Form 10-K, Exhibit 13
period 1993-12-31
SONOCO PRODUCTS CO
filed 1994-03-30
CIK 91767

COMPARATIVE HIGHLIGHTS (UNAUDITED)
Sunoco Products Company



                                                                        First        Second      Third       Fourth
(Dollars in thousands except per share)                                Quarter*     Quarter*    Quarter*     Quarter      Year
- ------------------------------------------------------------------------------------------------------------------------------------
1993
Net Sales..........................................................    $466,938     $478,508    $462,324    $539,454   $1,947,224
Gross Profit.......................................................     101,716      107,435     100,561     111,841      421,553
Net income available to common shareholders........................      26,908       31,808      28,504      30,350      117,570
Per common share
- ----------------
   Net income available to common shareholders.....................        .31          .36         .33         .35         1.35
   Dividends - common..............................................        .125         .135        .135        .135         .53
   Book value per common share.....................................                                                         7.04
   Market price - high.............................................      24-7/8       24-3/4          24      22-1/2      24-7/8
                - low..............................................      21-7/8       21-3/4      20-1/2      19-3/4      19-3/4
- ------------------------------------------------------------------------------------------------------------------------------------
1992 * *
Net Sales..........................................................    $429,793     $461,574    $462,603    $484,056   $1,838,026
Gross Profit.......................................................      85,775      100,582      98,448     101,969      386,774
Income before cumulative effect of changes in
  accounting principles............................................      22,128       28,854      27,156       3,113       81,251
Cumulative effect of changes in accounting for
  postretirement benefits and income taxes.........................     (37,892)                                          (37,892)
Net income (loss)..................................................     (15,764)      28,854      27,156       3,113       43,359
Per common share
- ----------------
  Income before cumulative effect of changes in
     accounting principles.........................................        .26          .33         .31          .04          .94
  Cumulative effect of changes in accounting for
     postretirement benefits and income taxes......................       (.44)                                              (.44)
  Net income (loss)................................................       (.18)         .33         .31          .04          .50
  Dividends - common...............................................        .115         .125        .125         .125         .49
  Book value per common share......................................                                                          6.45
  Market price - high..............................................      21-3/8           21      24-3/8       25-1/4      25-1/4
               - low...............................................      17-5/8       18-3/8          19       21-1/2      17-5/8

Per share amounts reflect the two-for-one stock split on June 10, 1993.

 * First, second and third quarters restated to reflect the reclassification of certain costs.
** First quarter 1992 includes a $38,000 after-tax charge, or $.44 per share, to comply with the accounting changes required by FAS 106 and FAS 109, described in Notes 12 and 13 to the Financial Statements. Fourth quarter 1992 includes a $25,000 after-tax, or $.29 per share, restructuring charge described in Note 4, to the Financial Statements.


                           1993 - THE YEAR IN REVIEW

JANUARY
- - Completed acquisition of
  the OPV/Durener Group,
  Germany's second largest
  manufacturer of tubes and
  cores.
- - Purchased Crellin Holding,
  Inc., a major manufacturer
  of molded plastics.


MARCH
- - Sold the European
  operations of the
  High Density Film
  Products Division.


APRIL
- - Announced a two-for-
  one split of Sonoco
  common stock effective
  June 10, 1993.
- - Robert Brown elected to
  Sonoco's Board of Directors.
- - Sold Edgeboard operations.


MAY
- - Completed purchase of
  the Jefferson Smurfit
  composite can operation
  in Mexico.
- - Sold liquid packaging
  operations to Liqui-Box
  Corporation.


SEPTEMBER
- - Began producing
  Engineered Cushion Fibre
  (ECF) protective packaging
  in the United States
  and Singapore.
- - Made tender offer to
  purchase Engraph, Inc.


OCTOBER
- - Acquired Engraph, Inc.
  after a successful tender
  offer.  Acquisition valued at
  approximately $300 million,
  net of debt assumed.
- - Leo Benatar, Chairman and
  CEO of Engraph, joined
  Sonoco and was named to
  the Board of Directors.
- - Peter Browning, former
  Chairman and CEO of
  National Gypsum, joined
  Sonoco as Executive Vice
  - President responsible for
  the global operation of the
  Industrial Products and
  Paper businesses.
- - Completed successful
  offering of $172 million in
  convertible preferred stock
  and $175 million in long-
  term notes.

DECEMBER
- - Completed the year with a
  10% decrease in the
  Sonoco Personal Injury
  Rate, which was a record
  low .98.
- - Posted best annual sales
  and earnings in the 95-year
  history of Sonoco.

MANAGEMENT'S DISCUSSION AND ANALYSIS



Results of Operations 1993-1992

    Consolidated net sales for 1993 were $1.95 billion compared with $1.84 billion in 1992, an increase of 5.9%. The sales gain included acquisitions and base business growth offset by operations sold as part of the 1992 restructuring and exchange rate changes in 1993. The acquisitions of Engraph, Crellin, OPV/Durener and a composite can plant in Mexico added $154 million in sales in 1993. Edgeboard, European plastic bags, liquid packaging, packaging tapes and U.K. reel operations were sold, reducing sales in 1993 by $38.6 million compared with 1992. The exchange rate losses associated with the stronger dollar in 1993 were $35 million, or 1.9% of 1992 sales.
    Net income for 1993 was $117.6 million, or $1.35 per share, compared with a restated 1992 income of $106.3 million, or $1.23 per share. The $1.23 per share in 1992 has been restated to exclude the 1992 cumulative effect of FAS 106 and FAS 109, as well as the restructuring reserve (all of which had a total negative impact of $.73 per share). The 1993 earnings represent a 10.7% increase over restated 1992 earnings. The 1993 profit included a non-operating gain of $.04 per share, as described in Note 3 to the financial statements.
    On a consolidated basis, the gross profit margin in 1993 increased to 21.6% from 21% in 1992. While some of our major industrial packaging operations felt the impact of poor business conditions, our consumer businesses performed well. The increase also reflects restructuring actions the Company has taken and investments made over the past couple of years. Further information on sales and profits is included in the segment discussion below. Acquisitions had a significant impact on 1993 earnings, which is expected to continue in the future. The aggregate cost of these acquisitions, net of debt assumed, was $393 million. With the additional goodwill ($292 million) and preferred stock and debt financing, dilution of approximately $.04 per share is expected in 1994, declining in 1995, with no dilution anticipated in 1996.
    Capital expenditures in 1993 of $115.6 million include projects to expand capacity and improve productivity and quality. Research and development costs charged to expense in 1993 were $12.9 million as compared with $11.7 million in 1992.
    Sonoco's effective tax rate in 1993 was 39% compared with 39.5% in 1992. CONVERTED PRODUCTS SEGMENT. The converted products segment consists of businesses that manufacture fibre and plastic tubes, cores and cones--used primarily as industrial carriers; composite canisters--used to package a variety of products including frozen concentrates, snack foods, nuts, solid shortening, refrigerated dough, biscuits and pastries, powdered beverages, coffee, paints, cleansers and other products; caulking cartridges--used for packaging adhesives and sealants; fibre drums, plastic drums, intermediate bulk containers--used for packaging a wide variety of products for bulk packaging; protective packaging products like solid fibre partitions, Sonopost(R) corner posts and Engineered Cushion Fibre; injection molded plastic products, pressure-sensitive labels and package inserts, screen printing for fleet graphics and vending machines, paperboard cartons, flexible packaging and specialties. Converted products is the largest of Sonoco's business segments representing approximately 60% of the Company's consolidated sales and profits.
    Trade sales for this segment in 1993 were $1.19 billion compared with $1.07 billion in 1992, an increase of 11.2%. This increase is primarily due to the acquisition of Engraph and Crellin. Demand in our industrial businesses was down, reflecting the depressed state of many of the major markets served. Selling price pressures were intense due to competition and customer profit pressures in these markets. The economic improvement experienced in the fourth quarter of 1993, and expected to continue in 1994, should improve the sales growth outlook for our industrial businesses in 1994. Our consumer businesses also experienced selling price pressure and low growth in 1993.
    The overall operating profit for the converting segment was $122.5 million compared with $94.4 million in 1992. The 1992 results included a restructuring charge of $9.7 million. Profits in the converting segment increased due to acquisitions, lower material costs and the benefits of the restructuring actions taken in 1992.
    Capital spending rose to $37.9 million in 1993 from $33.8 million in 1992. Major projects included actions to expand capacity and improve productivity and quality.
    PAPER SEGMENT. The paper segment consists of 21 U.S. cylinder board


                                   (Graph)



                             NET SALES BY SEGMENT
                                 (Millions $)

MANAGEMENT'S DISCUSSION AND ANALYSIS

machines, one Fourdrinier paper machine and Paper Stock Dealers, Inc., a recovered paper collection and processing subsidiary.
   The Fourdrinier paper machine, located in Hartsville, S.C., has an annual capacity of approximately 176,000 tons. This machine produces corrugated medium sold under contract to Georgia-Pacific Corporation.
   Sonoco's U.S. cylinder board capacity is approximately 750,000 tons a year. Most of the board produced on these machines is sold to Sonoco's paper converting operations with about 18% of the capacity going to external customers.
   Paper Stock Dealers has more than 20 collection facilities purchasing and processing recovered paper for use by Sonoco paper mills and for sale to external customers. Sonoco annually recycles more than a million tons of recovered paper and much of this is provided through this subsidiary and mill-site collections.
   Total domestic paper sales, including both internal and external, for 1993 were $278.9 million, a decrease of 1.3%, compared with $282.6 million for 1992. Lower prices in corrugated medium (which began to rise late in 1993 indicating a strengthening in the domestic market) coupled with flat industrial products sales and lower fibre drum sales were the primary factors affecting this segment.
   Operating profits for 1993 were $57.9 million, 11.5% below the $65.4 million in 1992. The decline in profits is due to lower volume and reduced prices in corrugated medium; lower external cylinder board volume and prices slightly below 1992 levels; and higher costs in several areas.
   Capital spending of $20.5 million in 1993 compared with $15.6 million in 1992. Projects were primarily focused on process improvements and productivity enhancements on cylinder board machines.
   INTERNATIONAL SEGMENT. The international segment includes all of Sonoco's non-U.S. operations, the largest of which are in the United Kingdom, Canada, France, Mexico, Australia and Germany. These operations are similar to the U.S. operations in products and markets served.
   Trade sales in the international segment totaled $404.1 million in 1993 compared with $444.7 million in 1992. Unfavorable exchange rates and the disposition of several business units that were a part of the 1992 restructuring program, accounted for $35 million and $37 million, respectively, of the sales decline. Sales were also negatively impacted by depressed paper markets in Canada, Mexico and Europe. Partially offsetting these were additional sales from acquisitions completed during 1993 and increased sales in the Asia Pacific region.
   Operating profits in the international segment totaled $11.9 million as compared with a loss in 1992 of $12.4 million. Included in the 1992 results is a $31.8 million restructuring charge. Excluding this charge, profits in 1993 were $7.5 million lower than 1992. Although Canada, Mexico and Australia had profit improvements in their converting operations, these improvements were more than offset by inefficiencies in consolidating businesses in Europe, exchange rate losses, and lower paper volume and prices due to several weak economies.
   Capital spending in this segment was $41.2 million compared with $48.3 million in 1992. Major projects include the start-up of a tape core operation in Italy and a project in Canada to generate power for internal use.
   MISCELLANEOUS SEGMENT. The miscellaneous segment is made up of several operations, the largest being High Density Film Products, producers of plastic bags for the grocery and retail industries, agricultural mulch film and other products. Also included is Baker Reels, a national manufacturer of nailed wood and metal reels for the wire and cable industries.
   Trade sales were $244 million in 1993, or 14.5% more than the $213 million in 1992. Volume increased in both operations. In addition, selling prices were increased in our reels business in response to higher lumber cost.
   Operating profits for the miscellaneous segment were $34.9 million in 1993 compared with $23.5 million in 1992. The improved profit in this segment is due to increased volume and excellent cost control.
   Capital spending in this segment was $9.1 million compared with $5.5 million in 1992. Major projects included capacity expansion at several High Density Film Products plants.


                                   (Graph)


                        Identifiable Assets By Segment
                                 (Millions $)

MANAGEMENT'S DISCUSSION AND ANALYSIS

    CORPORATE. Interest income, interest expense and unallocated corporate expenses are excluded from the operating profits by segment and are shown under Corporate. Interest expense in 1993 was $31.2 million compared with $30.4 million in 1992. In 1993, the benefit of declining global short-term interest rates was more than offset by higher average debt levels as a result of acquisitions. Corporate operating profit in 1993 includes a non-operating gain of $5.8 million described in Note 3.

Results of Operations 1992-1991
Consolidated net sales for 1992 were $1.84 billion, an increase of 8.2% compared with 1991 sales of $1.70 billion. This sales increase was due to strong demand at some of our operations, selling price increases and the effect of several small acquisitions. Net income for 1992 was $43.4 million, or $.50 per share, compared with $94.8 million, or $1.10 per share, in 1991. Results in 1991 included a $.05 per share gain from the sale of Sonoco's 40% interest in Sonoco Graham.
    Income in 1992 was reduced by a charge to comply with adoption of accounting standards FAS 106 ("Employers' Accounting for Postretirement Benefits Other Than Pensions") and FAS 109 ("Accounting for Income Taxes").
The net impact of these two accounting changes was a non-cash, after-tax charge of $38 million, or $.44 per share, retroactive to the beginning of 1992. Adoption of FAS 106 also resulted in an incremental, annual retiree benefit expense of approximately $3 million after-tax, or $.03 per share, which was retroactively charged over all four quarters in 1992. The accounting changes are described more fully in Notes 12 and 13. In addition to accounting changes, income was reduced by a one-time, after-tax charge of $25 million, or $.29 per share, that was taken in the fourth quarter to cover costs associated with restructuring several of the Company's operations, primarily at foreign locations. The restructuring included closing, consolidating or relocating several plants worldwide.
    Earnings adjusted for the accounting changes and restructuring charge would have been $109 million, or $1.26 per share, in 1992, an increase of 20% over the comparable $1.05 per share from operations reported in 1991.
    On a consolidated basis, the gross profit margin in 1992 increased to 21% from 20.5% in 1991. This performance reflected the rebound of our operations from the worldwide economic conditions that negatively impacted performance during 1991. These results also reflected actions the Company had taken and investments made over the past two years to enhance competitiveness in our markets.
    Capital expenditures in 1992 were $109.3 million. This spending included projects undertaken as part of our continuous improvement efforts to increase quality, reduce costs and improve safety throughout the Company.
    Research and development costs charged to expense increased in 1992 to $11.7 million compared with $9.9 million in 1991. This increased spending focused on projects related to Sonoco's primary businesses and reflects our commitment to ensure the Company is the technology leader in our markets.
    Also during 1992, the Company invested approximately $10 million in outside consultants to assist us on a variety of projects. This investment began to pay off during the year and will show continued results. This level of investment did not continue in 1993.
    Sonoco's effective tax rate in 1992 was 39.5% compared with 40.8% in 1991.
    CONVERTED PRODUCTS SEGMENT. Trade sales in this segment totaled $1.07 billion in 1992, an increase of 4.9% over the $1.02 billion in 1991. Sales increased in all of our traditional businesses due primarily to improved demand and selling prices in some markets coupled with two smaller acquisitions completed during the first quarter of 1992.
    Operating profits in this segment were $94.4 million compared with $92.8 million in 1991. Included in the 1992 operating profits is a $9.7 million restructuring charge for the consolidation and relocation of several plants. In addition, the incremental cost of adopting FAS 106 to this segment was $2.8 million. Excluding these charges, operating profits would have been $106.9 million. The profit improvement was due to improved demand, increased selling prices and the acquisitions during the year.
    Capital spending in this segment was $33.8 million in 1992 compared with $25.5 million in 1991. Major projects included the completion of a new corner post plant and a new industrial carrier research and development facility, as well as other projects to enhance productivity and improve quality.



                                  (Graph)



                          Operating Income by Segment
                                  (millions $)

MANAGEMENT'S DISCUSSION AND ANALYSIS

        PAPER SEGMENT. Total segment sales, including both internal and external paper sales, were $282.6 million in 1992, a 5% increase over the $269.1 million in 1991. Internal consumption of Sonoco's cylinder board remained about the same as 1991.
        Corrugated medium volume increased 6.6% in 1992, reflecting an increase in demand from Georgia-Pacific. Selling prices, which had been down because of adverse market conditions, increased about 2% in 1992.
        Operating profits in this segment were $65.4 million compared with $56.6 million in 1991 due primarily to increased selling prices and lower recovered paper cost.
        Capital spending of $15.6 million was invested to improve processes and productivity on several of the cylinder board machines as paper operations worked to focus certain mills on specific grades of board.
        INTERNATIONAL SEGMENT. Trade sales in the international segment were $444.7 million in 1992, an 18.3% increase over the $375.9 million in 1991. This sales increase is due primarily to the acquisition of the Trent Valley paper mill in Canada during the first quarter of 1992, as well as the impact of full-year sales from several 1991 acquisitions--Sonoco Containers Inc., Rolex and Coretech-Sonoco Limited.
        Operating losses in the international segment totaled $12.4 million in 1992, compared with profits of $14.4 million in 1991. Included in the 1992 results is a $31.8 million restructuring charge for the closing and consolidation of several plants, as well as elimination of some operations that drained profits. Excluding the restructuring charge, profits for this segment would have been $19.4 million. The profit increase was attributed to increased volume due to acquisitions in Canada and improved operating performance in the European and South American regions. Profits in this segment were adversely impacted by consulting costs in support of efforts to position the Company for longer-term international growth.
        Capital spending for 1992 was $48.3 million compared with $40.7 million in 1991. Major projects included significant reinvestment in Mexico to enhance tube and core quality, a new tube and core plant in Malaysia and a new partitions plant in Mexico. It also included a new research and development facility in France.
        MISCELLANEOUS SEGMENT. Trade sales in 1992 were $213 million compared with $197.9 million in 1991. The sales increase is due primarily to the increased volume in the plastic bag operations. Operating profits for 1992 were $23.5 million compared with $21.1 million in 1991. Selling prices for plastic bags declined in 1992 due to competitive pressures. However, the selling price decline was more than offset by volume increases, high-capacity utilization and improved productivity.
        Capital spending in this segment was $5.5 million in 1992 compared with $9.7 million in 1991. Spending was primarily focused on projects to improve processes and quality in the plastic bag operations. During 1992, Baker Reels acquired a West Coast reel manufacturer.
        CORPORATE. Interest expense in 1992 was $30.4 million compared with $28.2 million in 1991. In 1992, the benefit of declining short-term interest rates was more than offset by slightly higher average debt levels and a higher average ratio of fixed-to-floating rate debt as compared to 1991. The $8.5 million pretax gain from the sale of Sonoco Graham was included under Corporate in 1991.
        Corporate capital expenditures were $6.1 million in 1992 compared with $1.9 million in 1991, representing a return to normal spending levels and includes several projects delayed in 1991 due to cost containment efforts.

Financial Position, Liquidity and Capital Resources
        Sonoco's financial position remained strong in 1993 and 1992. The debt to total capital ratio was 38% at December 31, 1993, compared with 35.1% and 30.6% at December 31, 1992 and 1991, respectively. Debt increased $200 million to $515.8 million at December 31, 1993, primarily due to increased spending on acquisitions, partially offset by $42.5 million in proceeds from asset dispositions and $33.7 million from the early repayment of the 10.9% Sonoco Graham note. Debt increased $32.8 million in 1992 to $316 million, due to increased capital spending and acquisitions. Capital spending, including acquisitions, was $508.5 million in 1993 compared with $144.3 million in 1992 and $102 million in 1991.
         In September 1993, the Company entered into a $375 million term-loan agreement (the "bridge facility") in order to obtain the financing required for the acquisition of the outstanding shares of Engraph, Inc., to repay certain existing facilities, and to pay related expenses. As of December 31, 1993, the commitment under the bridge facility had been terminated and all advances had been repaid primarily from the proceeds of the debt and convertible preferred stock as described later.
        In October 1993, the Company filed a shelf registration with the Securities and Exchange Commission for the future issuance of

MANAGEMENT'S DISCUSSION AND ANALYSIS


                                   (Graph)


                         CAPITAL SPENDING BY SEGMENT
                                 (millions $)

up to an additional $225 million of debt securities, thereby increasing the amount of registered debt securities available for issuance to $325 million (including $100 million previously filed under the June 1991 registration), referred to collectively as the "registered debt securities." The Company issued $100 million of 5.875% notes, due November 1, 2003, of its registered debt securities in October. The net proceeds were used to reduce the bridge facility.
    The Company issued $75 million of 5.49% notes, due April 15, 2000, of its registered debt securities directly to an institutional investor (the "direct placement") on November 18, 1993. Approximately $41 million of the proceeds of the direct placement were used to prepay the outstanding balance of 9.3% privately placed notes due 1994 through 1998 (including a make-whole premium of $3.2 million), with the balance used for repayment of other indebtedness. The Company has $150 million of registered debt securities available for issuance at December 31, 1993.
    The Company also filed a registration statement with the Securities and Exchange Commission for the issuance of up to 3,450,000 shares of $2.25 Series A Cumulative Convertible Preferred Stock in October 1993. The sale of these securities at $50.00 per share, convertible to the Company's common stock at a price of $25.31, was completed in October, providing $172.5 million in funds before fees. The net proceeds from this issue were used to reduce the bridge facility.
    In 1993, the Company increased the authorized commercial paper program from $200 million to $250 million and increased the fully committed bank lines of credit supporting the program by a like amount.
    The Company expects internally generated cash flow along with borrowings under its existing credit facilities to be sufficient to meet operating and normal capital expenditure requirements. Capital spending for 1994 is expected to be approximately $121 million.
    Acquisitions are expected to continue to be an important part of the Company's strategy for growth. The Company would expect to acquire additional companies with market and technology positions that provide meaningful opportunities when consistent with its overall goals and strategies.
    Net working capital was $210 million at December 31, 1993, as compared with $152 million and $164 million at December 31, 1992 and 1991, respectively. Working capital increased in 1993 primarily as a result of working capital acquired through acquisitions. Working capital decreased in 1992 primarily because of an increase in the restructuring reserve. The ratio of current assets to current liabilities was 1.7 at December 31, 1993, as compared with
1.5 and 1.6 at December 31, 1992 and 1991, respectively. Excluding restructuring accruals, the ratio was approximately 1.9 in 1993 and 1.7 in 1992 and 1991.
    Shareholders' equity of $788.4 million in 1993, which includes $172.5 million for the issuance of preferred stock, compares with $561.9 million in 1992. The book value per common share in 1993 was $7.04 compared with $6.45 per common share in 1992. This increase was attributable to higher net income in 1993 as compared with 1992. Return on common equity was 19.9% in 1993 compared with 13.7% in 1992 (excluding the cumulative effect of accounting changes) and 17.8% in 1991. Excluding the impact of the restructuring costs and accounting changes, return on equity was 18.2% in 1992.
    On April 21, 1993, the Board of Directors authorized a two-for-one split of common stock and increased the dividend, after giving effect to the stock split, to $.135 per share from the $.125 per share that had been paid since the second quarter of 1992. The Company plans to increase dividends as earnings justify.
    The Company is subject to various federal, state and local environmental laws and regulations, concerning among other matters, wastewater effluent and air emissions. Compliance costs have not been significant due to the nature of the materials and processes used in manufacturing operations. The Company has been named as a potentially responsible party at five sites in the Northeast. These sites are believed to represent the Company's largest potential environmental problems. The Company has presently accrued $3.1 million as of December 31, 1993, with respect to these sites. Due to the complexity of determining clean-up costs associated with the sites, an estimate of the ultimate cost to the Company cannot be determined; however, costs will be accrued once reasonable estimates are determined.
    During 1993, 1992 and 1991, inflation had an immaterial effect on the Company's operations.

SELECTED ELEVEN-YEAR FINANCIAL DATA (UNAUDITED)
Sonoco Products Company

(Dollars and shares in thousands except per share data)             1993            1992**            1991
- -------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales . . . . . . . . . . . . . . . . . . . . . . . . .      $1,947,224       $1,838,026       $1,697,058
Cost of sales and operating expenses. . . . . . . . . . . .       1,734,980        1,641,075        1,528,543
Interest expense . . . . .  . . . . . . . . . . . . . . . .          31,154           30,364           28,186
Interest income . . . . . . . . . . . . . . . . . . . . . .          (6,017)          (6,416)          (6,870)
Unusual items*  . . . . . . . . . . . . . . . . . . . . . .          (5,800)          42,000           (8,525)
                                                                  -------------------------------------------
Income from operations before income taxes. . . . . . . . .         192,907          131,003          155,724
Taxes on income . . . . . . . . . . . . . . . . . . . . . .          75,200           51,800           63,600
Equity in earnings of affiliates. . . . . . . . . . . . . .           1,127            2,048            2,681
                                                                  -------------------------------------------
Net income before discontinued operations and cumulative
  effect of changes in accounting principles. . . . . . . .         118,834           81,251           94,805
Loss from discontinued operations, net of tax . . . . . . .
Cumulative effect of changes in accounting principles
  (FAS 106 and FAS 109) . . . . . . . . . . . . . . . . . .                          (37,892)
                                                                  -------------------------------------------
Net income. . . . . . . . . . . . . . . . . . . . . . . . .         118,834           43,359           94,805
Preferred dividends . . . . . . . . . . . . . . . . . . . .          (1,264)
                                                                  -------------------------------------------
Net income available to common shareholders . . . . . . . .         117,570           43,359           94,805
Returns before cumulative effect of changes
  in accounting principles
    Return on weighted-average common shareholders' equity             19.9%            13.7%            17.8%
    Return on net sales . . . . . . . . . . . . . . . . . .             6.1%             4.4%             5.6%
Per common share:(1)
  Net income before discontinued operations and
    cumulative effect of changes in
    accounting principles . . . . . . . . . . . . . . . . .            1.35              .94             1.10
  Loss from discontinued operations, net of tax . . . . . .
  Cumulative effect of changes in accounting principles . .                             (.44)
  Net income available to common shareholders . . . . . . .            1.35              .50             1.10
  Dividends declared - common . . . . . . . . . . . . . . .             .53              .49              .46
Average common shares outstanding(1). . . . . . . . . . . .          87,316           86,732           86,304
Actual common shares outstanding at December 31(1). . . . .          87,447           87,144           86,490
                                                                  -------------------------------------------
FINANCIAL POSITION
Net working capital . . . . . . . . . . . . . . . . . . . .         209,932          152,478          163,860
Property, plant and equipment . . . . . . . . . . . . . . .         737,154          614,018          580,787
Total assets. . . . . . . . . . . . . . . . . . . . . . . .       1,707,125        1,246,531        1,135,940
Long-term debt. . . . . . . . . . . . . . . . . . . . . . .         455,262          240,982          227,528
Shareholders' equity. . . . . . . . . . . . . . . . . . . .         788,364          561,890          562,306
Current ratio . . . . . . . . . . . . . . . . . . . . . . .             1.7              1.5              1.6
Total debt to total capital . . . . . . . . . . . . . . . .            38.0%            35.1%            30.6%
Book value per common share(1). . . . . . . . . . . . . . .            7.04             6.45             6.50
                                                                  -------------------------------------------
OTHER DATA
Depreciation, depletion and amortization expense. . . . . .          95,745           83,309           76,561
Dividends declared - common . . . . . . . . . . . . . . . .          46,333           42,443           39,703
Market price per common share (ending)(1) . . . . . . . . .           22.00            23.88            17.25

  * See Note 3 to Consolidated Financial Statements.
  **Includes restructuring charges of $42,000 pretax, or $25,000 after-tax, in 1992 and $75,000 pretax, or $54,650 after-tax, in 1990 (see Note 4 to Consolidated Financial Statements). Also includes acquisition consolidation charges of $10 million pretax, or $5,600 after-tax in 1987.
(1) Prior years' data adjusted for stock splits.

     1990**           1989          1988            1987**             1986               1985            1984            1983
  ------------------------------------------------------------------------------------------------------------------------------

  $1,669,142      $1,655,830     $1,599,751      $1,312,052          $963,796           $869,598       $740,869         $668,628
   1,481,271       1,470,877      1,413,912       1,174,777           858,680            773,910        661,457          601,098
      28,073          29,440         25,175          18,593             8,552              8,686          4,420            5,104
      (2,196)         (2,573)        (1,517)         (1,045)             (602)            (1,782)        (1,006)            (708)
      75,000                                         10,000
  ------------------------------------------------------------------------------------------------------------------------------
      86,994         158,086        162,181         109,727            97,166             88,784         75,998           63,134
      43,934          60,906         67,029          48,714            44,435             41,871         35,282           28,085
       7,308           6,381          1,125             469             1,945              2,496          1,819            2,225
  ------------------------------------------------------------------------------------------------------------------------------

      50,368         103,561         96,277          61,482            54,676             49,409         42,535           37,274
                                                                                                                          (3,740)


  ------------------------------------------------------------------------------------------------------------------------------
      50,368         103,561         96,277          61,482            54,676             49,409         42,535           33,534

  ------------------------------------------------------------------------------------------------------------------------------
      50,368         103,561         96,277          61,482            54,676             49,409         42,535           33,534


         9.6%           21.3%          23.0%           17.0%             17.4%              17.7%          16.9%            16.2%
         3.0%            6.3%           6.0%            4.7%              5.7%               5.7%           5.7%             5.6%



         .58            1.18           1.10             .70               .63                .57            .49              .43
                                                                                                                            (.04)

         .58            1.18           1.10             .70               .63                .57            .49              .39
         .45             .41            .32             .25               .21                .18            .16              .14
      87,110          87,794         87,632          87,730            87,612             87,450         87,264           87,166
      86,100          87,454         87,722          87,532            87,636             87,580         87,330           87,210
  ------------------------------------------------------------------------------------------------------------------------------

     184,066         193,035        188,085         143,972           104,614            105,070         90,430           79,098
     562,591         494,290        533,427         482,357           267,353            245,990        201,211          199,712
   1,113,594         995,132        977,459         877,625           559,459            500,833        408,205          383,203
     279,135         226,240        275,535         263,489            58,440             73,383         31,469           42,140
     512,828         511,574        454,486         379,912           332,890            295,743        260,640          236,609
         1.7             2.1            2.0             1.8               1.9                2.1            2.2              2.2
        34.7%           30.4%          36.8%           38.6%             17.7%              19.9%          12.4%            16.7%
        5.96            5.85           5.18            4.34              3.80               3.38           2.99             2.72
  ------------------------------------------------------------------------------------------------------------------------------

      72,152          67,263         69,055          57,086            35,654             31,182         27,324           25,806
      39,216          35,583         28,046          21,942            17,963             15,746         13,634           11,987
       16.25           18.50          17.13           10.63              9.50               7.69           4.91             5.53

CONSOLIDATED BALANCE SHEETS
Sonoco Products Company


                                                                                                December 31
                                                                                  -------------------------------------------
(Dollars and shares in thousands)                                                      1993                           1992
- -----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . . . .         $   25,858                     $   38,068
  Trade accounts receivables, net of
    allowances for doubtful amounts of
    $6,514 and $3,511, respectively   . . . . . . . . . . . . . . . . . . .            232,628                        202,837
  Other receivables   . . . . . . . . . . . . . . . . . . . . . . . . . . .             22,989                         18,794
  Inventories
    Finished and in process   . . . . . . . . . . . . . . . . . . . . . . .             83,660                         67,714
    Materials and supplies  . . . . . . . . . . . . . . . . . . . . . . . .            102,465                         91,864
  Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             30,750                         28,670
  Deferred income taxes   . . . . . . . . . . . . . . . . . . . . . . . . .             14,760                         17,000
                                                                                    -----------------------------------------
                                                                                       513,110                        464,947
Property, Plant and Equipment . . . . . . . . . . . . . . . . . . . . . . .            737,154                        614,018
Cost in Excess of Fair Value of Assets Purchased  . . . . . . . . . . . . .            339,653                         59,003
Other Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            117,208                        108,563
                                                                                    -----------------------------------------
                                                                                    $1,707,125                     $1,246,531
                                                                                    =========================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Payable to suppliers  . . . . . . . . . . . . . . . . . . . . . . . . . .         $  129,389                     $  109,777
  Accrued expenses and other  . . . . . . . . . . . . . . . . . . . . . . .             60,407                         53,774
  Accrued wages and other compensation  . . . . . . . . . . . . . . . . . .             22,633                         16,039
  Restructuring reserve   . . . . . . . . . . . . . . . . . . . . . . . . .             27,114                         39,130
  Notes payable and current portion of long-term debt   . . . . . . . . . .             60,564                         75,028
  Taxes on income   . . . . . . . . . . . . . . . . . . . . . . . . . . . .              3,071                         18,721
                                                                                    -----------------------------------------
                                                                                       303,178                        312,469
Long-Term Debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            455,262                        240,982
Postretirement Benefit Obligation . . . . . . . . . . . . . . . . . . . . .             99,165                         97,993
Deferred Income Taxes and Other . . . . . . . . . . . . . . . . . . . . . .             61,156                         33,197
Commitments and Contingencies . . . . . . . . . . . . . . . . . . . . . . .
Shareholders' Equity
  Serial preferred stock, no par value
    Authorized 30,000 shares
    Issued 3,450 shares   . . . . . . . . . . . . . . . . . . . . . . . . .            172,500
  Common shares, no par value
    Authorized 150,000 shares
    Issued 91,841 shares  . . . . . . . . . . . . . . . . . . . . . . . . .              7,175                          7,175
  Capital in excess of stated value   . . . . . . . . . . . . . . . . . . .             62,277                         61,608
  Translation of foreign currencies   . . . . . . . . . . . . . . . . . . .            (39,016)                       (19,952)
  Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . . . .            623,500                        552,263
Treasury shares at cost (1993--4,394 shares; 1992--4,697 shares)  . . . . .            (38,072)                       (39,204)
                                                                                    -----------------------------------------
                                                                                       788,364                        561,890
                                                                                    -----------------------------------------
                                                                                    $1,707,125                     $1,246,531
                                                                                    =========================================

Shares reflect the two-for-one stock split on June 10, 1993.

The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Sonoco Products Company

                                                                                YEARS ENDED DECEMBER 31
                                                                  --------------------------------------------------
(Dollars and shares in thousands except per share)                       1993             1992            1991
- --------------------------------------------------------------------------------------------------------------------
Net sales  . . . . . . . . . . . . . . . . . . . . . . . . . . .    $1,947,224          $1,838,026      $1,697,058
Cost of sales. . . . . . . . . . . . . . . . . . . . . . . . . .     1,525,671           1,451,252       1,348,489
Selling, general and
  administrative expenses. . . . . . . . . . . . . . . . . . . .       209,309             189,823         180,054
Interest expense . . . . . . . . . . . . . . . . . . . . . . . .        31,154              30,364          28,186
Interest income  . . . . . . . . . . . . . . . . . . . . . . . .        (6,017)             (6,416)         (6,870)
Unusual items  . . . . . . . . . . . . . . . . . . . . . . . . .        (5,800)             42,000          (8,525)
                                                                    ----------------------------------------------
Income from operations before income
  taxes and cumulative effect of
  changes in accounting principles . . . . . . . . . . . . . . .       192,907             131,003         155,724
Taxes on income. . . . . . . . . . . . . . . . . . . . . . . . .        75,200              51,800          63,600
                                                                    ----------------------------------------------
Income from operations before
  equity in earnings of affiliates and
  cumulative effect of changes in
  accounting principles. . . . . . . . . . . . . . . . . . . . .       117,707              79,203          92,124
Equity in earnings of affiliates . . . . . . . . . . . . . . . .         1,127               2,048           2,681
                                                                    ----------------------------------------------
Income before cumulative effect of
  changes in accounting principles . . . . . . . . . . . . . . .       118,834              81,251          94,805

Cumulative effect of changes in accounting for postretirement
  benefits (Note 12) and income taxes (Note 13). . . . . . . . .                           (37,892)
                                                                    ----------------------------------------------
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . .       118,834              43,359          94,805
Preferred dividends. . . . . . . . . . . . . . . . . . . . . . .        (1,264)
                                                                    ----------------------------------------------
Net income available to common shareholders. . . . . . . . . . .    $  117,570          $   43,359      $   94,805
                                                                    ===============================================
Per common share
- ----------------
Income before cumulative effect of
  changes in accounting principles . . . . . . . . . . . . . . .    $    1.35           $      .94      $     1.10
Cumulative effect of changes in
  accounting for postretirement
  benefits and income taxes. . . . . . . . . . . . . . . . . . .                              (.44)
                                                                    ----------------------------------------------
Net income available to common shareholders. . . . . . . . . . .    $    1.35           $      .50      $     1.10
                                                                    ==============================================
Dividends - common . . . . . . . . . . . . . . . . . . . . . . .    $     .53           $      .49      $      .46
Average common shares outstanding. . . . . . . . . . . . . . . .       87,316               86,732          86,304

Shares and per-share data reflect the two-for-one stock split on June 10, 1993

The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Sonoco Products Company


                                                        Common Shares     Preferred   Capital in   Translation             Treasury
                                                     -------------------    Stock     Excess of     of Foreign  Retained    Shares
(Dollars and shares in thousands except per share)   Outstanding  Amount   Amount    Stated Value   Currencies  Earnings    Amount
- ------------------------------------------------------------------------------------------------------------------------------------
JANUARY 1, 1991 . . . . . . . . . .                    86,100     $7,175   $           $ 50,643      $2,583     $496,245   $(43,818)
  Net income  . . . . . . . . . . .                                                                               94,805
  Dividends, $.46
    per share . . . . . . . . . . .                                                                              (39,703)
  Translation loss. . . . . . . . .                                                                 (10,812)
  Issuance of treasury
    shares under
      Stock option plan . . . . . .                       352                             1,795                               2,761
      Employee stock
        ownership plan  . . . . . .                       244                             2,383                               1,925
  Treasury shares
    acquired  . . . . . . . . . . .                      (206)                                                               (3,676)
                                                     -------------------------------------------------------------------------------

DECEMBER 31, 1991 . . . . . . . . .                    86,490      7,175                 54,821      (8,229)     551,347    (42,808)
  Net income. . . . . . . . . . . .                                                                               43,359
  Dividends, $.49
    per share . . . . . . . . . . .                                                                              (42,443)
  Translation loss. . . . . . . . .                                                                 (11,723)
  Issuance of treasury
    shares under
      Stock option plan . . . . . .                       682                             3,894                               4,864
      Employee stock
        ownership plan  . . . . . .                       224                             2,893                               1,854
  Treasury shares
    acquired  . . . . . . . . . . .                      (252)                                                               (3,114)
                                                     -------------------------------------------------------------------------------
DECEMBER 31, 1992 . . . . . . . . .                    87,144      7,175                 61,608     (19,952)     552,263    (39,204)
  Net income  . . . . . . . . . . .                                                                              118,834
  Dividends
    Preferred . . . . . . . . . . .                                                                               (1,264)
    Common, $.53
      per share . . . . . . . . . .                                                                              (46,333)
  Translation loss  . . . . . . . .                                                                 (19,064)
  Issuance of 3,450
    preferred shares. . . . . . . .                                         172,500      (3,968)
  Issuance of treasury
    shares under
      Stock option plan . . . . . .                       208                             1,388                               1,493
      Employee stock
        ownership plan  . . . . . .                       235                             3,249                               2,001
  Treasury shares
    acquired  . . . . . . . . . . .                      (140)                                                               (2,362)
                                                     -------------------------------------------------------------------------------
DECEMBER 31, 1993 . . . . . . . . .                    87,447     $7,175   $172,500    $ 62,277    $(39,016)    $623,500   $(38,072)
                                                     ===============================================================================


Shares and per share data reflect the two-for-one stock split on June 10, 1993.

The Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Sonoco Products Company

                                                                                Years ended December 31
                                                                    ---------------------------------------------
(Dollars in thousands)                                                    1993            1992              1991
- -----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income . . . . . . . . . . . . . . . . . . . . . . . . . .        $118,834        $ 43,359           $94,805
Adjustments to reconcile net income to net
  cash provided by operating activities
    Depreciation, depletion and amortization . . . . . . . . .          95,745          83,309            76,561
    Cumulative effect of changes in accounting principles. . .                          37,892
    Restructuring charge . . . . . . . . . . . . . . . . . . .                          39,130
    Loss on assets retired . . . . . . . . . . . . . . . . . .             836           2,941             5,987
    Equity in earnings of affiliates, net of dividends . . . .            (975)         (1,893)           (2,532)
    Deferred taxes . . . . . . . . . . . . . . . . . . . . . .          22,361         (13,619)             (328)
    Gain on sale of investment in affiliate. . . . . . . . . .         (15,299)                           (8,525)
    Changes in assets and liabilities, net of
      effects from acquisitions, dispositions
      and foreign currency adjustments
        Accounts receivable. . . . . . . . . . . . . . . . . .             860         (13,178)           (8,917)
        Inventories. . . . . . . . . . . . . . . . . . . . . .           5,545          (3,719)            5,555
        Prepaid expenses . . . . . . . . . . . . . . . . . . .          (1,411)            831             2,675
        Payables and taxes . . . . . . . . . . . . . . . . . .         (45,881)         (7,930)           (3,644)
        Other assets and liabilities . . . . . . . . . . . . .         (17,771)         (9,711)           (5,155)
                                                                    ---------------------------------------------
Net cash provided by operating activities. . . . . . . . . . .         162,844         157,412           156,482

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment. . . . . . . . . . .        (115,596)       (109,305)          (90,557)
Cost of acquisitions, exclusive of cash. . . . . . . . . . . .        (392,950)        (34,964)          (11,413)
Proceeds from the sale of assets . . . . . . . . . . . . . . .          42,467           6,626            21,735
Proceeds from collection of a note receivable. . . . . . . . .          33,672
                                                                    ---------------------------------------------
Net cash used by investing activities. . . . . . . . . . . . .        (432,407)       (137,643)          (80,235)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of debt . . . . . . . . . . . . . . . .         662,800         168,072           199,256
Principal repayment of debt. . . . . . . . . . . . . . . . . .        (523,817)       (132,163)         (241,882)
Cash dividends . . . . . . . . . . . . . . . . . . . . . . . .         (46,333)        (42,443)          (39,703)
Treasury shares acquired . . . . . . . . . . . . . . . . . . .          (2,362)         (3,114)           (3,676)
Treasury shares issued . . . . . . . . . . . . . . . . . . . .           2,428           7,781             3,935
Preferred shares issued. . . . . . . . . . . . . . . . . . . .         172,500
                                                                    ---------------------------------------------
Net cash provided (used) by financing activities . . . . . . .         265,216          (1,867)          (82,070)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH . . . . . . . . . . .          (7,863)         (8,456)           (5,482)
                                                                    ---------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (12,210)          9,446           (11,305)
Cash and cash equivalents at beginning of year . . . . . . . .          38,068          28,622            39,927
                                                                    ---------------------------------------------
Cash and cash equivalents at end of year . . . . . . . . . . .        $ 25,858         $38,068           $28,622
                                                                    =============================================
SUPPLEMENTAL CASH FLOW DISCLOSURES
  Interest paid. . . . . . . . . . . . . . . . . . . . . . . .        $ 31,504         $29,265           $23,431
  Income taxes paid. . . . . . . . . . . . . . . . . . . . . .        $ 75,374         $65,224           $61,798

Excluded from the consolidated statements of cash flows was the effect of certain non-cash activities. The Company assumed $75,000 and $16,300 of debt obligations in 1993 and 1991, respectively, in conjunction with acquisitions. The Company also received a note for $33,700 in conjunction with the sale of the Sonoco Graham Company in 1991.

The Notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars in thousands except per share)


The following notes are an integral part of the consolidated financial statements. The accounting principles followed by the Company appear in bold type.
       1 PRINCIPLES OF CONSOLIDATION.
The consolidated financial statements include the accounts of Sonoco Products Company and its United States and international subsidiaries after elimination of intercompany accounts and transactions. Investments in affiliated companies in which the Company owns 20% to 50% of the voting stock are included on the equity method of accounting.
       2 ACQUISITIONS/DISPOSITIONS.
During the first quarter of 1993, the Company completed several acquisitions totaling approximately $100,000. The most notable was the acquisition of all the outstanding stock of Crellin Holding, Inc., an international manufacturer, designer and marketer of molded plastics products.
    In October 1993, the Company acquired Engraph, Inc. following the successful conclusion of a cash tender offer and merger transaction. The tender offer of approximately $300,000 reflects a price of $15.63 per share for each of Engraph's outstanding shares of common stock. Engraph's markets include labels and package inserts, flexible packaging, screen process printing and paperboard cartons and specialties.
    Debt assumed in connection with the above acquisitions was approximately $75,000. The Company has accounted for each of these acquisitions as a purchase and, accordingly, has included their results of operations in consolidated net income from the date of acquisition. The aggregate excess purchase price over the fair value of assets purchased was $292,000 and is being amortized over 40 years.
    Pro forma sales for the twelve months ended December 31, 1993 and 1992, giving effect to the acquisitions described above as though they occurred January 1, 1992, would have been approximately $2,100,000 for both years. Pro forma net income for the same period would have been approximately $105,000 and $72,000, or $1.21 and $.83 per share. Net income for 1992 includes a $25,000 after-tax restructuring charge but excludes the $37,892 cumulative effect of changes in accounting principles.
    Also during 1993, the Company disposed of several operations whose businesses were not consistent with the long-term strategic direction of the Company. These dispositions were provided for as a part of the 1992 restructuring plan as discussed in Note 4. Operations sold in 1993 included the European bag, the bag-in-box liquid packaging, the Edgeboard and packaging tapes operations. The net proceeds from these sales were approximately $42,000.
       3 UNUSUAL ITEMS.
Included in 1993 and 1991 were gains on the sale of Sonoco Graham. The 1993 gain from the early payment of a note issued in connection with the sale was partially offset by charges for refinancing debt related to the Engraph acquisition and various other unusual items. The 1992 unusual items represent restructuring reserves, which are discussed more fully in Note 4.
       4 RESTRUCTURING CHARGES IN 1992 AND 1990.
During the fourth quarter of 1992, the Company recorded a charge to earnings for costs associated with the restructuring, closing, consolidating and relocating of various plants, principally at foreign locations. The restructuring reduced income before taxes, net income and earnings per share by $42,000, $25,000 and $.29, respectively.
    During the third quarter of 1990, the Company restructured several operations to improve its cost and competitive position associated primarily with domestic operations. The restructuring reduced income before taxes, net income and earnings per share by $75,000, $54,650 and $.63, respectively.
       5 CASH AND CASH EQUIVALENTS.
Cash equivalents are composed of all highly liquid investments with an original maturity of three months or less.
    At December 31, 1993 and 1992, $18,751 and $25,005, respectively, of outstanding checks were included in Payables to Suppliers.
       6 INVENTORIES.
Inventories are stated at the lower of cost or market.  The last-in, first-out
(LIFO) method was used to determine costs of approximately 44% of total inventories in 1993 and 40% in 1992. The remaining inventories are determined on the first-in, first-out (FIFO) method.
    If the FIFO method of accounting had been used for all inventories, the totals would have been higher by $7,885 in 1993 and $10,061 in 1992.
       7 PROPERTY, PLANT and EQUIPMENT.
Plant assets represent the original cost of land, buildings and equipment less depreciation computed under the straight-line method over the estimated useful life of the asset. Equipment lives range from 5 to 11 years, buildings from 20 to 30 years.
    Timber resources are stated at cost. Depletion is charged to operations based on the number of units of timber cut during the year.
    Depreciation and depletion expense amounted to $87,721 in 1993; $79,455 in 1992 and $73,111 in 1991.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars in thousands except per share)

Note 7: PROPERTY, PLANT AND EQUIPMENT - CONTINUED
    Details of property, plant and equipment at December 31 are as follows:

                                      1993           1992
- ----------------------------------------------------------
Land  . . . . . . . . . . . .   $   25,694      $   19,151
Timber resources  . . . . . .       25,349          24,420
Buildings . . . . . . . . . .      267,933         226,758
Machinery & equipment . . . .      935,247         820,553
Construction in progress  . .       61,473          44,118
                                --------------------------
                                 1,315,696       1,135,000
Accumulated depreciation
 and depletion  . . . . . . .     (578,542)       (520,982)
                                --------------------------
                                $  737,154      $  614,018
                                ==========================

    Estimated costs for completion of authorized capital additions under construction totaled approximately $63,000 at December 31, 1993.
    Certain operating properties and equipment are leased under non-cancellable operating leases. Total rental expense under operating leases was $26,400, $23,400 and $23,700 in 1993, 1992 and 1991, respectively. Future minimum rentals under non-cancellable operating leases with terms of more than one year are as follows: 1994 - $15,400; 1995 - $14,000; 1996 - $11,400; 1997 - $8,500;
1998 - $7,300; 1999  and thereafter - $12,700.
       8   COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED.
Goodwill arising from business acquisitions ($292,000 in 1993) is amortized on the straight-line basis over periods ranging from 20 to 40 years. Amortization expense amounted to $8,024 in 1993; $3,854 in 1992 and $3,450 in 1991.
Accumulated amortization at December 31, 1993 and 1992 was $24,403 and $22,040, respectively.
       9   DEBT.
Debt at December 31 was as follows:

                                             1993       1992
- -----------------------------------------------------------------
Commercial paper, average rate
 of 3.2% in 1993 and 3.7% in 1992          $146,500     $  80,000
9.2% notes due August 2021  . . . . .        99,920        99,917
5.875% notes due November 2003  . . .        99,339
5.49% notes due April 2000  . . . . .        75,000
Private placement notes payable,
 interest at 9.3% . . . . . . . . . .                      42,860
Foreign denominated debt, average
  rate of 6.8% at December 31, 1993
  and 9.8% at December 31, 1992 . . .        70,618        78,001
Other notes . . . . . . . . . . . . .        24,449        15,232
                                           ----------------------
Total debt  . . . . . . . . . . . . .       515,826       316,010
Less current portion and
 short-term notes . . . . . . . . . .        60,564        75,028
                                           ----------------------
Long-term debt  . . . . . . . . . . .      $455,262      $240,982
                                           ======================

     The Company sold $100,000 of 5.875% notes due November 2003 and $75,000 of 5.49% notes due April 2000 in October 1993 and November 1993, respectively. Net proceeds were used primarily for the Engraph acquisition and to repay other indebtedness, including the 9.3% privately placed notes due 1994 through 1998 and the related make-whole premium of $3.2 million.
    In 1993, the Company increased the authorized commercial paper program from $200 million to $250 million and increased the fully committed bank lines of credit supporting the program by a like amount. These bank lines expire in 1998. Accordingly, commercial paper borrowings are classified as long-term debt.
    The Company has entered into various agreements with banks for managing exposure to interest rates. The differential to be paid or received is accrued as interest rates change. All of the Company's interest rate swap agreements mature in 1994.
    The estimated fair value of debt, including the impact of interest rate swaps, is $539,200 at December 31, 1993. This estimate is based on quoted market prices or by discounting future cash flows using interest rates available to the Company for issues with similar terms and average maturities.
    The approximate principal requirements of debt maturing in the next five


Note 9: Debt  - continued
years are: 1994 - $60,600; 1995 - $2,400; 1996 - $5,400; 1997 - $1,400; and
1998 - $1,600. It is management's intent to extend indefinitely the line of credit agreements supporting the commercial paper program. Accordingly, no principal repayments are projected through 1998.
    Certain of the Company's debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires that tangible net worth at the end of each fiscal quarter be greater than $200,000 through April 3, 1994, and $365,000 thereafter.
    In addition to the Committed availability under the commercial paper program, unused lines of credit for general Company Purposes at December 31, 1993, were approximately $48,000 with interest at mutually agreed upon rates.
       10  STOCK OPTIONS.
The Company has stock option plans under which common shares are reserved for sale to certain employees. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant, and expire 10 years after the date of grant. At December 31, 1993, 2,594,000 shares were reserved for future grants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars in thousands except per share)

Note 10: STOCK OPTIONS - CONTINUED
    Information with respect to the Company's stock option plans follows:

                                 Option         Option
                                 Shares       Price Range
- ---------------------------------------------------------
1991
Outstanding at beginning
 of year  . . . . . . . . .    2,776,250    $ 5.02-$17.38
  Granted . . . . . . . . .      826,900    $16.88-$18.25
  Exercised . . . . . . . .     (410,132)   $ 5.02-$17.00
  Cancelled . . . . . . . .      (70,150)   $15.25-$17.63
                               ---------
Outstanding at end
 of year  . . . . . . . . .    3,122,868    $ 5.02-$18.25
1992
  Granted . . . . . . . . .      862,350       $18.75
  Exercised . . . . . . . .     (683,234)   $ 5.02-$17.63
  Cancelled . . . . . . . .      (48,400)   $10.50-$18.75
                               ---------
Outstanding at end
 of year  . . . . . . . . .    3,253,584    $ 5.02-$18.75
1993
  Granted . . . . . . . . .      957,300    $20.75-$24.13
  Assumed - Engraph . . . .      623,156    $ 3.73-$18.40
  Exercised . . . . . . . .     (208,274)   $ 5.02-$18.75
  Cancelled . . . . . . . .       (5,900)      $24.13
                               ---------
Outstanding at end
 of year  . . . . . . . . .    4,619,866    $ 3.73-$24.13
                               =========
Options exercisable at
 December 31, 1993  . . . .    3,507,893

Number of shares and share price restated to reflect the two-for-one stock split on June 10, 1993.

   11 RETIREMENT BENEFIT PLANS.
Non-contributory defined benefit pension plans cover substantially all U.S. employees. Under the plans, retirement benefits are based either on both years of service and compensation or on service only. IT IS THE COMPANY'S POLICY TO FUND THESE PLANS, AT A MINIMUM, IN AMOUNTS REQUIRED UNDER ERISA. Plan assets consist primarily of common stocks, bonds and real estate.
    The Company also maintains a plan to supplement executive benefits limited through qualified plans. Benefits are based on years of service and compensation. The plan is partially funded through a grantor trust as defined under Section 671 of the Internal Revenue Service Code of 1986.
    The Company's subsidiaries in the United Kingdom have contributory pension plans covering about 70% of the groups' employees. Pension benefits are based either on the employee's salary in the year of retirement or the average of the final three years. THE FUNDING POLICY IS TO CONTRIBUTE ANNUALLY AT ACTUARIALLY DETERMINED RATES THAT ARE INTENDED TO REMAIN A LEVEL PERCENTAGE OF SALARY.
    Net pension cost for the domestic and United Kingdom plans included the following components:

                                           Combined Plans
                                 ---------------------------------
                                    1993        1992       1991
- ------------------------------------------------------------------
Service cost-benefits earned
 during year  . . . . . . . . .  $  9,555    $  9,074   $  9,334
Interest cost on projected
 benefit obligation . . . . . .    23,881      22,196     20,559
Actual return on plan
 assets . . . . . . . . . . . .   (32,165)    (19,510)   (49,456)
Net amortization and
 deferral . . . . . . . . . . .     2,031      (9,581)    25,819
                                 ---------------------------------
                                 $  3,302    $  2,179   $  6,256
                                 =================================















Note 11 RETIREMENT BENEFIT PLANS- Continued



 The following table sets forth the funded status of the plans at December 31:

                                    Over-Funded Plan    Under-Funded Plan
                                ---------------------------------------------
                                   1993        1992       1993      1992
- -----------------------------------------------------------------------------
Projected benefit obligation
 Vested benefits  . . . . . .    $271,733   $196,641    $          $
 Non-vested benefits  . . . .       9,757      7,862     14,473     12,548
                              -----------------------------------------------
 Accumulated benefit
  obligation  . . . . . . . .     281,490    204,503     14,473     12,548
 Effect of assumed increase
  in compensation levels  . .      35,768     39,060      1,369      1,048
                              -----------------------------------------------
 Projected benefit
  obligation  . . . . . . . .     317,258    243,563     15,842     13,596
Plan assets at fair value . .     341,669    300,365     12,502     10,446
                              -----------------------------------------------
Plan assets in excess of
 (less than) projected
 benefit obligation . . . . .      24,411     56,802     (3,340)    (3,150)
Unrecognized net loss
 (gain) . . . . . . . . . . .      26,729    (14,178)     1,142      1,356
Unrecognized prior service
 cost . . . . . . . . . . . .       3,333      2,527      2,235        555
Unrecognized net transition
 (asset) obligation from
 initial application of
 FAS 87 . . . . . . . . . . .      (6,150)    (6,426)     1,599      1,826
Adjustment required to
 recognize minimum
 liability  . . . . . . . . .                            (3,607)    (2,382)
                               -----------------------------------------------
Prepaid (accrued) pension
 cost . . . . . . . . . . . .    $ 48,323    $ 38,725  $ (1,971)  $ (1,795)
                               ===============================================

    Prepaid pension costs of $7,011 and $8,189 were included in Prepaid Expenses in 1993 and 1992, respectively. In addition, $41,312 and $30,536 were included in Other Assets in 1993 and 1992, respectively.
    A weighted-average discount rate of 7%, and a 4% rate of increase in future compensation levels, were used in determining the actual present value of the projected benefit obligations in 1993. A 9% discount rate, and 6% rate of compensation increase, were used in 1992 and 1991. The expected long-term rate of return on assets was 9.5% for all years presented.
    The Company's other international subsidiaries have pension plans covering most of its employees. The cost for these plans is considered immaterial.
    The Company's Employee Savings and Stock Ownership Plan provides that all eligible employees may contribute 1% to 16% of their gross pay to the Plan subject to Internal Revenue Service regulations. The Company may make matching contributions in an amount to be determined annually by the Company's Board of Directors. The Company's contributions, made entirely in Company stock for 1993, 1992 and 1991, were $5,250, $4,747 and $4,308, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars in thousands except per share)

  12 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.
Postretirement medical and life insurance benefits are offered to substantially all U.S. employees. In 1992, the Company adopted Statement of Financial Accounting Standard 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106). This standard requires accrual for postretirement benefits other than pensions over an employee's career, rather than expensing these costs when paid, as had been the Company's practice prior to 1992. The cost of these benefits included as expense for 1991 was $5,442. The Company elected to immediately recognize the cumulative effect of the change in accounting for postretirement benefits of $93,500 pretax, or $58,000 after-tax, which represents the accumulated postretirement benefit obligation
(APBO) existing at January 1, 1992. Also, adoption of FAS 106 resulted in an incremental annual retiree benefit expense of $4,500 pretax, or $2,700 after-tax, which represents the difference between pay-as-you-go amounts and estimated 1992 non-pension retirement benefits. THE COMPANY CONTINUES TO FUND BENEFIT COSTS PRINCIPALLY ON A PAY-AS-YOU-GO BASIS, WITH THE RETIREE PAYING A PORTION OF THE COSTS. In situations where full-time employees retire from the Company between age 55 and age 65, most are eligible to receive, at a cost to the retiree equal to the cost for an active employee, certain health-care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health-care benefit coverage becomes coordinated with Medicare. For purposes of projecting future benefit payments, early retiree contributions were assumed to increase at the health-care cost trend.
    Non-pension retirement benefit expense includes the following:

                                              1993          1992
- ----------------------------------------------------------------
Service cost-benefits earned
    during year . . . . . . . . .          $  2,482      $ 2,283
Interest cost on APBO . . . . . .             8,196        8,239
Actual return on plan assets  . .            (1,063)        (304)
                                           ---------------------
Net periodic postretirement
    benefit cost  . . . . . . . .          $  9,615      $10,218
                                           =====================


    The following sets forth the accrued obligation included in the accompanying December 31 balance sheet applicable to each employee group for non-pension retirement benefits:

                                                1993        1992
- ------------------------------------------------------------------
Accumulated postretirement
  benefit obligation
   Retired employees  . . . . . . . .        $ 57,610      $56,048
   Active employees-fully eligible  .          18,514       13,446
   Active employees-not yet eligible           50,460       28,499
                                            ----------------------
Accumulated benefit obligation  . . .         126,584       97,993
Plan assets at fair value . . . . . .          10,776        4,748
                                            ----------------------
Accumulated benefit obligation
  greater than plan assets  . . . . .         115,808       93,245
Unrecognized net loss from
  changes in assumptions  . . . . . .         (28,964)
Unrecognized prior service cost . . .           1,545
                                            ----------------------
Accrued postretirement
  benefit cost  . . . . . . . . . . .       $  88,389      $93,245
                                            ======================

    Prepaid postretirement medical costs of $10,776 and $4,748 were included in Other Assets in 1993 and 1992, respectively.
    The discount rate used in determining the APBO was 7% in 1993 and 9% in 1992. The assumed health-care cost-trend rate used in measuring the APBO was 12% in 1993 declining to 6.5% in the year 2010. Increasing the assumed trend rate for health-care costs by one percentage point would result in an increase in the APBO of approximately $10,000 at December 31, 1993, and an increase of $1,000 in the related 1993 expense. Plan assets are the result of funding these benefit costs in amounts representing the maximum allowable under
Section 401(H) of the Internal Revenue Code. These assets are commingled with the pension plan assets and consist primarily of common stocks, bonds and real estate. The expected long-term rate of return on assets was 9.5% in 1993.











   13 INCOME TAXES.
The Company adopted Statement of Financial Accounting Standard 109, "Accounting for Income Taxes" (FAS 109), effective January 1, 1992. The cumulative effect, which was recorded in 1992, increased earnings by $20,100.
    The provision (benefit) for taxes on income for the years ending December 31 consists of the following:

                             1993            1992            1991
- -----------------------------------------------------------------
Pretax income
 Domestic . . . . . . .    $189,122       $160,637       $153,500
 Foreign  . . . . . . .       3,785        (29,634)         2,224
                          ---------------------------------------
  Total . . . . . . . .    $192,907       $131,003       $155,724
                          =======================================
Current
 Federal  . . . . . . .    $ 43,998       $ 50,642       $ 48,620
 State  . . . . . . . .       7,320          8,731          8,434
 Foreign  . . . . . . .       1,521          6,046          6,874
                          ---------------------------------------
  Total current . . . .      52,839         65,419         63,928
                          ---------------------------------------
Deferred
 Federal  . . . . . . .      14,005           (455)         3,206
 State  . . . . . . . .       2,924            (96)           692
 Foreign  . . . . . . .       5,432        (13,068)        (4,226)
                          ---------------------------------------
  Total deferred  . . .      22,361        (13,619)          (328)
                          ---------------------------------------
Total taxes . . . . . .    $ 75,200       $ 51,800       $ 63,600
                          =======================================

    Deferred income tax expense (benefit) results from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. The source of these differences and the tax effect of each are as follows:

                             1993          1992         1991
- -------------------------------------------------------------
Restructuring charge  .     $ 8,711     $(15,065)     $10,220
Sale of an affiliate  .       6,409                   (14,810)
Depreciation expense  .       1,163          700        5,253
Benefit plan costs  . .       7,379        2,643        3,773
Other items, net  . . .      (1,301)      (1,897)      (4,764)
                          -----------------------------------
  Total deferred  . . .     $22,361     $(13,619)    $   (328)
                          ===================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars in thousands except per share)


NOTE 13: INCOME TAXES - CONTINUED
    Deferred tax liabilities (assets) are comprised of the following at December 31:

                                           1993       1992
- ------------------------------------------------------------
Depreciation  . . . . . . . . . . .     $ 62,975   $ 45,811
Employee benefits . . . . . . . . .       15,410     13,281
Other . . . . . . . . . . . . . . .        9,762      5,129
                                        -------------------
 Gross deferred tax liabilities . .       88,147     64,221
                                        -------------------
Restructuring . . . . . . . . . . .       (5,403)   (18,046)
Retiree health benefits . . . . . .      (23,910)   (27,084)
Loss carry-forwards
 (foreign and domestic) . . . . . .      (11,684)    (5,879)
Employee benefits . . . . . . . . .      (11,494)    (8,400)
Other . . . . . . . . . . . . . . .       (7,303)   (10,741)
                                        -------------------
 Gross deferred tax assets  . . . .      (59,794)   (70,150)
Valuation allowance on deferred
   tax assets . . . . . . . . . . .        4,899      5,879
                                        -------------------
 Total deferred taxes, net  . . . .     $ 33,252   $    (50)
                                        ===================

    The net decrease in the valuation allowance in 1993 resulted from the disposal of a European entity; this decrease was partially offset by the inclusion of current net operating losses from various foreign subsidiaries. Approximately $12,000 of net operating losses remain available in various foreign subsidiaries at December 31, 1993. Their use is limited to future taxable earnings of those foreign subsidiaries. No benefit has been recognized in the financial statements for any of these loss carry-forwards.
    The principal differences between the effective tax rate and the federal statutory rate are as follows:

                                  1993              1992             1991
- --------------------------------------------------------------------------------
Statutory tax rate. . .      $67,517   35.0%   $44,587   34.0%  $52,946    34.0%

State income taxes,
 net of federal tax
 benefit  . . . . . . .        7,039    3.6      4,983    3.8     6,023     3.9
Net effect of foreign
 income at lower rates
 and foreign losses
 with no tax benefit. .        2,155    1.1      2,360    1.8     2,853     1.8
Goodwill  . . . . . . .        1,694     .9        524     .4       487      .3
Company owned
 life insurance               (1,570)   (.8)
Other, net  . . . . . .       (1,635)   (.8)      (654)   (.5)    1,291      .8
                             ---------------------------------------------------
  Total taxes . . . . .      $75,200   39.0%   $51,800   39.5%  $63,600    40.8%
                             ===================================================

    Undistributed earnings of international subsidiaries totaled $36,634 at December 31, 1993. There have been no United States income taxes provided on the undistributed earnings since the Company considers the earnings to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries sold, these earnings could become subject to tax; however, the Company believes United States foreign tax credits would substantially eliminate any tax due.

    14   COMMITMENTS AND CONTINGENCIES.
The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. The Company has been named as a potentially responsible party at five sites in the Northeast. As of December 31, 1993, the Company has $3,100 accrued for these contingencies. This compares with $1,900 accrued as of December 31, 1992. Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management's opinion that such costs when finally determined will not have a material adverse effect on the consolidated financial position of the Company.

    15   INTERNATIONAL OPERATIONS.
Following are operating profits, net assets and dividends received by the Company from international operations. Restructuring costs of $31,800 are included in 1992 results.

                                         1993       1992
- -----------------------------------------------------------
Operating profits (loss)  . . . .     $ 11,923   $ (12,398)
Net assets  . . . . . . . . . . .      185,723     229,641
Dividends . . . . . . . . . . . .        2,087       1,473

    Following are sales to unaffiliated customers, operating profit and total assets for Europe. Restructuring costs of $28,200 are included in 1992 results.

                             1993       1992       1991
- -----------------------------------------------------------
Sales to unaffiliated
  customers . . . . . .    $180,044   $226,127   $215,677
Operating (loss) profit        (890)   (20,325)     7,375
Total assets  . . . . .     171,073    222,164    218,354

    16   STOCKHOLDERS' EQUITY.
On April 21, 1993, the Board of Directors approved a two-for-one stock split effective June 10, 1993. All references in these financial statements to dividends paid, numbers of common shares, stock prices and earnings per share amounts have been restated to give retroactive effect to the stock split.
    On October 26, 1993, the Company issued 3,450,000 shares of $2.25 Series A Cumulative Convertible Preferred Stock for $172,500, or $50.00 per share. These securities are convertible into the Company's common stock at a price of $25.31 per share. This stock is redeemable at the option of the Company, on or after November 8, 1996, at a redemption price of $51.575 per share and decreasing ratably annually to $50 per share on or after November 1, 2003. Dividends on the Convertible Preferred Stock accrue and are cumulative from the date of original issuance and are payable quarterly commencing on February 1, 1994.
    Fully diluted earnings per share is not presented as it approximates primary earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company

FINANCIAL REPORTING FOR BUSINESS SEGMENTS
(Years ended December 31)

The Financial Reporting for Business Segments should be read in conjunction with the Management's Discussion and Analysis (which describes the segments in detail).


                                  Converted
(Dollars in thousands)             Products       Paper   International       Misc.       Corporate       Consolidated
- ----------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE
  1993  . . . . . . . . .         $1,200,225    $278,904    $406,914        $266,261                      $2,152,304
  1992  . . . . . . . . .          1,078,611     282,583     447,029         233,324                       2,041,547
  1991  . . . . . . . . .          1,027,715     269,077     376,119         219,170                       1,892,081

INTERSEGMENT SALES
  1993  . . . . . . . . .         $    6,333    $173,640    $  2,825        $ 22,282                      $  205,080
  1992  . . . . . . . . .              5,294     175,629       2,280          20,318                         203,521
  1991  . . . . . . . . .              4,271     169,266         255          21,231                         195,023

SALES TO UNAFFILIATED CUSTOMERS
  1993  . . . . . . . . .         $1,193,892    $105,264    $404,089        $243,979                      $1,947,224
  1992  . . . . . . . . .          1,073,317     106,954     444,749         213,006                       1,838,026
  1991  . . . . . . . . .          1,023,444      99,811     375,864         197,939                       1,697,058

OPERATING PROFIT*
  1993  . . . . . . . . .         $  122,538    $ 57,867    $ 11,923        $ 34,888      $ (34,309)      $  192,907
  1992  . . . . . . . . .             94,397      65,437     (12,398)         23,509        (39,942)         131,003
  1991  . . . . . . . . .             92,848      56,579      14,406          21,138        (29,247)         155,724

IDENTIFIABLE ASSETS
  1993  . . . . . . . . .         $  884,280    $140,406    $349,144        $133,776      $199,519        $1,707,125
  1992  . . . . . . . . .            392,511     130,486     390,644         136,808       196,082         1,246,531
  1991  . . . . . . . . .            378,929     125,124     351,032         139,492       141,363         1,135,940

DEPRECIATION, DEPLETION AND AMORTIZATION
  1993  . . . . . . . . .         $   36,923    $ 12,974    $ 26,135        $ 14,437      $  5,276        $   95,745
  1992  . . . . . . . . .             27,447      12,746      23,897          15,020         4,199            83,309
  1991  . . . . . . . . .             26,140      12,456      20,124          13,818         4,023            76,561

CAPITAL EXPENDITURES
  1993  . . . . . . . . .         $   37,891    $ 20,450    $ 41,209        $ 9,078       $  6,968        $  115,596
  1992  . . . . . . . . .             33,824      15,581      48,317          5,459          6,124           109,305
  1991  . . . . . . . . .             25,516      12,705      40,656          9,735          1,945            90,557

Intersegment sales are recorded at a market-related transfer price.

*Interest income, interest expense and unallocated corporate expenses are excluded from the operating profits by segment and are shown under corporate. In addition, 1993 and 1991 corporate operating profit includes $5,800 and $8,525, respectively, for unusual items, as described in Note 3 to the financial statements.

Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facility and prepaid expenses. Identifiable assets in the converted products segment more than doubled in 1993 as a result of the acquisitions. The decrease in 1993 in the international segment is due to dispositions and exchange rate changes.

See Note 4 regarding restructuring charges in 1992. These costs have been allocated to the appropriate segments.

                          SHAREHOLDERS' INFORMATION


CORPORATE OFFICES.
North Second Street
Hartsville, SC 29550
(803) 383-7000
Fax:(803) 339-6078


INDEPENDENT ACCOUNTANTS.
Coopers & Lybrand
NationsBank Corporate Center
100 North Tryon Street, Suite 3400
Charlotte, NC 28202


TRANSFER AGENT.
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, NC 27102


LEGAL COUNSEL
Sinkler & Boyd, P.A.
P.O. Box 11889
Columbia, SC 29211


SHAREHOLDER RELATIONS
Sonoco Products Company
Treasurer
P.O. Box 160
Hartsville, SC 29551
(803) 383-7277


CORPORATE COMMUNICATION.
Sonoco Products Company
Corporate Communication - A09
P.O. Box 160
Hartsville, SC  29551
(803) 383-7437


ANNUAL MEETING OF SONOCO
SHAREHOLDERS.  The annual meeting of
shareholders will be held at the Center
Theater on Fifth Street in Hartsville, SC, at 11 a.m., Wednesday, April 20, 1994.


COMMON STOCK.  Sonoco Products
Company common stock is traded
on the national over-the-counter
securities market. NASDAQ Symbol:
SONO.


FORM 10-K AVAILABLE.  A copy of
the Company's annual report filed with
the Securities and Exchange Commission
on Form 10-K may be obtained by
shareholders without charge after April
1, 1994, by writing to :
  Sonoco Products Company
  Treasurer
  P.O. Box 160
  Hartsville, SC 29551


DIVIDEND REINVESTMENT.  A dividend
reinvestment plan is available to
registered Sonoco shareholders.  For
more information write to:
  Wachovia Bank of North Carolina, N.A.
  Corporate Trust Department
  P.O. Box 3001
  Winston-Salem, NC  27102


DIRECT DEPOSIT OF DIVIDENDS.
Sonoco shareholders may request
automatic deposit of cash dividends
to checking, savings or money market
accounts that participate in the
Automatic Clearinghouse System. If you
would like this service, please contact:
   Wachovia Bank of North Carolina, N.A.
   Corporate Trust Department
   P.O. Box 3001
   Winston-Salem, NC 27102


SHARE ACCOUNT INFORMATION
Stockholders with inquiries concerning
their accounts may call Wachovia Bank
of North Carolina, N.A. on their toll-free line. The number is 1-800-633-4236.


DIVIDENDS DECLARED - COMMON
(millions $)

       (Graph)

MARKET VS. BOOK VALUE PER COMMON SHARE
($)

       (Graph)


MARKET PRICE OF STOCK AT YEAR END
($)

       (Graph)

          Visual Aids Contained in Annual Report Pages Incorporated By Reference

Exhibit 13

Page Number              Chart or Picture Described
- -----------              --------------------------
    2                     Graph reflecting net sales by operating segment for 5 years.

    2                     Picture of a wooden reel produced by Sonoco.

    3                     Graph reflecting identifiable assets by segment for 5 years.

    3                     Picture of a filter tube produced by Sonoco.

    4                     Graph reflecting operating income by segment for 5 years.

    4                     Picture of a SonoLoc(R) tube produced by Sonoco.

    5                     Picture of a dough can produced by Sonoco.

    6                     Graph reflecting capital spending by segment for 5 years.

    6                     Picture of a paper core produced by Sonoco.

   19                     Graph reflecting dividends declared on common stock for 5 years.

   19                     Graph reflecting market verses book value per common share for 10 years.

   19                     Graph reflecting market price of stock at year end for 5 years.

   19                     Picture of a toner cartridge produced by Sonoco.

   19                     Picture of a paper tube produced by Sonoco.