Form 10-K, Exhibit 13
SONOCO PRODUCTS CO
filed 1995-03-30
CIK 91767

                                                                     EXHIBIT 13

                      COMPARATIVE HIGHLIGHTS (UNAUDITED)
                      Sonoco Products Company



                                                                                                                         % CHANGE
                                                          FIRST         SECOND          THIRD         FOURTH                FROM
(Dollars in thousands except per share)                  QUARTER        QUARTER        QUARTER        QUARTER      YEAR  PRIOR YEAR
....................................................................................................................................
1994
Net sales..........................................     $537,372        $564,391       $591,178      $607,186 $2,300,127  18.1%
Gross profit.......................................      113,609         121,994        124,710       136,387    496,700  17.8%
Net income available to common shareholders........       26,159          30,895         30,568        34,464    122,086   3.8%*
Per common share
        Net income available to common
          shareholders.............................          .30             .36            .35           .39       1.40   3.7%*
        Dividends - common.........................         .135             .14            .14           .14       .555   4.7%
        Book value per common share................                                                                 7.59   7.8%
        Market price  - high.......................       25-3/4          22-3/4             24        23-3/4     25-3/4
                      - low........................       21-1/2          19-3/4         20-1/2        19-3/4     19-3/4

....................................................................................................................................
1993
Net sales..........................................     $466,938        $478,508       $462,324      $539,454 $1,947,224
Gross profit.......................................      101,716         107,435        100,561       111,841    421,553
Net income available to common shareholders........       26,908          31,808         28,504        30,350    117,570
Per common share
        Net income available to common
          shareholders.............................          .31             .36            .33           .35       1.35
        Dividends - common.........................         .125            .135           .135          .135        .53
        Book value per common share................                                                                 7.04
        Market price  - high.......................       24-7/8          24-3/4             24        22-1/2     24-7/8
                      - low........................       21-7/8          21-3/4         20-1/2        19-3/4     19-3/4



* Excluding the expected dilution for the 1993 Engraph acquisition, the one-time gain in 1993 and the elimination of the international lag, net income increased 12% over 1993.


                  SONOCO LISTS ON THE NEW YORK STOCK EXCHANGE

        Sonoco began trading on the New York Stock Exchange (NYSE) March 8, 1995, under the stock symbol "SON."

        Sonoco had been studying a move to the New York Stock Exchange for several years and the timing seemed right to make this strategic move during 1995. Coming off a record year in both sales and profits, with sales exceeding $2 billion, the Company has strong growth plans in place that call for continuing international expansion. The move to the world's most widely recognized stock exchange should significantly add to Sonoco's visibility in crucial financial markets.

        We expect the move to the "big board" to have very positive benefits for shareholders because of the wider market for shares and because of the lower transaction costs the Company believes to be associated with the NYSE.

                          CONSUMER PACKAGING REVIEW

SONOCO'S CONSUMER PACKAGING OPERATIONS ACCOUNT FOR APPROXIMATELY 42% OF THE COMPANY'S PRODUCT LINE.
................................................................................


OPERATIONS IN SONOCO'S CONSUMER PACKAGING BUSINESSES INCLUDE: THE CONSUMER PRODUCTS DIVISION; SONOCO CONSUMER PACKAGING -- EUROPE; SONOCO CAPSEALS; ENGRAPH AND THE HIGH DENSITY FILM PRODUCTS DIVISION.


[FIGURE 1]


RUTH THOMAS AND HER TWINS, KAYLA AND KYLE, find high value and performance from Sonoco's composite and flexible packaging.


         New products, new markets, good capacity utilization, increased customer satisfaction, increased demand for products and continued international expansion all contributed to strong performance for Sonoco's consumer packaging businesses in 1994. In addition, 1994 was the first full year that Engraph was part of Sonoco. The Engraph businesses continued to perform well. Also, during the year they added two acquisitions.

                              CONSUMER PRODUCTS

         Sonoco's Consumer Products Division (CPD) is the world's largest and leading supplier of high-quality composite packaging. Composite cans, the division's primary product line, are versatile packages that meet tomorrow's packaging requirements today. The division's research, development and marketing personnel work closely with its strong customer base to continually refine composite can technology to develop cost, quality and environmental advantages to satisfy the most demanding packaging requirements. Because of strong customer support, this division is one of Sonoco's fastest growing global businesses.

         The Consumer Products Division is a principal supplier to many of the world's largest packaging users. Sonoco supplies its customers from a network of 28 United States plants and 11 international plants. Supporting its manufacturing operations is an organization totally focused on customer satisfaction and a world-class research and development center. The fundamental growth strategy for this division is to expand its businesses through its understanding of the requirements, expectations and business strategies of its strong customer base and develop the packages that provide customers with a marketing advantage.

                  On the Front Lines of Customer Satisfaction


Solving our customers' packaging problems is one of our most important goals.


[FIGURE 2]


INCREASED CUSTOMER DEMAND FOR PLASTIC GROCERY BAGS saw Sonoco's High Density Film Products Division operating at maximum capacity during 1994. Maria Estes prepares a shipment of bags at the Santa Maria, Calif., plant.


         Composite cans, called board cans in Europe, are packages with a paperboard body; paper, metal, membrane or plastic-end closures; and, depending on product specifications, a variety of liners. Most composite cans produced by Sonoco contain more than 50% post-consumer recycled materials. The packages are used throughout the world to contain such products as prepared dough, pastries, frozen concentrate, snacks, nuts, powdered foods and beverages, shortening, cereal, institutional foods, adhesives, chemicals, cleansers and a wide variety of other products. Besides composite cans, the division is also a major world producer of both fibre and plastic caulk cartridges for products like adhesives and sealants as well as the manufacturer of plastic tennis ball containers.

         This group also grows by working closely with customers to develop composite packaging for new products. Prime examples of this type of growth are the Oreo Crunchies(TM) package, the new snack containers for Planters(R) nutty crunch caramel corn, a specialty canister for chocolate-covered cashews and high-tech canisters for new, larger biscuit products. Converting existing customers from self-manufacture to Sonoco's composite cans is another major avenue of growth that will continue because of our Company's expertise as the world's largest composite can manufacturer.

         Solving our customers' packaging problems is one of our most important goals. Our Packaging Development Center helps Sonoco fill the void created by many companies cutting back on their own research and development activities. Customers have found that Sonoco's development group can move a packaging idea from concept to test market very quickly. The Packaging Development Center has facilities to design and fill the package, test the product and supply market-test quantities of cans.

         These research and development capabilities enabled Sonoco to develop new coffee creamer packages as well as develop composite can packaging for coffee that was test marketed in 1994. The Packaging Development Center is at the forefront of Sonoco's drive to develop composite packaging options for a wide variety of products.

         Sonoco has an expanding global presence in composite canister packaging. The division also has international plants in Mexico, Puerto Rico, Columbia, Canada, Australia, Venezuela and New Zealand, and continues to look at additional opportunities. In 1990, Sonoco joined with CarnaudMetalbox to form the CMB Sonoco joint venture to produce composite cans in England and France. In January 1995, Sonoco completed the purchase of CMB's 50% interest in the joint venture to give us 100% ownership of this European composite can business. Sonoco expects this sole ownership will help accelerate growth in the European market. There has been strong support from existing customers for this global expansion and the Company has plans in place for ongoing international expansion.

[FIGURE 3]


MAYBELLINE(R) HAS SELECTED SONOCO'S ENGRAPH Paperboard Cartons and Specialties Group as its exclusive supplier of blister packaging for cosmetics. Checking out the makeup are Ashley Nichols, Eve Puffer and Shanea Carr.


CUSTOMER SATISFACTION


         Continuous improvement remains an important element in this division's growth strategy. The entire team is focused on improving the value that Sonoco composite packaging offers customers. We have developed a strong systems approach to canister supply that not only meets just-in-time delivery requirements, but also allows the division to react quickly to surges in demand. Division team members continue to examine products and processes to find ways of continually adding more value for our customers. This group is committed to being in the forefront of innovation in products and services.

                                SONOCO CAPSEALS

         Sonoco Capseals is a specialty operation based in the United Kingdom that produces seals used inside bottle closures. This operation develops state-of-the-art seals that enhance product protection and product identification. The operation is expanding globally and serves customers around the world.

                                    ENGRAPH

         Engraph was the largest acquisition in Sonoco's history when we purchased it in October 1993. Sonoco acquired Engraph for the opportunity to grow in new packaging fields. The Engraph businesses fit well into Sonoco and continued to grow during 1994. Engraph is a leader in such packaging and product identification markets as pressure-sensitive and extended-text labels; flexible packaging for confectionary and other industries; screen printing for fleet graphics and beverage vending machines; and paperboard specialties. Like Sonoco, Engraph has developed a niche-market philosophy and has a leading position in all areas in which it does business.

         LABEL BUSINESS... Sonoco plans an aggressive growth strategy for the Engraph label businesses. During 1994, Engraph acquired M. Harland & Son of England. Harland is one of England's leading producers of labels and label machinery. Engraph became the 100% owner of Engraph Puerto Rico after purchasing the venture partner's 50% interest. Those two companies join Patton of Moorestown, N.J. and Engraph Machine Systems of Delran, N.J.; Graphic Resources, Inc., Cold Spring, Ky. and Phoenix, Ariz.; Screen Graphics, Inc., Memphis, Tenn.; Package Products, Charlotte, N.C.; Polaris Packaging, Robbinsville, N.J.; and Engraph Mexico, Mexico City, Mexico, as the Engraph Label Group. Engraph's Machine Group designs the packaging line and assembles complete systems for label application and product handling, providing Engraph customers with a single source for both packaging products and machinery. These business units have leading label supplier positions in personal care, cosmetics, health care, pharmaceutical, chemical and other markets. The label business will continue to grow globally to serve customers as they expand to new markets. Engraph's intent is to build a worldwide supply network to serve customers as they grow.

         FLEXIBLE PACKAGING... Through Morrill Press, Engraph is the finest producer of thin-gauge, high-value-added rotogravure printed films in the United States. This operation has two printing plants, one in Fulton, N.Y., and one in Morristown, Tenn. The Morristown plant, which opened in 1993, showed significant operational improvement through 1994. In early 1995, we signed an agreement to purchase a flexible packaging plant in Edinburgh, Ind., from Hargro Flexible Packaging Corp. A new Cerutti rotogravure press is being installed in this facility, which will add capacity to our flexible

                  On the Front Lines of Customer Satisfaction


THROUGH EXCELLENCE


[FIGURE 4]


WELCH'S RECOGNIZES SONOCO as an outstanding composite can supplier and an integral part of their overall quality system. Margaret Sage, Welch's, inspects cranberry juice on the production line in Lawton, Mich.


[FIGURE 5]


GINGER BEAUCHAMP FROM DIAL CORPORATION'S Phoenix, Ariz., facility, and Engraph's Lars HoTseung inspect a flexographic printing plate for Borateem(R) discount coupons.


packaging operations. These operations primarily serve the confectionary industry, printing on paper, foil or film that protects products for longer shelf life. Customers include some of the best-known names in candy, gum, snack, cookies and other products.

         SCREEN GROUP... The Engraph Screen Group consists of two businesses, Screen Art of Knoxville, Tenn. and Ariston of Hillside, N.J. These operations, specializing in screen process printing, are the largest and most effective producers of fleet graphics in the United States. They also supply the beverage industry as the leading producer of product identification and promotional graphics for beverage vending machines, fountain dispensers and delivery trucks.

         PAPERBOARD SPECIALTIES... Package Products of Charlotte, N.C., produces paperboard cartons, sleeves and blister packs for some of America's best-known brands. This operation offers customers one-stop shopping for both cartons and labels. Standard Cap and Seal of Norcross, Ga., and Rixie Paper Products of Pottstown, Pa., serve the hospitality and health care industries with paper covers that protect glassware and provide identification for hotels, hospitals and other health care facilities. Rixie is also the nation's leading producer of coasters, used for advertising and image enhancement by hotels, restaurants and other service facilities.

         Several of Engraph's markets, particularly pressure-sensitive labels and certain flexible packaging areas, are among the fastest growing in the packaging industry. The multi-year plans for Engraph call for strong profit growth well into the future. This growth will come as the label and flexible packaging industries continue consolidating, helping Engraph to grow through acquisitions. In addition, the cross-selling opportunities provided as part of the Sonoco organization will help increase market share. Sonoco is committed to supporting this growth by funding internal developments and tactical acquisitions in both the United States and international markets.

                           HIGH DENSITY FILM PRODUCTS

         Sonoco's High Density Film Products Division is the largest United States producer of high-density, high-molecular weight plastic carry-out grocery bags. In addition to plastic grocery bags, the group also produces plastic bags for convenience stores and high-volume retail operations, as well as agricultural mulch film.

         During 1994, the division operated at near capacity. As a result of a major competitor leaving the high density market, Sonoco announced it is investing $20 million to increase capacity by nearly two billion bags, beginning in 1995.

         This division will grow by adding capacity to increase its penetration in the grocery market and will continue its focus of increasing share in the high-volume retail chains. Sonoco has a strong, value-added niche in its bag markets because of its customer-focus and unique systems approach to bag supply. Sonoco's patented Quik-Mate(R) bagging system and training programs have helped Sonoco customers achieve higher front-end productivity in their stores. In addition, the division maintains a nationwide plastic bag reclamation system in use at thousands of stores.

                         INDUSTRIAL PACKAGING REVIEW

ACTIONS TAKEN THE PAST FEW YEARS TO MAKE THE COMPANY EVEN MORE COST EFFECTIVE PAID OFF IN IMPROVED RESULTS DURING 1994.
................................................................................


SONOCO'S INDUSTRIAL PACKAGING SECTOR INCLUDES THE FOLLOWING BUSINESSES:
INDUSTRIAL PRODUCTS AND PAPER; INDUSTRIAL CONTAINER; FIBRE PARTITIONS; PROTECTIVE PACKAGING; CRELLIN MOLDED PLASTICS; BAKER REELS; ADHESIVES AND MACHINERY MANUFACTURING.


These businesses have leadership positions in their markets because of their continuing dedication to achieving customer satisfaction.


[FIGURE 6]


THE PROPRIETARY DESIGN OF SONOCO'S HQ SERIES of paper mill cores exceeds the performance requirements of the most modern printing machinery. Pat Crowley operates the Cerutti rotogravure press at Ringier America, a major catalog printing company in Evans, Ga.


         Performance in nearly every business in the industrial packaging sector met or exceeded expectations for 1994, despite the sharp increases in raw material costs. Volume was up significantly in nearly every business and price increases were implemented to recover some of the cost increases. In addition, actions taken the past few years to make the Company even more cost effective paid off in improved results during 1994. These improved results should continue in 1995 and beyond. Sonoco has well-defined niche businesses in the industrial packaging sector. These businesses have leadership positions in their markets because of their continuing dedication to achieving customer satisfaction by being the preferred supplier of high-value products.

                         INDUSTRIAL PRODUCTS AND PAPER

         One of Sonoco's unique strengths is the integrated relationship of the industrial products and paper operations. During 1994, these two divisions forged a joint strategy that is helping both businesses become even more responsive to the changing demands in the market-

                  On the Front Lines of Customer Satisfaction


The Industrial Products Division and the Paper Division are Sonoco's oldest businesses but they continue to have significant growth potential.


[FIGURE 7]


CLAUDE AYMOT AND SYLVAIN BEAUDREAU OF SONOCO'S paper mill in Terrebonne, Quebec, Canada, survey some recovered paper collected at the mill. Sonoco collects more than 1.5 million tons of this raw material.


place. A high degree of vertical integration allows Sonoco to have strong control of its manufacturing process. The combined strategy allows the two businesses to merge their technical resources into a global technology group. The divisions combined their human resource groups in the United States and reorganized other areas, resulting in a reduction of nearly 50 positions during the year. In the past three years, these groups have reduced their headcount by nearly 10%. The Industrial Products Division (IPD) and the Paper Division are Sonoco's oldest businesses but they continue to have significant growth potential. They remain the "bread and butter" businesses, the foundation on which Sonoco is building its plans for future growth.

                                PAPER OPERATIONS

         The Company's paper operations operated near capacity throughout 1994. Worldwide, Sonoco operates 23 paper mills and 34 paper machines. All of those machines except one produce recycled paperboard, giving Sonoco an annual capacity of more than one million tons. We sell more than 80% of this capacity internally to supply Sonoco's paper converting operations.

         Sonoco operates a Fourdrinier machine in partnership with Georgia-Pacific Corporation that has an annual capacity of 176,000 tons of corrugating medium. The corrugating medium uses a combination of recycled pulp and wood chips for its furnish. The Company manages approximately 80,000 acres of timberland to supply wood chips for the Fourdrinier and lumber to produce furniture squares.

                                RECOVERED PAPER

         Recovered paper is the primary raw material for Sonoco's papermaking activities. Sonoco collects and processes more than 1.5 million tons of recovered paper through its paper mills, paper procurement contracts and its subsidiary, Paper Stock Dealers, Inc. (PSD). Sonoco is one of the world's leading processors of this raw material. Recovered paper prices were one of the primary factors affecting 1994 results in Sonoco's paper and paper converting operations. The price of this material rose from about $40 a ton early in 1994 to more than $140 a ton later in the year. These unprecedented cost increases forced the paper operations, and subsequently the converting operations, to raise their prices in an attempt to recover some of these costs.

         The recovered paper market remains volatile and Sonoco expects the cost pressures on recovered paper to be a continuing factor. However, there is a better understanding now of the new factors involved in the recovered paper marketplace. Sonoco met the challenge of this unprecedented price rise during 1994 by moving to strengthen our fibre-supply security. The Company will continue making acquisition that will enhance this position. For example, at the end of 1993, the Company established Sonoco Asia Recycling to supply recovered paper to paper mills in China. Sonoco purchased a materials recovery facility in Toronto, Ontario, Canada, late in 1993. The Company's PSD subsidiary acquired a recovered paper collection business in Spartanburg, S.C. This subsidiary now has 22 paper collection plants.

         Due to the changing conditions of the marketplace, PSD invested in a new multi-material recovery facility in Columbia, S.C. This facility was set up to serve the recycling requirements of cities, counties and large industries, who need processors that handle a wide variety of recyclable materials. PSD will continue to invest in these facilities to maintain its position as the South's leading recovered-materials processor.

         The paper operations are committed to growth to meet the demands of Sonoco's converting operations. A key success factor in this endeavor is technological leadership that will continue improving the quality of tube-board produced to both improve strength and increase productiv-

CUSTOMER SATISFACTION


[FIGURE 8]


LISA DAVIS EASILY INSERTS SONOPOST(R) CORNER POSTS on a General Electric range, one of several appliance manufacturers to choose the protective packaging for its strength, durability and stackability.


[FIGURE 9]


SEAMLESS FILM CORES MEET STRINGENT SPECIFICATIONS and improve quality for Borden at their North Andover, Mass., plant. L-r, Borden's Carlos Veras monitors film winding while Mike Hill, Borden purchasing, and Ray LaBonte, Sonoco sales representative, discuss core applications.


ity. The Company announced a $90-million investment to enhance the competitiveness of Sonoco's Hartsville paper mill, our largest and oldest facility. This project will begin in 1995 and should be completed in about five years.

                              INDUSTRIAL PRODUCTS

         Sonoco's Industrial Products Division is the world's leading manufacturer of high-value tubes and cores used by a wide variety of the world's industries in their winding and converting processes. A large percentage of this division's more than 60,000 products are highly engineered industrial carriers designed to meet the rapidly changing requirements of the high-speed machinery being used in most modern manufacturing environments. These tubes and cores are used in a wide variety of industries including textiles, film, paper, tape, converting, metal and many others. Specialty uses include forms for round concrete columns, tubes for shipping and storage and containers for business machines. The division is also one of the world's largest suppliers of paper cones to the textile industry.

         The division has two major operating units, IPD-North America and IPD-Europe. Other tube manufacturing businesses in Australia, New Zealand, Latin America and Asia are also part of this operating group. These operations supply customers from nearly 100 plants around the world.

         Sonoco is the market leader in nearly all industrial product lines in North America, Europe and Australia. The growth strategy for this division, which is critical to the continued success of the Company, calls for these businesses to be world leaders in customer satisfaction, the most cost-effective, high-value manufacturers in their markets, technology leaders for all served markets and growing global suppliers.

         IPD-North America had very good performance in 1994, experiencing significant volume growth in most product lines. Consolidations and restructuring over the past couple of years put this group in a strong position to take advantage of the rebounding United States economy.

                  On the Front Lines of Customer Satisfaction


Sonoco believes its technological expertise in the tube and core business is a distinct competitive advantage.


THROUGH EXCELLENCE


[FIGURE 10]


NEW MACHINERY IS REVOLUTIONIZING the textile industry and Sonoco cores are helping to ensure maximum productivity at modern plants like this one owned by Unifi, Inc.


         IPD-Europe did not rebound as quickly as the North American operations and continued to experience problems during 1994. Several European plants have been consolidated. Operations began to pick up toward the end of last year and we expect considerable improvement in the European tube and papermaking operations during 1995. We sold two small operations, a cone manufacturing plant in France and a paper mill in England, during 1994.

         IPD-North America and Showa Products Company, our Japanese affiliate, formed a joint venture in 1991 for the manufacture of sophisticated film cores in the United States. This joint venture, Sonoco Marutsutsu, exceeded its objectives and was a significant success in developing the most sophisticated film cores on the market. Both companies planned this as a short-term endeavor and closed the joint venture in August 1994. Sonoco and Showa shared significant technology and manufacturing know-how that is being incorporated into the tube manufacturing operations of both companies. Sonoco is now supplying sophisticated film cores as part of regular division activities. Sonoco expressed deep appreciation to Showa and the Showa team members who helped make this venture such a strong success.

         Sonoco believes its technological expertise in the tube and core business is a distinct competitive advantage. While the details are proprietary, the Company has implemented a number of programs during the past two years that have dramatically increased quality and controlled the costs of its industrial carriers. In addition, the new HQ series of paper mill cores and high-speed textile tubes have provided customers with carriers that greatly enhance productivity on their manufacturing lines.

         The IPD/Paper technology efforts include research and development facilities in South Carolina and France, as well as a support unit in Wisconsin. Customers are demanding increasingly sophisticated carriers to keep up with the demands of new machinery entering the market. These new machines continue to wind faster and create heavier packages, putting increased demands on tubes and cores. Sonoco's technological know-how puts the Company in a unique position to supply these new generation carriers far ahead of the competition.

         Another example of Sonoco's technology leadership is the development of a new test for tube strength. Sonoco researchers have determined that some tubes are affected by radial crush during the winding processes, not the flat crush that has been the standard measure. After developing several mathematical models and testing these theories in practice, Sonoco has developed a radial crush test that we expect will become a new industry standard.

         International expansion continues to be a vibrant growth strategy of these operations. The Company has a solid market share in North America, Australia and New Zealand, nearly 20% of Europe's fragmented market, and only a small fraction of the fast-growing Asian markets. The new structure formed for the Asian operations, which includes Sonoco, Istethmar, a Hong Kong based investment organization, and Showa Products, should enable Sonoco to accelerate growth plans for this region of the world. Acquisitions will continue to be an important part of the division's growth strategy, especially in international markets.

         All tubes and cores produced by IPD are made from recycled

[FIGURE 1]


THIS BARMAG TESTING MACHINE AT SONOCO'S AALTEN, NETHERLANDS, plant is an example of the access Sonoco customers have to world-class technology and testing methods.


[FIGURE 2]


PRODUCING SONOTUBE(R) FIBRE FORMS, which have become synonymous with high-quality construction forms for round concrete columns, are Harry Denby, Todd Pylman and Ken Phipps of Sonoco's Jacksonville, Fla., plant.


paperboard, and nearly all these products can be recycled. Sonoco is working closely with its customer base to develop product-reclamation programs for its cores, many of which it can take back and use in the papermaking process. During 1994, Sonoco's U.S. Industrial Products Division recycled approximately one third of all the products it manufactured.

         The Industrial Products operations are committed to setting the world-class standard for the industrial carrier industry. The division plans to stay "a step ahead" of both customers and competition by providing cores to solve all winding and packaging challenges.

                              INDUSTRIAL CONTAINER

         Sonoco's Industrial Container Division is the largest producer of fibre drums in the United States and is also a major manufacturer of plastic drums and intermediate bulk containers (IBC). Sonoco offers customers solutions for a wide variety of bulk packaging challenges through this division.

         Business was strong in this operation during 1994, as each of the business units increased its volume. Fibre drums, while growing at a slower pace than plastic drums and IBCs, continued to gain business as steel drum users converted to fibre.

         This division is the only industrial container supplier with a research and development facility that studies and tests performance of fibre and plastic drums, IBCs and a variety of other container types. This facility, in Lombard, Ill., continually refines existing products, develops new products and ensures ongoing regulatory compliance of its multiple product line. For example, this past year the group introduced a new single-piece plastic drum. The division is also working closely with its strong customer base in product development. This work has led to several refinements in the intermediate bulk containers, which are available in both 275- and 330-gallon sizes.

         The Industrial Container group is a leader in the development of effective drum-disposal methods. Working with customers and drum reconditioners, Sonoco has developed several customer-specific programs for recycling drums. In addition, the Company's mobile recycling vehicles, MERV, can go directly to end-user locations to help in the recycling of fibre drums. MERV drivers can separate the fibre, metal and plastic components of the drum on location and prepare them for recycling. Five vehicles are currently assisting customers in recycling their drums.

         There has been strong customer approval of the single-source strategy for industrial containers. Sonoco's ability to provide a wide variety of packaging options is a major advantage in the marketplace. The division plans to continue growing by meeting the packaging requirements of our current customers, developing new products and making tactical acquisitions, especially in international markets.

                            CRELLIN MOLDED PLASTICS

         Sonoco developed a strong molded plastics business early in 1993 by combining its small injection molding business with the acquisition of Crellin Holding, Inc., of Chatham, N.Y. This division, which produces both injection molded and extrusion plastic products, has 10

                 On the Front Lines of Customer Satisfaction


[FIGURE 13]


JOSE TRUJILLO OF SONOCO'S PLASTIC DRUM PLANT IN HOUSTON, TEXAS, inspects lids of the new and improved 25-gallon liquid DakPak(TM) drum. This plastic drum is a UN-approved container for hazardous waste that exceeds standards of most free-market countries. It has become a popular container for many major chemical companies.


[FIGURE 14]



HELPING CUSTOMERS PROTECT THE ENVIRONMENT by saving timberland, lowering cost and reducing landfilling by reusing reels, is one of the goals for Sonoco's Baker reel refurbishing operation in Temple, Ga. W.L. Campbell is the plant supervisor.


Baker Reels is the nations's largest producer of primary packaging (reels) for the wire and cable industry.


operations in the United States, one in Germany and one in the Netherlands.

         This has become a solid business for Sonoco, serving customers in the automotive, textiles, fiber optics, medical and diagnostic, wire and cable, plumbing, filtration and food processing industries. These businesses provide customers with state-of-the-art injection molding engineering capabilities that provide prompt response to a wide variety of customer requirements with expert assistance in part design and polymer selection.

                               FIBRE PARTITIONS

         Sonoco manufactures solid fibre partitions from eight plants, six in the United States, one in Canada and one in Mexico. Business was strong in 1994 due to operational improvements that should continue to reap benefits into 1995. Conversion of customers from corrugated partitions to fibre partitions continues to be a priority.

                             PROTECTIVE PACKAGING

         The Company's Protective Packaging Division includes two primary product lines, Sonopost(R) corner posts and Aegis-ECF(TM), engineered cushion fibre. These products are custom-designed interior protective packaging made from recycled paper. This packaging is used by customers in the major appliance, home comfort and consumer electronics markets.

         Sonopost(R) corner posts are designed to provide superior protection, cushioning and vertical support for major appliances throughout the distribution and handling process. A new manufacturing facility for this product was added in Nashville, Tenn., during 1994. We also manufacture corner posts in Tiffin, Ohio and Marion, Ind.

         Aegis-ECF(TM) is in its start-up phase with manufacturing locations in Hartsville, S.C., and Singapore. This packaging uses advanced design and manufacturing processes to provide an ideal substitute for expanded polystyrene
(EPS) in protection of home appliances and a wide variety of consumer electronics and computer products during shipment and storage.

                                 BAKER REELS

         Baker Reels is the nation's largest producer of primary packaging (reels) for the wire and cable industry. The reel business was strong in 1994, as cable television continued to expand, and is expected to continue growing in 1995. Baker serves customers from six plants and twenty warehouse locations across the United States.

                           ADHESIVES AND MACHINERY

         The Adhesives Division primarily supplies the adhesive requirements of the Company's paperboard converting businesses. This operation also markets to external customers. Sonoco's Machinery Manufacturing Division manufactures much of our paperboard converting machinery.

                           RESEARCH AND DEVELOPMENT

         Sonoco has industrial packaging and paper research and development facilities in Hartsville, S.C., Madison, Wis., and Pont-sur-Yonne, France. Sonoco also operates a comprehensive industrial container research and development facility in Lombard, Ill. From our Packaging Development Center in Hartsville, we offer our customers a major consumer packaging research and development operation.

MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS 1994-1993
...............................

[FIGURE 15]

NET SALES BY SEGMENT

THE CONVERTED PRODUCTS SEGMENT continues to be the strength of the Company.

         Consolidated net sales for 1994 were $2.30 billion, compared with $1.95 billion in 1993, an increase of 18.1%. Several factors impact the sales comparison between 1994 and 1993. Sales in 1994 included a full year of the Engraph acquisition, completed in October 1993, as well as reductions from operations closed in 1993. Sales in 1993 also increased because of the elimination of Sonoco's historical reporting lag of one month for most international operations, which resulted in 13 months of sales being reported during 1993. Excluding the above factors, the sales gain in 1994 was 9.5%.

         Volume gains were strong in most business units, reflecting the strength of the economy, particularly in North America and Asia. Selling price increases also contributed to the sales increase. The selling price increases were necessary to recover the significant cost increases in many of the commodity raw materials utilized in our manufacturing operations.

         Gross profit margins reflect the combination of selling price and raw material cost increases. Recovered paper, our largest raw material, nearly tripled in cost during the year. This unprecedented rate of increase began in the second quarter and quickly peaked early in the third quarter. Selling price increases were implemented in the third quarter, resulting in improved gross margin percentages in the fourth quarter. Sonoco was not able to recover all of the cost increases in 1994, but ended the year basically in balance. Thus, the Company expects improved profits in 1995, compared with 1994. The cost of recovered paper is expected to remain volatile, and we expect to be able to mitigate any adverse earnings impact over time through selling price increases.

         Other key raw materials include plastic resins, steel, aluminum, liners and labels. All increased in cost at varying degrees during the year. While providing for price increases certain contracts preclude the immediate recovery of these additional costs. However, we do expect to recover cost increases as these contracts expire early in 1995.

         Productivity improvements also helped ease the cost/price squeeze. Increased volume in our converting operations resulted in lower cost per unit. We commercialized new technology either through product design or new equipment, which also produced lower cost per unit of production.

        Selling, general and administrative costs include our company-owned life insurance which is discussed in Note 9 to the Financial Statements. Excluding these expenses, selling and administrative costs as a percentage of sales remained constant at 10.7% for 1994 and 1993 due to continued emphasis on cost and headcount levels.

         Net income for 1994 was $122.1 million, or $1.40 per share. This includes the expected first-year dilution for the Engraph acquisition. Net income for 1993 of $117.6 million, or $1.35 per share, included a one-time gain of $.04 per share from the early repayment of the Graham note (See Note 3 to the Financial Statements). Excluding the dilution, the one-time gain in 1993 and the elimination of the international reporting lag, base operating income increased by 12%.

         Additional information on sales and profits is included in the segment discussions below.

         Capital expenditures increased to $126.7 million in 1994, compared with $115.6 million in 1993. These expenditures were for projects to expand capacity and introduce new technology. The Company expects capital expenditures to rise to $200 million in 1995, as we expand capacity in the plastic bag business and start on a $90-million investment in the Hartsville complex, a five-year project. These planned expenditures are expected to have excellent returns and will further enhance our strong competitive position in these businesses.

         Research and development costs charged to expense were $12.1 million in 1994, compared with $12.9 million in 1993. Sonoco's research programs in materials science and applied mechanics have led to significant improvements in our operations.

         Sonoco's effective tax rate in 1994 was 39.1%, compared with 39% in 1993. The impact of the goodwill associated with the Engraph acquisition on the tax rate was largely offset by the tax benefits from our company-owned life insurance program.

                              SEGMENT REPORTING

         Sonoco changed the segmental reporting in 1994 by combining the miscellaneous segment with the converted products segment. The Company determined the operations in both segments were converting businesses and, given the small size of the miscellaneous segment, separate reporting was no longer appropriate. The following segmental data will include the converted products segment, the paper segment and the international segment.

                          CONVERTED PRODUCTS SEGMENT

         The converted products segment consists of the following domestic businesses, all of which are described in the Operations Review: the Industrial Products Division; the Consumer Products Division; Industrial Container Division; Engraph Division; Fibre Partitions Division; Protective Packaging
Division: Crellin Molded Plastics Division; High Density Film Products Division and the Baker Reels Division. Converted products is the largest of Sonoco's business segments, representing approximately 80% of the Company's consolidated sales and profits. Sales and profits increased significantly in this segment compared with 1993.

         Trade sales in this segment were $1.74 billion compared to $1.44 billion in 1993, an increase of 20.8%. The key factors affecting this sales increase included additional volume in nearly every business, the full-year sales impact for Engraph, acquired in October 1993, and higher selling prices.

         The overall operating profit for the converted products segment was $188.5 million, compared with $157.4 million in 1993, an increase of 19.7%.

         Sales volume in the Industrial Products Division's tube and core businesses increased approximately 8% with all the product lines showing strength through the year. Rising paperboard and other costs necessitated selling price increases, which took effect in the second half of the year. In addition to the increased volume, efficiencies achieved through the introduction of new technologies and cost-control programs added to this unit's performance. Volatility in paper cost is

                  On the Front Lines of Customer Satisfaction


[FIGURE 16]

INDENTIFIABLE ASSETS BY SEGMENT

IDENTIFIABLE ASSETS, EXCLUDING CORPORATE, INCREASED in 1994 primarily due to base business growth and acquisitions.


expected to continue and selling price increases have been announced in the first quarter of 1995 in response to higher paper costs.

         In the Consumer Products Division, volume gains in the concentrate, nut, refrigerated dough, snack and caulk markets offset volume declines in solid shortening, powdered beverages and cleanser markets. Increased material costs in the second half of the year spurred some selling price increases. Improved productivity and lower scrap rates helped improve this division's profitability. Growth continues in this business through new products and conversion of self-manufacturers. Continued material cost pressure is expected in 1995, but we expect to recover these increases through selling price increases.

         Volume increased in all units of the Industrial Container Division. The group had a good year but continuing cost increases for resin, paper and steel are putting additional pressure on margins. Fibre drums, while growing at a slower pace than plastic drums and intermediate bulk containers (IBC), continued to gain business as steel drum users converted to fibre. Unit growth was up 1%, 19% and 38% in fibre, plastic and IBC, respectively in 1994.

         Sonopost(R) packaging forms continued to make significant conversions among appliance manufacturers during 1994. This growth is expected to continue. The engineered cushion fibre business continued to experience start-up losses. Solid fibre partitions had a good year, boosted by some volume increases and productivity improvements at several plants.

         The Baker Division's reel business was strong in 1994 as cable television continued to expand, and is expected to continue growing in 1995.

         The High Density Film Products Division operated near 100% capacity throughout 1994. During the year a major competitor curtailed production of plastic grocery bags, creating a decrease in available supply. Sonoco authorized a $20-million investment to replace some of this capacity and improve production. This capacity will be on line during 1995. In addition, resin prices increased dramatically resulting in selling price increases. The division expects continued volume growth in their markets as conversions from paper grocery sacks continue and additional penetration of the retail market is achieved.

         Sonoco's other large plastics operation is the Crellin Molded Plastics Division, a manufacturer of a diverse line of injection molded and extrusion plastic products. Business increased in the automotive and filtration segments during 1994 and selling prices increased due to the high cost of resin.

         Engraph, whose businesses are described in the Operations Review, had volume growth in most units but experienced pressure on margins. In Engraph's first full year as part of Sonoco, sales and earnings grew at double digit rates, reinforcing the growth potential in these served markets. The paperboard carton operations made share gains in the cosmetics, personal care and home furnishing markets. The Morrill Press flexible packaging operation's volume increased as the new plant in Tennessee continued to show efficiency improvement. The label and package insert businesses continued to recover from the loss in 1993 of a significant amount of good-value-added tobacco coupon business. Sonoco expects that all of the Engraph businesses will continue to grow and improve margins in 1995.

         Capital spending rose to $77.3 million in this segment, up from $47 million in 1993. Much of this spending is to implement new manufacturing processes in the tube and core business, to cover two start-up plants in the protective packaging area and to add equipment and facilities in the Engraph operations.

                                 PAPER SEGMENT

         Sonoco's paper operations are designed primarily to supply our converting operations. As mentioned in the Operations Review, extensive work was accomplished during 1994 to more fully integrate the operating strategies of the Paper Division with its largest customer, the Industrial Products Division. The paper segment consists of 21 U.S. cylinder board machines, one Fourdrinier paper machine and Paper Stock Dealers, Inc., a recovered paper collection and processing subsidiary.

         The Fourdrinier paper machine, located in Hartsville, S.C., has an annual capacity of approximately 176,000 tons. This machine produces corrugating medium sold under contract to Georgia-Pacific Corporation.

         Sonoco's U.S. cylinder board capacity is approximately 750,000 tons a year. Most of the board produced on these machines is sold to Sonoco's paper converting operations with about 18% of the capacity going to external customers.

         Paper Stock Dealers has 22 collection facilities purchasing and processing recovered paper for use by Sonoco paper mills and for sale to external customers. Sonoco annually recycles more than a million tons of recovered paper and much of this is provided through this subsidiary and mill-site collections.

         Total domestic paper sales, including both internal and external, for 1994 were $331 million, compared to $279 million in 1993, an 18.7% increase. Operating profits increased 11.5% to $64.5 million in 1994 from $57.9 million in 1993.

         The domestic paper division operated at 97% of capacity through 1994. The primary factor influencing this segment in 1994 was the radical change in the recovered paper market. Old corrugated container (OCC), our major furnish component, more than tripled in price during the year. Other grades used in our furnish mix also increased significantly. The unprecedented rise in cost resulted in three paper price increases, internally and externally, during the year. While the cost of recovered paper dropped temporarily in the fourth quarter, it has risen again in the first quarter of 1995, resulting in further selling price increases.

         Sonoco expects higher volatility in this cost component than in the past due to the existing high recovery rate, economic improvement in the United States and overseas that impacts exports of this key material, and increasing demand for recovered paper from new linerboard and corrugating medium installations. Our

[FIGURE 17]

OPERATING INCOME BY SEGMENT

MOST OF THE INCREASE IN 1994 OCCURRED IN THE CONVERTED PRODUCTS SEGMENT and is due to volume gains, increased productivity and the acquisition of Engraph in October 1993.

Operating income by segment has been restated to exclude 1992 and 1990 restructuring charges.


recovered paper collection network, through our paper mills and Paper Stock Dealers subsidiary, is expanding geographically as we seek to secure the supply of recovered paper for our paper mills. Our recovery system is a key competitive advantage in our markets, providing self-sufficiency from a supply standpoint.

         Capital spending in this segment during 1994 was $18.9 million, compared with $20.5 million in 1993. Plans are to significantly increase capital spending in 1995 to increase capacity at Sonoco's largest mill in Hartsville, S.C. Increased capacity is needed to keep up with the growing demand for cylinder board from Sonoco's converting divisions. The project also updates our internal power generation capabilities resulting in significant reductions in power cost.

                             INTERNATIONAL SEGMENT

         The international segment includes all of Sonoco's non-U.S. operations, the largest of which are in the United Kingdom, Canada, France, Mexico, Australia and Germany. These operations are similar to the United States operations in products and markets served.

         Sales in 1994 were $431.2 million, compared with $404.1 million in 1993. Due to the elimination of our historical reporting lag, 13 months of sales were included in 1993 for many of our international operations. We also sold several businesses in 1993, impacting the year-to-year comparison. Excluding the above, the sales gain for 1994 was 16.5%. Operating profits increased 31.9% to $15.7 million in 1994 from $11.9 million in 1993.

         Volume was strong in the U.K., Latin America, Australia, Canada and Asia-Pacific. Germany and Southern Europe continued to deal with a flat economy. The same cost pressures that are affecting the tube and paper markets in the United States are affecting Europe, resulting in price increases in the paper and converting operations. Three paper and two converted products price increases were implemented in the second half of 1994. Engraph's purchase of
M. Harland & Son Ltd., of the U.K. also contributed to the sales increase.

         Business remained steady in Mexico. The severe devaluation of the Mexican peso at the end of 1994 had only a minimal impact on Sonoco operations. Since our largest operation in Mexico supplies the Mexican textile industry, which is a heavy exporter, we do not expect a significant impact from the devaluation.

         Sonoco expects to continue growing in all international operations.

         Capital spending in the international segment was $27.7 million, compared with $41.2 million in 1993. The primary projects involved were aimed at process improvements at plants in Mexico, Canada, Germany and France.

                                   CORPORATE

         Interest income, interest expense and unallocated corporate expenses are excluded from the operating profits by segment and are shown under Corporate. Interest expense in 1994 was $35.9 million, compared with $31.2 million in 1993, a result of higher average debt levels, primarily due to acquisitions, offset partially by the impact of a lower average cost of funds. Although short-term rates were higher in 1994, the Company benefited from the favorable impact of the prepayment of the 9.3% privately placed notes in November 1993 and the maturing of various fixed-rate instruments in 1994. Interest income was lower in 1994 due to the early repayment of the Graham note in November 1993. The repayment of this note resulted in a $5.8-million gain (net of certain corporate charges), which was included in general corporate expense in 1993. General corporate expense increased in 1994 primarily due to the pretax cost of a broad-based, company-owned life insurance program. The tax benefit from this program, which largely offset the costs, is reflected in our effective tax rate.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
...................................................


         Sonoco maintained its strong financial position in 1994 and 1993 and its ability to meet future financial needs. The debt to total capital ratio was 38.1%, 38.0%, and 35.1% at December 31, 1994, 1993, and 1992, respectively.
The Company's earnings before interest and taxes were 6.9 times interest expense in 1994 as compared to 7.2 times in 1993 and 6.8 times in 1992 (excluding cumulative effect of accounting changes and restructuring costs in 1992). The Company's financial strength has been acknowledged by Standard and Poor's (S&P) and Moody's who have rated the Company's long-term debt A+ and A2 and commercial paper program A1 and P1, respectively.

         Operations continued to produce solid cash flows, providing $219.5 million in cash in 1994, compared with $162.8 million and $157.4 million in 1993 and 1992, respectively. Cash provided by operations was significantly higher in 1994, compared with 1993 due to lower payables in 1993 coupled with the prepayment of $15 million in taxes which would have otherwise been payable in 1994.

         Debt increased $31.6 million to $547.4 million at December 31, 1994, primarily due to the purchase of $29.5 million of Company stock and to fund $30.4 million in acquisitions. Debt increased $200 million in 1993 to $515.8 million. This debt, along with the issue of $172.5 million in preferred stock, $42.5 million in proceeds from asset dispositions and $33.7 million received from the early repayment of the 10.9% Graham note, were used to fund $393 million in acquisitions. Capital spending was $126.7 million in 1994, compared with $115.6 million in 1993 and $109.3 million in 1992.

         In October 1993, the Company filed a shelf registration with the Securities and Exchange Commission increasing the amount of registered debt securities available for issuance to $325 million (including $100 million previously filed under the June 1991 registration), referred to collectively as the "registered debt securities." The Company issued $100 million of 5.875% notes, due November 2003, of its registered debt securities in October 1993. The Company issued $75 million of 5.49% notes, due April 2000, of its registered debt securities directly to an institutional investor in November 1993. The net proceeds of these issues were used to fund a portion of the Engraph acquisition and

                  On the Front Lines of Customer Satisfaction


[FIGURE 18]

CAPITAL SPENDING BY SEGMENT

IN 1994, CAPITAL SPENDING INCREASED SIGNIFICANTLY in the Converted Products segment due to expansion and technology improvements.


repay other indebtedness including the prepayment of 9.3% privately placed notes due 1994 through 1998 (including a make-whole premium of $3.2 million). The Company has $150 million of registered debt securities available for issuance at December 31, 1994.

         The Company also filed a registration statement with the Securities and Exchange Commission for the issuance of up to 3,450,000 shares of $2.25 Series A Cumulative Convertible Preferred Stock in October 1993. The sale of these securities at $50.00 per share, convertible to the Company's common stock at a price of $25.31, was completed in October 1993. The net proceeds from this issue were used to fund a portion of the Engraph acquisition.

         The Company has authorized a commercial paper program totaling $250 million and has fully committed bank lines of credit supporting the program by a like amount.

         The Company expects internally generated cash flow along with borrowings under its existing credit facilities to be sufficient to meet operating and normal capital expenditure requirements in the future. Capital spending for 1995 is estimated to be approximately $200 million.

         Acquisitions are expected to continue to be an important part of the Company's strategy for growth. The Company would expect to acquire additional companies with market and technology positions that provide meaningful opportunities when consistent with its overall goals and strategies.

         Net working capital was $222.1 million, $209.9 million and $152.5 million at December 31, 1994, 1993 and 1992, respectively. Net working capital increased $12.2 million in 1994 primarily as a result of base business growth. In 1993, working capital increased significantly as a result of acquisitions. The restructuring reserve declined in 1994 to $10.9 million from $27.1 million at December 31, 1993, as most of the plant closings, consolidations and relocations identified as part of the 1992 and 1990 restructuring programs were completed. The balance remaining at December 31, 1994, is principally to cover pension costs related to terminated employees. The ratio of current assets to current liabilities was 1.6 at December 31, 1994, compared with 1.7 and 1.5 at December 31, 1993 and 1992, respectively. Excluding restructuring accruals, the ratio was approximately 1.7 in 1994, 1.9 in 1993 and 1.7 in 1992.

         Shareholders' equity increased $43.8 million to $832.2 million at December 31, 1994, primarily from $129.8 million in earnings, partially offset by common and preferred dividend payments of $56.1 million, the repurchase of $29.5 million of outstanding shares of the Company's stock and translation of foreign currency of $7.2 million. The translation adjustment in 1994, resulting from the conversion of investments in foreign countries to the U.S. dollar for reporting purposes, was attributable to the effect of the dollar strengthening against the Canadian dollar and Mexican peso, partially offset by the U.S. dollar weakening against most European currencies. Shareholders' equity increased $226.5 million to $788.4 million at December 31, 1993, as a result of $118.8 million in earnings and the issuance of $172.5 million in preferred stock, partially offset by dividends of $47.6 million and a $19 million translation adjustment due primarily to the U.S. dollar strengthening against most European currencies.

         In April 1994, the Board of Directors increased the dividend payable to common shareholders to $.14 per share from the $.135 per share that had been paid since the second quarter of 1993. The Company plans to increase dividends as earnings justify as it has done in the past. The return on common equity was 20.4% in 1994, compared with 19.9% in 1993 and 13.7% in 1992 (excluding the cumulative effect of accounting changes). Excluding the impact of restructuring costs and accounting changes, return on equity was 18% in 1992. The book value per common share was $7.59 in 1994, compared to $7.04 in 1993.

         The Company is exposed to interest rate fluctuations as a result of using debt as a major source of financing its operations. When necessary, the Company will use traditional, unleveraged interest rate swaps to manage its mix of fixed and variable rate debt to ensure that exposure to interest rate movements is maintained within established ranges. The Company is also subject to risk due to foreign exchange rate changes as a result of operating globally. The Company monitors these exposures and can use traditional currency swaps and forward foreign exchange contracts to hedge a portion of the net investment in foreign subsidiaries or to hedge firm commitments denominated in foreign currencies. The Company does not use any financial instruments for speculative purposes. The aggregate impact of these financial instruments was not material to the financial statements as a whole as of December 31, 1994 or 1993.

         Except for the impact of raw material prices, as discussed in the segmental information, inflation did not have a material impact on the Company's operations in 1994, 1993 or 1992.

         The Company is subject to various federal, state and local environmental laws and regulations, concerning among other matters, wastewater effluent and air emissions. Compliance costs have not been significant due to the nature of the materials and processes used in manufacturing operations. Such laws also make generators of hazardous wastes, and their legal successors, financially responsible for the clean-up of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites primarily located in the Northeast owned by third parties. These sites are believed to represent the Company's largest potential environmental liabilities. The Company has accrued $4.4 million as of December 31, 1994, with respect to these sites. In determining the amounts to accrue with respect to such sites, the Company has considered: 1) the aggregate potential clean-up costs in light of the joint and several liability to which the Company may be subject, 2) the availability of insurance coverage,
3) the likelihood that insurance coverage may be contested, 4) potential sources of contribution and/or indemnification, 5) the periods in which claims for recovery may be realized, 6) the financial condition of third parties from which recovery is expected, 7) the identification of specific sites for clean-up, 8) statutory defenses and 9) the status of federal and state regulatory action. Due to the complexity of determining clean-up costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined; however, costs will be accrued as necessary once reasonable estimates are determined. Because it appears unlikely that these matters will be completely resolved in the near future, and because they involve matters in areas of law and policy that are constantly changing, any opinion the Company has regarding such matters must necessarily be qualified to reflect the uncertainty. Nevertheless, it is management's opinion (based on prior experiences with such matters; rough estimates of counsel, consultants and others; the apparent ability and obligation of other parties to share clean-up costs; and the Company's present and estimated future financial position) that such costs, when finally determined, will not have a material adverse effect on the consolidated financial position of the Company.


RESULTS OF OPERATIONS 1993-1992
...............................


         Consolidated net sales for 1993 were $1.95 billion compared with $1.84 billion in 1992, an increase of 5.9%. The sales gain included acquisitions and base business growth offset by operations sold as part of the 1992 restructuring and exchange rate changes in 1993. The acquisitions of Engraph, Crellin, OPV/Durener and a composite can plant in Mexico added $154 million in sales in 1993. Edgeboard(R), European plastic bags, liquid packaging, packaging tapes and U.K. reel operations were sold, reducing sales in 1993 by $38.6 million compared with 1992. The exchange rate losses associated with the stronger dollar in 1993 were $35 million, or 1.9% of 1992 sales.

         Net income for 1993 was $117.6 million, or $1.35 per share, compared with a restated 1992 income of $106.3 million, or $1.23 per share. The $1.23 per share in 1992 was restated to exclude the 1992 cumulative effect of FAS 106 and FAS 109, as well as the restructuring reserve (all of which had a total negative impact of $.73 per share). The 1993 earnings represented a 10.7% increase over restated 1992 earnings. The 1993 profit included a non-operating gain of $.04 per share, as described in Note 3 to the Financial Statements.

         On a consolidated basis, the gross profit margin in 1993 increased to 21.6% from 21% in 1992. While some of our major industrial packaging operations felt the impact of poor business conditions, our consumer businesses performed well. The increase also reflected restructuring actions the Company had taken and investments made over the past couple of years.

         Further information on sales and profits is included in the segment discussion below.

         Acquisitions had a significant impact on 1993 earnings. The aggregate cost of these acquisitions, net of debt assumed, was $393 million. With the additional goodwill ($292 million) and preferred stock and debt financing, dilution of approximately $.04 per share was expected in 1994.

         Capital expenditures in 1993 of $115.6 million included projects to expand capacity and improve productivity and quality. Research and development costs charged to expense in 1993 were $12.9 million as compared with $11.7 million in 1992.

         Sonoco's effective tax rate in 1993 was 39% compared with 39.5% in 1992.

                          CONVERTED PRODUCTS SEGMENT

         Trade sales for this segment in 1993 were $1.44 billion compared with $1.29 billion in 1992, an increase of 11.6%. This increase was primarily due to the acquisition of Engraph and Crellin. Demand in our industrial businesses was down, reflecting the depressed state of many of the major markets served. Selling price pressures were intense due to competition and customer profit pressures in these markets. Our consumer businesses also experienced selling price pressure and low growth in 1993.

         The overall operating profit for the converting segment was $157.4 million compared with $117.9 million in 1992. The 1992 results included a restructuring charge of $10 million. Profits in the converting segment increased due to acquisitions, lower material costs and the benefits of the restructuring actions taken in 1992.

         Capital spending rose to $47 million in 1993 from $39.3 million in 1992. Major projects included actions to expand capacity and improve productivity and quality.

                                 PAPER SEGMENT

         Total domestic paper sales, including both internal and external, for 1993 were $278.9 million, a decrease of 1.3%, compared with $282.6 million for 1992. Lower prices in corrugating medium coupled with flat industrial products sales and lower fibre drum sales were the primary factors affecting this segment.

         Operating profits for 1993 were $57.9 million, 11.5% below the $65.4 million in 1992. The decline in profits was due to lower volume and reduced prices in corrugating medium; lower external cylinder board volume and prices slightly below 1992 levels; and higher costs in several areas.

         Capital spending of $20.5 million in 1993 compared with $15.6 million in 1992. Projects were primarily focused on process improvements and productivity enhancements on cylinder board machines.

                             INTERNATIONAL SEGMENT

         Trade sales in the international segment totaled $404.1 million in 1993 compared with $444.7 million in 1992. Unfavorable exchange rates and the disposition of several business units, which were a part of the 1992 restructuring program, accounted for $35 million and $37 million, respectively, of the sales decline. Sales were also negatively impacted by depressed paper markets in Canada, Mexico and Europe. Partially offsetting these were additional sales from acquisitions completed during 1993 and increased sales in the Asia-Pacific region.

         Operating profits in the international segment totaled $11.9 million as compared with a loss in 1992 of $12.4 million. Included in the 1992 results is a $31.8 million restructuring charge. Excluding this charge, profits in 1993 were $7.5 million lower than 1992. Although Canada, Mexico and Australia had profit improvements in their converting operations, these improvements were more than offset by inefficiencies in consolidating businesses in Europe, exchange rate losses and lower paper volume and prices due to several weak economies.

         Capital spending in this segment was $41.2 million compared with $48.3 million in 1992. Major projects included the start-up of a tape core operation in Italy and a project in Canada to generate power for internal use.

                                   CORPORATE

         Interest expense in 1993 was $31.2 million, compared with $30.4 million in 1992. In 1993, the benefit of declining global short-term interest rates was more than offset by higher average debt levels as a result of acquisitions. Corporate operating profit in 1993 includes a non-operating gain of $5.8 million described in Note 3 of the Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
                          Sonoco Products Company

                                                                                             DECEMBER 31
                                                                                      .......................
                                                                                          1994         1993
.............................................................................................................
ASSETS
CURRENT ASSETS
   Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . .     $   28,444   $   25,858
   Trade accounts receivable, net of allowances   . . . . . . . . . . . . . . . .        270,439      232,628
   Other receivables  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         20,211       22,989
   Inventories
       Finished and in process  . . . . . . . . . . . . . . . . . . . . . . . . .         86,238       83,660
       Materials and supplies . . . . . . . . . . . . . . . . . . . . . . . . . .        121,424      102,465
   Prepaid expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         29,943       30,750
   Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         14,012       14,760
                                                                                      -----------------------
                                                                                         570,711      513,110
PROPERTY, PLANT AND EQUIPMENT . . . . . . . . . . . . . . . . . . . . . . . . . .        763,109      737,154
COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED  . . . . . . . . . . . . . . . .        358,965      339,653
OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        142,268      117,208
                                                                                      -----------------------
                                                                                      $1,835,053   $1,707,125
                                                                                      =======================
.............................................................................................................

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Payable to suppliers   . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  158,098   $  129,389
   Accrued expenses and other   . . . . . . . . . . . . . . . . . . . . . . . . .         72,345       60,407
   Accrued wages and other compensation   . . . . . . . . . . . . . . . . . . . .         30,855       22,633
   Restructuring reserve  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         10,923       27,114
   Notes payable and current portion of long-term debt  . . . . . . . . . . . . .         59,421       60,564
   Taxes on income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         17,001        3,071
                                                                                      -----------------------
                                                                                         348,643      303,178
LONG-TERM DEBT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        487,959      455,262
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS . . . . . . . . . . . . . . . . . . .        104,179       99,165
DEFERRED INCOME TAXES AND OTHER . . . . . . . . . . . . . . . . . . . . . . . . .         62,054       61,156
COMMITMENTS AND CONTINGENCIES . . . . . . . . . . . . . . . . . . . . . . . . . .
SHAREHOLDERS' EQUITY
   Serial preferred stock, no par value
       Authorized 30,000 shares
       Issued 3,450 shares  . . . . . . . . . . . . . . . . . . . . . . . . . . .        172,500      172,500
   Common shares, no par value
       Authorized 150,000 shares
       Issued 91,841 shares . . . . . . . . . . . . . . . . . . . . . . . . . . .          7,175        7,175
   Capital in excess of stated value  . . . . . . . . . . . . . . . . . . . . . .         60,908       62,277
   Translation of foreign currencies  . . . . . . . . . . . . . . . . . . . . . .        (46,252)     (39,016)
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        697,299      623,500
   Treasury shares at cost (1994 -- 4,933 SHARES; 1993 -- 4,394 shares)   . . . .        (59,412)     (38,072)
                                                                                      -----------------------
                                                                                         832,218      788,364
                                                                                      -----------------------
                                                                                      $1,835,053   $1,707,125
                                                                                      =======================

The Notes beginning on page 32 are an integral part of these financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                       Sonoco Products Company

                                                                                 YEARS ENDED DECEMBER 31
                                                                         ....................................
(Dollars and shares in thousands except per share)                          1994         1993         1992
.............................................................................................................
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $2,300,127   $1,947,224   $1,838,026
Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,803,427    1,525,671    1,451,252
Selling, general and
  administrative expenses . . . . . . . . . . . . . . . . . . . . . .       252,307      209,309      189,823
Interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . .        35,861       31,154       30,364
Interest income . . . . . . . . . . . . . . . . . . . . . . . . . . .        (2,398)      (6,017)      (6,416)
Unusual items . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     (5,800)      42,000
                                                                         ------------------------------------
Income before income taxes and cumulative effect of
  changes in accounting principles  . . . . . . . . . . . . . . . . .       210,930      192,907      131,003
Taxes on income . . . . . . . . . . . . . . . . . . . . . . . . . . .        82,500       75,200       51,800
                                                                         ------------------------------------
Income before equity in earnings of affiliates and
   cumulative effect of changes in accounting principles. . . . . . .       128,430      117,707       79,203
Equity in earnings of affiliates  . . . . . . . . . . . . . . . . . .         1,419        1,127        2,048
                                                                         ------------------------------------
Income before cumulative effect of
   changes in accounting principles . . . . . . . . . . . . . . . . .       129,849      118,834       81,251

Cumulative effect of changes in accounting for postretirement
  benefits (Note 14) and income taxes (Note 15) . . . . . . . . . . .                                 (37,892)
                                                                         ------------------------------------
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       129,849      118,834       43,359
Preferred dividends . . . . . . . . . . . . . . . . . . . . . . . . .        (7,763)      (1,264)
                                                                         ------------------------------------
Net income available to common shareholders . . . . . . . . . . . . .    $  122,086   $  117,570   $   43,359
                                                                         ====================================
Per common share
Income before cumulative effect of
   changes in accounting principles . . . . . . . . . . . . . . . . .    $     1.40   $     1.35   $      .94
Cumulative effect of changes in accounting for postretirement
  benefits and income taxes . . . . . . . . . . . . . . . . . . . . .                                    (.44)
                                                                         ------------------------------------
Net income available to common shareholders . . . . . . . . . . . . .    $     1.40   $     1.35   $      .50
                                                                         ====================================
Dividends -- common . . . . . . . . . . . . . . . . . . . . . . . . .    $     .555   $      .53   $      .49
Average common shares outstanding . . . . . . . . . . . . . . . . . .        87,090       87,316       86,732

The Notes beginning on page 32 are an integral part of these financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Sonoco Products Company


                                                         COMMON SHARES    PREFERRED    CAPITAL IN   TRANSLATION            TREASURY
                                                     ....................   STOCK       EXCESS OF    OF FOREIGN  RETAINED   SHARES
Dollars and shares in thousands except per share)    OUTSTANDING   AMOUNT   AMOUNT    STATED VALUE   CURRENCIES  EARNINGS   AMOUNT
....................................................................................................................................
JANUARY 1, 1992 . . . . . . . . . . . . . . . . . .     86,490     $7,175  $            $54,821      $ (8,229)   $551,347  $(42,808)
 Net income . . . . . . . . . . . . . . . . . . . .                                                                43,359
 Dividends, $.49 per share  . . . . . . . . . . . .                                                               (42,443)
 Translation loss . . . . . . . . . . . . . . . . .                                                   (11,723)
 Issuance of treasury shares under
     Stock option plan  . . . . . . . . . . . . . .        682                            3,894                               4,864
     Employee stock ownership plan  . . . . . . . .        224                            2,893                               1,854
 Treasury shares acquired . . . . . . . . . . . . .       (252)                                                              (3,114)
                                                        ---------------------------------------------------------------------------

DECEMBER 31, 1992 . . . . . . . . . . . . . . . . .     87,144      7,175                61,608       (19,952)    552,263   (39,204)
 Net income . . . . . . . . . . . . . . . . . . . .                                                               118,834
 Dividends
   Preferred  . . . . . . . . . . . . . . . . . . .                                                                (1,264)
   Common, $.53 per share . . . . . . . . . . . . .                                                               (46,333)
 Translation loss . . . . . . . . . . . . . . . . .                                                   (19,064)
 Issuance of 3,450 preferred shares . . . . . . . .                         172,500      (3,968)
 Issuance of treasury shares under
    Stock option plan . . . . . . . . . . . . . . .        208                            1,388                               1,493
    Employee stock ownership plan . . . . . . . . .        235                            3,249                               2,001
 Treasury shares acquired . . . . . . . . . . . . .       (140)                                                              (2,362)
                                                        ---------------------------------------------------------------------------

DECEMBER 31, 1993 . . . . . . . . . . . . . . . . .     87,447      7,175   172,500      62,277       (39,016)    623,500   (38,072)
 Net income . . . . . . . . . . . . . . . . . . . .                                                               129,849
 Dividends
   Preferred  . . . . . . . . . . . . . . . . . . .                                                                (7,763)
   Common, $.555 per share  . . . . . . . . . . . .                                                               (48,287)
 Translation loss . . . . . . . . . . . . . . . . .                                                    (7,236)
 Issuance of treasury shares
  Under stock option plan . . . . . . . . . . . . .        327                             (442)                              3,748
  Under employee stock ownership plan . . . . . . .        149                            1,779                               1,581
  Other   . . . . . . . . . . . . . . . . . . . . .        256                           (2,706)                              2,793
 Treasury shares acquired . . . . . . . . . . . . .     (1,271)                                                             (29,462)
                                                        ---------------------------------------------------------------------------

DECEMBER 31, 1994 . . . . . . . . . . . . . . . . .     86,908     $7,175  $172,500     $60,908      $(46,252)   $697,299  $(59,412)
                                                        ===========================================================================

The Notes beginning on page 32 are an integral part of these financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Sonoco Products Company


                                                                                        YEARS ENDED DECEMBER 31
                                                                                 ..................................
Dollars in thousands                                                                1994        1993         1992
...................................................................................................................
CASH FLOWS FROM OPERATING ACTIVITIES
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 129,849   $ 118,834    $  43,359
Adjustments to reconcile net income to net cash provided by
  operating activities
    Depreciation, depletion and amortization  . . . . . . . . . . . . . . . .      112,797      95,745       83,309
    Cumulative effect of changes in accounting principles . . . . . . . . . .                                37,892
    Restructuring charge  . . . . . . . . . . . . . . . . . . . . . . . . . .                                39,130
    Loss on disposition of assets . . . . . . . . . . . . . . . . . . . . . .        2,901         836        2,941
    Equity in earnings of affiliates, net of dividends  . . . . . . . . . . .         (917)       (975)      (1,893)
    Deferred taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,668      22,361      (13,619)
    Gain on sale of investment in affiliate . . . . . . . . . . . . . . . . .                  (15,299)
    Changes in assets and liabilities, net of effects from acquisitions, dispositions and foreign currency adjustments
        Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . . .      (33,127)        860      (13,178)
        Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (17,637)      5,545       (3,719)
        Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .        1,563      (1,411)         831
        Payables and taxes  . . . . . . . . . . . . . . . . . . . . . . . . .       29,536     (45,881)      (7,930)
        Other assets and liabilities  . . . . . . . . . . . . . . . . . . . .      (11,118)    (17,771)      (9,711)
                                                                                 ----------------------------------
Net cash provided by operating activities . . . . . . . . . . . . . . . . . .      219,515     162,844      157,412
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment . . . . . . . . . . . . . . . . . .     (126,746)   (115,596)    (109,305)
Cost of acquisitions, exclusive of cash . . . . . . . . . . . . . . . . . . .      (30,370)   (392,950)     (34,964)
Proceeds from the sale of assets  . . . . . . . . . . . . . . . . . . . . . .        5,533      42,467        6,626
Proceeds from collection of a note receivable . . . . . . . . . . . . . . . .                   33,672
                                                                                 ----------------------------------
Net cash used by investing activities . . . . . . . . . . . . . . . . . . . .     (151,583)   (432,407)    (137,643)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt  . . . . . . . . . . . . . . . . . . . . . . .       96,838     662,800      168,072
Principal repayment of debt . . . . . . . . . . . . . . . . . . . . . . . . .      (81,053)   (523,817)    (132,163)
Cash dividends - common and preferred . . . . . . . . . . . . . . . . . . . .      (56,004)    (46,333)     (42,443)
Treasury shares acquired  . . . . . . . . . . . . . . . . . . . . . . . . . .      (29,462)     (2,362)      (3,114)
Treasury shares issued  . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,334       2,428        7,781
Preferred shares issued . . . . . . . . . . . . . . . . . . . . . . . . . . .                  172,500
                                                                                 ----------------------------------
Net cash (used) provided by financing activities  . . . . . . . . . . . . . .      (66,347)    265,216       (1,867)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH  . . . . . . . . . . . . . . . . . .        1,001      (7,863)      (8,456)
                                                                                 ----------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  . . . . . . . . . . . . . .        2,586     (12,210)       9,446
Cash and cash equivalents at beginning of year  . . . . . . . . . . . . . . .       25,858      38,068       28,622
                                                                                 ----------------------------------
Cash and cash equivalents at end of year  . . . . . . . . . . . . . . . . . .    $  28,444   $  25,858    $  38,068
                                                                                 ==================================

SUPPLEMENTAL CASH FLOW DISCLOSURES
  Interest paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  37,123   $  31,504    $  29,265
  Income taxes paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  61,254   $  75,374    $  65,224

Excluded from the consolidated statements of cash flows is the effect of certain non-cash activities. The Company assumed approximately $6,000 and $75,000 of debt obligations in 1994 and 1993, respectively, in conjunction with acquisitions.

The Notes beginning on page 32 are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Sonoco Products Company
                   (Dollars in thousands except per share)


The following notes are an integral part of the consolidated financial statements. The accounting principles followed by the Company appear in bold type.


1.  PRINCIPLES OF CONSOLIDATION
................................................................................
         THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF SONOCO PRODUCTS COMPANY AND ITS UNITED STATES AND INTERNATIONAL SUBSIDIARIES AFTER ELIMINATION OF INTERCOMPANY ACCOUNTS AND TRANSACTIONS. INVESTMENTS IN AFFILIATED COMPANIES IN WHICH THE COMPANY OWNS 20% TO 50% OF THE VOTING STOCK ARE INCLUDED ON THE EQUITY METHOD OF ACCOUNTING.


2.  ACQUISITIONS
................................................................................
         During 1994, the Company completed several acquisitions with an aggregate cost of approximately $30,000 and the assumption of $6,000 in debt. The most notable was the purchase of M. Harland & Son Limited, a leading producer of pressure-sensitive roll labels and roll label application equipment headquartered in the United Kingdom. This acquisition was completed in May
1994 and is expected to add $33 million in sales annually. Subsequent to December 31, 1994, the Company acquired the remaining 50% interest in the CMB Sonoco joint venture. CMB Sonoco is a producer of composite cans with manufacturing facilities in Manchester, U.K., and Lieven, France. Also, subsequent to December 31, 1994, the Company signed an agreement with Hargro Flexible Packaging Corporation to purchase its Edinburgh, Ind., flexible packaging plant.
         During 1993, the Company completed several acquisitions totaling approximately $400,000. The Company acquired 100% of the outstanding stock of Crellin Holding, Inc., and in October 1993, the Company acquired Engraph, Inc., for approximately $300,000. Debt assumed in connection with the 1993 acquisitions was approximately $75,000.
         The Company has accounted for each of these acquisitions as a purchase and, accordingly, has included their results of operations in consolidated net income from the date of acquisition. The aggregate excess purchase price over the fair value of assets purchased is being amortized over 40 years.


3.  UNUSUAL ITEMS
................................................................................
         Unusual items in 1993 include a gain from the early repayment of a note issued in connection with the sale of Sonoco Graham in 1991. This gain was partially offset by charges for refinancing debt related to the Engraph acquisition and various other unusual items in 1993. The 1992 unusual items represent restructuring charges, which are discussed more fully in Note 4.


4.  RESTRUCTURING CHARGES
................................................................................
         During the fourth quarter of 1992, the Company recorded a charge to earnings for costs associated with the restructuring, closing, consolidating and relocation of various plants, principally at foreign locations. The restructuring reduced income before taxes, net income and earnings per share by $42,000, $25,000 and $.29, respectively. At December 31, 1994, $10,923 of restructuring reserve remained primarily to cover pension costs related to terminated employees.


5.  CASH AND CASH EQUIVALENTS
................................................................................
         CASH EQUIVALENTS ARE COMPOSED OF HIGHLY LIQUID INVESTMENTS WITH AN ORIGINAL MATURITY OF THREE MONTHS OR LESS.
         At December 31, 1994 and 1993, $28,182 and $18,751, respectively, of outstanding checks were included in Payables to suppliers.


6.  INVENTORIES
................................................................................
         INVENTORIES ARE STATED AT THE LOWER OF COST OR MARKET. The last-in, first-out (LIFO) method was used to determine cost of approximately 43% of total inventories in 1994 and 44% in 1993. The remaining inventories are determined on the first-in, first-out (FIFO) method.
         If the FIFO method of accounting had been used for all inventories, the totals would have been higher by $9,961 in 1994 and $7,885 in 1993.


7.  PROPERTY, PLANT AND EQUIPMENT
................................................................................
         PLANT ASSETS REPRESENT THE ORIGINAL COST OF LAND, BUILDINGS AND EQUIPMENT LESS DEPRECIATION COMPUTED UNDER THE STRAIGHT-LINE METHOD OVER THE ESTIMATED USEFUL LIFE OF THE ASSET. Equipment lives range from 5 to 11 years, buildings from 20 to 30 years.
         TIMBER RESOURCES ARE STATED AT COST. DEPLETION IS CHARGED TO OPERATIONS BASED ON THE NUMBER OF UNITS OF TIMBER CUT DURING THE YEAR.
         Depreciation and depletion expense amounted to $99,767 in 1994, $87,721 in 1993 and $79,455 in 1992.
         Details of property, plant and equipment at December 31 are as follows:

                                           1994           1993
                                       .........................
Land  . . . . . . . . . . . . . .      $   28,179     $   25,694
Timber resources  . . . . . . . .          31,699         25,349
Buildings . . . . . . . . . . . .         279,634        267,933
Machinery & equipment . . . . . .       1,009,024        935,247
Construction in progress  . . . .          62,988         61,473
                                       -------------------------
                                        1,411,524      1,315,696
Accumulated depreciation
  and depletion . . . . . . . . .        (648,415)      (578,542)
                                       -------------------------
                                       $  763,109     $  737,154
                                       =========================

         Estimated costs for completion of authorized capital additions under construction totaled approximately $101,000 at December 31, 1994.
         Certain operating properties and equipment are leased under non-cancellable operating leases. Total rental expense under operating leases was $28,000, $26,400, and $23,400 in 1994, 1993 and 1992, respectively. Future minimum rentals under non-cancellable operating leases with terms of more than one year are as follows: 1995 - $15,700; 1996 - $12,900; 1997 - $9,500; 1998 -
$8,100; 1999 - $6,700; 2000 and thereafter - $11,800.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Sonoco Products Company
                   (Dollars in thousands except per share)


8.  COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED
................................................................................
         Goodwill arising from business acquisitions ($27,000 in 1994 and $292,000 in 1993) is amortized on the straight-line basis over periods ranging from 20 to 40 years. The Company evaluates, at each balance sheet date, the realizability of goodwill for each subsidiary having a goodwill balance. Amortization expense amounted to $13,030 in 1994; $8,024 in 1993 and $3,854 in 1992. Accumulated amortization at December 31, 1994 and 1993 was $34,336 and $24,403, respectively.


9.  INVESTMENT IN LIFE INSURANCE
................................................................................
         Company-owned life insurance policies are recorded net of policy loans in Other Assets. The net pretax cost of company-owned life insurance, including interest expense, was $5,532 in 1994 and $1,949 in 1993 and is included in Selling, General and Administrative expenses. The related interest expense was $18,630 and $5,976 in 1994 and 1993, respectively. The pretax cost of these life insurance programs was largely offset by the reduction in the Company's effective tax rate.


10.  DEBT
................................................................................
         Debt at December 31 was as follows:

                                                                            1994                   1993
                                                                          ...............................
Commercial paper, average rate
 of 4.2% in 1994 and 3.2% in 1993.  . . . . . . . . . .                   $173,700               $146,500
9.2% notes due August 2021  . . . . . . . . . . . . . .                     99,917                 99,920
5.875% notes due November 2003. . . . . . . . . . . . .                     99,405                 99,339
5.49% notes due April 2000  . . . . . . . . . . . . . .                     75,000                 75,000
Foreign denominated debt, average
 rate of 6.8% at December 31, 1994
 and 1993 . . . . . . . . . . . . . . . . . . . . . . .                     70,304                 70,618
Other notes . . . . . . . . . . . . . . . . . . . . . .                     29,054                 24,449
                                                                          -------------------------------
Total debt  . . . . . . . . . . . . . . . . . . . . . .                    547,380                515,826
Less current portion and
 short-term notes . . . . . . . . . . . . . . . . . . .                     59,421                 60,564
                                                                          -------------------------------
Long-term debt  . . . . . . . . . . . . . . . . . . . .                   $487,959               $455,262
                                                                          ===============================

         The Company has authorized a commercial paper program totaling $250 million and has fully committed bank lines of credit supporting the program by a like amount. These bank lines expire in 1998. Accordingly, commercial paper borrowings are classified as long-term debt.

         The approximate principal requirements of debt maturing in the next five years are: 1995 - $59,400; 1996 - $3,400; 1997 - $2,900; 1998 - $2,100;
and 1999 - $2,200. It is management's intent to extend indefinitely the line of credit agreements supporting the commercial paper program. Accordingly, no principal repayments are projected through 1998.

         Certain of the Company's debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires that tangible net worth at the end of each fiscal quarter be greater than $365,000.

         In addition to the committed availability under the commercial paper program, unused short-term lines of credit for general Company purposes at December 31, 1994, were approximately $64,300 with interest at mutually agreed upon rates.


11.  FINANCIAL INSTRUMENTS
................................................................................
         The Company enters into currency swaps and foreign exchange forward contracts to hedge a portion of the net investment in certain foreign subsidiaries. Gains and losses on such contracts are recognized in the cumulative translation adjustments account in Shareholders' Equity. As of December 31, 1994 and 1993, the notional value of such contracts was approximately $32,000. All financial instruments are executed with credit worthy financial institutions; therefore, the Company considers the risk of non-performance on these instruments to be remote.

         The following table sets forth the carrying amounts and fair values of the Company's significant financial instruments where the carrying amount differs from the fair value. The carrying amount of cash and cash equivalents, short-term debt and long-term variable rate debt approximates fair value. The fair value of long-term debt is based on quoted market prices or by discounting future cash flows using interest rates available to the Company for issues with similar terms and average maturities. Foreign currency agreements are valued based on termination values or quoted market prices of comparable instruments.


                                                       December 31, 1994         December 31, 1993
                                                    ..................................................
                                                     Carrying        Fair       Carrying        Fair
                                                      Amount        Value        Amount        Value
                                                    .........     .........    .........     .........
Long-term debt  . . . . . . . . . . . . . .         $(487,959)    $(468,126)   $(455,262)    $(476,262)
Foreign currency
  agreements  . . . . . . . . . . . . . . .             1,309         1,309          512           512

12.  STOCK PLANS
................................................................................
         The Company has stock option plans under which common shares are reserved for sale to certain employees. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant, and expire 10 years after the date of grant. At December 31, 1994, 1,710,440 shares were reserved for future grants.

         On October 20, 1994, the Board recommended, pending shareholder approval, the granting of one-time awards of contingent shares to 13 of the Company's executives. Three-hundred twenty thousand shares were granted under this plan from shares allocated in the 1991 Key Employee Stock Plan.

         Information with respect to the Company's stock option plans follows:

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Sonoco Products Company
                   (Dollars in thousands except per share)


NOTE 12: STOCK PLANS - CONTINUED

                                                    OPTION         OPTION
                                                    SHARES      PRICE RANGE
                                                  ...........................
1992
Outstanding at beginning of year  . . . . . .     3,122,868      $5.02-$18.25
  Granted . . . . . . . . . . . . . . . . . .       862,350            $18.75
  Exercised . . . . . . . . . . . . . . . . .      (683,234)     $5.02-$17.63
  Cancelled . . . . . . . . . . . . . . . . .       (48,400)    $10.50-$18.75
                                                  ---------
Outstanding at end of year  . . . . . . . . .     3,253,584      $5.02-$18.75
1993
  Granted . . . . . . . . . . . . . . . . . .       957,300     $20.75-$24.13
  Assumed - Engraph . . . . . . . . . . . . .       623,156      $3.73-$18.40
  Exercised . . . . . . . . . . . . . . . . .      (208,274)     $5.02-$18.75
  Cancelled . . . . . . . . . . . . . . . . .        (5,900)           $24.13
                                                  ---------
Outstanding at end of year  . . . . . . . . .     4,619,866      $3.73-$24.13
1994
  Granted . . . . . . . . . . . . . . . . . .       894,210            $25.13
  Exercised . . . . . . . . . . . . . . . . .      (327,366)     $3.73-$18.75
  Cancelled . . . . . . . . . . . . . . . . .       (34,846)     $5.02-$25.13
                                                  ---------
Outstanding at end of year  . . . . . . . . .     5,151,864      $5.12-$25.13
                                                  =========
Options exercisable at December 31, 1994  . .     4,257,654


13.  RETIREMENT BENEFIT PLANS
................................................................................
         Non-contributory defined benefit pension plans cover substantially all U.S. employees. Under the plans, retirement benefits are based either on both years of service and compensation or on service only. IT IS THE COMPANY'S POLICY TO FUND THESE PLANS, AT A MINIMUM, IN AMOUNTS REQUIRED UNDER ERISA.
Plan assets consist primarily of common stocks, bonds and real estate.
         The Company also maintains a plan to supplement executive benefits limited through qualified plans. Benefits are based on years of service and compensation. The Plan is partially funded through a grantor trust as defined under Section 671 of the Internal Revenue Service Code of 1986.
         The Company's subsidiaries in the United Kingdom have contributory pension plans covering about 75% of the groups' employees. The acquisition of
M. Harland and Son, Ltd. of the U.K. is included in 1994. Pension benefits are based either on the employee's salary in the year of retirement or the average of the final three years. THE FUNDING POLICY IS TO CONTRIBUTE ANNUALLY AT ACTUARIALLY DETERMINED RATES THAT ARE INTENDED TO REMAIN A LEVEL PERCENTAGE OF SALARY.
         Net pension cost for the domestic and United Kingdom plans included the following components:

                                                     COMBINED PLANS
                                           ...................................
                                             1994         1993          1992
                                           ...................................
Service cost-benefits earned
  during year  . . . . . . . . . . . . .   $ 13,716     $  9,555      $  9,074
Interest cost on projected
  benefit obligation . . . . . . . . . .     27,160       23,881        22,196
Actual return on plan
  assets   . . . . . . . . . . . . . . .     (1,205)     (32,165)      (19,510)
Net amortization and
  deferral . . . . . . . . . . . . . . .    (33,209)       2,031        (9,581)
                                           -----------------------------------
                                           $  6,462     $  3,302      $  2,179
                                           ===================================

The following table sets forth the funded status of the plans at December 31:

                                       OVER-FUNDED PLANS     UNDER-FUNDED PLAN
                                      .........................................
                                        1994       1993        1994       1993
                                      .........................................
Projected benefit obligation
  Vested benefits . . . . . . . . . . $273,601   $271,733    $          $
  Non-vested benefits . . . . . . . .    8,043      9,757     14,521     14,473
                                      -----------------------------------------
Accumulated benefit
  obligation  . . . . . . . . . . . .  281,644    281,490     14,521     14,473
Effect of assumed increase
  in compensation levels  . . . . . .   45,523     35,768      2,442      1,369
                                      -----------------------------------------
Projected benefit
  obligation  . . . . . . . . . . . .  327,167    317,258     16,963     15,842
Plan assets at fair value . . . . . .  365,802    341,669     12,965     12,502
                                      -----------------------------------------
Plan assets in excess of
  (less than) projected
  benefit obligation  . . . . . . . .   38,635     24,411     (3,998)    (3,340)
Unrecognized net loss . . . . . . . .   20,376     26,729      1,997      1,142
Unrecognized prior service
  cost  . . . . . . . . . . . . . . .    2,192      3,333      1,803      2,235
Unrecognized net transition
  (asset) obligation  . . . . . . . .   (2,671)    (6,150)     1,370      1,599
Adjustment required to
  recognize minimum liability . . . .                         (2,728)    (3,607)
                                      -----------------------------------------
Prepaid (accrued) pension
  cost  . . . . . . . . . . . . . . . $ 58,532   $ 48,323   $ (1,556)  $ (1,971)
                                      =========================================

         Prepaid pension costs of $8,188 and $7,011 were included in Prepaid Expenses in 1994 and 1993, respectively. In addition, $50,344 and $41,312 were included in Other Assets in 1994 and 1993, respectively.
         The weighted-average discount rate used in determining the projected benefit obligations was 8.5% for 1994, 7% for 1993, and 9% for 1992. The assumed compensation increase was 5% in 1994, 4% in 1993 and 6% in 1992. The expected long-term rate of return on assets was 9.5% for all years presented.
         The Company's other international subsidiaries have pension plans covering most of its employees. The cost for these plans is considered immaterial.
         The Company's Employee Savings and Stock Ownership Plan provides that all eligible employees may contribute 1% to 16% of their gross pay to the Plan subject to Internal Revenue Service regulations. The Company may make matching contributions in an amount to be determined annually by the Company's Board of Directors. The Company's contributions to the plan for 1994, 1993 and 1992, were $5,600, $5,250 and $4,747, respectively.


14.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
................................................................................
         The Company provides health care and life benefits to the majority of its United States retirees and their eligible dependents. The Company's subsidiaries in Canada also provide postretirement benefits to eligible retirees. In 1992, the Company adopted Statement of Financial Accounting Standard 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106). This standard requires accrual for postretirement benefits other than pensions over an employee's career, rather than expensing these costs when paid. The Company elected to immediately recognize the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Sonoco Products Company
                   (Dollars in thousands except per share)


cumulative effect of the change in accounting for postretirement benefits of $93,500 pretax, or $58,000 after-tax, which represents the accumulated postretirement benefit obligation (APBO) existing at January 1, 1992. THE COMPANY FUNDS BENEFIT COSTS PRINCIPALLY ON A PAY-AS-YOU-GO BASIS, WITH THE RETIREE PAYING A PORTION OF THE COSTS. In situations where full-time employees retire from the Company between age 55 and age 65, most are eligible to receive, at a cost to the retiree equal to the cost for an active employee, certain health-care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health-care benefit coverage becomes coordinated with Medicare. For purposes of projecting future benefit payments, early retiree contributions were assumed to increase at the health-care cost trend.
         Non-pension retirement benefit expense includes the following:

                                             1994       1993       1992
                                          .............................
Service cost-benefits
  earned during year  . . . . . . . . . . $ 5,180    $ 2,482    $ 2,283
Interest cost on APBO . . . . . . . . . .   7,110      8,196      8,239
Actual return on plan assets  . . . . . .     459       (874)      (304)
Net amortization and deferral . . . . . .  (5,400)      (189)
                                          -----------------------------
Net periodic postretirement
  benefit cost  . . . . . . . . . . . . . $ 7,349    $ 9,615    $10,218
                                          =============================

         The following sets forth the accrued obligation included in the accompanying December 31 balance sheet applicable to each employee group for non-pension retirement benefits:

                                                          1994        1993
                                                         ...................
Accumulated postretirement
  benefit obligation:
    Retired employees . . . . . . . . . . . . . . . .    $50,008    $ 57,610
    Active employees-fully eligible . . . . . . . . .     17,671      18,514
    Active employees-not yet eligible . . . . . . . .     27,329      50,460
                                                         -------------------
Accumulated benefit obligation  . . . . . . . . . . .     95,008     126,584
Plan assets at fair value . . . . . . . . . . . . . .     17,375      10,776
                                                         -------------------
Accumulated benefit obligation
  greater than plan assets  . . . . . . . . . . . . .     77,633     115,808
Unrecognized net loss from
  changes in assumptions  . . . . . . . . . . . . . .     (9,552)    (28,964)
Unrecognized prior service cost . . . . . . . . . . .     22,459       1,545
                                                         -------------------
Accrued postretirement
  benefit cost  . . . . . . . . . . . . . . . . . . .    $90,540     $88,389
                                                         ===================

         Prepaid postretirement medical costs of $13,639 and $10,776 were included in Other Assets in 1994 and 1993, respectively.
         The discount rate used in determining the APBO was 8.5% in 1994, 7% in 1993 and 9% in 1992. Plan amendments related to the plan's credited service period decreased the accumulated benefit obligation and correspondingly increased prior service cost. The assumed health-care cost-trend rate used in measuring the APBO was 11% in 1994 declining to 6.5% in the 2010. Increasing the assumed trend rate for health-care costs by one percentage point would result in an increase in the APBO of approximately $6,000 at December 31, 1994, and an increase of $950 in the related 1994 expense. Plan assets are the result of funding these benefit costs in amounts representing the maximum allowable under Section 401(H) of the Internal Revenue Code. These assets are combined with the pension plan assets and consist primarily of common stocks, bonds and real estate. The expected long-term rate of return on assets was 9.5% for all years presented.

15.  INCOME TAXES
................................................................................
         The Company adopted Statement of Financial Accounting Standard 109, "Accounting for Income Taxes" (FAS 109), effective January 1, 1992. The cumulative effect, which was recorded in 1992, increased earnings by $20,100.
         The provision (benefit) for taxes on income for the years ending December 31 consists of the following:

                                   1994       1993       1992
                                 ..............................
Pretax income
  Domestic  . . . . . . . . .    $202,363   $189,122   $160,637
  Foreign . . . . . . . . . .       8,567      3,785    (29,634)
                                 ------------------------------
    Total pretax income . . .    $210,930   $192,907   $131,003
                                 ==============================
Current
  Federal . . . . . . . . . .    $ 62,800   $ 43,998   $ 50,642
  State . . . . . . . . . . .      10,074      7,320      8,731
  Foreign . . . . . . . . . .       3,958      1,521      6,046
                                 ------------------------------
    Total current . . . . . .      76,832     52,839     65,419
                                 ------------------------------
Deferred
  Federal . . . . . . . . . .       4,263     14,005       (455)
  State . . . . . . . . . . .         949      2,924        (96)
  Foreign . . . . . . . . . .         456      5,432    (13,068)
                                 ------------------------------
    Total deferred  . . . . .       5,668     22,361    (13,619)
                                 ------------------------------
Total taxes . . . . . . . . .    $ 82,500   $ 75,200   $ 51,800
                                 ==============================

         Current deferred income tax expense (benefit) results from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. The source of these differences and the tax effect of each are as follows:

                                1994      1993      1992
                               ...........................
Restructuring charge  . . .    $2,815   $ 8,711   $(15,065)
Sale of an affiliate  . . .               6,409
Depreciation expense  . . .        45     1,163        700
Benefit plan costs  . . . .     3,125     7,379      2,643
Other items, net  . . . . .      (317)   (1,301)    (1,897)
                               ---------------------------
  Total deferred  . . . . .    $5,668   $22,361   $(13,619)
                               ===========================

         Cumulative deferred tax liabilities (assets) are comprised of the following at December 31:

                                                      1994       1993*
                                                   ....................
Depreciation  . . . . . . . . . . . . . . . . .    $ 70,751    $ 62,975
Employee benefits . . . . . . . . . . . . . . .      21,062      15,410
Other . . . . . . . . . . . . . . . . . . . . .       2,179       9,762
                                                   --------------------
  Gross deferred tax liabilities  . . . . . . .      93,992      88,147
                                                   --------------------

Restructuring . . . . . . . . . . . . . . . . .      (4,193)     (5,403)
Retiree health benefits . . . . . . . . . . . .     (27,482)    (23,910)
Foreign loss carry-forwards . . . . . . . . . .     (11,231)     (8,011)
Capital loss carry-forwards . . . . . . . . . .      (6,830)     (6,785)
Employee benefits . . . . . . . . . . . . . . .     (13,026)    (11,494)
Other . . . . . . . . . . . . . . . . . . . . .      (7,199)     (7,303)
                                                   --------------------
  Gross deferred tax assets . . . . . . . . . .     (69,961)    (62,906)
Valuation allowance on deferred tax assets  . .      11,231       8,011
                                                   --------------------
  Total deferred taxes, net . . . . . . . . . .    $ 35,262    $ 33,252
                                                   ====================

* Certain amounts have been restated to conform to the current year's presentation.

         The net change in the valuation allowance for deferred tax assets in 1994 is a net increase of $3,220. The change relates to current net operating losses of certain foreign subsidiaries for which their use is limited to future taxable earnings. A net decrease in the valuation

                   NOTES OF CONSOLIDATED FINANCIAL STATEMENTS
                   Sonoco Products Company
                   (Dollars in thousands except per share)


NOTE 15:  INCOME TAXES - CONTINUED

allowance of $980 in 1993 resulted from the disposal of a European entity; this decrease was partially offset by the inclusion of current net operating losses from various foreign subsidiaries.
         Approximately $30,300 of foreign subsidiary net operating loss carry-forwards remain at December 31, 1994. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carry-forwards approximately $19,900 have no expiration date. The remaining loss carry-forwards expire at various dates in the future.

                                           1994                1993               1992
                                     .....................................................
Statutory tax rate  . . . . . . .    $73,825   35.0%     $67,517   35.0%    $44,587   34.0%
State income taxes, net of
  federal tax benefit . . . . . .      7,087    3.3        7,039    3.6       4,983    3.8
Net effect of foreign income
  at lower rates and foreign
  losses with no tax benefit  . .      2,479    1.2        2,155    1.1       2,360    1.8
Goodwill  . . . . . . . . . . . .      3,777    1.8        1,694     .9         524     .4
Company-owned life insurance  . .     (5,091)  (2.4)      (1,570)   (.8)
Other, net  . . . . . . . . . . .        423     .2       (1,635)   (.8)       (654)   (.5)
                                     -----------------------------------------------------
  Total taxes . . . . . . . . . .    $82,500   39.1%     $75,200   39.0%    $51,800   39.5%
                                     =====================================================

         Undistributed earnings of international subsidiaries totaled $42,973 at December 31, 1994. There have been no United States income taxes provided on the undistributed earnings since the Company considered these earnings to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries sold, these earnings could become subject to tax; however, the Company believes United States foreign tax credits would substantially eliminate any taxes due.


16.  COMMITMENTS AND CONTINGENCIES
................................................................................
         The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. In 1994, a suit was filed against the Company in the U.S. District Court for the District of Massachusetts for alleged patent infringement involving grocery bag packs. The suit also seeks to have a patent involving plastic bag loading systems owned by the Company declared invalid. The Company believes this lawsuit is without merit. The Company will vigorously defend its position and expects to prevail.
         The Company has been named as a potentially responsible party at several environmentally contaminated sites primarily located in the Northeast owned by third parties. These sites represent the Company's largest potential environmental liabilities. As of December 31, 1994, the Company has $4,400 accrued for these contingencies. This compares with $3,100 accrued as of December 31, 1993. Due to the complexity of determining clean-up costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined; however, costs will be accrued as necessary once reasonable estimates are determined.
         Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management's opinion that such costs, when finally determined, will not have a material adverse effect on the consolidated financial position of the Company.


17.  INTERNATIONAL OPERATIONS
................................................................................
         The operating profit, net assets and dividends received by the Company from operations outside the United States are as follows:

                                 1994       1993
                               ...................
Operating profit  . . . . .    $ 15,675   $ 11,923
Net assets  . . . . . . . .     245,423    185,723
Dividends . . . . . . . . .         194      2,087

The aggregate foreign currency transaction gain/loss recognized in net income was immaterial for 1994, 1993 and 1992.

         Information regarding the Company's significant foreign geographic area in Europe is as follows:

                                             1994       1993       1992*
                                           ..............................
Sales to unaffiliated customers . . . .    $184,247   $180,044   $226,127
Operating loss  . . . . . . . . . . . .      (2,085)      (890)   (20,325)
Total assets  . . . . . . . . . . . . .     215,981    171,073    222,164

*Restructuring costs of $28,200 are included in 1992 results.


18.  SHAREHOLDERS' EQUITY
................................................................................
         In 1993, the Company issued 3,450,000 shares of $2.25 Series A Cumulative Convertible Preferred Stock for $172,500, or $50.00 per share. These securities are convertible into the Company's common stock at a price of $25.31 per share. This stock is redeemable at the option of the Company, on or after November 8, 1996, at a redemption price of $51.575 per share and decreasing ratably annually to $50 per share on or after November 1, 2003. Dividends on the Convertible Preferred Stock, which are paid quarterly, accrue and are cumulative from the date of original issuance.
         Fully diluted earnings per share is not presented as it approximates primary earnings per share.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Sonoco Products Company


FINANCIAL REPORTING FOR BUSINESS SEGMENTS
(Years ended December 31)

The Financial Reporting for Business Segments should be read in conjunction with the Management's Discussion and Analysis (which describes the segments in detail) appearing on pages 21-25. Sonoco changed the segmental reporting in 1994 by combining the Miscellaneous segment with the Converted Products segment. Prior years' information has been restated to reflect this change.


                                              CONVERTED
(Dollars in thousands)                        PRODUCTS           PAPER           INTERNATIONAL         CORPORATE        CONSOLIDATED
....................................................................................................................................
TOTAL REVENUE
 1994 ..............................         $1,771,441         $330,982           $438,383                             $2,540,806
 1993 ..............................          1,466,486          278,904            406,914                              2,152,304
 1992 ..............................          1,311,935          282,583            447,029                              2,041,547

INTERSEGMENT SALES(1)
 1994 ..............................         $   29,970         $203,569           $  7,140                             $  240,679
 1993 ..............................             28,615          173,640              2,825                                205,080
 1992 ..............................             25,612          175,629              2,280                                203,521

SALES TO UNAFFILIATED CUSTOMERS
 1994 ..............................         $1,741,471         $127,413           $431,243                             $2,300,127
 1993 ..............................          1,437,871          105,264            404,089                              1,947,224
 1992 ..............................          1,286,323          106,954            444,749                              1,838,026

OPERATING PROFIT(2)
 1994 ..............................         $  188,517         $ 64,495           $ 15,675            $(57,757)        $  210,930
 1993 ..............................            157,426           57,867             11,923             (34,309)           192,907
 1992 ..............................            117,906           65,437            (12,398)            (39,942)           131,003

IDENTIFIABLE ASSETS(3)
 1994 ..............................         $1,056,341         $157,408           $405,604            $215,700         $1,835,053
 1993 ..............................          1,018,056          140,406            349,144             199,519          1,707,125
 1992 ..............................            529,319          130,486            390,644             196,082          1,246,531

DEPRECIATION, DEPLETION AND AMORTIZATION
 1994 ..............................         $   69,076         $ 14,471           $ 23,161            $  6,089         $  112,797
 1993 ..............................             51,360           12,974             26,135               5,276             95,745
 1992 ..............................             42,467           12,746             23,897               4,199             83,309

CAPITAL EXPENDITURES
 1994 ..............................         $   77,275         $ 18,874           $ 27,727            $  2,870         $  126,746
 1993 ..............................             46,969           20,450             41,209               6,968            115,596
 1992 ..............................             39,283           15,581             48,317               6,124            109,305

(1)Intersegment sales are recorded at a market-related transfer price.

(2)Interest income, interest expense and unallocated corporate expenses are excluded from the operating profits by segment and are shown under Corporate. In addition, 1993 Corporate operating profit includes $5,800 for unusual items, as described in Note 3 to the Consolidated Financial Statements.

(3)Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facility and prepaid expenses. Identifiable assets in the Converted Products segment more than doubled in 1993 as a result of the acquisitions.

See Note 4 to the Consolidated Financial Statements regarding restructuring charges in 1992. These costs have been allocated to the appropriate segments.

                          SHAREHOLDERS' INFORMATION

[FIGURE 19]


WHEN IT COMES TO POWDERED BEVERAGE PACKAGING, Sonoco's composite canisters are durable, resealable, stackable and have great shelf appeal. Tim Grooms, with Winn Dixie, stocks the powdered beverage section with a variety of composite cans from Sonoco.


[FIGURE 20]


NEW LASER CODING LABEL TECHNOLOGY WAS JOINTLY DEVELOPED FOR BAUSCH & LOMB(R) by Sonoco's Engraph Label Group and a face stock supplier.


CORPORATE OFFICES
North Second Street
Hartsville, SC 29550
(803) 383-7000
Fax:  (803) 339-6078

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand, L.L.P.
NationsBank Corporate Center
100 North Tryon Street, Suite 3400
Charlotte, NC 28202

TRANSFER AGENT
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, NC 27102

LEGAL COUNSEL
Sinkler & Boyd, P.A.
P.O. Box 11889
Columbia, SC 29211

SHAREHOLDER RELATIONS
Sonoco Products Company
Treasurer - B01
P.O. Box 160
Hartsville, SC 29551
(803) 383-7277

CORPORATE COMMUNICATION
Sonoco Products Company
Corporate Communication - A09
P.O. Box 160
Hartsville, SC 29551
(803) 383-7437

ANNUAL MEETING OF SONOCO SHAREHOLDERS
The annual meeting of shareholders will be held at the Center Theater on Fifth Street in Hartsville, S.C. at 11 a.m., Wednesday, April 19, 1995.

COMMON STOCK
Sonoco common stock is traded in the New York Stock Exchange, Symbol: SON. The change from the NASDAQ National Market was made in March 1995.

FORM 10-K AVAILABLE
A copy of the Company's annual report filed with the Securities and Exchange Commission on Form 10-K may be obtained by shareholders without charge after April 1, 1995, by writing to:
         Sonoco Products Company
         Treasurer - B01
         P.O. Box 160
         Hartsville, SC 29551

DIVIDEND REINVESTMENT
A dividend reinvestment plan is available to registered Sonoco shareholders. For more information write to:
         Wachovia Bank of North Carolina, N.A.
         Corporate Trust Department
         P.O. Box 3001
         Winston-Salem, NC 27102

DIRECT DEPOSIT OF DIVIDENDS
Sonoco shareholders may request automatic deposit of cash dividends to checking, savings or money market accounts that participate in the Automatic Clearinghouse System. If you would like this service, please contact:
         Wachovia Bank of North Carolina, N.A.
         Corporate Trust Department
         P.O. Box 3001
         Winston-Salem, NC 27102

SHARE ACCOUNT INFORMATION
Shareholders with inquiries concerning their accounts may call Wachovia Bank of North Carolina, N.A. on their toll-free line. The number is 1-800-633-4236.


[FIGURE 21]

DIVIDENDS DECLARED - COMMON

THE SONOCO DIVIDEND WAS INCREASED from $.135 to $.14 beginning in the second quarter of 1994. Dividends are increased as earnings justify.


[FIGURE 22]

MARKET VS. BOOK VALUE PER COMMON SHARE

THE BOOK VALUE PER COMMON SHARE INCREASED TO $7.59 in 1994, compared with $7.04 in 1993.


[FIGURE 23]

MARKET PRICE OF STOCK AT YEAR END

THE MARKET PRICE OF THE COMPANY'S STOCK WAS $21.88 at the end of 1994.