Form 10-K, Exhibit 13
period 1995-12-31
SONOCO PRODUCTS CO
filed 1996-03-27
CIK 91767

                      COMPARATIVE HIGHLIGHTS (UNAUDITED)

                           Sonoco Products Company

                                                                   YEARS ENDED DECEMBER 31
                                                                  -------------------------         %
(Dollars in thousands, except per share)                               1995           1994       INCREASE
Net sales ................................................        $2,706,173     $2,300,127        17.7%
Gross profit .............................................           599,186        496,700        20.6%
Net income available to common shareholders ..............           156,756        122,086        28.4%
Return on common equity ..................................              22.2%          19.1%       16.2%
Return on total equity (including
  preferred stock) .......................................              18.7%          16.0%       16.9%
Return on net sales ......................................               6.1%           5.6%        8.9%
Return on net assets .....................................              10.4%           8.8%       18.2%
Approximate number of employees ..........................            19,000         17,200        10.5%
Approximate number of locations ..........................               270            250         8.0%

Per common share
----------------
Net income available to common shareholders:
   -  Assuming no dilution ...............................              1.72           1.34        28.4%
   -  Assuming full dilution .............................              1.64           1.31        25.2%
Cash dividends - common ..................................               .58            .53         9.4%
Ending common stock market price .........................             26.25          20.83        26.0%
Book value per common share ..............................              8.19           7.23        13.3%
Price/earnings ratio .....................................             16.01          15.90          .7%
=========================================================================================================

SELECTED QUARTERLY FINANCIAL DATA                        FIRST       SECOND         THIRD        FOURTH
(Dollars in thousands, except per share)                QUARTER      QUARTER       QUARTER       QUARTER
1995
Net sales ........................................     $645,142     $691,726      $686,998      $682,307
Gross profit .....................................      140,339      151,007       149,948       157,892
Net income available to
  common shareholders ............................       35,596       42,172        38,699        40,289
Per common share
----------------
  Net income available to
  common shareholders:
    - Assuming no dilution .......................          .39          .46           .43           .44
    - Assuming full dilution .....................          .37          .44           .41           .42
  Cash dividends - common ........................         .133          .15           .15           .15
  Market price - high ............................        23.21        25.25         28.50         28.75
               - low .............................        19.11        22.74         24.50         23.75
=========================================================================================================
1994
Net sales ........................................     $537,372     $564,391      $591,178      $607,186
Gross profit .....................................      113,609      121,994       124,710       136,387
Net income available to
  common shareholders ............................       26,159       30,895        30,568        34,464
Per common share
----------------
  Net income available to
  common shareholders:
    - Assuming no dilution .......................          .29          .34           .33           .38
    - Assuming full dilution .....................          .28          .33           .33           .37
  Cash dividends - common ........................         .129         .133          .133          .133
  Market price - high ............................        24.52        21.67         22.86         22.62
               - low .............................        20.48        18.81         19.52         18.81
=========================================================================================================

Per share amounts restated to reflect the 5% common stock dividend on June 9, 1995.



                                     SALES
                                 (billions $)

                                    [GRAPH]

          SALES CLIMBED TO AN ALL-TIME HIGH OF $2.71 BILLION IN 1995.



                                  NET INCOME
                                 (millions $)

                                    [GRAPH]

1995 WAS A RECORD YEAR FOR SONOCO.  NET INCOME AVAILABLE TO COMMON SHAREHOLDERS
                      INCREASED 28.4% TO $156.8 MILLION.



                              EARNINGS PER SHARE-
                                 FULLY DILUTED
                                      ($)

                                    [GRAPH]

                 EARNINGS PER SHARE IMPROVED 25.2% OVER 1994.

Management's Discussion & Analysis


RESULTS OF OPERATIONS 1995-1994
 ................................................................................
Consolidated net sales for 1995 were $2.71 billion, a 17.7% increase, compared with $2.3 billion in 1994.

     A major portion of the sales increase in 1995 resulted from selling price increases. These increases were necessary to recover unprecedented volatility in raw material costs throughout the world. Volume increased in our consumer-related businesses, but after a good start, weakened in the second half of the year in our industrial markets. Several acquisitions increased 1995 sales by $83 million. On a full-year basis, those acquisitions are expected to add $119 million in sales.
     Gross profit margins improved to 22.1% from the 21.6% reported in 1994. The margin increase reflects a combination of selling price and raw material cost volatility during 1995. In the early part of the year, costs for primary raw materials, such as recovered paper, plastic resins, aluminum and steel, were extremely high, resulting in price increases, where possible. Later in the year, there were selected price decreases to reflect the falling costs of some raw materials. On balance, Sonoco was able to improve overall gross margin percentages slightly. In addition, productivity improvements resulting from capital expenditures in many operations and technology enhancements were factors in the gross margin improvement.
     Selling, general and administrative costs include company-owned life insurance (COLI), which is discussed in Note 8 to the Consolidated Financial Statements. In addition, a major business redesign effort in the Global Industrial Products and Paper operations, called Process Excellence, resulted in consulting and other costs totalling $10 million in 1995, or approximately $.06 per share, assuming full dilution. Excluding the COLI and Process Excellence costs, selling, general and administrative expenses would have dropped to 10% of sales in 1995, compared with 10.7% in 1994, reflecting continued emphasis on cost and headcount levels. The Company expects savings from Process Excellence to offset any additional costs in 1996 and to result in gains to income beginning in 1997.

                                   [PHOTO]

Sonoco listed on the New York Stock Exchange in 1995. (l-r) Michael Davis, stock specialist with Spear, Leeds & Kellogg; Nora Sisk, NYSE representative, and Trent Hill, Sonoco CFO, discuss the Sonoco listing.

     Net income for 1995 was $156.8 million, or $1.64 per share, assuming full dilution, a 25.2% increase in earnings per share over the $122.1 million, or $1.31 per share for 1994. The per share numbers reflect full dilution assuming the conversion of all preferred shares issued to finance the Engraph acquisition and the assumed exercise of all stock options under the Company's stock programs. Assuming no dilution, earnings per share for 1995 were $1.72, compared with $1.34 for 1994, an increase of 28.4%.
     Capital expenditures in 1995 increased to $181.4 million, compared with $126.7 million in 1994. This increased spending included projects to expand capacity and introduce new technology in many business units. Further details are included in the Segment Reporting section. The Company expects to increase capital investment during the next two years to approximately $250 million per year. These capital spending increases support the Vision 2000 objective of doubling sales and earnings. A key change in Vision 2000 is a higher proportion of growth coming from internal opportunities with less reliance on acquisitions. With the higher internal growth emphasis, capital spending increases are required to increase capacity and improve cost efficiency to support that objective. The end result is expected to be higher returns on invested capital, quicker realization of those returns and lower risk when compared with acquisition alternatives.
     Acquisition spending totaled $107 million in 1995. Acquisitions included a label producer in New Jersey, a paper mill and three converting operations in Brazil, a flexible packaging operation, geographic expansion of paper recovery operations and additional operations in Europe.

                                   [GRAPH]
                            NET SALES BY SEGMENT
                                (millions $)
                       The sales increase in 1995 was
                          broad based with gains in
                                all segments.


     Research and development costs charged to expense were $12.7 million for 1995.

                                           Management's Discussion & Analysis


compared with $12.1 million in 1994. Sonoco is committed to technology leadership in its businesses and is enhancing its technical expertise in both consumer packaging and industrial packaging. The new pressure-sensitive label and flexible packaging businesses are two areas receiving additional research and development spending.
     The Company's effective tax rate in 1995 was 39.4%, compared with 39.1% in 1994. Tax benefits from the COLI program are included in the tax rates for both years. Proposed legislation would eliminate the tax-favored status of this program, if enacted.

                              Segment Reporting

     The following segmental data includes the converted products segment, the paper segment, the international segment and corporate.


     The converted products segment consists of the following domestic businesses, all of which are described in the Operations Review: the Industrial Products Division; the Consumer Products Division; Sonoco Flexible Packaging; Sonoco Engraph; Industrial Container Division; High Density Film Products Division; Crellin Molded and Extrusion Plastics Division; Fibre Partitions Division; Protective Packaging Division; and the Baker Reels Division.
     Converted products is the largest of Sonoco's business segments, representing approximately 80% of the Company's consolidated sales and profits. Trade sales in this segment were $1.96 billion in 1995, compared with $1.74 billion in 1994, an increase of 12.7%. This increase is due to volume increases in the consumer-related businesses and selling price increases resulting from increased materials costs. Acquisitions in 1995 added $37 million to sales.
     The overall operating profit for the converted products segment was $215.6 million in 1995, compared with $188.5 million in 1994, an increase of 14.3%. This segment was impacted by consulting fees for the Process Excellence initiative. This initiative, which is explained in the Operations Review, will result in significant changes in critical processes that will make the Company even more efficient and responsive to customers.
        Sales in the Industrial Products Division's tube and core businesses increased approximately 18%, with nearly all product lines showing strength, especially in the first half of the year. In the second half of 1995, volume declined in comparison to the previous year, but increased selling prices boosted the sales of these operations. Selling price increases were implemented to recover the paperboard cost increases. Late in the year there were some selling price decreases as paperboard costs declined.

                                   [GRAPH]

                       IDENTIFIABLE ASSETS BY SEGMENT
                                (millions $)
                        Identifiable assets increased
                         in 1995 in all segments of
                                the Company.


     In the Consumer Products Division, volume gains in the snack, refrigerated dough, powdered beverage, miscellaneous food and caulk markets offset declines in the shortening and concentrate markets. The sales increase for the year was the result of volume gains plus price increases implemented due to rising materials costs. This division implemented several projects that resulted in significant productivity gains and is continuing its growth by introducing new products, expanding current markets and converting self-manufacturers to Sonoco composite cans.
     Growth continued in Sonoco Flexible Packaging. Sales increases resulted from volume increases, as the plant in Morristown, Tenn., continued to improve its capacity utilization. In addition, the Company acquired the Edinburgh, Ind., plant from Hargro, Inc. early in 1995, and sales from this operation boosted the flexible packaging performance. The Company added new rotogravure presses at both the Morristown and Edinburgh plants that increased capacity and productivity.
     Sales and earnings continued to grow at double digit rates in the Sonoco Engraph businesses, reflecting the growth potential of this operation. The label and package insert business continued to grow in several different markets. In October, Sonoco acquired Cricket Converters of Hightstown, N.J., a producer of labels for the pharmaceutical and cosmetic markets. Sonoco Engraph began consolidation of its various label businesses during the fourth quarter. Benefits of consolidation include lower costs, increased technology focus and improved customer responsiveness. Screen process printing showed sales and earnings increases during the year in the beverage and fleet graphics markets. The paperboard carton business continued to grow as new equipment was added to provide more product identification options for customers. The glass cover and coaster business remained strong.
     The Industrial Container Division sales were up during the year. Most of the sales growth reflected an increase in sales prices due to materials costs increases in paperboard, steel and plastic resins. Volume was down in the fibre drum operations, but increased in both the plastic drum and intermediate bulk container operations. There was pressure on margins in this business due to competitive pressures, including a trend to increase reuse of plastic containers in several markets.
        The High Density Film Products Division had sales gains in all markets during 1995, with the gains in the grocery segment resulting from the exit of a major competitor during 1994. The division installed additional

Management's Discussion & Analysis


capacity to accommodate this business with much of that capacity coming on line during 1995. In addition to gains in the grocery market, there were increases in the convenience store, retail and agricultural film markets. Price increases were implemented to recover increases in the cost of plastic resins and ink. The division improved productivity, resulting from installation of new machinery and full capacity utilization during the year. A second line was added during the third quarter to produce agricultural film. In 1995, the division began test markets with several major quick service restaurant chains to test the use of plastic bags for takeout customers.
     The Crellin Molded and Extrusion Plastics Division increased sales slightly for the year but saw a decrease in profits because of an inability to recover cost increases for plastic resins. While business did increase in the automotive and filtration operations, it declined in the textile and wire and cable markets.
     The Fibre Partitions Division had increases in both sales and profits due to continued progress in converting customers from traditional corrugated partitions to solid fibre. In addition to the sales increase, there were several projects to control costs and increase productivity throughout this division. The Protective Packaging operations also increased both sales and profits as demand for Sonopost(R) packaging forms remained strong in the major appliance packaging market. The engineered cushion fibre business also increased as conversions were made in both the small appliance and computer peripherals markets.
     The Baker Division's reel business saw a decrease in volume resulting from a slowdown in the cable television and home building markets, but strong productivity increases and cost control measures helped increase earnings.
     Capital spending in this segment rose to $86.5 million from the $77.3 million in 1994. This increase was spread across the segment as new machinery to add capacity or increase productivity was installed in nearly all the major converting businesses.

                                Paper Segment

     The paper segment represents all of Sonoco's domestic papermaking and paper collection facilities. This includes the Company's 21 cylinder board paper machines and one Fourdrinier machine in the United States. In addition, this segment includes recovered paper collection sites operated through the Company's paper mills or by its subsidiary, Paper Stock Dealers, Inc.
     The Fourdrinier paper machine, located in Hartsville, S.C., is operated in partnership with Georgia-Pacific Corporation. The annual capacity of this machine is 176,000 tons, which is sold by contract to Georgia-Pacific.

                                   [GRAPH]

                         OPERATING INCOME BY SEGMENT
                                (millions $)
                       All segments contributed to the
                     higher profit performance in 1995.

  Operating income by segment has been restated to exclude 1992 Restructuring Charges.

     Sonoco has a capacity of approximately 750,000 tons per year of cylinder board production in the United States mills. Approximately 80% of the board produced by Sonoco's paper operations is sold to other Sonoco operations to be converted into paperboard packaging.
     The Company's Recycling and Reclamation operation (which includes the Paper Stock Dealers subsidiary and the mill collection system) processed approximately one and one-half million tons of recovered paper during 1995, with more than half of that used in Sonoco's papermaking operations. In addition to supplying Sonoco's needs, this group also supplies many large paper mills in the Southeast. Because of the volatility in recovered paper costs and supply, Sonoco's recovery system is a key competitive advantage, providing a security of supply as well as a better control over the cost of this raw material. The higher prices for recovered paper in the first half of 1995 added to the overall sales and profits of this segment.
     Total domestic paper sales, including both internal and external sales, were $445.1 million in 1995, compared with $331 million in 1994, an increase of 34.5%. Operating profits for this segment increased 35.6% to $87.5 million in 1995, compared with $64.5 million in 1994.
   There were two major factors affecting the performance of this division during 1995: the volatile cost of recovered paper and the drop in volume during the second half of the year. Recovered paper costs were at all-time highs during the first half of 1995, resulting in several paperboard price increases. At the same time, the higher recovered paper costs increased profits in the paper collection operations. As prices for recovered paper decreased later in the year, profits dropped significantly in the paper collection operations. The domestic paper division operated at 96% capacity for the year. Volume decreases during the second half of the year resulted in downtime, mostly in the fourth quarter, reflecting slowing economic conditions.
     Capital spending in this segment during 1995 was $37.4 million, compared with $18.9 million in 1994. This spending included several projects to improve productivity at mills in Hartsville, S.C.; Sumner, Wash.; Newport, Tenn. and Holyoke, Mass. The major project to upgrade the capacity, quality and energy generation in Hartsville was only about one-third completed at the end of 1995. Three paper collection operations were acquired during the year to expand the collection base geographically.

                            International Segment

     The international segment includes all of Sonoco's non-U.S. operations. The largest of

                                            Management's Discussion & Analysis


these operations are in Canada, the United Kingdom, France, Mexico, Australia, Germany and a rapidly growing presence in Asia. These operations are similar to the United States businesses in products and markets served.
        Sales in 1995 in this segment were $566.3 million, compared with $431.2 million in 1994, a 31.3% increase. Operating profits increased to $42 million from $15.7 million in 1994. Acquisitions in 1995 added approximately $42 million to sales.
     The increase in sales and profits resulted from the acquisition of the remaining 50% interest of the CMB/Sonoco joint venture for producing composite cans in Europe, higher volume in most geographic areas and increased selling prices to recover significant materials cost increases in the paper and paper converting operations.
     Business was strong in nearly all of the international operations during 1995, though there was some decline in volume in the industrial products and paper operations in Europe toward the end of 1995.
     Other acquisitions during the year included a small tube and paper producer in France; a 25% interest in Demolli Industria Cartaria SRL, one of Italy's leading tube makers; three tube manufacturing operations and a paper mill in Brazil; and a composite can operation in Mexico. In the fourth quarter, Sonoco Asia signed a joint venture agreement for a paper mill in Shanghai, China. Internal expansion included increased composite can making capacity in Venezuela and the start-up of an engineered cushion fibre operation in New Zealand.
     In early 1996, a joint venture to produce composite cans and other converted paper products in Indonesia was signed. In addition, a new composite can plant is scheduled to open in Belgium during the first half of 1996.
     Capital spending in the international segment was $45 million, compared with $27.7 million in 1994. The primary projects involved productivity upgrades in Venezuela and Mexico in the composite can operations and rebuilding a paper mill in France to improve productivity and quality.

                                  Corporate

     Interest income, interest expense and unallocated corporate expenses are excluded from the operating profits by segment and are shown under Corporate.
     Interest expense in 1995 was $44 million, compared with $35.9 million in 1994. This increase resulted primarily from higher debt levels and from increasing the fixed rate mix of debt with the issuance of $100 million of 6.75% 15-year debentures in November 1995.
        General corporate expense increased in 1995, primarily due to the increased cost of the company-owned life insurance program (COLI). The tax benefit from this program is reflected in the effective tax rate.

FINANCIAL POSITION, LIQUIDITY AND
CAPITAL RESOURCES 1995-1994
AND 1994-1993
 ................................................................................
Sonoco's financial position remains strong. At December 31, 1995, the Company's long-term debt was rated A+ by Standard & Poor's (S&P) and A2 by Moody's. Commercial paper was rated A1 and P1 by S&P and Moody's, respectively.

     Cash provided by operations was $254.6 million in 1995, compared with $219.5 million in 1994 and $162.8 million in 1993. The 1995 improvement in cash flow was largely a result of higher net income. Cash provided by operations was higher in 1994, compared with 1993, due to lower payables in 1993 and the prepayment of $15 million in taxes that would have otherwise been payable in 1994. Earnings before interest and taxes were 7.2 times interest expense in 1995, compared with 6.9 times in 1994 and 7.2 times in 1993.
     The debt to total capital ratio was 39.6% at December 31, 1995, compared with 38.1% and 38% at December 31, 1994 and 1993, respectively. The 1995 ratio adjusts debt levels for excess cash at year-end related to the issuance of restricted-purpose bonds. Debt increased $139.4 million to $686.8 million at December 31, 1995, primarily due to funding acquisitions of $107.2 million, as well as increased capital spending and an increase in cash and cash equivalents. Debt increased $31.6 million to $547.4 million at December 31, 1994, primarily due to the purchase of $29.5 million of Company stock and to fund $30.4 million in acquisitions. Capital spending was $181.4 million in 1995, compared with $126.7 million in 1994 and $115.6 million in 1993.
     In June 1995, the Company issued $35.1 million of 6.125% Industrial Revenue Bonds (IRBs) due June 1, 2025. As of December 31, 1995, $30.9 million of the proceeds from the IRBs were being held in trust until qualifying expenditures took place, explaining most of the increase in cash and cash equivalents. In November 1995, the Company issued $100 million of 6.75% Debentures due November 1, 2010, in order to lengthen the maturities of the Company's indebtedness. The net proceeds from this issue were used to reduce outstanding commercial paper obligations. During 1995, the Company increased its authorized commercial paper program from $250 million to $300 million and has fully committed bank lines of credit supporting the program by a like amount.
     The Company expects internally generated cash flow along with borrowings under its existing credit facilities to be sufficient to meet operating and normal capital expenditure requirements in the future. Capital spending for 1996 is expected to be approximately $250 million.
     While Vision 2000 focuses on higher internal growth, small tactical acquisitions will continue to be a part of the Company's

Management's Discussion & Analysis


strategy for growth. The Company expects to acquire additional businesses with market and technology positions consistent with its overall goals and strategies.
   Net working capital increased to $229.3 million at December 31, 1995, from $222.1 million in 1994 and $209.9 million in 1993. The current ratio was
1.5 at December 31, 1995, compared with 1.6 and 1.7 at December 31, 1994 and 1993, respectively. Current assets increased in 1995 largely as a result of business growth and selling price increases implemented during 1995, plus excess cash, as explained above. Current liabilities increased primarily as a result of higher notes and taxes payable. Notes payable increased as a result of using short-term bank lines in place of long-term debt. Taxes payable increased primarily due to the higher profitability levels and reclassifications from deferred taxes to taxes payable.
   Shareholders' equity increased $86.5 million to $918.7 million at December 31, 1995, as a result of $164.5 million in earnings, reduced by common and preferred cash dividends of $60.9 million, the repurchase of $18.7 million of the Company's stock and a translation adjustment of $9.7 million. The translation adjustment was primarily due to the devaluation of the Mexican peso. In 1994, shareholders' equity increased $43.9 million to $832.2 million, primarily from $129.8 million in earnings, offset by common and preferred dividend payments of $56 million, the repurchase of $29.5 million of the Company's stock and a translation adjustment of $7.2 million.
   In April 1995, the Board of Directors declared a 5% common stock dividend and increased the dividend payable to common shareholders to $.15 per share from the $.13 per share that had been paid since the second quarter of 1994. The Company's policy is to increase dividends as earnings grow. The return on common equity was 22.2% in 1995, compared with 19.1% in 1994 and 19.9% in 1993. Assuming the conversion of preferred stock, return on total equity was 18.7% in 1995, compared with 16% in 1994 and 19% in 1993. The book value per common share was $8.19 in 1995, compared with $7.23 in 1994 and $6.71 in 1993.
   The Company is exposed to interest rate fluctuations as a result of using debt as a major source of financing its operations. When necessary, the Company will use traditional, unleveraged interest rate swaps to manage its mix of fixed and variable rate debt to ensure exposure to interest rate movements is maintained within established ranges. The Company is also subject to risk due to foreign exchange rate changes as a result of operating globally. The Company monitors these exposures and can use traditional currency swaps and forward foreign exchange contracts to hedge a portion of the net investment in foreign subsidiaries or to hedge firm commitments denominated in foreign currencies. Use of these financial instruments was not material to the financial statements as a whole as of December 31, 1995 or 1994.

                                   [GRAPH]

                         CAPITAL SPENDING BY SEGMENT
                                (millions $)
                     In 1995, capital spending increased
                       in all segments as projects to
                        expand capacity and introduce
                         technology were undertaken

   In October 1995, the Financial Accounting Standards Board issued Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS
123). The Company did not elect early adoption of this standard in 1995. The standard encourages companies to adopt a fair value based method of accounting for stock compensation plans. However, a company may continue following the current accounting prescribed by APB Opinion No. 25 and disclose the impact of fair value accounting on its stock plans. The Company is evaluating the options allowed under this standard and plans to implement this standard in 1996.
   Except for the impact of raw materials prices, as discussed in the segmental information, inflation did not have a material impact on the Company's operations in 1995, 1994 or 1993.
   The Company is subject to various federal, state and local environmental laws and regulations concerning, among other matters, wastewater effluent and air emissions. Compliance costs have not been significant due to the nature of the materials and processes used in manufacturing operations. Such laws also make generators of hazardous wastes, and their legal successors, financially responsible for the clean-up of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites primarily located in the Northeast and owned by third parties. These sites are believed to represent the Company's largest potential environmental liabilities. The Company has accrued $4.4 million as of December 31, 1995, with respect to these sites. In determining the amounts to accrue with respect to such sites, the Company has considered: 1) the aggregate potential clean-up costs in light of the joint and several liability to which the Company may be subject, 2) the availability of insurance coverage, 3) the likelihood that insurance coverage may be contested, 4) potential sources of contribution and/or indemnification, 5) the periods in which claims for recovery may be realized, 6) the financial condition of third parties from which recovery is expected, 7) the identification of specific sites for clean-up, 8) statutory defenses and 9) the status of federal and state regulatory action. Due to the complexity of determining clean-up costs associated with the sites, a reliable

                                           Management's Discussion & Analysis


estimate of the ultimate cost to the Company cannot be determined; however, costs will be accrued as necessary once reasonable estimates are determined. Because it appears unlikely that these matters will be completely resolved in the near future, and because they involve matters in areas of law and policy that are constantly changing, any opinion the Company has regarding such matters must necessarily be qualified to reflect the uncertainty. Nevertheless, it is management's opinion (based on prior experiences with such matters; rough estimates of counsel, consultants and others; the apparent ability and obligation of other parties to share clean-up costs; and the Company's present and estimated future financial position) that such costs, when finally determined, will not have a material adverse effect on the consolidated financial position of the Company.

RESULTS OF OPERATIONS 1994-1993
 ................................................................................
Consolidated net sales for 1994 were $2.3 billion, compared with $1.95 billion in 1993, an increase of 18.1%. Several factors impact the sales comparison between 1994 and 1993. Sales in 1994 included a full year of the Engraph acquisition, completed in October 1993, as well as reductions from operations closed in 1993. Sales in 1993 also increased because of the elimination of Sonoco's historical reporting lag of one month for most international operations, which resulted in 13 months of sales being reported during 1993. Excluding the above factors, the sales gain in 1994 was 9.5%.

     Net income for 1994 was $122.1 million, or $1.31 per share (assuming full dilution). This included the expected first-year dilution for the Engraph acquisition. Net income for 1993 of $117.6 million, or $1.26 per share (assuming full dilution), included a one-time gain of $.04 per share from the early repayment of the Graham note (see Note 3 to the Financial Statements). Excluding the dilution, the one-time gain in 1993 and the elimination of the international reporting lag, base operating income increased by 12%. Additional information on sales and profits is included in the segment discussions below.
     Capital expenditures increased to $126.7 million in 1994, compared with $115.6 million in 1993. These expenditures were for projects to expand capacity and introduce new technology.

                              Segment Reporting

     Sonoco changed the segmental reporting in 1994 by combining the miscellaneous segment with the converted products segment. The Company determined the operations in both segments were converting businesses and, given the small size of the miscellaneous segment, separate reporting was no longer appropriate. The following segmental data includes the converted products segment, the paper segment, the international segment and corporate.

                          Converted Products Segment

     Trade sales in this segment were $1.74 billion compared with $1.44 billion in 1993, an increase of 20.8%. The key factors affecting this sales increase included additional volume in nearly every business, the full-year sales impact for Engraph, acquired in October 1993, and higher selling prices.
     The overall operating profit for the converted products segment was $188.5 million, compared with $157.4 million in 1993, an increase of 19.7%.
     Capital spending rose to $77.3 million in this segment, up from $47 million in 1993. Much of this spending was to implement new manufacturing processes in the tube and core business, to cover start-up plants in the protective packaging area and to add equipment and facilities in the Engraph operations.

                                Paper Segment

     Total domestic paper sales, including both internal and external, for 1994 were $331 million, compared with $278.9 million in 1993, an 18.7% increase. Operating profits increased 11.5% to $64.5 million in 1994 from $57.9 million in 1993.
     Capital spending in this segment during 1994 was $18.9 million, compared with $20.5 million in 1993.

                            International Segment

     Sales in 1994 were $431.2 million, compared with $404.1 million in 1993. Due to the elimination of a one-month historical reporting lag, 13 months of sales were included in 1993 for many international operations. Several businesses were sold in 1993, impacting the year-to-year comparison. Excluding the above, the sales gain for 1994 was 16.5%. Operating profits increased 31.9% to $15.7 million in 1994 from $11.9 million in 1993.
     Capital spending in the international segment was $27.7 million, compared with $41.2 million in 1993. The primary projects focused on process improvements at plants in Mexico, Canada, Germany and France.

                                  Corporate

     Interest expense in 1994 was $35.9 million, compared with $31.2 million in 1993, a result of higher average debt levels, primarily due to acquisitions, offset partially by the impact of a lower average cost of funds. Although short-term rates were higher in 1994, the Company benefited from the favorable impact of the prepayment of the 9.3% privately placed notes in November 1993 and the maturing of various fixed-rate instruments in 1994. Interest income was lower in 1994 due to the early repayment of the Graham note in November 1993. The repayment of this note resulted in a $5.8 million gain (net of certain corporate charges), which was included in general corporate expense in 1993. General corporate expense increased in 1994 due primarily to the pretax cost of a broad-based, company-owned life insurance program. The tax benefit from this program was reflected in the effective tax rate.

SELECTED ELEVEN-YEAR FINANCIAL DATA
Sonoco Products Company


(Dollars and shares in thousands except per share data)                   1995              1994           1993*           1992*
Operating Results                                                    --------------------------------------------------------------
Net sales .........................................................   $ 2,706,173       $ 2,300,127     $ 1,947,224     $ 1,838,026
Cost of sales and operating expenses ..............................     2,396,284         2,055,734       1,734,980       1,641,075
Interest expense ..................................................        44,004            35,861          31,154          30,364
Interest income ...................................................        (4,905)           (2,398)         (6,017)         (6,416)
Unusual items* ....................................................                                          (5,800)         42,000
                                                                     --------------------------------------------------------------
Income from operations before income taxes ........................       270,790           210,930         192,907         131,003
Taxes on income ...................................................       106,640            82,500          75,200          51,800
Equity in earnings of affiliates ..................................           369             1,419           1,127           2,048
                                                                     --------------------------------------------------------------
Income before cumulative effect of changes
  in accounting principles ........................................       164,519           129,849         118,834          81,251
Cumulative effect of changes in accounting principles
  (FAS 106 and FAS 109) ...........................................                                                         (37,892)
                                                                     --------------------------------------------------------------
Net income ........................................................       164,519           129,849         118,834          43,359
Preferred dividends ...............................................        (7,763)           (7,763)         (1,264)
                                                                     --------------------------------------------------------------
Net income available to common shareholders .......................       156,756           122,086         117,570          43,359
Returns before cumulative effect of changes
  in accounting principles
    Return on common equity .......................................          22.2%             19.1%           19.9%           13.7%
    Return on total equity (including preferred stock) ............          18.7%             16.0%           19.0%           13.7%
    Return on net sales ...........................................           6.1%              5.6%            6.1%            4.4%
Per common share
  Income before cumulative effect of changes in
    accounting principles .........................................          1.72              1.34            1.28             .89
  Cumulative effect of changes in accounting principles ...........                                                            (.41)
                                                                     --------------------------------------------------------------
  Net income available to common shareholders:
    Assuming no dilution ..........................................          1.72              1.34            1.28             .48
    Assuming full dilution ........................................          1.64              1.31            1.26             .47
  Cash dividends declared - common ................................           .58               .53             .51             .47
Average common shares outstanding:
    Assuming no dilution ..........................................        91,139            91,445          91,681          91,069
    Assuming full dilution ........................................       100,386            99,473          99,737          92,214
Actual common shares outstanding at December 31 ...................        91,117            91,254          91,819          91,501
                                                                     ==============================================================
Financial Position
Net working capital ...............................................       229,328           222,068         209,932         152,478
Property, plant and equipment .....................................       865,629           763,109         737,154         614,018
Total assets ......................................................     2,115,413         1,835,053       1,707,125       1,246,531
Long-term debt ....................................................       591,894           487,959         455,262         240,982
Shareholders' equity ..............................................       918,749           832,218         788,364         561,890
Current ratio .....................................................           1.5               1.6             1.7             1.5
Total debt to total capital .......................................          39.6%**           38.1%           38.0%           35.1%
Book value per common share .......................................          8.19              7.23            6.71            6.14
                                                                     ==============================================================
Other Data
Depreciation, depletion and amortization expense ..................       125,836           112,797          95,745          83,309
Cash dividends declared - common ..................................        53,145            48,287          46,333          42,443
Market price per common share (ending) ............................         26.25             20.83           20.95           22.74
                                                                     ==============================================================

 *Included in 1993 and 1991 were gains on the sale of Sonoco Graham (see Note
  3 to the Consolidated Financial Statements). Also includes restructuring charges of $42,000 pretax, or $25,000 after-tax, in 1992 and $75,000 pretax, or $54,650 after-tax, in 1990. In 1987, includes acquisition consolidation charges of $10 million pretax, or $5,600 after-tax.

**Debt levels adjusted for excess cash at year-end related to the issuance of restricted-purpose bonds.

Prior years' data adjusted for stock splits and stock dividends.

    1991*            1990*          1989            1988            1987*            1986             1985
-----------------------------------------------------------------------------------------------------------
$ 1,697,058     $ 1,669,142     $ 1,655,830     $ 1,599,751     $ 1,312,052     $   963,796     $   869,598
  1,528,543       1,481,271       1,470,877       1,413,912       1,174,777         858,680         773,910
     28,186          28,073          29,440          25,175          18,593           8,552           8,686
     (6,870)         (2,196)         (2,573)         (1,517)         (1,045)           (602)         (1,782)
     (8,525)         75,000                                          10,000
-----------------------------------------------------------------------------------------------------------
    155,724          86,994         158,086         162,181         109,727          97,166          88,784
     63,600          43,934          60,906          67,029          48,714          44,435          41,871
      2,681           7,308           6,381           1,125             469           1,945           2,496
-----------------------------------------------------------------------------------------------------------
     94,805          50,368         103,561          96,277          61,482          54,676          49,409

-----------------------------------------------------------------------------------------------------------
     94,805          50,368         103,561          96,277          61,482          54,676          49,409
-----------------------------------------------------------------------------------------------------------
     94,805          50,368         103,561          96,277          61,482          54,676          49,409


       17.8%            9.6%           21.3%           23.0%           17.0%           17.4%           17.7%
       17.8%            9.6%           21.3%           23.0%           17.0%           17.4%           17.7%
        5.6%            3.0%            6.3%            6.0%            4.7%            5.7%            5.7%


       1.05             .55            1.12            1.05             .67             .59             .54
-----------------------------------------------------------------------------------------------------------

       1.05             .55            1.12            1.05             .67             .59             .54
       1.04             .55            1.11            1.04             .66             .59             .54
        .44             .43             .39             .30             .24             .20             .17

     90,620          91,464          92,184          92,014          92,117          91,993          91,822
     91,114          91,963          93,060          92,884          92,645          92,479          92,091
     90,815          90,405          91,826          92,108          91,908          92,017          91,960
===========================================================================================================
    163,860         184,066         193,035         188,085         143,972         104,614         105,070
    580,787         562,591         494,290         533,427         482,357         267,353         245,990
  1,135,940       1,113,594         995,132         977,459         877,625         559,459         500,833
    227,528         279,135         226,240         275,535         263,489          58,440          73,383
    562,306         512,828         511,574         454,486         379,912         332,890         295,743
        1.6             1.7             2.1             2.0             1.8             1.9             2.1
       30.6%           34.7%           30.4%           36.8%           38.6%           17.7%           19.9%
       6.19            5.67            5.57            4.93            4.13            3.62            3.22
===========================================================================================================
     76,561          72,152          67,263          69,055          57,086          35,654          31,182
     39,703          39,216          35,583          28,046          21,942          17,963          15,746
      16.43           15.48           17.62           16.31           10.12            9.05            7.32
===========================================================================================================

CONSOLIDATED BALANCE SHEETS
Sonoco Products Company

                                                                                       December 31
                                                                              --------------------------
(Dollars and shares in thousands)                                                  1995         1994
ASSETS                                                                        --------------------------
CURRENT ASSETS
 Cash and cash equivalents ................................................   $    61,624    $    28,444
 Trade accounts receivable, net of allowances .............................       314,207        270,439
 Other receivables ........................................................        17,074         20,211
 Inventories
   Finished and in process.................................................       103,073         86,238
   Materials and supplies .................................................       128,403        121,424
 Prepaid expenses .........................................................        21,277         29,943
 Deferred income taxes ....................................................        16,125         14,012
                                                                              --------------------------
                                                                                  661,783        570,711
PROPERTY, PLANT AND EQUIPMENT, NET ........................................       865,629        763,109
COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED, NET .....................       411,343        358,965
OTHER ASSETS ..............................................................       176,658        142,268
                                                                              --------------------------
                                                                              $ 2,115,413    $ 1,835,053
                                                                              ==========================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Payable to suppliers .....................................................   $   149,512    $   158,098
 Accrued expenses and other ...............................................       105,750         83,268
 Accrued wages and other compensation .....................................        30,885         30,855
 Notes payable and current portion of long-term debt ......................        94,898         59,421
 Taxes on income ..........................................................        51,410         17,001
                                                                              --------------------------
                                                                                  432,455        348,643
LONG-TERM DEBT ............................................................       591,894        487,959
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS ...............................       103,898        104,179
DEFERRED INCOME TAXES AND OTHER ...........................................        68,417         62,054
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
 Serial preferred stock, no par value
   Authorized 30,000 shares
   Issued 3,450 shares ....................................................       172,500        172,500
 Common shares, no par value
   Authorized 150,000 shares
   Issued 96,433 shares ...................................................         7,175          7,175
 Capital in excess of stated value ........................................       170,458         60,908
 Translation of foreign currencies ........................................       (55,925)       (46,252)
 Retained earnings ........................................................       694,681        697,299
 Treasury shares at cost (1995--5,316 SHARES; 1994--5,179 shares) .........       (70,140)       (59,412)
                                                                              --------------------------
                                                                                  918,749        832,218
                                                                              --------------------------
                                                                              $ 2,115,413    $ 1,835,053
                                                                              ==========================

Shares restated to reflect the 5% stock dividend on June 9, 1995.

The Notes beginning on page 38 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME                                            35
Sonoco Products Company

                                                                                      Years ended December 31
                                                                            -----------------------------------------
(Dollars and shares in thousands except per share data)                          1995           1994           1993
                                                                            -----------------------------------------
Net sales ...............................................................   $ 2,706,173    $ 2,300,127    $ 1,947,224
Cost of sales ...........................................................     2,106,987      1,803,427      1,525,671
Selling, general and administrative expenses ............................       289,297        252,307        209,309
Interest expense ........................................................        44,004         35,861         31,154
Interest income .........................................................        (4,905)        (2,398)        (6,017)
Unusual items ...........................................................                                      (5,800)
                                                                            -----------------------------------------

Income before income taxes ..............................................       270,790        210,930        192,907
Taxes on income .........................................................       106,640         82,500         75,200
                                                                            -----------------------------------------
Income before equity in earnings of affiliates ..........................       164,150        128,430        117,707
Equity in earnings of affiliates ........................................           369          1,419          1,127
                                                                            -----------------------------------------

Net income ..............................................................       164,519        129,849        118,834
Preferred dividends .....................................................        (7,763)        (7,763)        (1,264)
                                                                            -----------------------------------------
Net income available to common shareholders .............................   $   156,756    $   122,086    $   117,570
                                                                            =========================================
Per common share
Net income available to common shareholders:
  Assuming no dilution ..................................................   $     1.72     $      1.34    $      1.28
  Assuming full dilution ................................................   $     1.64     $      1.31    $      1.26
Cash dividends - common .................................................   $      .58     $       .53    $       .51

Average common shares outstanding:
  Assuming no dilution ....................................................     91,139          91,445         91,681
  Assuming full dilution ..................................................    100,386          99,473         99,737


Shares outstanding and per share data have been restated to reflect the 5% stock dividend on June 9, 1995.

The Notes beginning on page 38 are an integral part of these financial statements.



                                    (GRAPH)


                                   NET SALES
                                 (billions $)
                       Net sales increased 17.7% in 1995
                   due to price increases, acquisitions and
                       volume gains in many operations.


                                    (GRAPH)

                                  NET INCOME
                                 (millions $)
                      Net income has grown at a compound
                    annual growth rate of 13.4% since 1991.

                 Adjusted to exclude restructuring charges and
                cumulative effect of accounting changes in 1992.


                                    (GRAPH)

                      EARNINGS PER SHARE - FULLY DILUTED
                                      ($)
                       Earnings per share improved 25.2%
                                  over 1994.

                 Adjusted to exclude restructuring charges and
                cumulative effect of accounting changes in 1992.
              Prior years earnings per share restated to reflect
                      the 5% stock dividend in June 1995.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Sonoco Products Company


                                            Common Shares        Preferred     Capital in    Translation               Treasury
(Dollars and shares in thousands        ---------------------      Stock        Excess of     of Foreign    Retained    Shares
except per share data)                  Outstanding    Amount     Amount       Stated Value   Currencies    Earnings    Amount
                                        ----------------------------------------------------------------------------------------
January 1, 1993.....................      91,501      $7,175      $            $ 61,608       $(19,952)     $552,263   $(39,204)
Net income..........................                                                                         118,834
Cash dividends:

  Preferred.........................                                                                          (1,264)
  Common, $.51 per share............                                                                         (46,333)
Translation loss....................                                                           (19,064)
Issuance of 3,450
  preferred shares..................                               172,500       (3,968)
Issuance of treasury shares under
  Stock option plan.................         219                                  1,388                                   1,493
  Employee stock
    ownership plan..................         247                                  3,249                                   2,001
Treasury shares acquired............        (148)                                                                        (2,362)
                                          -------------------------------------------------------------------------------------
December 31, 1993...................      91,819       7,175       172,500       62,277        (39,016)      623,500    (38,072)
Net income..........................                                                                         129,849
Cash dividends:
  Preferred.........................                                                                          (7,763)
  Common, $.53 per share............                                                                         (48,287)
Translation loss....................                                                            (7,236)
Issuance of treasury shares under
  Stock option plan.................         344                                   (442)                                  3,748
  Employee stock
    ownership plan..................         156                                  1,779                                   1,581
Treasury shares acquired............      (1,335)                                                                       (29,462)
Other...............................         270                                 (2,706)                                  2,793
                                          -------------------------------------------------------------------------------------
December 31, 1994...................      91,254       7,175       172,500       60,908        (46,252)      697,299    (59,412)
Net income..........................                                                                         164,519
Cash dividends:
  Preferred.........................                                                                          (7,763)
  Common, $.58 per share............                                                                         (53,145)
5% common stock dividend............                                            106,213                     (106,229)
Translation loss....................                                                            (9,673)
Issuance of treasury shares under
  Stock option plan.................         561                                  5,584                                   6,286
Treasury shares acquired............        (824)                                                                       (18,657)
Other...............................         126                                 (2,247)                                  1,643
                                          -------------------------------------------------------------------------------------
December 31, 1995...................      91,117      $7,175      $172,500     $170,458       $(55,925)     $694,681   $(70,140)
                                          =====================================================================================




Shares outstanding and per share data have been restated to reflect the 5% common stock dividend on June 9, 1995.

The Notes beginning on page 38 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                      37
Sonoco Products Company

                                                                       Years ended December 31
                                                                 -----------------------------------
(Dollars and shares in thousands)                                   1995         1994         1993
                                                                 -----------------------------------
Cash Flows from Operating Activities
Net income ...................................................   $ 164,519    $ 129,849    $ 118,834
Adjustments to reconcile net income to net
  cash provided by operating activities
   Depreciation, depletion and amortization ..................     125,836      112,797       95,745
   Loss on disposition of assets .............................         157        2,901          836
   Deferred taxes ............................................      (5,347)       5,668       22,361
   Gain on sale of investment in affiliate ...................                               (15,299)
   Changes in assets and liabilities, net of
     effects from acquisitions, dispositions
     and foreign currency adjustments
       Accounts receivable ...................................     (31,778)     (33,127)         860
       Inventories ...........................................     (12,931)     (17,637)       5,545
       Prepaid expenses ......................................       8,319        1,563       (1,411)
       Payables and taxes ....................................      27,313       29,536      (45,881)
       Other assets and liabilities ..........................     (21,538)     (12,035)     (18,746)
                                                                 -----------------------------------
Net cash provided by operating activities ....................     254,550      219,515      162,844
Cash Flows from Investing Activities
Purchase of property, plant and equipment ....................    (181,432)    (126,746)    (115,596)
Cost of acquisitions, exclusive of cash ......................    (107,156)     (30,370)    (392,950)
Proceeds from the sale of assets .............................       4,557        5,533       42,467
Proceeds from collection of a note receivable ................                                33,672
                                                                 -----------------------------------
Net cash used by investing activities ........................    (284,031)    (151,583)    (432,407)
Cash Flows from Financing Activities
Proceeds from issuance of debt ...............................     305,851       96,838      662,800
Principal repayment of debt ..................................    (169,807)     (81,053)    (523,817)
Cash dividends - common and preferred ........................     (60,908)     (56,004)     (46,333)
Treasury shares acquired .....................................     (18,657)     (29,462)      (2,362)
Treasury shares issued .......................................       8,370        3,334        2,428
Preferred shares issued ......................................                               172,500
                                                                 -----------------------------------
Net cash provided (used) by financing activities .............      64,849      (66,347)     265,216
Effects of Exchange Rate Changes on Cash .....................      (2,188)       1,001       (7,863)
                                                                 -----------------------------------
Increase (Decrease) in Cash and Cash Equivalents .............      33,180        2,586      (12,210)
Cash and cash equivalents at beginning of year ...............      28,444       25,858       38,068
                                                                 -----------------------------------
Cash and cash equivalents at end of year .....................   $  61,624    $  28,444    $  25,858
                                                                 ===================================
Supplemental Cash Flow Disclosures
  Interest paid ..............................................   $  41,851    $  37,123    $  31,504
  Income taxes paid ..........................................   $  75,635    $  61,254    $  75,374

Excluded from the Consolidated Statements of Cash Flows is the effect of certain non-cash activities. On June 9, 1995, the Company issued a 5% common stock dividend ($106,213 fair value). The Company assumed approximately $75,000 of debt obligations in 1993 in conjunction with acquisitions.

The Notes beginning on page 38 are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars and shares in thousands except per share data)

The following notes are an integral part of the consolidated financial statements. The accounting principles followed by the Company appear in bold type.




1. BASIS OF PRESENTATION
 ................................................................................
     THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF SONOCO PRODUCTS COMPANY AND ITS SUBSIDIARIES AFTER ELIMINATION OF INTERCOMPANY
ACCOUNTS AND TRANSACTIONS. INVESTMENTS IN AFFILIATED COMPANIES IN WHICH THE COMPANY OWNS 20% TO 50% OF THE VOTING STOCK ARE INCLUDED ON THE EQUITY METHOD
OF ACCOUNTING.
     THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNT OF ASSETS AND LIABILITIES AT THE
DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.




2. ACQUISITIONS
 ...............................................................................
     Sonoco completed several acquisitions during 1995 which were strategically important to both U.S. and international operations. The aggregate cost of these acquisitions was approximately $107,000 in cash. In January 1995, the Company acquired the remaining 50% interest in the CMB/Sonoco joint venture. CMB/Sonoco is a producer of composite cans with manufacturing facilities in Manchester, U.K. and Lieven, France. In March 1995, the Company completed the purchase of a flexible packaging plant in Edinburgh, Ind., formerly owned by Hargro Flexible Packaging Corporation. The Edinburgh plant manufactures packaging for the confection, snack food and pharmaceutical markets. During the fourth quarter, the Company completed the acquisition of Cricket Converters, Inc. of Hightstown, N.J. Cricket supplies labels to the pharmaceutical and health care markets. The Company also purchased three converting operations and a paper mill in Brazil, a small tube and paper manufacturer in France and three additional recovered paper collection plants in the U.S.
     During 1994, the Company completed several acquisitions with an aggregate cost of approximately $30,000 and the assumption of $6,000 in debt.
     The Company has accounted for each of these acquisitions as a purchase and, accordingly, has included their results of operations in consolidated net income from the date of acquisition.




3. UNUSUAL ITEMS
 ................................................................................
     Unusual items in 1993 include a gain from the early repayment of a note issued in connection with the sale of Sonoco Graham in 1991. This gain was partially offset by charges for refinancing debt related to the Engraph acquisition and various other unusual items in 1993.




4. CASH AND CASH EQUIVALENTS
 ................................................................................
     CASH EQUIVALENTS ARE COMPOSED OF HIGHLY LIQUID INVESTMENTS WITH AN
ORIGINAL MATURITY OF THREE MONTHS OR LESS AND ARE RECORDED AT MARKET.
     At December 31, 1995 and 1994, outstanding checks of $19,808 and $28,182, respectively, were included in Payable to suppliers.
     At December 31, 1995, $30,892 of cash and cash equivalents represented proceeds from the issuance of the 6.125% Industrial Revenue Bonds (IRBs) and was restricted to funding qualified expenditures as provided for by the IRBs.




5. INVENTORIES
 ................................................................................
     INVENTORIES ARE STATED AT THE LOWER OF COST OR MARKET. The last-in, first-out (LIFO) method was used to determine costs of approximately 38% of total inventories in 1995 and 43% in 1994. The remaining inventories are determined on the first-in, first-out (FIFO) method.
     If the FIFO method of accounting had been used for all inventories, the totals would have been higher by $12,084 in 1995 and $9,961 in 1994.




6. PROPERTY, PLANT AND EQUIPMENT
 ................................................................................
     PLANT ASSETS REPRESENT THE ORIGINAL COST OF LAND, BUILDINGS AND
EQUIPMENT LESS DEPRECIATION COMPUTED UNDER THE STRAIGHT-LINE METHOD OVER THE ESTIMATED USEFUL LIFE OF THE ASSET. Equipment lives range from 5 to 11 years, buildings from 20 to 30 years.
     TIMBER RESOURCES ARE STATED AT COST. DEPLETION IS CHARGED TO OPERATIONS BASED ON THE NUMBER OF UNITS OF TIMBER CUT DURING THE YEAR.
     Depreciation and depletion expense amounted to $110,706 in 1995, $99,767 in 1994 and $87,721 in 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars and shares in thousands except per share data)

   Details of property, plant and equipment at December 31 are as follows:

                                        1995          1994
                                    --------------------------
 Land ...........................   $    35,733   $     28,179
 Timber resources ...............        32,529         31,699
 Buildings ......................       302,383        279,634
 Machinery & equipment ..........     1,131,503      1,009,024
 Construction in progress .......       107,099         62,988
                                    --------------------------
                                      1,609,247      1,411,524
 Accumulated depreciation
  and depletion .................      (743,618)      (648,415)
                                    --------------------------
                                    $   865,629    $   763,109
                                    ==========================

     Estimated costs for completion of authorized capital additions under construction totaled approximately $118,000 at December 31, 1995.
     Certain operating properties and equipment are leased under non-cancellable operating leases. Total rental expense under operating leases was $31,000, $28,000 and $26,400 in 1995, 1994 and 1993, respectively. Future minimum rentals under non-cancellable operating leases with terms of more than one year are as follows: 1996 - $17,100; 1997 - $14,800; 1998 - $11,900; 1999 -
$8,800; 2000 - $6,200; 2001 and thereafter - $11,800.




7. COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED
 ...............................................................................
     GOODWILL ARISING FROM BUSINESS ACQUISITIONS ($64,000 in 1995 and $27,000
in 1994) IS AMORTIZED ON THE STRAIGHT-LINE BASIS OVER PERIODS RANGING FROM 20
TO 40 YEARS. THE COMPANY EVALUATES, AT EACH BALANCE SHEET DATE, THE REALIZABILITY OF GOODWILL FOR EACH SUBSIDIARY HAVING A GOODWILL BALANCE. Amortization expense amounted to $15,130 in 1995; $13,030 in 1994; and $8,024 in 1993. Accumulated amortization at December 31, 1995 and 1994 was $45,346 and $34,336, respectively.




8. INVESTMENT IN LIFE INSURANCE
 ................................................................................
     Company-owned life insurance (COLI) policies are recorded net of policy loans in Other Assets. The net pretax cost of company-owned life insurance, including interest expense, was $9,171 in 1995 and $5,532 in 1994 and is included in Selling, general and administrative expenses. The related interest expense was $34,634 in 1995 and $18,630 in 1994. Tax benefits from the COLI program amounted to $10,024 and $5,091 in 1995 and 1994, respectively. Proposed legislation will eliminate the tax-favored status of this program, if enacted.




9. DEBT
 ................................................................................
   Debt at December 31 was as follows:

                                                   1995      1994
                                                -------------------
  Commercial paper, average rate
    of 5.9% in 1995 and 4.2% in 1994.........   $134,500   $173,700
  9.2% notes due August 2021 ................     99,926     99,917
  6.75% debentures due November 2010  .......     99,790
  5.875% notes due November 2003 ............     99,471     99,405
  5.49% notes due April 2000 ................     75,000     75,000
  6.125% IRBs due June 2025 .................     34,439
  Foreign denominated debt, average
    rate of 6.6% at December 31, 1995
    and 6.8% at December 31, 1994 ...........    108,970     70,304
  Other notes ...............................     34,696     29,054
                                                -------------------
  Total debt ................................    686,792    547,380
  Less current portion and
    short-term notes  .......................     94,898     59,421
                                                -------------------
  Long-term debt ............................   $591,894   $487,959
                                                ===================

     The Company has authorized a commercial paper program totaling $300 million and has fully committed bank lines of credit supporting the program by a like amount. These bank lines expire in the year 2000. Accordingly, commercial paper borrowings are classified as long-term debt.
     The approximate principal requirements of debt maturing in the next five years are: 1996 - $95,000; 1997 - $5,200; 1998 - $4,800; 1999 - $4,800;
and 2000 - $5,800. It is management's intent to extend indefinitely the line of credit agreements supporting the commercial paper program. Accordingly, no principal repayments are projected through the year 2000.
     Certain of the Company's debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires that tangible net worth at the end of each fiscal quarter be greater than $365,000. In addition to the committed availability under the commercial paper program, unused short-term lines of credit for general Company purposes at December 31, 1995, were approximately $94,500 with interest at mutually agreed upon rates.




10. FINANCIAL INSTRUMENTS
 ................................................................................
     The Company enters into currency swaps and foreign exchange forward contracts to hedge a portion of the net investment in certain foreign subsidiaries. Gains and losses on such contracts are recognized in the cumulative translation adjustments account in Shareholders' Equity. As of December 31, 1995 and 1994, the notional value of such contracts was approximately $38,000 and $32,000, respectively. All financial instruments are executed with credit worthy financial institutions; therefore, the Company considers the risk of non-performance on these instruments to be remote.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars and shares in thousands except per share data)

NOTE 10: FINANCIAL INSTRUMENTS - CONTINUED

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

                             December 31, 1995        December 31, 1994
                           ------------------------------------------------
                            Carrying      Fair       Carrying      Fair
                             Amount       Value       Amount       Value
                            of Asset/   of Asset/    of Asset/   of Asset/
                           (Liability) (Liability)  (Liability) (Liability)
                           ------------------------------------------------
  Long-term debt .....      $(591,894)  $(622,695)  $(487,959)  $(468,126)
  Foreign currency
      agreements......         (2,690)     (2,690)      1,309       1,309




11. STOCK PLANS
 ................................................................................
     The Company has stock option plans under which common shares are reserved for sale to certain employees. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant, and expire 10 years after the date of grant. At December 31, 1995, 1,726,684 shares were reserved for future grants.
     On February 7, 1996, the Board recommended, pending shareholder approval, the adoption of the 1996 Non-Employee Director's Stock Plan. This plan provides for the granting of options to non-employee directors beginning with 2,000 per participant granted in 1996. In 1994, the Company granted one-time awards of contingent shares to 13 of the Company's executives. Three hundred thirty-six thousand shares were granted under this plan from shares allocated in the 1991 Key Employee Stock Plan.
   Information with respect to the Company's stock option plans follows:

                                       Option         Option
                                       Shares       Price Range
                                      --------------------------
  1993
  Outstanding at beginning
    of year.......................    3,416,263    $ 4.78-$17.86
      Granted ....................    1,005,165    $19.76-$22.98
      Assumed - Engraph ..........      654,314    $ 3.55-$17.52
      Exercised ..................     (218,688)   $ 4.78-$17.86
      Cancelled ..................       (6,195)   $       22.98
                                      ---------
  Outstanding at end of year .....    4,850,859    $ 3.55-$22.98

  1994

      Granted ...................    1,274,920    $ 0.00-$23.93
      Exercised .................     (343,734)   $ 3.55-$17.86
      Cancelled .................      (36,588)   $ 4.78-$23.93
                                     ---------
  Outstanding at end of year ....    5,745,457    $ 0.00-$23.93

  1995

      Granted ...................    1,083,060    $19.88-$23.57
      Exercised .................     (560,664)   $ 5.09-$23.93
      Cancelled .................      (32,921)   $ 5.09-$23.93
                                     ---------
  Outstanding at end of year ....    6,234,932    $ 0.00-$23.93
                                     =========
  Options exercisable at
      December 31, 1995.........     4,814,822

     All option shares and option prices have been restated to reflect the 5% stock dividend on June 9, 1995.




12. RETIREMENT BENEFIT PLANS
 ................................................................................
     Non-contributory defined benefit pension plans cover substantially all U.S. employees. Under the plans, retirement benefits are based either on both years of service and compensation or on service only. IT IS THE COMPANY'S
POLICY TO FUND THESE PLANS, AT A MINIMUM, IN AMOUNTS REQUIRED UNDER ERISA. Plan assets consist primarily of common stocks, bonds and real estate.
     The Company also maintains a plan to supplement executive benefits limited through qualified plans. Benefits are based on years of service and compensation. The plan is partially funded through a grantor trust as defined under Section 671 of the Internal Revenue Service Code of 1986. The Company sponsors contributory pension plans covering approximately 75% of the employees in the United Kingdom and substantially all of the Canadian employees. Pension benefits are based either on the employee's salary in the year of retirement or the average of the final three years. THE FUNDING POLICY IS TO CONTRIBUTE ANNUALLY AT ACTUARIALLY DETERMINED RATES. IT IS THE COMPANY'S INTENT TO
MAINTAIN A WELL-FUNDED PLAN.

     Net pension cost for the domestic, United Kingdom and Canadian plans includes the following components:

                                             Combined Plans
                                    --------------------------------
                                       1995        1994      1993
                                    --------------------------------
  Service cost-benefits earned
    during year .................   $ 12,532    $ 13,716    $  9,555
  Interest cost on projected
    benefit obligation ..........     32,537      27,160      23,881
  Actual return on plan
    assets ......................    (81,926)     (1,205)    (32,165)
  Net amortization and
    deferral ....................     45,007     (33,209)      2,031
                                    --------------------------------
                                    $  8,150    $  6,462    $  3,302
                                    ================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars and shares in thousands except per share data)

The following table sets forth the funded status of the plans at December 31:

                                          Over-Funded               Under-Funded
                                              Plan                      Plan
                                    ------------------------------------------------
                                       1995         1994          1995        1994
                                    ------------------------------------------------
  Projected benefit obligation
    Vested benefits .............   $ 366,805    $ 273,601     $            $
    Non-vested benefits .........      10,241        8,043       19,332       14,521
                                    ------------------------------------------------
  Accumulated benefit
    obligation ..................     377,046      281,644       19,332       14,521
  Effect of assumed increase
    in compensation levels ......      47,203       45,523        1,345        2,442
                                    ------------------------------------------------
  Projected benefit
    obligation ..................     424,249      327,167       20,677       16,963
  Plan assets at fair value .....     461,270      365,802       14,234       12,965
                                    ------------------------------------------------
  Plan assets in excess of
    (less than) projected
    benefit obligation ..........      37,021       38,635       (6,443)      (3,998)
  Unrecognized net loss .........      43,583       20,376        5,094        1,997
  Unrecognized prior service
    cost ........................       3,039        2,192        1,735        1,803
  Unrecognized net transition
    (asset) obligation ..........      (9,207)      (2,671)       1,142        1,370
  Adjustment required to
    recognize minimum liability .                                (6,625)      (2,728)
                                    ------------------------------------------------
  Prepaid (accrued) pension
    cost .......................    $  74,436    $  58,532     $ (5,097)   $  (1,556)
                                    ================================================

    Prepaid pension costs of $5,737 and $8,188 were included in Prepaid expenses in 1995 and 1994, respectively. In addition $68,699 and $50,344 were included in Other Assets in 1995 and 1994, respectively.
     The weighted-average discount rate used in determining the projected benefit obligations was 7.25% in 1995, 8.5% in 1994, and 7% in 1993. The assumed compensation increase was 4% in 1995 and 1993, and 5% in 1994. The expected long-term rate of return on assets was 9.5% for all years presented.
     The Company's Employee Savings and Stock Ownership Plan provides that all eligible employees may contribute 1% to 16% of their gross pay to the Plan subject to Internal Revenue Service regulations. The Company may make matching contributions in an amount to be determined annually by the Company's Board of Directors. The Company's contributions to the plan for 1995, 1994, and 1993, were $5,570, $5,380 and $5,250, respectively.




13. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
 ................................................................................
     The Company provides health care and life benefits to the majority of its United States retirees and their eligible dependents. The Company's subsidiaries in Canada also provide postretirement benefits to eligible retirees. In accordance with the provisions of Statement of Financial
Accounting Standards 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), the Company accrues for postretirement benefits other than pensions over an employee's career. THE COMPANY FUNDS BENEFIT COSTS PRINCIPALLY ON A PAY-AS-YOU-GO BASIS, WITH THE RETIREE PAYING A PORTION OF THE COSTS. In situations where full-time employees retire from the Company between age 55 and age 65, most are eligible to receive, at a cost to the retiree equal to the cost for an active employee, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare. For purposes of projecting future benefit payments, early retiree contributions were assumed to increase at the health care cost trend.
    Non-pension retirement benefit expense includes the following:

                                         1995      1994       1993
                                       -----------------------------
  Service cost-benefits
      earned during year ...........   $ 3,749    $ 5,180    $ 2,482
  Interest cost on APBO ............     8,673      7,110      8,196
  Actual return on plan assets .....    (5,441)       459       (874)
  Net amortization and deferral ....      (312)    (5,400)      (189)
                                       -----------------------------
  Net periodic postretirement
      benefit cost .................   $ 6,669    $ 7,349    $ 9,615
                                       =============================

     The following sets forth the accrued obligation included in the accompanying December 31 Consolidated Balance Sheets applicable to each employee group for non-pension retirement benefits:

                                                1995         1994
                                             ----------------------
  Accumulated postretirement
    benefit obligation (APBO):
      Retired employees ................     $  69,627    $  50,008
      Active employees-fully eligible ..        21,489       17,671
      Active employees-not yet eligible         26,128       27,329
                                             ----------------------
  Accumulated benefit obligation .......       117,244       95,008
  Plan assets at fair value ............        25,816       17,375
                                             ----------------------
  Plan assets less than accumulated
     benefit obligation ................       (91,428)     (77,633)
  Unrecognized net loss from
     changes in assumptions ............        22,766        9,552
  Unrecognized prior service cost.......       (17,980)     (22,459)
                                             ----------------------
  Accrued postretirement
     benefit cost ......................     $ (86,642)   $ (90,540)
                                             ======================

     Prepaid postretirement medical costs of $17,256 and $13,639 were included in Other Assets in 1995 and 1994, respectively. The discount rate used in determining the APBO was 7.25% in 1995, 8.5% in 1994 and 7% in 1993. The assumed health care cost trend rate used in measuring the APBO was 10% in 1995 declining to 5% in the year 2005. Increasing the assumed trend rate for health care costs by one percentage point would result in an increase in the APBO of approximately $5,100 at December 31, 1995, and an

42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars and shares in thousands except per share data)

increase of $640 in the related 1995 expense. Plan assets are the result of funding these benefit costs in amounts representing the maximum allowable under Section 401(h) of the Internal Revenue Code. These assets are combined with the pension plan assets and consist primarily of common stocks, bonds and real estate. The expected long-term rate of return on assets was 9.5% for all years presented.



14. INCOME TAXES
 ................................................................................
     In accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes" (FAS 109), the provision (benefit) for taxes on income for the years ending December 31 consists of the following:

                                  ----------------------------------
                                     1995        1994        1993
                                  ----------------------------------
  Pretax income
     Domestic .................   $ 233,125    $ 202,363   $ 189,122
     Foreign ..................      37,665        8,567       3,785
                                  ----------------------------------
       Total pretax income ....   $ 270,790    $ 210,930   $ 192,907
                                  ==================================
  Current
     Federal ..................   $  86,611    $  62,800   $  43,998
     State ....................      13,533       10,074       7,320
     Foreign ..................      11,843        3,958       1,521
                                  ----------------------------------
        Total current .........     111,987       76,832      52,839
                                  ----------------------------------
  Deferred
     Federal ..................      (6,065)       4,263      14,005
     State ....................        (866)         949       2,924
     Foreign ..................       1,584          456       5,432
                                  ----------------------------------
        Total deferred ........      (5,347)       5,668      22,361
                                  ----------------------------------
  Total taxes .................   $ 106,640    $  82,500   $  75,200
                                  ==================================



     Current deferred income tax (benefit) expense results from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect of each are as follows:

                                  ----------------------------------
                                     1995         1994       1993
                                  ----------------------------------
Restructuring charge ..........   $   1,034    $   2,815   $   8,711
Sale of an affiliate ..........                                6,409
Depreciation expense ..........      (2,884)          45       1,163
Benefit plan costs ............      (1,282)       3,125       7,379
Other items, net ..............      (2,215)        (317)     (1,301)
                                  ----------------------------------
      Total deferred ..........   $  (5,347)   $   5,668   $  22,361
                                  ==================================


     Cumulative deferred tax liabilities (assets) are comprised of the following at December 31:

                                       --------------------
                                         1995         1994
                                       --------------------
  Depreciation .....................   $ 67,872    $ 70,751
  Employee benefits ................     26,182      21,062
  Other ............................        970       2,179
                                       --------------------
   Gross deferred tax liabilities ..     95,024      93,992
                                       --------------------
  Restructuring ....................     (3,354)     (4,193)
  Retiree health benefits ..........    (31,550)    (27,482)
  Foreign loss carryforwards .......    (10,960)    (11,231)
  Capital loss carryforwards .......     (6,047)     (6,830)
  Employee benefits ................    (15,382)    (13,026)
  Other ............................     (8,024)     (7,199)
                                       --------------------
  Gross deferred tax assets ........    (75,317)    (69,961)
  Valuation allowance on deferred
     tax assets ....................     10,960      11,231
                                       --------------------
     Total deferred taxes, net .....   $ 30,667    $ 35,262
                                       ====================


     The net change in the valuation allowance for deferred tax assets is a net decrease of $271 in 1995, compared with a net increase of $3,220 in 1994. The change relates to utilization of current net operating losses of certain foreign subsidiaries and the addition to the reserve for current net operating losses for which their use is limited to future taxable earnings.
     Approximately $28,000 of foreign subsidiary net operating loss carryforwards remain at December 31, 1995. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carryforwards approximately $17,300 have no expiration date. The remaining loss carryforwards expire at various dates in the future.
     A reconciliation of the U.S. federal statutory tax rate to the actual consolidated tax expense is as follows:

                             ---------------------------------------------------------------
                                      1995                  1994                  1993
                             ---------------------------------------------------------------
  Statutory tax rate .....   $  94,776      35.0%  $  73,825      35.0%  $  67,517      35.0%
  State income taxes,
  net of federal tax
  benefit ................       8,560       3.2       7,087       3.3       7,039       3.6
  Goodwill ...............       3,556       1.3       3,777       1.8       1,694        .9
  Company-owned
  life insurance .........     (10,024)     (3.7)     (5,091)     (2.4)     (1,570)      (.8)
  Adjustment of prior
  years' accrual .........       6,266       2.3
  Other, net .............       3,506       1.3       2,902       1.4         520        .3
                             ---------------------------------------------------------------
     Total taxes .........   $ 106,640      39.4%  $  82,500      39.1%  $  75,200      39.0%
                             ===============================================================

     The Internal Revenue Service has examined the Company's federal income tax returns for all years through 1992, and the years have been closed through 1989. The Company believes that it has made adequate provision for income taxes that may become payable with respect to open years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonoco Products Company
(Dollars and shares in thousands except per share data)

     Undistributed earnings of international subsidiaries totaled $49,192 at December 31, 1995. There have been no U.S. income taxes provided on the undistributed earnings since the Company considers these earnings to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries sold, these earnings could become subject to tax; however, the Company believes United States foreign tax credits would substantially eliminate any taxes due.

15. COMMITMENTS AND CONTINGENCIES
 ................................................................................
     The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. In 1994, a suit was filed against the Company in the U.S. District Court for the District of Massachusetts for alleged patent infringement involving grocery bag packs. The suit also seeks to have a patent involving plastic bag loading systems owned by the Company declared invalid. The Company believes this lawsuit is without merit. The Company is vigorously defending its position and expects to prevail.
     The Company has been named as a potentially responsible party at several environmentally contaminated sites, primarily located in the Northeast, owned by third parties. These sites represent the Company's largest potential environmental liabilities. The Company has $4,400 accrued for these contingencies as of December 31, 1995 and 1994. Due to the complexity of determining clean-up costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined. Further, all of the sites are also the responsibility of other parties. The Company's liability, if any, is shared with such other parties, but the Company's share has not been finally determined in most cases. In some cases, the Company has cost sharing agreements with other potentially responsible parties with respect to a particular site. Such agreements relate to the sharing of legal defense costs or clean-up costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away. Accordingly, a reliable estimate of the ultimate cost to the Company with respect to such sites cannot be determined. However, costs will be accrued as necessary once reasonable estimates are determined.
     Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management's opinion that such costs, when finally determined, will not have a material adverse effect on the consolidated financial position of the Company.

16. INTERNATIONAL OPERATIONS
 ................................................................................
     The operating profit, net assets and dividends received by the Company from operations outside the United States are as follows:

                                          ---------------------
                                            1995         1994
                                          ---------------------
  Operating profit ...................    $ 41,984     $ 15,675
  Net assets .........................     299,792      245,423
  Dividends ..........................         581          502

     The aggregate foreign currency transaction gain/loss recognized in net income was immaterial for 1995, 1994 and 1993. Information regarding the Company's significant foreign geographic area in Europe is as follows:

                                 ------------------------------
                                   1995       1994        1993
                                 ------------------------------
  Sales to unaffiliated
     customers................   $276,029   $184,247   $180,044
  Operating profit (loss).....      8,446     (2,085)      (890)
  Total assets................    296,325    258,463    171,073

17.SHAREHOLDERS' EQUITY
 ................................................................................
     On April 19, 1995, the Board of Directors declared a five percent stock dividend issued on June 9, 1995. All references in the accompanying
Consolidated Financial Statements to numbers of common shares and per share data have been restated to give retroactive effect to the stock dividend.
     In 1993, the Company issued 3,450,000 shares of $2.25 Series A Cumulative Convertible Preferred Stock for $172,500, or $50 per share. These securities are convertible into the Company's common stock at a price of $24.11 per share. This stock is redeemable at the option of the Company, on or after November 8, 1996, at a redemption price of $51.575 per share and decreasing ratably annually to $50 per share on or after November 1, 2003. Dividends on the Convertible Preferred Stock, which are paid quarterly, accrue and are cumulative from the date of original issuance.

44

Notes to Consolidated Financial Statements
Sonoco Products Company

18. FINANCIAL REPORTING FOR BUSINESS SEGMENTS
 ..............................................................................
(Years ended December 31)

The Financial Reporting for Business Segments should be read in conjunction with the Management's Discussion and Analysis (which describes the segments in detail) appearing on pages 26-31.

                                   ------------------------------------------------------------------------
                                     CONVERTED
(Dollars in thousands)               PRODUCTS        PAPER      INTERNATIONAL   CORPORATE      CONSOLIDATED
                                   ------------------------------------------------------------------------
Total Revenue
  1995............................  $1,994,535   $   445,072    $   574,890                     $ 3,014,497
  1994............................   1,771,441       330,982        438,383                       2,540,806
  1993............................   1,466,486       278,904        406,914                       2,152,304

Intersegment Sales(1)
  1995............................  $   32,375   $   267,401    $     8,548                     $   308,324
  1994............................      29,970       203,569          7,140                         240,679
  1993............................      28,615       173,640          2,825                         205,080

Sales to Unaffiliated Customers
  1995............................  $1,962,160   $   177,671    $   566,342                     $ 2,706,173
  1994............................   1,741,471       127,413        431,243                       2,300,127
  1993...........................    1,437,871       105,264        404,089                       1,947,224

Operating Profit(2)
  1995............................  $  215,553   $    87,455    $    41,984     $ (74,202)      $   270,790
  1994............................     188,517        64,495         15,675       (57,757)          210,930
  1993............................     157,426        57,867         11,923       (34,309)          192,907

Identifiable Assets(3)
  1995............................  $1,150,146   $   193,739    $   492,916     $ 278,612       $ 2,115,413
  1994............................   1,056,341       157,408        405,604       215,700         1,835,053
  1993............................   1,018,056       140,406        349,144       199,519         1,707,125

Depreciation, Depletion and
Amortization
  1995............................  $   76,767   $    15,876    $    27,857     $   5,336       $   125,836
  1994............................      69,076        14,471         23,161         6,089           112,797
  1993............................      51,360        12,974         26,135         5,276            95,745

Capital Expenditures
  1995............................  $   86,514   $    37,402    $    45,044     $  12,472       $   181,432
  1994............................      77,275        18,874         27,727         2,870           126,746
  1993............................      46,969        20,450         41,209         6,968           115,596

(1) Intersegment sales are recorded at a market-related transfer price.

(2) Interest income, interest expense and unallocated corporate expenses are excluded from the operating profits by segment and are shown under Corporate. In addition, 1993 Corporate operating profit includes $5,800 for unusual items, as described in Note 3 to the Consolidated Financial Statements.

(3) Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facilities and prepaid expenses.

                                   Reports to Consolidated Financial Statements


                             Report of Management

     The management of Sonoco Products Company is responsible for the integrity and objectivity of the financial statements and other financial information included in this annual report. These statements have been prepared in conformity with generally accepted accounting principles.
     Sonoco's accounting systems are supported by internal control systems augmented by written policies, internal audits and the selection and training of qualified personnel.
     The Board of Directors, through its Audit Committee, consisting of outside directors, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. This committee meets periodically with management, the internal auditors and the independent accountants to assure each is carrying out its responsibilities.
     Coopers & Lybrand L.L.P., independent certified public accountants, have audited the financial statements, and their report is herein.


F. Trent Hill, Jr.
------------------
F. Trent Hill, Jr.

Vice President and
Chief Financial Officer



                    Report of Independent Certified Public
                                 Accountants

TO THE SHAREHOLDERS AND DIRECTORS OF
SONOCO PRODUCTS COMPANY:

     We have audited the accompanying consolidated balance sheets of Sonoco Products Company as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonoco Products Company as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.
------------------------
COOPERS & LYBRAND L.L.P.

Charlotte, North Carolina
January 31, 1996

46

Board of Directors:


              [PHOTO]             [PHOTO]               [PHOTO]

           Leo Benatar     Charles J. Bradshaw     Robert J. Brown

LEO BENATAR, 66, Chairman - Sonoco Engraph, Atlanta, Ga., 1995 - 1996 and Senior Vice President, Sonoco Products Company 1993 - 1996. Served on Board since 1993.

                                    - - -

CHARLES J. BRADSHAW, 59, President and Director, Bradshaw Investments, Inc. (private investments), Georgetown, S.C., since 1986. Served on Board since 1986. Member of the Executive Compensation Committee.

                                    - - -


ROBERT J. BROWN, 61, Founder, Chairman and President of B & C Associates (a public relations and marketing research firm), High Point, N.C., since 1973. Served on Board since 1993. Member of the Audit Committee and the Finance Committee.

                                    - - -

                                   [PHOTO]

                              Peter C. Browning

PETER C. BROWNING, 54, President and Chief Operating Officer since 1996. Served on Board since April 1995.

                                    - - -

                                   [PHOTO]

                              Charles W. Coker

CHARLES W. COKER, 62, Chairman and Chief Executive Officer since 1990. Served on Board since 1962.

                                    - - -

                                   [PHOTO]

                              Fitz L. H. Coker

FITZ L. H. COKER, 60, Retired, formerly Senior Vice President, 1976 - 1979. Served on Board since 1964. Member of the Finance Committee and the Nominating Committee.

                                    - - -

                                   [PHOTO]

                               James L. Coker

JAMES L. COKER, 55, President, JLC Enterprises (private investments), Stonington, Conn., since 1979. Served on Board since 1969. Member of the Nominating Committee and the Finance Committee.

                                    - - -

                                   [PHOTO]

                             Thomas C. Coxe, III

THOMAS C. COXE, III, 65, Retired, formerly Senior Executive Vice President 1993-1996. Served on Board since 1982.

                                    - - -

                                   [PHOTO]

                               Alan T. Dickson

ALAN T. DICKSON, 64, Chairman, Ruddick Corporation (a diversified holding company), Charlotte, N.C., since February 1994. Formerly President and Director, Ruddick Corporation, since 1968. Served on Board since 1981. Member of the Executive Compensation Committee, the Finance Committee and the Audit Committee.

                                    - - -

                                   [PHOTO]

                             Robert E. Elberson

ROBERT E. ELBERSON, 67, Retired, formerly Vice Chairman and Director, Sara Lee Corporation, Chicago, Ill., 1986 - 1989. Served on Board since 1985. Member of the Executive Compensation Committee and the Nominating Committee.

                                    - - -

                                   [PHOTO]

                                James C. Fort

JAMES C. FORT, 69, Retired, formerly Senior Vice President, 1979 - 1987. President and Director of the Trust Company of South Carolina, Inc. (insurance brokers), Hartsville, S.C., since 1987. Served on Board since 1969. Member of the Audit Committee and the Nominating Committee.

                                    - - -

                                   [PHOTO]

                                 Paul Fulton

PAUL FULTON, 61, Dean, The Kenan-Flagler Business School, The University of N.C., Chapel Hill, N.C., since 1993. Formerly President and Director of Sara Lee Corporation. Served on Board since 1989. Member of the Finance Committee and the Executive Compensation Committee.

                                    - - -

                                   [PHOTO]

                            Bernard L. M. Kasriel

BERNARD L. M. KASRIEL, 49, Vice Chairman and COO of Lafarge (a construction materials group), Paris, France. Served on Board since April 1995. Member of the Audit Committee and Executive Compensation Committee.

                                    - - -

                                   [PHOTO]

                            Russell C. King, Jr.

RUSSELL C. KING, JR., 61, Retired, formerly President and Chief Operating Officer 1990 - 1994. Served on Board since 1991. Member of the Audit Committee and the Finance Committee.

                                    - - -

                                   [PHOTO]

                            Edgar H. Lawton, Jr.

EDGAR H. LAWTON, JR., 66, President and Director, Hartsville Oil Mill (a vegetable oil processor), Darlington, S.C., since 1962. Served on Board since 1968. Member of the Nominating Committee and the Executive Compensation Committee.

                                    - - -

HUGH L. MCCOLL, JR., 60, Chief Executive Officer, NationsBank Corporation, Charlotte, N.C., since 1983. Served on Board since 1972. Member of the Finance Committee and the Nominating Committee.


              [PHOTO]                [PHOTO]               [PHOTO]

          Hugh L. McColl, Jr.     E. Craig Wall, Jr.    Dona Davis Young


                                    - - -

E. CRAIG WALL, JR., 58, President and Director, Canal Industries (a forest products firm), Conway, S.C., since 1969. Served on Board since 1976. Member of the Audit Committee and the Finance Committee.

                                    - - -

DONA DAVIS YOUNG, 42, Executive Vice President, Individual Insurance and General Counsel of Phoenix Home Life Mutual Insurance Company since 1995. Served on Board since October 1995. Member of the Executive Compensation Committee and the Audit Committee.

Executive Officers:

CHARLES W. COKER, 62, Chairman of the Board and Chief Executive Officer since 1990. Previously President and Chief Executive Officer 1976 - 1990; President 1970 - 1976; Executive Vice President 1966-1970. Began full-time employment with Sonoco in 1958.

                                    - - -


PETER C. BROWNING, 54, President and Chief Operating Officer since February 1996. Previously Executive Vice President - Global Industrial Products & Paper Divisions 1993 - 1996; Chairman & Chief Executive Officer - National Gypsum Company 1990 - 1993. Joined Sonoco in 1993.

                                    - - -

THOMAS C. COXE, III, 65, Senior Executive Vice President since 1993. Previously Executive Vice President 1985 - 1993; Senior Vice President 1979 - 1983; Senior Vice President - Corporate Development 1977-1979; Vice President - Corporate Development 1977. Joined Sonoco in 1970. Retired February 1996.

                                    - - -


LEO BENATAR, 66, Senior Vice President since 1993 and Chairman of Sonoco Engraph since 1995. Previously Chairman and CEO of Engraph, Inc. 1981 - 1993; President - Mead Packaging 1972 - 1981. Began working with The Mead Corporation in 1954. Joined Sonoco with the Engraph acquisition in 1993. Retirement announced for Spring 1996.

                                    - - -

                                   [PHOTO]

                             Bernard W. Campbell

BERNARD W. CAMPBELL, 46, Vice President - Information Services since February 1996. Previously Staff Vice President - Information Services 1991 - 1996; Director - Corporate Information Services 1990 - 1991; Director - Software Support 1988. Joined Sonoco in 1988.

                                    - - -

                                   [PHOTO]

                               Allan V. Cecil

ALLAN V. CECIL, 54, Vice President, Investor Relations and Corporate Communications since 1996. Prior to Sonoco was with National Gypsum Company and Mesa Petroleum Company. Joined Sonoco in January 1996.

                                    - - -

                                   [PHOTO]

                             C. William Claypool

C. WILLIAM CLAYPOOL, 60, Vice President - Paper Division since 1987. Previously Division Vice President, General Manager - Paper 1986 - 1987; Division Vice President 1980 - 1986; Regional General Manager 1977 - 1980. Joined Sonoco in 1977.

                                    - - -

                                   [PHOTO]

                             Peter C. Coggeshall, Jr.

PETER C. COGGESHALL, JR., 52, Vice President - Administration since 1991. Previously Group Vice President-Global Paper - 1990 - 1991; Vice
President-Industrial Products Division - 1986 - 1990; Vice President-Paper Division - 1978 - 1986; Division Vice President/General Manager - Paper Division 1977 - 1978; Division Vice President Operations - General Products Division 1977. Joined Sonoco in 1969.
                                    - - -

                                   [PHOTO]

                           Harris E. Delolach, Jr.

HARRIS E. DELOACH, JR., 51, Executive Vice President since February 1996. Previously Group Vice President 1993 - 1996; Vice President - Film, Plastics & Special Products 1993; Vice President - High Density Film Products Division
1989 - 1993; Vice President Administration & General Counsel 1985 - 1989. Joined Sonoco in 1985.

                                    - - -

                                   [PHOTO]

                             Cynthia A. Hartley

CYNTHIA A. HARTLEY, 47, Vice President - Human Resources since 1995. Previously Vice President - Human Resources with National Gypsum Company, Dames & Moore and previous experience with Continental Can Corp. Joined Sonoco in 1995.

                                    - - -

                                   [PHOTO]

                              F. Trent Hill, Jr.

F. TRENT HILL, JR., 43, Vice President and Chief Financial Officer since 1995. Previously Vice President - Finance 1994 - 1995; Vice President - Industrial Products North America 1990 - 1994; Vice President - Finance 1987-1989; Vice President - Corporate Controller 1982 - 1987; Staff Vice President Corporate Controller 1981 - 1982; Director of Audit & Taxes 1979 - 1981; Internal Audit Manager 1979. Prior to joining Sonoco in 1979 he worked with Coopers & Lybrand.

                                    - - -

                                   [PHOTO]

                              Ronald E. Holley

RONALD E. HOLLEY, 53, Vice President - High Density Film Products since 1993. Previously Vice President - Total Quality Management 1990 - 1993; Vice President
- Industrial Products Division 1987 - 1990; Division Vice President - Industrial Products Division 1985 - 1987; Division Vice President Consumer Products Division 1983. Joined Sonoco in 1964.

                                    - - -

                                   [PHOTO]

                              Charles J. Hupfer

CHARLES J. HUPFER, 49, Vice President, Treasurer and Corporate Secretary since 1995. Previously Treasurer 1988 - 1995; Director of Tax and Audit 1985 - 1988; Director - International Finance & Accounting 1980 - 1985; Manager of Corporate Accounting 1978 - 1980; Manager of Financial Reporting 1975 - 1978. Prior to joining Sonoco in 1975 he worked with Coopers & Lybrand.

                                    - - -

                                   [PHOTO]

                               J. Randy Kelley

J. RANDY KELLEY, 41, Vice President Industrial Products Division - North America since 1994. Previously Division Vice President Industrial Container 1991 - 1993; Area Manufacturing Manager - Consumer Products Division 1988 - 1990; Manager - Special Projects 1986 - 1987; Plant Manager - Consumer Products Division, Naperville, Ill., 1984 - 1986. Joined Sonoco in 1978.

                                    - - -

                                   [PHOTO]

                           Raymond L. McGowan, Jr.

RAYMOND L. MCGOWAN, JR., 44, Vice President - Consumer Products Division, U.S. and Canada since February 1996. Previously Division Vice President & General Manager - Consumer Products Division, U.S. and Canada 1994 - 1996; Division Vice President - Sales, Marketing & Technology - Consumer Products Division
1987 - 1992; Division Sales Manager - Consumer Products Division 1987; Division Marketing Manager 1985. Prior to joining Sonoco in 1983 worked with Container Corporation of America.

                                    - - -

                                   [PHOTO]

                               Harry J. Moran

HARRY J. MORAN, 63, Executive Vice President since February 1996. Previously Group Vice President - Consumer Packaging Group 1993 - 1996; Vice President & General Manager - Consumer Packaging 1990 - 1993; Division Vice President & General Manager - Consumer Products Division 1985 - 1990; Division Vice President - Consumer Products Division 1983 - 1984. Prior to joining Sonoco in 1983 he worked with Container Corporation of America.

                                    - - -

                                   [PHOTO]

                             Earl P. Norman, Jr.

EARL P. NORMAN, JR., 59, Vice President - Technology since 1989. Previously Staff Vice President - Business Development & Technology 1985 - 1986; Director - Business Development & Technology 1985. Prior to joining Sonoco in 1969 worked with Reynolds Metals Company.

                                    - - -

                                   [PHOTO]

                           Maurice  M. Richardson

MAURICE M. RICHARDSON, 61, Vice President of Sonoco and President of Sonoco Engraph since February 1996. Previously Chief Executive Officer - Sonoco Engraph's label, screen printing and paperboard carton businesses 1995 - 1996; President, Chief Operating Officer of Engraph 1994 - 1995; Executive Vice President, Chief Operating Officer 1992 - 1994; Group Vice President 1983 - 1992. Prior to working with Engraph was with Mead Packaging. Joined Sonoco with the Engraph acquisition in 1993.

48

Division and Staff Officers/Subsidiary and Affiliate Officers


JIM C. BOWEN, 45, Vice President - Manufacturing North America, Paper Division since 1994. Previously Director of Manufacturing North America, Paper Division 1993 - 1994. Northeast Regional Manufacturing Manager 1988 - 1993. Production Manager - Hartsville Cylinder Mill 1983 - 1988. Joined Sonoco in 1972.

                                    - - -

GARY A. CRUTCHFIELD, 46, Division Vice President - Industrial Container Division since 1994. Previously Division Vice President - Special Products 1989 - 1990; General Manager - Retail & Industrial Film - High Density Film Division 1988 - 1989; Assistant to Senior Vice President 1987 - 1988; General Manager - Baker Reels Division 1985 - 1987; Area Manufacturing Manager - Consumer Products Division 1985. Joined Sonoco in 1974.

                                    - - -

BASIL H. FORD, 51, Staff Vice President since 1995. Previously Vice President with Engraph. Joined Sonoco with the Engraph acquisition in 1993.

                                    - - -

LARRY O. GANTT, 58, Division Vice President - Global Operations - Consumer Packaging since 1994. Previously Division Vice President Manufacturing - Consumer Products Division 1987 - 1994; Division Operations Manager - Consumer Packaging 1985 - 1987; Manufacturing Manager - Consumer Packaging 1980 - 1985; Regional and Area Manager - Consumer Packaging 1973 - 1980; Plant Manager - Consumer Packaging 1967 - 1973. Joined Sonoco in 1963.

                                    - - -

DONALD M. GORE, 46, Division Vice President - Textiles and Specialty - Industrial Products Division North America since 1994. Previously Vice President - Sales for Industrial Products Division North America 1987 - 1991; Director - Sales & Marketing 1983 - 1987; Director - Marketing 1972 - 1983; Sales Representative 1972. Joined Sonoco in 1972.

                                    - - -

JOHN D. HORTON, 53, Division Vice President - Sales & Marketing - High Density Film Products since 1988. Previously Sales & Marketing Manager - Polysack
1987 - 1988; National Sales Manager - Consumer Products Division 1978 - 1987; R&D Manager - Consumer Products Division 1977 - 1978; R&D Project Leader
1975 - 1977; Plant Manager - Consumer Products Division - Alpha, Ohio, facility 1974 - 1975; Account Representative - Consumer Products Division 1974. Joined Sonoco in 1972.

                                    - - -

KEVIN P. MAHONEY, 40, Staff Vice President - Corporate Planning since February 1996. Previously Director of Corporate Planning 1993 - 1996; Manager of Financial Planning 1989 - 1993. Prior to joining Sonoco in 1987 he worked with Arthur Andersen.

                                    - - -

JOHN MIKULA, 54, Division Vice President, Marketing/Customer Service - Industrial Container Division since October 1994. Previously Manager - Strategic Planning and New Business Development 1992 - 1994; General Manager Sonoco Plastic Drum 1986 - 1992. Prior to joining Sonoco in 1986 he worked with Pepsi and Continental Fibre Drum.

                                    - - -

MARC W. NATHAN, 43, Staff Vice President - Compensation and Benefits since 1994. Previously Director - Compensation and Benefits 1990 - 1994. Prior to joining Sonoco in 1990 worked with Ryder System, Inc. and Sirota & Alper Associates.

                                    - - -

JOHN L. NEWSOME, JR., 49, Division Vice President - Paper Mill Core & Film Core Business Units - Industrial Products since 1994. Previously Division Vice President - Operations North America - Industrial Products Division 1992 - 1994; Vice President - Operations - Paper Division 1987 - 1992; Division Vice President 1984 - 1987; Production Manager - Hartsville Cylinder Mill 1976. Joined Sonoco in 1969.

                                    - - -

CHARLES F. PATERNO, 39, Division Vice President, Industrial
Products/Paper-Europe since 1996. Previously President-Sonoco Limited
1994 - 1995; General Manager, Specialty Business Unit - IPD 1991 - 1994; General Manager - Western Region IPD 1989 - 1991; Sales Manager - Northwest IPD
1987 - 1989; Plant Manager - Vancouver, Wash. - IPD 1985 - 1987; Plant Manager - Camden, Ark. 1984 - 1985. Joined Sonoco in 1983.

                                    - - -

FRANK J. POPELARS, 54, Staff Vice President, Corporate Controller since 1993. Previously served as Director Administration & Control, Consumer Packaging Group 1989 - 1993; Assistant Controller, Consumer Products Group 1987 - 1989; Division Manager, Accounting/MIS 1986 - 1987. Prior to joining Sonoco in 1983 worked with Container Corporation of America.

                                    - - -

CHARLES W. REID, 57, Division Vice President and General Manager - Baker Division since 1988. Worked with Baker Reels during and prior to Sonoco's 1980 acquisition. Rejoined Sonoco in 1988.

                                    - - -

J. C. RHODES, 57, Division Vice President - Operations Support since 1991. Previously Division Vice President - Industrial Products Division 1980 - 1991; General Manager of the Midwest Region Industrial Products Division 1978 - 1980; Plant Manager - Industrial Products - Akron, Ind., plant 1973-1978. Joined Sonoco in 1961.

                                    - - -

JUAN ROMAN, 54, Vice President IPD/Paper South America since 1993; General Manager, Colombia, 1984 - 1992. Joined Sonoco in 1984. Previously with International Paper, W.R. Grace and Fabricato Colombia.

                                    - - -

JAMES H. SHELLEY, 52, Staff Vice President - Employee Relations & Labor Counsel since 1980. Previously Director of Industrial Relations & Personnel 1974 - 1980; Director, Industrial Relations 1974. Joined Sonoco in 1965.

                                    - - -

EDDIE L. SMITH, 44, Division Vice President - Consumer Products, Europe since 1994. Prior to joining Sonoco, he was Managing Director, CMB/Sonoco 1989 - 1993. He also held the positions of General Manager and Sales and Marketing Manager with CarnaudMetalbox.

                                    - - -

KARL SVENDSEN, 54, Division Vice President, Operating Resources - Industrial Container Division since October 1994. Previously General Manufacturing Manager 1981 - 1994; Plant Manager 1981. Prior to joining Sonoco in 1970 worked with General Dynamics.

                                    - - -

DAVID THORNELY, 51, Managing Director - Sonoco Australasia since 1994. Previously General Manager - Sonoco Australia 1991 - 1994. Prior to joining Sonoco was Managing Director, Bunzl Industries Ltd., Australia.

                                    - - -


                      Subsidiary and Affiliate Officers

CRELLIN INTERNATIONAL
MICHAEL DRANICHAK, 61, President & CEO - Crellin International since 1989. Previously President - Crellin, Inc. 1984 - 1989; Assistant to the President, Vice President and President of Crellin Plastics (Albany International)
1969 - 1983; Service Engineer, Designer and Department Manager of several different production departments 1959 - 1969. Joined Sonoco with the Crellin acquisition in 1993.

                                    - - -

PAPER STOCK DEALERS, INC.
J. BLAKE BOYD, 43, President-Paper Stock Dealers, Inc. since 1989. Previously Manager - Paper Stock Procurement 1980 - 1989; Eastern Regional Manager - Paper Stock Procurement 1976 - 1979. Joined Sonoco in 1976.

                                    - - -

PAPETERIES DU RHIN
PIERRE LHOMME, 73, President-Papeteries Du Rhin since 1986. Previously Chairman of Lhomme S.A. 1965 - 1990; President of the French Cardboard Federation
1974 - 1980; President of the Chamber of Commerce in Sens 1985 - 1989. Joined Sonoco in 1990 when Lhomme S.A. was purchased by Sonoco.

                                    - - -

SHOWA MARUTSUTSU
ISAO SATO, 64, Chairman of Showa Marutsutsu Company, Ltd. and Showa Products Company Ltd. since July 1995 and October 1995, respectively. President of Showa Products and Showa Marutsutsu since 1964 and 1966, respectively. Joined Showa Marutsutsu in 1954.

                                    - - -

JUN SATO, 35, President of Showa Marutsutsu and Showa Products since July 1995 and October 1995, respectively. Director of Showa Marutsutsu since 1991. Joined Showa Marutsutsu in 1986.

                                    - - -

SONOCO ASIA
PERRY D. SMITH, 45, Managing Director - Sonoco Asia, L.L.C. since 1994. Previously Director, Business Development - Asia Pacific 1992 - 1994; Director, Marketing - International Division (Asia) 1988 - 1992. Prior to joining Sonoco in 1988 worked with LTV Aerospace and Defense.

                                    - - -

SONOCO ENGRAPH
MAURICE M. RICHARDSON, 61, President of Sonoco Engraph since 1994.

                                    - - -

WILLIAM J. BIEDENHARN, 43, President, General Manager-Labels, Sonoco Engraph since 1996. Previously Division Vice President - Industrial Products & Paper Europe 1993 - 1995; Division Vice President - Global Marketing Industrial Products Division 1989 - 1993; Consumer Products Division Marketing Manager 1985-1989. Prior to joining Sonoco in 1985 he worked with Owens-Illinois.

                                    - - -

SONOCO LIMITED
RODGER D. FULLER, 34, President - Sonoco Limited since February 1996. Previously Manager of Manufacturing - Consumer Products Division 1994 - 1996; Area Manufacturing Manager 1991 - 1994; Plant Manager 1989 - 1990; miscellaneous manufacturing and administrative positions since joining Sonoco in 1985.

                                                        Shareholder Information

Corporate Offices
North Second Street
Hartsville, SC 29550
(803) 383-7000
Fax: (803) 383-7008


Independent Accountants
Coopers & Lybrand L.L.P.
NationsBank Corporate Center
100 North Tryon Street, #3400
Charlotte, NC 28202


Transfer Agent
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, NC 27102


Legal Counsel
Sinkler & Boyd, P.A.
P.O. Box 11889
Columbia, SC 29211


Shareholder Services
Sonoco Products Company
Treasurer-B01
P.O. Box 160
Hartsville, SC 29551-0160
(803) 383-7277


Investor Relations and
Corporate Communications
Sonoco Products Company
Corporate Communications-A09
P.O. Box 160
Hartsville, SC 29551-0160
(803) 383-7437
Fax: (803) 383-7008
Internet: http://www.sonoco.com


Sonoco News Release
Copies of the Company's recent news releases are available at no charge via fax by calling
"Company News On-Call" at 1-800-758-5804,
Sonoco code #805487. This program is a service of PR NewsWire.


Annual Meeting of Sonoco Shareholders
The annual meeting of shareholders will be held at the Center Theater on Fifth Street in Hartsville, S.C., at 11 a.m., Wednesday,
April 17, 1996.



Sonoco Shares
Sonoco common (symbol:SON) and preferred
(symbol:SONprA) stock is traded on the New
York Stock Exchange.


                 [LOGO]


Form 10-K Available
A copy of the Company's annual report on Form
10-K filed with the Securities and Exchange
Commission may be obtained by shareholders without charge after April 1, 1996, by writing to:
      Sonoco Products Company
      Corporate Communications - A09
      P.O. Box 160
      Hartsville, SC 29551-0160


Dividend Reinvestment
A dividend reinvestment plan is available to record Sonoco shareholders. For more information write to:
      Wachovia Bank of North Carolina, N.A.
      Corporate Trust Department
      P.O. Box 3001
      Winston-Salem, NC 27102



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

                    [GRAPH]

        CASH DIVIDENDS DECLARED - COMMON
                  (millions $)
       The Sonoco quarterly dividend was
     increased from $.13 to $.15 per share
    beginning in the second quarter of 1995.
  Dividends are increased as earnings justify.

                    [GRAPH]

             MARKET VS. BOOK VALUE
                PER COMMON SHARE
                       ($)
 The market price of the Company's stock increased
  26% to $26.25 per share at the end of 1995. The book value per common share increased to $8.19 in 1995, compared with $7.23 in 1994.

  Prior years' data restated to reflect the 5% stock
             dividend in June 1995.


                    [GRAPH]

                LONG-TERM DEBT
                 (millions $)
     Long-term debt increased $103.9 million
     to $591.9 million in 1995, primarily to
    fund acquisitions and internal expansion.