Form 10-K, Exhibit 13
period 1996-12-31
SONOCO PRODUCTS CO
filed 1997-03-28
CIK 91767

                                                                      EXHIBIT 13

              COMPARATIVE HIGHLIGHTS (UNAUDITED)                          SONOCO


                                                                  Years ended December 31
                                                                 --------------------------
                                                                                                  %
                                                                    1996          1995         Inc.(Dec.)
                                                                    ----          ----         ----------
(Dollars in thousands except per share)
Net sales                                                         $2,788,075    $2,706,173        3.0%
Gross profit                                                         639,970       599,186        6.8%
Net income available to common shareholders                          163,675       156,756        4.4%
Return on common equity                                                 21.1%         22.2%      (5.0%)
Return on total equity (including
    preferred stock)                                                    18.3%         18.7%      (2.1%)
Return on net sales                                                      6.1%          6.1%         -
Approximate number of employees                                       19,000        19,000          -
Approximate number of locations                                          290           270        7.4%

Per common share
----------------
Net income available to common shareholders:
    -  Assuming no dilution                                       $     1.81    $     1.72        5.2%
    -  Assuming full dilution                                           1.73          1.64        5.5%
Cash dividends                                                           .65           .58       12.1%
Ending common stock market price                                       25.88         26.25       (1.4%)
Book value per common share                                             8.91          8.19        8.8%
Price/earnings ratio                                                   14.96         16.01       (6.6%)



SELECTED QUARTERLY FINANCIAL DATA

                                                        FIRST       SECOND        THIRD        FOURTH
                                                       QUARTER      QUARTER       QUARTER      QUARTER
                                                       -------      -------       -------      -------
(Dollars in thousands except per share)
1996
Net sales                                              $669,231   $  689,855    $  703,422   $725,567
Gross profit                                            156,357      167,634       157,946    158,033
Net income available to
    common shareholders                                  41,307       44,814        38,073     39,481
Per common share
----------------
Net income available to
    common shareholders:
          - Assuming no dilution                       $    .45   $      .50    $      .42   $    .44
          - Assuming full dilution                          .43          .47           .41        .42
Cash dividends                                              .15         .165          .165       .165
Market price  -  high                                     28.88        29.25         30.88      28.13
              -  low                                      25.75        26.00         27.13      24.88

1995
Net sales                                              $645,142   $  691,726    $  686,998   $682,307
Gross profit                                            140,339      151,007       149,948    157,892
Net income available to
    common shareholders                                  35,596       42,172        38,699     40,289
Per common share
Net income available to
    common shareholders:
          - Assuming no dilution                       $    .39   $      .46    $      .43   $    .44
          - Assuming full dilution                          .37          .44           .41        .42
Cash dividends                                             .133          .15           .15        .15
Market price  -  high                                     23.21        25.25         28.50      28.75
              -  low                                      19.11        22.74         24.50      23.75

CHART CAPTIONS:

Net Sales (billions $)  Net sales increased 3% in 1996 to $2.79 billion.

Net Income Available to Common Shareholders (million $) Net Income increased 4.4% in 1996. Adjusted to exclude restructuring charges and cumulative effect of accounting changes in 1992.

Earnings Per Share (Fully Diluted) ($) Earnings per share improved 5.5% over 1995. Adjusted to exclude restructuring charges and cumulative effect of accounting changes in 1992.

MANAGEMENT'S DISCUSSION & ANALYSIS

STATEMENTS INCLUDED IN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THAT ARE NOT HISTORICAL IN NATURE, ARE INTENDED TO BE, AND ARE HEREBY IDENTIFIED AS "FORWARD LOOKING STATEMENTS" FOR PURPOSES OF THE SAFE HARBOR PROVIDED BY SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE COMPANY CAUTIONS READERS THAT FORWARD LOOKING STATEMENTS, INCLUDING WITHOUT LIMITATION THOSE RELATING TO THE COMPANY'S FUTURE BUSINESS PROSPECTS, REVENUES, WORKING CAPITAL, LIQUIDITY, CAPITAL NEEDS, INTEREST COSTS, AND INCOME, ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN THE FORWARD LOOKING STATEMENTS.

                       RESULTS OF OPERATIONS 1996 - 1995

To better understand the results of operations for 1996 and the outlook for 1997, it is necessary to review the economic cycle that began in 1994.
     Raw material cost increases, the magnitude of which was unprecedented in the Company's history, began in 1994 and continued into the third quarter of 1995. Industrial production posted large gains during the same period, and selling prices of commodity paperboard grades roughly doubled. While production of commodity paperboard grades is a relatively small part of the Company's paperboard production (less than 20%), the magnitude of the price increases did have a noticeable effect on profits in 1995. As quickly as raw material costs and commodity paperboard prices rose, they fell in the second half of 1995 and continued to decline in 1996.
     Selling prices for the Company's converted industrial packaging products were increased to pass through the higher raw material costs. Likewise, when these costs declined, the selling prices were lowered to reflect the decreases. Although the market has increasingly stabilized over this period, there have been modest further reductions in converted product prices.
     The third and fourth quarters of 1995 benefited from higher selling prices as the raw material costs decline preceded selling price reductions. This resulted in difficult earnings comparisons in the third and fourth quarters of 1996 where earnings were flat compared with the prior year.
     The first two quarters of 1997 are also expected to be impacted by this price/cost comparison that may result in flat-to-slightly-down earnings comparisons for those quarters. Once this aberrant price/cost comparison abates, the Company expects improved earnings trends in the second half of 1997, more in line with targeted growth objectives. Over the entire two-year cycle, earnings have increased at the upper end of growth objectives.
     Another major factor resulting in the flat second half performance in 1996, which will also impact the first half of 1997, relates to shortfalls in several newer businesses and international start-ups. These businesses include labels, flexibles, and start-ups in China and Brazil. Labels and flexibles were restructured during the second half of 1996, resulting in substantial costs to refocus the businesses. The start-ups likewise incurred costs to consolidate operations and reduce headcount. While the Company expects improvements in these operations in 1997, the most significant impact will likely occur in the second half of 1997.
     Consolidated net sales for 1996 were $2.79 billion, a 3% increase, compared with $2.71 billion in 1995. The increase in sales resulted from volume increases across nearly all businesses. In addition, acquisitions added approximately $110 million in sales. However, selling price decreases, which resulted from raw material cost decreases, reduced 1996 sales by approximately $120 million in comparison with 1995.
     Gross profit margins improved to 23% from 22.1% reported in 1995. The margin improvement reflects the reductions in raw material costs, improved productivity from strong volume gains and the benefits from increased capital expenditures made to support Vision 2000 plans. As we enter 1997 with prices stabilizing, margins as a percentage of sales should return to slightly lower, more traditional levels.
     Selling, general and administrative costs increased to 11.1% of sales in 1996, compared with 10.7% in 1995. The increase was primarily due to additional costs incurred in connection with acquisitions, start-up costs and plant consolidations. In addition, the lower sales dollars resulting from the significant drop in prices during 1996 impacted the selling, general and administrative costs as a percentage of sales.

CHART CAPTION: Net Sales by Segment (millions $) 1996 sales were reduced by lower selling prices, primarily in the industrial packaging segment. Both segments experienced strong volume and increased sales from acquisitions in 1996.

     Net income for 1996 was $163.7 million, or $1.73 per share, assuming full dilution, a 5.5% increase in earnings per share over the $156.8 million, or $1.64 per share for 1995. The per share numbers reflect full dilution assuming the conversion of all outstanding preferred shares issued to finance the 1993 acquisition of Engraph and the assumed exercise of all outstanding stock options. In the second half of 1996, the Company announced a stock repurchase program and bought 3.44 million common share equivalents at an average cost of $28 per share. Included in the repurchase were approximately 556,000 shares of preferred stock. At year end, 2.4 million preferred shares remained outstanding.
     Due to the average shares outstanding calculation, only one-half of the repurchased shares were reflected in 1996. Interest expense on borrowings to fund the repurchase offset the reduction in shares outstanding, thus there was no impact on reported earnings per share. In 1997, the shares repurchased will lower outstanding shares for the entire year, generating a positive earnings per share impact of approximately $.03 per share.
     Capital expenditures in 1996 increased to $232 million, compared with $181.4 million in 1995. This increased spending included projects to expand capacity, improve productivity and introduce new technology in many business units. This increased capital investment is part of the Vision 2000 strategy to grow largely through internal expansion rather than through acquisitions. The result of this strategy is expected to be higher returns on invested capital, quicker realization of those returns and lower risk when compared with larger, strategic acquisition alternatives. The Company still expects to continue to make smaller tactical acquisitions that complement existing businesses.
     Acquisition spending totaled $94.2 million in 1996. In the United States, acquisitions included a manufacturer of roll-wrap materials, a core plug producer, a tube and core manufacturer, a composite can and tube manufacturer and two small reel operations. In Germany, the Company acquired two composite can operations. In Brazil, the Company purchased a converting operation. The Company also entered into joint venture agreements in China, Canada and Greece to manufacture tubes and cores; in Puerto Rico to produce labels and inserts; and in Indonesia to produce tubes, cores and composite cans.
     Research and development costs charged to expense were $17.5 million for 1996, compared with $12.7 million in 1995. This increase represents Sonoco's commitment to maintain a competitive advantage through technology leadership in its businesses. Aggressive research and development spending in 1996 is reflected in the successful commercialization of numerous new tube products in the industrial segment as well as new consumer packaging such as the composite coffee can and a rectangular-shaped can for dry beverage mix.
     The Company's effective tax rate in 1996 was 38.4%, compared with 39.4% in 1995. Tax benefits from company-owned life insurance, additional tax credits from higher research and development spending, and lower state taxes all contributed to a reduction in the 1996 effective tax rate.
     SEGMENT REPORTING. Sonoco changed its segment reporting in the second quarter of 1996. Results are now reported in two segments, industrial packaging and consumer packaging. The new reporting is intended to be more in line with the way the Company reports its internal results and to more appropriately reflect the integration of its paper and converting operations. International operations are reflected in the appropriate segment based on the products produced or markets served. Operating profits for international operations increased approximately 20% in 1996. Operating profit is revenue less operating costs, excluding interest and income taxes.
     INDUSTRIAL PACKAGING. The industrial packaging segment consists of the following businesses: the global industrial converted products and paper operations, industrial containers, injection molded and extruded plastics, protective packaging, partitions, wire and cable packaging, adhesives and converting machinery operations.
     The industrial packaging segment represents approximately 56% of the Company's sales. Trade sales in this segment were $1.56 billion in 1996, a decrease of 1.5% from the $1.58 billion in 1995. Sales declined in the industrial segment due entirely to lower selling prices in response to the falling raw material costs experienced in late 1995. The lower selling prices reduced sales in this segment by approximately $100 million. Acquisitions, which added approximately $60 million to sales, and strong volume nearly offset the selling price decline.
     Operating profit for this segment was $202.9 million, or 3.6% ahead of the $195.9 million in 1995. Strong volume, lower raw material costs and higher productivity from capital expenditures more than offset the significant selling price decreases in 1996. Profits were impacted by continued investment in Process Excellence, a top-to-bottom look at the North American tube, core, cone and paper operations. Significant progress was made on the various initiatives in this program. When Process Excellence is fully implemented by the end of the year 2000, we expect to have annualized benefits of at least $50 million.

CHART CAPTION: Identifiable Assets by Segment (millions $) Identifiable assets increased in 1996 in both segments due to base business growth and acquisitions.

     The Process Excellence internal supply chain initiative resulted in the closing of nine tube and core operations, and the transferring of that business to 20 other locations. The plant closings were on schedule, but the integration of production at the expanded plants took longer and cost more than expected. In addition, start-up costs for a joint venture in China and consolidation costs in Brazil impacted operating profits in this segment in 1996.
     In our global tube and core business, volume increased in 1996 in virtually all markets served around the world. In addition, the acquisition of Hamilton Hybar, Inc., which produces roll wrap materials, and Moldwood Products Company, which produces moldwood core plugs, added to sales in this segment. Lower pricing resulting from lower raw material costs partially offset the sales gains from volume increases and acquisitions. Our European paper and tube business experienced record performance, while our tube and core business was also strong in Canada and Mexico. Similar to the United States, selling prices were down in comparison to 1995; however, lower raw material costs lessened the impact of lower prices.
     Our paper operations include the Company's 26 paper mills, 39 paper machines and a network of 46 paper collection facilities around the world. Sonoco also operates one corrugating medium paper machine, located in Hartsville, S.C., in partnership with Georgia-Pacific Corporation. The annual capacity of this machine is 186,000 tons, which is sold by contract to Georgia-Pacific.
     Sonoco's global paper operation has a capacity of approximately 1.5 million tons per year of cylinder board production. Approximately 85% of the board produced by Sonoco is sold to other Sonoco operations to be converted into paperboard packaging.
     A major area of sales decline in the industrial packaging segment was in the paper operations. In comparison to 1995, recovered paper, corrugating medium and linerboard prices were all significantly lower in 1996. Lower selling prices on commodity grades of paperboard such as linerboard and corrugating medium reduced profits in our paper operations by approximately $20 million in 1996. Volume gains from external sales of paperboard and lower raw material costs mitigated the impact of the lower selling prices in the paper operations. During the past year, Sonoco has increased papermaking capacity by adding paper mills in Brazil and China.
     The Company's industrial container business experienced volume increases in its intermediate bulk containers business but was unable to offset the continuing market shift in demand from fibre drums to plastic drums and bulk containers. This operation added a new plant for plastic drums in 1996 that increased capacity, but start-up costs negatively impacted operating profit for the year.
     Sonoco's injection molded and extruded plastics businesses had a strong year in 1996 due to increased volume in plastic cores, tubes and reels. In addition, this operation continued to benefit from strong sales to the automotive industry.
     The protective packaging business experienced volume gains in its corner posts and engineered cushion fibre operations. This operation dramatically improved its corner posts in 1996 using unique proprietary technology. The wire and cable business added two small acquisitions at the beginning of the year and continued their strong operating performance. Sonoco's partitions business experienced lower volume in 1996 due to a major customer filing bankruptcy and the closing of a plant in Canada. In 1997, Sonoco signed a letter of intent with Rock-Tenn Corporation to combine the partitions operations of both companies into a joint venture. Sonoco will own 35% of this joint venture pending regulatory approval.
     Capital spending in this segment during 1996 was $163.5 million, compared with $108.6 million in 1995. Spending in this segment in 1996 included several plant expansions in the tube and core operations. These expansions were part of the Process Excellence supply chain initiative. The Hartsville Master Plan, which will be completed in 1997, included projects to expand capacity of several paper machines and the installation of a new fluidized-bed, multi-fuel burning boiler. In addition, several international paper mills were upgraded during 1996. Spending in this segment also included upgrades to the Company's information technology systems.
     CONSUMER PACKAGING SEGMENT. The consumer packaging segment consists of the following businesses: composite can operations, flexible packaging, capseals liners, high density film products, labels, and printed packaging.
Overall trade sales in the consumer packaging segment were $1.23 billion in 1996, compared with $1.13 billion in 1995, an increase of 9.3%. Lower selling prices reduced sales by approximately $20 million in 1996. Strong volume in the composite can and high density film businesses, and acquisitions adding approximately $50 million in sales, more than offset the lower prices.

CHART CAPTION: Operating Income by Segment (millions $) Operating profit increased in both segments in 1996.

     Operating profits in this segment increased 10.9% to $126.4 million in 1996, compared with $114 million in 1995. While most of the businesses in this segment reported strong performances, profits were impacted by reorganization and start-up costs in the label and flexible packaging operations.
     Volume continued to be strong in the composite can operations, particularly in the food and beverage markets. The Company benefited from sales of new products such as the rectangular composite can for Lipton iced tea mixes and the single-serve snack can for Pringles(r) potato snacks. In addition, sales in Europe increased with the acquisition of two composite can manufacturers in Germany as well as the opening of a new plant in Belgium. The composite can business was also strong in Mexico, the United Kingdom and Venezuela.
     Capseals, which is located in England, continued its strong export sales to more than 70 countries around the world. This operation is running at full capacity due to expanded business from new products.
     The Company's high density film products operation continued to produce at full capacity. Sales in this operation were impacted by higher resin costs late in the year, but strong productivity and volume gains led to profit improvement.
     The screen print operations obtained in the 1993 acquisition of Engraph, Inc. showed strong sales and profit performance throughout 1996. Subsequent to year-end, this business, which accounted for approximately $60 million in annual sales, was sold because this product line did not fit with Sonoco's packaging portfolio.
     At the end of 1996, Sonoco sold its plastic tennis ball container facility in Greenville, S.C. Although profitable, this operation did not offer growth potential for the Company.
     Sonoco experienced higher than expected reorganization and start-up costs with its label, paperboard carton and flexible packaging businesses in 1996. While the October 1995 acquisition of Cricket Converters accounted for the sales increase in the label business, earnings lagged behind expectations. A major reorganization of the label operations from a series of independent companies into one operating unit was ongoing throughout 1996. The flexible packaging operations were slowed by start-up problems with new presses, as well as a major reorganization, which caused declines in efficiency. The Company expects to overcome these challenges during 1997 with significant improvement in these operations, particularly in the second half of the year.
     Capital spending in the consumer segment was $68.5 million in 1996, compared with $72.8 million in 1995. Spending in 1996 included new composite can manufacturing plants in Londerzeel, Belgium, and Jackson, Tenn., and the relocation of the plastic caulk cartridge operation to Winchester, Ky. In addition, the Company added six new presses to the Sonoco Engraph businesses and expanded capacity at the North Vernon, Ind., plastic sack manufacturing operation.

              FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Sonoco's financial position remained strong in 1996. At December 31, 1996, the Company's long-term debt was rated A by Standard & Poor's (S&P) and A2 by Moody's. Commercial paper was rated A1 and P1 by S&P and Moody's, respectively.
     Cash provided by operations was $291.8 million in 1996, compared with $254.6 million in 1995 and $219.5 million in 1994. The 1996 increase was primarily due to higher earnings before depreciation and amortization expense. Cash provided by operations was higher in 1995 than in 1994 as a result of higher net income. Earnings before interest and taxes were 6.0 times interest expense in 1996, compared with 7.2 times in 1995 and 6.9 times in 1994.
     Net working capital increased to $262.5 million at December 31, 1996, from $229.3 million in 1995 and $222.1 million in 1994. The current ratio was 1.6 at December 31, 1996 and 1994, and 1.5 at December 31, 1995. Current assets and current liabilities increased in 1996 as a result of base business growth and acquisitions. Current assets increased in 1995 largely as a result of business growth, selling price increases implemented during 1995 and an increase in cash from industrial revenue bonds. Current liabilities increased in 1995 primarily as a result of higher notes payable due to increased use of short-term bank lines to finance international operations. Taxes payable increased in 1995 as a result of higher profitability levels.
     Debt increased $206.3 million to $893.1 million at December 31, 1996, primarily due to the repurchase of $123 million in common and preferred stock, increased capital spending as part of Vision 2000 and funding acquisitions of $94.2 million. Debt increased $139.4 million to $686.8 million at December 31, 1995, primarily due to funding acquisitions of $107.2 million, as well as increased capital spending and an increase in cash and cash equivalents. Capital spending was $232 million in 1996, compared with $181.4 million in 1995 and $126.7 million in 1994.

     In April 1996, the Company issued $35 million of 6% Industrial Revenue Bonds due April 1, 2026, following an issue in June 1995 of $35.1 million of 6.125% Industrial Revenue Bonds due June 1, 2025. As of December 31, 1996 and 1995, cash and cash equivalents included $32.6 million and $30.9 million, respectively, of proceeds from these issues held in trust until qualifying expenditures take place. In November 1995, the Company issued $100 million of 6.75% Debentures due November 1, 2010, in order to lengthen the maturities of the Company's indebtedness. The net proceeds from this issue were used to reduce outstanding commercial paper obligations.
     During 1996, the Company increased its authorized commercial paper program from $300 million to $450 million and increased the fully committed bank lines of credit supporting the program by a like amount. These lines expire in August 2001. The Company expects internally generated cash flow along with borrowing capacity under existing credit facilities to be sufficient to meet operating and normal capital expenditure requirements. Capital spending and tactical acquisitions are expected to be approximately $250 million in 1997. In order to maintain financial flexibility, the Company has registered for sale up to $250 million of debt securities under a shelf registration with the Securities and Exchange Commission.
     Interest expense in 1996 was $55 million, compared with $44 million in 1995, the result of the higher borrowing levels. Shareholders' equity was $920.6 million at December 31, 1996, as record earnings of $170.9 million were offset by the repurchase of $89.2 million of the Company's common stock and $33.4 million of preferred stock and the payment of $65.7 million in common and preferred dividends. In 1995, shareholders' equity increased $86.5 million to $918.7 million at December 31, 1995, as $164.5 million in earnings were reduced by $60.9 million in common and preferred cash dividends and the repurchase of $18.7 million of the Company's stock.
     In April 1996, the Board of Directors increased the dividend payable to common shareholders to $.165 per share. In April 1995, the Board of Directors declared a 5% common stock dividend and increased the dividend to $.15 from the $.13 paid since the second quarter of 1994. Although the ultimate determination whether to pay dividends is within the sole discretion of the Board of Directors, the Company plans to increase dividends as earnings grow. The return on common equity was 21.1% in 1996, compared with 22.2% in 1995 and 19.1% in 1994. Return on total equity was 18.3% in 1996, compared with 18.7% in 1995 and 16% in 1994. The book value per common share was $8.91 in 1996, compared with $8.19 in 1995 and $7.23 in 1994.
     The Company's debt to total capital ratio increased to 47.2% at December 31, 1996, compared with 39.6% and 38.1% at December 31, 1995 and 1994, respectively. The 1996 and 1995 ratios have been adjusted to reduce debt by the amount of cash held related to the issuance of restricted-purpose bonds. The increase in 1996 is attributable to the share repurchases previously described. The Company expects to reduce the debt to total capital ratio to 40% by the end of 1998 without jeopardizing Vision 2000 growth plans by spreading capital expenditures more evenly over the period. The Company has sold its screen printing operations and will use the proceeds from this transaction to reduce debt.
     The Company is exposed to interest rate fluctuations as a result of using debt as a major source of financing its operations. When necessary, the Company will use traditional, unleveraged interest rate swaps to manage its mix of fixed and variable rate debt to ensure exposure to interest rate movements is maintained within established ranges. The Company is also subject to risk due to foreign exchange rate changes as a result of operating globally. The Company monitors these exposures and can use traditional currency swaps and forward foreign exchange contracts to hedge a portion of the net investment in foreign subsidiaries or to hedge firm commitments denominated in foreign currencies. Use of these financial instruments was not material to the financial statements as a whole as of December 31, 1996, 1995 or 1994.
     Except for the impact of raw material prices, as discussed in the segment information, inflation did not have a material impact on the Company's operations in 1996, 1995 or 1994.
     The Company is subject to various federal, state and local environmental laws and regulations concerning, among other matters, wastewater effluent and air emissions. Compliance costs have not been significant due to the nature of the materials and processes used in manufacturing operations. Such laws also make generators of hazardous wastes, and their legal successors, financially responsible for the clean-up of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites located primarily in the northeastern United States and owned by third parties. These sites are believed to represent the Company's largest potential environmental liabilities. The Company has accrued approximately $4 million as of December 31, 1996, with respect to these sites. Further details are provided in the Notes to the Consolidated Financial Statements.


CHART CAPTION: Capital Spending by Segment (millions $) The increase in capital spending during 1996 is part of the Company's Vision 2000 strategy to grow largely through internal growth.

                       RESULTS OF OPERATIONS 1995 - 1994

Consolidated net sales for 1995 were $2.71 billion, a 17.7 % increase, compared with $2.3 billion in 1994. A major portion of the sales increase in 1995 resulted from selling price increases to recover unprecedented volatility in raw material costs.

     Gross profit margins improved to 22.1 % from the 21.6 % reported in 1994. The margin increase reflected a combination of selling price and raw material cost volatility during 1995. In the early part of the year, costs for primary raw materials, such as recovered paper, plastic resins, aluminum and steel were extremely high, resulting in price increases where possible. Later in the year, there were selected price decreases to reflect the falling costs of some raw materials. On balance, Sonoco was able to improve overall gross margin percentages slightly. In addition, productivity improvements resulting from capital expenditures in many operations and technology enhancements were factors in the gross margin improvement.
     Selling, general and administrative costs included consulting and other costs associated with Process Excellence, the major business redesign effort in the global industrial products and paper operations. These costs totalled $10 million in 1995, or approximately $.06 per share, assuming full dilution.
     Net income for 1995 was $156.8 million, or $1.64 per share, assuming full dilution, a 25.2% increase in earnings per share over the $122.1 million, or $1.31 per share for 1994.
     Capital expenditures in 1995 increased to $181.4 million, compared with $126.7 million in 1994. This increased spending included projects to expand capacity and introduce new technology in many business units.
     Acquisition spending totaled $107 million in 1995. Acquisitions included a label producer in New Jersey, a paper mill and three converting operations in Brazil, a flexible packaging operation, geographic expansion of paper recovery operations and additional operations in Europe.
     Research and development costs charged to expense were $12.7 million for 1995, compared with $12.1 million in 1994. The pressure-sensitive label and flexible packaging businesses were two areas with additional research and development spending in 1995. The Company's effective tax rate in 1995 was 39.4%, compared with 39.1% in 1994. Tax benefits from the company-owned life insurance program are included in the tax rates for both years.
     SEGMENT REPORTING. Sonoco changed its segment reporting in 1996 to reflect two segments: industrial packaging and consumer packaging. All amounts have been restated to reflect this change in reporting.
     INDUSTRIAL PACKAGING SEGMENT. Trade sales in this segment were $1.58 billion in 1995, compared with $1.34 billion in 1994, an increase of 17.6%. The increase in sales was due to selling price increases that resulted from increased material costs.
     The overall operating profit for the industrial packaging segment was $195.9 million in 1995, compared with $142.9 million in 1994, an increase of 37.1%. Although consulting fees from the Company's Process Excellence initiative reduced 1995 profits, selling price increases early in 1995 and the falling material prices late in the year improved overall performance in this segment. Business was also strong in the Company's international industrial packaging business in 1995.
     Sales were up in the industrial container operation in 1995 primarily due to increased selling prices resulting from higher material costs. The molded and extruded plastics operation increased sales slightly in 1995 while profits declined due to an inability to recover cost increases for plastic resins.
     Capital spending in this segment rose to $108.6 million in 1995, compared with $84.8 million in 1994. This increase included spending on the major project to upgrade capacity, quality and energy generation in certain Hartsville, S.C., facilities and productivity improvement projects at four paper mills elsewhere in the United States.
     CONSUMER PACKAGING SEGMENT. Trade sales in this segment were $1.13 billion in 1995, compared with $1 billion in 1994, an increase of 17.7%. This increase results from volume gains in all businesses, selling price increases and several acquisitions.
     Overall operating profit for the consumer segment was $114 million in 1995, compared with $101.5 million in 1994, an increase of 12.3%.
     Sales and profits increased in the composite can operation during 1995 as a result of volume gains and selling price increases implemented due to rising materials costs. This operation also implemented several projects in 1995 that resulted in significant productivity gains. The acquisition of the remaining 50% interest of the CMB/Sonoco joint venture for producing composite cans in Europe also added to sales and profits in this segment.
     High density film products had sales gains in all markets during 1995. Price increases were implemented to recover increases in the cost of plastic resins and ink, and this business improved productivity in 1995 by installing new machinery.
     Sales and earnings continued to grow in the label and insert business. During the fourth quarter of 1995, Sonoco acquired Cricket Converters, a label producer in New Jersey, and began consolidation of its label businesses.
Sales in the flexible packaging business continued to grow in 1995 due to volume increases and the acquisition of the Edinburgh, Ind., plant from Hargo, Inc., early in 1995.
     Capital spending rose to $72.8 million in 1995 from $41.9 million in 1994. Much of this spending was to add equipment and additional facilities.

CONSOLIDATED BALANCE SHEETS                                              SONOCO


December 31

(Dollars and shares in thousands)                                                           1996        1995
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                          $   71,260  $   61,624
    Trade accounts receivable, net of allowances of $7,630 in 1996 and $6,330 in 1995     329,963     314,207
    Other receivables                                                                      38,240      17,074
    Inventories
        Finished and in process                                                           123,224     103,073
        Materials and supplies                                                            137,236     128,403
    Prepaid expenses                                                                       26,121      21,277
    Deferred income taxes                                                                  11,605      16,125
                                                                                       ----------  ----------
                                                                                          737,649     661,783
PROPERTY, PLANT AND EQUIPMENT, NET                                                        995,415     865,629
COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED, NET                                     455,567     411,343
OTHER ASSETS                                                                              198,909     176,658
                                                                                       ----------  ----------
                                                                                       $2,387,540  $2,115,413
                                                                                       ==========  ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Payable to suppliers                                                               $  205,741  $  149,512
    Accrued expenses and other                                                            111,804     105,750
    Accrued wages and other compensation                                                   29,428      30,885
    Notes payable and current portion of long-term debt                                   102,062      94,898
    Taxes on income                                                                        26,081      51,410
                                                                                       ----------  ----------
                                                                                          475,116     432,455
LONG-TERM DEBT                                                                            791,026     591,894
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                                               107,265     103,898
DEFERRED INCOME TAXES AND OTHER                                                            93,520      68,417
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
    Serial preferred stock, no par value
        Authorized 30,000 shares
        2,395 shares issued and outstanding as of December 31, 1996                       119,756     172,500
    Common shares, no par value
        Authorized 150,000 shares
        89,864 shares issued and outstanding as of December 31, 1996                        7,175       7,175
    Capital in excess of stated value                                                      50,378    100,318*
    Translation of foreign currencies                                                    (56,572)    (55,925)
    Retained earnings                                                                     799,876     694,681
                                                                                       ----------  ----------
    Total shareholders' equity                                                            920,613     918,749
                                                                                       ----------  ----------
                                                                                       $2,387,540  $2,115,413
                                                                                       ==========  ==========



Capital in excess of stated value restated to include treasury stock, which was eliminated in 1996 to conform with South Carolina state law.

The Notes beginning on page 37 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME                                       SONOCO

                                                                YEARS ENDED DECEMBER 31
                                                          ----------------------------------
                                                             1996        1995        1994
(Dollars and shares  in thousands except per share data)
Net sales                                                 $2,788,075  $2,706,173  $2,300,127
Cost of sales                                              2,148,105   2,106,987   1,803,427
Selling, general and administrative expenses                 310,605     289,297     252,307
                                                          ----------------------------------
Income before interest and taxes                             329,365     309,889     244,393
Interest expense                                              55,481      44,004      35,861
Interest income                                               (6,191)     (4,905)     (2,398)
                                                          ----------------------------------
Income before income taxes                                   280,075     270,790     210,930
Provision for income taxes                                   107,433     106,640      82,500
                                                          ----------------------------------
Income before equity in earnings of affiliates               172,642     164,150     128,430
Equity in earnings of affiliates                              (1,771)        369       1,419
                                                          ----------------------------------
Net income                                                   170,871     164,519     129,849
Preferred dividends                                           (7,196)     (7,763)     (7,763)
                                                          ----------------------------------
Net income available to common shareholders               $  163,675  $  156,756  $  122,086
                                                          ==================================

Per common share
----------------
Net income available to common shareholders:
    Assuming no dilution                                  $     1.81  $     1.72  $     1.34
    Assuming full dilution                                $     1.73  $     1.64  $     1.31
Cash dividends                                            $      .65  $      .58  $      .53

Average common shares outstanding:
    Assuming no dilution                                      90,513      91,139      91,445
    Assuming full dilution                                    98,652     100,386      99,473



The Notes beginning on page 37 are an integral part of these financial statements.


CHART CAPTION: Cash Dividends Declared - Common (millions $) The Sonoco quarterly dividend was increased from $.15 to $.165 per share beginning in the second quarter of 1996. Dividends are increased as earnings justify.

CHART CAPTION: Long-Term Debt (millions $) Long-term debt increased $199.1 million to $791 million in 1996, primarily to fund acquisitions, internal expansion and stock repurchases.

CHART CAPTION: Market vs Book Value Per Common Share ($) The market price of the Company's stock was $25.88 per share at the end of 1996. The book value per common share increased to $8.91 in 1996, compared with $8.19 in 1995.

                                                                         SONOCO
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars and shares  in thousands except per share data)

                                                                        CAPITAL IN   TRANSLATION
                                COMMON SHARES       PREFERRED SHARES     EXCESS OF   OF FOREIGN  RETAINED
                            OUTSTANDING  AMOUNT  OUTSTANDING    AMOUNT STATED VALUE  CURRENCIES  EARNINGS
                            -----------  ------  -----------    ------ ------------  ----------  --------
JANUARY 1, 1994                91,819   $7,175      3,450      $172,500   $24,205     $(39,016)  $623,500
Net income                                                                                        129,849
Cash dividends:
  Preferred                                                                                        (7,763)
  Common, $.53 per share                                                                          (48,287)
Translation loss                                                                        (7,236)
Issuance of shares under
  Stock option plan               344                                       3,306
  Employee stock
    ownership plan                156                                       3,360
Shares repurchased             (1,335)                                    (29,462)
Other                             270                                          87
                               --------------------------------------------------------------------------
DECEMBER 31, 1994              91,254    7,175      3,450       172,500     1,496      (46,252)   697,299
Net income                                                                                        164,519
Cash dividends:
  Preferred                                                                                        (7,763)
  Common, $.58 per share                                                                          (53,145)
5% common stock dividend                                                  106,213                (106,229)
Translation loss                                                                        (9,673)
Issuance of shares under
  Stock option plan               561                                      11,870
Shares repurchased               (824)                                    (18,657)
Other                             126                                        (604)
                               --------------------------------------------------------------------------
December 31, 1995              91,117    7,175      3,450       172,500   100,318      (55,925)   694,681
Net income                                                                                        170,871
Cash dividends:
  Preferred                                                                                        (7,196)
  Common, $.65 per share                                                                          (58,480)
Translation loss                                                                          (647)
Issuance of shares under
  Stock option plan               913                                      15,914
  Preferred stock conversions   1,035                (499)      (24,942)   24,942
Shares repurchased
  Preferred                                          (556)      (27,802)   (5,588)
  Common                       (3,201)                                    (89,205)
Other                                                                       3,997
                               --------------------------------------------------------------------------
DECEMBER 31, 1996              89,864   $7,175      2,395      $119,756   $50,378    $ (56,572)  $799,876
                               ==========================================================================



Capital in excess of stated value restated to include treasury stock, which was eliminated in 1996 to conform with South Carolina state law.

The Notes beginning on page 37 are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS                  SONOCO


                                                           YEARS ENDED DECEMBER 31
                                                       -------------------------------
(Dollars and shares in thousands)                         1996       1995       1994
                                                       ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                              $170,871   $164,519   $129,849
Adjustments to reconcile net income to net
 cash provided by operating activities
    Depreciation, depletion and amortization             142,927    125,836    112,797
    Equity in earnings of affiliates                       1,771       (369)    (1,419)
    (Gain)loss on disposition of assets                   (1,892)       157      2,901
    Deferred taxes                                         9,972     (5,347)     5,668
    Changes in assets and liabilities, net of
       effects from acquisitions, dispositions
       and foreign currency adjustments
       Accounts receivable                               (29,789)   (31,778)   (33,127)
       Inventories                                       (20,434)   (12,931)   (17,637)
       Prepaid expenses                                   (4,748)     8,319      1,563
       Payables and taxes                                 25,196     27,313     29,536
       Other assets and liabilities                       (2,098)   (21,169)   (10,616)
                                                       ---------  ---------  ---------
Net cash provided by operating activities                291,776    254,550    219,515
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment               (231,986)  (181,432)  (126,746)
Cost of acquisitions, exclusive of cash                  (94,212)  (107,156)   (30,370)
Proceeds from the sale of assets                          15,216      4,557      5,533
                                                       ---------  ---------  ---------
Net cash used by investing activities                   (310,982)  (284,031)  (151,583)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt                            72,812    221,551     27,865
Principal repayment of debt                              (46,772)   (46,307)   (39,280)
Net increase(decrease) in commercial paper borrowings    173,891    (39,200)    27,200
Cash dividends - common and preferred                    (65,676)   (60,908)   (56,004)
Common and preferred shares acquired                    (122,595)   (18,657)   (29,462)
Common shares issued                                      17,177      8,370      3,334
                                                       ---------  ---------  ---------
Net cash provided (used) by financing activities          28,837     64,849   (66,347)
EFFECTS OF EXCHANGE RATE CHANGES ON CASH                       5    (2,188)      1,001
                                                       ---------  ---------  ---------
INCREASE IN CASH AND CASH EQUIVALENTS                      9,636     33,180      2,586
Cash and cash equivalents at beginning of year            61,624     28,444     25,858
                                                       ---------  ---------  ---------
Cash and cash equivalents at end of year               $  71,260  $  61,624  $  28,444
                                                       =========  =========  =========

SUPPLEMENTAL CASH FLOW DISCLOSURES
 Interest paid                                         $  50,671  $  41,851  $  37,123
 Income taxes paid                                     $ 115,920  $  75,635  $  61,254



Excluded from the Consolidated Statements of Cash Flows is the effect of certain non-cash activities. On June 9, 1995, the Company issued a 5% common stock dividend ($106,213 fair value). Debt obligations assumed by the Company in conjunction with acquisitions were approximately $11,600 in 1996, $19,000 in 1995 and $6,000 in 1994.

Prior years' data have been reclassified to conform to the current year presentation.

The Notes beginning on page 37 are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                SONOCO

(Dollars in thousands except per share data)

The following notes are an integral part of the consolidated financial statements. The accounting principles followed by the Company appear in bold type.

1 - BASIS OF PRESENTATION
THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF SONOCO AND ITS SUBSIDIARIES AFTER ELIMINATION OF INTERCOMPANY ACCOUNTS AND TRANSACTIONS. INVESTMENTS IN AFFILIATED COMPANIES IN WHICH THE COMPANY OWNS 20% TO 50% OF THE VOTING STOCK ARE INCLUDED ON THE EQUITY METHOD OF ACCOUNTING.
     THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNT OF ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

2 - ACQUISITIONS/DISPOSITIONS
Sonoco completed several acquisitions during 1996 with an aggregate cost of approximately $94,200 and the assumption of $11,600 in debt. During the first quarter, the Company finalized the Sonoco Hongwen joint venture to produce paperboard in Shanghai, China, and initiated a joint venture in Indonesia that will manufacture composite cans, tubes and cores. In February 1996, the Company acquired Moldwood Products Company of York, Ala., formerly owned by Gulf States Paper Corporation. Moldwood Products is a producer of moldwood plugs for the paper industry with annual sales of approximately $12 million. The Company also added two operations to its wire and cable packaging operations, the Baker Reels Division.
     During the second quarter of 1996, the Company acquired Hamilton Hybar, Inc., of Richmond, Va., a leading supplier of vapor barrier packaging materials to the paper industry, with annual sales of approximately $32 million.
     During the third quarter of 1996, the Company finalized the acquisition of Specialty Packaging Group, Inc., a niche producer of composite cans, specialty lines of metal closures, and tubes and cores with annual sales of approximately $38 million. The Company also acquired two of Germany's leading paperboard can manufacturers, Dosen Schmitt of Mayen and Buck Verpackungen GmbH of Freilassing, with combined annual sales of approximately $15 million.
     During the fourth quarter of 1996, the Company acquired Stonington Corporation of Westfield, Mass. Stonington is a manufacturer of tubes and cores, specializing in short-run, high-value tubes with annual sales of approximately $9 million.
     Sonoco completed several acquisitions during 1995 which were strategically important to both United States and international operations. The aggregate cost of these acquisitions was approximately $107,000 in cash and the assumption of $19,000 in debt.
     The Company has accounted for all of its acquisitions as purchases and, accordingly, has included their results of operations in consolidated net income from the date of acquisition. The pro forma impact of these acquisitions in each year was not material.
     In December 1996, Sonoco completed the sale of its tennis ball container manufacturing operation, located in Greenville, S.C.
     Subsequent to year end, the Company signed a letter of intent to form a joint venture with the Rock-Tenn Company, combining their fibre partitions businesses into a joint venture company called RTS Packaging, owned 35% by Sonoco and 65% by Rock-Tenn, with combined annual sales of approximately $150 million. This transaction is awaiting regulatory approval. In addition, the Company sold its screen printing operations, acquired in the 1993 acquisition of Engraph, Inc., because this product line did not fit with the Company's packaging portfolio.

3 - CASH AND CASH EQUIVALENTS
CASH EQUIVALENTS ARE COMPOSED OF HIGHLY LIQUID INVESTMENTS WITH AN ORIGINAL MATURITY OF THREE MONTHS OR LESS AND ARE RECORDED AT MARKET.
     At December 31, 1996 and 1995, outstanding checks of $32,867 and $19,808, respectively, were included in Payable to suppliers.
     At December 31, 1996 and 1995, $32,590 and $30,892, respectively, of cash and cash equivalents represented proceeds from the issuance of the 6% and 6.125% Industrial Revenue Bonds (IRBs) and were restricted to funding qualified expenditures as provided for by the IRBs.

4 - INVENTORIES
INVENTORIES ARE STATED AT THE LOWER OF COST OR MARKET. The last-in, first-out
(LIFO) method was used to determine costs of approximately 38% of total inventories in both 1996 and 1995. The remaining inventories are determined on the first-in, first-out (FIFO) method.
     If the FIFO method of accounting had been used for all inventories, the totals would have been higher by $12,043 in 1996 and $12,084 in 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SONOCO
(Dollars in thousands except per share data)

5 - PROPERTY, PLANT AND EQUIPMENT
PLANT ASSETS REPRESENT THE ORIGINAL COST OF LAND, BUILDINGS AND EQUIPMENT LESS DEPRECIATION COMPUTED UNDER THE STRAIGHT-LINE METHOD OVER THE ESTIMATED USEFUL LIFE OF THE ASSET. Equipment lives range from five to 11 years, buildings from 20 to 30 years.
     TIMBER RESOURCES ARE STATED AT COST. DEPLETION IS CHARGED TO OPERATIONS BASED ON THE NUMBER OF UNITS OF TIMBER CUT DURING THE YEAR.
     Depreciation and depletion expense amounted to $125,167 in 1996, $110,706 in 1995 and $99,767 in 1994.
     Details of property, plant and equipment at December 31 are as follows:


                             1996       1995
                             ----       ----
Land                      $  33,603  $  35,733
Timber resources             32,822     32,529
Buildings                   304,406    302,383
Machinery & equipment     1,326,069  1,131,503
Construction in progress    155,929    107,099
                          ---------  ---------
                          1,852,829  1,609,247
Accumulated depreciation
and depletion              (857,414)  (743,618)
                          ---------  ---------
                          $ 995,415  $ 865,629
                          =========  =========


     Estimated costs for completion of authorized capital additions under construction totaled approximately $124,500 at December 31, 1996.
     Certain operating properties and equipment are leased under non-cancelable operating leases. Total rental expense under operating leases was $37,000, $31,000 and $28,000 in 1996, 1995 and 1994, respectively. Future minimum rentals under non-cancelable operating leases with terms of more than one year are as follows: 1997 - $13,800, 1998 - $11,200, 1999 - $7,600, 2000 - $6,000,
2001 - $5,000, and 2002 and thereafter - $21,500.

6 - COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED
GOODWILL ARISING FROM BUSINESS ACQUISITIONS ($56,000 in 1996 and $64,000 in
1995) IS AMORTIZED ON THE STRAIGHT-LINE BASIS OVER PERIODS RANGING FROM 15 TO 40 YEARS. THE COMPANY EVALUATES, AT EACH BALANCE SHEET DATE, THE REALIZABILITY OF GOODWILL FOR EACH SUBSIDIARY HAVING A GOODWILL BALANCE. Amortization expense amounted to $17,760 in 1996, $15,130 in 1995 and $13,030 in 1994.
Accumulated amortization at December 31, 1996 and 1995 was $57,361 and $45,346, respectively.

7 - INVESTMENT IN LIFE INSURANCE
Company-owned life insurance (COLI) policies are used by the Company to aid in the financing of employee benefits and are recorded net of policy loans in Other Assets. The net pretax cost of COLI, including interest expense, was $9,303 in 1996, $9,171 in 1995 and $5,532 in 1994 and is included in selling, general and administrative expenses. The related interest expense was $39,921 in 1996, $34,634 in 1995 and $18,630 in 1994. Legislation was enacted in 1996 that will phase out the tax deductibility of this interest.

8 - DEBT
Debt at December 31 was as follows:

                                         1996      1995
                                         ----      ----
  Commercial paper, average rate
    of 5.4% in 1996 and 5.9% in 1995   $308,391  $134,500
  9.2% notes due August 2021             99,928    99,926
  6.75% debentures due November 2010     99,804    99,790
  5.875% notes due November 2003         99,538    99,471
  5.49% notes due April 2000             75,000    75,000
  6.125% IRBs due June 2025              34,463    34,439
  6.0% IRBs due April 2026               34,075
  Foreign denominated debt, average
    rate of 7.7% at December 31, 1996
    and 6.6% at December 31, 1995       102,954   108,970
  Other notes                            38,935    34,696
                                       --------  --------
  Total debt                            893,088   686,792
  Less current portion and
   short-term notes                     102,062    94,898
                                       --------  --------
  Long-term debt                       $791,026  $591,894
                                       ========  ========



The Company has authorized a commercial paper program totaling $450 million and has fully committed bank lines of credit supporting the program by a like amount. These bank lines expire in the year 2001. Accordingly, commercial paper borrowings are classified as long-term debt. As of December 31, 1996, the Company has registered debt securities of $250 million under shelf registrations with the Securities Exchange Commission.
     The approximate principal requirements of debt maturing in the next five years are: 1997 - $102,100, 1998 - $3,100, 1999 - $3,300, 2000 - $78,600 and
2001 - $3,800. It is management's intent to extend indefinitely the line of credit agreements supporting the commercial paper program.
     Certain of the Company's debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires that net worth at the end of each fiscal quarter be greater than $815 million increased by 50% of net income and decreased by stock purchases after September 1996.
     In addition to the committed availability under the commercial paper program, unused short-term lines of credit for general Company purposes at December 31, 1996, were approximately $94,700 with interest at mutually agreed-upon rates.

9 - FINANCIAL INSTRUMENTS
The Company enters into currency swaps and foreign exchange forward contracts to hedge a portion of the net investment in certain foreign subsidiaries. Gains and losses on such contracts are recognized in the cumulative translation adjustments account in Shareholders' Equity. As of December 31, 1996 and 1995, the notional value of such contracts was approximately $30,000 and $38,000, respectively. All financial instruments are executed with credit-worthy financial institutions; therefore, the Company considers the risk of non-performance on these instruments to be remote.
     The following table sets forth the carrying amounts and fair values of the Company's significant financial instruments where the carrying amount differs from the fair value. The carrying amount of cash and cash equivalents, short-term debt and long-term variable rate debt approximates fair value. The fair value of long-term debt is based on quoted market prices or by discounting future cash flows using interest rates available to the Company for issues with similar terms and average maturities. Foreign currency agreements are valued based on termination values or quoted market prices of comparable instruments.


                           DECEMBER 31, 1996         DECEMBER 31, 1995
                           -----------------         -----------------
                         CARRYING       FAIR       CARRYING       FAIR
                          AMOUNT        VALUE       AMOUNT        VALUE
                         OF ASSET     OF ASSET     OF ASSET     OF ASSET
                        (LIABILITY)  (LIABILITY)  (LIABILITY)  (LIABILITY)

      Long-term debt     $(791,026)   $(800,195)   $(591,894)   $(622,695)
      Foreign currency
        agreements            (708)        (708)      (2,690)      (2,690)

10 - STOCK PLANS
The Company has stock option plans under which common shares are reserved for sale to certain employees. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant and expire 10 years after the date of grant. There were 3,131,840 shares reserved for future grants at December 31, 1996.
     In 1996, shareholders approved the adoption of the 1996 Non-Employee Director's Stock Plan. This plan provides for the granting of options to non-employee directors beginning with 2,000 options per participant granted in 1996. In 1994, the Company granted one-time awards of contingent shares to 13 of the Company's executives. Three hundred and thirty-six thousand shares were granted under this plan from shares allocated in the 1991 Key Employee Stock Plan.
Information with respect to the Company's stock option plans follows:


                               OPTION             OPTION
                               SHARES           PRICE RANGE
  1994
  ----
  Outstanding at beginning
  of year                     4,850,859        $ 3.55-$22.98
  Granted                     1,274,920        $ 0.00-$23.93
  Exercised                    (343,734)       $ 3.55-$17.86
  Canceled                      (36,588)       $ 4.78-$23.93
                              ---------
  Outstanding at end of year  5,745,457        $ 0.00-$23.93

  1995
  ----
  Granted                     1,083,060        $19.88-$23.57
  Exercised                    (560,664)       $ 5.09-$23.93
  Canceled                      (32,921)       $ 5.09-$23.93
                              ---------
  Outstanding at end of year  6,234,932        $ 0.00-$23.93

   1996
  Granted                     1,186,320        $27.00-$28.50
  Exercised                    (952,462)       $ 5.18-$27.00
  Canceled                      (36,437)       $10.00-$27.00
                              ---------
  Outstanding at end of year  6,432,353        $ 0.00-$28.50
  Options exercisable at      =========
    December 31, 1996         4,947,533



     On January 1, 1996, the Company adopted Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" (FAS 123). As permitted by FAS 123, the Company has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for options granted under the plans. Had compensation cost for the Company's plans been determined consistent with the fair market value provisions of FAS 123, the Company's net income and net income per common share for 1996 and 1995 would have been reduced as indicated below:


                                     1996      1995
                                     ----      ----
 Net income - as reported          $170,871  $164,519
 Net income - pro forma             167,551   161,566
 Earnings per share - as reported      1.73      1.64
 Earnings per share - pro forma        1.70      1.61


The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                         1996             1995
                                         ----             ----
Expected dividend yield                   2.3%             2.3%
Expected stock price volatility          15.0%            15.0%
Risk-free interest rate                   5.3%             7.6%
Expected life of options               5 years          5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           SONOCO


11 - RETIREMENT BENEFIT PLANS
Non-contributory defined benefit pension plans cover substantially all United States employees. Under the plans, retirement benefits are based either on both years of service and compensation or on service only. IT IS THE COMPANY'S POLICY TO FUND THESE PLANS, AT A MINIMUM, IN AMOUNTS REQUIRED UNDER ERISA. Plan assets consist primarily of common stocks, bonds and real estate.
     The Company also maintains a plan to supplement executive benefits limited through qualified plans. Benefits are based on years of service and compensation. The plan is partially funded through a grantor trust as defined under Section 671 of the Internal Revenue Service Code of 1986.
     The Company sponsors contributory pension plans covering substantially all of the employees in the United Kingdom and Canada. Pension benefits are based either on the employee's salary in the year of retirement or the average of the final three years. The funding policy is to contribute annually at actuarially determined rates. It is the Company's intent to maintain well-funded plans.
Net pension cost for the domestic, United Kingdom and Canadian plans include the following components:

                                                                              Combined Plans
                                                                   -----------------------------------
                                                                   1996           1995            1994
                                                                   ----           ----            ----
 Service cost during year                                         $ 14,266      $ 12,532       $ 13,716
 Interest cost on projected
 benefit obligation                                                 35,065        32,537         27,160
 Actual return on plan
 assets                                                            (69,085)      (81,926)        (1,205)
 Net amortization and
 deferral                                                           24,733        45,007        (33,209)
                                                                  --------      --------       --------
                                                                  $  4,979      $  8,150       $  6,462
                                                                  ========      ========       ========

The following table sets forth the funded status of the plans at December 31:

                                                         Over-Funded             Under-Funded
                                                             Plan                   Plan
                                                   ---------------------------------------------
                                                   1996            1995          1996       1995
                                                   ----            ----          ----       ----
Projected benefit obligation
    Vested benefits                              $382,440        $366,805     $          $
    Non-vested benefits                            11,025          10,241       25,598     19,332
Accumulated benefit
    obligation                                    393,465         377,046       25,598     19,332
Effect of assumed increase
    in compensation levels                         46,179          47,203        2,847      1,345
                                                 ------------------------------------------------
Projected benefit
    obligation                                    439,644         424,249       28,445     20,677
Plan assets at fair value                         517,777         461,270        8,113     14,234
                                                 ------------------------------------------------
Plan assets in excess of
    (less than) projected
    benefit obligation                             78,133          37,021      (20,332)    (6,443)
Unrecognized
    net loss                                        3,451          43,583        6,054      5,094
Unrecognized prior
    service cost                                    5,312           3,039        4,415      1,735
Unrecognized net transition
    (asset) obligation                             (8,195)         (9,207)         914      1,142
Adjustment required to
    recognize minimum liability                                                 (8,537)    (6,625)
                                                 ------------------------------------------------
Prepaid (accrued) pension
    cost                                         $ 78,701        $ 74,436     $(17,486)  $ (5,097)
                                                 ================================================


     Prepaid pension costs of $4,212 and $5,737 were included in prepaid expenses in 1996 and 1995, respectively. In addition $74,489 and $68,699 were included in Other Assets in 1996 and 1995, respectively. Assets in the under-funded plan were reduced by loans made against the insurance policies held as plan assets.
     The weighted-average discount rate used in determining the projected benefit obligations was 7.75% in 1996, 7.25% in 1995 and 8.5% in 1994. The assumed compensation increase was 4.25% in 1996, 4% in 1995 and 5% in 1994. The expected long-term rate of return on assets was 9.5% for all years presented.

     The Company's Employee Savings and Stock Ownership Plan provides that all eligible employees may contribute 1% to 16% of their gross pay to the plan, subject to Internal Revenue Service regulations. The Company may make matching contributions in an amount to be determined annually by the Company's Board of Directors. The Company's contributions to the plan for 1996, 1995 and 1994, were $5,750, $5,570 and $5,380, respectively.

12 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Company provides health care and life insurance benefits to the majority of its United States retirees and their eligible dependents. The Company's subsidiaries in Canada also provide postretirement benefits to eligible retirees. THE COMPANY ACCRUES FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS OVER AN EMPLOYEE'S CAREER. Benefit costs are funded principally on a pay-as-you-go basis, with the retiree paying a portion of the costs. In situations where full-time employees retire from the Company between age 55 and age 65, most are eligible to receive, at a cost to the retiree equal to the cost for an active employee, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare. For purposes of projecting future benefit payments, early retiree contributions were assumed to increase at the health care cost trend.
Non-pension retirement benefit expense includes the following:

                                                          1996       1995     1994
                                                         ------     ------   ------
Service cost during year                                 $4,548     $3,749   $5,180
Interest cost on APBO                                     8,735      8,673    7,110
Actual return on plan assets                             (3,954)    (5,441)     459
Net amortization and deferral                            (2,025)      (312)  (5,400)
                                                         ------     ------   ------
Net periodic postretirement benefit cost                 $7,304     $6,669   $7,349
                                                         ======     ======   ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              SONOCO


(Dollars in thousands except per share data)

     The following sets forth the accrued obligation included in the accompanying December 31 Consolidated Balance Sheets applicable to each employee group for non-pension postretirement benefits:

                                          1996       1995
                                        ---------  ---------
 Accumulated postretirement
   benefit obligation (APBO):
    Retired employees                   $  70,187  $  69,627
    Active employees-fully eligible        21,653     21,489
    Active employees-not yet eligible      24,477     26,128
                                        ---------  ---------
 Accumulated benefit obligation           116,317    117,244
 Plan assets at fair value                 29,770     25,816
                                        ---------  ---------
 Plan assets less than accumulated
   benefit obligation                     (86,547)   (91,428)
 Unrecognized net loss from
   changes in assumptions                  19,963     22,766
 Unrecognized prior service cost          (19,080)   (17,980)
                                        ---------  ---------
 Accrued postretirement benefit cost    $ (85,664) $ (86,642)
                                        =========  =========


     Prepaid postretirement medical costs of $21,644 and $17,256 were included in Other Assets in 1996 and 1995, respectively. The discount rate used in determining the APBO was 7.75% in 1996, 7.25% in 1995 and 8.5% in 1994. The assumed health care cost trend rate used in measuring the APBO was 9.75% in 1996 and declining to 5.25% in the year 2005. Increasing the assumed trend rate for health care costs by one percentage point would result in an increase in the APBO of approximately $5,400 at December 31, 1996, and an increase of $770 in the related 1996 expense. Plan assets are the result of funding these benefit costs in amounts representing the maximum allowable under Section 401(h) of the Internal Revenue Code. These assets are combined with the pension plan assets and consist primarily of common stocks, bonds and real estate. The expected long-term rate of return on assets was 9.5% for all years presented.

13 - INCOME TAXES

The provision (benefit) for taxes on income for the years ending December 31 consists of the following:

                       1996          1995       1994
                       ----          ----       ----
 Pretax income
 Domestic              $ 234,029  $ 233,125  $  202,363
  Foreign                 46,046     37,665       8,567
                       ---------  ---------  ----------
  Total pretax income  $ 280,075  $ 270,790  $  210,930
                       =========  =========  ==========

 Current
 Federal               $  74,166  $  86,611  $   62,800
 State                    10,238     13,533      10,074
  Foreign                 13,057     11,843       3,958
                       ---------  ---------  ----------
    Total current      $  97,461  $ 111,987  $   76,832
                       =========  =========  ==========

 Deferred
 Federal               $   5,466  $  (6,065) $    4,263
 State                       758       (866)        949
  Foreign                  3,748      1,584         456
                       ---------  ---------  ----------
    Total deferred         9,972    (5,347)       5,668
                       ---------  ---------  ----------
 Total taxes           $ 107,433  $ 106,640  $   82,500
                       =========  =========  ==========



Deferred income tax (benefit) expense results from temporary differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect of each are as follows:

                                    1996                1995           1994
                                    ----                ----           ----
 Restructuring charge             $  1,665            $ 1,034        $ 2,815
 Depreciation expense                2,777             (2,884)            45
 Benefit plan costs                 (2,158)            (1,282)         3,125
 Other items, net                    7,688             (2,215)          (317)
                                  --------            -------        -------
    Total deferred                $  9,972            $(5,347)       $ 5,668
                                  ========            =======        =======

Cumulative deferred tax liabilities (assets) are comprised of the following at December 31:

                                        1996          1995
                                        ----          ----
 Depreciation                        $  70,916     $  67,872
 Employee benefits                      25,920        26,182
 Other                                   4,798           970
                                     ---------     ---------
  Gross deferred tax liabilities       101,634        95,024
                                     ---------     ---------
 Restructuring                          (1,689)       (3,354)
 Retiree health benefits               (32,825)      (31,550)
 Foreign loss carryforwards            (10,329)      (10,960)
 Capital loss carryforwards             (4,320)       (6,047)
 Employee benefits                     (15,829)      (15,382)
 Other                                  (6,221)       (8,024)
                                     ---------     ---------
 Gross deferred tax assets             (71,213)      (75,317)
 Valuation allowance on deferred
  tax assets                            10,329        10,960
                                     ---------     ---------
  Total deferred taxes, net          $  40,750     $  30,667
                                     =========     =========



     The net change in the valuation allowance for deferred tax assets is a net decrease of $631 in 1996, compared with a net decrease of $271 in 1995. The change relates to utilization of current net operating losses of certain foreign subsidiaries and the addition to the reserve for current net operating losses for which their use is limited to future taxable earnings.
     Approximately $28,500 of foreign subsidiary net operating loss carryforwards remain at December 31, 1996. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carryforwards, approximately $22,200 have no expiration date. The remaining loss carryforwards expire at various dates in the future.
     A reconciliation of the United States federal statutory tax rate to the actual consolidated tax expense is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                SONOCO

(Dollars in thousands except per share data)

                                                                     1996              1995             1994
                                                                     ----              ----             ----
Statutory tax rate                                              $ 98,026   35.0%  $ 94,776   35.0%  $73,825   35.0%
State income taxes, net of federal tax benefit                     6,879    2.5      8,560    3.2     7,087    3.3
Goodwill                                                           3,624    1.3      3,556    1.3     3,777    1.8
Other, net                                                        (1,096)   (.4)      (252)   (.1)   (2,189)  (1.0)
                                                                --------------------------------------------------
   Total taxes                                                  $107,433   38.4%  $106,640   39.4%  $82,500   39.1%
                                                                ==================================================



     The Internal Revenue Service has examined the Company's federal income tax returns for all years through 1992. The Company believes that it has made adequate provision for income taxes that may become payable with respect to open years.
     Undistributed earnings of international subsidiaries totaled $74,670 at December 31, 1996. There have been no United States income taxes provided on the undistributed earnings since the Company considers these earnings to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries sold, these earnings could become subject to tax; however, the Company believes United States foreign tax credits would substantially eliminate any taxes due.

14 - COMMITMENTS AND CONTINGENCIES
The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. In 1994, a suit was filed against the Company in the United States District Court for the District of Massachusetts for alleged patent infringement involving grocery bag packs. The suit also sought to have a patent involving plastic bag loading systems owned by the Company declared invalid. This suit was dismissed in May 1996.
     The Company has been named as a potentially responsible party at several environmentally contaminated sites, located primarily in the northeastern United States, owned by third parties. These sites represent the Company's largest potential environmental liabilities. The Company has approximately $4,000 accrued for these contingencies as of December 31, 1996 and 1995. Due to the complexity of determining clean-up costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined. Furthermore, all of the sites are also the responsibility of other parties. The Company's liability, if any, is shared with such other parties, but the Company's share has not been finally determined in most cases. In some cases, the Company has cost-sharing agreements with other potentially responsible parties with respect to a particular site. Such agreements relate to the sharing of legal defense costs or clean-up costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away. Accordingly, a reliable estimate of the ultimate cost to the Company with respect to such sites cannot be determined. Costs, however, are accrued as necessary once reasonable estimates are determined.
     Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management's opinion that such costs, when finally determined, will not have an adverse material effect on the consolidated financial position of the Company.

15 - INTERNATIONAL OPERATIONS
The operating profit, net assets and dividends received by the Company from operations outside the United States are as follows:

                     1996       1995
                     ----       ----
 Operating profit  $ 44,988  $ 36,806
 Net assets         376,880   309,334
 Dividends              738       581


     The aggregate foreign currency transaction gain/loss recognized in net income was immaterial for 1996, 1995 and 1994.
Information regarding the Company's operations in Europe, which is the Company's only significant foreign geographic area, is as follows:

                                    1996      1995      1994
                                    ----      ----      ----
 Sales to unaffiliated customers  $283,453  $276,029  $184,247
 Operating profit (loss)            16,533     6,170    (2,085)
 Total assets                      313,302   296,325   258,463

16 - SHAREHOLDERS' EQUITY
A change in South Carolina law eliminated the legal distinction between treasury shares and authorized but unissued shares. In 1996, the Company changed the presentation of reacquired shares to better reflect the legal status of such shares. As a result, shares acquired by the Company are treated as retirements, with the cost being charged to capital in excess of stated value. The prior year Consolidated Financial Statements have been reclassified to conform with the current year presentation.
     On July 17, 1996, the Company's Board of Directors authorized an additional public stock repurchase program to purchase up to $100 million of the Company's common stock and convertible preferred stock at current market prices. The Company has repurchased shares under this program by means of open market

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              SONOCO

(Dollars in thousands except per share data)

purchases and privately negotiated transactions at prevailing market prices. Through December 31, 1996, total preferred stock repurchases under this program amounted to $33.4 million. Common stock repurchases under this and other stock repurchase programs totalled $89.2 million.
     On April 19, 1995, the Board of Directors declared a 5% stock dividend issued on June 9, 1995. All references in the accompanying Consolidated Financial Statements to numbers of common shares and per share data have been restated to give retroactive effect to the stock dividend.
     In 1993, the Company issued 3,450,000 shares of $2.25 Series A Cumulative Convertible Preferred Stock for $172,500, or $50 per share. These securities are convertible into the Company's common stock at a price of $24.11 per share. The Company has the option to redeem this stock at a price of $51.575 per share, decreasing ratably annually to $50 per share on or after November 1, 2003. Dividends on the Convertible Preferred Stock, which are paid quarterly, accrue and are cumulative from the date of original issuance. As of December 31, 1996, 2,395,000 preferred shares remain outstanding.

17 - FINANCIAL REPORTING FOR BUSINESS SEGMENTS
The Financial Reporting for Business Segments should be read in conjunction with the Management's Discussion and Analysis (which describes the segments in detail) appearing on pages 27-32. The Company changed its segment reporting in 1996 to reflect two business segments: industrial packaging and consumer packaging. All prior year numbers have been restated to reflect this change in reporting.


                                          INDUSTRIAL   CONSUMER
YEARS ENDED DECEMBER 31                   PACKAGING   PACKAGING   CORPORATE    CONSOLIDATED
TOTAL REVENUE
   1996                                   $1,599,129  $1,231,770                $2,830,899
   1995                                    1,627,377   1,127,330                 2,754,707
   1994                                    1,379,210     959,066                 2,338,276
INTERSEGMENT SALES(1)
   1996                                   $   41,574  $    1,250                $   42,824
   1995                                       46,863       1,671                    48,534
   1994                                       35,335       2,814                    38,149
SALES TO UNAFFILIATED CUSTOMERS
   1996                                   $1,557,555  $1,230,520                $2,788,075
   1995                                    1,580,514   1,125,659                 2,706,173
   1994                                    1,343,875     956,252                 2,300,127
OPERATING PROFIT(2)
   1996                                   $  202,928  $  126,436    $ (49,289)  $  280,075
   1995                                      195,929     113,960      (39,099)     270,790
   1994                                      142,911     101,482      (33,463)     210,930
IDENTIFIABLE ASSETS(3)
   1996                                   $1,219,248  $  861,464    $ 306,828   $2,387,540
   1995                                    1,076,035     760,767      278,611    2,115,413
   1994                                      948,957     670,396      215,700    1,835,053
DEPRECIATION, DEPLETION AND AMORTIZATION
   1996                                   $   90,416  $   52,511                $  142,927
   1995                                       73,983      51,853                   125,836
   1994                                       65,860      46,937                   112,797
CAPITAL EXPENDITURES
   1996                                   $  163,507  $   68,479                $  231,986
   1995                                      108,606      72,826                   181,432
   1994                                       84,834      41,912                   126,746


(1) Intersegment sales are recorded at a market-related transfer price.
(2) Interest income and interest expense are excluded from the operating profits by segment and are shown under Corporate.
(3) Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facilities and prepaid expenses.

SELECTED ELEVEN-YEAR FINANCIAL DATA


(Dollars and shares in thousands except per share data)      1996        1995         1994       1993*
                                                             ----        ----         ----       -----
Operating Results
Net sales                                                 $2,788,075  $2,706,173  $2,300,127  $1,947,224
Cost of sales and operating expenses                       2,458,710   2,396,284   2,055,734   1,734,980
Interest expense                                              55,481      44,004      35,861      31,154
Interest income                                               (6,191)     (4,905)     (2,398)     (6,017)
Unusual items*                                                                                    (5,800)
                                                          ----------------------------------------------
Income from operations before income taxes                   280,075     270,790     210,930     192,907
Taxes on income                                              107,433     106,640      82,500      75,200
Equity in earnings of affiliates                              (1,771)        369       1,419       1,127
                                                          ----------------------------------------------
Income before cumulative effect of changes
   in accounting principles                                  170,871     164,519     129,849     118,834
                                                          ----------------------------------------------
Cumulative effect of changes in accounting principles
   (FAS 106 and FAS 109)
Net income                                                   170,871     164,519     129,849     118,834
Preferred dividends                                           (7,196)     (7,763)     (7,763)     (1,264)
                                                          ----------------------------------------------
Net income available to common shareholders               $  163,675  $  156,756  $  122,086  $  117,570
                                                          ==============================================
Returns before cumulative effect of changes
   in accounting principles
      Return on common equity                                  21.1%       22.2%       19.1%       19.9%
      Return on total equity (including preferred stock)       18.3%       18.7%       16.0%       19.0%
      Return on net sales                                       6.1%        6.1%        5.6%        6.1%
Per common share
----------------
   Income before cumulative effect of changes in
      accounting principles                                     1.81        1.72        1.34        1.28
                                                          ----------------------------------------------
   Cumulative effect of changes in accounting principles
   Net income available to common shareholders:
      Assuming no dilution                                      1.81        1.72        1.34        1.28
      Assuming full dilution                                    1.73        1.64        1.31        1.26
   Cash dividends declared                                       .65         .58         .53         .51
Average common shares outstanding:
      Assuming no dilution                                    90,513      91,139      91,445      91,681
      Assuming full dilution                                  98,652     100,386      99,473      99,737
Actual common shares outstanding at December 31               89,864      91,117      91,254      91,819
FINANCIAL POSITION
Net working capital                                          262,533     229,328     222,068     209,932
Property, plant and equipment, net                           995,415     865,629     763,109     737,154
Total assets                                               2,387,540   2,115,413   1,835,053   1,707,125
Long-term debt                                               791,026     591,894     487,959     455,262
Shareholders' equity                                         920,613     918,749     832,218     788,364
Current ratio                                                    1.6         1.5         1.6         1.7
Total debt to total capital                                     47.2%**     39.6%**     38.1%       38.0%
Book value per common share                                     8.91        8.19        7.23        6.71
OTHER DATA
   Depreciation, depletion and amortization expense          142,927     125,836     112,797      95,745
Cash dividends declared - common                              58,480      53,145      48,287      46,333
Market price per common share (ending)                         25.88       26.25       20.83       20.95


*Included in 1993 and 1991 were gains from the early repayment of a note issued in connection with the sale of Sonoco Graham in 1991. Also includes restructuring charges of $42,000 pretax, or $25,000 after-tax, in 1992 and $75,000 pretax, or $54,650 after-tax, in 1990. In 1987, includes acquisition consolidation charges of $10 million pretax, or $5,600 after-tax.

**Debt levels adjusted for excess cash at year-end related to the issuance of restricted-purpose bonds.

                                                                        SONOCO

(Dollars in thousands except per share data)


  1992*       1991*       1990*        1989        1988       1987*       1986
  -----       -----       -----        ----        ----       -----       ----

$1,838,026  $1,697,058  $1,669,142  $1,655,830  $1,599,751  $1,312,052  $963,796
 1,641,075   1,528,543   1,481,271   1,470,877   1,413,912   1,174,777   858,680
    30,364      28,186      28,073      29,440      25,175      18,593     8,552
    (6,416)     (6,870)     (2,196)     (2,573)     (1,517)     (1,045)     (602)
    42,000      (8,525)     75,000                              10,000
--------------------------------------------------------------------------------
   131,003     155,724      86,994     158,086     162,181     109,727    97,166
    51,800      63,600      43,934      60,906      67,029      48,714    44,435
     2,048       2,681       7,308       6,381       1,125         469     1,945
--------------------------------------------------------------------------------
    81,251      94,805      50,368     103,561      96,277      61,482    54,676
   (37,892)
--------------------------------------------------------------------------------
    43,359      94,805      50,368     103,561      96,277      61,482    54,676
--------------------------------------------------------------------------------
   $43,359     $94,805     $50,368    $103,561     $96,277     $61,482   $54,676
================================================================================
      13.7%       17.8%        9.6%       21.3%       23.0%       17.0%     17.4%
      13.7%       17.8%        9.6%       21.3%       23.0%       17.0%     17.4%
       4.4%        5.6%        3.0%        6.3%        6.0%        4.7%      5.7%
       .89        1.05         .55        1.12        1.05         .67       .59
      (.41)
--------------------------------------------------------------------------------
       .48        1.05         .55        1.12        1.05         .67       .59
       .47        1.04         .55        1.11        1.04         .66       .59
       .47         .44         .43         .39         .30         .24       .20

    91,069      90,620      91,464      92,184      92,014      92,117    91,993
    92,214      91,114      91,963      93,060      92,884      92,645    92,479
    91,501      90,815      90,405      91,826      92,108      91,908    92,017

   152,478     163,860     184,066     193,035     188,085     143,972   104,614
   614,018     580,787     562,591     494,290     533,427     482,357    267,353
 1,246,531   1,135,940   1,113,594     995,132     977,459     877,625    559,459
   240,982     227,528     279,135     226,240     275,535     263,489     58,440
   561,890     562,306     512,828     511,574     454,486     379,912    332,890
       1.5         1.6         1.7         2.1         2.0         1.8        1.9
      35.1%       30.6%       34.7%       30.4%       36.8%       38.6%      17.7%
      6.14        6.19        5.67        5.57        4.93        4.13       3.62

    83,309      76,561      72,152      67,263      69,055      57,086     35,654
    42,443      39,703      39,216      35,583      28,046      21,942     17,963
     22.74       16.43       15.48       17.62       16.31       10.12       9.05

REPORTS OF CONSOLIDATED FINANCIAL STATEMENTS                          SONOCO


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


F. Trent Hill, Jr.
Vice President and
Chief Financial Officer




REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Directors of
Sonoco Products Company:

     We have audited the accompanying consolidated balance sheets of Sonoco Products Company as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonoco Products Company as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.
Charlotte, North Carolina
January 29, 1997

DIRECTORS AND OFFICERS

ORGANIZATIONAL CHANGES

The following changes in the Board of Directors and senior management of the Company were announced during the past year:

Leo Benatar retired from the Company and resigned from the Board.
Peter C. Browning elected President and Chief Operating Officer.
Allan V. Cecil joined the Company and elected Vice President - Investor Relations and Corporate Communication.
Thomas C. Coxe, III retired from the Company.
Harris E. DeLoach, Jr. elected Executive Vice President.
Harry J. Moran elected Executive Vice President.
Raymond L. McGowan, Jr., elected Vice President.
Maurice M. Richardson elected Vice President.
Perry D. Smith elected Vice President.

BOARD OF DIRECTORS
Charles J. Bradshaw, 60, President and Director, Bradshaw Investments, Inc. (private investments), Georgetown, S.C., since 1986. Served on Board since 1986. Member of the Executive Compensation Committee.

Robert J. Brown, 62, Founder, Chairman and President of B&C Associates (a public relations and marketing research firm), High Point, N.C., since 1973. Served on Board since 1993. Member of the Audit Committee and Finance Committee.

Peter C. Browning, 55, President and Chief Operating Officer since February 1996. Served on Board since 1995.

Charles W. Coker, 63, Chairman and Chief Executive Officer since 1990. Served on Board since 1962.

Fitz L.H. Coker, 61, Retired, formerly Senior Vice President, 1976 -1979. Served on Board since 1964. Member of the Finance Committee and Nominating Committee.

James L. Coker, 56, President, JLC Enterprises (private investments), Stonington, Conn., since 1979. Served on Board since 1969. Member of the Nominating Committee and Finance Committee.

Thomas C. Coxe, III, 66, Retired, formerly Senior Executive Vice President 1993
- 1996. Served on Board since 1982. Member of the Finance Committee.

Alan T. Dickson, 65, Chairman, Ruddick Corporation
(a diversified holding company), Charlotte, N.C., since 1994. Formerly President and Director, Ruddick Corporation since 1968. Served on Board since 1981. Member of the Executive Compensation Committee, Finance Committee and Audit Committee.

Robert E. Elberson, 68, Retired, formerly Vice Chairman and Director, Sara Lee Corporation, Chicago, Ill., 1986 - 1989. Served on Board since 1985. Member of the Executive Compensation Committee and Nominating Committee.

James C. Fort, 70, Retired, formerly Senior Vice President, 1979 - 1987. Served on Board since 1969. Member of the Audit Committee and Nominating Committee.

Paul Fulton, 62, Dean, The Kenan-Flagler Business School, University of N.C., Chapel Hill, N.C., since 1993. Formerly President and Director of Sara Lee Corporation. Served on Board since 1989. Member of the Finance Committee and Executive Compensation Committee.

Bernard L.M. Kasriel, 50, Vice Chairman and COO of Lafarge (a construction materials group), Paris, France. Served on Board since 1995. Member of the Audit Committee and Executive Compensation Committee.

Russell C. King, Jr., 62, Retired, formerly President and Chief Operating Officer 1990 - 1994. Served on Board since 1991. Member of the Audit Committee and Finance Committee.

Edgar H. Lawton, Jr., 67, President and Director, Hartsville Oil Mill (a vegetable oil processor), Darlington, S.C., since 1962. Served on Board since 1968. Member of the Nominating Committee and Executive Compensation Committee.

Hugh L. McColl, Jr., 61, Chief Executive Officer, NationsBank Corporation, Charlotte, N.C., since 1983. Served on Board since 1972. Member of the Finance Committee and Nominating Committee.

E. Craig Wall, Jr., 59, President and Director, Canal Industries (a forest products firm), Conway, S.C., since 1969. Served on Board since 1976. Member of the Audit Committee and Finance Committee.

Dona Davis Young, 43, Executive Vice President, Individual Insurance and General Counsel of Phoenix Home Life Mutual Insurance Company since 1995. Served on Board since 1995. Member of the Executive Compensation Committee and Audit Committee.

EXECUTIVE OFFICERS

Charles W. Coker, 63, Chairman of the Board and Chief Executive Officer since 1990. Previously President and Chief Executive Officer 1976 - 1990; President 1970 - 1976; Executive Vice President 1966 - 1970. Began full-time employment with Sonoco in 1958.

Peter C. Browning, 55, President and Chief Operating Officer since February 1996. Previously Executive Vice President - Global Industrial Product/Paper 1993-1996; Chairman and Chief Executive Officer - National Gypsum Company 1990 -1993. Prior to Sonoco was with Continental Can Company 1966-1990 serving as President of Continental's Bondware and Whitecap divisions and later as Corporate Executive Vice President. Joined Sonoco in 1993.

Bernard W. Campbell, 47, Vice President - Information Services since February 1996. Previously Staff Vice President - Information Services 1991-1996; Director - Corporate Information Services 1990 - 1991; Director - Software Support 1988. Joined Sonoco in 1988.

Allan V. Cecil, 55, Vice President - Investor Relations and Corporate Communication since January 1996. Prior to Sonoco was Vice President - Corporate Communication and Investor Relations, National Gypsum Company and previously with Mesa Petroleum Company. Joined Sonoco in 1996.

C. William Claypool, 61, Vice President - Paper since 1987. Previously Division Vice President - General Manager, Paper 1986 - 1987; Division Vice President 1980 - 1986; Regional General Manager 1977 - 1980. Joined Sonoco in 1977.

Peter C. Coggeshall, Jr., 53, Vice President - Administration since 1991. Previously Group Vice President - Global Paper 1990 - 1991; Vice President - Industrial Products 1986 - 1990; Vice President - Paper 1978 - 1986; Division Vice President/General Manager - Paper 1977 - 1978; Division Vice President Operations - General Products 1977. Joined Sonoco in 1969.

Harris E. DeLoach, Jr., 52, Executive Vice President with responsibility for the High Density Film Products, Industrial Container, Fibre Partitions, Protective Packaging, molded and extruded plastics, and Baker Reels since February 1996. Previously Group Vice President 1993 - 1996; Vice President - Film, Plastics & Special Products 1993; Vice President - High Density Film Products 1989 - 1993; Vice President Administration & General Counsel 1985 - 1989. Joined Sonoco in 1985.

Cynthia A. Hartley, 48, Vice President - Human Resources since 1995. Previously Vice President - Human Resources with National Gypsum Company, Dames & Moore and previous experience with Continental Can Company. Joined Sonoco in 1995.

OFFICERS

F. Trent Hill, Jr., 44, Vice President and Chief Financial Officer since 1995. Previously Vice President - Finance 1994 - 1995; Vice President - Industrial Products North America 1990 - 1994; Vice President - Finance 1987 - 1989; Vice President - Corporate Controller 1982 - 1987; Staff Vice President - Corporate Controller 1981 - 1982; Director of Audit & Taxes 1979 - 1981; Internal Audit Manager 1979. Joined Sonoco in 1979.

Ronald E. Holley, 54, Vice President - High Density Film Products since 1993. Previously Vice President - Total Quality Management 1990 - 1993; Vice President - Industrial Products 1987 - 1990; Division Vice President - Industrial Products 1985 - 1987; Division Vice President - Consumer Products 1983. Joined Sonoco in 1964.

Charles J. Hupfer, 50, Vice President, Treasurer and Corporate Secretary since 1995. Previously Treasurer 1988 - 1995; Director of Tax and Audit 1985 - 1988; Director - International Finance & Accounting 1980 - 1985; Manager of Corporate Accounting 1978 - 1980; Manager of Financial Reporting 1975 - 1978. Joined Sonoco in 1975.

J. Randy Kelley, 42, Vice President - Industrial Products, North America since 1994. Previously Division Vice President Industrial Container 1991 - 1993; Area Manufacturing Manager - Consumer Products 1988 - 1990; Manager - Special Projects 1986 - 1987; Plant Manager - Consumer Products, Naperville, Ill., 1984
- 1986. Joined Sonoco in 1978.

Raymond L. McGowan, Jr., 45, Vice President - Consumer Products since February 1997. Previously Vice President and General Manager - Consumer Products, U.S. and Canada 1994 - 1997; Division Vice President - Sales, Marketing & Technology, Consumer Products 1987 - 1992; Division Sales Manager - Consumer Products 1987; Division Marketing Manager 1985. Joined Sonoco in 1983.

Harry J. Moran, 64, Executive Vice President with responsibility for the Consumer Packaging Group since February 1996. Previously Group Vice President - Consumer Packaging 1993 - 1996; Vice President and General Manager - Consumer Packaging 1990 - 1993; Division Vice President & General Manager - Consumer Products 1985 - 1990; Division Vice President - Consumer Products 1983 - 1984. Joined Sonoco in 1983.

Earl P. Norman, Jr., 60, Vice President - Technology since 1989. Previously Staff Vice President - Business Development & Technology 1985 - 1986; Director
- Business Development & Technology 1985. Joined Sonoco in 1969.

Maurice M. Richardson, 62, Vice President of Sonoco and President of Sonoco Engraph since February 1996. Previously Chief Executive Officer - Sonoco Engraph's label, screen printing and paperboard carton businesses 1995 - 1996; President and Chief Operating Officer of Engraph 1994 - 1995; Executive Vice President and Chief Operating Officer 1992 - 1994; Group Vice President 1983 - 1992. Joined Sonoco in 1993.

Perry D. Smith, 46, Vice President & Managing Director - Sonoco Asia, L.L.C. since October 1996. Previously Managing Director - Sonoco Asia, L.L.C. 1994 - 1996; Director - Business Development, Asia Pacific 1992 - 1994; Director, Marketing, International (Asia) 1988 - 1992. Joined Sonoco in 1988.

DIVISION AND STAFF OFFICERS

James A. Albright, 52, Staff Vice President - Technology, Consumer Packaging Group since January 1997. Joined Sonoco in 1992.

Jim C. Bowen, 46, Vice President - Manufacturing North America, Paper since 1994. Joined Sonoco in 1972.

Gary A. Crutchfield, 47, Division Vice President - Industrial Container since 1994. Joined Sonoco in 1974.

Rodger D. Fuller, 35, Division President - Consumer Products, Europe since March 1997. Joined Sonoco in 1985.

Larry O. Gantt, 59, Vice President - Operating Value since February 1997. Joined Sonoco in 1963.

Robert J. Giangiorgi, 54, Staff Vice President - International Business Development, Consumer Packaging Group since January 1997. Joined Sonoco in 1983.

Donald M. Gore, 47, Division Vice President - Sales and Marketing, Industrial Products North America since 1996. Joined Sonoco in 1972.

John M. Grups, 46, Division Vice President - Global Operations, Consumer Packaging, since February 1997. Joined Sonoco in 1976.

Linda O. Hill, 48, Staff Vice President - Global Technology since June 1996. Joined Sonoco in 1966.

John D. Horton, 54, Division Vice President - Sales & Marketing, High Density Film Products since 1988. Joined Sonoco in 1972.

Kevin P. Mahoney, 41, Staff Vice President - Corporate Planning since February 1996. Joined Sonoco in 1987.

John J. Mikula, 55, Division Vice President - Sonoco Packaging Systems since October 1996. Joined Sonoco in 1986.

John L. Newsome, Jr., 50, Division Vice President - Integrated Supply Chain since September 1996. Joined Sonoco in 1969.

Charles F. Paterno, 40, Division Vice President - Industrial Products/Paper, Europe since January 1996. Joined Sonoco in 1983.

Frank J. Popelars, 55, Staff Vice President - Corporate Controller since 1993. Joined Sonoco in 1983.

Charles W. Reid, 58, Division Vice President and General Manager - Baker Division since 1988. Joined Sonoco in 1988.

J.C. Rhodes, 58, Division Vice President - Operations Support since 1991. Joined Sonoco in 1961.

Juan Roman, 55, Vice President - Industrial Products/Paper, South America since 1993. Joined Sonoco in 1984.

James H. Shelley, 53, Staff Vice President - Employee Relations & Labor Counsel since 1980. Joined Sonoco in 1965.

Eddie L. Smith, 45, Division Vice President/General Manager - Flexible Packaging since December 1996. Joined Sonoco in 1989.

Karl Svendsen, 55, Division Vice President - Operating Resources, Industrial Container since 1994. Joined Sonoco in 1970.

David Thornely, 52, Managing Director - Sonoco Australasia since 1994. Joined Sonoco in 1991.

Rex E. Varn, 38, Division Vice President - Manufacturing, High Density Film since October 1996. Joined Sonoco in 1980.


SUBSIDIARY/AFFILIATE OFFICERS

PAPER STOCK DEALERS, INC.
J. Blake Boyd, 44, President - Paper Stock Dealers, Inc. since 1989. Joined Sonoco in 1976.

PAPETERIES DU RHIN
Pierre Lhomme, 74, President - Papeteries Du Rhin since 1986. Joined Sonoco in 1990.

SHOWA MARUTSUTSU
Isao Sato, 65, Chairman of Showa Marutsutsu Company, Ltd. and Showa Products Company Ltd. since 1995. Joined Showa Marutsutsu in 1954.

Jun Sato, 36, President - Showa Marutsutsu and Showa Products since 1995. Joined Showa Marutsutsu in 1986.

SONOCO ASIA
Perry D. Smith, 46, Corporate Vice President & Managing Director - Sonoco Asia, L.L.C. since October 1996.

SONOCO ENGRAPH
Maurice M. Richardson, 62, President of Sonoco Engraph since 1994.

William J. Biedenharn, 44, President - General Manager, Labels, Sonoco Engraph since January 1996. Joined Sonoco in 1985.

SONOCO CONTACT INFORMATION
Information on whom to contact for answers about questions related to Sonoco is listed for your convenience.

SONOCO STOCK
Common - Ticker symbol: SON
Preferred - Ticker symbol: SONprA
Sonoco stock is traded on the New York Stock
Exchange.

CORPORATE OFFICES
North Second Street
Hartsville, SC 29550-3305
(803) 383-7000
Fax:    (803) 383-7008

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L. P.
NationsBank Corporate Center
100 North Tryon Street, #3400
Charlotte, NC 28202-4015

LEGAL COUNSEL
Sinkler & Boyd, P.A.
P.O. Box 11889
Columbia, SC 29211-1889

SHAREHOLDER SERVICES
Sonoco
Treasurer - BO1
P.O. Box 160
Hartsville, SC 29551-0160 (803) 383-7277

INVESTOR RELATIONS AND CORPORATE
COMMUNICATION
Sonoco
Corporate Communication - A46
P.0. Box 160
Hartsville, SC 29551-0160
(803) 383-7635
Fax: (803) 383-7478

SONOCO INTERNET SITE
http://www.sonoco.com

EQUAL OPPORTUNITY
Sonoco believes that a diverse work force is required to compete successfully in today's global markets. The Company provides equal employment opportunities its global operations without regard to race, color, age, sex, religion, national origin or physical disability.

ANNUAL MEETING OF SONOCO SHAREHOLDERS
The annual meeting of shareholders will be held at the Center Theater on Fifth Street in Hartsville, S.C., at 11:00 a.m., Wednesday, April 16, 1997.

SONOCO NEWS RELEASES
Copies of the Company's recent news releases are available on Sonoco's web site and, at no charge, via fax by calling PR NewsWire's "Company News On-Call" at 1-800-758-5804, Sonoco code #805487.

FORM 10-K AVAILABLE
A copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission may be obtained by shareholders without charge after April 1, 1997, by writing to:
     Sonoco
     Corporate Communication - A09
     P.O. Box 160
     Hartsville, SC 29551-0160

DIVIDEND REINVESTMENT
A dividend reinvestment plan is available to record Sonoco shareholders. For more information write to:

Wachovia Bank of North Carolina, N.A.
P.O. Box 8218
Boston, MA 02266-8218

DIRECT DEPOSIT OF DIVIDENDS
To request automatic deposit of cash dividends to checking, savings or money market accounts that participate in the Automatic Clearinghouse System contact:

Wachovia Bank of North Carolina, N.A.
P.O. Box 8218
Boston, MA 02266-8218

SHARE ACCOUNT INFORMATION
Transfer Agent
Shareholders with inquiries concerning their accounts should contact:
Wachovia Bank of North Carolina, N.A.
P.O. Box 8218
Boston, MA 02266-8218
1-800-633-4236

Requests for stock transfer should be sent to:
        Wachovia Bank of North Carolina, N,A.
        P.O. Box 8217
        Boston, MA 02266-8217