Form 10-K, Exhibit 13
period 1997-12-31
SONOCO PRODUCTS CO
filed 1998-03-13
CIK 91767

                                                                     EXHIBIT 13

                                     SONOCO

                       COMPARATIVE HIGHLIGHTS (UNAUDITED)

                                       Years ended December 31
----------------------------------------------------------------------------------------------------------
                                              1997           1997                        Change excluding
(Dollars in thousands except per share)      Actual       Comparative*         1996      impairment charge
----------------------------------------------------------------------------------------------------------
Net sales ...........................  $ 2,847,831        $    --        $  2,788,075          2.1%
Gross profit ........................      639,739             --             639,970          0.0%
Net income (loss) available to
  common shareholders ...............         (444)         174,056           163,675          6.3%
Return on common equity .............         (0.1)%           20.2%             21.1%        (4.2)%
Return on total equity ..............          0.3%            19.0%             18.3%         3.8%
Return on net assets ................          0.0%            10.8%              9.5%        13.9%
Return on net sales .................          0.0%             6.1%              6.1%        (0.5)%
Number of employees .................       19,000             --              19,000          0.0%
Number of locations .................          300             --                 290          3.4%
Number of shareholder accounts ......       43,000             --              42,000          2.4%
Per common share
----------------
  Net income available to common
  shareholders - basic ..............  $       .00        $    1.90      $       1.81          5.0%
               - diluted ............          .00             1.81              1.73          4.6%
Cash dividends - common .............         .705             --                .645          9.3%
Ending common stock market price             34.69             --               25.88         34.0%
Book value per common share .........         8.86             --                8.91         (0.6)%
Price/earnings ratio ................          .00            19.16             14.96         28.1%
==========================================================================================================

* The 1997 comparative results reflect the Company's performance excluding the impact of the $174.5 million after-tax, one-time asset impairment charge. See Note 3 to the Consolidated Financial Statements for further information.

---------------------------------------------------------------------------------------------------
Selected Quarterly Financial Data            First       Second         Third          Fourth
(Dollars in thousands except per share)     Quarter      Quarter        Quarter        Quarter
---------------------------------------------------------------------------------------------------
1997
Net sales...............................    $687,648     $714,167       $709,588       $736,428
Gross profit............................     151,971      166,146        153,407        168,215
Net income (loss) available to
   common shareholders..................      40,180       44,684         41,247       (126,555)(1)
Per common share(2)
----------------
  Net income (loss) available to
  common shareholders - basic...........    $    .45     $    .50       $    .45       $  (1.32)
                      - diluted.........         .43          .47            .43          (1.32)
  Cash dividends - common...............        .165          .18            .18            .18
  Market price - high...................       27.63        31.13          34.94          35.38
               - low....................       24.88        26.25          30.44          32.13
---------------------------------------------------------------------------------------------------
1996
Net sales...............................    $669,231     $689,855       $703,422       $725,567
Gross profit............................     156,357      167,634        157,946        158,033
Net income available to
  common shareholders...................      41,307       44,814         38,073         39,481
Per common share(2)
----------------
  Net income available to common
  shareholders - basic..................    $    .45     $    .49       $    .42       $    .44
               - diluted................         .43          .47            .40            .42
  Cash dividends - common...............         .15         .165           .165           .165
  Market price - high...................       28.88        29.25          30.88          28.13
               - low....................       25.75        26.00          27.13          24.88
===================================================================================================

(1)  Includes the asset impairment charge of $174.5 million after tax.
(2) Restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See Note 17 to the Consolidated Financial Statements.


NET SALES(billions $)
(GRAPH)

NET INCOME AVAILABLE TO
COMMON SHAREHOLDERS (millions $)
(GRAPH)

EARNINGS PER SHARE (DILUTED) ($)
(GRAPH)

SHAREHOLDERS' EQUITY (millions $)
(GRAPH)

                           INDUSTRIAL PACKAGING REVIEW

THE BUSINESSES REVIEWED IN SONOCO'S INDUSTRIAL PACKAGING SECTOR INCLUDE: THE INTEGRATED TUBE, CORE, CONE AND PAPERBOARD OPERATIONS; INJECTION MOLDED AND EXTRUDED PLASTICS; PROTECTIVE PACKAGING; WIRE AND CABLE PACKAGING; PACKAGING SERVICES; ADHESIVES AND CONVERTING MACHINERY. THESE BUSINESSES ACCOUNT FOR APPROXIMATELY 56% OF SALES.

           SONOCO IS TRULY A GLOBAL PRESENCE IN INDUSTRIAL PACKAGING.

         GLOBAL INDUSTRIAL PRODUCTS Sonoco manufactures high-value tubes, cores and cones, and provides packaging materials and services used by a variety of the world's industries in their winding and converting processes. Major markets for these products include textiles, paper, film, tape, foil, metal and specialty markets. Most of this division's more than 60,000 products are highly engineered industrial carriers designed to meet the rapidly changing requirements of the high-speed machinery used in modern manufacturing environments around the world.

         The tube, core, cone and paperboard business is the Company's oldest operation. Sonoco is the only company providing customers with world-class tubes and cores on a truly global basis. Sonoco's oldest business has significant growth potential, with a worldwide market for tubes and cores estimated to be in excess of $4 billion.

         Sonoco is the global leader in these markets. We plan to continue growing through geographical expansion (following our customers around the world), technological innovations and supply-chain management services that add value for customers. We will also continue to pursue complementary acquisitions to existing businesses, both domestically and internationally.

                                   (PICTURE)

         GLOBAL REACH During 1997, the Company expanded its global reach in the tube and core manufacturing area with the acquisition of a tube producer in England and a new operation in Chile. In addition, the Company set up two industrial products service operations: one in West Virginia, providing special packaging services to a major customer, and one in North Carolina to be closer to a large tube customer. In the first half of 1998, Sonoco will begin operations in Turkey and expects to start operations later in the year in Poland to serve a major customer who has been self-manufacturing their tubes and cores.

                                   (PICTURE)

         In China, the Company began producing tubes and cores on the site of its paper mill. These products will serve the growing Chinese textile, film and paper industries.

         Today, major international companies are expanding rapidly from their traditional markets to such areas as Eastern Europe, South America and Asia. However, to expand successfully in today's competitive markets, our customers need state-of-the-art equipment and technology, no matter where they want to operate in the world. And, they need world-class tubes and cores for their converting processes in such industries as paper, textiles, tapes, film and metals.

                                   (PICTURE)

         Sonoco is truly a global presence in industrial packaging, uniquely positioned technologically and geographically to benefit from these worldwide opportunities.

         Sonoco is the market leader in most industrial product lines in North America, Europe, Australasia (Australia and New Zealand) and South America. Our growth strategy for these businesses is to maintain and expand our leadership positions by being the most cost-effective, high-value supplier of the preferred products and quality in the marketplace.

         The North American industrial products operations had a strong year in 1997, with good volume gains in nearly every business segment. Price remained a factor in 1997 as it has been for the last couple of years. However, these operations continued to show strong growth, lead by tube and core volume up over 8% for the year.

         Sonoco's technology and ability to provide high-quality tubes and cores around the world are major growth factors

                          INDUSTRIAL PACKAGING REVIEW


in the industrial products segment.

         Sonoco's tubes and cores must meet today's increasingly automated process requirements, including carrying heavier loads and winding at faster speeds. Sonoco, with its extensive research and development facilities, is leading this tube-making revolution. Customers require consistent, high quality everywhere in the world they do business.

                                   (PICTURE)

         During 1997, Sonoco continued its strategy of expanding services provided to packaging customers, particularly in the paper industry through Sonoco Packaging Services (SPS(TM)). SPS is designed to customize product and service offerings depending on our customers' needs. For certain customers, SPS has assumed supply-chain management responsibilities for all packaging requirements. Sonoco expects packaging services to continue growing as more customers focus resources on their primary competencies and seek SPS supply-chain services for support.

         Sonoco Europe continued its strong performance in 1997. As in North America, volume increased in key market segments, including textiles, film and paper. Sonoco continues to look for opportunities to expand operations throughout Europe.

                                   (PICTURE)

         Sonoco Asia is managing the Company's industrial and consumer packaging growth in that region of the world. Our operations in Asia are a relatively small part of the Company, but we view Asia as a major contributor to Sonoco's future beyond the year 2000.

         The Company progressed in building its integrated tube, core and paper operation in Brazil. Sonoco is the leading tube producer in South America and will continue growing in this region to meet customer demand.

         In addition to new tube technology, Sonoco has been redesigning the way it manufactures and serves its industrial packaging customer base. The Company completed a new, state-of-the-art order fulfillment center in Hartsville during 1997. Sonoco is developing systems that will dramatically increase order entry efficiency and customer service.

         The Company began pilot programs for the new systems during 1997, with full implementation expected in 18 to 24 months.

         Overall, the performance of our tube and core operations around the world has been strong. Sonoco is a global supplier; the only company in the world positioned to supply high-value tubes and cores to customers wherever they do business. Our goal in building Sonoco's traditional businesses is to maintain strong current performance while also positioning for future growth.

                                   (PICTURE)

         PAPER OPERATIONS Sonoco's long-term strategy is to build its tube and core operations as vertically integrated businesses. As a result, Sonoco is not only a global packaging leader, but also one of the world's leading producers of recycled paperboard used to make converted products. The Company has the capacity to manufacture nearly 1.6 million tons of board annually, of which approximately 85% is captively consumed. The Company is investigating options that will further increase the percentage of paper used internally.

         Sonoco operates 26 paper mills, 37 paper machines and a network of 46 recovered paper collection facilities around the world. All but one of Sonoco's paper machines produces 100% recycled paperboard. In a joint venture with Georgia-Pacific Corporation, the Company operates a Fourdrinier machine with the capacity to produce approximately 186,000 tons of corrugating medium annually. All of this output is for Georgia-Pacific. This machine uses a combination of recovered paper and wood chips as raw material. Sonoco owns or manages over 80,000 acres of timberland to supply the wood chips for this operation.

         As one of the world's largest collectors and consumers of recovered paper, the Company processed more than two million tons of this primary raw material in 1997. A strong collection arm is vital to Sonoco's vertical integration strategy and our ability to

                          INDUSTRIAL PACKAGING REVIEW


manage the sometimes-volatile swings in the prices of recovered paper, especially old corrugated containers (OCC). In addition, internal collection and purchasing contracts give the Company more control over the supply of raw material and, ultimately, more control over the quality of the paperboard produced by the mills. Sonoco's collection arm includes a subsidiary (Paper Stock Dealers, Inc.), collection sites at the Company's mills and paper stock collection facilities in several other countries, including Canada, Mexico and China.

                                   (PICTURE)

         As previously mentioned, the paper operations were negatively affected by the extremely low industry pricing for linerboard and corrugating medium, the two commodity grades of board produced for resale by Sonoco. With the exception of this pricing issue, our paper operations had a very strong year in 1997. A wide variety of capital projects initiated the past couple of years, including the addition of a new boiler and rebuild of several paper machines at the Company's largest paper mill in Hartsville, and the rebuild of the Marquette mill in France, improved productivity and quality.

                                   (PICTURE)

         ADHESIVES AND MACHINERY Sonoco's vertical integration carries over to its adhesives and machinery manufacturing operations.

         These groups operated at full capacity throughout 1997, supporting the continuing market leadership of Sonoco's paper converting businesses.

         MOLDED AND EXTRUDED PLASTICS Sonoco's injection molded and extruded plastics operation, Sonoco Crellin, had another strong year in 1997. Sonoco Crellin serves customers primarily in the textile industry with a full range of plastic tubes, cores and cones. In addition, customers who purchase wooden and metal reels for wire and cable are also able to purchase their plastic reel requirements from Sonoco.

         This operation has strong design and technical capabilities that continue to provide innovative support to other Sonoco operations. For example, a major portion of injection molded parts for the caulking cartridge operation is supplied by Sonoco Crellin.

         We have developed a heat-resistant plastic tray that has been helping quick service restaurants increase productivity in their kitchen operations. This product continued to add volume during 1997 and is expected to be a good performer in 1998 as more quick service restaurants replace metal trays with plastic.

         This business serves customers from 13 plants in the United States, one in the Netherlands and one in Germany, with potential to grow in its existing markets, which also include filtration, fiber optics, automotive parts and plumbing.

         In February 1998, the Company announced the purchase of Burk, a manufacturer of injection and extrusion molded plastics products. Burk, with three plants in Germany, provides additional support for our tube and core offerings to the textile industry.

                                   (PICTURE)

         PROTECTIVE PACKAGING Sonoco's protective packaging products include Sonopost(R) corner posts for major appliance packaging and a new product, Sonobase(TM) supports, an alternative to wood bases currently used in the appliance industry.

         Our protective packaging products use Sonoco paperboard as their raw material. All of these packaging products can be recycled in most municipal recycling systems.

         Serving customers from four operations in the United States, this operation grows by working closely with customers to supply specific products, and by designing and managing their entire protective packaging requirements.

         WIRE AND CABLE PACKAGING Sonoco's Baker Reels Division is the leading producer of nailed-wood, plywood and metal reels for the wire and cable industry in the United States. This operation serves customers from six manufacturing sites and 26 warehouse locations across the United States. Sonoco Baker showed strong growth in 1997 by increasing market share through strategic partnerships with customers.

         PARTITIONS AND INDUSTRIAL CONTAINERS This sector also included for the first three quarters of 1997 the partitions operations that produced fibre partitions used to protect a variety of products in their shipping cartons. The industrial containers operations, which produced plastic drums, fibre drums, and intermediate bulk containers, were included in this sector for the entire year. As previously noted, industrial containers operations will no longer be part of the Company's product portfolio.

                          CONSUMER PACKAGING REVIEW

SONOCO'S COMPOSITE CAN OPERATIONS MAKE UP THE MAJORITY OF SALES AND EARNINGS IN THE CONSUMER PACKAGING BUSINESS SEGMENT. THIS SEGMENT ALSO INCLUDES: HIGH DENSITY FILM PRODUCTS; FLEXIBLE PACKAGING; AND SEVERAL PACKAGING SPECIALTIES AND SERVICE OPERATIONS.

                                   SONOCO IS
                                REVOLUTIONIZING
                                  THE ROLE OF
                                 COMPOSITE CANS
                                 IN PACKAGING.


     CONSUMER PRODUCTS Sonoco is the world leader in the manufacture of composite cans, revolutionizing their role in packaging with technological breakthroughs in size, shape, shelf life, product protection, ease of opening and range of products that can be packaged in them.

     Composite cans, also called paperboard cans, are a dynamic package manufactured with a paperboard body, often metal, film, paper, plastic or foil membrane end closures and, depending on specifications, protective liners. Most of the cans manufactured by Sonoco contain more than 50% recycled materials. Composite cans are popular packages in such markets as snack foods; powdered beverages, including infant formula; frozen concentrates; refrigerated dough and pastries; nuts; coffee; cleansers; adhesives and sealants; and other products. These are all solid markets with significant, worldwide growth potential. Over the next few years, Sonoco's composite can business should reach over $1 billion in sales. In addition to composite cans, Sonoco also manufactures plastic and fibre cartridges for the petroleum, adhesives and sealants industries.

     Sonoco's global strategy for composite cans is to continue growing with customers by developing new technologies that will provide enhanced marketability and open additional markets not previously available to composite cans.

     Coffee is a good example of a product that was not formerly in this package. Most pre-ground coffees are in metal cans. In 1996, Sonoco introduced a new composite can for packaging ground coffee that is winning significant consumer acceptance. In 1997, the coffee cans earned a package of the year award from the Institute of Packaging Professionals (IOPP).

                                   (PICTURE)

     Also during 1997, two of the Company's composite can innovations, the ring-pull mirastrip for easier opening of juice concentrate cans in Canada, and a novelty twist can for candy in Germany won Worldstar awards from IOPP.

                                   (PICTURE)

     Sonoco's active development projects in composite can technology are enhancing product protection and adding to shelf life, improving opening features, emphasizing the graphic and shelf appearance of the package, and lowering system and distribution costs. These benefits continue to generate significant interest from marketers in a variety of product lines from cereals and cookies to inks and detergents.

                                  (PICTURE)

     In 1996, Sonoco developed a rectangular composite can for Lipton's introduction of a new line of iced tea drinks. In 1998, Sonoco's customers will introduce several new products in this uniquely shaped canister.

     The Company enjoys many long-term relationships with the world's most sophisticated packaging users and marketers. These relationships allow Sonoco's packaging development specialists to work on new-generation packages tuned precisely to customer requirements. In some cases, like Pringles(R) potato snack, the package plays an important role in identifying the product.

     A major factor in the growth of Sonoco's composite can business is its substantial cost advantage over competitive packaging. Sonoco's position evolves from its competitive investment costs, efficient operations, successful purchasing initiatives, development of lower-cost, higher-quality materials and the Company's vertical integration. Sonoco's flexible packaging operations supply some liners and labels for the composite can operations, and the Company's own metal processing facilities supply metal ends. Sonoco's paper mills produce some of the paperboard used for the can bodies, and the Company also produces its own adhesives.

     Sonoco continued to expand its composite can operations and facilities during 1997. The Company formed a joint venture in Brazil, Sonoco For-Plas, and a joint venture in Chile, Sonoco de Chile. The snack food can manufacturing plant in Jackson, Tenn., has more than doubled its capacity and will complete construction of its third building early in 1998. Currently, Sonoco has 47 can manufacturing operations around the world, with plans to continue expanding to meet growing customer demand. The Company has other Latin American can manufacturing operations in Mexico, Puerto Rico, Colombia and Venezuela. In Europe, Sonoco's plants are in England, France, Germany and Belgium. In Indonesia, Sonoco Asia became sole owner of our composite can operation in that country.

     Headquarters for the Sonoco Asia can operations are in Singapore, an area of expected future growth for this innovative

                          CONSUMER PACKAGING REVIEW

package. As with Sonoco's industrial packaging, more than 80% of the sales and earnings of this product line are currently from customers in North America.

                                   (PICTURE)

     In the United States, Sonoco's composite can performance benefited from the full-year results of the August 1996 acquisition of the Specialty Packaging Group, which added about $35 million in sales. This acquisition is a good example of the type of tactical acquisition that will continue to be a major element in Sonoco's growth plans.

     The Company will look globally to grow the composite can business by redefining markets, working closely with customers to become their preferred packaging supplier and using technology to anticipate the future requirements of the consumer packaging marketplace. Technical innovations that provide new and novel uses of the composite can will continue to support the ongoing growth of this remarkable business.

     Sonoco's composite can operations are a major component of the Company's current and long-term growth potential. This business is a global leader. It is driven by innovative technology, in which Sonoco is the acknowledged leader, and presents the Company with a variety of opportunities to add value for customers worldwide.

                                   (PICTURE)

FLEXIBLE PACKAGING Sonoco entered the flexible packaging business with the 1993 acquisition of Engraph, Inc. Formerly known as Morrill Press, the business was renamed Sonoco Flexible Packaging in December 1995. The fit of flexible packaging into Sonoco's consumer packaging mix is excellent. These businesses share the same customer base, use similar raw materials, have integrated supply opportunities, draw on similar research, development and technical resources, and are focused on growth.

     The Company has several ongoing projects to develop the vertical integration possibilities between flexibles and composites in the areas of lamination, liners, labels and other package components. The flexible packaging business is growing in its direct support of Sonoco's composite cans. The synergies have proven beneficial to both businesses.

                                   (PICTURE)

     Sonoco Flexible Packaging focuses on serving customers with high-quality graphics on paper, foil or film packages that protect products for longer shelf life. Customers include some of the best-known names in candy, gum, snacks, cookies and other products.

     Sonoco produces flexible packaging at three locations in the United States, operating seven rotogravure presses, including four wide-web Cerruti presses. This group is also involved with flexographic printing and laminating. During 1996, Sonoco announced a partnership with Keating Gravure Mold of North Wales, U.K., for the production of high-quality rotogravure cylinders. The new operation began production in Charlotte, N.C., to manufacture cylinders that will allow Sonoco's flexible packaging to bring the quality of rotogravure printing to a broader flexible packaging market.

                                   (PICTURE)

     In 1996, this business was experiencing considerable start-up costs with two new presses. With the installation of these presses completed, the business improved significantly in 1997. Sonoco has plans to continue growing the flexible packaging business by serving specific, niche areas of the multi-billion dollar flexible packaging marketplace. This operation is expected to be a good contributor to the consumer segment in 1998.

CAPSEALS LINERS Sonoco Capseals produces seals used as closures inside bottles and jars. Based in England, this business supplies customers in more than 70 countries with state-of-the-art seals that enhance product protection and seal integrity.

     This operation fits well within Sonoco's consumer packaging group with markets, equipment, technical resources and raw materials that are virtually the same as the composite can and flexible packaging businesses.

     Sonoco Capseals plans to continue expanding its customer base by developing new products and adding new seal technology like the Integrasafe(R)

                          CONSUMER PACKAGING REVIEW

Hologram Seals that help customers combat product counterfeiters, as well as reduce tampering and in-store sampling.

                                   (PICTURE)

FOLDING CARTONS, GLASS COVERS AND COASTERS

Sonoco acquired paperboard cartons as one of several businesses in the 1993 Engraph acquisition. Currently, Sonoco produces cartons at two plants. The Company is looking at several alternative strategies for this business.

     Sonoco is the leading producer of coasters and glass covers that play an important role in image identification for hotels, restaurants, hospitals and other businesses. This has been a strong business and plans are to continue operating the coasters and glass cover operations.

                                   (PICTURE)

     HIGH DENSITY FILM PRODUCTS Sonoco is the leading producer of high-density, high-molecular weight, plastic carry-out grocery bags in the United States, with about 35% of the grocery bag market. Other products manufactured by this operation include plastic bags for the high-volume retail market, convenience stores, the developing quick service restaurant market and agricultural mulch film.

     During 1997, the bag operations were negatively affected by high resin costs and low selling prices. Improved productivity partially offset these factors.

     The Company added several new machines to its plants during the past two years, upgrading processes and significantly increasing efficiency and productivity. Sonoco invested more than $50 million over the past three years to make its high density film plants the most modern in the world. As the leader in this business, Sonoco is positioned to benefit from the consolidation that is taking place in this industry. The Company currently has the capacity to produce more than 18 billion plastic bags annually.

     Demand for Sonoco's high density film products has remained strong due to the quality, service and value-added innovations that keep the Company the industry leader. This operation is continuing its growth by converting additional business from paper to plastic bags in the nation's largest supermarkets. In addition, the Company is working closely with customers to develop products for other areas of the store, including bakeries and delicatessens.

     Sonoco is working closely with distributors to expand business within smaller chains, independent supermarkets and the retail market. The Company's strategy is to work with customers to provide an entire bagging system that allows stores to lower their total "wrap costs." This means quicker bagging, less double bagging and more items per bag. The system also includes reductions in inventory and distribution costs. This lowest-total-cost program results in stores spending less money on their overall bagging costs.


                                   (PICTURE)

     Sonoco entered the agricultural film business in the early 1990s. Using film as mulch began as a development project and has continued to expand by providing vegetable and melon growers with a more cost-effective method of growing their crops. A great deal of tomato production is now taking place in Mexico, and Sonoco is the only non-Mexico based supplier providing mulch film for this market. Sonoco's agricultural film, benefiting from Sonoco's technology expertise, is now a leader in this niche market.

     Other development projects on which the group continues to work include the quick service restaurant market and QuikTab(TM) bags, new bags for use within other areas in the supermarket such as bakeries and produce departments.


     PACKAGING SERVICES Sonoco is developing a new packaging services business that is aimed at helping customers lower total costs and improve their operational performance by managing their packaging supply chain for them. Currently, Sonoco is developing this service with Gillette, where it manages the packaging of their North American line of razors and blades.

     The Company believes that as this packaging management system becomes more refined, more customers will realize the benefit of having a supplier with packaging and systems expertise guide their packaging requirements.

     LABELS In January 1998, the Company signed a letter of intent to sell its North American labels operations. In addition, Sonoco is exploring the sale of some other businesses related to Sonoco Engraph.

     GROWTH DRIVER Sonoco is manufacturing some of the most exciting product lines in the consumer packaging industry. The Company is a global leader and is committed to continued growth in consumer packaging markets around the corner and around the world.

                      MANAGEMENT'S DISCUSSION & ANALYSIS

STATEMENTS INCLUDED IN MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THAT ARE NOT HISTORICAL IN NATURE, ARE INTENDED TO BE,
 AND ARE HEREBY IDENTIFIED AS, "FORWARD LOOKING STATEMENTS" FOR PURPOSES OF THE SAFE HARBOR PROVIDED BY SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS
     AMENDED. THE COMPANY CAUTIONS READERS THAT FORWARD LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, THOSE RELATING TO THE COMPANY'S FUTURE BUSINESS PROSPECTS, REVENUES, RAW MATERIAL PRICES, WORKING CAPITAL, LIQUIDITY, CAPITAL
NEEDS, INTEREST COSTS AND INCOME ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN THE
                          FORWARD LOOKING STATEMENTS.

For Sonoco, 1997 was an excellent year in terms of increasing shareholder value and positioning the Company for future growth. We took a series of steps to implement strategic portfolio decisions as well as to implement several internal programs to increase customer satisfaction, cost effectiveness and sales growth.

     Most recently, we announced decisions to sell certain operations that did not meet our strategic criteria. These dispositions will allow the Company to focus attention and resources on its more traditional businesses.

     Operationally, our traditional businesses of tubes, cores, paperboard and composite cans had very strong years, increasing sales volume as a result of strong economies and market share gains. Most of our specialty businesses also had good years.

     Operating performance during the year was negatively affected by three issues: the Company's failure to achieve satisfactory performance in the labels operations; the extremely low pricing and higher materials costs for commodity grades of paperboard that Sonoco produces; and escalating resin costs and low prices in the high density film products operations. Those three issues alone affected 1997 results by approximately $.21 per share on a diluted basis. Excluding the impact of these three issues and a one-time after-tax asset impairment charge of $174.5 million, 1997 results would have exceeded the Company's 10% to 15% earnings growth goals.

     In 1997, Sonoco took many actions to enable the Company to achieve its earnings goals in 1998 and beyond. In mid-December 1997, Sonoco signed a letter of intent to sell the industrial containers business to Greif Bros. Corporation for approximately $225 million. This operation had annual sales of approximately $205 million and was profitable. However, the Company believes this is an industry that requires consolidation. Sonoco concluded that the Company would better serve shareholders by concentrating resources on its traditional businesses. The industrial containers sale is expected to be completed in the first quarter of 1998, and will result in a one-time, after-tax gain of approximately $55 million.

     In early January 1998, Sonoco signed a letter of intent to sell the Company's North American labels operations to CCL Industries for approximately $100 million. The sale of the North American labels operation is expected to be completed in the first quarter of 1998. The Company is also investigating the sale of several other businesses related to the Sonoco Engraph operations. These businesses had combined 1997 sales of approximately $230 million. In anticipation of the sale of these businesses, Sonoco recorded a non-cash, one-time asset impairment charge in the fourth quarter of $174.5 million after tax to reflect the difference between the carrying value and anticipated proceeds from the sales of these businesses.

     The net cash proceeds from the sale of the North American labels and the industrial containers businesses are expected to be approximately $300 million, of which $150 million will be used for a stock repurchase program, with the remainder used for debt reduction and other corporate purposes. The Company expects the stock buyback, the sales of the labels and containers businesses and other proposed sales to add about $.05 per share, on a diluted basis, to Sonoco's earnings beginning in 1998.

     In the first quarter of 1997, Sonoco sold its screen print operations, which had been acquired as part of the October 1993 acquisition of Engraph, Inc. During the third quarter, the Company contributed its partitions operations in exchange for a 35% interest in RTS Packaging, a joint venture with Rock-Tenn Company. The partitions industry was facing consolidation of its customer base and was an industry the Company believed needed consolidating.

     Sonoco is a packaging company, not a paper company. However, earnings have been affected by the price volatility of the commodity paper grades sold. Although pricing began to improve for these products in the fourth quarter of 1997, prices during the first three quarters reached their lowest levels since 1978, depressing the profit performance of the Company's paper operations. The Company is investigating ways of reducing the volatility from these businesses, including implementing a plan that will eventually convert the Canadian linerboard mill to paperboard for composite cans, which Sonoco will use internally.

     The high density film operations experienced difficult cost/price issues during 1997. Resin costs have recently begun to decrease and the Company expects these operations to improve in 1998.

     Overall, consolidated net sales for 1997 were $2.85 billion, the highest in the Company's history, compared with $2.79 billion in 1996. The increase in sales resulted from volume gains in several businesses, most notably tubes and cores and composite cans. Acquisitions during 1996 and 1997 added approximately $70 million to year-over-year sales, while the 1996 and 1997 dispositions and the formation of the RTS Packaging joint venture reduced year-over-year sales by $77 million.

                                   [GRAPH]

     Gross profit margins decreased slightly to 22.5%, from the 23% reported in 1996. Lower selling prices and higher material and labor costs offset strong productivity gains. Productivity improvements were notable across the corporation, including decreased changeover times and reduced scrap. Cost-control programs throughout the Company reduced selling, general and administrative costs to 10.4% of sales, compared with 11.1% of sales in 1996.

     The Company's effective tax rate in 1997 was 94.3%, as deferred tax benefits of only $51.9 million on the $226.4 million asset impairment charge related to assets held for sale were recognized. Excluding the impact of this transaction, the effective tax rate would have been 38.6% for the year, compared with 38.4% in 1996.

     Net income for 1997 was $2.6 million, including the one-time $174.5 million after-tax asset impairment charge on assets held for sale. Excluding the effect of the one-time charge, net income would have been $177.1 million, compared with $170.9 million in 1996. In 1997, diluted earnings per share were $.00, or $1.81 excluding the one-time charge, compared with $1.73 in 1996.

     Capital expenditures in 1997 were $230.7 million, compared with $232 million in 1996. Capital spending continues to support the Company's Vision 2000 strategy to grow largely through internal expansion, which Sonoco expects to result in higher returns on invested capital. Capital projects were focused on increasing productivity and introducing new technology to several of the businesses, such as the new industrial products order fulfillment center completed in 1997. Work on the rebuild of several paper machines at the Company's largest paper mill as well as the installation of a new boiler, was completed in 1997. Work began to rebuild several other paper machines in Richmond, Va., as well as to upgrade machinery at the North Vernon, Ind., high density film products operation. The Company expanded its composite can operations in Jackson, Tenn. and Londerzeel, Belgium.

     In 1997, acquisition spending totaled $17.6 million, compared with $94.2 million in 1996. Acquisitions in 1997 included a tube and core manufacturer in England and a machinery manufacturer in St. Louis, Mo. In addition to the acquisitions, Sonoco entered into joint ventures in Brazil and Chile. The Company plans to continue its strategy of making tactical acquisitions that complement its current businesses. While there are no current plans for a large acquisition, the Company will evaluate opportunities as they arise.

     Research and development costs charged to expense were $17.8 million for 1997, compared with $17.5 million for 1996. Sonoco is committed to maintaining a competitive advantage in its traditional businesses through technology leadership and global capability. Early in 1998, the Company's active research and development projects were transferred almost entirely to the operating businesses to concentrate the research and development spending on projects that have a direct impact on new products and new processes to meet customer requirements.

     SEGMENT REPORTING Sonoco reports its results in two primary segments, Industrial Packaging and Consumer Packaging. International results are reflected in the appropriate segment based on the products produced or the markets served. Operating profit is revenue less operating costs, excluding interest and income taxes.

                      MANAGEMENT'S DISCUSSION & ANALYSIS

     INDUSTRIAL PACKAGING The industrial packaging segment represents approximately 56% of the Company's sales and includes the following businesses: tubes; cores; cones; paperboard; fibre drums; plastic drums; intermediate bulk containers; injection molded and extruded plastics; protective packaging; wood, plywood and metal reels for wire and cable packaging; adhesives; and converting machinery.

     Trade sales in this segment were $1.59 billion, an increase of 2% over the $1.56 billion recorded in 1996. Sales increased in this segment because of increased demand and market share gains, especially in the tube, core and paperboard businesses. Year-over-year sales comparisons were negatively affected by low selling prices for corrugating medium and linerboard; pricing pressures in several operations, and only recording nine months partitions sales because this operation became part of a separate joint venture in 1997.

                                   [GRAPH]

     Operating profit for this segment was $217.8 million, or 7.3% higher than the $202.9 million in 1996. Increased volume in nearly all operations, along with strong gains in productivity, contributed to increased earnings in this segment.

     In the global tube and core business, volume continued to increase in nearly all markets served around the world. The volume increases came from increased demand and from market share gains. The United States business, which was strong in all major market segments, showed a volume growth gain of more than 8%.

     Sonoco's paper operations include the Company's 26 paper mills, 37 paper machines and 46 paper collection facilities around the world. Annually, the paper mills have a capacity of approximately 1.6 million tons of cylinder board, of which Sonoco uses almost 85% in our converting operations. In addition, the Company has the capability to produce approximately 186,000 tons of corrugating medium on one machine that is run in partnership with Georgia-Pacific Corporation. All of the output from this machine goes to Georgia-Pacific. The Company also operates one machine in Canada that currently produces approximately 45,000 annual tons of linerboard, which is sold externally. The Company is planning to convert this linerboard capacity to produce composite can board for internal consumption.

                                   [GRAPH]

     Sonoco's primary raw material in the papermaking process is recovered paper, primarily old corrugated containers (OCC). OCC prices began to increase during 1997, and the Company increased paper selling prices in August to help offset this increase. Also in the fourth quarter, selling prices began to increase for corrugating medium from what were close to historical lows during most of the year. Overall, the lower selling prices on corrugating medium and linerboard combined with higher material costs negatively affected operating profit in the industrial segment by $8 million in 1997, compared with 1996.

     The Company's industrial container operations saw sales drop as a result of loss of volume in the fibre drum business and lower selling prices in 1997, compared with 1996. Volume in the intermediate bulk container business, however, continued to increase during the year. In December 1997, Sonoco signed a letter of intent to sell the industrial container businesses for approximately $225 million. The Company expects the sale to be completed during the first quarter of 1998. If industrial container business results were excluded from the industrial segment and compared to the same periods last year, 1997 fourth quarter and full-year operating profits for this segment would have been up 29.4% and 9%, respectively.

     New products for the quick service restaurant market helped Sonoco's injection molded and extruded plastics operations increase both sales and profits during 1997. Sonoco developed a new heat-resistant tray used in the food warming process that has been helping restaurants improve productivity in their kitchens. These operations serve customers with a variety of plastic products, including tubes, cores and cones; reels for wire packaging; filtration tubes; automotive parts; plumbing; and other products.

     The protective packaging operations continued to grow, increasing volume in the corner post business. Sonoco's wire and cable packaging operations, Baker Reels, increased volume by more than 10% in 1997. As previously noted, the Sonoco parti-tions business was combined with the partitions business from Rock-Tenn Company to form a new company called RTS Packaging in which Sonoco has a 35% interest.

                                   [GRAPH]

     Capital spending in this segment during 1997 was $140.6 million, compared with $163.5 million in 1996. Spending included the completion of the new order fulfillment center in Hartsville, S.C.; a new plant near Vancouver, Wash.; several projects to expand the capacity of paper machines; a new industrial products plant in North Carolina; and continued upgrades of the Company's information technology systems.

     CONSUMER PACKAGING SEGMENT The consumer packaging segment consists of the following businesses: composite cans, flexible packaging, caulking cartridges, capseals, high density film products, packaging services, printed packaging, coasters, glass covers and labels.

     Overall, trade sales in this segment were $1.26 billion, a 2.3% increase over the $1.23 billion recorded in 1996. Sales were favorably affected by strong volume growth in the composite can operations. However, lower selling prices in the labels and the high density film operations reduced sales in this segment by more than $25 million. Year-over-year sales comparisons were negatively affected by the sale of the screen print operations early in the year, which accounted for approximately $60 million in sales during 1996.

     The operating loss of $101.8 million in this segment includes the effect of the $226.4 million pre-tax asset impairment charge taken in the fourth quarter related to assets held for sale. Excluding this charge, operating profits would have been $124.5 million, compared with $126.4 million in 1996. In addition to the one-time charge, operating profit in this segment was affected by the lower selling prices in the labels operations and the combination of lower selling prices and higher materials cost in the high density film operations.

                                   [GRAPH]

     The composite can operations had another very strong year, as volume increased in many market segments, particularly snack foods and powdered beverages. The Company is benefiting from new technology introduced during the past two years, such as the rectangular composite can. In addition, club store-size packages for products such as cookies and specialty powdered beverages helped increase sales. Additional sales in this segment came from the formation of new joint ventures in Brazil and Chile, during the second quarter of 1997. Productivity improvements and purchasing initiatives improved year-over-year profits.

     Capseals, a United Kingdom-based operation, incurred costs to install new equipment that negatively affected earnings for the year.

     Flexible packaging was a turnaround story in 1997, as this operation increased sales and profits for the year. In addition to the slightly increased sales volume, the operation made significant strides in productivity, reducing both production scrap and changeover time.

     Sales volume increased in high density film products in both the grocery and retail markets. Although improving in the fourth quarter, the negative relationship between lower selling prices and higher resin costs resulted in lower operating profits for these operations, compared with 1996.

     Sonoco's labels operations did not improve as the Company had expected. Although volume increased during 1997, sales and profits were down from the previous year due to lower selling prices. In January 1998, the Company signed a letter of intent to sell its North American labels businesses. If operating results for the labels business were excluded from the consumer segment and compared to the same periods last year, 1997 fourth quarter and full-year operating profits for this segment would have been up 5.6% and 4.3%, respectively, excluding the impact of the asset impairment charge.

     Packaging services is one of Sonoco's newest businesses. This operation, which currently focuses on packaging disposable razors and blades for Gillette, moved into a new facility during the first quarter of 1998. Packaging services did not have a material impact on results for 1997.

     Capital spending in the consumer segment was $90.1 million in 1997, compared with $68.5 million in 1996. Among the major pro-

                      MANAGEMENT'S DISCUSSION & ANALYSIS


jects during the year were the continued expansion of the Jackson, Tenn., and Londerzeel, Belgium snack food composite can operations and continued investment in the North Vernon, Ind., plastic bag operation.

SONOCO'S FINANCIAL POSITION REMAINED STRONG IN 1997. AT DECEMBER 31, 1997, THE COMPANY'S LONG-TERM DEBT WAS RATED A BY STANDARD & POOR'S (S&P) AND A2 BY MOODY'S. COMMERCIAL PAPER WAS RATED A1 AND P1 BY S&P AND MOODY'S, RESPECTIVELY.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operations was $300 million in 1997, compared with $291.8 million in 1996 and $254.6 million in 1995. The asset impairment charge did not affect cash provided by operations in 1997. Cash provided by operations was higher in 1996 than in 1995 as a result of higher earnings before depreciation and amortization expense. Excluding the one-time pre-tax impairment charge of $226.4 million, earnings before interest and taxes were 6.1 times interest expense, consistent with 6.0 times recorded in 1996 and 7.2 times in 1995. Recorded earnings before interest and taxes were 2.1 times interest expense in 1997.

     Current assets increased in 1997 primarily as a result of the classification of $218.6 million in net assets held for sale as described in
Note 3 to the Consolidated Financial Statements. Current assets increased in 1996 as a result of base business growth and acquisitions. Accordingly, net working capital increased to $438.9 million at December 31, 1997, from $262.5 million in 1996 and $229.3 million in 1995. The current ratio was 2.0 at December 31, 1997. Excluding the reclassification of net assets of $218.6 million to assets held for sale due to announced dispositions, the current ratio would have been 1.5 at December 31, 1997, in line with 1.6 and 1.5 at December 31, 1996 and 1995, respectively.

     The Company's main plant and corporate offices are located in Hartsville, S.C. There are 136 owned and 89 leased facilities used by operations in the Industrial Packaging Segment and 27 owned and 42 leased facilities used by operations in the Consumer Packaging Segment. Europe, the largest foreign geographic location, has 38 manufacturing locations. The Company believes that its properties are suitable and adequate for current needs and that the total productive capacity is adequately utilized.

                                   [GRAPH]

     Debt decreased $96.7 million to $796.4 million at December 31, 1997. Debt was reduced with proceeds from the sale of the screen printing operations and normal operating cash flows. Debt increased $206.3 million to $893.1 million at December 31, 1996, primarily due to the repurchase of $122.6 million in common and preferred stock, increased capital spending as part of Vision 2000 and funding acquisitions of $94.2 million. Capital spending was $230.7 million in 1997, compared with $232 million in 1996 and $181.4 million in 1995.

     In April 1996, the Company issued $35 million of 6% Industrial Revenue bonds due April 1, 2026, following an issue in June 1995 of $35.1 million of 6.125% Industrial Revenue bonds due June 1, 2025. As of December 31, 1997, cash and cash equivalents included $23.8 million of proceeds from these issues held in trust until qualifying expenditures take place. As of December 31, 1996 and 1995, cash and cash equivalents included $32.6 million and $30.9 million, respectively, of such proceeds.

     During 1996, the Company increased its authorized commercial paper program from $300 million to $450 million and increased the fully committed bank lines of credit supporting the program by a like amount. These lines expire in August 2001. The Company expects internally generated cash flow, along with borrowing capacity under existing credit facilities, to be sufficient to meet operating and normal capital expenditure requirements. Capital spending is expected to be approximately $220 million in 1998. Dispositions are expected to generate cash of at least $300 million, of which $150 million will be used for a stock repurchase program and the remainder for reducing debt and other corporate purposes. In order to maintain financial flexibility, the Company has registered for sale up to $250 million in debt securi-ties under a shelf registration with the Securities and Exchange Commission.

     Interest expense in 1997 was $57.2 million, compared with $55.5 million in 1996 and $44 million in 1995. The increase in 1996 was due to higher overall borrowing levels.

     Shareholders' equity, decreased $71.8 million to $848.8 million at December 31, 1997, due to nominal net income resulting from the $174.5 million after-tax asset impairment charge and the payment of $67.7 million for preferred and common dividends. Equity was $920.6 million at December 31, 1996, as record earnings of $170.9 million were offset by the repurchase of $89.2 million of the Company's common stock and $33.4 million of preferred stock, and the payment of $65.7 million in common and preferred dividends.

                                   [GRAPH]

     On September 28, 1997, the Company converted substantially all of the outstanding shares of its $2.25 Series A Cumulative Convertible Preferred Stock at a rate of 2.074 common shares per share of preferred stock.

                                   [GRAPH]

     In April 1997, the Board of Directors increased the dividend payable to common shareholders to $.18 per share following the increase in April 1996 to $.165 per share. Although the ultimate determination of whether to pay dividends is within the sole discretion of the Board of Directors, the Company plans to increase dividends as earnings grow. The return on common equity excluding the impairment charge was 20.2% (or (0.1)% including the impairment charge) in 1997, compared with 21.1% in 1996 and 22.2% in 1995. Return on total equity was 19% excluding the one-time charge (or 0.3% including the impairment charge) in 1997, compared with 18.3% in 1996 and 18.7% in 1995. The book value per share was $8.86 in 1997, compared with $8.91 in 1996 and $8.19 in 1995.

                                   [GRAPH]

     The Company's debt to total capital ratio was 46.1% at the end of 1997, compared with 47.2 % and 39.6% at the end of 1996 and 1995, respectively. The ratios have been adjusted to reduce debt by the amount of cash held related to the issuance of restricted-purpose bonds. The increase in 1996 is attributable to the share repurchase previously described.

     The Company is exposed to interest rate fluctuations as a result of using debt as a major source of financing its operations. When necessary, the Company will use traditional, unleveraged interest rate swaps to manage its mix of fixed and variable rate debt to ensure exposure to interest rate movements is maintained within established ranges. The Company is also subject to risk due to foreign exchange rate changes as a result of operating globally. The Company monitors these exposures and uses traditional currency swaps and forward foreign exchange contracts to hedge a portion of the net investment in foreign subsidiaries or to hedge firm commitments denominated in foreign currencies. Use of these financial instruments was not material to the financial statements as a whole as of December 31, 1997, 1996 or 1995.

     Except for the impact of raw material prices, as discussed in the segment information, inflation did not have a material impact on the Company's operations in 1997, 1996 or 1995.

     The Company is subject to various federal, state and local environmental laws and regulations concerning, among other matters, waste water effluent and air emissions. Compliance costs have not been significant due to the nature of the materials and processes used in manufacturing operations. Such laws also make generators of hazardous wastes, and their legal successors, financially responsible for the clean-up of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites located primarily in the northeastern United States and owned by third parties. These sites are believed to represent the Company's largest potential environmental liabilities. With respect to these sites, the Company has accrued approximately $4 million as of December 31, 1997. Further details are provided in the Notes to the Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION & ANALYSIS

     The Company has evaluated and determined that Year 2000 issues should not have a material impact on business operations or the financial condition of the Company. Most business and financial systems have been, or are in the process of being, replaced as part of major process improvement initiatives already underway and, along with designated contingency plans, should provide for continuation of operations and information flow. Although most major customers and suppliers have acknowledged their ability to operate post-1999, external Year 2000 issues should not have a material impact since the Company is not dependent upon any single supplier or customer.

CONSOLIDATED NET SALES FOR 1996 WERE $2.79 BILLION, A 3% INCREASE, COMPARED WITH $2.71 BILLION IN 1995. THE INCREASE IN SALES RESULTED FROM VOLUME INCREASES ACROSS NEARLY ALL BUSINESSES. IN ADDITION, ACQUISITIONS ADDED APPROXIMATELY $110 MILLION IN SALES.

RESULTS OF OPERATIONS
1996-1995

     However, selling price decreases, which resulted from raw materials costs decreases, reduced 1996 sales by approximately $120 million in comparison with 1995.

     Gross profit margins improved to 23% from 22.1% reported in 1995. The margin improvement reflected the reductions in raw materials costs, improved productivity from strong volume gains and the benefits from increased capital expenditures made to support Vision 2000 plans. Selling, general and administrative costs increased to 11.1% of sales in 1996, compared with 10.7% in 1995. The increase was primarily due to additional costs incurred in connection with acquisitions, start-up costs and plant consolidations. In addition, the lower sales dollars resulting from the significant drop in prices during 1996 had an impact on the selling, general and administrative costs as a percentage of sales.

     Net income available to common shareholders for 1996 was $163.7 million, or $1.73 per share, assuming dilution; a 5.5% increase in earnings per share over the $156.8 million, or $1.64 per share for 1995.

     Capital expenditures in 1996 increased to $232 million, compared with $181.4 million in 1995. This increased spending included projects to expand capacity, improve productivity and introduce new technology in many business units. Acquisition spending totaled $94.2 million in 1996 as described in Note 2 to the Consolidated Financial Statements. Research and development costs charged to expense were $17.5 million for 1996, compared with $12.7 million in 1995.

     The Company's effective tax rate in 1996 was 38.4%, compared with 39.4% in 1995. Tax benefits from company-owned life insurance, additional tax credits from higher research and development spending, and lower state taxes all contributed to a reduction in the 1996 effective tax rate.

     INDUSTRIAL PACKAGING Trade sales in this segment were $1.56 billion in 1996, a decrease of 1.5% from the $1.58 billion in 1995. Sales declined in the industrial segment due entirely to lower selling prices in response to the falling raw materials costs experienced in late 1995. The lower selling prices reduced sales in this segment by approximately $100 million. Acquisitions, which added approximately $60 million to sales, and strong volume nearly offset the selling price decline.

     Operating profit for this segment was $202.9 million, or 3.6% ahead of the $195.9 million in 1995. Strong volume, lower raw materials costs and higher productivity resulting from capital expenditures more than offset the significant selling price decreases in 1996. Profits were affected by costs associated with plant rationalizations in the industrial products operations, start-up costs for a joint venture in China and consolidation costs in Brazil.

     In the global tube and core business, volume increased in 1996 in virtually all markets served around the world. In addition, the acquisition of Hamilton Hybar, Inc., which produces roll wrap materials, and Moldwood Products Company, which produces moldwood core plugs, added to sales in this segment. Lower pricing resulting from lower raw materials costs partially offset the sales gains from volume increases and acquisitions. Our European paper and tube business experienced record performance, while our tube and core business was also strong in Canada and Mexico. Similar to the United States, selling prices were down in comparison to 1995; however, lower raw materials costs lessened the impact of lower prices.

     A major area of sales decline in the industrial packaging segment was in the paper operations. In comparison to 1995, recovered paper, corrugating medium and linerboard prices were all significantly lower in 1996. Lower selling prices on commodity grades of paperboard such as linerboard and corrugating medium reduced profits in our paper operations by approximately $20 million in 1996. Volume gains from external sales of paperboard and lower raw materials costs mitigated the impact of the lower selling prices in the paper operations. During 1996, Sonoco increased papermaking capacity by adding paper mills in Brazil and China.

     The Company's industrial container business experienced volume increases in its intermediate bulk containers business but was unable to offset the continuing market shift in demand from fibre drums to plastic drums and bulk containers. This operation added a new plant for plastic drums in 1996 that increased capacity, but start-up costs negatively affected operating profit for the year.

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

     Capital spending in this segment during 1996 was $163.5 million, compared with $108.6 million in 1995. Spending in this segment in 1996 included several plant expansions in the tube and core operations, expanding capacity of several paper machines and the installation of a new fluidized-bed, multi-fuel-burning boiler. In addition, several international paper mills were upgraded during 1996. Spending in this segment also included upgrades to the Company's information technology systems.

     CONSUMER PACKAGING SEGMENT Overall trade sales in the consumer packaging segment were $1.23 billion in 1996, compared with $1.13 billion in 1995, an increase of 9.3%. Sales increased due to strong volume in the composite can and high density film businesses. Lower selling prices reduced sales by approximately $20 million in 1996. Acquisitions added approximately $50 million in sales.

     Operating profits in this segment increased 10.9% to $126.4 million in 1996, compared with $114 million in 1995. While most of the businesses in this segment reported strong performances, profits were affected by reorganization and start-up costs in the label and flexible packaging operations.

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

     Capseals operations continued its strong export sales to more than 70 countries around the world. This operation ran at full capacity due to expanded business from new products.

     The Company's high density film products operation continued to produce at full capacity. Sales in this operation were affected by higher resin costs late in the year, but strong productivity and volume gains led to profit improvement.

     The screen print operations obtained in the 1993 acquisition of Engraph, Inc. showed strong sales and profit performance throughout 1996. This business, which accounted for approximately $60 million in annual sales, was sold early in 1997, as the product line did not fit with Sonoco's packaging portfolio. Sonoco experienced higher than expected reorganization and start-up costs with its labels and paperboard carton operations in 1996. While the October 1995 acquisition of Cricket Converters accounted for the sales increase in the labels business, earnings lagged behind expectations. A major reorganization of the labels operations from a series of independent companies into one operating unit was ongoing throughout 1996.

     The flexible packaging operations were slowed by start-up problems with new presses, as well as a major reorganization, which caused declines in efficiency.

     Capital spending in the consumer segment was $68.5 million in 1996, compared with $72.8 million in 1995. Spending in 1996 included new composite can manufacturing plants in Londerzeel, Belgium, and Jackson, Tenn., and the relocation of the plastic caulk cartridge operation to Winchester, Ky. In addition, the Company added six new presses to the Sonoco Engraph businesses and expanded capacity at the North Vernon, Ind., plastic bag manufacturing operation.

                                     SONOCO

                          CONSOLIDATED BALANCE SHEETS

                                                                                                            December 31
---------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands                                                                        1997           1996
---------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets

  Cash and cash equivalents ..............................................................         $    53,600    $    71,260
  Trade accounts receivable, net of allowances of $5,299 in 1997 and $7,630 in 1996 ......             289,991        329,963
  Other receivables ......................................................................              12,463         38,240
  Inventories
   Finished and in process ...............................................................              94,785        123,224
   Materials and supplies ................................................................             115,313        137,236
  Prepaid expenses .......................................................................              25,265         26,121
  Deferred income taxes ..................................................................              63,041         11,605
  Net assets held for sale ...............................................................             218,582
                                                                                                   -----------    -----------
                                                                                                       873,040        737,649
Property, Plant and Equipment, Net .......................................................             939,542        995,415
Cost in Excess of Fair Value of Assets Purchased, Net ....................................             144,097        455,567
Other Assets .............................................................................             220,186        198,909
                                                                                                   -----------    -----------
                                                                                                   $ 2,176,865    $ 2,387,540
                                                                                                   ===========    ===========
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities

  Payable to suppliers ...................................................................         $   161,078    $   205,741
  Accrued expenses and other .............................................................             106,839        111,804
  Accrued wages and other compensation ...................................................              22,689         29,428
  Notes payable and current portion of long-term debt ....................................              99,690        102,062
  Taxes on income ........................................................................              43,848         26,081
                                                                                                   -----------    -----------
                                                                                                       434,144        475,116
Long-Term Debt ...........................................................................             696,669        791,026
Postretirement Benefits Other Than Pensions ..............................................             100,094        107,265
Deferred Income Taxes and Other ..........................................................              97,139         93,520
Commitments and Contingencies ............................................................
Shareholders' Equity
  Serial preferred stock, no par value
   Authorized 30,000 shares
   0 and 2,395 shares issued and outstanding as of
     December 31, 1997 and 1996, respectively ............................................                   0        119,756
  Common shares, no par value
   Authorized 150,000 shares
   95,834 and 89,864 shares issued and outstanding as of
     December 31, 1997 and 1996, respectively ............................................               7,175          7,175
  Capital in excess of stated value ......................................................             193,258         50,378
  Translation of foreign currencies ......................................................             (86,407)       (56,572)
  Retained earnings ......................................................................             734,793        799,876
                                                                                                   -----------    -----------
  Total shareholders' equity .............................................................             848,819        920,613
                                                                                                   -----------    -----------
                                                                                                   $ 2,176,865    $ 2,387,540
                                                                                                   ===========    ===========
==============================================================================================================================

The Notes beginning on page 36 are an integral part of these financial statements.

                                     SONOCO

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                Years ended December 31
---------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands except per share data)                  1997           1996           1995
---------------------------------------------------------------------------------------------------------------
Net sales ........................................................   $ 2,847,831    $ 2,788,075    $ 2,706,173
Cost of sales ....................................................     2,208,092      2,148,105      2,106,987
Selling, general and administrative expenses .....................       297,439        310,605        289,297
Loss on assets held for sale .....................................       226,358
                                                                     ------------------------------------------
Income before interest and taxes .................................       115,942        329,365        309,889
Interest expense .................................................        57,194         55,481         44,004
Interest income ..................................................        (4,971)        (6,191)        (4,905)
                                                                     ------------------------------------------

Income before income taxes .......................................        63,719        280,075        270,790
Provision for income taxes .......................................        60,111        107,433        106,640
                                                                     ------------------------------------------

Income before equity in earnings of affiliates/Minority interest
          in subsidiaries ........................................         3,608        172,642        164,150
Equity in earnings of affiliates/Minority interest in subsidiaries          (991)        (1,771)           369
                                                                     ------------------------------------------

Net income .......................................................         2,617        170,871        164,519
Preferred dividends ..............................................        (3,061)        (7,196)        (7,763)
                                                                     ------------------------------------------
Net income (loss) available to common shareholders ...............   $      (444)   $   163,675    $   156,756
                                                                     ==========================================

Average common shares outstanding:*
  Basic ..........................................................        91,801         90,513         91,139
  Assuming conversion of preferred stock .........................         3,566          6,002          7,155
  Assuming exercise of options ...................................         2,224          2,110          1,807
                                                                     ------------------------------------------
  Diluted ........................................................        97,591         98,625        100,101

Per common share
----------------
Net income available to common shareholders:*
  Basic ..........................................................          $.00          $1.81        $1.72
  Diluted ........................................................          $.00          $1.73        $1.64
Cash dividends ...................................................         $.705          $.645        $.576
=============================================================================================================

The Notes beginning on page 36 are an integral part of these financial statements.

* 1996 and 1995 amounts have been adjusted to reflect adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See Note 17 to the Consolidated Financial Statements.

                                     SONOCO

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                             Common Shares          Preferred Shares        Capital in    Translation
                                        ---------------------      -------------------      Excess of     of Foreign   Retained
(Dollars and shares in thousands)       Outstanding    Amount      Outstanding  Amount      Stated Value   Currencies  Earnings
--------------------------------------------------------------------------------------------------------------------------------
JANUARY 1, 1995.....................      91,254      $7,175         3,450     $172,500     $   1,496      $(46,252)   $697,299
Net income..........................                                                                                    164,519
Cash dividends:
  Preferred.........................                                                                                     (7,763)
  Common, $.576 per share...........                                                                                    (53,145)
5% common stock dividend............                                                          106,213                  (106,229)
Translation loss....................                                                                         (9,673)
Issuance of shares under
  Stock option plan.................         561                                               11,870
Shares repurchased..................        (824)                                             (18,657)
Other...............................         126                                                 (604)
                                        ---------------------------------------------------------------------------------------
DECEMBER 31, 1995...................      91,117       7,175         3,450      172,500       100,318       (55,925)    694,681
Net income..........................                                                                                    170,871
Cash dividends:
  Preferred.........................                                                                                     (7,196)
  Common, $.645 per share...........                                                                                    (58,480)
Translation loss....................                                                                           (647)
Issuance of shares under
  Stock option plan.................         913                                               15,914
Preferred stock conversions.........       1,035                      (499)     (24,942)       24,942
Shares repurchased:
  Preferred.........................                                  (556)     (27,802)       (5,588)
  Common............................      (3,201)                                             (89,205)
Other...............................                                                            3,997
                                        ---------------------------------------------------------------------------------------
DECEMBER 31, 1996...................      89,864       7,175         2,395      119,756        50,378       (56,572)    799,876
Net income..........................                                                                                      2,617
Cash dividends:
  Preferred.........................                                                                                     (3,061)
  Common, $.705 per share...........                                                                                    (64,639)
Translation loss....................                                                                        (29,835)
Issuance of shares under
  Stock option plan.................         830                                               13,436
  Employee stock ownership plan.....         191                                                5,675
Preferred stock conversions.........       4,967                    (2,395)    (119,756)      119,756
Shares repurchased..................         (18)                                                (592)
Other...............................                                                            4,605
                                        ---------------------------------------------------------------------------------------
December 31, 1997..................       95,834      $7,175             0     $      0      $193,258     $(86,407)    $734,793
                                        =======================================================================================

Shares outstanding and per share data have been restated to reflect the 5% common stock dividend on June 9, 1995. The Notes beginning on page 36 are an integral part of these financial statements.

                                     SONOCO

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                Years ended December 31
                                                                                    ------------------------------------------
(Dollars and shares in thousands)                                                         1997           1996           1995
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income .....................................................................    $     2,617    $   170,871    $   164,519
Adjustments to reconcile net income to net
  cash provided by operating activities

   Depreciation, depletion and amortization ....................................        153,524        142,927        125,836
   Equity in earnings of affiliates/Minority interest in subsidiaries ..........            991          1,771           (369)
   Loss(gain) on disposition of assets .........................................          4,642         (1,892)           157
   Loss on assets held for sale ................................................        226,358
   Deferred taxes ..............................................................        (48,357)         9,972         (5,347)
   Changes in assets and liabilities, net of effects from acquisitions, dispositions, assets held for sale and foreign currency adjustments

      Accounts receivable ......................................................         (8,669)       (29,789)       (31,778)
      Inventories ..............................................................         (1,463)       (20,434)       (12,931)
      Prepaid expenses .........................................................           (448)        (4,748)         8,319
      Payables and taxes .......................................................         (7,943)        25,196         27,313
      Other assets and liabilities .............................................        (21,290)        (2,098)       (21,169)
                                                                                    ------------------------------------------
Net cash provided by operating activities ......................................        299,962        291,776        254,550
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment ......................................       (230,651)      (231,986)      (181,432)
Cost of acquisitions, exclusive of cash ........................................        (17,647)       (94,212)      (107,156)
Proceeds from the sale of assets ...............................................         74,960         15,216          4,557
Other ..........................................................................         (3,200)
                                                                                    ------------------------------------------
Net cash used by investing activities ..........................................       (176,538)      (310,982)      (284,031)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt .................................................         76,211         72,812        221,551
Principal repayment of debt ....................................................        (72,095)       (46,772)       (46,307)
Net (decrease) increase in commercial paper borrowings .........................        (95,391)       173,891        (39,200)
Cash dividends-- common and preferred ..........................................        (67,700)       (65,676)       (60,908)
Common and preferred shares acquired ...........................................           (646)      (122,595)       (18,657)
Common shares issued ...........................................................         19,160         17,177          8,370
                                                                                    ------------------------------------------
Net cash (used) provided by financing activities ...............................       (140,461)        28,837         64,849
EFFECTS OF EXCHANGE RATE CHANGES ON CASH .......................................           (623)             5         (2,188)
                                                                                    ------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ...............................        (17,660)         9,636         33,180
Cash and cash equivalents at beginning of year .................................         71,260         61,624         28,444
                                                                                    ------------------------------------------
Cash and cash equivalents at end of year .......................................    $    53,600    $    71,260    $    61,624
                                                                                    ==========================================

SUPPLEMENTAL CASH FLOW DISCLOSURES

   Interest paid ...............................................................    $    54,739    $    50,671    $    41,851
   Income taxes paid ...........................................................    $    92,240    $   115,920    $    75,635
==============================================================================================================================

Excluded from the Consolidated Statements of Cash Flows is the effect of certain non-cash activities. During the third quarter of 1997, the Company converted to common stock substantially all of its outstanding shares of $2.25 Series A Cumulative Converted Preferred Stock issued in 1993 at a rate of 2.074 common shares per share of preferred stock. On June 9, 1995, the Company issued a 5% common stock dividend ($106,213 fair value). Debt obligations assumed by the Company in conjunction with acquisitions were approximately $9,900 in 1997, $11,600 in 1996 and $19,000 in 1995.

The Notes beginning on page 36 are an integral part of these financial statements.

                                     SONOCO

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

THE FOLLOWING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS. THE ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY APPEAR IN BOLD TYPE.


1    BASIS OF PRESENTATION

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

2.   ACQUISITION/DISPOSITION

     Sonoco completed several acquisitions during 1997 with an aggregate cost of approximately $17,600 in cash and the assumption of $9,900 in debt.

     During the first quarter of 1997, the Company completed the sale of its screen print operations acquired in the 1993 acquisition of Engraph, Inc. The division was sold because it did not fit with the Company's overall focus on the packaging industry.

     The Company formed joint ventures in Brazil and Chile during the second quarter of 1997. The Brazilian joint venture, Sonoco For-Plas, is owned 51% by the Company. It is a major supplier in Brazil of "peel off" metal ends and plastic components such as overcaps for cans. Sonoco also formed a joint venture, owned 51% by the Company, with Conotex of Santiago, Chile, for the manufacture of composite cans, tubes, and cores. These joint ventures are expected to have combined annual sales of approximately $30,000. Corepak LTD, a tube and core producer in England, was also purchased during the quarter.

     During the third quarter of 1997, Sonoco and Rock-Tenn Company completed the formation of a joint venture that combined both companies' fibre partitions businesses into a separate company called RTS Packaging, owned 35% by Sonoco. Industrial Machine Company of St. Louis, Mo., a producer of equipment and tooling, primarily for the paper converting and food processing industries, was also purchased during the quarter.

     Sonoco completed several acquisitions during 1996 that were strategically important to both United States and international operations. The aggregate cost of these acquisitions was approximately $94,200 in cash and the assumption of $11,600 in debt. Domestic acquisitions included Moldwood Products Company, a producer of moldwood plugs; Hamilton Hybar, Inc., a supplier of vapor barrier packaging materials; Stonington Corporation, a manufacturer of tubes and cores; Specialty Packaging, a niche producer of composite cans; and two operations to the Company's wire and cable packaging operations. International acquisitions for Sonoco in 1996 included the Hongwen joint venture for paperboard production in China, the Indonesian joint venture for production of tubes, cones, and cores, and the purchase of two of Germany's leading paperboard can manufacturers.

     During 1995, Sonoco acquired the remaining 50% interest in its CMB/Sonoco joint venture for composite can production in England and France. Sonoco also acquired a minority interest in Demolli Industria Cartaria SRL and purchased three converting operations and a paper mill in Brazil, a small tube and paper manufacturer in France, and three recovered paper collection plants in the United States. During 1994, the Company acquired M. Harland & Son Limited, producer of roll labels and roll-label application equipment headquartered in the United Kingdom. In 1993, Sonoco acquired Crellin Holding, Inc., an international manufacturer, designer and marketer of molded plastic products, and Engraph, Inc., a producer of pressure-sensitive labels, packaging inserts, flexible packaging, screen process printing and paperboard cartons.

     The Company has accounted for all of its acquisitions as purchases and, accordingly, has included their results of operations in consolidated net income from the date of acquisition.


3.   ASSETS HELD FOR SALE

     In December 1997, the Company signed a letter of intent to sell its industrial container operations, part of the Company's Industrial Packaging segment, for approximately $225,000 in cash. The transaction, which is expected to be completed in the first quarter of 1998, will result in an after-tax gain of approximately $55,000. The net assets of these operations, which totaled approximately $97,800, consist primarily of property, plant and equipment, accounts receivable, and inventories, net of liabilities, and are included in net assets held for sale as of December 31, 1997.

     In January 1998, the Company signed a letter of intent to sell its North American labels operations, part of the Company's Consumer Packaging segment, for approximately $100,000. In addition, it is investigating the possible sale of several other smaller businesses acquired as part of the 1993 acquisition of Engraph, Inc. The Company expects to complete the sale of the North American labels operations in the first quarter of 1998. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company recorded a pre-tax charge of $226,358 (or $174,500 after-tax) in the fourth quarter of 1997 to reduce cost in excess of fair value to reflect the difference between carrying value and estimated proceeds from the sales of these businesses. Accordingly, the realizable value of the net assets of approximately $120,800, consisting primarily of property, plant and equipment, accounts receivable, and inventories, net of liabilities, are included in net assets held for sale as of December 31, 1997.

     The combined net sales of the above operations were $437,500 in 1997, $438,200 in 1996, and $431,100 in 1995. Combined operating profits were $13,600, $22,700, and $29,600 in 1997, 1996, and 1995, respectively.

     The decision to sell Sonoco's industrial containers and labels businesses was based on management's conclusion that neither of these businesses fit the Company's long-term strategic objectives.

                                     SONOCO

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Dollars and shares in thousands)
4    CASH AND CASH EQUIVALENTS

     CASH EQUIVALENTS ARE COMPOSED OF HIGHLY LIQUID INVESTMENTS WITH AN ORIGINAL MATURITY OF THREE MONTHS OR LESS AND ARE RECORDED AT MARKET.

     At December 31, 1997 and 1996, outstanding checks of $21,853 and $32,867, respectively, were included in Payable to suppliers.

     At December 31, 1997 and 1996, $23,823 and $32,590, respectively, of cash and cash equivalents represented proceeds from the issuance of the 6% and 6.125% Industrial Revenue Bonds (IRBs) and were restricted to funding qualified expenditures as provided for by the IRBs.

5    INVENTORIES

     INVENTORIES ARE STATED AT THE LOWER OF COST OR MARKET. The last-in, first-out (LIFO) method was used to determine costs of approximately 34% of total inventories in 1997 and 38% in 1996. The remaining inventories are determined on the first-in, first-out (FIFO) method.

     If the FIFO method of accounting had been used for all inventories, the totals would have been higher by $10,866 in 1997 and $12,043 in 1996.

6    PROPERTY, PLANT AND EQUIPMENT

     PLANT ASSETS REPRESENT THE ORIGINAL COST OF LAND, BUILDINGS AND EQUIPMENT LESS DEPRECIATION COMPUTED UNDER THE STRAIGHT-LINE METHOD OVER THE ESTIMATED USEFUL LIFE OF THE ASSET. Equipment lives range from 3 to 11 years; buildings from 20 to 30 years.

     TIMBER RESOURCES ARE STATED AT COST. DEPLETION IS CHARGED TO OPERATIONS BASED ON THE NUMBER OF UNITS OF TIMBER CUT DURING THE YEAR.

     Depreciation and depletion expense amounted to $136,925 in 1997, $125,167 in 1996 and $110,706 in 1995.

     Details of property, plant and equipment at December 31 are as follows:

                                                                            1997           1996
-------------------------------------------------------------------------------------------------
  Land ......................................................         $    37,854    $    33,603
  Timber resources ..........................................              33,328         32,822
  Buildings .................................................             261,850        304,406
  Machinery and equipment ...................................           1,310,902      1,326,069
  Construction in progress ..................................             115,200        155,929
                                                                      --------------------------
                                                                        1,759,134      1,852,829

  Accumulated depreciation
   and depletion ............................................            (819,592)      (857,414)
                                                                      --------------------------
                                                                      $   939,542    $   995,415
                                                                      ==========================
================================================================================================


     Estimated costs for completion of authorized capital additions under construction totaled approximately $121,753 at December 31, 1997.

     Total rental expense under operating leases for property and equipment was $36,000, $37,000 and $31,000 in 1997, 1996 and 1995, respectively. Future minimum rentals under non-cancelable operating leases with terms of more than one year are as follows: 1998 - $18,700, 1999 - $14,000, 2000 - $11,100, 2001 -
$8,800, 2002 - $7,300, and 2003 and thereafter - $22,400.


7    COSTS IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED

     GOODWILL ARISING FROM BUSINESS ACQUISITIONS ($5,000 in 1997 and $56,000 in
1996) IS AMORTIZED ON THE STRAIGHT-LINE BASIS OVER PERIODS RANGING FROM 15 TO 40 YEARS. THE COMPANY EVALUATES, AT EACH BALANCE SHEET DATE, THE REALIZABILITY OF GOODWILL FOR EACH SUBSIDIARY HAVING A GOODWILL BALANCE. Amortization expense amounted to $16,599 in 1997, $17,760 in 1996 and $15,130 in 1995. Accumulated
amortization at December 31, 1997 and 1996 was $44,082 and $57,361, respectively.


8    INVESTMENT IN LIFE INSURANCE

     Company-owned life insurance (COLI) policies are used by the Company to aid in the financing of employee benefits and are recorded net of policy loans in Other Assets. The net pretax cost of COLI, including interest expense, was $4,477 in 1997, $9,303 in 1996 and $9,171 in 1995 and is included in selling, general and administrative expenses. The related interest expense was $38,754 in 1997, $39,921 in 1996 and $34,634 in 1995. Legislation was enacted in 1996 that will phase out the tax deductibility of this interest.



9    DEBT

     Debt at December 31 was as follows:

                                                                                              1997           1996
                                                                                         --------------------------
  Commercial paper, average rate
   of 5.5% in 1997 and 5.4% in 1996 ............................................         $   213,000    $   308,391
  9.2% notes due August 2021 ...................................................              99,928         99,928
  6.75% debentures due November 2010 ...........................................              99,819         99,804
  5.875% notes due November 2003 ...............................................              99,538         99,538
  5.49% notes due April 2000 ...................................................              75,000         75,000
  6.125% IRBs due June 2025 ....................................................              34,486         34,463
  6.0% IRBs due April 2026 .....................................................              34,107         34,075
  Foreign denominated debt, average rate
   of 8.4% in 1997 and 7.7% in 1996 ............................................             106,670        102,954
  Other notes ..................................................................              33,811         38,935
                                                                                         --------------------------
  Total debt ...................................................................             796,359        893,088
  Less current portion and
   short-term notes ............................................................              99,690        102,062
                                                                                         --------------------------
  Long-term debt ...............................................................         $   696,669    $   791,026
                                                                                         ==========================
===================================================================================================================


     The Company has authorized a commercial paper program totaling $450,000 and has fully committed bank lines of credit supporting the program by a like amount. These bank lines expire in the year 2001. Accordingly, commercial paper borrowings are classified as long-term debt. As of December 31, 1997, the Company has registered debt securities of $250,000 under shelf registrations with the Securities and Exchange Commission.

     The approximate principal requirements of debt maturing in the next five years are: 1998 - $99,700, 1999 - $5,400, 2000 - $80,400, 2001 - $5,000 and 2002
- $4,300. It is management's intent to extend indefinitely the line of credit agreements supporting the commercial paper program.

                                     SONOCO

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Dollars and shares in thousands)

     Certain of the Company's debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires that the Company maintain a certain minimum level of net worth at the end of each quarter. As of December 31, 1997, the minimum level was $815,000 that is increased by 50% of net income and decreased by stock repurchases after September 1996.

     In addition to the committed availability under the commercial paper program, unused short-term lines of credit for general Company purposes at December 31, 1997, were approximately $104,300 with interest at mutually agreed-upon rates.


10   FINANCIAL INSTRUMENTS

     The Company enters into currency swaps and foreign exchange forward contracts to hedge a portion of the net investment in certain foreign subsidiaries. Gains and losses on such contracts are recognized in the cumulative translation adjustments account in Shareholders' Equity. As of December 31, 1997 and 1996, the notional value of such contracts was approximately $29,000 and $30,000, respectively. All financial instruments are executed with credit-worthy financial institutions; therefore, the Company considers the risk of non-performance on these instruments to be remote.

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

                                December 31, 1997             December 31, 1996
                             --------------------------------------------------------
                              Carrying        Fair          Carrying        Fair
                               Amount         Value          Amount         Value
                              of Asset       of Asset        of Asset      of Asset
                            (Liability)    (Liability)     (Liability)    (Liability)
-------------------------------------------------------------------------------------
Long-term debt ..........    $(696,669)     $(718,624)     $(791,026)     $(800,195)
Foreign currency
 agreements .............        1,060          1,060           (708)          (708)

11   STOCK OPTIONS

     The Company has stock option plans under which common shares are reserved for sale to certain employees and non-employee directors. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant and expire 10 years after the date of grant. There were 3,061,421 shares reserved for future grants at December 31, 1997.

     On September 2, 1997, one-time awards of contingent share units were granted to twenty-five of the Company's executives from shares allocated in the 1991 Key Employee Stock Plan. These awards, consisting of performance-based restricted shares of Common Stock, were granted to provide corporate and business unit managers with an additional compensation opportunity which is realized only if targeted creation of shareholder value is achieved. The vesting of the awards, which can range from 151,250 to 605,000 shares, is tied to growth in share price over a four-year period. None of the stock units will vest if the minimum share price growth objective is not achieved. In 1994, the Company granted one-time awards of contingent shares to certain of the Company's executives. These shares vest over a five-year period, with one-third vesting on the third, fourth and fifth anniversaries of the grant. An executive must be actively employed by the Company on the vesting date in order for shares to be issued. Three hundred and twenty-eight thousand contingent shares granted under this plan remain outstanding at December 31, 1997.

     A summary of the status of the Company's stock option plans is presented below:

                                                                                                             Weighted-
                                                                                             Option           Average
                                                                                             Shares       Exercise Price
---------------------------------------------------------------------------------------------------------------------------
1995
Outstanding at beginning of year ...............................................           5,745,457           $17.54
 Granted .......................................................................           1,083,060           $19.65
 Exercised .....................................................................            (560,664)          $14.86
 Canceled ......................................................................             (32,921)          $ 9.70
Outstanding at end of year .....................................................           6,234,932           $17.16
Options exercisable at end of year .............................................           4,814,822           $22.41

1996
 Granted .......................................................................           1,186,320           $26.08
 Exercised .....................................................................            (952,462)          $15.68
 Canceled ......................................................................             (36,437)          $22.77
Outstanding at end of year .....................................................           6,432,353           $19.23
Options exercisable at end of year .............................................           4,947,533           $18.76

1997
 Granted .......................................................................           1,232,154           $26.31
 Exercised .....................................................................            (859,078)          $16.20
 Canceled ......................................................................             (72,936)          $20.96
Outstanding at end of year .....................................................           6,732,493           $20.90
Options exercisable at end of year .............................................           5,274,284           $20.60
======================================================================================================================

     The weighted-average fair value of options granted was $5.32,$4.90 and $4.69 in 1997, 1996 and 1995, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1997:

                                             Options Outstanding
-----------------------------------------------------------------------------------
                                  Number       Weighted-Average       Weighted-
  Range of                     Outstanding        Remaining            Average
  Exercise Prices              at 12/31/97     Contractual Life     Exercise Price
------------------------------------------------------------------------------------
  $.00                           328,000                               $  .00
  $ 7.28-$14.52                  441,677           2.4 years           $12.26
  $16.05-$23.93                3,709,356           5.1 years           $20.22
  $25.13-$35.06                2,253,460           8.7 years           $26.76
                               ---------
  $.00-$35.06                  6,732,493           6.2 years           $20.90

                                    SONOCO

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

                       Options Exercisable
------------------------------------------------------------------
                              Number                   Weighted-
  Range of                  Exercisable                 Average
  Exercise Prices           at 12/31/97             Exercise Price
------------------------------------------------------------------
$ .00                           91,000                  $  .00
$ 7.28-$14.52                  441,677                  $12.26
$16.05-$23.93                3,709,356                  $20.22
$25.13-$35.06                1,032,251                  $27.00
                             ---------
$  .00-$35.06                5,274,284                  $20.60
==============================================================

   As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"(FAS 123), the Company has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for options granted under the plans. Had compensation cost for the Company's plans been determined consistent with the fair market value provisions of FAS 123, the Company's net income and net income per common share, on a diluted basis, would have been reduced to the pro forma amounts below:




                                                  1997           1996          1995
-------------------------------------------------------------------------------------
Net income -- as reported ...............   $     2,617    $   170,871    $   164,519
Net income -- pro forma .................        (1,327)       167,551        161,566
Earnings per share -- as reported .......           .00           1.73           1.64
Earnings per share -- pro forma .........          (.05)          1.70           1.61
=====================================================================================

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                   1997           1996           1995
-------------------------------------------------------------------------------------
Expected dividend yield ................            2.3%           2.3%           2.3%
Expected stock price volatility ........           15.3%          15.0%          15.0%
Risk-free interest rate ................            6.2%           5.3%           7.6%
Expected life of options ...............        5 years        5 years        5 years
=====================================================================================


12   RETIREMENT BENEFIT PLANS

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

     The Company sponsors contributory pension plans covering most employees in the United Kingdom and Canada. Pension benefits are based either on the employee's salary in the year of retirement or the average of the final three years. The funding policy is to contribute annually at actuarially determined rates. It is the Company's intent to maintain well-funded plans.

     Net pension cost for the domestic, United Kingdom and Canadian plans include the following components:

                                                      Combined Plan
                                            --------------------------------
                                               1997        1996        1995
----------------------------------------------------------------------------
Service cost during year ...............    $ 15,169    $ 14,266    $ 12,532
Interest cost on projected
 benefit obligation ....................      37,690      35,065      32,537
Actual return on plan assets ...........     (88,113)    (69,085)    (81,926)
Net amortization and deferral ..........      40,834      24,733      45,007
                                            --------------------------------
                                            $  5,580    $  4,979    $  8,150
                                            ================================
============================================================================

The following table sets forth the funded status of the plans at December 31:


                                              Over-Funded                  Under-Funded
                                                 Plans                         Plan
                                       ------------------------------------------------------
                                           1997           1996           1997           1996
                                       ------------------------------------------------------
  Projected benefit obligation
   Vested benefits ................... $ 432,085      $ 382,440      $              $
   Non-vested benefits ...............    17,872         11,025         31,396         25,598
                                       ------------------------------------------------------
  Accumulated benefit obligation .....   449,957        393,465         31,396         25,598
  Effect of assumed increase
   in compensation levels ............    49,162         46,179          2,341          2,847
                                       ------------------------------------------------------
  Projected benefit obligation .......   499,119        439,644         33,737         28,445
  Plan assets at fair value ..........   596,780        517,777          9,673          8,113
                                       ------------------------------------------------------
  Plan assets in excess of (less than)
   projected benefit obligation ......    97,661         78,133        (24,064)       (20,332)
  Unrecognized net (gain) loss .......   (11,342)         3,451          7,354          6,054
  Unrecognized prior service cost ....     7,193          5,312          3,972          4,415
  Unrecognized net transition
   (asset) obligation ................    (1,893)        (8,195)           685            914
  Adjustment required to recognize
   minimum liability .................                                  (9,670)        (8,537)
                                       ------------------------------------------------------
  Prepaid (accrued) pension cost ..... $  91,619      $  78,701      $ (21,723)     $ (17,486)
                                       ======================================================
=============================================================================================

     Prepaid pension costs of $4,370 and $4,212 were included in prepaid expenses in 1997 and 1996, respectively. In addition $87,249 and $74,489 were included in Other Assets in 1997 and 1996, respectively. Accrued pension costs for the under-funded plan were included in accrued expenses in 1997 and 1996. Assets in the under-funded plan were reduced by loans made against the insurance policies held as plan assets.

     The weighted-average discount rate used in determining the projected benefit obligations was 7.25% in 1997, 7.75% in 1996 and 7.25% in 1995. The assumed compensation increase was 4% in 1997, 4.25% in 1996 and 4% in 1995. The expected long-term rate of return on assets was 9.5% for all years presented.

     The Company's Employee Savings and Stock Ownership Plan provides that all eligible employees may contribute 1% to 16% of their gross pay to the plan, subject to Internal Revenue Service regulations. The Company may make matching contributions in an amount to be determined annually by the Company's Board of Directors. The Company's contributions to the plan for 1997, 1996 and 1995, were $6,260, $5,750 and $5,570, respectively.

                                     SONOCO

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

13   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

     Non-pension retirement benefit expense includes the following:

                                              1997       1996       1995
--------------------------------------------------------------------------
  Service cost during year .............    $ 3,831    $ 4,548    $ 3,749
  Interest cost on APBO ................      8,663      8,735      8,673
  Actual return on plan assets .........     (5,539)    (3,954)    (5,441)
  Net amortization and deferral ........     (2,076)    (2,025)      (312)
                                            ------------------------------
  Net periodic postretirement
   benefit cost ........................    $ 4,879    $ 7,304    $ 6,669
                                            ==============================
==========================================================================

     The following sets forth the accrued obligation included in the accompanying December 31 Consolidated Balance Sheets applicable to each employee group for non-pension postretirement benefits:

                                                    1997             1996
--------------------------------------------------------------------------
  Accumulated postretirement
   benefit obligation (APBO):
     Retired employees.......................    $ 84,238         $ 70,187
     Active employees -- fully eligible......      19,718           21,653
     Active employees -- not yet eligible....      20,431           24,477
                                                 -------------------------
  Accumulated benefit obligation.............     124,387          116,317
  Plan assets at fair value..................      35,309           29,770
                                                 -------------------------

  Plan assets less than accumulated
   benefit obligation........................     (89,078)         (86,547)
  Unrecognized net loss from
   changes in assumptions....................      19,502           19,963
  Unrecognized prior service cost............     (13,585)         (19,080)
                                                 -------------------------

  Accrued postretirement
   benefit cost..............................    $(83,161)        $(85,664)
                                                 =========================
==========================================================================

     Prepaid postretirement medical costs of $16,933 and $21,644 were included in Other Assets in 1997 and 1996, respectively. The discount rate used in determining the APBO was 7.25% in 1997, 7.75% in 1996 and 7.25% in 1995. The assumed health care cost trend rate used in measuring the APBO was 9.25% in 1997 and declining to 4.75% in the year 2006. Increasing the assumed trend rate for health care costs by one percentage point would result in an increase in the APBO of approximately $5,187 at December 31, 1997, and an increase of $658 in the related 1997 expense. Plan assets are the result of funding these benefit costs in amounts representing the maximum allowable under Section 401(h) of the Internal Revenue Code. These assets are combined with the pension plan assets and consist primarily of common stocks, bonds and real estate. The expected long-term rate of return on assets was 9.5% for all years presented.

14   INCOME TAXES

     THE COMPANY PROVIDES FOR INCOME TAXES USING THE LIABILITY METHOD. UNDER THIS METHOD, DEFERRED TAX ASSETS AND LIABILITIES ARE DETERMINED BASED ON DIFFERENCES BETWEEN FINANCIAL REPORTING REQUIREMENTS AND TAX LAWS. ASSETS AND LIABILITIES ARE MEASURED USING THE ENACTED TAX RATES AND LAWS THAT WILL BE IN EFFECT WHEN THE DIFFERENCES ARE EXPECTED TO REVERSE.

     The provision (benefit) for taxes on income for the years ending December 31 consists of the following:

                                               1997        1996        1995
------------------------------------------------------------------------------
  Pre-tax income
   Domestic ............................    $ 27,281    $234,029    $233,125
   Foreign .............................      36,438      46,046      37,665
                                            ---------------------------------
     Total pretax income ...............    $ 63,719    $280,075    $270,790
                                            =================================
  Current
   Federal .............................    $ 79,827    $ 74,166    $ 86,611
   State ...............................      13,650      10,238      13,533
   Foreign .............................      14,991      13,057      11,843
                                            ---------------------------------
     Total current .....................     108,468      97,461     111,987
                                            ---------------------------------
  Deferred
   Federal .............................     (49,161)      5,466      (6,065)
   State ...............................         502         758        (866)
   Foreign .............................         302       3,748       1,584
                                            ---------------------------------
     Total deferred ....................     (48,357)      9,972      (5,347)
                                            ---------------------------------
  Total taxes ..........................    $ 60,111    $107,433    $106,640
                                            =================================
==============================================================================

     Cumulative deferred tax liabilities (assets) are comprised of the following at December 31:


                                                     1997             1996
----------------------------------------------------------------------------
  Depreciation..........................         $  70,442         $ 70,916
  Employee benefits.....................            30,399           25,920
  Other.................................               694            4,798
                                                 --------------------------
   Gross deferred tax liabilities.......           101,535          101,634
                                                 --------------------------
  Restructuring.........................              (617)          (1,689)
  Retiree health benefits...............           (31,745)         (32,825)
  Foreign loss carryforwards............           (11,839)         (10,329)
  Capital loss carryforwards............                             (4,320)
  Employee benefits.....................           (18,915)         (15,829)
  Asset impairment......................           (51,858)
  Other.................................            (7,120)          (6,221)
                                                 --------------------------
   Gross deferred tax assets............          (122,094)         (71,213)
  Valuation allowance on deferred
   tax assets...........................            11,839           10,329
                                                 --------------------------
   Total deferred taxes, net............         $  (8,720)        $ 40,750
                                                 ==========================
============================================================================

                                     SONOCO

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

     The net change in the valuation allowance for deferred tax assets is a net increase of $1,510 in 1997, compared with a net decrease of $631 in 1996. The change relates to utilization of current net operating losses of certain foreign subsidiaries and the addition to the reserve for current net operating losses for which their use is limited to future taxable earnings.

     Approximately $36,100 of foreign subsidiary net operating loss carryforwards remain at December 31, 1997. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carryforwards, approximately $27,857 have no expiration date. The remaining loss carryforwards expire at various dates in the future.

     A reconciliation of the United States federal statutory tax rate to the actual consolidated tax expense is as follows:

                                     1997                1996                1995
--------------------------------------------------------------------------------------
  Statutory tax rate ....    $ 22,301    35.0%   $  98,026   35.0%   $  94,776   35.0%
  State income taxes,
   net of federal tax
   benefit ..............       1,623     2.5        6,879    2.5        8,560    3.2
  Goodwill ..............       3,508     5.5        3,624    1.3        3,556    1.3
  Asset impairment
   and dispositions .....      38,913    61.1
  Company-owned
   life insurance .......      (4,908)   (7.7)      (2,955)  (1.1)      (3,758)  (1.4)
  Other, net ............      (1,326)   (2.1)       1,859     .7        3,506    1.3
                             ----------------------------------------------------------
   Total taxes ..........    $ 60,111    94.3%   $ 107,433   38.4%   $ 106,640   39.4%
                             ==========================================================
=======================================================================================

     The Internal Revenue Service has examined the Company's federal income tax returns for all years through 1992. Currently, the 1993 through 1995 federal income tax returns are being examined. The Company believes that it has made adequate provision for income taxes that may become payable with respect to open years.

     Undistributed earnings of international subsidiaries totaled $87,060 at December 31, 1997. There have been no United States income taxes provided on the undistributed earnings since the Company considers these earnings to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries sold, these earnings could become subject to tax.

15   COMMITMENTS AND CONTINGENCIES

     The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings.

     The Company has been named as a potentially responsible party at several environmentally contaminated sites, located primarily in the northeastern United States, owned by third parties. These sites represent the Company's largest potential environmental liabilities. The Company has approximately $4,000 accrued for these contingencies as of December 31, 1997 and 1996. Due to the complexity of determining clean-up costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined. Furthermore, all of the sites are also the responsibility of other parties. The Company's liability, if any, is shared with such other parties, but the Company's share has not been finally determined in most cases. In some cases, the Company has cost-sharing agreements with other potentially responsible parties with respect to a particular site. Such agreements relate to the sharing of legal defense costs or clean-up costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away. Accordingly, a reliable estimate of the ultimate cost to the Company with respect to such sites cannot be determined. Costs, however, are accrued as necessary once reasonable estimates are determined.

     Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management's opinion that such costs, when finally determined, will not have an adverse material effect on the consolidated financial position of the Company.


16   INTERNATIONAL OPERATIONS

     The operating profit, net assets and dividends received by the Company from operations outside the United States are as follows:

                                        1997             1996
---------------------------------------------------------------
  Operating profit ..............    $  42,249        $  44,988
  Net assets.....................      389,921          376,880
  Dividends......................        1,298              738
===============================================================

     The aggregate foreign currency transaction gain/loss recognized in net income was immaterial for 1997, 1996 and 1995.

     Europe, the Company's only significant foreign geographic area, reported the following:

                                    1997       1996       1995
---------------------------------------------------------------
  Sales to unaffiliated
   customers..................   $287,467   $283,453   $276,029
  Operating profit............     16,244     16,533      6,170
  Total assets................    294,983    313,302    296,325
===============================================================


17   SHAREHOLDERS' EQUITY

     On August 29, 1997, the Company called for the redemption or conversion on September 28, 1997, of all of its outstanding shares of $2.25 Series A Cumulative Convertible Preferred Stock that was issued in 1993. The Company converted substantially all of its 2,394,125 outstanding shares at a rate of
2.074 common shares per share of preferred stock.

     On December 17, 1997, the Company's Board of Directors authorized a public stock repurchase program to purchase up to $150,000 of the Company's common stock at current market prices. The Company will repurchase shares under this program by means of open market purchases and privately negotiated transactions at prevailing market prices. The timing of repurchases will depend on market conditions, the market price of the Company's common stock and management's assessment of the Company's liquidity and cash flow needs.

     On April 19, 1995, the Board of Directors declared a 5% stock dividend

                                    SONOCO

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Dollars in thousands except per share data)

issued on June 9, 1995. All references in the accompanying Consolidated Financial Statement to numbers of common shares and per share data have been restated to give retroactive effect to the stock dividend.

     The presentation of 1997 earnings per share and average shares of common stock outstanding complies with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). Prior years' share data have been restated to conform to the current year presentation. The effect of adopting FAS 128 on prior years' earnings per share and average shares of common stock outstanding was immaterial.


18   FINANCIAL REPORTING FOR BUSINESS SEGMENTS

     The Financial Reporting for Business Segments should be read in conjunction with the Management's Discussion and Analysis (which describes the segments in detail) appearing on pages 24-31. The Company changed its segment reporting in 1996 to reflect two business segments: industrial packaging and consumer packaging. All prior years' numbers have been restated to reflect this change in reporting. Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," becomes effective in 1998. It is not expected to have a material effect on the Company's business segment reporting.

                                                     Industrial          Consumer
Years ended December 31                              Packaging           Packaging            Corporate          Consolidated
-----------------------------------------------------------------------------------------------------------------------------
Total Revenue
  1997......................................        $1,630,969           $1,259,337                               $2,890,306
  1996......................................         1,599,129            1,231,770                                2,830,899
  1995......................................         1,627,377            1,127,330                                2,754,707

Intersegment Sales(1)
  1997......................................        $   42,362           $      113                               $   42,475
  1996......................................            41,574                1,250                                   42,824
  1995......................................            46,863                1,671                                   48,534

Sales to Unaffiliated Customers
  1997......................................        $1,588,607           $1,259,224                               $2,847,831
  1996......................................         1,557,555            1,230,520                                2,788,075
  1995......................................         1,580,514            1,125,659                                2,706,173

Operating Profit(2)
  1997......................................        $  217,775           $ (101,833)            $(52,223)         $   63,719
  1996......................................           202,928              126,436              (49,289)            280,075
  1995......................................           195,929              113,960              (39,099)            270,790

Identifiable Assets(3)
  1997......................................        $1,228,796           $  717,172             $230,897          $2,176,865
  1996......................................         1,219,248              861,464              306,828           2,387,540
  1995......................................         1,076,035              760,767              278,611           2,115,413

Depreciation, Depletion and Amortization
  1997......................................        $   93,336           $   60,188                               $  153,524
  1996......................................            90,416               52,511                                  142,927
  1995......................................            73,983               51,853                                  125,836

Capital Expenditures
  1997......................................        $  140,581           $   90,070                               $  230,651
  1996......................................           163,507               68,479                                  231,986
  1995......................................           108,606               72,826                                  181,432
==============================================================================================================================

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

                                     SONOCO

                 REPORTS OF CONSOLIDATED FINANCIAL STATEMENTS


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

F. Trent Hill, Jr.

Vice President and
Chief Financial Officer




                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND DIRECTORS OF SONOCO PRODUCTS COMPANY:

   We have audited the accompanying consolidated balance sheets of Sonoco Products Company as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonoco Products Company as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Charlotte, North Carolina
January 30, 1998

                                     SONOCO


                      SELECTED ELEVEN-YEAR FINANCIAL DATA

(Dollars and shares in thousands except per share data)

                                                                            1997*          1996           1995           1994
--------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales ............................................................   $2,847,831     $2,788,075     $2,706,173     $2,300,127
Cost of sales and operating expenses .................................    2,505,531      2,458,710      2,396,284      2,055,734
Interest expense .....................................................       57,194         55,481         44,004         35,861
Interest income ......................................................       (4,971)        (6,191)        (4,905)        (2,398)
Unusual items* .......................................................      226,358
                                                                         --------------------------------------------------------
Income before income taxes ...........................................       63,719        280,075        270,790        210,930
Provision for income taxes ...........................................       60,111        107,433        106,640         82,500
Equity in earnings of affiliates/Minority interest ...................         (991)        (1,771)           369          1,419
                                                                         --------------------------------------------------------
Income before cumulative effect of changes
  in accounting principles ...........................................        2,617        170,871        164,519        129,849
Cumulative effect of changes in accounting principles
  (FAS 106 and FAS 109)...............................................
                                                                         --------------------------------------------------------
Net income ...........................................................        2,617        170,871        164,519        129,849
Preferred dividends ..................................................       (3,061)        (7,196)        (7,763)        (7,763)
                                                                         --------------------------------------------------------
Net income (loss)available to common shareholders ....................    $    (444)     $ 163,675      $ 156,756      $ 122,086
                                                                         ========================================================
Returns before cumulative effect of changes
  in accounting principles
   Return on common equity ...........................................         (0.1)%         21.1%          22.2%          19.1%
   Return on total equity (including preferred stock) ................          0.3%          18.3%          18.7%          16.0%
   Return on net sales ...............................................          0.0%           6.1%           6.1%           5.6%
Per common share
  Income before cumulative effect of changes in
   accounting principles .............................................          .00           1.81           1.72           1.34
  Cumulative effect of changes in accounting principles...............
                                                                         --------------------------------------------------------
  Net income available to common shareholders:
   Basic .............................................................          .00           1.81           1.72           1.34
   Diluted ...........................................................          .00           1.73           1.64           1.31
  Cash dividends -- common ...........................................         .705           .645           .576           .529
Average common shares outstanding:
   Basic .............................................................       91,801         90,513         91,139         91,445
   Diluted ...........................................................       97,591         98,625        100,101         99,473
Actual common shares outstanding at December 31 ......................       95,834         89,864         91,117         91,254
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Net working capital ..................................................      438,896        262,533        229,328        222,068
Property, plant and equipment, net ...................................      939,542        995,415        865,629        763,109
Total assets .........................................................    2,176,865      2,387,540      2,115,413      1,835,053
Total debt ...........................................................      796,359        893,088        686,792        547,380
Shareholders' equity .................................................      848,819        920,613        918,749        832,218
Current ratio ........................................................          2.0            1.6            1.5            1.6
Total debt to total capital ..........................................         46.1%**        47.2%**        39.6%**        38.1%
Book value per common share ..........................................         8.86           8.91           8.19           7.23
--------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Depreciation, depletion and amortization expense .....................      153,524        142,927        125,836        112,797
Cash dividends declared-- common .....................................       64,639         58,480         53,145         48,287
Market price per common share (ending) ...............................        34.69          25.88          26.25          20.83
==================================================================================================================================

* 1997 data reflects the asset impairment charge of $226,358 pre-tax ,or $174,500 after-tax. Included in 1993 and 1991 were gains from the early repayment of a note issued in connection with the sale of Sonoco Graham in 1991. Also includes restructuring charges of $42,000 pre-tax, or $25,000 after-tax, in 1992 and $75,000 pre-tax, or $54,650 after-tax, in 1990. In 1987, includes acquisition consolidation charges of $10 million pre-tax, or $5,600 after-tax.

** Debt levels adjusted for excess cash at year-end related to the issuance of restricted-purpose bonds.

                      SELECTED ELEVEN-YEAR FINANCIAL DATA

(Dollars and shares in thousands except per share data)

   1993*          1992*           1991*               1990*               1989           1988           1987*
------------------------------------------------------------------------------------------------------------------
$1,947,224     $1,838,026      $1,697,058          $1,669,142          $1,655,830     $1,599,751     $1,312,052
 1,734,980      1,641,075       1,528,543           1,481,271           1,470,877      1,413,912      1,174,777
    31,154         30,364          28,186              28,073              29,440         25,175         18,593
    (6,017)        (6,416)         (6,870)             (2,196)             (2,573)        (1,517)        (1,045)
    (5,800)        42,000          (8,525)             75,000                                            10,000
------------------------------------------------------------------------------------------------------------------
   192,907        131,003         155,724              86,994             158,086        162,181        109,727
    75,200         51,800          63,600              43,934              60,906         67,029         48,714
     1,127          2,048           2,681               7,308               6,381          1,125            469
------------------------------------------------------------------------------------------------------------------
   118,834         81,251          94,805              50,368             103,561         96,277         61,482

                  (37,892)
------------------------------------------------------------------------------------------------------------------
   118,834         43,359          94,805              50,368             103,561         96,277         61,482
    (1,264)
------------------------------------------------------------------------------------------------------------------
$  117,570       $ 43,359      $   94,805          $   50,368          $  103,561      $  96,277     $   61,482
==================================================================================================================
      19.9%          13.7%           17.8%                9.6%               21.3%          23.0%          17.0%
      19.0%          13.7%           17.8%                9.6%               21.3%          23.0%          17.0%
       6.1%           4.4%            5.6%                3.0%                6.3%           6.0%           4.7%


      1.28            .89            1.05                 .55                1.12           1.05            .67
                     (.41)
------------------------------------------------------------------------------------------------------------------

      1.28            .48            1.05                 .55                1.12           1.05            .67
      1.26            .47            1.04                 .55                1.11           1.04            .66
      .505           .467            .438                .429                .386           .305           .240

    91,681         91,069          90,620              91,464              92,184         92,014         92,117
    99,737         91,920          91,114              91,889              93,001         92,673         92,645
    91,819         91,501          90,815              90,405              91,826         92,108         91,908
-------------------------------------------------------------------------------------------------------------------

   209,932        152,478         163,860             184,066             193,035        188,085        143,972
   737,154        614,018         580,787             562,591             494,290        533,427        482,357
 1,707,125      1,246,531       1,135,940           1,113,594             995,132        977,459        877,625
   515,826        316,010         283,199             312,120             255,286        298,000        274,339
   788,364        561,890         562,306             512,828             511,574        454,486        379,912
       1.7            1.5             1.6                 1.7                 2.1            2.0            1.8
      38.0%          35.1%           30.6%               34.7%               30.4%          36.8%          38.6%
      6.71           6.14            6.19                5.67                5.57           4.93           4.13
------------------------------------------------------------------------------------------------------------------

    95,745         83,309          76,561              72,152              67,263         69,055         57,086
    46,333         42,443          39,703              39,216              35,583         28,046         21,942
     20.95          22.74           16.43               15.48               17.62          16.31          10.12
==================================================================================================================

                             DIRECTORS AND OFFICERS

                               BOARD OF DIRECTORS

CHARLES J. BRADSHAW, 61, President and Director, Bradshaw Investments, Inc. (private investments), Georgetown, S.C., since 1986. Served on Board since 1986. Member of the Audit Committee and Executive Compensation Committee.

ROBERT J. BROWN, 63, Founder, Chairman and Chief Executive Officer of B&C Associates (a public relations and marketing research firm), High Point, N.C., since 1973. Served on Board since 1993. Member of the Audit Committee, Employee/Public Responsibility Committee and Finance Committee.

PETER C. BROWNING, 56, President and Chief Operating Officer since February 1996. Served on Board since 1995. Member of the Executive Committee.

CHARLES W. COKER, 64, Chairman and Chief Executive Officer since 1990. Served on Board since 1962. Member of the Executive Committee.

FITZ L.H. COKER, 62, Retired, formerly Senior Vice President, 1976-1979. Served on Board since 1964. Member of the Finance Committee and Nominating Committee.

JAMES L. COKER, 57, President, JLC Enterprises (private investments), Stonington, Conn., since 1979. Served on Board since 1969. Member of the Nominating Committee, Employee/Public Responsibility Committee and Finance Committee.

THOMAS C. COXE, III, 67, Retired, formerly Senior Executive Vice President 1993-1996. Served on Board since 1982. Member of the Employee/Public Responsibility Committee and Finance Committee.

ALAN T. DICKSON, 66, Chairman, Ruddick Corporation (a diversified holding company), Charlotte, N.C., since 1994. Formerly President and Director, Ruddick Corporation since 1968. Served on Board since 1981. Member of the Finance Committee, Executive Compensation Committee and Executive Committee.

ROBERT E. ELBERSON, 69, Retired, formerly Vice Chairman and Director, Sara Lee Corporation, Chicago, Ill., 1986-1989. Served on Board since 1985. Member of the Executive Compensation Committee, Employee/Public Responsibility Committee and Nominating Committee.

JAMES C. FORT, 71, Retired, formerly Senior Vice President, 1979-1987. Served on Board since 1969. Member of the Audit Committee and Nominating Committee.

PAUL FULTON, 63, Chief Executive Officer of Bassett Furniture Industries, Winston-Salem, N.C., since 1997. Formerly Dean, Kenan-Flagler Business School, University of N.C., Chapel Hill, N.C., 1993-1997. Served on Board since 1989. Member of the Audit Committee and Executive Compensation Committee.

BERNARD L.M. KASRIEL, 51, Vice Chairman and Chief Operating Officer of Lafarge (a construction materials group), Paris, France. Served on Board since 1995. Member of the Audit Committee and Executive Compensation Committee.

EDGAR H. LAWTON, JR., 68, President and Director, Hartsville Oil Mill (a vegetable oil processor), Darlington, S.C., since 1962. Served on Board since 1968. Member of the Nominating Committee, Employee/Public Responsibility Committee, Executive Committee and Executive Compensation Committee.

HUGH L. MCCOLL, JR., 62, Chief Executive Officer, NationsBank Corporation, Charlotte, N.C., since 1983. Served on Board since 1972. Member of the Finance Committee, Executive Committee and Nominating Committee.

DONA DAVIS YOUNG, 44, Executive Vice President, Individual Insurance and General Counsel of Phoenix Home Life Mutual Insurance Company, Hartford, Conn., since 1995. Served on Board since 1995. Member of the Executive Compensation Committee, Employee/Public Responsibility Committee and Audit Committee.

                               EXECUTIVE OFFICERS

CHARLES W. COKER, 64, Chairman of the Board and Chief Executive Officer since 1990. Previously President and Chief Executive Officer 1976-1990; President 1970-1976; Executive Vice President 1966-1970. Began full-time employment with Sonoco in 1958.

PETER C. BROWNING, 56, President and Chief Operating Officer since February 1996. Previously Executive Vice President-Global Industrial Products/Paper 1993-1996. Prior to Sonoco was Chairman and Chief Executive Officer, National Gypsum Company 1990-1993; President of Bondware and Whitecap divisions and later as Corporate Executive Vice President, Continental Can Company 1966-1990. Joined Sonoco in 1993.

JIM C. BOWEN, 47, Vice President and General Manager-Paper Division since 1997. Previously, Vice President-Manufacturing North America, Paper since 1994-1997; Director of Manufacturing 1993-1994; Northeast Regional Manufacturing Manager 1988-1993; Production Manager, Hartsville Cylinder 1983-1988. Joined Sonoco in 1972.

BERNARD W. CAMPBELL, 48, Vice President-Information Services since February 1996. Previously Staff Vice President-Information Services 1991-1996; Director-Corporate Information Services 1990-1991; Director-Software Support 1988. Joined Sonoco in 1988.

ALLAN V. CECIL, 56, Vice President-Investor Relations and Corporate Communications since January 1996. Prior to Sonoco was Vice President-Corporate Communications and Investor Relations, National Gypsum Company and previously with Mesa Petroleum Company. Joined Sonoco in 1996.

Sonoco's Board members from top left: Robert E. Elberson, Charles J. Bradshaw, Bernard L.M. Kasriel, Charles W. Coker, Paul Fulton, Robert J. Brown and Fitz L.H. Coker. Members from bottom left: James L. Coker, James C. Fort, Edgar H. Lawton, Jr., Hugh L. McColl, Jr., Peter C. Browning, Dona Davis Young, Alan T. Dickson and Thomas C. Coxe, III.

                                    OFFICERS

PETER C. COGGESHALL, JR., 54, Vice President-Administration since 1991. Previously Group Vice President-Global Paper 1990-1991; Vice
President-Industrial Products 1986-1990; Vice President-Paper 1978-1986; Division Vice President/General Manager-Paper 1977-1978; Division Vice President Operations-General Products 1977. Joined Sonoco in 1969.

HARRIS E. DELOACH, JR., 53, Executive Vice President with responsibility for Global Industrial Products/Paper and Sonoco Crellin (molded and extruded plastics) since February 1998. Previously Executive Vice President responsible for High Density Film Products, Industrial Container, Fibre Partitions, Protective Packaging, Sonoco Crellin and Baker Reels, 1996-1998. Group Vice President 1993-1996; Vice President-Film, Plastics and Special Products 1993; Vice President-High Density Film Products 1989-1993; Vice President Administration and General Counsel 1985-1989. Joined Sonoco in 1985.
Nominated to Sonoco Board of Directors pending April 15, 1998, shareholder election.

CYNTHIA A. HARTLEY, 49, Vice President-Human Resources since 1995. Previously Vice President-Human Resources, National Gypsum Company, Dames & Moore and previous experience with Continental Can Company. Joined Sonoco in 1995.

F. TRENT HILL, JR., 45, Vice President and Chief Financial Officer since 1995. Previously Vice President-Finance 1994-1995; Vice President-Industrial Products North America 1990-1994; Vice President-Finance 1987-1989; Vice
President-Corporate Controller 1982-1987; Staff Vice President-Corporate Controller 1981-1982; Director of Audit and Taxes 1979-1981; Internal Audit Manager 1979. Joined Sonoco in 1979.

RONALD E. HOLLEY, 55, Vice President-High Density Film Products since 1993. Previously Vice President-Total Quality Management 1990-1993; Vice President-Industrial Products 1987-1990; Division Vice President-Industrial Products 1985-1987; Division Vice President-Consumer Products 1983. Joined Sonoco in 1964.

CHARLES J. HUPFER, 51, Vice President, Treasurer and Corporate Secretary since 1995. Previously Treasurer 1988-1995; Director of Tax and Audit 1985-1988; Director-International Finance and Accounting 1980-1985; Manager of Corporate Accounting 1978-1980; Manager of Financial Reporting 1975-1978. Joined Sonoco in 1975.

J. RANDY KELLEY, 43, Vice President-Industrial Products, North America since 1994. Previously Division Vice President Industrial Container 1991-1993; Area Manufacturing Manager-Consumer Products 1988-1990; Manager-Special Projects 1986-1987; Plant Manager-Consumer Products, Naperville, Ill., 1984-1986. Joined Sonoco in 1978.

RAYMOND L. MCGOWAN, JR., 46, Vice President and General Manager-Global Consumer Products since February 1998. Previously Vice President-Consumer Products 1997-1998; Vice President and General Manager-Consumer Products, United States and Canada 1994-1997; Division Vice President-Sales, Marketing and Technology, Consumer Products 1987-1992; Division Sales Manager-Consumer Products 1987; Division Marketing Manager 1985. Joined Sonoco in 1983.

HARRY J. MORAN, 65, Executive Vice President with responsibility for Flexible Packaging, Capseals, Harland Labels and Machinery, Trident, Standard Cap, Folding Cartons, High Density Film, Baker Reels and Protective Packaging since February 1998. Previously Executive Vice President responsible for Consumer Packaging Group, 1996-1998; Group Vice President-Consumer Packaging 1993-1996; Vice President and General Manager-Consumer Packaging 1990-1993; Division Vice President and General Manager-Consumer Products 1985-1990; Division Vice President-Consumer Products 1983-1984. Joined Sonoco in 1983.

EARL P. NORMAN, JR., 61, Vice President-Technology since 1989. Previously Staff Vice President-Business Development and Technology 1985-1986; Director-Business Development and Technology 1985. Joined Sonoco in 1969.

CHARLES F. PATERNO, 41, Vice President-Industrial Products/Paper, Europe since February 1998. Previously Division Vice President-Industrial Products/Paper, Europe 1996-1998; President-Sonoco Limited 1994-1995; General Manager-Specialty Business Unit, Industrial Products 1991-1994; General Manager-Western Region, Industrial Products 1989-1991; Sales Manager-Northwest, Industrial Products 1987-1989; Plant Manager, Vancouver, Wash., Industrial Products 1985-1987; Plant Manager, Camden, Ark. 1984-1985.

EDDIE L. SMITH, 46, Vice President/General Manager, Flexible Packaging since February 1998. Previously Division Vice President/General Manager-Flexible Packaging 1996-1998; Division Vice President-Consumer Products, Europe 1994-1996. Prior to joining Sonoco, he was Managing Director, CMB/Sonoco 1989-1993. He also held the positions of General Manager and Sales and Marketing Manager with CarnaudMetalbox.

PERRY D. SMITH, 47, Vice President and Managing Director-Sonoco Asia, L.L.C. since October 1996. Previously Managing Director-Sonoco Asia, L.L.C. 1994-1996; Director-Business Development, Asia Pacific 1992-1994; Director, Marketing, International (Asia) 1988-1992. Joined Sonoco in 1988.


DIVISION AND STAFF OFFICERS

JAMES A. ALBRIGHT, 53, Staff Vice President-Technology, Consumer Packaging Group since January 1997. Joined Sonoco in 1992.

JOSEPH C. BOUKNIGHT, 45, Staff Vice President-Human Resources, Industrial Products/Paper since June 1997. Joined Sonoco in 1976.

RODGER D. FULLER, 36, Division Vice President-Consumer Products, Europe since March 1997. Joined Sonoco in 1985.

LARRY O. GANTT, 60, Vice President-Operating Excellence since February 1997. Joined Sonoco in 1963.

ROBERT J. GIANGIORGI, 55, Staff Vice President-International Business Development, Consumer Packaging Group since January 1997. Joined Sonoco in 1983.

DONALD M. GORE, 48, Division Vice President-Sales and Marketing, Industrial Products North America since 1996. Joined Sonoco in 1972.

JOHN M. GRUPS, 47, Division Vice President-Global Operations, Consumer Packaging Group, since February 1997. Joined Sonoco in 1976.

DANIEL G. HAUSE, 49, Division Vice President-Manufacturing, Industrial Products since February 1998. Joined Sonoco in 1970.

LINDA O. HILL, 49, Staff Vice President-Global Technology since June 1996. Joined Sonoco in 1966.

JOHN D. HORTON, 55, Division Vice President-Sales & Marketing, High Density Film Products since 1988. Joined Sonoco in 1972.

KEVIN P. MAHONEY, 42, Staff Vice President-Corporate Planning since February 1996. Joined Sonoco in 1987.

JOHN J. MIKULA, 56, Division Vice President-Sonoco Packaging Systems since October 1996. Joined Sonoco in 1986.

FRANK J. POPELARS, 57, Staff Vice President-Corporate Controller since 1993. Joined Sonoco in 1983.

CHARLES W. REID, 59, Division Vice President and General Manager-Baker Division since 1988. Joined Sonoco in 1988.

J.C. RHODES, 59, Division Vice President-Operations Support since 1991. Joined Sonoco in 1961.

JUAN ROMAN, 56, Vice President-Industrial Products/Paper, South America since 1993. Joined Sonoco in 1984.

JAMES H. SHELLEY, 54, Staff Vice President-Employee Relations and Labor Counsel since 1980. Joined Sonoco in 1965.

DAVID THORNELY, 53, Managing Director-Sonoco Australasia since 1994. Joined Sonoco in 1991.


                                       47