Form 10-K, Exhibit 13
period 1998-12-31
SONOCO PRODUCTS CO
filed 1999-03-26
CIK 91767

                              INDUSTRIAL Packaging






                                                                        The Company has extensive research and development
                                                                    facilities and is the leader in tube-manufacturing
                                                                    technology, helping customers maximize the use of their most modern converting equipment by winding their products faster and putting more product on each tube or core.  No other
              [PHOTO]                                               company is in a position to provide this value on a national or global basis.  In addition, the Company is leading the way in developing new customer service and order fulfillment
                                                                    processes, which will dramatically increase productivity at both customer and Sonoco locations.
                                                                        Excluding acquisitions, 1998 unit volume growth in the
Sonoco's highly engineered, continuously improving                  Company's global engineered carriers business was up
industrial carriers have been industry standards                    approximately 3% over 1997.
since the Company's founding in 1899.  Today, the                       Operating profit in our integrated tube, core, cones and
Company is a technology leader in its served markets.               paperboard operations for 1998 was essentially flat with 1997, benefiting from high volume and lower recovered paper costs, while experiencing start-up costs at the Richmond, Va., paper mill and lower prices for recovered paper sold through the
     SONOCO'S INDUSTRIAL PACKAGING BUSINESSES ACCOUNT               Company's collection arm, Paper Stock Dealers, Inc.  Higher
     FOR APPROXIMATELY 56% OF THE COMPANY'S SALES.  THESE           information systems costs were substantially offset by
     BUSINESSES INCLUDE ENGINEERED CARRIERS AND PAPERBOARD;         productivity improvements.
     INJECTION MOLDED AND EXTRUDED PLASTICS; DESIGNED
     INTERIOR PACKAGING; WOOD AND METAL REELS FOR WIRE AND          PAPER OPERATIONS
     CABLE PACKAGING; ADHESIVE; AND CONVERTING MACHINERY.           Sonoco's paper operations are a key component of the Company's strategy of vertical integration in its paper packaging
     ENGINEERED CARRIERS                                            operations.  One of the world's leading products of recycled
     Engineered carriers are tubes, cores and cones used by         paperboard, the Company has the capacity to manufacture nearly
     a wide variety of industries in winding and transporting       1.6 million tons of paperboard annually.  Approximately 85%
     their products during the manufacturing process.  Among        of Sonoco's board is used internally.  The Company also
     the major markets for these products are textiles,             produces approximately 185,000 tons of corrugating medium for
     paper, film, tape, foil and coiled metals.  Other uses         Georgia-Pacific under a management fee arrangement that was
     for these products include construction, storage,              changed in July from the previous equity arrangement.
     shipping and mailing.

       Sonoco is the world's largest manufacturer of engineered carriers with a network of more than 100 plants on five continents and sales of approximately
     $1.1 billion for tubes, cores, cones and paperboard.
     While there is strong local and regional competition in all served markets, Sonoco is the global leader in these products, well positioned to benefit from the worldwide trend of customers seeking fewer, larger suppliers who can meet their needs wherever they choose to do business.


                                        [PHOTO]

                                                                      Wine and Cable Packaging
                                                                      Sonoco Baker Reels is the leading producer of nailed-wood, plywood and metal reels for the wire and cable industry in the United States.  This nearly $100 million operation
                                                                      realized increased volume in 1998, reflecting the strong
                                                                      housing industry.  The wire and cable reel operation serves customers from six United States manufacturing sites and 27 warehouse locations.  To complement the current product
                                                                      line, the Company recently acquired a manufacturer of
                                                                      composite (wood and plastic) reels in Greensboro, Ga.

                                                                      Designed Interior Packaging
                                                                      Sonoco's designed interior packaging products are sold
                                                                      primarily for major appliance packaging.  The primary product is Sonopost(R) corner posts, which uses Sonoco paperboard as the principal raw material.  Several large customers,
                                                                      including Whirlpool and Maytag, have Sonoco packaging
     The Company, which has 25 paper mills and 37 paper               engineers stationed at certain of their facilities to assist
machines, closed two mills during 1998, one in Amsterdam,             in designing and ordering a wide range of interior packaging
N.Y., and one in Terrebonne, Quebec, Canada.  Over the                products.  This business, which continues to grow sales and
past few years, the Company has, through capital and                  earnings, has three plants in the United States and will be
productivity improvements, increased capacity.  The                   opening a new plant in Mexico to serve a major customer's
closures resulted in removing less efficient capacity                 new operation there.  Sonoco will continue to explore
and a better supply and demand balance.                               additional growth opportunities for its protective packaging
     Recovered paper is one of the Company's primary raw              business.
materials, and the Company maintains a network of 46
recovered paper collection facilities around the world                Adhesives and Machinery
that last year processed nearly two million tons of                   Sonoco's vertical integration includes its adhesives
recovered paper.                                                      manufacturing and machinery manufacturing operations, which primarily support the Company's paper converting businesses.
Injection and Extrusion Molded Plastics
Sonoco's injection molded and extruded plastics
operations, with approximately $150 million in sales,
supply customers in the same markets as the Company's
engineered carriers, as well as wire and cable,
automotive, plumbing, filtration, food and quick service
restaurant markets.  In 1998, the Company completed the
acquisition of a German plastics manufacturer and closed
one United States plant.  The Company now has four plants
in Germany, one in the Netherlands and 11 in the United
States.  Profits in this operation were unfavorably
impacted during 1998 by reduced demand in textile markets.


                               CONSUMER PACKAGING


SONOCO'S CONSUMER PACKAGING OPERATIONS, LED BY COMPOSITE
CANS, COMPRISE APPROXIMATELY 44% OF THE COMPANY'S SALES.
IN ADDITION TO COMPOSITE CANS, THIS SEGMENT INCLUDES HIGH
DENSITY FILM PRODUCTS; FLEXIBLE PACKAGING; FOLDING CARTONS                                   [PHOTO]
AND PACKAGING SERVICES; CAPSEALS; AND COASTERS AND GLASS
COVERS.

Sonoco is the world leader in the manufacture of
composite cans, revolutionizing their role in packaging
with technological breakthroughs in size, shape, shelf
life, product protection, ease of opening and range of
products that can be packaged within.  Composite cans are
made from a paperboard body, utilizing a variety of
protective liner materials and closures and are
available with a wide range of label options.  They                  products as snacks; refrigerated dough and pastries;  powdered
provide outstanding market differentiation capabilities,             beverages, ranging from infant formula to instant formula to
consumer preferred characteristics and, of course,                   instant iced tea; ground coffee; nuts; candy; cookies;
excellent product protection.                                        cereal; crackers; frozen concentrates; cleansers; adhesives;
     Sonoco's composite can operations include more than             and many other products.  In addition, this operation
40 plants in the United States, Canada, Mexico, England,             manufactures plastic and fibre cartridges for the petroleum,
France, Germany, Belgium, Colombia, Brazil, Chile,                   adhesives and sealants industries.
Venezuela and Indonesia, with new facilities planned for                  Domestic composite can volume for 1998 was flat with the
Malaysia, Thailand and Mexico.                                       previous year, as volume gains in snack foods were offset
     Composite cans usually contain more than 50% recycled           primarily by lower volume in frozen concentrate and
materials and are used to package such                               refrigerated dough.  International volume continued to
                                                                     increase, principally in Europe.
                   [PHOTO]                                                Operating profits in composite cans were adversely
                                                                     affected by expansion at the Company's Jackson, Tenn., and
                                                                     Londerzeel, Belgium, facilities where customer volume
                                                                     projections did not materialize on schedule. However,
                                                                     operating profits improved in the fourth quarter of 1998, and are expected to improve for the year 1999.
                                                                          Sonoco's global strategy for growing composite cans,
                                                                     which constitute about $700 million in sales, includes
                                                                     the continuing introduction of new products, the conversion of other forms of packaging to composite cans and the
                                                                     conversion of self-manufacturers. The Company expands its
                                                                     composite can business geographically primarily by providing existing and new customers with the latest technologies
                                                                     wherever they choose to do business.


FLEXIBLE PACKAGING

     Sonoco produces flexible packaging at three locations in the United States, operating seven rotogravure presses, including four wide-web Cerruti presses. The group also has flexographic and laminating capabilities.

     This operation, with annual sales of approximately $100 million, primarily serves customers with high-quality graphics on paper, foil or film packages, including some of the best-known names in candy, gum, snacks and cookies. In addition, the Company's flexible packaging operation supplies Sonoco's composite can business with lamination, liners, labels and other package components. Profits and volume increased in this business during 1998. Although Sonoco currently participates in only a small niche of the total flexible packaging market, the Company intends to continue investing in this business as it explores potential growth opportunities.

HIGH DENSITY FILM PRODUCTS

     Sonoco is the leading producer of high-density, high-molecular weight, plastic carryout grocery bags in the United States, with about 35% of the grocery bag market. This operation, with sales of approximately $200 million, also produces bags for high-volume retail stores and convenience stores and is manufacturing agricultural mulch film, a rapidly growing segment of the business. During 1998, the group expanded its Hartsville, S.C., facility to manufacture a newly developed bag aimed at the grocery produce market.

     The Company's high density film business enjoyed a significant improvement in 1998, led by higher volume in its grocery and retail operations plus a decline in resin prices, which helped offset selling price decreases.

PACKAGING SERVICES AND FOLDING CARTONS

For the past two years, Sonoco has been managing Gillette's packaging operations for their North American line of razors and blades. During 1998, this operation moved into a new 250,000-square-foot facility built by Gillette in Devens, Mass., adjacent to their central distribution center. In addition to providing the packaging services, Sonoco's folding cartons operation also supplies some of the packaging for this facility. Sonoco continues to investigate prospects for similar value-added services.

CAPSEALS

     At its facility based in England, Sonoco produces seals that are used as closures inside bottles and jars. This operation serves customers around the world with seals that provide product protection and state-of-the-art seal integrity designed to prevent tampering. This business experienced lower volume and pricing pressures during 1998, reflecting the adverse effect of a strong pound on its export sales. Also during 1998, Sonoco Capseals formed a marketing agreement with a United States manufacturer to market several of Sonoco Capseals' products in the United States.

GLASS COVERS, COASTERS

Sonoco is the leading supplier of coasters and glass covers, which are sold to hotels, restaurants, hospitals and other businesses. This business, which became part of the Company with the Engraph acquisition in 1993, increased sales and profits in 1998 over 1997. Sonoco is exploring possible geographic expansion for these products that are sold only in North America.

                       SELECTED Quarterly Financial Data
                                  (unaudited)

                                                                        First      Second        Third           Fourth
(Dollars in thousands except per share)                               Quarter     Quarter       Quarter         Quarter
-----------------------------------------------------------------------------------------------------------------------
1998
Net sales(1)                                                         $673,315     $637,609     $606,981       $ 640,012
Gross profit(1)                                                       155,257      148,043      139,278         147,139
Net income available to common shareholders                            46,495       62,188(2)    39,739          31,821(3)
Per common share(4)
------------------
    Net income available to common shareholders - basic              $    .45     $    .60     $    .39       $     .31
                                                - diluted                 .43          .59          .39             .31
    Cash dividends - common                                              .164          .18          .18             .18
    Market price - high                                                 37.67        38.92        31.00           30.38
                 - low                                                  29.89        30.75        24.19           22.44
-----------------------------------------------------------------------------------------------------------------------
1997

Net sales                                                            $687,648     $714,167     $709,588       $ 736,428
Gross profit                                                          151,971      166,146      153,407         168,215
Net income (loss) available to common shareholders                     40,180       44,684       41,247        (126,555)(4)
Per common share(5)
------------------
    Net income (loss) available to common shareholders - basic       $    .41     $    .45     $    .41       $   (1.20)
                                                       - diluted          .39          .43          .39           (1.20)
    Cash dividends - common                                               .15         .164         .164            .164
    Market price - high                                                 25.12        28.30        31.76           32.16
                 - low                                                  22.62        23.86        27.67           29.21
-----------------------------------------------------------------------------------------------------------------------

1 Net sales and gross profit in the second, third and fourth quarters of 1998 were affected by the divestiture of operations during the year.

2 Includes the gain on the sale of the fibre and plastic drum components of the industrial containers operation of $40.3 million after tax, the additional loss on the sale of the North American labels operation of $(13.7) million after tax, and the extraordinary loss from early extinguishment of debt of $(11.8) million after tax.

3 Includes the gain on the sale of the intermediate bulk containers component of the industrial containers operation of $15 million after tax, one-time charges related to workforce reductions and plant closings of $(18.7) million after tax, and an asset impairment charge of $(9.8) million after tax.

4    Includes the asset impairment charge of $174.5 million after tax.

5    Restated to reflect the 10% common stock dividend paid on June 10, 1998.


     [GRAPH]

MARKET VS. BOOK VALUE
PER COMMON SHARE


The market price of the Company's stock was $29.63 per share at the end of 1998. The book value per common share increased to $8.08 in 1998.


    [GRAPH]

CASH DIVIDENDS
DECLARED-COMMON
($in millions)


The quarterly dividend increased from $0.164 to $0.18 per share in the second quarter of 1998 reflecting the 10% stock dividend.

                      MANAGEMENT'S Discussion and Analysis


Statements included in Management's Discussion & Analysis of financial condition and results of operations that are not historical in nature, are intended to be, and are hereby identified as, "Forward-Looking Statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The Company cautions readers that forward-looking statements, including, without limitation, those relating to the Company's future business prospects, revenues, raw material prices, working capital, liquidity, capital needs, interest costs, income and successful implementation of the Year 2000 plan, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements.

SONOCO PRODUCTS COMPANY

NINETEEN NINETY-EIGHT WAS A YEAR OF CHANGE FOR SONOCO. ON THE EVE OF THE COMPANY'S 100-YEAR ANNIVERSARY, WE MADE A NUMBER OF STRATEGIC CHANGES DESIGNED TO GENERATE SUSTAINABLE EARNINGS GROWTH INTO THE NEXT CENTURY. Many of those changes affect the comparability of the year-over-year results of operations. These items are described below and, to enhance comparability, the segment detail will be discussed on both an "as reported" and a "pro forma" basis. Pro forma results will exclude from 1998 all one-time gains and charges and will restate 1997 results to exclude operations sold during 1998.

        During the third quarter of 1997, the Company contributed its partitions operations in exchange for a 35% interest in RTS Packaging, a joint venture with Rock-Tenn Company. Based on Sonoco's ownership percentage, sales from the joint venture have not been consolidated by Sonoco since the date of formation of the joint venture. Therefore, on a pro forma basis, 1997 sales prior to formation of the joint venture are excluded.

         Early in the second quarter of 1998, the Company completed the cash sales of its North American labels operation and the fibre and plastic drums portion of its industrial containers operation. The sale of the labels operation for approximately $88 million resulted in a non-cash pre-tax asset impairment charge of $226.4 million in the fourth quarter of 1997. An additional pre-tax charge of $19.2 million was recognized upon completion of the sale.

         The sale of the fibre and plastic drums operations resulted in a pre-tax gain of $104.6 million in the second quarter of 1998. The Company received most of the approximately $218 million proceeds from the sale during the second quarter. In the fourth quarter of 1998, the Company sold the remaining portion of the industrial containers business, intermediate bulk containers, resulting in a $15 million pre-tax gain.

         Also during the second quarter of 1998, Sonoco sold its Hamilton Hybar subsidiary, a manufacturer of protective roll wrap for the paper industry, for $22 million in cash.

     [GRAPH]

ASSETS BY CATEGORY
($ in millions)


The decrease in the current asset category is primarily due to the completion of the sales of the industrial containers and North American labels business.

         In July 1998, the Company began a fixed-fee arrangement with Georgia-Pacific whereby the Company provides Georgia-Pacific with approximately 185,000 tons annually of corrugating medium paperboard on a cost plus fixed management fee basis. Sonoco previously provided this same tonnage to Georgia-Pacific under a 50/50-equity arrangement. Under the new agreement, Georgia-Pacific will receive all net proceeds from the sale of the tonnage at prevailing market prices. Sonoco will not report sales under the new arrangement; therefore, on a pro forma basis, sales from July through December 1997 to Georgia-Pacific have been excluded.

         During the fourth quarter of 1998, the Company recorded one-time charges of $30.4 million pretax. Included in this charge were workforce reductions and asset writeoffs as a result of five plant closings and workforce reductions in administrative areas. The plant closings included paper mills in Amsterdam, N.Y., and Terrebonne, Quebec; a molded plastics plant in Greensboro, N.C.; and composite can facilities in Kansas City, Mo., and Plymouth, Wis. Annualized savings of approximately $10 million are expected in 1999 from these actions.

         Also in the fourth quarter of 1998, the Company completed an agreement with Texpack to combine the companies' paper cone operations into a global joint venture, Conitex-Sonoco, to serve the textile industry. An asset impairment charge of $10.9 million pretax was recognized as a result of this transaction.

         At the beginning of the second quarter, the Company recorded an extraordinary loss of $11.8 million (net of a $7.5 million income tax benefit) from the early extinguishment of approximately 60% of its 9.2% debentures due August 1, 2021.

                      MANAGEMENT'S Discussion and Analysis



RESULTS OF OPERATIONS
1998 VERSUS 1997

Consolidated net sales for 1998 decreased $289.9 million, or 10.2%, to $2.56 billion from $2.85 billion in 1997. The sales decline is due entirely to the divestitures noted earlier. On a pro forma basis, net sales increased $18.7 million, or 0.7%, over 1997's pro forma sales of $2.54 billion. The increase in sales in 1998 is the result of volume gains in many of our consumer operations and sales totaling $41 million from acquisitions completed in 1998. Lower average selling prices, primarily the result of declining commodity raw material costs, impacted sales in our recovered paper and plastic grocery bag businesses by approximately $20 million, partially offsetting the increased volume. In addition, foreign currencies declined against the United States dollar in 1998, decreasing sales by approximately $17 million.

         Gross profit margins increased in 1998 to 23.1% from 22.5% in 1997. On a pro forma basis, gross profit margins declined slightly to 23.3% in 1998, compared with 23.5% in 1997. Our primary raw material in the papermaking process is recovered paper. In the second half of 1997, recovered paper costs increased and margins improved as selling prices were increased to reflect the higher cost. In 1998, recovered paper costs declined, resulting in a rollback of some converted product prices.

         Margins in 1998 were also negatively affected by several plant start-ups and plant expansion costs. During 1998, we began a $20 million rebuild and upgrade project at our Richmond, Va., paper mill. Problems in starting up the mill after the expansion resulted in a margin loss of approximately $6 million in the second half of 1998. By the end of the fourth quarter, we began to see significant improvement in this paper mill.

         Margins in 1998 were also affected by high depreciation and overhead costs as we expanded capacity at our Jackson, Tenn., composite can plant. This plant was expanded in 1998 to accommodate customer growth projections. While volume levels were greater than in 1997, they fell short of expectations, resulting in crewing levels and overhead being reduced.

         Other start-up costs in 1998 included a new paper tube plant in Turkey and new composite can and protective packaging operations in Mexico.

         We were able to offset many of these costs and maintain margins through productivity improvement efforts at all our locations.

         Selling, General and Administrative (SG&A) expenses increased $4.2 million to $301.6 million in 1998. SG&A as a percentage of sales was 11.8% in 1998, compared with 10.4% in 1997. On a pro forma basis, SG&A expenses were $266.8 million, or relatively flat with 1997. As a percentage of sales, SG&A expenses were 10.4% in 1998, compared with 10.7% in 1997. Pro forma SG&A expenses in 1998 included some excess administrative costs from the centralization of the industrial products order fulfillment center and purchasing and logistics operations. We plan to complete the rollout of these initiatives in the first half of 1999 and begin generating the savings anticipated from these programs.

         The effective tax rate for 1998 was 45.3%, compared with 94.3% in 1997. The effective tax rate in 1997 was impacted by a deferred tax benefit of only $51.9 million on the $226.4 million asset impairment charge recorded in 1997. The 1998 effective tax rate includes additional taxes from the sale of the Company's industrial containers business, offset partially by the ability to utilize more of the capital loss generated by the sale of the North American labels operation. On a pro forma basis, the effective tax rate was 38.5% in 1998 and 38.6% in 1997.

         Net income available to common shareholders in 1998 was $180.2 million, compared with a loss of $0.4 million in 1997. Excluding the 1997 asset impairment charge, net income available to common shareholders for 1997 would have been $174.1 million. On a pro forma basis, net income available to common shareholders for 1998 was $178.9 million, compared with $174.1 million in 1997, an increase of 2.8%. Reported earnings in 1998 were $1.73 per diluted share, compared with $0.00 in the prior year. On a pro forma basis, earnings per diluted share were $1.72 and $1.65 in 1998 and 1997, respectively.

         Capital expenditures in 1998 were $198.9 million, compared with $230.7 million in 1997. Vision 2000, an initiative put in place in 1995 to accelerate internal growth, resulted in accelerated capital expenditures in 1995 through 1998. With the front-loading of this capital, expectations are for 1999 and 2000 to return to more normal levels. Spending in 1998 included the paper machine rebuild and press upgrade projects at Richmond, Va., and Trent Valley, Canada; a new paper tube plant in Turkey; and new protective packaging and composite can operations in Mexico. In addition, spending included capacity expansion projects at our industrial packaging plant in Alamance, N.C.; plastic bag operations in North Vernon, Ind., Hartsville, S.C., and Victoria, Texas; and composite can operations in Jackson, Tenn. Capital spending in 1998 also included continued spending on new information systems, including a new purchasing system.

         Acquisition spending in 1998 totaled $74.9 million, compared with $17.6 million in 1997. During 1998, Sonoco purchased Burk, a manufacturer of injection molded and extruded plastic products with three manufacturing facilities in Germany, and the LaRochette group, consisting of four converting operations and a paper mill in France. Sonoco also purchased the remaining 50% share of two joint ventures, Coretech-Sonoco, a paper mill core manufacturer, and Montreal Recycled Board, a recycled paperboard mill, both in Canada. In December, the Company completed an agreement with Texpack to combine each of their paper cone operations into a global joint venture, Conitex-Sonoco, to serve the world's spun yarn textile industry. Sonoco will own 30% of the joint venture. Also, to consummate the Conitex-Sonoco joint venture, Sonoco purchased the remaining 65% of a cone joint venture in Greece and plans to contribute the cone-making assets to the Conitex-Sonoco joint venture in 1999. Sonoco also agreed to purchase from Conitex tube plants in Brazil and Taiwan.

        Research and development costs charged to expense were $13.5 million in 1998, compared with $17.8 million in 1997. Part of the year-over-year decrease in spending is attributable to the sale of the industrial containers and North American labels businesses in 1998. Significant projects in 1998 included the commercialization of numerous new tube products in the industrial segment and a new opening feature for the coffee market in the consumer segment.

          [GRAPH]

CAPITAL SPENDING,
INDUSTRIAL SEGMENT
($ in millions)


In 1998, capital spending included plant start-ups and projects to expand capacity and upgrade information technology systems.


SEGMENT REPORTING

Sonoco reports its results in two primary segments, Industrial Packaging and Consumer Packaging. International results are reflected in the appropriate segment based on the products produced or markets served. Operating profit is revenue less operating costs, excluding interest and income taxes.

INDUSTRIAL PACKAGING SEGMENT-The industrial packaging segment represents approximately 56% of the Company's sales and includes the following businesses: engineered carriers (tubes, cores and cones); paperboard; injection molded and extruded plastics; designed interior packaging; wood, plywood and metal reels for wire and cable packaging; adhesives and converting machinery. This segment also included the industrial container businesses, fibre and plastic drums and intermediate bulk containers, which were sold in 1998.

         Sonoco's paper operations include the Company's 25 paper mills, 37 paper machines and 46 collection facilities around the world. Annually, the paper mills have capacity to produce approximately 1.6 million tons of cylinder board, of which Sonoco uses almost 85% internally. The Company also produces approximately 185,000 tons of corrugating medium exclusively for Georgia-Pacific under the previously described cost plus fixed management fee arrangement.

         Trade sales in this segment were $1.43 billion in 1998, compared with $1.59 billion in 1997. Year-over-year sales comparisons are affected by the businesses sold in 1998 and the new contract fee arrangement with Georgia-Pacific. On a pro forma basis, sales increased $44.3 million, or 3.2%, in 1998 to $1.43 billion from $1.38 billion in 1997. The acquisitions of Burk and LaRochette during 1998 increased sales by approximately $36 million.


          [GRAPH]

IDENTIFIABLE ASSETS,
INDUSTRIAL SEGMENT
($ in billions)


Identifiable assets increased slightly in 1998. The sale of the industrial containers business was largely offset by acquisitions and internal reinvestment through capital expenditures.

         The cost of recovered paper, a primary raw material in the papermaking process, declined in 1998 after a sharp run-up in the second half of 1997. Lower selling prices resulting from the lower recovered paper costs unfavorably impacted sales in this segment by approximately $12 million. Excluding acquisitions, unit volume in our global tube and core business was up approximately 3% over 1997. Paperboard volume was down slightly, primarily in Europe, due to competitive pressures and lower exports to Asia. Strong volume gains were experienced in the newer international businesses, such as those in Asia and Brazil. Some of the volume gains were offset by unfavorable exchange rates.

         Operating profit for this segment was $282.1 million in 1998, compared with $217.8 million in 1997. Included in the 1998 results was a $119.6 million gain on the sale of the industrial containers business. One-time adjustments associated with plant closings, workforce reductions and an asset impairment charge, totaling $37.5 million, were also included in this segment in 1998. On a pro forma basis, operating profits were $200 million in 1998, compared with $203.3 million in 1997.

         Operating profit in our integrated tube and core business did benefit from higher volume, primarily the result of acquisitions and newer start-up operations, and from lower year-over-year recovered paper costs. Problems in starting up the Richmond, Va., paper mill, after the expansion of that mill, resulted in higher costs of approximately $6 million in the second half of 1998. In addition, higher administrative costs from systems implementations were largely offset by productivity initiatives totaling approximately $20 million in 1998.

         Sonoco's injection and extruded plastics operations expanded during 1998 with the acquisition of the Burk plants in Germany. At the same time, the Company continued its consolidation of the molded plastics operations by closing its Greensboro, N.C., plant.

                      MANAGEMENT'S Discussion and Analysis


        [GRAPH]

CAPITAL SPENDING,
CONSUMER SEGMENT
($ in millions)


Capital spending in 1998 included projects to expand capacity and start up new operations.

        [GRAPH]

IDENTIFIABLE ASSETS,
CONSUMER SEGMENT
($ in billions)


Identifiable assets decreased in 1998 due to the completion of the sale of the Company's North American labels operation.

         The protective packaging operation continued to grow, showing strong volume gains in 1998. This operation, with three plants in the United States, produces designed interior packaging, such as protective corner posts, and assists customers with the design and purchase of packaging products for the appliance industry.

         During 1998, volume increased in the wire and cable packaging operation, Sonoco Baker Reels, as new housing starts continued to increase throughout most of the year. This operation also experienced lower lumber costs during 1998 that were largely offset by lower selling prices. Early in 1999, a $13 million tactical acquisition of a manufacturer of composite (wood and plastic) reels was completed. The acquisition consists of one manufacturing location in Georgia.

         Capital spending in this segment during 1998 was $143.9 million, compared with $140.6 million in 1997. Spending included new start-up operations, projects to expand the capacity of paper machines and the production of tubes and cores. Spending continued in 1998 to upgrade the Company's information technology systems including start-up of the implementation phase of a new purchasing system.

CONSUMER PACKAGING SEGMENT-The consumer packaging segment consists of the following businesses: composite cans, flexible packaging, caulking cartridges, capseals, high density film products, packaging services, printed packaging, coasters and glass covers. This segment also included the North American labels business sold in March 1998.

         Trade sales in this segment were $1.13 billion in 1998, compared with 1997 sales of $1.26 billion. The divestiture of the North American labels business reduced sales by $102.6 million in 1998. On a pro forma basis, trade sales of $1.13 billion were 2.1% below 1997's sales (excluding divestitures) of $1.16 billion. Unit volume gains in most of the Company's consumer packaging businesses were offset by lower selling prices, primarily in the plastic grocery bag business, reflecting the significant decline in resin costs in 1998. Volume in the domestic composite can business was essentially flat with 1997, as volume gains in the snack businesses were largely offset by lower volume in the frozen concentrate and refrigerated dough businesses. Volume in the international composite can business continued to expand, particularly in Europe, with significantly increased snack can sales. In addition, volume improved in the powdered drink markets in both Venezuela and Mexico. Late in 1998, installation of new composite can lines began in Malaysia and Mexico.

         Unit volume was strong in our high density film business, increasing approximately 7.8% over 1997 average levels. Resin prices declined steadily throughout 1998, resulting in lower selling prices.

         Sonoco's flexible packaging operation had record sales in 1998, as volume increased approximately 14% over 1997 levels. Part of the increase in volume reflects the internal production of liners for the Company's composite can operations.

         Operating profits in the consumer segment were $106.3 million in 1998, compared with a loss of $101.8 million in 1997. The 1998 and 1997 results include charges of $19.2 million and $226.4 million, respectively, related to the sale of the North American labels business. 1998 profits include a $3.9 million one-time charge related to plant closings and workforce reductions. On a pro forma basis, profits in 1998 were $129.4 million, an increase of 6.9% over 1997 profits of $121.1 million. Lower raw material costs, particularly resin and paper, were largely offset by lower selling prices.

Volume gains in most of our consumer businesses, coupled with productivity improvement projects of approximately $10 million, account for most of the year-over-year increase in profitability.

         Operating profits in the composite can operations were adversely impacted by the expansion of the Jackson, Tenn., facility. This plant doubled in size in 1998 to support customer projected demand. Volume, while up, did not meet the projections, resulting in crewing levels and overhead being reduced in the second half of 1998. We continued to consolidate the composite can operations during 1998, resulting in the closing of the Kansas City, Mo., and Plymouth, Wis., plants. In addition, we began the consolidation of the two locations in Orlando, Fla.

         The Company's high density film products operation improved in 1998. Sales prices declined reflecting lower resin costs, while unit volume increased in both the grocery and retail bag operations as well as the agricultural film business. In addition, the Hartsville, S.C., plant was expanded to produce the new QuikStar(TM) produce bag.

         Profits increased in the flexible packaging business in 1998 aided by volume growth of approximately 14% over the prior year. Manufacturing and purchasing initiatives contributed to the strong performance in this operation.

         Capital spending in the consumer segment was $55 million in 1998, compared with $90.1 million in 1997. Spending for 1998 included capacity expansion projects at the Jackson, Tenn., composite can operation and at plastic bag operations in North Vernon, Ind., and Victoria, Texas. In addition, spending included the expansion of the Hartsville, S.C., high density film operation to include the production of a new QuikStar(TM) produce bag and the start-up of new composite can operations in Mexico and Malaysia.

FINANCIAL POSITION, LIQUIDITY
AND CAPITAL RESOURCES

SONOCO'S FINANCIAL POSITION REMAINED STRONG IN 1998. AT DECEMBER 31, 1998, THE COMPANY'S LONG-TERM DEBT WAS RATED "A" BY STANDARD & POOR'S (S&P) AND "A2" BY MOODY'S. COMMERCIAL PAPER WAS RATED "A1" AND "P1" BY S&P AND MOODY'S, RESPECTIVELY.

         Cash provided by operations was $227.8 million in 1998, compared with $300 million in 1997 and $291.8 million in 1996. The decrease in 1998 is due to additional funding of the Company's benefit plans and the divestiture of our industrial containers and North American labels operations. Excluding one-time transactions in 1998 and 1997, earnings before interest and taxes were 6.0 times interest expense in 1998, consistent with 6.1 times interest in 1997 and 6.0 times interest in 1996.

         Current assets decreased in 1998 primarily as a result of the sales of the North American labels and industrial containers operations, the net assets of which were classified as assets held for sale at December 31, 1997. This classification resulted in an increase in current assets in 1997 over 1996. As a result of the sales in 1998, and the use of the resulting proceeds, net working capital decreased to $225.3 million at December 31, 1998, from $438.9 million in 1997. Net working capital was $262.5 million in 1996. The current ratio was 1.5 at December 31, 1998, in line with the ratio of 1.5 in 1997 (excluding assets held for sale) and the ratio of 1.6 at December 31, 1996. The current ratio, including assets held for sale, was 2.0 at December 31, 1997.

         Debt decreased $12.7 million to $783.6 million at December 31, 1998. Proceeds from the sale of assets during 1998 of $296.8 million were used to repurchase stock under the Company's share repurchase program amounting to $169.1 million, to fund acquisitions totaling $74.9 million, and to pay down debt. In 1997, debt decreased $96.7 million to $796.4 million. Debt was reduced with proceeds from the sale of the screen printing group and normal operating cash flows in 1997. Capital spending was $198.9 million in 1998, compared with $230.7 million in 1997 and $232 million in 1996.


        [GRAPH]

DEBT TO TOTAL CAPITAL RATIO
(percent)


Debt to total capital ratio was 46.7% at December 31, 1998, up slightly from 46.1% at December 31, 1997. (The 1995-1998 ratios adjust debt levels for excess cash related to restricted-purpose bonds.)

         Interest expense in 1998 was $54.8 million, compared with $57.2 million in 1997 and $55.5 million in 1996.

         On March 30, 1998, the Company announced an offer to purchase its 9.2% debentures due August 1, 2021, for cash. Through the program, Sonoco repurchased $58.7 million of the outstanding bonds and realized an after-tax extraordinary loss of $11.8 million. The repurchase will generate interest savings of approximately $2.5 million per year over the next 22 years. In 1998, the bond repurchase generated approximately $1.5 million in interest savings over 1997.

         In April 1996, the Company issued $35 million of 6% Industrial Revenue bonds due April 1, 2026, following an issue in June 1995 of $35.1 million of 6.125% Industrial Revenue bonds due June 1, 2025. As of December 31, 1998, cash and cash equivalents included $7.4 million of proceeds from these issues held in trust until qualifying expenditures take place. As of December 31, 1997 and 1996, cash and cash equivalents included $23.8 million and $32.6 million of bond proceeds, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

       [GRAPH]

TOTAL DEBT
($ in millions)


Total debt decreased $12.8 million in 1998 as some of the proceeds from the sale of businesses were used to pay down debt.

         During 1996, the Company increased its authorized commercial paper program from $300 million to $450 million and increased the fully committed bank lines of credit supporting the program by a like amount. These lines expire in August 2001. The Company expects internally generated cash flow, along with borrowing capacity under existing credit facilities, to be sufficient to meet operating and normal capital expenditure requirements. Capital spending is expected to be approximately $197 million in 1999. In order to maintain financial flexibility, the Company has registered for sale up to $250 million of debt securities under a shelf registration with the Securities and Exchange Commission.

         Shareholders' equity decreased $27.2 million to $821.6 million at December 31, 1998. The Company repurchased 5,179,541 shares of common stock during 1998 at a total cost of $169.1 million for an average price of $32.64 per share. In addition, net income of $180.2 million was reduced by the payment of $72 million for common dividends. Equity was $848.8 million at December 31, 1997, with net income reduced by the after tax asset impairment charge of $174.5 million and the payment of $67.7 million for preferred and common dividends.

         On September 28, 1997, the Company converted to common stock substantially all of the outstanding shares of its $2.25 Series A Cumulative Convertible Preferred Stock at a rate of 2.074 common shares per share of preferred stock.

         In April 1998, the Board of Directors declared a 10% stock dividend payable to common shareholders and a quarterly dividend of $0.18 per share, representing a 10% increase over the same quarter 1997 dividend of $0.164, as adjusted. Although the ultimate determination whether to pay dividends is within the sole discretion of the Board of Directors, the Company plans to

       [GRAPH]


CASH PROVIDED
BY OPERATIONS
($ in millions)


Cash provided from operations decreased in 1998 due to additional funding of benefit plans and the divestiture of businesses.


increase dividends as earnings grow. The return on total equity, excluding one-time transactions in 1998 and 1997, was 22.1% in 1998, compared with 19% in 1997 and 18.3% in 1996. Return on total equity, including one-time transactions, was 22% and 0.3% in 1998 and 1997, respectively. The book value per share was $8.08 in 1998, compared with $8.05 in 1997 and $8.10 in 1996.

         The Company's debt to total capital ratio was 46.7% at the end of 1998, compared with 46.1% and 47.2% at the end of 1997 and 1996, respectively. The ratios have been adjusted to reduce debt by the amount of cash held related to the issuance of restricted-purpose bonds.

         The Company is exposed to market risk from changes in foreign exchange rates, interest rates and commodity prices. From time to time, the Company may enter hedging transactions to offset these risks. The Company does not use financial instruments for trading purposes or enter leveraged derivative transactions.

         The Company is subject to risk due to foreign exchange rate fluctuations as a result of operating globally. The exposure is well diversified as our facilities are spread throughout the world. The Company monitors these exposures and may use traditional currency swaps and forward foreign exchange contracts to hedge a portion of the net investment in foreign subsidiaries or to hedge firm commitments denominated in foreign currencies. The notional value of such contracts was approximately $19 million and $29 million at December 31, 1998 and 1997, respectively.

         The Company is exposed to interest rate fluctuations as a result of using debt as a major source of financing its operations. When necessary the Company will use traditional, unleveraged interest rate swaps to manage its mix of fixed and variable rate debt to ensure exposure to interest rate movements is maintained within established ranges.

      [GRAPH]

NET WORKING CAPITAL
($ in millions)


1997 net working capital excludes net assets held for sale. Reported net working capital was $438.9 million.


         The Company is a purchaser of commodities such as recovered paper and resins. These commodities are generally purchased at market prices that are established with the vendor as part of the purchase process. In general, the Company does not engage in material hedging of commodity prices due to a high correlation between the commodity cost and the ultimate selling price of its products. On occasion, the Company may enter into commodity future or option contracts to reduce the effect of price fluctuations on some future manufacturing requirements.

         Subsequent to year end, the Brazilian currency experienced a significant decline against the U.S. dollar through February 28, 1999. The Company does not anticipate any material adverse impact to its financial position, results of operations or cash flows as a result of this devaluation.

         The use of financial instruments to hedge foreign exchange, interest rate and commodity price risk was not material to the financial statements as a whole as of December 31, 1998, 1997 or 1996.

         Except for the impact of raw material prices, as discussed in the segment information, inflation did not have a material effect on the Company's operations in 1998, 1997 or 1996.

         The Company is subject to various federal, state and local environmental laws and regulations concerning, among other matters, wastewater effluent and air emissions. Compliance costs have not been significant due to the nature of the materials and processes used in manufacturing operations. Such laws also make generators of hazardous wastes, and their legal successors, financially responsible for the cleanup of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites located primarily in the Northeastern United States and owned by third parties. These sites are believed to represent the Company's largest potential environmental liabilities. The Company has accrued approximately $4 million as of December 31, 1998, with respect to these sites. Further details are provided in the Notes to the Consolidated Financial Statements.

        The Company's main plant and corporate offices are located in Hartsville, S.C. There are 134 owned and 79 leased facilities used by operations in the Industrial Packaging Segment and 26 owned and 36 leased facilities used by operations in the Consumer Packaging Segment. Europe, the largest foreign geographic location, has 46 manufacturing locations. The Company believes that its properties are suitable and adequate for current needs and that the total productive capacity is adequately utilized.

YEAR 2000 READINESS DISCLOSURE
AND EURO COMPLIANCE

The "Year 2000 issue" relates to the inability of certain computerized information and production systems to properly recognize and process date-sensitive information. This is because most of the world's computer hardware and software have historically used only two digits to identify the year, resulting in the computers' inability to distinguish between dates in the 1900s and dates in the 2000s.

         In May 1997, the Company adopted a Year 2000 Plan ("Plan") to identify and address the Company's various Year 2000 issues throughout its domestic and international operations, including financial and administrative systems, process control and operating systems, and information systems infrastructure. The Plan provides for six phases: (i) an inventory of all systems that might be affected by the Year 2000; (ii) assessment of Year 2000 readiness of each application identified in the inventory; (iii) planning for corrective action, which includes reviewing and prioritizing the various corrective actions based on their relative impact on the Company's operations and profitability; (iv) initiation of corrective actions to replace or repair systems that are not Year 2000 compliant; (v) testing the new, upgraded or repaired systems; and (vi) implementation of tested systems and post-implementation support, including contingency plans for those systems most critical to the Company's ongoing operations and/or most at risk to fail. The Plan is being implemented on a Company-wide basis under the direction of the Information Services Department in cooperation with senior management and with the review of the Board of Directors' Audit Committee.

         The Company has completed the inventory, assessment and planning phases for substantially all of its material systems that may involve a Year 2000 issue. Based on the information developed, of total system-related expenditures, the Company estimates that the total cost of achieving Year 2000 compliance in substantially all of its information technology and production systems will be approximately $30 million, of which $25 million has been spent through December 31, 1998, a portion of which was capitalized and will be amortized to earnings in future periods. Management anticipates that the remainder will be spent in the first three quarters of 1999 and believes that the total cost of achieving Year 2000 compliance will not have a material impact on the Company's financial condition, results of operations or cash flows. However, the Company currently is in the process of initiating corrective actions and testing the new, upgraded or repaired systems. The Company

                      MANAGEMENT'S Discussion and Analysis



may need to take additional corrective action arising out of the results of the testing, the costs of which it cannot yet predict. Testing of material systems is scheduled to be completed in the second quarter of 1999.

         The Company is deploying its internal and external resources to install and test new or upgraded equipment necessary to address the Year 2000 issues in its operations. Management believes its existing personnel and outside resources are sufficient to implement the Plan on a timely basis, assuming that no unanticipated delays are encountered.

         The Company's facilities utilize various control systems to monitor and regulate production operations. Although the production impact of a Year 2000-related failure varies significantly among the facilities, any such failure could cause manufacturing delays or similar inefficiencies. Due to the decentralized nature of its operations, however, management believes the potential impact of such a failure would be isolated to the affected facility. In most cases, production could be shifted to other Company facilities that have similar production capabilities and capacity until the Year 2000 issue is remedied. It is not possible to predict the reasonable likelihood of such an event occurring or the related financial impact. Based on information developed to date, the Company does not believe it has a significant amount of software imbedded in its production equipment that is date dependent. The Company is continuing to inventory its equipment for imbedded software and, consequently, may find additional software that requires correction. The Company intends to have its final contingency plans for its production facilities and equipment finalized by the third quarter of 1999.

        The Company also maintains a wide variety of administrative and financial applications that require corrective actions to handle Year 2000 dates. The Company is in the process of installing and testing new, more centralized software systems throughout its North American operations that are designed to address Year 2000 issues. Management anticipates that the implementation of these systems will be complete within the time frames established by the Plan. Such applications generally are decentralized in the Company's international operations. Consequently, any Year 2000 failure would be isolated to a single facility or operation. In most instances, the Company has the ability to run these applications off-line with the assistance of additional Company personnel, if necessary.

         The Company relies on third-party suppliers for certain raw materials, utilities, transportation and other key services. Under the Plan, the Company has initiated efforts to evaluate the Year 2000 readiness of its key suppliers so that it can make contingency plans to reduce risks of disruption in its production and delivery processes. Paper, the Company's primary raw material, is produced internally; therefore, the Company believes it will not be subject to many of the risks attendant to companies that are substantially dependent on third-party suppliers for raw materials. To date, approximately 70% of those suppliers that the Company has contacted have responded to the surveys. All have indicated that they are, or reasonably believe they will be, Year 2000 compliant with respect to operations that impact the Company.

         Although possible Year 2000 interruptions in customers' operations could result in reduced sales, increased inventory or receivable levels and reduction in cash flow, the Company believes that its customer base is broad enough to minimize the effects of such occurrences. Nevertheless, the Company is taking steps to monitor the status of its more significant customers in order to devise adequate contingency plans where necessary.

         There is a risk that the Company's plan for achieving Year 2000 compliance may not be completed on time, particularly in certain of the Company's European operations that are more dependent on third parties and for which information is still being developed. However, the Company anticipates that if one or more milestones are not met with respect to any system, the Plan timetable will provide adequate advance notice to permit the Company to take those steps necessary to implement alternative plans, which could include taking the system off-line temporarily, stockpiling inventories of raw materials or finished goods or devoting additional Company personnel to resolve or substantially mitigate the issues. The Company also is examining the extent to which its insurance coverages may protect against or offset Year 2000-related risks.

         On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and the Euro and adopted the Euro as their common legal currency (the "Euro Conversion"). Although the Company is currently unsure of the total potential impact that the Euro Conversion will have on its business, financial condition and results of operations, particularly as it relates to the Company's European operations, the Company does not anticipate the Euro Conversion will have a material adverse effect on the Company. The corrective actions that the Company is taking to address Year 2000 issues with respect to its European operations already include changes in its administrative and financial applications necessary to deal with the Euro Conversion at an immaterial incremental cost.

         The estimates and conclusions herein contain forward-looking statements and are based on management's best estimates of future events. Risks to completing the Plan include the availability of resources, the Company's ability to discover and correct the potential Year 2000-sensitive problems that could have a serious impact on specific systems or facilities, and the ability of suppliers to bring their systems into Year 2000 compliance. All statements made herein regarding our Year 2000 efforts are "Year 2000 Readiness Disclosures" made pursuant to the Year 2000 Information and Readiness Disclosure Act, and to the extent applicable, are entitled to the protections of such act.


RESULTS OF OPERATIONS
1997 VERSUS 1996

Consolidated net sales for 1997 were $2.85 billion, compared with $2.79 billion in 1996. The increase in sales resulted from volume gains in several businesses, most notably tubes and cores and composite cans. Acquisitions during 1996 and 1997 added approximately $70 million to year-over-year sales, while the 1996 and 1997 dispositions and the formation of the RTS Packaging joint venture reduced year-over-year sales by $77 million. See Note 2 to the Consolidated Financial Statements for more information.

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

         The net loss available to common shareholders for 1997 was $0.4 million, including the one-time $174.5 million after-tax asset impairment charge on assets held for sale. Excluding the effect of the one-time charge, net income available to common shareholders would have been $174.1 million, compared with $163.7 million in 1996. In 1997, diluted earnings per share were $0.00, or $1.65, excluding the one-time charge, compared with $1.58 in 1996.

         Capital expenditures in 1997 were $230.7 million, compared with $232 million in 1996. Capital projects were focused on increasing productivity and introducing new technology to several of the businesses. Acquisition spending totaled $17.6 million, compared with $94.2 million in 1996, as described in Note 2 to the Consolidated Financial Statements. Research and development costs charged to expense were $17.8 million for 1997, compared with $17.5 million for 1996.

INDUSTRIAL PACKAGING SEGMENT-Trade sales in this segment were $1.59 billion, an increase of 2% over the $1.56 billion recorded in 1996. Sales increased in this segment because of increased demand and market share gains, especially in the tube, core and paperboard businesses. Year-over-year sales comparisons were negatively affected by low selling prices for corrugating medium and linerboard, pricing pressures in several operations and only recording nine months of partitions sales as this operation became part of a separate joint venture in 1997.

         Operating profit for this segment was $217.8 million, or 7.3% higher than the $202.9 million in 1996. Increased volume in nearly all operations, along with strong gains in productivity, contributed to increased earnings in this segment.

         In the global tube and core business, volume increased in nearly all markets served around the world. The volume increases came from increased demand and from gains in market share. The United States business, which was strong in all major market segments, showed a volume growth gain of more than 8%.

         Overall, lower selling prices on corrugating medium and linerboard, combined with higher material costs, negatively affected operating profit in the industrial segment by $8 million in 1997, compared with 1996.

         The Company's industrial containers operation saw sales drop as a result of loss of volume in the fibre drum business and lower selling prices in 1997, compared with 1996. Volume in the intermediate bulk containers business, however, continued to increase throughout 1997. In December 1997, Sonoco signed a letter of intent to sell the industrial containers businesses. The sale was completed in 1998 for approximately $218 million in cash.

         New products for the quick service restaurant market helped Sonoco's injection molded and extruded plastics operation increase both sales and profits during 1997. The protective packaging operation continued to grow, increasing volume in the corner post business. Sonoco's wire and cable packaging operation, Sonoco Baker Reels, increased volume by more than 10% in 1997.

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

         CONSUMER PACKAGING SEGMENT-Trade sales in this segment were $1.26 billion, a 2.3% increase over the $1.23 billion recorded in 1996. Sales were favorably affected by strong volume growth in the composite can operation. However, lower selling prices in the labels and the high density film operation reduced sales in this segment by more than $25 million. Year-over-year sales comparisons were negatively affected by the sale of the screen print operation early in 1997. This operation accounted for approximately $60 million in sales during 1996.

         The operating loss of $101.8 million in this segment included the effect of the $226.4 million pre-tax asset impairment charge taken in the fourth quarter of 1997 related to assets held for sale. Excluding this charge, operating profits would have been $124.6 million, compared with $126.4 million in 1996. In addition to the one-time charge, operating profit in this segment was affected by the lower selling prices in the labels operation and the combination of lower selling prices and higher materials cost in the high density film operation.

         In the composite can operation, volume increased in many market segments, particularly snack foods and powdered beverages. The Company benefited from new technology introduced during 1997 and 1996, such as the rectangular composite can. Additional sales in this segment came from the formation of new joint ventures in Brazil and Chile during the second quarter of 1997. Productivity improvements and purchasing initiatives improved year-over-year profits.

         Flexible packaging increased sales and profits in 1997. Sales volume increased slightly, while productivity improvements favorably impacted profits. Sales volume increased in high density film products in both the grocery and retail markets. Unfortunately, the negative relationship between lower selling prices and higher resin costs resulted in lower operating profits for this operation in 1997, compared with 1996.

         Sonoco's labels operation experienced increased volume during 1997; however, sales and profits were down from the previous year due to lower selling prices. The North American labels business was sold early in the second quarter of 1998. The remaining labels business, located in the United Kingdom, was held for sale as of December 31, 1998.

         Capital spending in the consumer segment was $90.1 million in 1997, compared with $68.5 million in 1996. Among the major projects during the year were the expansion of the Jackson, Tenn., and Londerzeel, Belgium, snack food composite can operations and continued investment in the North Vernon, Ind., plastic bag operation.

                          CONSOLIDATED Balance Sheets
                       (Dollars and shares in thousands)

Years ended December 31                                                                                        1998           1997
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                                            $    57,249    $    53,600
   Trade accounts receivable, net of allowances of $5,420 in 1998 and $5,299 in 1997                        297,672        289,991
   Other receivables                                                                                         54,475         12,463
   Inventories
     Finished and in process                                                                                 93,829         94,785
     Materials and supplies                                                                                 123,432        115,313
   Prepaid expenses                                                                                          28,599         25,265
   Deferred income taxes                                                                                        866         63,041
   Net assets held for sale                                                                                   5,294        218,582
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            661,416        873,040
PROPERTY, PLANT AND EQUIPMENT, NET                                                                        1,013,843        939,542
COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED, NET                                                       170,361        144,097
OTHER ASSETS                                                                                                237,363        203,253
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 2,082,983    $ 2,159,932
                                                                                                        ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Payable to suppliers                                                                                 $   174,218    $   161,078
   Accrued expenses and other                                                                               131,570        106,839
   Accrued wages and other compensation                                                                      17,897         22,689
   Notes payable and current portion of long-term debt                                                       96,806         99,690
   Taxes on income                                                                                           15,578         43,848
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            436,069        434,144
LONG-TERM DEBT                                                                                              686,826        696,669
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                                                                  43,689         83,161
DEFERRED INCOME TAXES AND OTHER                                                                              94,807         97,139
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY*
   Serial preferred stock, no par value
     Authorized 30,000 shares
     0 shares issued and outstanding as of December 31, 1998 and
     1997, respectively
     Common shares, no par value
     Authorized 150,000 shares
     101,683 and 105,417 shares issued and outstanding as of December 31, 1998 and 1997, respectively         7,175          7,175
   Capital in excess of stated value                                                                        431,465        198,271
   Accumulated other comprehensive loss                                                                     (95,139)       (91,420)
   Retained earnings                                                                                        478,091        734,793
----------------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                                               821,592        848,819
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 2,082,983    $ 2,159,932
                                                                                                        ===========    ===========


* The Shareholders' Equity section has been modified to comply with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Accordingly, 1997 figures have been reclassified to reflect the new requirements. In addition, shares outstanding as of December 31, 1997, have been restated to reflect the 10% stock dividend paid on June 10, 1998.

   The Notes beginning on page 38 are an integral part of these financial statements.

                     CONSOLIDATED Statements of Operations
            (Dollars and shares in thousands except per share data)

Years ended December 31                                                                    1998            1997            1996
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                           $ 2,557,917     $ 2,847,831     $ 2,788,075
Cost of sales                                                                         1,968,200       2,208,092       2,148,105
Selling, general and administrative expenses                                            301,610         297,439         310,605
(Gain) loss on assets held for sale                                                    (100,354)        226,358
-------------------------------------------------------------------------------------------------------------------------------
Income before interest and taxes                                                        388,461         115,942         329,365
Interest expense                                                                         54,779          57,194          55,481
Interest income                                                                          (5,916)         (4,971)         (6,191)
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                              339,598          63,719         280,075
Provision for income taxes                                                              153,989          60,111         107,433
-------------------------------------------------------------------------------------------------------------------------------
Income before equity in earnings of affiliates/Minority interest in subsidiaries        185,609           3,608         172,642
Equity in earnings of affiliates/Minority interest in subsidiaries                        6,387            (991)         (1,771)
-------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                                        191,996           2,617         170,871
Extraordinary loss, net of income tax benefit                                           (11,753)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                              180,243           2,617         170,871
Preferred dividends                                                                                      (3,061)         (7,196)
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders                                  $   180,243     $      (444)    $   163,675
                                                                                    ===========================================
Average common shares outstanding:*
   Basic                                                                                102,632         100,981          99,564
   Assuming conversion of preferred stock                                                                 3,923           6,602
   Assuming exercise of options                                                           1,643           2,446           2,321
-------------------------------------------------------------------------------------------------------------------------------
   Diluted                                                                              104,275         107,350         108,487
                                                                                    ===========================================
Per common share*
Basic
-----
   Income before extraordinary loss                                                 $      1.87     $       .00     $      1.64
   Extraordinary loss, net of income tax benefit                                           (.11)
-------------------------------------------------------------------------------------------------------------------------------
   Net income available to common shareholders                                      $      1.76     $       .00     $      1.64
                                                                                    ===========================================
Diluted
-------
   Income before extraordinary loss                                                 $      1.84     $       .00     $      1.58
   Extraordinary loss, net of income tax benefit                                           (.11)
-------------------------------------------------------------------------------------------------------------------------------
   Net income available to common shareholders                                      $      1.73     $       .00     $      1.58
                                                                                    ===========================================
Cash dividends-common                                                               $      .704     $      .641     $      .586
-------------------------------------------------------------------------------------------------------------------------------

*Shares outstanding and per share data have been restated to reflect the 10% common stock dividend paid on June 10, 1998. The Notes beginning on page 38 are an integral part of these financial statements.

           CONSOLIDATED Statements of Changes in Shareholders' Equity

            (Dollars and shares in thousands except per share data)


                                                         Common Shares               Preferred Shares
                                      Comprehensive  -----------------------      -----------------------
                                      Income (Loss)  Outstanding      Amount      Outstanding      Amount
---------------------------------------------------------------------------------------------------------

JANUARY 1, 1996                                        100,229        $7,175        3,450       $ 172,500
Net income                              $170,871
    Other comprehensive income
           (loss), net of tax:
           Translation loss                 (647)
           Minimum pension liability
              adjustment                     540
                                        --------
    Other comprehensive loss                (107)
                                        --------
Comprehensive income                    $170,764
                                        ========
Cash dividends:
    Preferred
    Common, $0.586 per share
Issuance of shares under
    Stock option plan                                    1,004
Preferred stock conversions                              1,138                       (499)        (24,942)
Shares repurchased:
    Preferred                                                                        (556)        (27,802)
    Common                                              (3,521)
Other
---------------------------------------------------------------------------------------------------------
DECEMBER 31, 1996                                       98,850         7,175        2,395         119,756
Net income                                 2,617
    Other comprehensive loss,
           net of tax:
           Translation loss              (29,835)
           Minimum pension liability
              adjustment                  (1,805)
                                       ---------
    Other comprehensive loss             (31,640)
                                       ---------
Comprehensive loss                     $ (29,023)
                                       =========
Cash dividends:
    Preferred
    Common, $0.641 per share
Issuance of shares under
    Stock option plan                                      913
    Employee stock ownership plan                          210
Preferred stock conversions                              5,464                     (2,395)       (119,756)
Shares repurchased                                         (20)
Other
---------------------------------------------------------------------------------------------------------
DECEMBER 31, 1997                                      105,417         7,175            0               0
Net income                               180,243
    Other comprehensive loss,
           net of tax:
           Translation loss               (1,821)
           Minimum pension liability
              adjustment                  (1,898)
                                       ---------
    Other comprehensive loss              (3,719)
                                       ---------
Comprehensive income                   $ 176,524
                                       =========
Cash dividends:
    Common, $0.704 per share
10% common stock dividend
Issuance of shares under
    Stock option plan                                    1,378
    Employee stock ownership plan                           68
Shares repurchased                                      (5,180)
Other
---------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998                                      101,683        $7,175            0       $       0
                                                       ==================================================


                                                            Accumulated
                                           Capital in          Other
                                           Excess of       Comprehensive        Retained
                                          Stated Value          Loss            Earnings
----------------------------------------------------------------------------------------

JANUARY 1, 1996                              $ 104,066        $(59,673)        $ 694,681
Net income                                                                       170,871
    Other comprehensive income
           (loss), net of tax:
           Translation loss
           Minimum pension liability
              adjustment
    Other comprehensive loss                                      (107)
Comprehensive income
Cash dividends:
    Preferred                                                                     (7,196)
    Common, $0.586 per share                                                     (58,480)
Issuance of shares under
    Stock option plan                           15,914
Preferred stock conversions                     24,942
Shares repurchased:
    Preferred                                   (5,588)
    Common                                     (89,205)
                                             ---------
Other                                            3,457
----------------------------------------------------------------------------------------
DECEMBER 31, 1996                               53,586         (59,780)          799,876
Net income                                                                         2,617
    Other comprehensive loss,
           net of tax:
           Translation loss
           Minimum pension liability
              adjustment
    Other comprehensive loss                                   (31,640)
Comprehensive loss
Cash dividends:
    Preferred                                                                     (3,061)
    Common, $0.641 per share                                                     (64,639)
Issuance of shares under
    Stock option plan                           13,436
    Employee stock ownership plan                5,675
Preferred stock conversions                    119,756
Shares repurchased                                (592)
Other                                            6,410
----------------------------------------------------------------------------------------
DECEMBER 31, 1997                              198,271         (91,420)          734,793
Net income                                                                       180,243
    Other comprehensive loss,
           net of tax:
           Translation loss
           Minimum pension liability
              adjustment
    Other comprehensive loss                                    (3,719)
Comprehensive income
Cash dividends:
    Common, $0.704 per share                                                     (72,028)
10% common stock dividend                      364,917                          (364,917)
Issuance of shares under
    Stock option plan                           25,067
    Employee stock ownership plan                2,362
Shares repurchased                            (169,080)
Other                                            9,928
----------------------------------------------------------------------------------------
DECEMBER 31, 1998                            $ 431,465        $(95,139)        $ 478,091
                                             ===========================================

Shares outstanding and per share data have been restated to reflect the 10% common stock dividend on June 10, 1998. 1996 and 1997 amounts have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." See Note 17 to the Consolidated Financial Statements.
The Notes beginning on page 38 are an integral part of these financial statements.

                      CONSOLIDATED Statements of Cash Flows

                        (Dollars and shares in thousands)

Years ended December 31                                                                 1998        1997          1996
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                         $ 180,243   $   2,617     $ 170,871
Adjustments to reconcile net income to net cash provided by operating activities
  Extraordinary loss on debt retirement                                               11,753
  Depreciation, depletion and amortization                                           145,669     153,524       142,927
  Equity in earnings of affiliates/Minority interest in subsidiaries                  (6,387)        991         1,771
  Cash dividends from affiliated companies                                            10,284         991         1,074
  Loss (gain) on disposition of assets                                                 6,168       4,642        (1,892)
  (Gain) loss on assets held for sale                                               (100,354)    226,358
  Deferred taxes                                                                      71,613     (48,357)        9,972
  Changes in assets and liabilities, net of effects from acquisitions, dispositions, assets held for sale and foreign currency adjustments
       Accounts receivable                                                             3,637      (8,669)      (29,789)
       Inventories                                                                    (2,321)     (1,463)      (20,434)
       Prepaid expenses                                                               (3,597)       (448)       (4,748)
       Payables and taxes                                                            (22,374)     (7,943)       25,196
       Other assets and liabilities                                                  (66,491)    (22,281)       (3,172)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            227,843     299,962       291,776
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                           (198,880)   (230,651)     (231,986)
Cost of acquisitions, exclusive of cash                                              (74,911)    (17,647)      (94,212)
Proceeds from the sale of assets                                                     296,845      74,960        15,216
Other                                                                                 (6,489)     (3,200)
----------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                      16,565    (176,538)     (310,982)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt                                                       161,900      76,211        72,812
Principal repayment of debt                                                         (248,811)    (72,095)      (46,772)
Net increase (decrease) in commercial paper borrowings                                54,000     (95,391)      173,891
Cash dividends - common and preferred                                                (72,028)    (67,700)      (65,676)
Common and preferred shares acquired                                                (169,080)       (646)     (122,595)
Common shares issued                                                                  32,882      19,160        17,177
----------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                                    (241,137)   (140,461)       28,837
Effects of Exchange Rate Changes on Cash                                                 378        (623)            5
----------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       3,649     (17,660)        9,636
Cash and cash equivalents at beginning of year                                        53,600      71,260        61,624
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $  57,249   $  53,600     $  71,260
                                                                                   ===================================
SUPPLEMENTAL CASH FLOW DISCLOSURES
        Interest paid                                                              $  55,084   $  54,739     $  50,671
        Income taxes paid                                                          $  95,278   $  92,240     $ 115,920
----------------------------------------------------------------------------------------------------------------------

Excluded from the Consolidated Statements of Cash Flows are the effects of certain non-cash activities. On June 10, 1998, the Company issued a 10% common stock dividend ($364,917 fair value). In December 1998, the Company received an obligation for $34,000 in conjunction with the sale of the intermediate bulk containers operation. During the third quarter of 1997, the Company converted to common stock substantially all of its outstanding shares of $2.25 Series A Cumulative Convertible Preferred Stock issued in 1993 at a rate of 2.074 common shares per share of preferred stock. Debt obligations assumed by the Company in conjunction with acquisitions were approximately $6,400 in 1998, $9,900 in 1997 and $11,600 in 1996.

The Notes beginning on page 38 are an integral part of these financial statements.

                   NOTES to Consolidated Financial Statements

                  (Dollars in thousands except per share data)


The following notes are an integral part of the consolidated financial statements. The accounting principles followed by the Company appear in bold type.

1. BASIS OF PRESENTATION


The consolidated financial statements include the accounts of Sonoco and its subsidiaries after elimination of intercompany accounts and transactions. Investments in affiliated companies in which the Company owns 20% to 50% of the voting stock are included on the equity method of accounting.
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
         Certain amounts in the 1997 financial statements have been reclassified to conform with the current year presentation.


2. ACQUISITIONS/DISPOSITIONS


Sonoco completed several acquisitions during 1998 with an aggregate cost of approximately $74,900 in cash and the assumption of $6,400 in debt.

         During the first quarter of 1998, the Company completed two acquisitions in its Industrial Packaging segment. The Burk family of companies, producers of injection and extruded plastics products with three manufacturing facilities in Germany, and the LaRochette group, consisting of four converting operations and a paper mill in France, were acquired. Burk and LaRochette have annual sales of approximately $19,000 and $50,000, respectively.

         During the second quarter, the Company completed the sale of its North American labels operations along with the fibre and plastic drum portions of the industrial containers operation. The sale of the intermediate bulk containers portion of the industrial containers operation was completed in December 1998. See Note 3 to the Consolidated Financial Statements for more information regarding the sales of these businesses.

         In September, the Company purchased the remaining 50% share of its joint venture partner in Coretech-Sonoco, a paper mill core manufacturer in Canada, and in a Montreal-based recycled paperboard mill whose production is primarily dedicated to Coretech-Sonoco. In the fourth quarter of 1998, the Company completed an agreement with Texpack to combine the paper cone operations of both companies into a global joint venture to serve the world's textile industry. The joint venture, in which the Company owns 30%, is named Conitex-Sonoco.

         Sonoco completed several acquisitions during 1997 with an aggregate cost of approximately $17,600 in cash and the assumption of $9,900 in debt. Acquisitions included the Industrial Machine Company, a domestic producer of equipment and tooling primarily for the paper-converting and food-processing industries, and Corepak LTD, a tube and core producer in England. Joint ventures were also formed in Brazil and Chile. The Brazilian joint venture, Sonoco For-Plas, is owned 51% by the Company. It is a major supplier of "peel off" metal ends and plastic components such as overcaps for cans. The Chilean joint venture, a manufacturer of paper tubes and composite cans, is also owned 51% by the Company. Sonoco contributed its fibre partitions operation into a joint venture with Rock-Tenn Company called RTS Packaging, owned 35% by Sonoco. The Company also completed the sale of its screen print operations acquired in the 1993 acquisition of Engraph, Inc.

         Sonoco completed several acquisitions during 1996 that were strategically important to both United States and international operations. The aggregate cost of these acquisitions was approximately $94,200 in cash and the assumption of $11,600 in debt. Domestic acquisitions included a producer of moldwood plugs, Moldwood Products Company; a supplier of vapor barrier packaging materials, Hamilton Hybar, Inc.; a manufacturer of tubes and cores, Stonington Corporation; a niche producer of composite cans, Specialty Packaging; and two operations to the Company's wire and cable packaging operations. Significant international acquisitions for Sonoco were the Hongwen joint venture for paperboard production in China, the Indonesian joint venture for production of tubes, cones and cores, and the purchase of two German paperboard can manufacturers.

         During 1995, Sonoco acquired the remaining 50% interest in its CMB/Sonoco joint venture for composite can production in England and France. The Edinburgh plant was added to the flexible packaging operations and Cricket Converters was added to the labels operations. Also during 1995, Sonoco acquired a minority interest in Demolli Industria Cartaria SRL, and purchased three converting operations and a paper mill in Brazil, a small tube and paper manufacturer in France and three recovered paper collection plants in the United States. During 1994, the Company acquired M. Harland & Son Limited, a leading producer of roll labels and roll-label application equipment headquartered in the United Kingdom.

         The Company has accounted for all of its acquisitions as purchases and, accordingly, has included their results of operations in consolidated net income from the date of acquisition. The pro forma impact of these acquisitions in each year was immaterial.


3. ASSETS HELD FOR SALE


In December 1997, the Company signed a letter of intent to sell its industrial containers operations, part of the Company's Industrial Packaging segment. Accordingly, the $97,870 of net assets of these operations, which consisted primarily of property, plant and equipment, accounts receivable and inventories, net of liabilities, were included in net assets held for sale at December 31, 1997. The sale was fully completed in 1998 for cash proceeds of approximately $218,400 resulting in a pre-tax gain of $119,552 ($55,252 after tax).

         In January 1998, the Company signed a letter of intent to sell its North American labels operations, part of the Company's Consumer Packaging segment. The cash transaction was completed early in the second quarter of 1998 for net proceeds of approximately $87,700. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recorded a pre-tax charge of $226,358 ($174,500 after tax) in the fourth quarter of 1997 to reduce cost in excess of fair value to reflect the difference between carrying value and estimated proceeds from the sale. An additional pre-tax charge of $19,198 ($13,698 after tax) was recognized in 1998 upon completion of the sale of the North American labels business. At December 31, 1998, the operations that remain for sale consist of a labels operation in the United Kingdom and a manufacturer of roll-label application equipment in the United States. There were approximately $5,294 and $120,712 included in net assets held for sale at December 31, 1998 and 1997, respectively, consisting primarily of property, plant and equipment, accounts receivable and inventories, net of liabilities.

         The combined net sales of the above operations were $140,000 in 1998, $437,500 in 1997 and $438,200 in 1996. Combined operating profits were $3,300, $13,600 and $22,700 in 1998, 1997 and 1996, respectively.

         The decision to sell Sonoco's industrial containers and labels businesses was based on management's conclusion that neither of these businesses fit the Company's long-term strategic objectives.


4. CASH AND CASH EQUIVALENTS


Cash equivalents are composed of highly liquid investments with an original maturity of three months or less and are recorded at market.

         At December 31, 1998 and 1997, outstanding checks of $33,227 and $21,853, respectively, were included in Payable to suppliers.

         At December 31, 1998 and 1997, $7,409 and $23,823, respectively, of cash and cash equivalents represented proceeds from the issuance of the 6% and 6.125% Industrial Revenue Bonds (IRBs) and were restricted to funding qualified expenditures as provided for by the bonds.


5. INVENTORIES


Inventories are stated at the lower of cost or market. The last-in, first-out
(LIFO) method was used to determine costs of approximately 31% of total inventories in 1998 and 34% in 1997. The remaining inventories are determined on the first-in, first-out (FIFO) method.

         If the FIFO method of accounting had been used for all inventories, the totals would have been higher by $11,078 in 1998 and $10,866 in 1997.


6. PROPERTY, PLANT AND EQUIPMENT


Plant assets represent the original cost of land, buildings and equipment less depreciation computed under the straight-line method over the estimated useful life of the asset. Equipment lives range from 3 to 11 years, buildings from 20 to 30 years.

         Timber resources are stated at cost. depletion is charged to operations based on the number of units of timber cut during the year.

         Depreciation and depletion expense amounted to $136,170 in 1998, $136,925 in 1997 and $125,167 in 1996. Details of property, plant and equipment at December 31 are as follows:

                                                    1998               1997
---------------------------------------------------------------------------
Land                                         $    35,372        $    37,854
Timber resources                                  33,714             33,328
Buildings                                        298,283            261,850
Machinery and equipment                        1,433,531          1,310,902
Construction in progress                         155,773            115,200
---------------------------------------------------------------------------
                                               1,956,673          1,759,134
Accumulated depreciation and depletion          (942,830)          (819,592)
---------------------------------------------------------------------------
                                             $ 1,013,843        $   939,542
                                             ==============================


         Estimated costs for completion of authorized capital additions under construction totaled approximately $136,000 at December 31, 1998.

         Certain operating properties and equipment are leased under non-cancelable operating leases. Total rental expense under operating leases was approximately $36,000 in both 1998 and 1997, and $37,000 in 1996. Future minimum rentals under non-cancelable operating leases with terms of more than one year are as follows: 1999-$15,600, 2000-$13,100, 2001-$9,400, 2002-$7,500,
2003-$5,900, and 2004 and thereafter-$22,500.


7. COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED


Goodwill arising from business acquisitions ($35,000 in 1998 and $5,000 in 1997) is amortized on a straight-line basis over periods ranging from 15 to 40 years. the company evaluates, at each balance sheet date, the realizability of goodwill for each subsidiary having a goodwill balance. amortization expense amounted to $9,499 in 1998, $16,599 in 1997, and $17,760 in 1996. Accumulated amortization at December 31, 1998 and 1997 was $48,705 and $44,082, respectively.


8. INVESTMENT IN LIFE INSURANCE


Company-owned life insurance (COLI) policies are used by the Company to aid in the financing of employee benefits and are recorded net of policy loans in Other Assets. The net pre-tax cost of COLI, including interest expense, was $4,195 in 1998, $4,477 in 1997 and $9,303 in 1996 and is included in selling, general and administrative expenses. The related interest expense was $36,392 in 1998, $38,754 in 1997 and $39,921 in 1996. Legislation was enacted in 1996 that will phase out the tax deductibility of this interest.

                   NOTES to Consolidated Financial Statements

                  (Dollars in thousands except per share data)


9. DEBT


Debt at December 31 was as follows:

                                                          1998            1997
------------------------------------------------------------------------------
Commercial paper, average rate of 5.4% in 1998
  and 5.5% in 1997                                    $267,000        $213,000
6.75% debentures due November 2010                      99,819          99,819
5.875% debentures due November 2003                     99,605          99,538
5.49% debentures due April 2000                         75,000          75,000
9.2% debentures due August 2021                         41,305          99,928
6.125% IRBs due June 2025                               34,509          34,486
6.0% IRBs due April 2026                                34,139          34,107
Foreign denominated debt, average rate of 7.5%
  in 1998 and 8.4% in 1997                             106,626         106,670
Other notes                                             25,629          33,811
------------------------------------------------------------------------------
Total debt                                             783,632         796,359
Less current portion and short-term notes               96,806          99,690
------------------------------------------------------------------------------
Long-term debt                                        $686,826        $696,669
                                                      ========================

         The Company has authorized a commercial paper program totaling $450,000 and has fully committed bank lines of credit supporting the program by a like amount. These bank lines expire in the year 2001. It is management's intent to extend indefinitely the line of credit agreements supporting the commercial paper program. Accordingly, commercial paper borrowings are classified as long-term debt.

         Certain of the Company's debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires that net worth at the end of each fiscal quarter be greater than $750,000 increased by 50% of net income after March 31, 1998, and decreased by stock purchases after January 1, 1998.

         In addition to the committed availability under the commercial paper program, unused short-term lines of credit for general Company purposes at December 31, 1998, were approximately $137,100 with interest at mutually agreed-upon rates. As of December 31, 1998, the Company has registered debt securities of $250,000 under shelf registrations with the Securities and Exchange Commission.

         The approximate principal requirements of debt maturing in the next five years are: 1999-$96,800, 2000-$80,500, 2001-$3,500, 2002-$3,700 and
2003-$102,900.


10. EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT


In 1998, the Company tendered for any and all of its 9.20% debentures due August 1, 2021. The fixed spread offer to purchase the debentures resulted in an extraordinary charge against earnings in the second quarter of $11,753 (after a $7,514 income tax benefit), reflecting the tender of approximately $58,700 principal amount of the $100,000 issue.


11. FINANCIAL INSTRUMENTS


The Company enters into currency swaps and foreign exchange forward contracts to hedge a portion of the net investment in certain foreign subsidiaries. Gains and losses on such contracts are recognized as a component of accumulated other comprehensive income. As of December 31, 1998 and 1997, the notional value of such contracts was approximately $19,000 and $29,000, respectively. All financial instruments are executed with credit-worthy financial institutions; therefore, the Company considers the risk of non-performance on these instruments to be remote.

         The following table sets forth the carrying amounts and fair values of the Company's significant financial instruments where the carrying amount differs from the fair value. The carrying amount of cash and cash equivalents, short-term debt and long-term variable-rate debt approximates fair value. The fair value of long-term debt is based on quoted market prices or by discounting future cash flows using interest rates available to the Company for issues with similar terms and average maturities. Foreign currency agreements are valued based on termination values or quoted market prices of comparable instruments.

                           December 31, 1998               December 31, 1997
---------------------------------------------------------------------------------
                        Carrying          Fair          Carrying          Fair
                         Amount           Value          Amount           Value
                        of Asset        of Asset        of Asset        of Asset
                       (Liability)     (Liability)     (Liability)     (Liability)
---------------------------------------------------------------------------------
Long-term debt          $(686,826)      $(710,427)      $(696,669)      $(718,624)
Foreign currency
  agreements                 (583)           (583)          1,060           1,060
---------------------------------------------------------------------------------

         On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 is effective for all fiscal years beginning after June 15, 1999, and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of FAS 133 will not have a significant effect on the Company's results of operations or its financial position.


12. STOCK PLANS


The Company has stock option plans under which common shares are reserved for sale to certain employees and non-employee directors. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant and expire 10 years after the date of grant. There were 4,115,363 shares reserved for future grants at December 31, 1998.

         On December 31, 1998, the Company granted special one-time Centennial stock options of 100 shares to substantially all of its employees. These options may be exercised after two years at the closing price of the shares on December 31, 1998, and expire after six years. A total of 1,543,200 options were granted under the Centennial Share Program.

         On September 2, 1997, one-time awards of contingent share units were granted to twenty-five of the Company's executives from shares allocated in the 1991 Key Employee Stock Plan. These awards, consisting of performance-based restricted shares of Common Stock, were granted to provide corporate and business unit managers with an additional compensation opportunity which is realized only if targeted creation of shareholder value is achieved. The vesting of the awards, which can range from 184,250 to 737,000 shares, is tied to growth in share price over a four-year period. None of the stock units will vest if the minimum share price growth objective is not achieved. In 1994, the Company granted one-time awards of contingent shares to certain of the Company's executives. These options vest over a five-year period with one-third vesting on the third, fourth and fifth anniversaries of the grant. An executive must be actively employed by the Company on the vesting date in order for shares to be issued. Once vested, these options do not expire. As of December 31, 1998, 382,800 options granted under this plan remain outstanding.

         A summary of the status of the Company's stock option plans is presented below:

                                                      Weighted-
                                         Option        Average
                                         Shares     Exercise Price
------------------------------------------------------------------
1996
Outstanding at beginning of year        6,858,425       $15.60
        Granted                         1,304,952       $23.71
        Exercised                      (1,047,708)      $14.25
        Canceled                          (40,081)      $20.70
Outstanding at end of year              7,075,588       $17.48
Options exercisable at end of year      5,442,286       $17.05
------------------------------------------------------------------
1997
        Granted                         1,355,370       $23.92
        Exercised                        (944,986)      $14.73
        Canceled                          (80,230)      $19.05
Outstanding at end of year              7,405,742       $19.00
Options exercisable at end of year      5,801,712       $18.73
------------------------------------------------------------------
1998
        Granted                         2,947,366       $31.28
        Exercised                      (1,397,427)      $20.91
        Canceled                          (23,605)      $28.25
Outstanding at end of year              8,932,076       $23.13
Options exercisable at end of year      5,848,668       $19.66
------------------------------------------------------------------

         The weighted-average fair value of options granted was $6.30, $4.84 and $4.45 in 1998, 1997 and 1996, respectively.

         The following table summarizes information about stock options outstanding at December 31, 1998:

                                 Options Outstanding
-------------------------------------------------------------------
                        Number     Weighted-Average     Weighted-
Range of             Outstanding      Remaining          Average
Exercise Prices      at 12/31/98   Contractual Life  Exercise Price
-------------------------------------------------------------------
$ 0.00                  382,800                          $ 0.00
$ 6.61-$15.26           923,345       1.6 years          $14.08
$16.23-$24.77         4,708,349       5.8 years          $21.59
$25.91-$37.10         2,917,582       7.5 years          $31.51
                      ---------
$ 0.00-$37.10         8,932,076       5.9 years          $23.13
-------------------------------------------------------------------


                                  Options Exercisable
                     ----------------------------------------------
                        Number                          Weighted-
Range of             Exercisable                         Average
Exercise Prices      at 12/31/98                     Exercise Price
-------------------------------------------------------------------
$ 0.00                  207,626                          $ 0.00
$ 6.61-$15.26           923,345                          $14.08
$16.23-$24.77         4,704,970                          $21.59
$25.91-$37.10            12,727                          $29.83
                      ---------
$ 0.00-$37.10         5,848,668                          $19.66
-------------------------------------------------------------------

         As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), the Company has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Had compensation cost for the Company's plans been determined consistent with the fair market value provisions of FAS 123, the Company's net income and net income per common share, on a diluted basis, would have been reduced to the pro forma amounts indicated below:

                                         1998       1997         1996
---------------------------------------------------------------------
Net income - as reported             $180,243    $ 2,617     $170,871
Net income (loss) - pro forma         174,182     (1,327)     167,551
Earnings per share - as reported         1.73       0.00         1.58
Earnings (loss) per share -
  pro forma                              1.67      (0.04)        1.54
---------------------------------------------------------------------

         The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                         1998       1997         1996
---------------------------------------------------------------------
Expected dividend yield                   2.3%       2.3%         2.3%
Expected stock price volatility          20.0%      15.3%        15.0%
Risk-free interest rate                   5.4%       6.2%         5.3%
Expected life of options              5 years    5 years      5 years
---------------------------------------------------------------------

                   NOTES to Consolidated Financial Statements

                  (Dollars in thousands except per share data)


13.  Employee Benefit Plans

The Company provides non-contributory defined benefit pension plans for substantially all its United States employees, as well as postretirement health care and life insurance benefits to the majority of its retirees, and their eligible dependents, in the United States and Canada. The Company also sponsors contributory pension plans covering the majority of the employees in the United Kingdom and Canada.

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits" (FAS 132). FAS 132 standardized disclosure requirements to improve the understandability of benefit disclosures and eliminated certain disclosures that were previously required. It did not affect the measurement or recognition of benefit costs.

         The components of net periodic benefit cost includes the following:

                                             1998         1997         1996
-----------------------------------------------------------------------------
Retirement Plans
Service cost                               $ 15,218     $ 15,169     $ 14,266
Interest cost                                39,467       37,690       35,065
Expected return on plan assets              (57,715)     (48,465)     (45,670)
Amortization of net transition asset           (458)        (534)        (324)
Amortization of prior service cost            1,643        1,235        1,025
Amortization of net actuarial loss              423          485          617
Effect of curtailment                          (870)
-----------------------------------------------------------------------------
Net periodic benefit (income) cost         $ (2,292)    $  5,580     $  4,979
                                           ==================================

Retiree Health and
  Life Insurance Plans
Service cost                               $  2,894     $  3,831     $  4,548
Interest cost                                 7,946        8,663        8,735

Expected return on plan assets               (3,784)      (2,828)      (2,452)
Amortization of prior service cost           (4,807)      (5,495)      (4,902)
Amortization of net actuarial loss               66          708        1,375
Effect of curtailment                        (2,039)
-----------------------------------------------------------------------------
Net periodic benefit cost                  $    276     $  4,879     $  7,304
                                           ==================================
Other comprehensive income (expense)       $  1,898     $  1,805     $   (540)
                                           ==================================

     The following tables set forth the plans' obligations and assets at December 31:

                                                                    Retiree Health and
                                         Retirement Plans          Life Insurance Plans
                                        1998          1997          1998          1997
----------------------------------------------------------------------------------------
Change in Benefit
  Obligation
Benefit obligation at January 1      $ 532,856     $ 468,089     $ 124,387     $ 116,317
Service cost                            15,218        15,169         2,894         3,831
Interest cost                           39,467        37,690         7,946         8,663
Plan participant contributions           1,451         1,435
Plan amendments                          6,050         1,958
Actuarial loss (gain)                   52,975        34,248        (1,369)        2,958
Benefits paid                          (28,369)      (25,733)       (9,246)       (7,382)
Other                                   (4,933)                     (4,492)
----------------------------------------------------------------------------------------
Benefit obligation at December 31    $ 614,715     $ 532,856     $ 120,120     $ 124,387
                                     ===================================================
Change in Plan Assets
Fair value of plan assets
  at January 1                       $ 606,453     $ 525,890     $  35,309     $  29,770
Actual return on plan assets            74,492        89,047         5,915         5,539
Company contributions                   16,359        16,866        39,749         7,382
Plan participant contributions           1,451         1,435
Benefits paid                          (28,369)      (25,733)       (9,246)       (7,382)
Other                                   (4,087)       (1,052)          (77)
----------------------------------------------------------------------------------------
Fair value of plan assets at
 December 31                         $ 666,299     $ 606,453     $  71,650     $  35,309
                                     ===================================================
Reconciliation of Funded
  Status, December 31
Funded status of plan                $  51,584     $  73,597     $ (48,061)    $ (89,078)
Unrecognized net actuarial
  loss (gain)                           33,017        (3,988)       11,110        19,502
Unrecognized prior
  service cost                          14,313        11,165        (6,738)      (13,585)
Unrecognized net
 transition obligation (asset)               3        (1,208)
----------------------------------------------------------------------------------------
Net amount recognized                $  98,917     $  79,566     $ (43,689)    $ (83,161)
                                     ===================================================

                                                                       Retirement Plans
                                                                     1998           1997
                                                                 ------------------------
Total Recognized Amounts in the
  Statement of Financial Position
Prepaid benefit cost                                             $ 113,842     $  91,619
Accrued benefit liability                                          (26,193)      (21,723)
Intangible asset                                                     4,357         4,657
Accumulated other comprehensive income                               6,911         5,013
----------------------------------------------------------------------------------------
Net amount recognized                                            $  98,917     $  79,566
                                                                 =======================

     The projected benefit obligation (PBO), accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $38,599, $36,058 and $9,865, respectively, as of December 31, 1998, and $33,737, $31,396 and $9,673, respectively, as of December 31, 1997.

     The weighted-average discount rate used in determining the PBO was 6.75% in 1998, 7.25% in 1997 and 7.75% in 1996. The assumed compensation increase was 4% in 1998 and 1997 and 4.25% in 1996. The expected long-term rate of return on plan assets was 9.5% for all years presented. The assumed health care cost trend rate was 5% in 1998 continuing until the year 2006. Increasing the assumed trend rate for health care costs by one percentage point would result in an increase in the accumulated postretirement benefit obligation (APBO) and total service and interest cost component of approximately $5,822 and $579, respectively. Decreasing the assumed trend rate for health care costs by one percentage point would result in a decrease in the APBO and total service and interest cost component of approximately $6,536 and $661, respectively.

14. INCOME TAXES

The Company provides for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting requirements and tax laws. Assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The provision (benefit) for taxes on income for the years ending December 31 consists of the following:

                                          1998           1997          1996
-----------------------------------------------------------------------------
Pre-tax income
     Domestic                          $ 324,185       $ 27,281      $234,029
     Foreign                              15,413         36,438        46,046
-----------------------------------------------------------------------------
       Total pre-tax income            $ 339,598       $ 63,719      $280,075
                                       ======================================
Current
     Federal                           $  55,737       $ 79,827      $ 74,166
     State                                16,765         13,650        10,238
     Foreign                               9,874         14,991        13,057
-----------------------------------------------------------------------------
       Total current                   $  82,376       $108,468      $ 97,461
                                       ======================================
Deferred
     Federal                           $  72,340       $(49,161)     $  5,466
     State                                   889            502           758
     Foreign                              (1,616)           302         3,748
-----------------------------------------------------------------------------
       Total deferred                  $  71,613        (48,357)        9,972
-----------------------------------------------------------------------------
Total taxes                            $ 153,989       $ 60,111      $107,433
                                       ======================================

     Cumulative deferred tax liabilities (assets) are comprised of the following at December 31:

                                                                1998            1997
--------------------------------------------------------------------------------------
Depreciation                                                 $  61,947       $  70,442
Employee benefits                                               38,504          30,399
Other                                                                              694
--------------------------------------------------------------------------------------
     Gross deferred tax liabilities                            100,451         101,535
--------------------------------------------------------------------------------------
Retiree health benefits                                        (14,425)        (31,745)
Foreign loss carryforwards                                     (14,913)        (11,839)
Capital loss carryforwards                                      (7,660)
Employee benefits                                              (16,001)        (18,915)
Asset impairment                                                               (51,858)
Accrued liabilities and other                                  (19,663)         (7,737)
--------------------------------------------------------------------------------------
     Gross deferred tax assets                                 (72,662)       (122,094)
Valuation allowance on deferred tax assets                      35,104          11,839
--------------------------------------------------------------------------------------
     Total deferred taxes, net                               $  62,893       $  (8,720)
                                                             =========================

     The net change in the valuation allowance for deferred tax assets is a net increase of $23,265 in 1998, compared with a net increase of $1,510 in 1997. An increase of $3,074 is related to net operating losses of foreign subsidiaries for which their use is limited to future taxable earnings. The remaining additional allowance of $20,191 was added in 1998 for reserves and capital losses associated with the dispositions of the North American labels and industrial containers businesses, the deductibility of which is uncertain.

     Approximately $46,000 of foreign subsidiary net operating loss carryforwards remain at December 31, 1998. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carryforwards, approximately $35,155 have no expiration date. The remaining loss carryforwards expire at various dates in the future.

     A reconciliation of the United States federal statutory tax rate to the actual consolidated tax expense is as follows:

                                1998                 1997                  1996
------------------------------------------------------------------------------------
Statutory tax rate      $ 118,859    35.0%    $ 22,301    35.0%    $  98,026    35.0%
State income taxes,
   net of federal
   tax benefit             12,146     3.6        1,623     2.5         6,879     2.5
Goodwill                    6,280     1.8        3,508     5.5         3,624     1.3
Asset impairment
   and dispositions        15,552     4.6       38,913    61.1
Company-owned
   life insurance          (3,471)   (1.0)      (4,908)   (7.7)       (2,955)   (1.1)
Other, net                  4,623     1.3       (1,326)   (2.1)        1,859     0.7
------------------------------------------------------------------------------------
   Total taxes          $ 153,989    45.3%    $ 60,111    94.3%    $ 107,433    38.4%
                        ============================================================

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

     Undistributed earnings of international subsidiaries totaled $92,443 at December 31, 1998. There have been no United States income taxes provided on the undistributed earnings since the Company considers these earnings to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries sold, these earnings could become subject to tax.

15. COMMITMENTS AND CONTINGENCIES

The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings.

     The Company has been named as a potentially responsible party at several environmentally contaminated sites, located primarily in the Northeastern United States, owned by third parties. These sites represent the Company's largest potential environmental liabilities. The Company has approximately $4,000 accrued for these contingencies as of December 31, 1998 and 1997. Due to the complexity of determining clean-up costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined. Furthermore, all of the sites are also the responsibility of other parties. The Company's liability, if any, is shared with such other parties, but the Company's share has not been finally determined in most cases. In some cases, the Company has cost-sharing agreements with other potentially responsible parties with respect to a particular site. Such agreements relate to the sharing of legal defense costs or clean-up costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost-sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away. Accordingly, a reliable estimate of the ultimate cost to the Company with respect to such sites cannot be determined. Costs, however, are accrued as necessary once reasonable estimates are determined.

     Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management's opinion that such costs, when finally determined, will not have an adverse material effect on the consolidated financial position of the Company.

16. SHAREHOLDERS' EQUITY

On April 15, 1998, the Board of Directors declared a 10% stock dividend payable June 10, 1998, to all shareholders of record May 15, 1998. Common shares and per share data have been restated throughout the Consolidated Financial Statements and Notes to give retroactive effect to the stock dividend.

     On December 17, 1997, the Company's Board of Directors authorized a stock repurchase program to purchase up to $150,000 of the Company's common stock at current market prices. Throughout 1998, approximately 5,179,541 shares were repurchased under this and other previously authorized programs at a total cost of $169,080 for an average price of $32.64 per share. Also in 1997, the Company called for the redemption or conversion on September 28, 1997, of all of its outstanding shares of $2.25 Series A Cumulative Convertible Preferred Stock that was issued in 1993. The Company converted substantially all of its 2,394,125 outstanding shares at a rate of 2.074 common shares per share of preferred stock.

17. COMPREHENSIVE INCOME

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Accordingly, the Consolidated Statements of Changes in Shareholders' Equity and the shareholders' equity section of the Consolidated Balance Sheets have been reclassified to comply with the new requirements.

     The following table summarizes the components of accumulated other comprehensive income and the changes in accumulated comprehensive income for the years ended December 31, 1998 and 1997:

                                                    Foreign       Minimum      Accumulated
                                                   Currency       Pension         Other
                                                  Translation    Liability    Comprehensive
                                                  Adjustments    Adjustment      Income
-------------------------------------------------------------------------------------------
Balance at January 1, 1997                         $(56,572)      $(3,208)      $(59,780)
Change during 1997                                  (29,835)       (1,805)       (31,640)
-------------------------------------------------------------------------------------------
Balance at December 31, 1997                        (86,407)       (5,013)       (91,420)
Change during 1998                                   (1,821)       (1,898)        (3,719)
-------------------------------------------------------------------------------------------
Balance at December 31, 1998                       $(88,228)      $(6,911)      $(95,139)
                                                  =========================================

18. FINANCIAL REPORTING FOR BUSINESS SEGMENTS

Sonoco reports its results in two primary segments, Industrial Packaging and Consumer Packaging. The Industrial Packaging segment includes the following businesses: engineered carriers (tubes, cores, and cones); paperboard; injection molded and extruded plastics; designed interior packaging; wood, plywood, and metal reels for wire and cable packaging; adhesives and converting machinery. This segment also included the industrial containers business (fibre drums, plastic drums and intermediate bulk containers) sold in 1998. The Consumer Packaging segment includes the following businesses: composite cans; flexible packaging; caulking cartridges; capseals; high density film products; packaging services; printed packaging; coasters and glass covers. This segment also included the North American labels business sold in March 1998.

     The Company adopted Statement of Financial Accounting Standards No. 131 (FAS 131), "Disclosures about Segments of an Enterprise and Related Information," during 1998. FAS 131 requires the presentation of descriptive information about reportable segments consistent with that used by management of the Company to assess performance. Additionally, FAS 131 requires disclosure of certain information by geographic region. The adoption of FAS 131 did not result in changes to the Company's reportable business segments.

Years ended    Industrial      Consumer
December 31    Packaging       Packaging          Corporate         Consolidated
--------------------------------------------------------------------------------
Total Revenue

  1998       $1,466,133       $ 1,134,003                           $ 2,600,136
  1997        1,630,969         1,259,337                             2,890,306
  1996        1,599,129         1,231,770                             2,830,899

Intersegment Sales(1)

  1998       $   41,121       $     1,098                           $    42,219
  1997           42,362               113                                42,475
  1996           41,574             1,250                                42,824

Sales to Unaffiliated Customers

  1998       $1,425,012       $ 1,132,905                           $ 2,557,917
  1997        1,588,607         1,259,224                             2,847,831
  1996        1,557,555         1,230,520                             2,788,075

Operating Profit(2)

  1998       $  282,114       $   106,347        $   (48,863)       $   339,598
  1997          217,775          (101,833)           (52,223)            63,719
  1996          202,928           126,436            (49,289)           280,075

Identifiable Assets(3)

  1998       $1,240,915       $   512,715        $   329,353        $ 2,082,983
  1997        1,228,796           717,172            213,964          2,159,932
  1996        1,219,248           861,464            285,184          2,365,896

Depreciation, Depletion and Amortization

  1998       $   98,331       $    47,338                           $   145,669
  1997           93,336            60,188                               153,524
  1996           90,416            52,511                               142,927

Capital Expenditures

  1998       $  143,852       $    55,028                           $   198,880
  1997          140,581            90,070                               230,651
  1996          163,507            68,479                               231,986
--------------------------------------------------------------------------------

Geographic Regions

The sales to unaffiliated customers and long-lived assets by geographic region are as follows:

                                            1998             1997            1996
-----------------------------------------------------------------------------------
Sales to Unaffiliated Customers

     United States                       $1,959,117      $2,245,772      $2,203,077
     Europe                                 304,435         287,467         283,453
     Canada                                 119,930         121,227         130,106
     All other                              174,435         193,365         171,439
-----------------------------------------------------------------------------------
     Total                               $2,557,917      $2,847,831      $2,788,075
                                         ==========================================
Long-Lived Assets

     United States                       $  745,937      $  712,111      $1,087,804
     Europe                                 235,825         183,950         204,801
     Canada                                  62,676          54,400          55,914
     All other                              139,766         133,178         102,463
-----------------------------------------------------------------------------------
     Total                               $1,184,204      $1,083,639      $1,450,982
                                         ==========================================

(1)    Intersegment sales are recorded at a market-related transfer price
(2) Industrial Packaging's 1998 results include a pre-tax gain of $119,552 on the sale of the industrial containers business and one-time, pre-tax charges of $(37,480). Consumer Packaging's results include pre-tax charges of $(19,198) in 1998 and $(226,358) in 1997 related to the disposition of the North American labels business and one-time, pre-tax charges of $(3,856) in 1998. Interest income and interest expense are excluded from the operating profits by segment and are shown under Corporate.
(3) Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facilities and prepaid expenses.

                SELECTED Eleven-Year Financial Data (Unaudited)

            (Dollars and shares in thousands except per share data)


                                                            1998          1997          1996           1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
Operating Results
Net sales                                               $ 2,557,917   $ 2,847,831   $ 2,788,075   $ 2,706,173   $ 2,300,127
Cost of sales and operating expenses                      2,269,810     2,505,531     2,458,710     2,396,284     2,055,734
Interest expense                                             54,779        57,194        55,481        44,004        35,861
Interest income                                              (5,916)       (4,971)       (6,191)       (4,905)       (2,398)
Unusual items(1)                                           (100,354)      226,358
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                  339,598        63,719       280,075       270,790       210,930
Provision for income taxes                                  153,989        60,111       107,433       106,640        82,500
Equity in earnings of affiliates/Minority interest            6,387          (991)       (1,771)          369         1,419
-----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in
     accounting principles and extraordinary loss           191,996         2,617       170,871       164,519       129,849
Cumulative effect of changes in accounting principles
     (FAS 106 and FAS 109)
Extraordinary loss, net of income tax benefit               (11,753)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                  180,243         2,617       170,871       164,519       129,849
Preferred dividends                                                        (3,061)       (7,196)       (7,763)       (7,763)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders      $   180,243   $      (444)  $   163,675   $   156,756   $   122,086
                                                        ============================================================================
Per common share(3)
     Net income available to common shareholders:
          Basic                                                1.76          0.00          1.64          1.56          1.21
          Diluted                                              1.73          0.00          1.58          1.49          1.19
     Cash dividends-common                                    0.704         0.641         0.586         0.524         0.481
Average common shares outstanding:(3)
          Basic                                             102,632       100,981        99,564       100,253       100,590
          Diluted                                           104,275       107,350       108,487       110,111       109,420
Actual common shares outstanding at December 31(3)          101,683       105,417        98,850       100,229       100,379
-----------------------------------------------------------------------------------------------------------------------------------
Financial Position
Net working capital                                         225,347       438,896       262,533       229,328       222,068
Property, plant and equipment, net                        1,013,843       939,542       995,415       865,629       763,109
Total assets                                              2,082,983     2,159,932     2,365,896     2,098,157     1,821,414
Total debt                                                  783,632       796,359       893,088       686,792       547,380
Shareholders' equity                                        821,592       848,819       920,613       918,749       832,218
Current ratio                                                   1.5           2.0           1.6           1.5           1.6
Total debt to total capital(2)                                 46.7%         46.1%         47.2%         39.6%         38.1%
Book value per common share(3)                                 8.08          8.05          8.10          7.45          6.57
-----------------------------------------------------------------------------------------------------------------------------------
Other Data
Depreciation, depletion and amortization expense            145,669       153,524       142,927       125,836       112,797
Cash dividends declared-common                               72,028        64,639        58,480        53,145        48,287
Market price per common share (ending)(3)                     29.63         31.54         23.53         23.86         18.94
Return on total equity (including preferred stock)             22.0%          0.3%         18.3%         18.7%         16.0%
Return on net sales                                             7.0%          0.0%          6.1%          6.1%          5.6%
-----------------------------------------------------------------------------------------------------------------------------------
                                                            1993         1992         1991         1990         1989         1988
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                               $1,947,224   $1,838,026   $1,697,058   $1,669,142   $1,655,830 $1,599,751
Cost of sales and operating expenses                     1,734,980    1,641,075    1,528,543    1,481,271    1,470,877  1,413,912
Interest expense                                            31,154       30,364       28,186       28,073       29,440     25,175
Interest income                                             (6,017)      (6,416)      (6,870)      (2,196)      (2,573)    (1,517)
Unusual items(1)                                            (5,800)      42,000       (8,525)      75,000
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                 192,907      131,003      155,724       86,994      158,086    162,181
Provision for income taxes                                  75,200       51,800       63,600       43,934       60,906     67,029
Equity in earnings of affiliates/Minority interest           1,127        2,048        2,681        7,308        6,381      1,125
-----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in
     accounting principles and extraordinary loss          118,834       81,251       94,805       50,368      103,561     96,277
Cumulative effect of changes in accounting principles
     (FAS 106 and FAS 109)                                              (37,892)
Extraordinary loss, net of income tax benefit
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                 118,834       43,359       94,805       50,368      103,561     96,277
Preferred dividends                                         (1,264)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders      $  117,570   $   43,359   $   94,805   $   50,368   $  103,561  $  96,277
                                                        ============================================================================
Per common share(3)
     Net income available to common shareholders:
          Basic                                               1.17         0.43         0.95         0.50         1.02       0.95
          Diluted                                             1.08         0.43         0.95         0.50         1.01       0.94
     Cash dividends-common                                   0.459        0.425        0.398        0.390        0.351      0.277
Average common shares outstanding:(3)
          Basic                                            100,849      100,176       99,682      100,610      101,402    101,215
          Diluted                                          109,711      101,112      100,225      101,078      102,301    101,940

Actual common shares outstanding at December 31(3)         101,001      100,651       99,897       99,446      101,009    101,319
-----------------------------------------------------------------------------------------------------------------------------------
Financial Position
Net working capital                                        209,932      152,478      163,860      184,066      193,035    188,085
Property, plant and equipment, net                         737,154      614,018      580,787      562,591      494,290    533,427
Total assets                                             1,696,349    1,241,783    1,135,940    1,113,594      995,132    977,459
Total debt                                                 515,826      316,010      283,199      312,120      255,286    298,000
Shareholders' equity                                       788,364      561,890      562,306      512,828      511,574    454,486
Current ratio                                                  1.7          1.5          1.6          1.7          2.1        2.0
Total debt to total capital(2)                                38.0%        35.1%        30.6%        34.7%        30.4%      36.8%
Book value per common share(3)                                6.10         5.58         5.63         5.15         5.06       4.48
-----------------------------------------------------------------------------------------------------------------------------------
Other Data
Depreciation, depletion and amortization expense            95,745       83,309       76,561       72,152       67,263     69,055
Cash dividends declared-common                              46,333       42,443       39,703       39,216       35,583     28,046
Market price per common share (ending)(3)                    19.05        20.67        14.94        14.07        16.02      14.83
Return on total equity (including preferred stock)            19.0%        13.7%        17.8%         9.6%        21.3%     23.0%
Return on net sales                                            6.1%         4.4%         5.6%         3.0%         6.3%      6.0%
-----------------------------------------------------------------------------------------------------------------------------------

(1) 1998 data reflects the net gain on the sale of divested businesses of $(100,354) pretax, or $(41,554) after tax. 1997 data reflects the asset impairment charge of $226,358 pretax, or $174,500 after tax. Included in 1993 and 1991 were gains from the early repayment of a note in 1991. Also includes restructuring charges of $42,000 pretax, or $25,000 after tax, in 1992 and $75,000 pretax, or $54,650 after tax, in 1990.
(2) Debt levels for 1995 through 1998 have been adjusted for cash related to the issuance of restricted-purpose bonds.
(3) Prior years' data have been restated for the 10% common stock dividend paid on June 10, 1998.

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

     PricewaterhouseCoopers LLP, independent certified public accountants, have audited the financial statements, and their report is herein.

/s/ F. Trent Hill, Jr.

F. Trent Hill, Jr.
Vice President and Chief Financial Officer



               REPORT of Independent Certified Public Accountants

TO THE SHAREHOLDERS AND DIRECTORS
OF SONOCO PRODUCTS COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows (appearing on pages 34 through 45 of this report) present fairly, in all material respects, the consolidated financial position of Sonoco Products Company at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Charlotte, North Carolina

January 27, 1999

                                    OFFICERS

EXECUTIVE OFFICERS               JIM C. BOWEN, 48                 ALLAN V. CECIL, 57               HARRIS E. DELOACH, JR., 54
                                 Vice President & General         Vice President-Investor          Executive Vice President
PETER C. BROWNING, 57            Manager-Paper Division.          Relations & Corporate Affairs.   with responsibility for Global
President & Chief Executive      Previously Vice President-       Previously Vice President-       Industrial Products/Paper &
Officer. Previously President &  Manufacturing North America,     Investor Relations & Corporate   Sonoco Crellin (molded and
Chief Operating Officer          Paper since 1994-1997; Director  Communications 1996-1998.        extruded plastics). Previously
1996-1998; Executive Vice        of Manufacturing 1993-1994.      Prior to Sonoco was Vice         Executive Vice President
President-Global Industrial      Joined Sonoco in 1972.           President-Corporate              responsible for High Density
Products/Paper 1993-1996.                                         Communications & Investor        Film Products, Industrial
Prior to Sonoco was President,   BERNARD W. CAMPBELL, 49          Relations, National Gypsum       Container, Fibre Partitions,
Chairman & Chief Executive       Vice President-Information       Company and previously with      Protective Packaging, Sonoco
Officer, National Gypsum         Services. Previously Staff Vice  Mesa Petroleum Company.          Crellin & Baker Reels 1996-
Company 1990-1993;               President-Information Services   Joined Sonoco in 1996.           1998; Group Vice President
Continental Can Company          1991-1996; Director-Corporate                                     1993-1996; Vice President-Film,
1966-1990 where he last served   Information Services 1990-1991.                                   Plastics & Special Products 1993.
as Executive Vice President.     Joined Sonoco in 1988.                                            Joined Sonoco in 1985.
Joined Sonoco in 1993.

                                    OFFICERS

CYNTHIA A. HARTLEY, 50                       HARRY J. MORAN, 66
Vice President-Human Resources.              Executive Vice President with
Previously Vice President-                   responsibility for Flexible
Human Resources, National                    Packaging, Capseals, Trident,
Gypsum Company and Dames &                   Standard Cap, Folding Cartons,
Moore and previous experience                High Density Film, Baker Reels,
with Continental Can Company.                Protective Packaging and the
Joined Sonoco in 1995.                       Pack Center. Previously Executive
                                             Vice President responsible for
F. TRENT HILL, JR., 46                       Consumer Packaging Group
Vice President & Chief Financial             1996-1998; Group Vice President-
Officer. Previously Vice President-          Consumer Packaging 1993-1996.
Finance 1994-1995; Vice                      Joined Sonoco in 1983.
President-Industrial Products,
N.A. 1990-1994; Vice President-              CHARLES F. PATERNO, 42
Finance 1987-1989. Joined                    Vice President-Industrial
Sonoco in 1979.                              Products/Paper, Europe.
                                             Previously Division Vice
RONALD E. HOLLEY, 56                         President-Industrial Products/
Vice President-Industrial                    Paper, Europe 1996-1998;
Products, N.A. Previously                    President-Sonoco Limited
Vice President-High Density                  1994-1995. Joined Sonoco
Film Products 1993-1999;                     in 1983.
Vice President-Total Quality
Management 1990-1993; Vice                   EDDIE L. SMITH, 47
President-Industrial Products                Vice President/General Manager,
1987-1990. Joined Sonoco                     Flexible Packaging. Previously
in 1964.                                     Division Vice President/General
                                             Manager-Flexible Packaging
CHARLES J. HUPFER, 52                        1996-1998; Division Vice
Vice President, Treasurer &                  President-Consumer Products,
Corporate Secretary. Previously              Europe 1994-1996. Joined
Treasurer 1988-1995; Director                Sonoco in 1971.
of Tax & Audit 1985-1988.
Director-International Finance               PERRY D. SMITH, 48
& Accounting 1980-1985.                      Vice president & Managing
Joined Sonoco in 1975.                       Director-Sonoco Asia, LLC.
                                             Previously Managing Director-
J. RANDY KELLEY, 44                          Sonoco Asia, L.L.C., 1994-1996;
Vice president & Assistant to                Director-Business Development,
the CEO. Previously Vice                     Asia Pacific 1992-1994. Joined
President-Industrial Products,               Sonoco in 1988.
N.A. 1994-1999; Division Vice
President Industrial Container
1991-1993. Joined Sonoco
in 1978.

RAYMOND L. MCGOWAN, JR., 47
Vice President & General
Manager-Global Consumer
Products. Previously Vice
President-Consumer Products
1997-1998; Vice President &
General Manager-Consumer
Products, United States &
Canada 1994-1997. Joined
Sonoco in 1983.