Form 10-K405, Exhibit 13
period 1999-12-31
SONOCO PRODUCTS CO
filed 2000-03-24
CIK 91767

                                   INDUSTRIAL
                                   PACKAGING

[PHOTO]

SONOCO'S INDUSTRIAL PACKAGING SEGMENT ACCOUNTS FOR APPROXIMATELY 55% OF THE COMPANY'S SALES. THESE PRODUCTS INCLUDE HIGH PERFORMANCE PAPER AND PLASTIC-BASED ENGINEERED CARRIERS AND PAPERBOARD; WOOD, METAL AND COMPOSITE REELS FOR WIRE AND CABLE PACKAGING; AND DESIGNED INTERIOR PACKAGING.

ENGINEERED CARRIERS

Engineered carriers are tubes and cores made of fibre, injection molded and extruded plastic, or composite materials that are used by a wide range of industries to wind and transport their products. The major markets served by Sonoco are textiles, paper, film, foil, tape and coiled metals. These products are also used for non-winding applications such as construction molds and storage and shipping containers.

   Sonoco is the world's largest producer of paperboard engineered carriers, operating some 112 manufacturing sites in North America, South America, Europe, Asia and Australia, with sales of approximately $1.1 billion for tubes, cores and paperboard. While there is strong competition from regional and local manufacturers, the trend of global consolidation, where fewer customers demand fewer suppliers with uniform quality and capabilities around the world, leaves Sonoco well positioned to maintain and build upon its leadership position.

   The Company's engineered carriers business also includes injection molded and extruded plastics operations generating some $130 million in annual sales. In addition to engineered carriers and protective end walls, the 17 dedicated plastics plants produce products used in the wire and cable, automotive, plumbing, filtration, food and quick service restaurant markets.

TECHNOLOGY LEADER

Sonoco is recognized not only as a leading manufacturer of industrial packaging, but also as the technology leader, a necessity in a world pursuing ever-greater performance at the most competitive cost. Sonoco has an integrated network of global technology centers on four continents staffed by experts in materials science, packaging engineering and process improvement. Global collaboration among Sonoco's scientists, our customers and equipment manufacturers leverages these resources so that the best solutions are delivered to customers, whether it's a new yarn tube capable of winding at speeds of 8,000 meters per minute, a paper mill core that can accommodate rolls of paper weighing in excess of six tons, or a radial crush tester that allows film producers to match their carriers to the application with pinpoint accuracy. No other packaging company in the world adds as much value through technology as Sonoco does in the businesses in which it operates.

SUPPLY CHAIN MANAGEMENT

The Company is also adding value through its state-of-the-art order fulfillment center in Hartsville, S.C. The Company has implemented the latest e-Business technology needed to provide customers with cost savings and service-enhancing supply chain management capabilities.

[CHART]

NET SALES, INDUSTRIAL SEGMENT
($ in billions)

1999 sales were lower due to the disposition of the industrial container business in 1998 and the contribution of previously consolidated entities to joint ventures.

GEOGRAPHIC EXPANSION

To strengthen our ability to supply engineered carriers to global markets, the Company opened a number of new production facilities in 1999. These include a high-performance engineered carrier plant in Bursa, Turkey, for textile carriers and another in Poland at the request of a global paper customer. Sonoco has also committed to a new joint venture paper mill with an annual capacity of 12,000 tons in northern Greece to supply Turkish and French operations.

   Customers respond positively to Sonoco's commitment to being the low-cost, high-value global supplier of engineered carriers. Unit volume growth was up approximately 6% over 1998, with demand increasing in all geographical areas.

   Operating profit in our integrated engineered carriers and paperboard operations in 1999 was down slightly when compared with 1998. The year was adversely impacted by lingering effects of the Asian Flu in January and an increase in old corrugated container (OCC) prices. For the last six months of 1999, operating profit was up more than 15% over the same period in 1998, reflecting strengthening volumes and strong productivity improvement. The Company instituted price increases in North America, Europe, and Latin America to offset these higher raw materials costs. Due to the lag between the cost increases and selling price realization, the Company had a negative price/cost position for 1999. In 2000, we expect that selling price increases already implemented will recover most, if not all, of the cost increases.

PAPER OPERATIONS
Sonoco's paper operations are a key component of the Company's strategy of vertical integration in its paper packaging operations. One of the world's leading producers of recycled paperboard with 26 paper mills running 37 papermaking machines in 10 countries, the Company's annual global capacity has grown to nearly 1.6 million tons of paperboard. Of this, approximately 85% is used in Sonoco's own products. The remaining 15% is sold to converters for applications that include book covers, backing for tablets and pads, household filters, folding cartons and partitions, and specialty items such as game tickets, tags and candy board. The Company also produces approximately 185,000 tons of corrugating medium for Georgia-Pacific under a management fee arrangement.

   Recovered paper is one of Sonoco's primary raw materials. Each year the Company collects some two million tons via its network of 44 recovered paper collection facilities around the world. Sonoco offers customized reclamation programs to customers, municipalities and private businesses generating large amounts of used paper. This valuable service stops millions of pounds of recoverable materials from being sent to landfills.

   During 1999,the Company completed a major renovation of its Richmond, Va., paper mill which, after a difficult start-up, is now operating at capacity and principally supporting Sonoco's composite can operations. This has enabled the Company to supply significantly more of its composite can paperboard requirements internally.

   The final component of Sonoco's vertical integration is adhesives manufacturing and machinery manufacturing. Both support the Company's paper converting businesses.

PROTECTIVE PACKAGING
DESIGNED INTERIOR PACKAGING

Sonoco's designed interior packaging products are used to secure and package major appliances such as dishwashers, washing machines and ranges for distribution. The primary product is Sonopost(R) corner posts, which uses Sonoco-made recycled paperboard as the principal raw material, making it a lightweight, strong and cost-effective solution. The appeal of this packaging has earned Sonoco a major market share with Maytag and Whirlpool. Additionally, Sonoco has packaging engineers in both customers' facilities who assist in product design and inventory management. This business, which represents a significant growth opportunity, has three plants in the United States. A fourth plant opened in San Luis Potosi, Mexico, this year to supply a major customer's new operation.

OPERATING INCOME, INDUSTRIAL SEGMENT
($ in millions)

1998 operating income excludes the gain on the sale of the industrial containers business and one-time charges. Reported operating income in 1998 was $282.1 million.

WIRE AND CABLE REELS

Sonoco Baker Reels is the leading producer of nailed-wood, plywood and metal reels for the wire and cable industry in the United States. In 1999, the Company acquired Wood Composite Technology of Greensboro, Ga., a manufacturer of composite (wood and plastic) reels. Composite reels are lightweight, durable and reusable and provide a natural extension of our product line. The wire and cable reel operation serves customers from seven United States manufacturing sites and 28 warehouse locations.

                               CONSUMER PACKAGING

Sonoco's consumer packaging businesses comprise approximately 45% of the Company's sales. These businesses include composite cans, flexible packaging, and speciality packaging and services.

COMPOSITE CANS

Sonoco is the world's leading producer and technological innovator of composite cans, delivering such consumer-preferred features as ease of opening and resealability, portability, durability, ease of handling and storage, extended shelf and pantry life, and an endless choice of sizes and shapes. Sonoco is also the market leader in fibre and plastic caulk cartridge packaging for the adhesive and sealant industry.

NUMEROUS OPTIONS FOR CUSTOMERS

Sonoco composite cans are spiral wound for strength and typically consist of four layers: two plies of 100% recycled paperboard, a protective liner with barrier qualities specific to the product, and a label.

   Composite cans offer exceptional flexibility to meet customer needs, including a variety of opening systems, ranging from shaker tops for cleansers and grated cheeses, peelable membranes for snacks and shortenings to a peelable membrane with a one-way "freshness" valve for roasted coffee. The bottom of the package can be either metal or paper. Labels can be applied during or after winding as a convolute label. Customers can even self-apply their labels. The resealable overcaps can be pigmented and embossed for further differentiation.

   Sonoco has 43 composite can plants in 13 countries on four continents, with additional locations currently planned.

   Composite cans, referred to as paperboard canisters in Europe, generally contain more than 50% recycled content. They are used to package a wide range of products: snacks, refrigerated dough and pastries, powdered beverages, roasted coffee, nuts, candy, cookies and crackers, cereal, frozen concentrates, salt, cleansers, adhesives, and many others. In addition, this business makes fibre and plastic cartridges for the adhesives, ink, petroleum and sealants markets.

   Sonoco's global composite can and cartridge unit volume in 1999 increased over 10% from 1998 from gains in the snack, nut, cartridge and powdered beverage sectors, and the acquisition in August of Crown Cork & Seal's composite can assets. Also, new operations began in Delicias, Mexico, and in Kuala Lumpur, Malaysia. International unit volume increased sharply, although from a much smaller base than in North America, principally in Europe where leading snack manufacturers launched more than 10 new products in 1999. Demand for cans also increased in Latin America.


NEW PRODUCT INTRODUCTIONS

Sonoco enjoyed a number of successful, high profile launches in 1999: Mead Johnson Nutritional's Viactiv(R), Procter & Gamble's Pringles(TM) Twin
Stack, and Minute Maid's new frozen concentrate package featuring the consumer-friendly Ring-Pull Mirastrip(R) opening system. Kellogg Company launched a new wholesome snack product, Snack `Ums(TM), for which Sonoco is providing three package sizes. Kellogg's selection of Sonoco's composite cans for this new product demonstrates the composite can's appeal to consumers.

   Operating profits improved over a difficult 1998,reflecting increased volume, productivity improvement and fixed costs controls.

Growth Strategy

Sonoco's strategy for growth in the global composite can market includes the continuing introduction of new packaging innovations; responding to consumer needs for convenience; focusing on opportunities in snacks, powdered beverages and coffee; converting customers from other forms of packaging; and converting self-manufacturers. Special emphasis will also be placed on geographical expansion in Europe, Asia and Latin America, where market penetration is relatively low.

[BAR GRAPH]

NET SALES, CONSUMER SEGMENT
($ in billions)

1999 sales were higher due to the impact of acquisitions and volume increases, particularly in the European and Latin American composite can operations.

FLEXIBLE PACKAGING

Sonoco's flexible packaging operations include printed flexible packaging, high density film products and container seals.


PRINTED FLEXIBLE PACKAGING

With the acquisition of the flexible packaging division of Graphic Packaging Corporation, Sonoco should double the sales of printed flexibles from approximately $125 million to $250 million per year. Prior to the acquisition, the Company had three locations in the United States and was known primarily for rotogravure printing on paper, film and foil structures. Today, Sonoco operates nine plants in the United States and Canada, has more than doubled its capacity, and added flexo-graphic printing, multi-layer bag making and film blowing capabilities, while expanding its adhesion and extrusion lamination technology. Even though Sonoco already occupies a strong position in the cookie, cracker and confectionery markets and provides packaging to some of the best known names in these businesses, the acquisition will significantly enhance its market presence and customer service. The acquisition also allows Sonoco to supply new markets such as beverage labels, coffee and personal care. This operation continues to provide liner and label materials to the Company's composite can business.

   Previously, Sonoco had no flexible packaging manufacturing locations in Canada. There are now four: Terrebonne, Quebec; Toronto, Ontario; Vancouver, British Columbia; and Winnipeg, Manitoba. Sonoco's expanded North American presence should facilitate relationships with major customers on both sides of the border as these customers seek to consolidate their supplier base.

   Sonoco has chosen printed flexible packaging as a major growth vehicle because its historical growth rate is well above the Gross Domestic Product
(GDP) and is the fastest growing segment of the packaging industry. Printed flexible packaging complements the Company's composite can customer base; lends itself to globalization, a competency of Sonoco; and utilizes much of the same materials science expertise developed by Sonoco for its composite can and bag and film businesses.

HIGH DENSITY FILM PRODUCTS

Sonoco is the leading producer of high-density, high-molecular weight plastic carry-out grocery bags in the United States, with approximately 35% of the grocery bag market. This operation, with sales of over $200 million and six plants in North America, also produces bags for high-volume retail stores, diversified retail businesses and convenience stores, along with agricultural films, a fast-growing market that is benefiting from Sonoco's materials science and product development capabilities. The Company introduced QuikStar(TM) produce bags in October, and a growing number of supermarkets throughout North America are converting to the pre-opened bags that are easier to use than traditional produce bags. The Company's high density film operation experienced an uneven year in 1999,with stronger performance in the first six months and greater pressures on margins in the second half.

CAPSEALS

Sonoco produces container seals used for food and non-food products as supplemental closures on bottles and jars. Based in the United Kingdom, this one-plant operation supplies customers around the world with sophisticated seals that provide product protection and preserve seal integrity, thus preventing illicit tampering and sampling. The Company also produces innovative holographic liners used to discourage counterfeiting, a growing problem around the world.

SPECIALTY PACKAGING AND SERVICES

PACKAGING SERVICES AND FOLDING CARTONS

For the past three years, Sonoco has managed Gillette's North American packaging operations for razors and blades. In 1998, Sonoco opened a dedicated 250,000-square-foot facility in Devens, Mass., to support this initiative. In addition to packaging services, Sonoco also supplies Gillette with folding cartons. Based on the continued success of the Gillette partnership, Sonoco is investigating similar relationships that would allow customers to leverage Sonoco's packaging supply chain expertise while permitting the customer to focus on their core strengths.

[BAR GRAPH]

OPERATING INCOME,
CONSUMER SEGMENT
($ in millions)

1999 excludes a gain on the sale of the labels operations in the United Kingdom. 1998 excludes a loss on the sale of the North American labels operation and one-time charges. 1997 excludes a pre-tax asset impairment charge of $226.4 million. Reported results were $148 million in 1999, $106.3 million in 1998 and $(101.8) million in 1997.

COASTERS AND GLASS COVER

Sonoco is the leading supplier of coasters and glass covers to the North American hospitality industry, restaurants, hospitals and other businesses using these specialized products. The business experienced increased sales and profits in 1999.

GRAPHICS MANAGEMENT

Based in the United Kingdom, Sonoco Trident opened a new operation, Sonoco Trident USA, in Charlotte, N.C. Trident helps major companies manage brands on a worldwide basis, specifically in the area of graphic reproduction, and provides similar assistance to other Sonoco divisions.

SELECTED QUARTERLY
    FINANCIAL DATA (UNAUDITED)
    (Dollars in thousands except per share data)

                                           First            Second            Third           Fourth
                                          Quarter           Quarter           Quarter         Quarter
------------------------------------------------------------------------------------------------------
1999
Net sales                                 $ 560,479         $ 611,754         $ 620,027      $ 754,474
Gross profit                                134,577           145,122           143,958        169,472
Net income                                   43,947(1)         47,364            45,267         51,227
Per common share
----------------
   Net income - basic                     $     .43         $     .46         $     .44      $     .50
              - diluted                         .43               .46               .44            .50
   Cash dividends - common                      .18               .19               .19            .19
   Market price - high                        28.75             28.06             29.94          25.25
                - low                         22.69             22.88             22.31          21.06
------------------------------------------------------------------------------------------------------

1998
Net sales(2)                              $ 673,315         $ 637,609         $ 606,981      $ 640,012
Gross profit(2)                             155,257           148,043           139,278        147,139
Net income                                   46,495            62,188(3)         39,739         31,821(4)
Per common share
----------------
   Net income - basic                     $     .45         $     .60         $     .39      $     .31
              - diluted                         .43               .59               .39            .31
   Cash dividends - common                     .164               .18               .18            .18
   Market price - high                        37.67             38.92             31.00          30.38
                - low                         29.89             30.75             24.19          22.44
------------------------------------------------------------------------------------------------------

(1) Includes a $3.5 million after-tax gain from the sale of the labels and label machinery operations in the United Kingdom and the label machinery operation in the United States.
(2) Net sales and gross profit in the second, third and fourth quarters of 1998 include operations subsequently divested.
(3) Includes the gain on the sale of the fibre and plastic drum components of the industrial containers operation of $40.3 million after tax, the additional loss on the sale of the North American labels operation of $(13.7) million after tax, and the extraordinary loss from early extinguishment of debt of $(11.8) million after tax.
(4) Includes the gain on the sale of the intermediate bulk containers component of the industrial containers operation of $15 million after tax, one-time charges related to workforce reductions and plant closings of $(18.7) million after tax, and an asset impairment charge of $(9.8) million after tax.

[GRAPH]                                 [BAR GRAPH]                   [BAR GRAPH]
Market vs. Book Value                   Cash Dividends                Shareholders' Equity
Per Common Share                        Declared-Common               ($ in millions)
The market price of the Company's       ($ in millions)               Shareholders' equity
stock was $22.75 per share at           The quarterly dividend        increased in 1999 due
the end of 1999 and the book value per  increased from $.18 to        to Sonoco's strong
common share increased to $8.88.        $.19 per share in the         earnings performance.
                                        second quarter of 1999.

MANAGEMENT'S DISCUSSION
     AND ANALYSIS

HIGHLIGHTS

The first and second half of 1999 were markedly different in terms of earnings performance. On a comparable basis (excluding one-time gains and charges), the first six months saw a year-over-year earnings decrease of 6.5%,compared with a 13.4% increase in the second half of the year.

         Consolidated net sales for 1999 were $2.55 billion, compared with $2.56 billion in 1998. Sales in 1998 included $194.2 million from operations that were divested, contributed to joint ventures or are no longer consolidated by Sonoco. These transactions are described more fully below. Sales from continuing operations increased 7.4% to $2.54 billion during 1999 from $2.36 billion in 1998.

         Net income in 1999 was $187.8 million, compared with $180.2 million in 1998. Earnings per diluted share were $1.83 in 1999, compared with $1.73 in 1998. Net income for 1999 included an after-tax gain of $3.5 million from the sale of the label and label machinery operations in the United Kingdom and the United States. Net income for 1998 included net gains on the divestiture of operations totaling $41.6 million after tax an extraordinary loss of $11.8 million from the early extinguishment of debt, one-time after-tax charges of $18.7 million for plant closings and workforce reductions and an after-tax asset impairment charge of $9.8 million. These transactions are described more fully below. Net income for 1999 on a comparable basis increased 3% to $184.3 million from 1998's comparable income of $178.9 million. Earnings per diluted share for 1999 increased 4.5% to $1.79 from $1.72 in 1998 on a comparable basis.

TRANSACTIONS AFFECTING COMPARABILITY OF RESULTS
1999 TRANSACTIONS

During the first quarter of 1999, the Company completed the sale of its labels and label machinery operations in the United Kingdom and the United States. This sale resulted in the recognition of a $3.5 million after-tax gain.

1998 TRANSACTIONS

In the second quarter of 1998, the Company completed the sales of its North American labels operations and the fibre and plastic drums portions of its industrial containers operation. The sale of the labels operation resulted in a non-cash pre-tax asset impairment charge of $226.4 million in 1997 and an additional pre-tax charge of $19.2 million upon the consummation of the sale in 1998. The sale of the fibre and plastic drums operations in the second quarter of 1998 resulted in a pre-tax gain of $104.6 million. Also during the second quarter, the Company recorded an extraordinary loss of $11.8 million (net of a $7.5 million income tax benefit) from the early extinguishment of $58.7 million of the Company's 9.2% debentures.

In July 1998,the Company renegotiated the terms of its corrugating medium supply agreement with Georgia-Pacific. Under the prior agreement, an equal profit sharing arrangement, results were consolidated. The new agreement provides for a fixed fee arrangement, thus all sales and cost components are no longer consolidated in the Company's results. The new arrangement reduces the Company's earnings volatility due to this commodity grade of paper.

         During the fourth quarter of 1998, Sonoco contributed its paper cone and open-end spinning paper tube operations to a global joint venture, Conitex-Sonoco, LLC, to serve the textile industry. An asset impairment charge of $9.8 million after tax was recognized as a result of this transaction.
Also during the fourth quarter of 1998, the Company recorded one-time after-tax charges of $18.7 million resulting from five plant closings and workforce reductions in administrative areas. Additionally the Company sold the remaining portion of the industrial containers operations, intermediate bulk containers, resulting in a $15 million pre-tax gain.

[CHART]

ASSETS BY CATEGORY
($ in millions)

The increase in each of the asset categories is primarily due to acquisitions completed in 1999.

OPERATING RESULTS FROM CONTINUING OPERATIONS
1999 VERSUS 1998

Consolidated net sales increased $174.3 million, or 7.4%, to $2.54 billion from $2.36 billion in 1998. Domestic sales in 1999 were $1.87 billion, up 4%,and international sales were $.67 billion, up 18.1%. The components of the sales change were:

($ in millions)
------------------------------------------------------

Volume/Mix                                        $139
Acquisitions                                        72
Price                                               (8)
Exchange rates                                     (29)
------------------------------------------------------
Total sales increase                              $174
======================================================

         Selling prices did not recover the increased cost of raw materials resulting in a negative price/cost position of $25 million in 1999. Largely in the fourth quarter, selling prices were increased to recover the higher material costs. Selling prices implemented in 1999 should offset most of the negative price/cost position in 2000,though there can be no assurance of such an offset.

         Productivity improvements totaled $45 million in 1999, more than fully offsetting the negative price/cost position and inflation in wages and benefits. Purchasing and logistics savings initiatives lowered the negative price/cost position by $25.4 million.

MANAGEMENT'S DISCUSSION
     AND ANALYSIS

         As a percentage of sales, selling, general and administrative (SG&A) expenses were 10.2% in 1999 and 10.5% in 1998. The reduction was due in part to the Company's having completed the implementation of financial and human resource systems and the centralization of the order fulfillment center and purchasing and logistics operations.

         Investment returns achieved over the last few years have resulted in net pension income of $2.7 million and $2.3 million in 1999 and 1998, respectively. Favorable returns of this magnitude cannot be forecast into the future, thus pension costs may be higher in future periods. Total fixed costs were also lowered approximately $2 million from plan design changes implemented in the fourth quarter of 1999 in the Company's retiree health plan.

         Research and development costs charged to expense were $12 million in 1999, compared with $13.5 million in 1998. Significant projects in our industrial segment included the global production of engineered carriers for elastometric yarns, enhanced engineered carriers for winding printing grade paper, and reusable engineered carriers for sophisticated films. Significant projects in our consumer segment included new snack product composite cans in Europe, North America and Asia, as well as a powdered milk product composite can.

         The effective tax rate for 1999 was 37.5%,compared with 38.5% in 1998. The lower tax rate in 1999 is the result of reduced state taxes and the ability to utilize net operating loss carryforwards in certain countries.

         Net income in 1999 increased $5.4 million, or 3%,to $184.3 million from $178.9 million in 1998. Earnings per diluted share for 1999 increased 4.5% to $1.79 from $1.72 in 1998. Earnings per share in 1999 benefited from lower average shares outstanding during the year. This is primarily the result of the repurchase of five million shares of common stock throughout 1998. During the fourth quarter of 1999,the Company also repurchased approximately 590,000 shares of common stock. In early 2000,the Board of Directors approved a new share repurchase program, allowing for the repurchase of up to five million shares. The Company plans to repurchase shares equal to options granted each year through stock option programs.

         Capital expenditures in 1999 were $135.7 million, compared with $198.9 million in 1998. Capital spending levels in the Company's base businesses have historically been approximately $100-$125 million. Vision 2000,initiated in 1985 and focused on accelerating internal growth, increased that spending level to $200 million for the periods 1996 to 1998. The increased spending during this period allowed the Company to rebuild and expand many plants, lines and operations throughout the world, resulting in higher productivity and output. 1999 spending is more reflective of historical spending levels. We expect capital spending to stay within the $130-$150 million range over a five-year planning horizon.

1999 ACQUISITIONS

In 1999, acquisition spending totaled $184.4 million and investments in joint venture or affiliated companies totaled $25.6 million in cash and $9 million in contributed assets. Acquisitions in the industrial packaging segment included Wood Composite Technology, a manufacturer of reels, and engineered carrier operations in Brazil and Taiwan. Acquisitions in the consumer packaging segment included two composite can plants of Crown Cork & Seal, Inc., and the flexible packaging division of Graphic Packaging Corporation, which includes six manufacturing plants producing printed flexibles in the United States and Canada.

OPERATING SEGMENTS

Sonoco reports results in two segments, Industrial Packaging and Consumer Packaging. International results are reflected in the appropriate segment based on the products produced. Operating profit is defined as revenue less operating costs, with all corporate costs (excluding interest and income taxes) allocated to the two segments.

INDUSTRIAL PACKAGING SEGMENT - The industrial packaging segment represents approximately 55% of the Company's sales and includes the following products: paper and plastic engineered carriers, paper, recovered paper, designed interior packaging and protective reels. This segment also included fibre and plastic drums and intermediate bulk containers, which were sold in 1998.

         Sonoco's paper operations include the Company's 26 paper mills,37 paper machines and 44 collection facilities around the world. Annually, the paper mills have capacity to produce approximately 1.6 million tons of cylinder board, of which Sonoco uses almost 85% internally. The Company also produces approximately 185,000 tons of corrugating medium exclusively for Georgia-Pacific under a cost plus fixed management fee arrangement.

         Results from continuing operations for this segment are presented below:

($ in millions)                 1999       1998    % Change
-----------------------------------------------------------
Trade Sales                  $1,371.9    $1,309.1     4.8%
Operating Profit                188.7       193.2    (2.3)%
Capital Spending                 81.1       143.9   (43.6)%

[CHART]

IDENTIFIABLE ASSETS,
INDUSTRIAL SEGMENT
($ in billions)

Identifiable assets decreased approximately $33 million in 1999 due to foreign currency translation and reduced capital spending.

         Trade sales in the industrial packaging segment increased $62.8 million, or 4.8%,to $1.37 billion in 1999. Domestic sales in 1999 were $.88 billion, up 2.1%, and international sales were $.49 billion, up
10%. Acquisitions increased sales in this segment by $21 million in 1999.

         Direct and indirect effects of depressed Asian economies impacted volume in engineered carriers in the first quarter of 1999. Each succeeding quarter's volume improved, culminating with record growth in the fourth quarter. New plants were opened in Turkey and Poland. Designed interior packaging volume grew 16% in 1999 as penetration of this product to appliance manufacturers continued to increase. A new plant was opened to supply the appliance industry in Mexico. Protective reels added a composite reel to its product offering and benefited from growth in the cable industry. Also during 1999,the Company completed a major renovation of its Richmond, Va., paper mill which, after a difficult start up, is now operating at capacity.

         Selling prices were lower year-over-year for most products, but price increases implemented in the second half of 1999 resulted in higher selling prices in the fourth quarter.

         Gross profit margins in this segment declined to 26.3% from 26.7% in 1998. The cost of recovered paper, a primary raw material in our paperboard operations, increased during the year. Selling price increases were announced in the third quarter to recover this cost. The lag between the cost increase and recovery through selling price increases resulted in a negative price/cost position of approximately $21 million for the year. The North American engineered carrier and paperboard selling price realization was, by the end of the fourth quarter, sufficient to cover the ongoing cost increase. In other countries, selling price increases were implemented later, and by the end of 1999, had not fully covered the ongoing recovered paper cost increase. Continued selling price realization is expected in these other countries, which the Company expects to eliminate the negative price/cost position in 2000.

         Productivity improvements of $31 million offset the negative price/cost position for the year.

         Operating profit declined 2.3% to $189 million from $193 million in 1998. Continued price realization and strong volume resulted in a 15% gain in operating profit in the fourth quarter, compared with the same prior year quarter. Operating profit as a percent of sales declined for the year to 13.8% from 14.8% in 1998. Again, margins improved in the fourth quarter to 13.3%, compared with 13.1% in the prior year quarter.

         Capital spending was $81.1 million in 1999, compared with $143.9 million in 1998. Depreciation, depletion and amortization was $91.2 million in 1999, compared with $98.3 million in 1998. Capital projects included a new designed interior packaging plant in Mexico, rebuild of a paper mill in Mexico, new plants in Brazil, Poland and Turkey, plant and paper mill expansions, and completion of the engineered carrier order fulfillment center. The decline in capital spending is in line with strategic plans to lower capital spending in this segment to more normal levels.

CONSUMER PACKAGING SEGMENT - The consumer packaging segment represents approximately 45% of the Company's sales and includes the following products and services: composite cans, printed flexibles, bag and film products, container seals, folding cartons, covers and coasters, graphics management and packaging services. This segment also included the North American labels operations sold in 1998 and the United Kingdom labels operations sold in 1999.


         Results from continuing operations for this segment are presented below:

($ in millions)                     1999       1998     % Change
---------------                   ------------------------------
Trade Sales                       $1,166.1    $1,054.7    10.6%
Operating Profit                     144.6       130.9    10.5%
Capital Spending                      54.6        55.0     (.7)%

         Trade sales in the consumer packaging segment increased $111.5 million to $1.17 billion in 1999 from $1.05 billion in 1998. Domestic sales were $.99 billion, up 5.7%,and international sales were $.18 billion, up 49.4%. Acquisitions, including two composite can plants and six printed flexibles plants, increased sales by $51 million for the year (primarily in the fourth quarter). Composite can unit volume increased in all geographies. North
American unit volume was up 2.2% while Europe grew 35%. Cans for snacks, nuts, powdered infant formula and caulk continued to grow, while frozen concentrate declined. Global expansion continues with composite can start ups in Malaysia and Mexico in 1999 and a start up in Brazil in 2000. Volume in printed flexibles grew approximately 5% organically and by acquisition. The acquisition enhances the Company's capabilities in flexographic printing. Bag and film products increased unit volume by 3.5%.A new self-opening produce bag, continued growth of agricultural film and increased volume in convenience store bags complemented the mainstay grocery and retail bag operations.

MANAGEMENT'S DISCUSSION
     AND ANALYSIS


[CHART]

IDENTIFIABLE ASSETS,
CONSUMER SEGMENT
($ in billions)

Identifiable assets increased in 1999 due to the completion of acquisitions in the Company's composite can and flexible packaging operations.

         Selling prices declined less than 1% in this segment due to competitive factors. The bag and film operations accounted for most of the decline.

         Gross profit margins declined to 19.1% from 19.3% in 1998. Bag and film operations experienced resin cost increases of 57% during the year creating a negative price/cost position of $4 million for the year. In this segment, contribution from increased volume and productivity improvements lessened the profit shortfall for the year.

         Higher volumes in composite cans, productivity gains and reduced fixed costs from plant consolidations in 1998 led to strong operating earnings growth. European composite can operation grew sales by 23% in 1999 and achieved significant improvement in profitability from that volume.

         Higher volumes and $35 million of sales from acquisitions resulted in record sales in printed flexibles in 1999. The acquisition delivered profits and synergies in line with expectations.

         Operating profit increased 10.5% to $144.6 million from the $130.9 million in 1998. Operating profit as a percent of sales was 12.4% in both 1999 and 1998.

         Capital spending was $54.6 million in 1999,compared with $55 million in 1998. Spending included composite can expansion in Mexico and the United Kingdom, the United States rollout of the ring pull Mirastrip(R) for concentrate cans, expansion of agricultural film lines and numerous productivity improvement projects. Depreciation, depletion and amortization in this segment was $54.6 million in 1999,compared with $47.3 million in 1998.

FINANCIAL STRATEGY AND POSITION, LIQUIDITY
AND CAPITAL RESOURCES
FINANCIAL STRATEGY

In 1999, our strategy for improving capital effectiveness is clearly beginning to pay off. Simply put, our strategy is to maximize cash and optimize use. While we have among the best returns on net assets and equity compared with our peer group, we are clearly aiming for higher performance. Capital spending for our operations has been lowered to more historical levels. In 1996 through 1998,we averaged capital spending of around $200 million per year. In
1999, we spent $136 million and expect over our five-year planning horizon to stay within the $130-$150 million range. Working capital management is improving, requiring less capital. The combination of lower capital required by our base businesses and reasonable earnings growth should improve returns on net assets in those businesses over the five-year horizon to first quartile levels among the S&P 400 industrials.

         These changes will also result in free cash flow that can be redeployed to reduce debt, buy back stock, or make acquisitions. Acquisitions will be in targeted selected markets where we feel we can add value for our customers and build on core competencies we now have or are building. If we are able to make acquisitions in these targeted areas, our sales growth should rise to 10%-12% from a trend line rate (1990-1999) of approximately 7%. While most acquisitions are not large profit contributors initially, they do build a profit base to supplement our existing businesses. Thus, our goal for earnings growth over an economic cycle is to average 10+% per year. If acquisitions cannot be found that fit strategically and financially, we have the option of share buybacks or debt reduction to increase shareholder value.

         Capital effectiveness is embraced at all levels of our organization and momentum is building. In 2000, we expect to generate free cash flow (before acquisitions, stock buybacks or debt reductions) of about $130 million. With additional debt capacity, still maintaining an "A" credit rating, the Company will have over $250 million a year to continue to grow Sonoco.

         Our financial strategy, maximize cash/optimize use, is and will remain focused on long-term shareholder value.

 /s/ F. TRENT HILL, JR.
------------------------------------------
F. Trent Hill, Jr.
Vice President and Chief Financial Officer

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Strong cash flow from operations, a conservative balance sheet and solid interest coverage demonstrate the Company's continued financial strength. At December 31, 1999, the Company's long-term debt was rated "A" by Standard & Poor's (S&P) and "A2" by Moody's. Commercial paper was rated "A1" and "P1" by S&P and Moody's, respectively.

         Cash flows from operations provided $240 million in 1999, compared with $227.8 million in 1998. Working capital increases in 1999 were more than offset by lower funding for several of the Company's benefit plans, principally due to investment returns over the past few years. Cash flows from operations after subtracting capital spending were $104.3 million in 1999. These funds were used to pay dividends of $76.4 million and to repurchase stock of $13 million. The remaining cash flow from operations of $14.9 million, coupled with proceeds from the sale of assets of $52.6 million and net debt proceeds of $118 million, were used to fund acquisitions

[CHART]

NET WORKING CAPITAL
($ in millions)


Net working capital increased $81.1 million in 1999 due primarily to acquisitions and base business growth. 1997 net working capital excludes net assets held for sale.

and additional contributions to joint ventures totaling $210 million. Non-cash assets contributed to joint ventures during 1999 totaled $9 million.

         Current assets increased $61.7 million in 1999 to $723.1 million due primarily to higher working capital levels resulting from acquisitions and base business growth. Current assets decreased in 1998 primarily as a result of the sales of the North American labels and industrial containers operations, the net assets of which were classified as assets held for sale at December 31, 1997. As a result of the disposition in 1998, net working capital decreased to $225.3 million at December 31, 1998, from $438.9 million in 1997. The current ratio was
1.7 at December 31, 1999, and 1.5 for both December 31, 1998 and 1997 (excluding assets held for sale).

[CHART]

DEBT TO TOTAL
CAPITAL RATIO
(%)

Debt to total capital ratio was 47.5% at December 31, 1999, up slightly from 46.7% at December 31, 1998. (The ratio adjusts debt levels for excess cash related to restricted-purpose bonds.)

         Debt increased $120.5 million to $904.1 million at December 31, 1999, from $783.6 million at December 31, 1998. Debt proceeds in 1999, combined with free cash flow, were used to fund acquisitions and additional contributions to joint ventures totaling $210 million. During the fourth quarter of 1999, the Company replaced $150 million of its variable-rate debt with five-year 7% bonds to maintain the Company's desired mix (50%/50%) of fixed to floating rate debt. Proceeds from the sale of assets during 1998 of $296.8 million were used to repurchase stock amounting to $169.1 million, to fund acquisitions totaling $74.9 million and to pay down debt. In 1997, debt decreased $96.7 million to $796.4 million. Debt was reduced with proceeds from the sale of the screen print operations and free cash flow in 1997.

         Interest expense in 1999 was $52.5 million, compared with $54.8 million and $57.2 million in 1998 and 1997, respectively. At the beginning of the second quarter of 1998, Sonoco repurchased $58.7 million of 9.2% bonds, which were due August 1, 2021. The repurchase lowered interest expense for a portion of 1998 and approximately $2.3 million for all of 1999. Excluding one-time transactions, earnings before interest and taxes were 6.4 times interest expense in 1999, compared with 6.0 times and 6.1 times interest expense in 1998 and 1997, respectively. Earnings before interest, taxes, depreciation, depletion and amortization expense were 9.1 times interest in 1999, and 8.7 times interest in both 1998 and 1997. The Company's debt to total capital ratio was 47.5% at December 31, 1999, compared with 46.7% and 46.1% at the end of 1998 and 1997, respectively. The debt to total capital ratios have been adjusted to reduce debt by the amount of cash held related to the issuance of restricted purpose bonds.

[CHART]

TOTAL DEBT
($ in millions)

Total debt increased $120.5 million in 1999 due primarily to business acquisitions.

         Return on total equity was 21.9% in 1999, compared with 22.1% in 1998 and .3% in 1997. Excluding one-time transactions the return on total equity was 21.5% in 1999, 22% in 1998 and 19% in 1997.

         As of December 31, 1999, cash and cash equivalents included $2.8 million of proceeds from the issuance of two Industrial Revenue Bonds, held in trust until qualifying expenditures take place. As of December 31, 1998 and 1997, cash and cash equivalents included $7.4 million and $23.8 million of bond proceeds, respectively.

         The Company has authorized a $450 million commercial paper program and has fully committed banklines of credit supporting the program. These lines expire in 2001. As of December 31, 1999, the Company had registered for sale $100 million of debt securities under a shelf registration with the Securities and Exchange Commission. This shelf registration was reduced from $250 million during 1999 when the Company issued its five-year 7% bonds.

         Shareholders' equity increased $79.6 million from December 31, 1998, to $901.2 million at December 31, 1999. The increase resulting from net income of $187.8 million was reduced by the payment of $76.4 million for common dividends and the repurchase of 598,463 shares of common stock totaling $13 million during 1999. Shareholders' equity decreased $27.2 million to $821.6 million at December 31, 1998, from December 31, 1997. During 1998, the Company repurchased 5,179,541 shares of common stock at a total cost of $169.1 million.

         Although the ultimate determination of whether to pay dividends is within the sole discretion of the Board of Directors, the Company plans to increase dividends as earnings grow. Dividends per common share were $.75 in 1999, $.704 in 1998 and $.641 in 1997. In April 1998, the Board of Directors declared a 10% stock dividend payable to common shareholders and a quarterly dividend of $.18 per share, representing a 10% increase over the same quarter in 1997.

         As a result of operating globally, the Company is exposed to market risk from changes in foreign exchange rate fluctuations. The exposure is well diversified as our facilities are spread throughout the world, and we generally

MANAGEMENT'S DISCUSSION
     AND ANALYSIS

sell in the same country where we produce. The Company monitors these exposures and may use traditional currency swaps and forward foreign exchange contracts to hedge a portion of the net investment in foreign subsidiaries or to hedge firm commitments denominated in foreign currencies. As of December 31, 1999, the Company had no currency swap contracts outstanding. The notional value of such contracts was approximately $19 million at December 31, 1998. The Company is exposed to interest rate fluctuations as a result of using debt as a source of financing its operations. When necessary, the Company will use traditional, unleveraged interest rate swaps to manage its mix of fixed and variable rate debt to ensure that exposure to interest rate movements is maintained within established ranges.

[CHART]

CASH PROVIDED BY
OPERATIONS
($ in millions)

Cash provided from operations increased $12.2 million in 1999.

         The Company is a purchaser of commodities such as recovered paper and resins. These commodities are generally purchased at market prices that are established with the vendor as part of the purchase process. In general, the Company does not engage in material hedging of commodity prices due to a high correlation between the commodity cost and the ultimate selling price of its products. On occasion, the Company enters into commodity future or option contracts to reduce the effect of price fluctuations and to hedge currency fluctuations on pending equipment purchases.

         Currencies of certain countries in which the Company operates devalued during 1999, including the Brazilian Real. The devaluation did not have a material adverse impact on the financial position, results of operations or cash flows as of December 31, 1999, 1998 or 1997.

         The use of financial instruments to hedge foreign exchange, interest rate and commodity price risk was not material to the financial statements as a whole as of December 31, 1999, 1998 or 1997.

         Except for the impact on raw material prices, inflation did not have a material effect on the Company's operations in 1999, 1998 or 1997.

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

         The Company has accrued approximately $4 million at December
31, 1999, with respect to these sites. Further details are provided in the Notes to the Consolidated Financial Statements.

         The Company's main plant and corporate offices are located in Hartsville, S.C. There are 121 owned and 98 leased facilities used by operations in the industrial packaging segment and 29 owned and 37 leased facilities used by operations in the consumer packaging segment. Europe, the largest foreign geographic location, has 42 manufacturing locations. The Company believes that its properties are suitable and adequate for current needs and that the total productive capacity is adequately utilized.

         The Company has resolved all issues with the Internal Revenue Service
(IRS) for all years through 1992. In October 1999, the Company received a Revenue Agent Report from the IRS related to the years 1993 through 1995. The most significant issue pertains to the deductibility of Corporate Owned Life Insurance (COLI) loan interest. See Note 14 to the Consolidated Financial Statements for further details.

YEAR 2000 READINESS DISCLOSURE
AND EURO COMPLIANCE

The Company adopted a Year 2000 Plan ("Plan") in May 1997 to identify and address the Company's various Year 2000 issues throughout its domestic and international operations, including financial and administrative systems, process control and operating systems and information systems infrastructure. The Plan was implemented on a company-wide basis under the direction of the Information Services Department in cooperation with senior management and with the review of the Board of Directors through its Audit Committee.

         The Plan provides for six phases: (1) an inventory of all systems that might be affected by the Year 2000; (2) assessment of Year 2000 readiness of each application identified in the inventory; (3) planning for corrective action, which included reviewing and prioritizing the various corrective actions based on their relative impact on the Company's operations and profitability; (4) initiation of corrective actions to replace or repair systems that were not Year 2000 compliant; (5) testing the new, upgraded or repaired systems; and (6) implementation of tested systems and post-implementation support, including contingency plans for those systems most critical to the Company's ongoing operations and/or most at risk to fail.

         The Company developed contingency plans for its administrative and business functions, production facilities, and equipment. The contingency plans assume a worst-case scenario that included short-term power outages, short-term transportation and supply shortages, and short-term voice and data communication failures. Mitigation plans vary somewhat between business units, but share a common focus on safety, asset and revenue protection, and supply chain management.

         As of December 31, 1999, the Company had completed all phases of the Plan and its information technology and production systems were ready for the Year 2000. As of the date of this report, the Company has not experienced any material Year 2000 issues with respect to its systems or its external relationships.

         The Company estimates that the total cost of achieving Year 2000 compliance in substantially all of its information technology and production systems was approximately $30 million, a portion of which was capitalized (new systems implemented) and will be amortized to earnings in future periods. The funds were spent primarily during the Plan's correction and implementation phases.

         The Company's Year 2000 testing program included leap year scenarios. The Company does not foresee any significant compliance issues with its internal systems or external relationships with respect to the upcoming leap year date.

         On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and the Euro and adopted the Euro as their common legal currency (the "Euro Conversion"). The impact of the Euro Conversion was not material to the Company in 1999. The Company is currently unsure of the future impact that the Euro Conversion will have, particularly as it relates to its European operations. However, the Company does not anticipate that the Euro Conversion will have a material adverse effect on its future business, financial condition, results of operations, or cash flows.

         The estimates and conclusions herein contain forward-looking statements and are based on management's best estimates of future events. All statements made herein regarding our Year 2000 efforts are "Year 2000 Readiness Disclosures "made pursuant to the Year 2000 Information and Readiness Disclosure Act, and to the extent applicable, are entitled to the protections of such act.

RESULTS OF OPERATIONS
1998 VERSUS 1997

Consolidated net sales for 1998 decreased $289.9 million, or 10.2%, to $2.56 billion from $2.85 billion in 1997. The sales decline is due entirely to the divestitures noted earlier. On a comparative basis, net sales increased $18.7 million, or .7%, over 1997's comparative sales of $2.54 billion. The increase in sales in 1998 is the result of volume gains in many of our consumer operations and sales totaling $41 million from acquisitions completed in 1998. Lower average selling prices, primarily the result of declining commodity raw material costs, impacted sales in our recovered paper and plastic grocery bag operations by approximately $20 million, partially offsetting the increased volume. In addition, foreign currencies declined against the United States dollar in 1998, decreasing sales by approximately $17 million.

         Gross profit margins increased in 1998 to 23.1% from 22.5% in 1997. On a comparative basis, gross profit margins declined slightly to 23.3% in 1998, compared with 23.5% in 1997. In the second half of 1997, recovered paper costs increased and, while selling prices were increased to reflect the higher cost, margin percentages declined.

         Margins in 1998 were also negatively affected by several plant start ups and plant expansion costs. During 1998, we began a $20 million rebuild and upgrade project at our Richmond, Va., paper mill. Problems in starting up the mill after the expansion resulted in a margin loss of approximately $6 million in the second half of 1998.

         Margins in 1998 were also affected by high depreciation and overhead costs as we expanded capacity at our Jackson, Tenn., composite can plant. This plant was expanded in 1998 to accommodate customer growth projections. While volume levels were greater than in 1997, they fell short of expectations, resulting in crewing levels and overhead being reduced.

         Other start-up costs in 1998 included a new engineered carriers plant in Turkey and new composite can and protective packaging operations in Mexico.

         We were able to offset many of these costs and maintain margins through productivity improvement efforts at all our locations.

MANAGEMENT'S DISCUSSION
     AND ANALYSIS

         Selling, General and Administrative (SG&A) expenses increased $4.2 million to $301.6 million in 1998. SG&A as a percentage of sales was 11.8% in 1998,compared with 10.4% in 1997. On a comparative basis, SG&A expenses were $266.8 million, or relatively flat with 1997. As a percentage of sales, SG&A expenses were 10.4% in 1998, compared with 10.7% in 1997. Comparative SG&A expenses in 1998 included some excess administrative costs from the centralization of the industrial products order fulfillment center and purchasing and logistics operations.

         The effective tax rate for 1998 was 45.3%,compared with 94.3% in 1997. The effective tax rate in 1997 was impacted by a deferred tax benefit of only $51.9 million on the $226.4 million asset impairment charge recorded in 1997. The 1998 effective tax rate includes additional taxes from the sale of the Company's industrial containers operation, offset partially by the ability to utilize more of the capital loss generated by the sale of the North American labels operation. On a comparative basis, the effective tax rate was 38.5% in 1998 and 38.6% in 1997.

         Net income available to common shareholders in 1998 was $180.2 million, compared with a loss of $.4 million in 1997. On a comparative basis, net income available to common shareholders for 1998 was $178.9 million, compared with $174.1 million in 1997,an increase of 2.8%. Reported earnings in 1998 were $1.73 per diluted share, compared with $0.00 in the prior year. On a comparative basis, earnings per diluted share were $1.72 and $1.65 in 1998 and 1997,respectively.

         Capital expenditures in 1998 were $198.9 million, compared with $230.7 million in 1997. Spending in 1998 included a paper machine rebuild and press upgrade projects, a new engineered carriers plant in Turkey, new designed interior packaging and composite can operations in Mexico, capacity expansion projects at several plant locations, and continued spending on new information systems, including a new purchasing system. Acquisition spending in 1998 totaled $74.9 million, compared with $17.6 million in 1997, as described in Note 2 to the Consolidated Financial Statements. Research and development costs charged to expense were $13.5 million in 1998, compared with $17.8 million in 1997.

INDUSTRIAL PACKAGING SEGMENT - Trade sales in this segment were $1.43 billion in 1998, compared with $1.59 billion in 1997. Year-over-year sales comparisons are affected by the operations sold in 1998 and the contract fee arrangement with Georgia-Pacific. On a comparative basis, sales increased $44.3 million, or 3.2%, in 1998 to $1.43 billion from $1.38 billion in 1997. The acquisitions of Burk and LaRochette during 1998 increased sales by approximately $36 million.

         The cost of recovered paper declined in 1998 after a sharp run-up in the second half of 1997. Lower selling prices, resulting from the lower recovered paper costs, unfavorably impacted sales in this segment by approximately $12 million. Excluding acquisitions, unit volume in our global engineered carriers operation was up approximately 3% over 1997. Paperboard volume was down slightly, primarily in Europe, due to competitive pressures and lower exports to Asia. Strong volume gains were experienced in the newer international businesses, such as those in Asia and Brazil. Some of the volume gains were offset by unfavorable exchange rates.

         Operating profit for this segment was $282.1 million in 1998, compared with $217.8 million in 1997. Included in the 1998 results was a $119.6 million gain on the sale of the industrial containers operation. One-time adjustments associated with plant closings, work force reductions and an asset impairment charge, totaling $37.5 million, were also included in this segment in 1998. On a comparative basis, operating profits were $200 million in 1998, compared with $203.3 million in 1997.

         Operating profit in the integrated engineered carrier/paper operations did benefit from higher volume, primarily the result of acquisitions and newer start-up operations, and from lower year-over-year recovered paper costs. Problems in starting up the Richmond, Va., paper mill, after the expansion of that mill, resulted in higher costs of approximately $6 million in the second half of 1998. In addition, higher administrative costs from systems implementations were largely offset by productivity initiatives totaling approximately $20 million in 1998.

         Sonoco's injection and extruded plastics product lines expanded during 1998 with the acquisition of the Burk plants in Germany. At the same time, the Company continued its consolidation of the molded plastics operations by closing its Greensboro, N.C., plant.

         Designed interior packaging continued to grow, showing strong volume gains in 1998. This operation continued to build market share in appliance packaging.

         Volume also increased in the wire and cable packaging operation as new housing starts continued to increase throughout most of the year. This operation also experienced lower lumber costs during 1998 that were largely offset by lower selling prices.

         Capital spending in this segment during 1998 was $143.9 million, compared with $140.6 million in 1997. Spending included new start-up operations, projects to expand the capacity of paper machines and the production of engineered carriers. Spending continued in 1998 to upgrade the Company's information technology systems including start up of the implementation phase of a new purchasing system.

CONSUMER PACKAGING SEGMENT - Trade sales in this segment were $1.13 billion in 1998, compared with 1997 sales of $1.26 billion. The divestiture of the North American labels operations reduced sales by $102.6 million in 1998. On a comparative basis, trade sales of $1.13 billion were 2.1% below 1997's sales (excluding divestitures) of $1.16 billion. Unit volume gains in most of the Company's consumer packaging operations were offset by lower selling prices, primarily in the plastic grocery bag operations, reflecting the significant decline in resin costs in 1998. Volume in the domestic composite can operations was essentially unchanged from 1997, as volume gains in the snack segments were largely offset by lower volume in the frozen concentrate and refrigerated dough segments. Volume in international composite cans continued to expand, particularly in Europe, with significantly increased snack can sales. In addition, volume improved in the powdered drink markets in both Venezuela and Mexico. Late in 1998, installation of new composite can lines began in Malaysia and Mexico.

         Unit volume was strong in our bag and film operations, increasing approximately 7.8% over 1997 average levels. Resin prices declined steadily throughout 1998, resulting in lower selling prices.

         Sonoco's printed flexibles had record sales in 1998, as volume increased approximately 14% over 1997 levels. Part of the increase in volume reflects the internal production of liners for composite cans.

         Operating profits in the consumer segment were $106.3 million in 1998, compared with a loss of $101.8 million in 1997. The 1998 and 1997 results include charges of $19.2 million and $226.4 million, respectively, related to the sale of the North American labels operations. 1998 profits include a $3.9 million one-time charge related to plant closings and workforce reductions. On a comparative basis, profits in 1998 were $129.4 million, an increase of 6.9% over 1997 profits of $121.1 million. Lower raw material costs, particularly resin and paper, were largely offset by lower selling prices.

         Volume gains in most of the consumer businesses, coupled with productivity improvement projects of approximately $10 million, accounted for most of the year-over-year increase in profitability.

         Operating profits in composite cans were adversely impacted by the expansion of the Jackson, Tenn., facility. This plant doubled in size in 1998 to support customer projected demand. Volume, while up, did not meet the projections, resulting in crewing levels and overhead being reduced in the second half of 1998. We continued to consolidate the composite can operations during 1998, resulting in the closing of the Kansas City, Mo., and Plymouth, Wis., plants. In addition, we began the consolidation of the two locations in Orlando, Fla.

         The Company's bag and film product lines improved in 1998. Sales prices declined reflecting lower resin costs, while unit volume increased in both the grocery and retail bag operations as well as the agricultural film business. In addition, the Hartsville, S.C., plant was expanded to produce the new
QuikStar (R) produce bag.

         Profits increased in printed flexibles in 1998 aided by volume growth of approximately 14% over the prior year. Manufacturing and purchasing initiatives contributed to the strong performance in this operation.

         Capital spending in the consumer segment was $55 million in 1998, compared with $90.1 million in 1997. Spending for 1998 included capacity expansion projects at the Jackson, Tenn., composite can operation and at plastic bag operations in North Vernon, Ind., and Victoria, Texas. In addition, spending included the expansion of the Hartsville, S.C., bag and film operation to include the production of a new QuikStar produce bag and the start up of new composite can operations in Mexico and Malaysia.

FORWARD-LOOKING STATEMENTS

Statements included in Management's Discussion and Analysis of financial condition and results of operations that are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding offsetting high raw material costs, adequacy of income tax provision, refinancing of debt, adequacy of cash flows, cost and effectiveness of Year 2000 measures, and financial strategies and the results expected from them. Such forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. Such risks and uncertainties include, without limitation; availability and pricing of raw materials; success of new product development and introduction; ability to maintain or increase productivity levels; international, national and local economic and market conditions; ability to maintain market share; pricing pressures and demand for products; continued strength of our paperboard-based engineered carrier and composite can operations; currency stability and the rate of growth in foreign markets; and actions of government agencies.

CONSOLIDATED
    BALANCE SHEETS
   (Dollars and shares in thousands)

Years ended December 31                                                                         1999              1998
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                               $    36,515       $    57,249
   Trade accounts receivable, net of allowances of $6,969 in 1999 and $5,420 in 1998           346,845           297,672
   Other receivables                                                                            28,847            54,475
   Inventories
     Finished and in process                                                                    94,133            93,829
     Materials and supplies                                                                    154,231           123,432
   Prepaid expenses                                                                             57,362            28,599
   Deferred income taxes                                                                         5,148               866
   Net assets held for sale                                                                                        5,294
------------------------------------------------------------------------------------------------------------------------
                                                                                               723,081           661,416
PROPERTY, PLANT AND EQUIPMENT, NET                                                           1,032,503         1,013,843
COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED, NET                                          254,580           170,361
OTHER ASSETS                                                                                   286,856           237,363
------------------------------------------------------------------------------------------------------------------------
                                                                                           $ 2,297,020       $ 2,082,983
========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Payable to suppliers                                                                    $   192,859       $   174,218
   Accrued expenses and other                                                                  116,652           131,570
   Accrued wages and other compensation                                                         22,523            17,897
   Notes payable and current portion of long-term debt                                          84,597            96,806
   Taxes on income                                                                                                15,578
------------------------------------------------------------------------------------------------------------------------
                                                                                               416,631           436,069
LONG-TERM DEBT                                                                                 819,540           686,826
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                                                     36,278            43,689
DEFERRED INCOME TAXES AND OTHER                                                                123,351            94,807
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
   Serial preferred stock, no par value
     Authorized 30,000 shares
       0 shares issued and outstanding as of December 31, 1999 and 1998, respectively
   Common shares, no par value
     Authorized 300,000 shares
      101,448 and 101,683 shares issued and outstanding as of
        December 31, 1999 and 1998, respectively                                                 7,175             7,175
   Capital in excess of stated value                                                           427,591           431,465
   Accumulated other comprehensive loss                                                       (123,008)          (95,139)
   Retained earnings                                                                           589,462           478,091
------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                                  901,220           821,592
------------------------------------------------------------------------------------------------------------------------
                                                                                           $ 2,297,020       $ 2,082,983
========================================================================================================================


The Notes beginning on page 38 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS
    OF OPERATIONS
    (Dollars and shares in thousands except per share data)

Years ended December 31                                                                  1999            1998            1997
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                           $ 2,546,734     $ 2,557,917     $ 2,847,831
Cost of sales                                                                         1,953,605       1,968,200       2,208,092
Selling, general and administrative expenses                                            259,917         301,610         297,439
(Gain) loss on assets held for sale                                                      (3,500)       (100,354)        226,358
-------------------------------------------------------------------------------------------------------------------------------
Income before interest and taxes                                                        336,712         388,461         115,942
Interest expense                                                                         52,466          54,779          57,194
Interest income                                                                          (5,314)         (5,916)         (4,971)
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                              289,560         339,598          63,719
Provision for income taxes                                                              108,585         153,989          60,111
-------------------------------------------------------------------------------------------------------------------------------
Income before equity in earnings of affiliates/Minority interest in subsidiaries        180,975         185,609           3,608
Equity in earnings of affiliates/Minority interest in subsidiaries                        6,830           6,387            (991)
-------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                                        187,805         191,996           2,617
Extraordinary loss, net of income tax benefit                                                           (11,753)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                              187,805         180,243           2,617
Preferred dividends                                                                                                      (3,061)
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders                                  $   187,805     $   180,243     $      (444)
===============================================================================================================================
Average common shares outstanding:
   Basic                                                                                101,886         102,632         100,981
   Assuming conversion of preferred stock                                                                                 3,923
   Assuming exercise of options                                                             894           1,643           2,446
-------------------------------------------------------------------------------------------------------------------------------
   Diluted                                                                              102,780         104,275         107,350
-------------------------------------------------------------------------------------------------------------------------------
Per common share
Basic
   Income before extraordinary loss                                                 $      1.84     $      1.87     $       .00
   Extraordinary loss, net of income tax benefit                                                           (.11)
-------------------------------------------------------------------------------------------------------------------------------
   Net income available to common shareholders                                      $      1.84     $      1.76     $       .00
===============================================================================================================================
Diluted
   Income before extraordinary loss                                                 $      1.83     $      1.84     $       .00
   Extraordinary loss, net of income tax benefit                                                           (.11)
-------------------------------------------------------------------------------------------------------------------------------
   Net income available to common shareholders                                      $      1.83     $      1.73     $       .00
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends-common                                                               $       .75     $      .704     $      .641
===============================================================================================================================


The Notes beginning on page 38 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS
     OF CHANGES IN SHAREHOLDERS' EQUITY
     (Dollars and shares in thousands except per share data)


                                                            Common Shares            Preferred Shares
                                         Comprehensive  -----------------------    -------------------
                                         Income (Loss)  Outstanding      Amount    Outstanding  Amount
---------------------------------------------------------------------------------------------------------
JANUARY 1, 1997                                            98,850      $   7,175      2,395    $ 119,756
Net income                                 $   2,617
   Other comprehensive loss, net of tax:
     Translation loss                        (29,835)
     Minimum pension liability adjustment     (1,805)
   Other comprehensive loss                  (31,640)
Comprehensive loss                         $ (29,023)
Cash dividends:
   Preferred
   Common, $0.641 per share
Issuance of shares under
   Stock option plan                                          913
   Employee stock ownership plan                              210
Preferred stock conversions                                 5,464                    (2,395)    (119,756)
Shares repurchased                                            (20)
Other
---------------------------------------------------------------------------------------------------------
December 31, 1997                                         105,417        7,175            0            0
Net income                                   180,243
   Other comprehensive loss, net of tax:

     Translation loss                         (1,821)
     Minimum pension liability adjustment     (1,898)
   Other comprehensive loss                   (3,719)
Comprehensive income                       $ 176,524
Cash dividends:
   Common, $0.704 per share
10% common stock dividend
Issuance of shares under
   Stock option plan                                        1,378
   Employee stock ownership plan                               68
Shares repurchased                                         (5,180)
Other
---------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998                                         101,683        7,175            0            0
Net income                                   187,805
   Other comprehensive loss, net of tax:
     Translation loss                        (30,654)
     Minimum pension liability adjustment      2,785
   Other comprehensive loss                  (27,869)
Comprehensive income                       $ 159,936
Cash dividends:
   Common, $0.75 per share
Issuance of shares under
   Stock option plan                                          363
Shares repurchased                                           (598)
Other
---------------------------------------------------------------------------------------------------------
December 31, 1999                                         101,448     $  7,175            0     $      0
=========================================================================================================

                                                       Accumulated
                                         Capital in       Other
                                          Excess of   Comprehensive  Retained
                                         Stated Value      Loss      Earnings
------------------------------------------------------------------------------
JANUARY 1, 1997                            $  53,586   $ (59,780)   $ 799,876
Net income                                                              2,671
   Other comprehensive loss, net of tax:
     Translation loss
     Minimum pension liability adjustment
   Other comprehensive loss                              (31,640)
Comprehensive loss
Cash dividends:
   Preferred                                                           (3,061)
   Common, $0.641 per share                                           (64,639)
Issuance of shares under
   Stock option plan                         13,436
   Employee stock ownership plan              5,675
Preferred stock conversions                 119,756
Shares repurchased                             (592)
Other                                         6,410
-----------------------------------------------------------------------------
December 31, 1997                            198,271     (91,420)     734,793
Net income                                                            180,243
   Other comprehensive loss, net of tax:

     Translation loss
     Minimum pension liability adjustment
   Other comprehensive loss                               (3,719)
Comprehensive income
Cash dividends:
   Common, $0.704 per share                                           (72,028)
10% common stock dividend                    364,917                 (364,917)
Issuance of shares under
   Stock option plan                          25,067
   Employee stock ownership plan               2,362
Shares repurchased                          (169,080)
Other                                          9,928
-----------------------------------------------------------------------------
DECEMBER 31, 1998                            431,465     (95,139)     478,091
Net income                                                            187,805
   Other comprehensive loss, net of tax:
     Translation loss
     Minimum pension liability adjustment

   Other comprehensive loss                              (27,869)
Comprehensive income
Cash dividends:
   Common, $0.75 per share                                            (76,434)
Issuance of shares under
   Stock option plan                           5,387
Shares repurchased                           (13,045)
Other                                          3,784
-----------------------------------------------------------------------------
December 31, 1999                          $ 427,591   $(123,008)   $ 589,462
=============================================================================

The Notes beginning on page 38 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS
    OF CASH FLOWS
    (Dollars and shares in thousands)

Years ended December 31                                                         1999          1998         1997
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                    $ 187,805    $ 180,243    $   2,617
Adjustments to reconcile net income to net cash provided by
   operating activities
     Extraordinary loss on debt retirement                                                    11,753
     Depreciation, depletion and amortization                                   145,846      145,669      153,524
     Equity in earnings of affiliates/Minority interest in subsidiaries          (6,830)      (6,387)         991
     Cash dividends from affiliated companies                                     7,447       10,284          991
     (Gain) loss on disposition of assets                                          (188)       6,168        4,642
     (Gain) loss on assets held for sale                                         (3,500)    (100,354)     226,358
     Deferred taxes                                                              18,060       71,613      (48,357)
     Changes in assets and liabilities, net of effects from acquisitions, dispositions, assets held for sale and foreign currency adjustments
          Receivables                                                           (46,577)       3,637       (8,669)
          Inventories                                                           (15,283)      (2,321)      (1,463)
          Prepaid expenses                                                      (28,177)      (3,597)        (448)
          Payables and taxes                                                     (8,431)     (22,374)      (7,943)
          Other assets and liabilities                                          (10,162)     (66,491)     (22,281)
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                       240,010      227,843      299,962
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                      (135,728)    (198,880)    (230,651)
Cost of acquisitions, exclusive of cash                                        (184,399)     (74,911)     (17,647)
Proceeds from non-operating notes receivable                                     34,000
Proceeds from the sale of assets                                                 18,561      296,845       74,960
Investments in affiliates                                                       (25,640)
Other                                                                              (693)      (6,489)      (3,200)
-----------------------------------------------------------------------------------------------------------------
Net cash (used) provided by investing activities                               (293,899)      16,565     (176,538)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt                                                  248,302      161,900       76,211
Principal repayment of debt                                                    (192,136)    (248,811)     (72,095)
Net increase (decrease) in commercial paper borrowings                           61,800       54,000      (95,391)
Cash dividends-common and preferred                                             (76,434)     (72,028)     (67,700)
Common and preferred shares acquired                                            (13,045)    (169,080)        (646)
Common shares issued                                                              5,387       32,882       19,160
-----------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                 33,874     (241,137)    (140,461)
EFFECTS OF EXCHANGE RATE CHANGES ON CASH                                           (719)         378         (623)
-----------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                (20,734)       3,649      (17,660)
Cash and cash equivalents at beginning of year                                   57,249       53,600       71,260
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $  36,515    $  57,249    $  53,600
=================================================================================================================
SUPPLEMENTAL CASH FLOW DISCLOSURES
   Interest paid                                                              $  51,145    $  55,084    $  54,739
   Income taxes paid                                                          $ 119,916    $  95,278    $  92,240
=================================================================================================================

Excluded from the Consolidated Statements of Cash Flows are the effects of certain non-cash activities. On June 10, 1998, the Company issued a 10% common stock dividend ($364,917 fair value). In December 1998, the Company received an obligation for $34,000 in conjunction with the sale of the intermediate bulk containers operation. During the third quarter of 1997, the Company converted to common stock substantially all of its outstanding shares of $2.25 Series A Cumulative Convertible Preferred Stock issued in 1993 at a rate of 2.074 common shares per share of preferred stock. Debt obligations assumed by the Company in conjunction with acquisitions were approximately $3,300 in 1999, $6,400 in 1998 and $9,900 in 1997.

The Notes beginning on page 38 are an integral part of these financial statements.

NOTES TO CONSOLIDATED
     FINANCIAL STATEMENTS
     (Dollars in thousands except per share data)

The following Notes are an integral part of the consolidated financial statements. The accounting principles followed by the Company appear in bold type.

1. BASIS OF PRESENTATION

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF SONOCO AND ITS SUBSIDIARIES AFTER ELIMINATION OF INTERCOMPANY ACCOUNTS AND
TRANSACTIONS.INVESTMENTS IN AFFILIATED COMPANIES IN WHICH THE COMPANY OWNS 20%-50% OF THE VOTING STOCK ARE INCLUDED ON THE EQUITY METHOD OF ACCOUNTING.

   THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNT OF ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

2. ACQUISITIONS/DISPOSITIONS

Sonoco completed several acquisitions during 1999 with an aggregate cost of approximately $184,400 in cash and the assumption of $3,300 in debt. During the first quarter of 1999, Sonoco completed the acquisition of Wood Composite Technology, a manufacturer of composite (i.e. wood and plastic) reels serving the wire and cable markets. The acquisition is expected to add approximately $10 million of sales annually to the Industrial Packaging segment. Sonoco also acquired engineered carrier operations in Brazil and Taiwan.

During the third quarter of 1999, Sonoco completed two acquisitions in the Consumer Packaging segment. In August, Sonoco completed the purchase of the composite can assets of Crown Cork & Seal, Inc. This acquisition consisted of two manufacturing facilities in the United States with annual sales of approximately $32 million. In September, Sonoco completed the acquisition of the flexible packaging division of Graphic Packaging Corporation, a wholly owned subsidiary of ACX Technologies, Inc. Graphic's flexible packaging operations had 1998 sales of approximately $120 million.

     Also, in the first quarter of 1999, Sonoco completed the sale of its labels and label machinery operations in the United Kingdom and a label machinery operation in the United States. The completion of the sale of these operations resulted in the recognition of a $3.5 million after-tax gain.

     Sonoco completed several acquisitions during 1998 with an aggregate cost of approximately $74,900 in cash and the assumption of $6,400 in debt.
Acquisitions included the Burk family of companies, producers of injection and extruded plastics products with three manufacturing facilities in Germany; the LaRochette group, consisting of four converting operations and a paper mill in France; and the remaining 50% share of its joint venture partner in Coretech-Sonoco, a manufacturer of engineered carriers, and Montreal Recycled Paperboard, a recycled paperboard manufacturer in Canada. In addition, the Company completed an agreement with Texpack to combine the paper cone operations of both companies into a global joint venture to serve the world's textile industry. The Company owns 30% of the joint venture named Conitex-Sonoco, LLC. The Company also completed the sale of its North American labels operations and its industrial containers operations.

     In 1997, Sonoco completed acquisitions with an aggregate cost of approximately $17,600 in cash and the assumption of $9,900 in debt. Acquisitions included the Industrial Machine Company, a domestic producer of equipment and tooling primarily for the paper-converting and food processing industries, and Corepak LTD, an engineered carriers producer in England. Joint ventures were also formed in Brazil and Chile. The Brazilian joint venture, Sonoco For-Plas, is owned 51% by the Company. It is a major supplier of `peel off' metal ends and plastic components such as overcaps for cans. The Chilean joint venture, a manufacturer of engineered carriers and composite cans, is also owned 51% by the Company. Sonoco contributed its fibre partitions operation into a joint venture with Rock-Tenn Company called RTS Packaging, owned 35% by Sonoco. The Company also completed the sale of its screen print operations acquired in the 1993 acquisition of Engraph, Inc.

     In 1996, the Company completed acquisitions with an aggregate cost of approximately $94,200 in cash and the assumption of $11,600 in debt. Domestic acquisitions included a producer of moldwood plugs, Moldwood Products Company; a supplier of vapor barrier packaging materials, Hamilton Hybar, Inc.; a manufacturer of engineered carriers, Stonington Corporation; a niche producer of composite cans, Specialty Packaging; and two operations in the Company's wire and cable packaging operations. Significant international acquisitions included the Hongwen joint venture for paperboard production in China, an Indonesian joint venture for production of engineered carriers, and the purchase of two German paperboard can manufacturers.

     During 1995, Sonoco acquired the remaining 50% interest in its CMB/Sonoco joint venture for composite can production in England and France. The Edinburgh plant was added to the flexible packaging operations, and Cricket Converters was added to the labels operations which were subsequently sold in the first quarter of 1998. Also during 1995, Sonoco acquired a minority interest in Demolli Industria Cartaria SRL, and purchased three converting operations and a paper mill in Brazil, a small tube and paper manufacturer in France and three recovered paper collection plants in the United States.

     The Company has accounted for all of its acquisitions as purchases and, accordingly, has included their results of operations in consolidated net income from the date of acquisition. The pro forma impact of these acquisitions in each year was immaterial.

3. ASSETS HELD FOR SALE

     In the first quarter of 1999, Sonoco completed the sale of its labels and label machinery operations in the United Kingdom and a label machinery operation in the United States. The net assets of these operations, consisting primarily of property, plant and equipment, accounts receivable and inventories, net of liabilities, totaled approximately $5,294 and were shown as net assets held for sale on the Consolidated Balance Sheet at December 31,1998. The completion of the sale of these operations resulted in the recognition of a $3,500 after-tax gain.

     In 1998, the Company completed the sale of its industrial containers operations, part of the Company's Industrial Packaging segment, for cash proceeds of approximately $218,400 resulting in a pre-tax gain of $119,552 ($55,252 after tax). Early in the second quarter of 1998,the Company completed the sale of its North American labels operations, part of the Company's Consumer Packaging segment, for net cash proceeds of approximately $87,700. A pre-tax charge of $19,198 ($13,698 after tax) was recognized in 1998 upon the completion of the sale in addition to a pre-tax charge of $226,358 ($174,500 after tax) recorded in the fourth quarter of 1997.

     The combined net sales of the above operations were $8,700 in 1999, $140,000 in 1998, and $437,500 in 1997. Combined operating profits (losses) were $(100), $3,300, and $13,600 in 1999, 1998 and 1997, respectively.

     The decision to sell Sonoco's industrial containers and labels operations was based on management's conclusion that neither of these businesses fit the Company's long-term strategic objectives.

4. CASH AND CASH EQUIVALENTS

CASH EQUIVALENTS ARE COMPOSED OF HIGHLY LIQUID INVESTMENTS WITH AN ORIGINAL MATURITY OF THREE MONTHS OR LESS AND ARE RECORDED AT MARKET.

     At December 31, 1999 and 1998, outstanding checks of $32,601 and
$33,227, respectively, were included in Payable to suppliers on the Consolidated Balance Sheets.

     At December 31, 1999 and 1998, $2,792 and $7,409, respectively, of cash and cash equivalents represented proceeds from the issuance of Industrial Revenue Bonds (IRBs) and were restricted to funding qualified expenditures as provided for by the bonds.

5. INVENTORIES

INVENTORIES ARE STATED AT THE LOWER OF COST OR MARKET. The last-in, first-out
(LIFO) method was used to determine costs of approximately 21% of total inventories in 1999 and 31% in 1998. The remaining inventories are determined on the first-in, first-out (FIFO) method.

     If the FIFO method of accounting had been used for all inventories, the totals would have been higher by $9,994 in 1999 and $11,078 in 1998.

6. PROPERTY, PLANT AND EQUIPMENT

     PLANT ASSETS REPRESENT THE ORIGINAL COST OF LAND, BUILDINGS AND EQUIPMENT LESS DEPRECIATION COMPUTED UNDER THE STRAIGHT-LINE METHOD OVER THE ESTIMATED USEFUL LIFE OF THE ASSET. Equipment lives range from 3 to 11 years, buildings from 20 to 30 years.

   TIMBER RESOURCES ARE STATED AT COST. DEPLETION IS CHARGED TO OPERATIONS BASED ON THE NUMBER OF UNITS OF TIMBER CUT DURING THE YEAR.

   Depreciation and depletion expense amounted to $135,146 in 1999, $136,170 in 1998, and $136,925 in 1997.

   Details of property, plant and equipment at December 31 are as follows:

                                            1999        1998
---------------------------------------------------------------
Land                                    $    36,656  $   35,372
Timber resources                             34,022      33,714
Buildings                                   296,828     298,283
Machinery and equipment                   1,614,283   1,433,531
Construction in progress                    104,149     155,773
---------------------------------------------------------------
                                          2,085,938   1,956,673
Accumulated depreciation and depletion   (1,053,435)   (942,830)
---------------------------------------------------------------
                                        $ 1,032,503  $1,013,843
===============================================================

     Estimated costs for completion of authorized capital additions under construction totaled approximately $103,000 at December 31, 1999.

     Certain operating properties and equipment are leased under non-cancelable operating leases. Total rental expense under operating leases was approximately $38,500 in 1999 and $36,000 in both 1998 and 1997. Future minimum rentals under non-cancelable operating leases with terms of more than one year are as follows:
2000-$21,300, 2001-$16,900, 2002-$13,300, 2003-$10,300, 2004-$9,600, and 2005
and thereafter-$19,200.

NOTES TO CONSOLIDATED
     FINANCIAL STATEMENTS
     (Dollars in thousands except per share data)

7. COST IN EXCESS OF FAIR VALUE OF
   ASSETS PURCHASED

GOODWILL ARISING FROM BUSINESS ACQUISITIONS ($110,000 IN 1999 AND $35,000 IN
1998) IS AMORTIZED ON A STRAIGHT-LINE BASIS OVER PERIODS RANGING FROM 15 TO 40 YEARS. THE COMPANY EVALUATES, AT EACH BALANCE SHEET DATE, THE REALIZABILITY OF GOODWILL FOR EACH OPERATION HAVING A GOODWILL BALANCE. Amortization expense amounted to $10,700 in 1999, $9,499 in 1998, and $16,599 in 1997. Accumulated
amortization at December 31, 1999 and 1998 was $58,934 and $48,705, respectively.

8. INVESTMENT IN LIFE INSURANCE

Company-owned life insurance (COLI) policies are used by the Company to aid in the financing of employee benefits and are recorded net of policy loans in Other Assets on the Consolidated Balance Sheets. The net pre-tax cost of COLI, including interest expense,was $2,392 in 1999, $4,195 in 1998, and $4,477 in 1997 and is included in selling, general and administrative expenses. The related interest expense was $17,108 in 1999, $36,392 in 1998, and $38,754 in 1997. Legislation was enacted in 1996 that began phasing out the tax deductibility of this interest loans. Accordingly, no deduction was taken in 1999 for interest on policy loans. See Note 14 for further details.

9. DEBT

Debt at December 31 was as follows:

                                                1999       1998
-----------------------------------------------------------------
Commercial paper, average rate of 5.2%
 in 1999 and 5.4% in 1998                    $257,300    $267,000
7.0% debentures due November 2004             149,905
6.75% debentures due November 2010             99,847      99,819
5.875% debentures due November 2003            99,740      99,605
5.49% debentures due April 2000                75,000      75,000
9.2% debentures due August 2021                41,305      41,305
6.125% IRBs due June 2025                      34,533      34,509
6.0% IRBs due April 2026                       34,171      34,139
Foreign denominated debt, average rate
 of 7.7% in 1999 and 7.5% in 1998              87,643     106,626
Other notes                                    24,693      25,629
-----------------------------------------------------------------
Total debt                                    904,137     783,632
Less current portion and short-term notes      84,597      96,806
-----------------------------------------------------------------
Long-term debt                               $819,540    $686,826
=================================================================

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

     In addition to the committed availability under the commercial paper program, unused short-term lines of credit for general Company purposes at December 31, 1999, were approximately $98,300 with interest at mutually agreed-upon rates. As of December 31, 1999, the Company had registered debt securities of $100,000 remaining under shelf registrations with the Securities and Exchange Commission. In November 1999, the Company issued $150,000 of 7% debentures due November 2004.

     The approximate principal requirements of debt maturing in the next five years are: 2000-$84,600, 2001-$7,500, 2002-$5,000, 2003-$103,400, and
2004-$153,600.

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

11. FINANCIAL INSTRUMENTS

The Company enters into currency swaps and foreign exchange forward contracts to hedge a portion of the net investment in certain foreign subsidiaries. Gains and losses on such contracts are recognized as a component of accumulated other comprehensive income. As of December 31, 1999, the Company had no currency swap contracts outstanding. At December 31, 1998, the notional value of such contracts was approximately $19,000. All financial instruments are executed with credit-worthy financial institutions: therefore, the Company considers the risk on non-performance on these instruments to be remote.

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

                      December 31, 1999              December 31, 1998
----------------------------------------------------------------------------
                   Carrying         Fair          Carrying         Fair
                    Amount          Value          Amount          Value
                 of Liability   of Liability    of Liability    of Liability
----------------------------------------------------------------------------
Long-term debt   $(819,540)      $(791,041)       $(686,826)     $(710,427)
Foreign currency
 agreements                                            (583)          (583)
============================================================================

         On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities' (FAS 133). The effective date of FAS 133 has been deferred by FAS 137. FAS 133 is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of FAS 133 will not have a significant effect on the Company's results of operations or its financial position.

12. STOCK PLANS

The Company has stock option plans under which common shares are reserved for sale to certain employees and non-employee directors. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant and expire 10 years after the date of grant. There were 4,506,029 shares reserved for future grants at December 31, 1999.

         On January 1, 2000, awards in the form of contingent share units were granted to key executives under a new long-term incentive plan. The vesting of the awards, which can range from 246,250 to 985,000 shares, is tied to growth in earnings and improved capital effectiveness over a three-year period. None of the stock units will vest if the minimum growth objectives are not met.

         On December 31, 1998, the Company granted special one-time Centennial stock options of 100 shares to substantially all of its employees. These options may be exercised after two years at the closing price of the shares on December 31, 1998, and expire after six years. A total of 1,543,200 options were granted under the Centennial Share Program.

         Since September 2, 1997, one-time awards of contingent share units have been granted to certain of the Company's executives from shares allocated in the 1991 Key Employee Stock Plan. These awards, consisting of performance-based restricted shares of common stock, have been granted to provide corporate and business unit managers with an additional compensation opportunity which is realized only if targeted creation of shareholder value is achieved. The vesting of the awards, which can range from 175,300 to 701,200 shares, is tied to growth in share price over the four-year period ending September 1, 2001. None of the stock units will vest if the minimum share price growth objective is not achieved. Since 1994, the Company has granted one-time awards of contingent shares to certain of the Company's executives. These awards vest over a five-year period with one-third vesting on the third, fourth and fifth anniversaries of the grant. An executive must be actively employed by the Company on the vesting date in order for shares to be issued. Once vested, these awards do not expire. As of December 31, 1999, a total of 377,541 contingent shares granted under this plan remain outstanding, 314,072 of which are vested.

         A summary of the status of the Company's stock option plans is presented below:

                                                               Weighted-
                                             Option             Average
                                             Shares          Exercise Price
-------------------------------------------------------------------------------
1997
Outstanding at beginning of year            6,703,239           $18.46
 Granted                                    1,343,330           $24.13
 Exercised                                   (929,845)          $14.97
 Canceled                                     (71,781)          $22.83
Outstanding at end of year                  7,044,943           $19.98
Options exercisable at end of year          5,701,612           $19.00
-------------------------------------------------------------------------------
1998
 Granted                                    2,925,366           $31.52
 Exercised                                 (1,397,427)          $20.91
 Canceled                                     (23,605)          $28.25
Outstanding at end of year                  8,549,277           $24.17
Options exercisable at end of year          5,623,911           $20.38
-------------------------------------------------------------------------------
1999
 Granted                                    1,341,031           $28.00
 Exercised                                   (395,298)          $15.98
 Canceled                                     (79,729)          $29.45
Outstanding at end of year                  9,415,281           $25.01
Options exercisable at end of year          6,568,490           $23.33
===============================================================================

         The weighted-average fair value of options granted was $5.75, $6.30, and $4.84 in 1999, 1998 and 1997, respectively.

         The following table summarizes information about stock options outstanding at December 31, 1999:

                                     Options Outstanding
                       --------------------------------------------------------
                         Number         Weighted-Average     Weighted-
Range of               Outstanding         Remaining          Average
Exercise Prices        at 12/31/99     Contractual Life    Exercise Price
-------------------------------------------------------------------------------
$ 6.61-$15.26             648,279           1.1 years           $14.01
$16.23-$24.77           4,590,223           4.9 years           $21.63
$25.00-$37.10           4,176,779           7.2 years           $30.43
                        ---------
$ 6.61-$37.10           9,415,281           5.7 years           $25.01
===============================================================================

                                     Options Exercisable
                      ---------------------------------------------------------
                         Number                              Weighted-
Range of              Exercisable                             Average
Exercise Prices       at 12/31/99                          Exercise Price
-------------------------------------------------------------------------------
$ 6.61-$15.26             648,279                               $14.01
$16.23-$24.77           4,576,409                               $21.63
$25.00-$37.10           1,343,802                               $33.63
                        ---------
$ 6.61-$37.10           6,568,490                               $23.33
===============================================================================


         As permitted by Statement of Financial Accounting Standards
No. 123, "Accounting for Stock-Based Compensation" (FAS 123), the Company has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees,' and

NOTES TO CONSOLIDATED
     FINANCIAL STATEMENTS
     (Dollars in thousands except per share data)


related interpretations in accounting for its plans. Had compensation cost for the Company's plans been determined consistent with the fair market value provisions of FAS 123, the Company's net income and net income per common share, on a diluted basis, would have been reduced to the pro forma amounts indicated below:

                                            1999      1998     1997
-------------------------------------------------------------------------------
Net income - as reported                  $187,805  $180,243   $ 2,617
Net income (loss) - pro forma              180,323   174,182    (1,327)
Earnings per share - as reported              1.83      1.73
Earnings (loss) per share - pro forma         1.75      1.67     (0.04)
===============================================================================

         The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                             1999      1998     1997
-------------------------------------------------------------------------------
Expected dividend yield                        2.4%      2.3%     2.3%
Expected stock price volatility               20.3%     20.0%    15.3%
Risk-free interest rate                        4.8%      5.4%     6.2%
Expected life of options                   5 years   5 years  5 years
===============================================================================


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

         The components of net periodic benefit cost (income) include the following:

                                              1999     1998     1997
-------------------------------------------------------------------------------
RETIREMENT PLANS
Service cost                              $ 16,897  $ 15,218  $ 15,169
Interest cost                               39,565    39,467    37,690
Expected return on plan assets             (61,257)  (57,715)  (48,465)
Amortization of net transition asset          (444)     (458)     (534)
Amortization of prior service cost           2,044     1,643     1,235
Amortization of net actuarial loss             461       423       485
Effect of curtailment                                   (870)
-------------------------------------------------------------------------------
Net periodic benefit
 (income) cost                            $ (2,734) $ (2,292) $  5,580
===============================================================================
RETIREE HEALTH AND
 LIFE INSURANCE PLANS
Service cost                              $  3,775  $  2,894  $  3,831
Interest cost                                8,372     7,946     8,663
Expected return on plan assets              (6,181)   (3,784)   (2,828)
Amortization of prior service cost          (5,633)   (4,807)   (5,495)
Amortization of net actuarial loss           1,257        66       708
Effect of curtailment                                 (2,039)
-------------------------------------------------------------------------------
Net periodic benefit cost                 $  1,590  $    276  $  4,879
===============================================================================
Other comprehensive
 (income) expense                          $(2,785) $  1,898  $  1,805
===============================================================================

         The following tables set forth the plans' obligations and assets at December 31:

                                                       Retiree Health and
                              Retirement Plans        Life Insurance Plans
                             1999         1998           1999        1998
-------------------------------------------------------------------------------
CHANGE IN BENEFIT
 OBLIGATION
Benefit obligation
 at January 1                $ 614,715     $ 532,856     $ 119,711     $ 124,387
Service cost                    16,897        15,218         3,775         2,894
Interest cost                   39,565        39,467         8,372         7,946
Plan participant
 contributions                   1,284         1,451
Plan amendments                  1,278         6,050       (25,354)
Actuarial (gain) loss          (77,497)       52,975         6,783        (1,369)
Benefits paid                  (31,925)      (28,369)      (10,032)       (9,246)
Other                             (752)       (4,933)         (683)       (4,901)
--------------------------------------------------------------------------------
Benefit obligation
 at December 31              $ 563,565     $ 614,715     $ 102,572     $ 119,711
================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan
 assets at January 1         $ 666,299     $ 606,453     $  71,650     $  35,309
Actual return on
 plan assets                   133,954        74,492        12,567         5,915
Company contributions            4,324        16,359         8,317        39,749
Plan participant
 contributions                   1,284         1,451
Benefits paid                  (31,925)      (28,369)      (10,032)       (9,246)
Other                           (1,900)       (4,087)         (119)          (77)
--------------------------------------------------------------------------------
Fair value of plan assets
 at December 31              $ 772,036     $ 666,299     $  82,383     $  71,650
================================================================================
RECONCILIATION OF FUNDED
 STATUS, DECEMBER 31
Funded status of plan        $ 208,471     $  51,584     $ (20,189)    $ (48,061)
Unrecognized net
 actuarial (gain) loss        (115,852)       33,017        10,370        11,110
Unrecognized prior
 service cost                   13,204        14,313       (26,459)       (6,738)
Unrecognized net transition
 obligation                        959             3
--------------------------------------------------------------------------------
Net amount recognized        $ 106,782     $  98,917     $ (36,278)    $ (43,689)
================================================================================

                                                              Retirement Plans
                                                             1999         1998
--------------------------------------------------------------------------------
TOTAL RECOGNIZED AMOUNTS
 IN THE CONSOLIDATED
 BALANCE SHEETS
Prepaid benefit cost                                     $ 124,900     $ 113,842
Accrued benefit liability                                  (25,822)      (26,193)
Intangible asset                                             3,578         4,357
Accumulated other
 comprehensive loss                                          4,126         6,911
--------------------------------------------------------------------------------
Net amount recognized                                    $ 106,782     $  98,917
================================================================================

         The projected benefit obligation (PBO), accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $38,562, $35,896 and $10,074, respectively, as of December 31, 1999, and $38,599, $36,058 and $9,865,
respectively, as of December 31, 1998.

         The weighted-average discount rate used in determining the PBO was 7.75% in 1999, 6.75% in 1998 and 7.25% in 1997. The assumed compensation increase was 4.1% in 1999, and 4% in both 1998 and 1997. The expected long-term rate of return on plan assets was 9.5% for all years presented. The assumed health care cost trend rate was 5% in 1999 and continuing into the future. Increasing the assumed trend rate for health care costs by one percentage point would result in an increase in the accumulated post retirement benefit obligation (APBO) and total service and interest cost component of approximately $2,484 and $242, respectively. Decreasing the assumed trend rate for health care costs by one percentage point would result in a decrease in the APBO and total service and interest cost component of approximately $3,035 and $302, respectively.

         The Company's Employee Savings and Stock Ownership Plan provides that all eligible employees may contribute 1% to 16% of their gross pay to the plan, subject to Internal Revenue Service regulations. The Company may make matching contributions in an amount to be determined annually by the Company's Board of Directors. The Company's contributions to the plan for 1999, 1998 and 1997, were $7,405, $6,536 and $6,260, respectively.

14. INCOME TAXES

THE COMPANY PROVIDES FOR INCOME TAXES USING THE LIABILITY METHOD. UNDER THIS METHOD, DEFERRED TAX ASSETS AND LIABILITIES ARE DETERMINED BASED ON DIFFERENCES BETWEEN FINANCIAL REPORTING REQUIREMENTS AND TAX LAWS. ASSETS AND LIABILITIES ARE MEASURED USING THE ENACTED TAX RATES AND LAWS THAT WILL BE IN EFFECT WHEN THE DIFFERENCES ARE EXPECTED TO REVERSE.

         The provision (benefit) for taxes on income for the years ending December 31 consists of the following:

                                1999          1998         1997
--------------------------------------------------------------------------------
Pre-tax income
 Domestic                   $ 269,204     $ 324,185    $  27,281
 Foreign                       20,356        15,413       36,438
--------------------------------------------------------------------------------
   Total pre-tax income     $ 289,560     $ 339,598    $  63,719
================================================================================
Current
 Federal                    $  68,927     $  55,737    $  79,827
 State                          5,700        16,765       13,650
 Foreign                       15,898         9,874       14,991
--------------------------------------------------------------------------------
   Total current            $  90,525     $  82,376    $ 108,468
--------------------------------------------------------------------------------
Deferred
 Federal                    $  12,973     $  72,340    $ (49,161)
 State                          2,410           889          502
 Foreign                        2,677        (1,616)         302
--------------------------------------------------------------------------------
   Total deferred           $  18,060     $  71,613      (48,357)
--------------------------------------------------------------------------------
Total taxes                 $ 108,585     $ 153,989    $  60,111
================================================================================


         Cumulative deferred tax liabilities (assets) are comprised of the following at December 31:

                                                  1999         1998
--------------------------------------------------------------------------------
Depreciation                                  $  60,382     $  61,947
Employee benefits                                46,602        38,504
Other                                               163
--------------------------------------------------------------------------------
 Gross deferred tax liabilities                 107,147       100,451
--------------------------------------------------------------------------------
Retiree health benefits                         (15,278)      (14,425)
Foreign loss carryforwards                      (14,211)      (14,913)
Capital loss carryforwards                      (14,416)      (17,730)
Employee benefits                               (20,211)      (16,001)
Accrued liabilities and other                      (996)      (19,663)
--------------------------------------------------------------------------------
 Gross deferred tax assets                      (65,112)      (82,732)
--------------------------------------------------------------------------------
Valuation allowance on deferred tax assets       38,918        45,174
--------------------------------------------------------------------------------
 Total deferred taxes, net                    $  80,953     $  62,893
================================================================================


         The net change in the valuation allowance for deferred tax assets is a net decrease of $6,256 in 1999, compared with a net increase of $23,265 in 1998. The decrease of $6,256 is related to net operating loss carryforwards of foreign subsidiaries and capital loss carryforwards considered realizable.

         Approximately $39,000 of foreign subsidiary net operating loss carryforwards remain at December 31, 1999. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carryforwards, approximately $22,000 have no expiration date. The remaining loss carryforwards expire at various dates in the future.

         A reconciliation of the United States federal statutory tax rate to the actual consolidated tax expense is as follows:

                                         1999                1998                1997
Statutory tax rate               $ 101,346   35.0%    $ 118,859   35.0%   $ 22,301      35.0%
State income taxes,
 net of federal
 tax benefit                         5,272    1.8        12,146    3.6       1,623       2.5
Goodwill                             1,166     .4         6,280    1.8       3,508       5.5
Asset impairment
 and dispositions                   (1,225)   (.4)       15,552    4.6      38,913      61.1
Company-owned
 life insurance                        837     .3        (3,471)  (1.0)     (4,908)     (7.7)
Other, net                           1,189     .4         4,623    1.3      (1,326)     (2.1)
--------------------------------------------------------------------------------------------
 Total taxes                     $ 108,585   37.5%    $ 153,989   45.3%   $ 60,111      94.3%
============================================================================================


         Undistributed earnings of international subsidiaries totaled $81,703 at December 31, 1999. There have been no United States income taxes provided on the undistributed earnings since the Company considers these earnings to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries was sold, these earnings could become subject to tax.

NOTES TO CONSOLIDATED
     FINANCIAL STATEMENTS
    (Dollars in thousands except per share data)

         The Company has resolved all issues with the Internal Revenue Service
(IRS) for all years through 1992. In October 1999, the Company received a Revenue Agent Report from the IRS related to the years 1993 through 1995. The most significant issue pertains to the deductibility of Corporate Owned Life Insurance (COLI) loan interest.

         The Company has recorded deductions of approximately $141 million cumulatively as a result of COLI interest deductions from 1993 through 1998. In December 1999, the Company made payments for potential additional tax and interest attributable to COLI interest deductions for taxable years ended 1993 through 1995 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount of COLI interest deductions taken. Additionally, payments were made for taxable years ended 1996 through 1998 to stop the accrual of interest on potential contested amounts. Management believes that it has a meritorious position and will vigorously seek refunds, either administratively or through litigation, of all amounts paid plus interest. Management believes that its provision for income tax is adequate under the circumstances based on the specific facts of the Company's operations.

15. COMMITMENTS AND CONTINGENCIES

The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings.

         The Company has been named as a potentially responsible party at several environmentally contaminated sites, located primarily in the northeastern United States, owned by third parties. These sites represent the Company's largest potential environmental liabilities. The Company has approximately $4,000 accrued for these contingencies as of December 31, 1999 and 1998. Due to the complexity of determining cleanup costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined. Furthermore, all of the sites are also the responsibility of other parties. The Company's liability, if any, is shared with such other parties, but the Company's share has not been finally determined in most cases. In some cases, the Company has cost-sharing agreements with other potentially responsible parties with respect to a particular site. Such agreements relate to the sharing of legal defense costs or cleanup costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost-sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away. Accordingly, a reliable estimate of the ultimate cost to the Company with respect to such sites cannot be determined. Costs, however, are accrued as necessary once reasonable estimates are determined.

         Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management's opinion that such costs, when finally determined, will not have an adverse material effect on the consolidated financial position of the Company.

16. SHAREHOLDERS' EQUITY

In 1999, the Company repurchased 598,463 shares of its common stock at a total cost of $13,045, for an average price of $21.80 per share. This completed stock repurchase programs previously authorized by the Company's Board of Directors. On February 2, 2000, the Board of Directors approved a new stock repurchase program authorizing the repurchase of up to 5,000,000 shares of the Company's common stock.

         In 1997, the Company converted all of its outstanding shares of $2.25 Series A Cumulative Convertible Preferred Stock into shares of common stock.

17. COMPREHENSIVE INCOME

The following table summarizes the components of accumulated other comprehensive income and the changes in accumulated comprehensive income for the years ended December 31, 1999 and 1998:

                                                 Foreign         Minimum      Accumulated
                                                Currency         Pension         Other
                                               Translation      Liability    Comprehensive
                                               Adjustments      Adjustment      Income
------------------------------------------------------------------------------------------
Balance at January 1, 1998                     $ (86,407)       $(5,013)     $ (91,420)
Change during 1998                                (1,821)        (1,898)        (3,719)
------------------------------------------------------------------------------------------
Balance at December 31, 1998                     (88,228)        (6,911)       (95,139)
Change during 1999                               (30,654)         2,785        (27,869)
------------------------------------------------------------------------------------------
Balance at December 31, 1999                   $(118,882)       $(4,126)     $(123,008)
==========================================================================================

18. FINANCIAL REPORTING FOR BUSINESS SEGMENTS

Sonoco reports its results in two primary segments, Industrial Packaging and Consumer Packaging. The Industrial Packaging segment includes the following products: paper and plastic engineered carriers, paper, recovered paper, designed interior packaging and protective reels. This segment also included fibre and plastic drums and intermediate bulk containers, which were sold in 1998. The Consumer Packaging segment includes the following products and services: composite cans, printed flexibles, bag and film products, container seals, folding cartons, covers and coasters, graphics management and packaging services. This segment also included the North American labels operations sold in 1998 and the United Kingdom labels operations sold in 1999.

Years ended    Industrial        Consumer
December 31     Packaging        Packaging        Corporate   Consolidated
--------------------------------------------------------------------------
TOTAL REVENUE
  1999         $1,415,469       $1,174,809                      $2,590,278
  1998          1,466,133        1,134,003                       2,600,136
  1997          1,630,969        1,259,337                       2,890,306

INTERSEGMENT SALES(1)
  1999         $   43,544                                       $   43,544
  1998             41,121            1,098                          42,219
  1997             42,362              113                          42,475

SALES TO UNAFFILIATED CUSTOMERS
  1999         $1,371,925       $1,174,809                      $2,546,734
  1998          1,425,012        1,132,905                       2,557,917
  1997          1,588,607        1,259,224                       2,847,831

OPERATING PROFIT(2)
  1999         $  188,704       $  148,008      $ (47,152)      $  289,560
  1998            282,114          106,347        (48,863)         339,598
  1997            217,775         (101,833)       (52,223)          63,719

IDENTIFIABLE ASSETS(3)
  1999         $1,208,056       $  706,052      $ 382,912       $2,297,020
  1998          1,240,915          512,715        329,353        2,082,983
  1997          1,228,796          717,172        213,964        2,159,932

DEPRECIATION, DEPLETION AND AMORTIZATION
  1999         $   91,235       $   54,611                      $  145,846
  1998             98,331           47,338                         145,669
  1997             93,336           60,188                         153,524

CAPITAL EXPENDITURES
  1999         $   81,093       $   54,635                      $  135,728
  1998            143,852           55,028                         198,880
  1997            140,581           90,070                         230,651
--------------------------------------------------------------------------


GEOGRAPHIC REGIONS
The sales to unaffiliated customers and long-lived assets by geographic region are as follows:

                                    1999        1998        1997
-------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS
United States                    $1,881,472  $1,959,117  $2,245,772
Europe                              313,457     304,435     287,467
Canada                              162,574     119,930     121,227
All other                           189,231     174,435     193,365
-------------------------------------------------------------------
Total                            $2,546,734  $2,557,917  $2,847,831
===================================================================



LONG-LIVED ASSETS
United States                    $  821,291  $  745,937  $  712,111
Europe                              185,336     235,825     183,950
Canada                              135,602      62,676      54,400
All other                           144,854     139,766     133,178
-------------------------------------------------------------------
Total                            $1,287,083  $1,184,204  $1,083,639
===================================================================

(1) Intersegment sales are recorded at a market-related transfer price.

(2) Industrial Packaging's 1998 results include a pre-tax gain of $119,552 on the sale of the industrial containers operation and one-time, pre-tax charges of $(37,480). Consumer Packaging's results include a pre-tax gain of $3,500 in 1999 related to the sale of the label operation in the United Kingdom, and pre-tax charges of $(19,198) in 1998 and $(226,358) in 1997 related to the disposition of the North American labels operation and one-time, pre-tax charges of $(3,856) in 1998. Interest income and interest expense are excluded from the operating profits by segment and are shown under Corporate.

(3) Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, head-quarters facilities and prepaid expenses.

SELECTED ELEVEN-YEAR
    FINANCIAL DATA (UNAUDITED)
    (Dollars and shares in thousands except per share data)

                                                               1999               1998               1997               1996
-------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                                  $ 2,546,734        $ 2,557,917        $ 2,847,831        $ 2,788,075
Cost of sales and operating expenses                         2,213,522          2,269,810          2,505,531          2,458,710
Interest expense                                                52,466             54,779             57,194             55,481
Interest income                                                 (5,314)            (5,916)            (4,971)            (6,191)
Unusual items(1)                                                (3,500)          (100,354)           226,358
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                     289,560            339,598             63,719            280,075
Provision for income taxes                                     108,585            153,989             60,111            107,433
Equity in earnings of affiliates/Minority interest               6,830              6,387               (991)            (1,771)
-------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in
   accounting principles and extraordinary loss                187,805            191,996              2,617            170,871
Cumulative effect of changes in accounting principles
   (FAS 106 and FAS 109)
Extraordinary loss, net of income tax benefit                                     (11,753)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                     187,805            180,243              2,617            170,871
Preferred dividends                                                                                   (3,061)            (7,196)
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders         $   187,805        $   180,243        $      (444)       $   163,675
===============================================================================================================================
Per common share
   Net income available to common shareholders:
     Basic                                                        1.84               1.76                .00               1.64
     Diluted                                                      1.83               1.73                .00               1.58
   Cash dividends-common                                           .75               .704               .641               .586
Average common shares outstanding:
     Basic                                                     101,886            102,632            100,981             99,564
     Diluted                                                   102,780            104,275            107,350            108,487
Actual common shares outstanding at December 31                101,448            101,683            105,417             98,850
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Net working capital                                            306,450            225,347            438,896            262,533
Property, plant and equipment, net                           1,032,503          1,013,843            939,542            995,415
Total assets                                                 2,297,020          2,082,983          2,159,932          2,365,896
Total debt                                                     904,137            783,632            796,359            893,088
Shareholders' equity                                           901,220            821,592            848,819            920,613
Current ratio                                                      1.7                1.5                2.0                1.6
Total debt to total capital(2)                                    47.5%              46.7%              46.1%              47.2%
Book value per common share                                       8.88               8.08               8.05               8.10
-------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Depreciation, depletion and amortization expense               145,846            145,669            153,524            142,927
Cash dividends declared-common                                  76,434             72,028             64,639             58,480
Market price per common share (ending)                           22.75              29.63              31.54              23.53
Return on total equity (including preferred stock)                21.9%              22.0%                .3%              18.3%
Return on net sales                                                7.4%               7.0%                .0%               6.1%
-------------------------------------------------------------------------------------------------------------------------------

(1) 1999 data reflects the gain on the sale of divested businesses of $(3,500). 1998 data reflects the net gain on the sale of divested businesses of $(100,354) pretax, or $(41,554) after tax. 1997 data reflects the asset impairment charge of $226,358 pretax, or $174,500 after tax. Included in 1993 and 1991 were gains from the early repayment of a note in 1991. Also includes restructuring charges of $42,000 pretax, or $25,000 after tax, in 1992 and $75,000 pretax, or $54,650 after tax, in 1990.

(2) Debt levels for 1995 through 1999 have been adjusted for cash related to the issuance of restricted-purpose bonds.

    1995              1994              1993              1992               1991              1990               1989
-------------------------------------------------------------------------------------------------------------------------

$2,706,173         $2,300,127        $1,947,224        $1,838,026         $1,697,058        $1,669,142         $1,655,830
 2,396,284          2,055,734         1,734,980         1,641,075          1,528,543         1,481,271          1,470,877
    44,004             35,861            31,154            30,364             28,186            28,073             29,440
    (4,905)            (2,398)           (6,017)           (6,416)            (6,870)           (2,196)            (2,573)
                                         (5,800)           42,000             (8,525)           75,000
-------------------------------------------------------------------------------------------------------------------------
   270,790            210,930           192,907           131,003            155,724            86,994            158,086
   106,640             82,500            75,200            51,800             63,600            43,934             60,906
       369              1,419             1,127             2,048              2,681             7,308              6,381
-------------------------------------------------------------------------------------------------------------------------

   164,519            129,849           118,834            81,251             94,805            50,368            103,561

                                                          (37,892)
-------------------------------------------------------------------------------------------------------------------------
   164,519            129,849           118,834            43,359             94,805            50,368            103,561
    (7,763)            (7,763)           (1,264)
-------------------------------------------------------------------------------------------------------------------------
$  156,756         $  122,086        $  117,570        $   43,359         $   94,805        $   50,368         $  103,561
-------------------------------------------------------------------------------------------------------------------------


      1.56               1.21              1.17               .43                .95               .50               1.02
      1.49               1.19              1.08               .43                .95               .50               1.01
      .524               .481              .459              .425               .398              .390               .351

   100,253            100,590           100,849           100,176             99,682           100,610            101,402
   110,111            109,420           109,711           101,112            100,225           101,078            102,301
   100,229            100,379           101,001           100,651             99,897            99,446            101,009
-------------------------------------------------------------------------------------------------------------------------

   229,328            222,068           209,932           152,478            163,860           184,066            193,035
   865,629            763,109           737,154           614,018            580,787           562,591            494,290
 2,098,157          1,821,414         1,696,349         1,241,783          1,135,940         1,113,594            995,132
   686,792            547,380           515,826           316,010            283,199           312,120            255,286
   918,749            832,218           788,364           561,890            562,306           512,828            511,574
       1.5                1.6               1.7               1.5                1.6               1.7                2.1
      39.6%              38.1%             38.0%             35.1%              30.6%             34.7%              30.4%
      7.45               6.57              6.10              5.58               5.63              5.15               5.06
-------------------------------------------------------------------------------------------------------------------------

   125,836            112,797            95,745            83,309             76,561            72,152             67,263
    53,145             48,287            46,333            42,443             39,703            39,216             35,583
     23.86              18.94             19.05             20.67              14.94             14.07              16.02
      18.7%              16.0%             19.0%             13.7%              17.8%              9.6%              21.3%
       6.1%               5.6%              6.1%              4.4%               5.6%              3.0%               6.3%
-------------------------------------------------------------------------------------------------------------------------

                              REPORT OF MANAGEMENT


The management of Sonoco Products Company is responsible for the integrity and objectivity of the financial statements and other financial information included in this annual report. These statements have been prepared in conformity with generally accepted accounting principles in the United States.

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

/s/ F. Trent Hill, Jr.

F. Trent Hill, Jr.
Vice President and Chief Financial Officer



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS AND DIRECTORS
OF SONOCO PRODUCTS COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows (appearing on pages 34 through 45 of this report) present fairly, in all material respects, the consolidated financial position of Sonoco Products Company at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Charlotte,North Carolina
January 26,2000

OFFICERS

EXECUTIVE OFFICERS

        [PHOTO]                           [PHOTO]                        [PHOTO]                          [PHOTO]
PETER C. BROWNING, 58                JIM C. BOWEN, 49               BERNARD W. CAMPBELL, 50        ALLAN V. CECIL, 58
President & Chief Executive          Vice President & General       Vice President-Information     Vice President-Investor
Officer. Previously President        Manager-Paper Division.        Services. Previously Staff     Relations & Corporate
& Chief Operating Officer            Previously Vice President-     Vice President-Information     Affairs. Previously Vice
1996-1998; Executive Vice            Manufacturing North            Services 1991-1996;            President-Investor
President-Global Industrial          America, Paper since           Director-Corporate             Relations & Corporate
Products/Paper 1993-1996.            1994-1997; Director of         Information Services           Communications 1996-
Prior experience: President,         Manufacturing 1993-1994.       1990-1991. Joined              1998. Prior experience:
Chairman & CEO, National             Joined Sonoco in 1972.         Sonoco in 1988.                Vice President-Corporate
Gypsum 1990-1993;                                                                                  Communications &
Continental Can 1966-1990                                                                          Investor Relations,
where he last served as                                                                            National Gypsum and
Executive Vice President.                                                                          Mesa Petroleum Co.
Joined Sonoco in 1993.                                                                             Joined Sonoco in 1996.


        [PHOTO]                           [PHOTO]                        [PHOTO]                          [PHOTO]
HARRIS E. DELOACH, JR., 55           CYNTHIA A. HARTLEY, 51         F. TRENT HILL, JR., 47         RONALD E. HOLLEY, 57
Sr. Executive Vice President         Vice President-Human           Vice President & Chief         Vice President-Industrial
responsible for Global               Resources. Previously          Financial Officer.             Products, N.A. Previously
Industrial Products/Paper/           Vice President-Human           Previously Vice President-     Vice President-High Density
Sonoco Crellin & Asia.               Resources, National            Finance 1994-1995; Vice        Film Products 1993-1999;
Previously Executive Vice            Gypsum Company and             President-Industrial           Vice President-Total Quality
President responsible for            Dames & Moore and              Products, N.A. 1990-           Management 1990-1993;
Industrial Products/Paper/           previous experience with       1994; Vice President-          Vice President-Industrial
molded and extruded plas-            Continental Can Company.       Finance 1987-1989.             Products 1987-1990.
tics, 1998-1999; Executive           Joined Sonoco in 1995.         Joined Sonoco in 1979.         Joined Sonoco in 1964.
Vice President responsible
for High Density Film,
Industrial Container, Fibre
Partitions, Protective
Packaging, Sonoco Crellin
& Baker Reels 1996-1998;
Group Vice President
1993-1996. Joined
Sonoco in 1985.
                                          [PHOTO]                        [PHOTO]                          [PHOTO]
                                     CHARLES J. HUPFER, 53          KEVIN P. MAHONEY, 44           RAYMOND L. MCGOWAN, JR., 48
                                     Vice President, Treasurer      Vice President-Corporate       Group Vice President-Global
                                     & Corporate Secretary.         Planning since February        Consumer Products. Previously
                                     Previously Treasurer 1988-     2000. Previously Staff         Vice President & General
                                     1995; Director of Tax &        Vice President-Corporate       Manager-Global Consumer
                                     Audit 1985-1988;               Planning 1998-2000.            Products 1998-1999; Vice
                                     Director-International         Joined Sonoco in 1987.         President-Consumer Products
                                     Finance & Accounting                                          1997-1998; Vice President &
                                     1980-1985. Joined                                             General Manager-Consumer
                                     Sonoco in 1975.                                               Products, United States &
                                                                                                   Canada 1994-1997. Joined
                                                                                                   Sonoco in 1983.

OFFICERS

      [PHOTO]                              [PHOTO]                            [PHOTO]
HARRY J. MORAN, 67                  CHARLES F. PATERNO, 43               J.C. RHODES, 61
Executive Vice President            Vice President-Industrial            Vice President-International
responsible for Flexible            Products/Paper, Europe.              Operations-Latin America,
Packaging, Folding Cartons,         Previously Division Vice             Australia & Director of
Protective Packaging, Bags/         President-Industrial                 Operations-Asia. Previously
Film, Caps/Coasters, Container      Products/Paper, Europe               Division Vice President-
Seals, Baker Reels,Graphic          1996-1998; President-                Operations Support
Services, and the Pack Center.      Sonoco Limited 1994-1995.            1996-1998. Joined
Previously Executive Vice           Joined Sonoco in 1983.               Sonoco in 1961.
President responsible for
Consumer Packaging 1996-
1998; Group Vice President-
Consumer Packaging 1993-
1996. Joined Sonoco in 1983.

      [PHOTO]                              [PHOTO]
EDDIE L. SMITH, 48                  PERRY D. SMITH, 49
Vice President/General              Vice President & Managing
Manager, Flexible Packaging.        Director-Sonoco Asia, L.L.C.
Previously Division Vice            Previously Managing
President/General Manager-          Director-Sonoco Asia, L.L.C.
Flexible Packaging 1996-            1994-1996; Director-
1998; Division Vice                 Business Development,
President-Consumer                  Asia Pacific 1992-1994.
Products, Europe 1994-1996.         Joined Sonoco in 1988.
Joined Sonoco in 1971.

OFFICERS

DIVISION & STAFF OFFICERS

MICHAEL W. BULLINGTON, 52           ROBERT J. GIANGIORGI, 57             DANIEL G. HAUSE, 51
Staff Vice President, Finance &     Staff Vice President-International   Division Vice President-
Administration-Consumer Products.   Business Development,Consumer        Manufacturing, Industrial Products.
Joined Sonoco in 1983.              Products. Joined Sonoco in 1983.     Joined Sonoco in 1970.

CHARLES W. COKER, JR., 40           DONALD M. GORE, 50                   LINDA O. HILL, 51
Staff Vice President-Corporate      Division Vice President-Sales,       Staff Vice President-Global
Purchasing & Logistics. Joined      Industrial Products, N.A.            Technology. Joined Sonoco
Sonoco in 1981.                     Joined Sonoco in 1972.               in 1966.


H. WILLIAM FROEBER, 49              JOHN M. GRUPS, 49                    R. JIM HINES, 49
Division Vice President-Flexible    Division Vice President-Global       Division Vice President-Recovered
Packaging. Joined Sonoco in 1995.   Operations, Consumer Products.       Paper. Joined Sonoco in 1980.
                                    Joined Sonoco in 1976.

RODGER D. FULLER, 38                BEN L. HARRIS, JR., 49               JOHN D. HORTON, 57
Division Vice President-            Staff Vice President-Finance &       Division Vice President-Sales &
Consumer Products, Europe.          Administration, Global Industrial    Marketing, High Density Film.
Joined Sonoco in 1985.              Products/Paper. Joined Sonoco        Joined Sonoco in 1972.
                                    in 1983.
LARRY O. GANTT, 62
Vice President-Operating            E.A. HARRIS, 54                      LESLIE H. LAK, 51
Excellence. Joined Sonoco           Division Vice President-Industrial   Division Vice President, Molded
in 1963.                            Products/Paper, S.A. Joined          Plastics. Joined Sonoco in 1973.
                                    Sonoco in 1969.

JOSEPH A. LUCAS, 60                 CHARLES W. REID, 61                  JAMES H. SHELLEY, 56
Division Vice President-Sales,      Division Vice President & General    Staff Vice President-Employee
Consumer Products. Joined           Manager-Sonoco Baker Reels.          Relations & Labor Counsel.
Sonoco in 1998.                     Rejoined Sonoco in 1988.             Joined Sonoco in 1969.


JAMES C. MILLER, 46                 BRAD D. ROSS, 40                     DAVID THORNELY, 55
Staff Vice President-Engineering    Division Vice President, Sales &     Managing Director-Sonoco
& Technology, High Density Film.    Marketing-Flexible Packaging.        Australasia. Joined Sonoco
Joined Sonoco in 1983.              Joined Sonoco in 1986.               in 1991.

FRANK J. POPELARS, 59               M. JACK SANDERS, 46                  Rex E. Varn, 41
Staff Vice President-Corporate      Division Vice President & General    Division Vice President & General
Controller. Joined Sonoco in 1983.  Manager, Protective Packaging.       Manager-High Density Film.
                                    Joined Sonoco in 1987.               Joined Sonoco in 1980.

James C. Yeager, 53
Division Vice President, Europe-
Molded Plastics & Industrial
Products. Joined Sonoco in 1973.

                                       51