Form 10-K, Exhibit 13
period 2000-12-31
SONOCO PRODUCTS CO
filed 2001-03-30
CIK 91767

Sonoco is changing to compete more effectively in today's global business environment where the Company's customer base in both the industrial and consumer products sectors has consolidated dramatically, leaving fewer players making more of the purchasing decisions. The pressure for innovation in packaging has intensified as customers seek new advantages in the marketplace. Perhaps even more important is the pressure for innovation in how business is conducted. Customers want more from their suppliers than the traditional buy-sell relationship. They want value-adding services, joint development initiatives, technical support, comprehensive supply chain management and Internet-based access. Understanding and meeting the demands and expectations of the marketplace are the keys to successful customer relationships. Sonoco is changing. Changing the way it views its customers. Changing the way it goes to market. Changing the way the world sees packaging. Changing the way the world sees Sonoco.

CREATING SYNERGY

While the Company still consists of two main business segments, industrial and consumer packaging, it is restructuring to create more synergies between businesses to leverage resources for greater cost effectiveness and customer service.

INDUSTRIAL PACKAGING

Sonoco's industrial packaging segment produced approximately 54% of the Company's sales in 2000. Their products and services include: high-performance paper, plastic and composite engineered carriers; paperboard; wood, metal and composite reels for wire and cable packaging; fiber-based construction tubes and forms; custom designed protective packaging; and supply chain management capabilities.

CONSUMER PACKAGING

Sonoco's consumer packaging segment accounted for approximately 46% of the Company's 2000 sales. Their products include: round and shaped composite cans, printed flexible packaging, high density film products and folding cartons. The consumer products business also includes specialty packaging and packaging services.

                                    [PHOTO]

INDUSTRIAL PACKAGING

The backbone of Sonoco's industrial products business is engineered carriers (tubes and cores) made of fiber, plastic and composite materials that are designed to meet specific customer needs in a wide range of markets, including paper, textile fabrics and yarns, film, tape and metals. Sonoco is the world's largest producer of engineered carriers and has 133 manufacturing plants in North America, South America, Europe, Asia and Australia/New Zealand, with sales of approximately $1.1 billion in 2000.

                                    [GRAPH]
                          Net Sales Industrial Segment
                                 ($ in millions)

                                    [GRAPH]
                          Operating Profit Industrial Segment
                                 ($ in millions)


ENGINEERED CARRIERS

Performance is critical in this market. Sonoco-made cores ensure that huge, multiple-ton rolls of newsprint arrive intact at pressrooms and perform with precision as the paper moves through the presses at speeds approaching 3,000 feet per minute. Sonoco tubes ensure that sensitive man-made fibers like Lycra(R) and Spandex(R) are wound to tight tolerances and arrive in top condition at textile mills that transform the fiber into cloth, which is then transported on Sonoco tubes to mills for converting into garments. High-performance films are protected from dust, wrinkles and other damage by equally sophisticated cores designed to exacting tolerances. Cores for wound metal products are made to withstand the incredible stresses of weight and accelerated winding speeds without slipping, bending or collapsing.

         Sonoco delivers the performance characteristics that customers need and desire, rather than subjecting them to a "one size fits all" philosophy. Sonoco is truly changing the way the world sees packaging through synergies derived from a variety of disciplines and technical expertise in packaging and information technology. Continuous product development is driven by the Company's global technology group at five locations on four continents staffed by experts in materials science, packaging engineering and process improvement. To ensure that products deliver the highest performance at the lowest cost, Sonoco utilizes optimal product design programs and is leveraging computer modeling and simulation technology to confirm product performance and eliminate the need for lengthy and often costly production trials.

         In 2000, Sonoco delivered important technologically advanced, performance-enhanced products to the market. These include the Complete Release(TM) tape core, which allows every inch of tape on a roll to be used; Sonotube Premium(R) fibre forms with Duroglas(TM), a construction tube with a unique aerospace coating on the interior diameter that eliminates the need for hand finishing; and textile cores with improved radial crush strength that improves manufacturing efficiency. These advances were made because of Sonoco's technology leadership and its invigorated and disciplined dedication to listening to and meeting its customers' needs.

         Customer-enhancing synergies also come from Sonoco's state-of-the-art order fulfillment center in Hartsville, S.C., that is using the latest in e-business and information technology

                                    [PHOTO]


to redefine and streamline the order fulfillment process. Sonoco is testing its first European e-commerce trading system with a major film customer. This process will significantly improve both companies' order processing and commercial transactions and has the potential for revolutionizing the way Sonoco does business with other customers around the world.

         Sonoco is also actively pursuing external synergies and responding to customers' demands for total packaging solutions. For example, Sonoco supplies the paper industry with engineered carriers and end plugs, and through a joint venture between Cascades, Inc. and Sonoco, called Cascades Sonoco Inc., also supplies roll wrap, ream wrap, skid wrap, inside and outside headers and heat platens -- everything necessary to package and protect a roll of paper. In 2000, Cascades Sonoco expanded into Europe with good response.

         Sonoco formed a unique partnership with T.H.E.M. International, Inc. to supply its European textile customers with a plastic packaging system that meets unique distribution and environmental considerations of the market. Sonoco also expanded the distribution of another plastic endwall packaging system, this one for sophisticated film. The reusable system works with the cores the Company already supplies to customers. Originally offered in Europe, the endwall packaging system is now available in North America. Positioning Sonoco as a single-source supplier satisfies customers' requirements of fewer suppliers, more efficient purchasing and administration, and lower costs.

[PHOTO]

PAPER OPERATIONS

Sonoco's paper operations are its historical foundation for providing the primary raw material for fiber-based packaging, such as engineered carriers and composite cans. Supporting this strategy of vertical integration is a global network of 29 paper mills with 39 machines in 13 countries. In 2000, manufacturing capacity was 1.6 million tons. The Company's philosophy is to be a slight net buyer of paper, thus maintaining a tight balance between supply and demand and helping ensure a more disciplined and less cyclical market.

         Sonoco continues to advance its paper technology. For example, it has developed a new product called The ChillWrapper(TM) beverage holder for canned and bottled chilled beverages. The ChillWrapper beverage holder has been proven by Sonoco scientists to keep beverages cooler while eliminating the problem of moisture transfer to hands or other surfaces and creating a promotional/advertising vehicle for customers. Such innovation allows Sonoco to leverage its vertical integration strategy while satisfying new market demands. It is another example of how Sonoco is changing the way the world sees packaging.

         An essential aspect of Sonoco's paper business is the Company's global network of reclamation centers. In 2000 alone, the Company collected over two million tons of recovered paper from municipal and private sources. This material provides a consistent, low-cost source of fiber for the Company's paper operations.

WIRE AND CABLE REELS

Sonoco is also the leading producer of wood, composite and metal reels for the United States wire and cable industry. This operation serves customers from seven United States manufacturing sites and 29 warehouse locations.

CUSTOM DESIGNED PROTECTIVE PACKAGING

Custom designed protective packaging is the final component of Sonoco's industrial packaging business. Currently, Sonoco principally serves the white goods industry -- large appliances such as washers, dryers and ranges -- supplying custom designed corner posts and bases. The Company has developed strong synergies with customers such as Whirlpool and Maytag where Sonoco has engineers on site at customer locations adding value through services such as product design and testing and supply chain management. Combining these services with its strong, lightweight, low-cost protective packaging products will allow Sonoco to expand into new markets such as electronics and computer peripherals.

                                    [PHOTO]

CONSUMER PACKAGING

Sonoco's other major business segment is consumer packaging, including composite cans, printed flexible packaging, specialty packaging and packaging services. Sonoco is the world's largest producer of composite cans, with 44 plants in 12 countries. The Company's printed flexible business consists of nine plants in North America.


                                    [GRAPH]
                                   Net Sales,
                                Consumer Segment
                                ($ in millions)

                                    [GRAPH]
                               Operating Profit,
                                Consumer Segment
                                ($ in millions)


COMPOSITE CANS AND PRINTED FLEXIBLE PACKAGING

The year 2000 was one of dramatic change in the consumer products industry, with major consolidation taking place. In quick succession, Kellogg Company announced its intent to buy Keebler Foods; PepsiCo, Inc. announced its acquisition of The Quaker Oats Company; General Mills' shareholders approved the acquisition of Pillsbury; and just recently, Procter & Gamble and The Coca-Cola Company announced a joint venture in juices and snacks. All of these companies are customers of Sonoco.

         Such consolidation in the consumer packaging industry has compelled Sonoco to reevaluate its approach. The answer lies in a far stronger positioning of Sonoco as a consumer packaging supplier, in effect a company that supplies a packaging solution that may include composite cans, flexible packaging and packaging services. Leveraging Sonoco's existing packaging technology and products, customer relationships, markets served, and research and development capabilities will position the Company as a more valuable supplier and create additional opportunities for growth.

         The packages themselves create a significant starting point. Sonoco's composite cans typically consist of four layers: two plies of 100% recycled paperboard, a protective inner liner and a label. The Company's printed flexible packaging consists of film, paper and foil substrates that are laminated together, printed and converted for use as roll-fed labels, shrink labels and sleeves, stand-up pouches, bags and other flexible formats. Sonoco can supply one package that includes both formats -- a composite can with a flexible label or multiple packages in a combination of formats. In fact, it is already happening. Sonoco currently sells composite cans and flexible packaging to many of the same companies, sometimes within the same product line such as Mead Johnson Nutritional's Viactiv(TM) family of products where Sonoco supplies both LinearPak(TM) shaped cans and purse packs for a calcium supplement and shrink film for nutritional beverages. At Nabisco, Sonoco supplies composite cans and various flexible packaging for Planters nuts and snacks. Leveraging such relationships, especially within multinational food companies with a broad range of products, is a springboard for additional growth as customers seek relationships with fewer, more qualified suppliers.

         Sonoco is also working to create more synergy in markets served. In addition to nutraceuticals and nuts, the Company supplies composite cans and flexible packaging to the snack, coffee, confectionery, beverage, pet food, and home and personal care industries. In 2000, Sonoco stepped up marketing efforts to position itself as a total packaging solutions

                                    [PHOTO]

provider. Tradeshows such as PackExpo 2000, FMI (Food Marketers Institute), SNAXPO (snacks), and SCAA (Specialty Coffee Association of America); joint marketing collaterals; and joint sales calls were important steps in introducing this concept to the industry.

         New packaging innovations will fuel growth in consumer packaging. Sonoco's world-class Packaging Development Center and Pilot Plant in Hartsville, S.C., house the research and development activities of its composite can and flexible packaging operations. The facility conducts extensive physical, mechanical and analytical testing; package testing; and environmental conditioning. In 2000, the Company greatly expanded its flexible packaging lab, adding new testing technology. Sonoco's Pilot Plant capabilities allow for short production runs of both composite cans and flexible packaging, facilitating the commercialization of new packages. These resources are increasingly being used on joint projects to improve graphic reproduction, shelf appeal and package performance.

         Among Sonoco's new packaging success stories in 2000 are mini cans for Keebler cookies; Valve-Pak(TM) cans for Melitta Canada ground roasted coffee, which was just named a Gold Award winner by The Packaging Association of Canada; and a LinearPak(TM) shaped can for Austin Quality Foods SeAnimals(R) cookies. The Company also produced dramatic rotogravure packaging for President's Choice Toasted Coconut Crunch(TM) and Mother Parker's Higgins & Burke(TM) Coffees, which both received Gravure Association of America 2000 Golden Cylinder Awards.

HIGH DENSITY FILM

Sonoco touches the consumer market through its high density film business and is the leading producer of plastic grocery bags in the United States. Although Sonoco is the market leader, it became a more difficult arena in which to compete due to spiraling resin prices and increased cost pressure resulting from further consolidation of the retail grocery industry. The Company has six plants in North America, which in addition to grocery bags, also make carry-out bags for other retail outlets, produce bags and agricultural films.

COASTERS AND GLASS COVERS

Sonoco is the leading supplier of paper coasters and glass covers for the North American hospitality, restaurant and healthcare industries.

FOLDING CARTONS

Sonoco produces folding cartons at its plant in Charlotte, N.C., primarily serving health, beauty and personal care customers. This business provides cartons for customers such as Fuji and Carter Wallace; and, as part of the Company's supply chain management strategy, Gillette.

PACKAGING SERVICES

While composite cans and flexible packaging are the primary focus, Sonoco also partners with customers to reduce costs from their packaging supply chain. One example is Sonoco's relationship with Gillette. For four years, the Company has managed the packaging supply chain for Gillette's North American razor and blade business in a unique fee-for-service arrangement. The relationship has proved attractive for both companies and at the end of 2000, Sonoco and Gillette signed a five-year contract for the packaging of their North American and the European razor and blade businesses. Sonoco assumed the responsibility of Gillette's European pack center in Hemel Hempstead, England, in January 2001. The success of this relationship serves as the model for pursuing similar relationships with other consumer products companies and offers another excellent example of how Sonoco is changing the way its customers see packaging.

         The Company is exploring other fee-for-service arrangements. In November, Sonoco announced a new service-based point-of-purchase program for managing the production and distribution of in-store displays. Not only will Sonoco manage the design and production of displays, it will also oversee packing the displays with product and shipping to various retail venues. This program also offers Sonoco the opportunity to provide the primary package -- composite can, flexible package or carton.

GRAPHICS MANAGEMENT

The final component in the packaging services business is Sonoco Trident. Based in the United Kingdom with United States operations headquartered in Charlotte, N.C., Trident provides a branded artwork and reprographics management service, supported by Trident Artwork On-Line -- a web-based tracking and asset management system designed to help companies such as Procter & Gamble, The Body Shop and Best Foods protect brand integrity in their packaging. Trident also produces 3D computer modeling for packaging development, marketing support and short-run digital printing for product trials.

SELECTED QUARTERLY|FINANCIAL DATA (UNAUDITED)
                                        Sonoco Products Company and Subsidiaries

                                                           First           Second          Third             Fourth
(Dollars in thousands except per share data)              Quarter          Quarter        Quarter            Quarter
------------------------------------------------------------------------------------------------------------------------
2000
Net sales                                                 $676,299        $688,686        $677,469           $669,039
Gross profit                                               151,661         154,882         147,497            150,058
Net income                                                  45,017          46,400          38,532(1)          36,349(2)
Per common share
   Net income     -basic                                  $    .45        $    .47        $    .39           $    .37
                  -diluted                                     .45             .47             .39                .37
   Cash dividends -common                                       19             .20             .20                .20
   Market price   -high                                      23.00           22.88           21.81              22.69
                  -low                                       17.75           19.75           16.88              17.00
------------------------------------------------------------------------------------------------------------------------
1999
Net sales                                                 $560,479        $611,754        $620,027           $754,474
Gross profit                                               134,577         145,122         143,958            169,472
Net income                                                  43,947(3)       47,364          45,267             51,227
Per common share
   Net income     -basic                                  $    .43        $    .46        $    .44           $    .50
                  -diluted                                     .43             .46             .44                .50
   Cash dividends -common                                      .18             .19             .19                .19
   Market price   -high                                      28.75           28.06           29.94              25.25
                  -low                                       22.69           22.88           22.31              21.06
------------------------------------------------------------------------------------------------------------------------

(1) Includes an executive severance charge of approximately $3.4 million after tax.

(2) Includes a net gain on the sales of divested businesses of $5.2 million after tax, restructuring charges of $3.2 million after tax, and an income tax charge of $12 million relating to corporate-owned life insurance.

(3) Includes a $3.5 million after-tax gain from the sale of the labels and label machinery operations in the United Kingdom and the label machinery operation in the United States.

                                    [GRAPH]
                             Market vs. Book Value
                                per Common Share

                                    [GRAPH]
                                 Cash Dividends
                                Declared-Common
                                ($ in millions)

                                    [GRAPH]
                              Shareholders' Equity
                                ($ in millions)

MANAGEMENT'S DISCUSSION|AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION


OVERVIEW

Although operating results for 2000 were lackluster, we made significant progress in achieving the financial strategy we outlined last year. The year was marked by major change as we restructured the Company toward our strategic and financial goals. We generated our highest level ever of free cash flow, almost $167 million, which we used to buy back a significant portion of our stock and pay down debt. Our financial strategy continues to be to generate low double-digit earnings growth over an economic cycle while maintaining the most efficient level of capital to do so, thus improving returns on assets and moving Sonoco to first quartile levels among the S&P 400 industrial companies.

SPECIAL CHARGES AND ONE-TIME ITEMS
2000 TRANSACTIONS

During the third quarter of 2000, the Company's Chief Executive Officer elected to take early retirement and the Group Vice President for Global Consumer Products resigned. The Company incurred a one-time charge related to the above of $5.5 million pretax and $3.4 million after tax.

         During the fourth quarter of 2000, the Company divested two operations in Europe, the largest of which was our container seals operation in the United Kingdom. These transactions generated cash of $17 million and resulted in a net gain of $5.2 million on both a pretax and after-tax basis as a result of being able to utilize capital loss carryforwards on these transactions. Also during the fourth quarter, the Company closed two engineered carrier plants and recognized asset impairment charges in contemplation of its restructuring program announced on January 30, 2001. These actions totaled $5.2 million pretax or $3.2 million on an after-tax basis. The objective of the restructuring is to permanently remove at least $25-$30 million of annualized costs from the cost structure and to realign and centralize a number of staff functions. Further details of this program are discussed under the operating segment reviews. Additionally, in the fourth quarter, Sonoco recognized additional tax expense associated with the Internal Revenue Service's (IRS) position on Corporate-Owned Life Insurance (COLI). This issue has widespread implications to numerous companies and pertains to the disallowance of previously deducted COLI loan interest. Sonoco has been providing for the most likely outcome related to this issue for some time; however, three recent court rulings in favor of the IRS's position precipitated the need to accrue additional funds for what the Company now believes to be the most likely outcome. Accordingly, the Company recorded an additional $12 million of income tax expense in the fourth quarter of 2000.

1999 TRANSACTIONS

During the first quarter of 1999, the Company completed the sale of its labels and label machinery operations in the United Kingdom and the United States. This sale resulted in the recognition of a $3.5 million after-tax gain.

ACQUISITIONS

Sonoco completed acquisitions during 2000 and in the third quarter of 1999 that have an impact on year-over-year comparisons. During 2000, the Company purchased the Australian composite can business of Amcor Packaging, as well as a small graphics business in the United Kingdom. During the third quarter of 1999, the Company completed two acquisitions. In August 1999, Sonoco purchased the composite can assets of Crown Cork & Seal, Inc. In September 1999, Sonoco purchased the flexible packaging division of Graphic Packaging Corporation, a wholly owned subsidiary of ACX Technologies, Inc. All of these acquisitions were in the Company's Consumer Packaging segment.

RESULTS OF OPERATIONS
2000 VERSUS 1999
OPERATING REVENUE

Consolidated net sales increased $164.8 million, or 6.5%, in 2000 to $2.71 billion from $2.55 billion in 1999. This sales growth compares with a 7.4% increase during 1999 on sales from continuing operations. The higher sales in 2000 resulted from higher year-over-year selling prices to offset rising material costs (principally in the Industrial Packaging segment) and the impact of acquisitions. Domestic sales were $1.98 billion, up 5.3% over 1999, and international sales were $730.3 million, up 9.8% over 1999.

                                    [GRAPH]

                               Assets by Category
                                ($ in millions)

MANAGEMENT'S DISCUSSION|AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)


The components of the sales change were:

 ($ in millions)
---------------------------------------------------------------
 Selling price                                         $ 124
 Foreign currency translation                            (41)
 Volume/Mix                                              (15)
 Acquisitions, net of dispositions                        97
---------------------------------------------------------------
 Total sales increase                                  $ 165
---------------------------------------------------------------

         As 1999 ended, raw material cost increases had not been fully recovered through higher selling prices. Selling prices were increased in the fourth quarter of 1999 in almost all operations and again during the first half of 2000 resulting in favorable year-over-year pricing of $124 million. Exchange rates lowered sales by $41 million in 2000, driven primarily by the weakening Euro relative to the U.S. dollar. Acquisitions made in 2000 and in the third quarter of 1999, net of dispositions, added $97 million of sales during 2000.

OPERATING PROFITS

  ($ in millions)                                                 2000             1999             % Change
-----------------------------------------------------------------------------------------------------------------
Industrial Packaging                                             $213.7           $188.7              13.3%
Consumer Packaging                                                118.2            144.5             (18.2)%
-----------------------------------------------------------------------------------------------------------------
                                                                  331.9            333.2               (.4)%
Special charges and one-time items (see above)                     (5.5)             3.5            (100.0+)%
Interest, net                                                     (55.8)           (47.1)            (18.4)%
-----------------------------------------------------------------------------------------------------------------
Consolidated                                                     $270.6           $289.6              (6.5)%
-----------------------------------------------------------------------------------------------------------------

         The full year realization of higher selling prices in 2000 and falling material costs in the second half of 2000 increased operating profits by approximately $33 million. Raw material costs, principally recovered paper and resin, steadily increased throughout most of the first half of 2000. Selling prices were increased during the second quarter to recover the higher raw material costs. Late in the second quarter, as volume began to slow, recovered paper cost and other commodity materials began to drop. Raw material costs continued to decline throughout the third quarter and volume continued to soften. Raw material costs remained at this low level throughout the fourth quarter, while volume continued to slow in both the industrial and consumer businesses.

         Manufacturing productivity increased profits by almost $30 million during 2000; however, the improvement was less than expected due to lower volume. Purchasing and logistics initiatives lowered costs by approximately $25.2 million, helping to mitigate higher energy costs of $10 million and inflationary increases experienced during 2000.

         Gross profit as a percentage of sales was 22.3% in 2000, compared with 23.3% in 1999. An unfavorable year-over-year mix of products sold of approximately $24 million negatively impacted gross profit as a percentage of sales.

         Selling, general and administrative expenses as a percentage of sales were 10% in 2000, compared with 10.2% for 1999. A major focus of the Company has been to maintain or lower fixed-cost spending levels. This focus was heightened during 2000 when volumes began to soften, and costs will be further reduced in 2001 as a result of the Company's restructuring efforts.

         Investment returns earned on assets held by the Company's benefit plans are used to lower the Company's cost of providing pension and postretirement benefits. As a result of higher than expected investment returns on plan assets in recent years, the Company has benefited from an approximate $9.1 million decrease in plan expense in 2000, compared with 1999. Additionally, as a result of the significant increase in the market value of plan assets, Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions," required the additional amortization of a $3.8 million gain in 2000. The combined impact of approximately $12.9 million was the result of these recent increased investment returns and will not recur in 2001. As a result, operating profits will be reduced by approximately $12 million in 2001; however, this has no impact on retiree benefits. Furthermore, our defined benefit plan continues to be well funded.

         Research and development costs charged to expense were $14 million in 2000, compared with $12 million in 1999. Significant projects in our Industrial Packaging segment included efforts designed to enhance performance characteristics of our engineered carriers in the textile, film and paper packaging areas as well as projects aimed at productivity enhancements. Our Consumer Packaging segment continued to invest in new materials technology and new process technology for a range of packaging options, including composite cans and other forms of shaped packaging.

         The effective tax rate for 2000 was 41.4%, compared with 37.5% in 1999. Excluding the additional tax provision on COLI and other one-time transactions, the effective tax rate for 2000 was 37.7%.

         Net income in 2000 was $166.3 million, compared with $187.8 million in 1999. Excluding one-time transactions in both years, net income was $179.7 million in 2000, compared with $184.3 million in 1999. Earnings per diluted share in 2000 were $1.66 per share, compared with $1.83 in 1999. Excluding one-time transactions in both years, earnings per diluted share were $1.80 in 2000, compared with $1.79 in 1999. The Company repurchased 7.1 million shares of its common stock during 2000, a significant portion of which (4.7 million shares) was repurchased late in the fourth quarter of 2000. At its February
2001 meeting, the Company's Board of Directors authorized the repurchase of up to an additional five million shares of common stock. The Company intends to at least repurchase shares equal to options granted each year through its stock option programs.

         Capital expenditures in 2000 were $117.1 million, compared with $135.7 million in 1999.

OPERATING SEGMENTS

Sonoco reports results in two segments, Industrial Packaging and Consumer Packaging. International results are reflected in the appropriate segment based on the products produced. Operating profit is defined as revenue less operating costs, with all corporate costs (excluding interest and income taxes) allocated to the two segments. For purposes of the Management's Discussion and Analysis, previously described one-time charges and gains are excluded from the segment tables and the discussions which follow.

         INDUSTRIAL PACKAGING SEGMENT - The Industrial Packaging segment represents approximately 54% of the Company's sales and includes the following products: high performance paper, plastic and composite engineered carriers; paperboard; wood, metal and composite reels for wire and cable packaging; fibre construction tubes and forms; and custom designed protective packaging.

         Sonoco's paper operations include the Company's 29 paper mills, 39 paper machines and 44 collection facilities around the world. Annually, the paper mills have capacity to produce approximately 1.6 million tons of cylinder board, of which Sonoco uses almost 80% internally. The Company also produces approximately 175,000 tons of corrugating medium exclusively for Georgia-Pacific under a cost plus fixed management fee arrangement.

         Results from continuing operations for this segment are presented below:

($ in millions)                2000             1999              % Change
---------------------------------------------------------------------------
Trade Sales                 $1,450.8          $1,371.9               5.7%
Operating Profit               213.7             188.7              13.3%
Capital Spending                67.4              81.1             (16.9)%
---------------------------------------------------------------------------

         Trade sales in the Industrial Packaging segment increased $78.9 million, or 5.7%, to $1.45 billion in 2000. Domestic sales were up $57 million, or 6.4%, and international sales were up $22 million, or 4.5%. Selling prices were increased in almost all operations, beginning in the third quarter of 1999 and throughout the first few months of 2000, to recover rising raw material costs. Higher year-over-year selling prices, amounting to approximately 7%, increased sales and operating profits by $96 million.

         Operating profits increased 13.3% to $213.7 million in 2000. Raw material costs, principally recovered paper, steadily increased during the first five months of 2000. In May, we began to experience a slowdown in the economy. As the economy slowed, recovered paper costs in the United States weakened in line with falling volumes. At December 31, 2000, recovered paper costs were down almost $30/ton, or 30% below December 1999 levels. Europe and Asia experienced a similar trend with recovered paper although the timing was somewhat behind that of the United States. In the fourth quarter and into January 2001, recovered paper costs stabilized around $65/ton domestically but are continuing to drop in Europe. In spite of all the ups and


                                    [GRAPH]

                              Identifiable Assets,
                               Industrial Segment
                                ($ in billions)

MANAGEMENT'S DISCUSSION|AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)


downs in recovered paper, the Industrial Packaging segment's operating profits benefited approximately $38 million from higher selling prices relative to material costs for the year.

         Unit volumes in the Industrial Packaging segment increased in the first half of 2000. As the economy slowed in the second half of the year, so did unit volume. For the year, the segment's unit volume was flat with 1999. The impact of an unfavorable mix of products sold and higher energy costs was offset by productivity improvements in this segment of $20 million.

         Capital spending was $67.4 million in 2000, compared with $81.1 million in 1999. Depreciation, depletion and amortization expense was $92.8 million in 2000, compared with $91.2 million in 1999. Capital projects included the rebuilding of several paper mills in the United States, Canada and France; expansion of industrial product plants in the United States and Spain; the completion of the new industrial product plant in Poland; and construction of a paper mill in Greece with our joint venture partner.

RESTRUCTURING ACTIVITIES - INDUSTRIAL PACKAGING SEGMENT

During 2000, two engineered carrier plants were closed in contemplation of the Company's larger consolidation and restructuring program announced January 30, 2001. In addition to the reduction in force, further plant closings in this segment during 2001 will include two engineered carrier operations in the United States, two in Europe, and one in Asia. Paper operations in Canada and Mexico will also be affected. Estimated costs from these actions during the first quarter of 2001 will be approximately $10 to $15 million.

         CONSUMER PACKAGING SEGMENT - The Consumer Packaging segment represents approximately 46% of the Company's sales and includes the following products and services: round and shaped composite cans, printed flexible packaging, high-density film products, specialty packaging and packaging services.

         Results from continuing operations for this segment are presented below:

  ($ in millions)             2000            1999        % Change
--------------------------------------------------------------------
Trade Sales                 $1,260.7        $1,166.1          8.1%
Operating Profit               118.2           144.5        (18.2)%
Capital Spending                49.7            54.6         (9.0)%
--------------------------------------------------------------------

         Trade sales in the Consumer Packaging segment increased $94.6 million to $1.26 billion in 2000 from $1.17 billion in 1999. Domestic sales were $1.02 billion, up 3%, and international sales were $.24 billion, up 35% from 1999. Operating profit of $118.2 million was 18.2% behind 1999's $144.5 million.

         Acquisitions made in 2000 and during the third quarter of 1999, net of dispositions, increased sales by $97 million. These acquisitions included three composite can plants and six printed flexible packaging plants. Sales prices were increased to pass through higher raw material costs, principally paper and resins, increasing sales and profits by approximately $28 million. Unit volume in the Consumer Packaging segment was impacted by the slowing economy and operational issues in certain composite can and flexible packaging operations. Composite can volume, excluding the impact of acquisitions, was below last year's level. We continued to see significant progress being made in the supply chain management of many major manufacturers of consumer products. This lowered the overall volume of products they required as they continued to lower inventories throughout the year. In addition, several of the major consumer products companies have undergone reorganization and management changes in 2000 similar to Sonoco, which resulted in disruption to their business and, accordingly, Sonoco's.

         The flexible packaging operation, coupled with the 1999 acquisition of Graphic Packaging, experienced good volume growth during 2000. Additional contracts were awarded the flexible packaging operation during 2000 that will benefit 2001 and 2002 operations. Operating problems at two of the flexible packaging plants lowered overall profitability for this business. Additional restructuring is also planned in 2001 for the flexible packaging operation. The bag and film products operation's sales and profits were below 1999. Lower unit volume and an inability to fully recover resin increases were the key drivers. As a result, we began to purchase some of our resin requirements from suppliers in Asia, which lowered overall cost. Nonetheless, we continue to actively examine several viable options for this operation.

                                    [GRAPH]

                              Identifiable Assets,
                                Consumer Segment
                                ($ in billions)

         Productivity improvements totaling $10.5 million in this segment helped to offset inflationary increases and higher energy costs.

         Sonoco continued to grow its consumer services business during 2000 by signing a new five-year contract with Gillette to operate both their United States and European packaging centers for razors and blades. This contract was incremental to the already existing contract with Gillette in the United States.

         Capital spending in the consumer segment was $49.7 million in 2000, compared with $54.6 million in 1999. Depreciation, depletion and amortization expense in this segment was $58.0 million in 2000, compared with $54.6 million in 1999. Spending included: expansions of composite can facilities in Brazil, Mexico, the United Kingdom and the United States; printed flexible expansion in Canada; and numerous productivity enhancement projects.

RESTRUCTURING ACTIVITIES - CONSUMER PACKAGING SEGMENT

During 2000, a composite can line in Europe was eliminated. Restructuring activities planned for 2001 in this segment include a reduction in force, the closing of three composite can operations and one flexible packaging operation, and consolidation activities in all major businesses to improve workflow and operating efficiency. Estimated cost of these restructuring activities in 2001 will be $20 to $25 million.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The Company continues to maintain its strong balance sheet, cash flows and financial position. At December 31, 2000, the Company's long-term debt was rated "A" by Standard & Poor's (S&P) and "A2" by Moody's. Commercial paper was rated "A1" and "P1" by S&P and Moody's, respectively.

         Cash flows from operations provided $362.5 million in 2000, compared to $238.3 million in 1999. This increase in operating cash flow over 1999 was achieved through the Company's efforts to reduce working capital and maximize cash flow. Cash flows from operations after subtracting capital spending were $245.3 million in 2000. These funds were used to return value to shareholders through stock repurchases of $138 million and through the payment of $78.7 million of dividends. The Company was able to reduce debt by $46.5 million with the remaining cash flow and with proceeds from the sale of the Company's container seal business in the United Kingdom.

         Current assets decreased $27.3 million in 2000 to $695.8 million primarily due to lower working capital. Current assets increased $61.7 million in 1999 to $723.1 million due to higher working capital levels. The current ratio was 1.6 at the end of 2000, compared with 1.7 and 1.5 at the end of 1999 and 1998, respectively.

         Debt decreased $46.5 million to $857.6 million at December 31, 2000 from, $904.1 million at December 31, 1999. In April 2000, $75 million of 5.49% bonds matured. The Company issued commercial paper to repay the bonds and maintain our fixed to floating rate debt in the desired range (around 50%/50%). Debt proceeds in 1999, combined with free cash flow, were used to fund acquisitions and additional contributions to joint ventures totaling $210 million. During the fourth quarter of 1999, the Company replaced $150 million of its variable-rate debt with a five-year 7% bond. Proceeds from the sale of assets during 1998 of $296.8 million were used to repurchase stock amounting to $169.1 million, to fund acquisitions totaling $74.9 million and to repay debt.

         Interest expense was $59.6 million in 2000, compared with $52.5 million in 1999 and $54.8 million in 1998. Almost $3 million of the increase from 1999 was due to an increase in average commercial paper interest rates by 1%. Another $3 million increase was due to increased average debt levels in 2000 resulting from acquisitions in late 1999. The remaining increase was due to our policy to borrow locally in countries with devaluing currencies. The local borrowing serves as a natural hedge of local monetary assets but may carry high interest costs. At the beginning of the second quarter of 1998, Sonoco repurchased $58.7 million of 9.2% bonds, which were due August 1, 2021. The repurchase lowered interest expense for a portion of 1998 and approximately $2.3 million for all of 1999. Excluding one-time transactions, earnings before interest and taxes were
5.6 times interest expense in 2000, compared with 6.4 times and 6.0 times in 1999 and 1998, respectively. Earnings before interest, taxes, depreciation, depletion and amortization expense were 8.1 times interest in 2000, 9.1 times in 1999 and 8.7 times in 1998. The Company's debt

                                     [GRAPH]

                                   TOTAL DEBT
                                ($ IN MILLIONS)
                           Total debt decreased $46.5
                         million in 2000 reflecting the
                         Company's use of a portion of
                               its free cash flow

MANAGEMENT'S DISCUSSION|AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)


to total capital ratio was 48.5% at December 31, 2000, compared with 47.5% and 46.7% at the end of 1999 and 1998, respectively. Return on total equity was 19.1% in 2000, compared with 21.9% in 1999 and 22.1% in 1998. Excluding one-time transactions, the return on total equity was 20.7% in 2000, 21.5% in 1999, and 22% in 1998.

         The Company has authorized a $450 million commercial paper program and has fully committed bank lines of credit supporting the program. These lines expire in 2001. The credit agreement provides that the Company may extend any borrowing under the facility into 2002 under a term-out option. As of December 31, 2000, the Company had registered for sale $100 million of debt securities under a shelf registration with the Securities and Exchange Commission. This shelf registration was reduced from $250 million during 1999 when the Company issued its five-year 7% bonds.

         Shareholders' equity decreased $99.7 million from December 31, 1999, to $801.5 million at December 31, 2000. The change resulted from net income of $166.3 million reduced by the repurchase of 7.1 million shares of common stock for $138 million, dividends of $78.7 million and foreign currency translation of $49.9 million. Shareholders' equity increased $79.6 million from December 31, 1998, to $901.2 million at December 31, 1999. The increase resulted from net income of $187.8 million reduced by the payment of $76.4 million for dividends and the repurchase of approximately 0.6 million shares of common stock totaling $13 million during 1999.

                                    [GRAPH]

                        DEBT TO TOTAL CAPITAL RATIO (%)

         Although the ultimate determination of whether to pay dividends is within the sole discretion of the Board of Directors, the Company plans to increase dividends as earnings grow. Dividends per common share were $.79 in 2000, $.75 in 1999 and $.704 in 1998. On June 10, 1998, a 10% stock dividend was paid to common shareholders.

                                    [GRAPH]

                              NET WORKING CAPITAL
                                ($ IN MILLIONS)

RISK MANAGEMENT

As a result of operating globally, the Company is exposed to market risk from changes in foreign exchange rate fluctuations. The exposure is well diversified as our facilities are spread throughout the world, and we generally sell in the same country where we produce. The Company monitors these exposures and may use traditional currency swaps and forward foreign exchange contracts to hedge a portion of the net investment in foreign subsidiaries, foreign currency assets and liabilities, or forecasted transactions denominated in foreign currencies.

         The Company is exposed to interest rate fluctuations as a result of using debt as a source of financing its operations. When necessary, the Company will use traditional, unleveraged interest rate swaps to manage its mix of fixed and variable rate debt to ensure that exposure to interest rate movements is maintained within established ranges.

         The Company is a purchaser of commodities such as recovered paper, resins and energy. In general, the Company does not engage in material hedging of commodity prices due to a high correlation between the commodity cost and the ultimate selling price of its products. These commodities are generally purchased at market or fixed prices that are established with the vendor as part of the purchase process for quantities expected to be consumed in the ordinary course of business. On occasion, where the correlation between selling price and commodity price is less direct, the Company may enter into commodity futures or swaps to reduce the effect of price fluctuations.

         The use of financial instruments to hedge foreign exchange, interest rate and commodity price risk was not material to the financial statements as a whole as of December 31, 2000, 1999 or 1998.

         Except for the impact on raw material prices, inflation did not have a material effect on the Company's operations in 2000, 1999 or 1998.

         The Company is subject to various federal, state and local environmental laws and regulations concerning, among other matters, wastewater effluent and air emissions. Compliance costs have not been significant due to the nature of the materials and processes used in manufacturing operations. Such laws also make generators of hazardous wastes, and their legal successors, financially responsible for the cleanup of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites located primarily in the northeastern United States and owned by third parties. These sites are believed to represent the Company's largest potential environmental liabilities. The Company has accrued approximately $4 million at December 31, 2000, with respect to these sites. Further details are provided in the Notes to the Consolidated Financial Statements.

         The Company's main plant and corporate offices are located in Hartsville, S.C. There are 122 owned and 106 leased facilities used by operations in the Industrial Packaging segment and 30 owned and 37 leased facilities used by operations in the Consumer Packaging segment. Europe, the largest foreign geographic location, has 41 manufacturing locations. The Company believes that its properties are suitable and adequate for current needs and that the total productive capacity is adequately utilized.

RECENT ACCOUNTING PRONOUNCEMENTS

As of January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) as amended by FAS 137 and FAS 138. The standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement. Management has calculated the effect of adoption of FAS 133 on the derivatives held at December 31, 2000, and determined that the effect of adopting this standard is not material.

RESULTS OF OPERATIONS
1999 VERSUS 1998

For purposes of the discussions that follow, comparative figures exclude from actual results the net gains on the sales of divested businesses and results from operations that were divested, contributed to joint ventures or are no longer consolidated. The 1998 comparative figures also exclude the extraordinary loss from the early extinguishment of debt and one-time charges related to plant closings and workforce reductions.

         On a comparative basis, consolidated net sales increased $174.3 million, or 7.4%, to $2.54 billion from $2.36 billion in 1998. Domestic sales in 1999 were $1.87 billion, up 4%, and international sales were $.67 billion, up 18.1%. The components of the sales change were:

($ in millions)
-----------------------------------------
Volume/Mix                          $139
Acquisitions                          72
Price                                 (8)
Exchange rates                       (29)
-----------------------------------------
Total sales increase                $174
-----------------------------------------

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

         Gross profit as a percentage of sales was 23.3% in 1999, compared with 23.1% in 1998.

         As a percentage of sales, selling, general and administrative expenses were 10.2% in 1999 and 10.5% in 1998. The reduction was due in part to the Company's having completed the implementation of financial and human resource systems and the centralization of the order fulfillment center and purchasing and logistics operations.

         Investment returns achieved over the last few years have resulted in net pension income of $2.7 million and $2.3 million in 1999 and 1998, respectively. Total fixed costs were also lowered approximately $2 million from plan design changes implemented in the fourth quarter of 1999 in the Company's retiree health plan.

MANAGEMENT'S DISCUSSION|AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

         Research and development costs charged to expense were $12 million in 1999, compared with $13.5 million in 1998. Significant projects in our industrial segment included the global production of engineered carriers for elastometric yarns, enhanced engineered carriers for winding printing grade paper and reusable engineered carriers for sophisticated films. Significant projects in our Consumer Packaging segment included new snack product composite cans in Europe, North America and Asia, as well as a powdered milk product composite can.

         The effective tax rate for 1999 was 37.5%, compared with 38.5% in 1998. The lower tax rate in 1999 was the result of reduced state taxes and the ability to utilize net operating loss carryforwards in certain countries.

         Comparative net income in 1999 increased $5.4 million, or 3%, to $184.3 million from $178.9 million in 1998, while earnings per diluted share for 1999 increased 4.5% to $1.79 from $1.72 in 1998. Earnings per share in 1999 benefited from lower average shares outstanding during the year. This was primarily the result of the repurchase of five million shares of common stock throughout 1998. During the fourth quarter of 1999, the Company also repurchased approximately 590,000 shares of common stock.

         Capital expenditures in 1999 were $135.7 million, compared with $198.9 million in 1998. Capital spending was increased from 1996 through 1998 as part of a focus on accelerating internal growth. The decrease in 1999 marked a return to more typical spending levels.

         In 1999, acquisition spending totaled $184.4 million, and investments in joint venture or affiliated companies totaled $25.6 million in cash and $9 million in contributed assets. Acquisitions in the Industrial Packaging segment included Wood Composite Technology, a manufacturer of reels, and engineered carrier operations in Brazil and Taiwan. Acquisitions in the Consumer Packaging segment included two composite can plants of Crown Cork & Seal, Inc., and the flexible packaging division of Graphic Packaging Corporation, which includes six manufacturing plants producing printed flexibles in the United States and Canada.

         INDUSTRIAL PACKAGING SEGMENT - Results from continuing operations for this segment are presented below:

($ in millions)            1999           1998           % Change
--------------------------------------------------------------------
Trade Sales             $1,371.9        $1,309.1            4.8%
Operating Profit           188.7           193.2           (2.3)%
Capital Spending            81.1           143.9          (43.6)%
--------------------------------------------------------------------

         Trade sales in the Industrial Packaging segment increased $62.8 million, or 4.8%, to $1.37 billion in 1999. Domestic sales in 1999 were $.88 billion, up 2.1%, and international sales were $.49 billion, up 10%. Acquisitions increased sales in this segment by $21 million in 1999.

         Direct and indirect effects of depressed Asian economies impacted volume in engineered carriers in the first quarter of 1999. Each succeeding quarter's volume improved, culminating with record growth in the fourth quarter. New plants were opened in Turkey and Poland. Custom designed interior packaging volume grew 16% in 1999 as penetration of this product to appliance manufacturers continued to increase. A new plant was opened to supply the appliance industry in Mexico. Protective reels added a composite reel to its product offering and benefited from growth in the cable industry. Also during 1999, the Company completed a major renovation of its Richmond, Va., paper mill.

         Selling prices were lower year-over-year for most products, but price increases implemented in the second half of 1999 resulted in higher selling prices in the fourth quarter.

         The cost of recovered paper, a primary raw material in our paperboard operations, increased during the year. Selling price increases were announced in the third quarter to recover this cost. The lag between the cost increase and recovery through selling price increases resulted in a negative price/cost position of approximately $21 million for the year. The North American engineered carrier and paperboard selling price realization was, by the end of the fourth quarter, sufficient to cover the ongoing cost increase. In other countries, selling price increases were implemented after, and by the end of 1999, had not fully covered the ongoing recovered paper cost increase.

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

         Capital spending was $81.1 million in 1999, compared with $143.9 million in 1998. Depreciation, depletion and amortization expense was $91.2 million in 1999, compared with $98.3 million in 1998. Capital projects included: a new custom designed interior packaging plant in Mexico; rebuild of a paper mill in Mexico; new plants in Brazil, Poland and Turkey; plant and paper mill expansions; and completion of the engineered carrier order fulfillment center.

         CONSUMER PACKAGING SEGMENT - Results from continuing operations for this segment are presented below:

($ in millions)                 1999               1998             % Change
----------------------------------------------------------------------------
Trade Sales                   $1,166.1          $1,054.7              10.6%
Operating Profit                 144.5             130.9              10.4%
Capital Spending                  54.6              55.0               (.7)%
----------------------------------------------------------------------------

         Trade sales in the Consumer Packaging segment increased $111.5 million to $1.17 billion in 1999 from $1.05 billion in 1998. Domestic sales were $.99 billion, up 5.7%, and international sales were $.18 billion, up 49.4%. Acquisitions, including two composite can plants and six printed flexibles plants, increased sales by $51 million for the year (primarily in the fourth quarter). Composite can unit volume increased in all geographies. North American unit volume was up 2.2%, while Europe grew 35%. Cans for snacks, nuts, powdered infant formula and caulk continued to grow, while frozen concentrate declined. Global expansion continued with composite can start-ups in Malaysia and Mexico in 1999 and a start up in Brazil in 2000. Volume in printed flexibles grew approximately 5% organically and by acquisition. The acquisition enhanced the Company's capabilities in flexographic printing. Bag and film products increased unit volume by 3.5%. A new self-opening produce bag, continued growth of agricultural film and increased volume in convenience store bags complemented the mainstay grocery and retail bag operations.

         Selling prices declined less than 1% in this segment due to competitive factors. The bag and film operations accounted for most of the decline. Bag and film operations experienced resin cost increases of 57% during the year, creating a negative price/cost position of $4 million for the year. In this segment, contribution from increased volume and productivity improvements lessened the profit shortfall for the year.

         Higher volumes in composite cans, productivity gains and reduced fixed costs from plant consolidations in 1998 led to strong operating earnings growth. European composite can operations grew sales by 23% in 1999 and achieved significant improvement in profitability from that volume.

         Higher volumes and $35 million of sales from acquisitions resulted in record sales in printed flexibles in 1999. Operating profit increased 10.4% to $144.5 million from the $130.9 million in 1998. Operating profit as a percent of sales was 12.4% in both 1999 and 1998.

         Capital spending was $54.6 million in 1999, compared with $55 million in 1998. Spending included composite can expansion in Mexico and the United Kingdom, the United States rollout of the ring pull Mirastrip(R) for concentrate cans, expansion of agricultural film lines and numerous productivity improvement projects. Depreciation, depletion and amortization expense in this segment was $54.6 million in 1999, compared with $47.3 million in 1998.

FORWARD-LOOKING STATEMENTS

Statements included in Management's Discussion and Analysis of Operations and Financial Condition, and elsewhere in this report, that are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding offsetting high raw material costs, adequacy of income tax provision, refinancing of debt, adequacy of cash flows, and financial strategies and the results that are expected from them. Such forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. Such risks and uncertainties include, without limitation: availability and pricing of raw materials; success of new product development and introduction; ability to maintain or increase productivity levels; international, national and local economic and market conditions; ability to maintain market share; pricing pressures and demand for products; continued strength of our paperboard-based engineered carrier and composite can operations; currency stability and the rate of growth in foreign markets; and actions of government agencies.

CONSOLIDATED|BALANCE SHEETS (DOLLARS AND SHARES IN THOUSANDS)
                                        Sonoco Products Company and Subsidiaries

Years ended December 31                                                                      2000                1999
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                              $   35,219          $   36,515
   Trade accounts receivable, net of allowances of $5,714
     in 2000 and $6,969 in 1999                                                              329,467             346,845
   Other receivables                                                                          26,875              28,847
   Inventories
     Finished and in process                                                                 108,887              94,133
     Materials and supplies                                                                  158,717             154,231
   Prepaid expenses                                                                           28,206              57,362
   Deferred income taxes                                                                       8,422               5,148
------------------------------------------------------------------------------------------------------------------------
                                                                                             695,793             723,081

PROPERTY, PLANT AND EQUIPMENT, NET                                                           973,470           1,032,503
Cost in Excess of Fair Value of Assets Purchased, Net                                        236,733             254,580
Other Assets                                                                                 306,615             286,856
------------------------------------------------------------------------------------------------------------------------
                                                                                          $2,212,611          $2,297,020
------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Payable to suppliers                                                                   $  227,408          $  192,859
   Accrued expenses and other                                                                121,655             116,652
   Accrued wages and other compensation                                                       24,196              22,523
   Notes payable and current portion of long-term debt                                        45,556              84,597
   Taxes on income                                                                            18,265
------------------------------------------------------------------------------------------------------------------------
                                                                                             437,080             416,631

LONG-TERM DEBT                                                                               812,085             819,540
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                                                   27,611              36,278
DEFERRED INCOME TAXES AND OTHER                                                              134,364             123,351
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
   Serial preferred stock, no par value
     Authorized 30,000 shares
     0 shares issued and outstanding as of December 31, 2000 and 1999
   Common shares, no par value
     Authorized 300,000 shares

  95,006 and 101,448 shares outstanding of which 94,681 and 101,134
     are issued as of December 31, 2000 and 1999, respectively                                 7,175               7,175
Capital in excess of stated value                                                            289,657             427,591
Accumulated other comprehensive loss                                                        (172,403)           (123,008)
Retained earnings                                                                            677,042             589,462
------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                   801,471             901,220
------------------------------------------------------------------------------------------------------------------------
                                                                                          $2,212,611          $2,297,020
========================================================================================================================

The Notes beginning on page 38 are an integral part of these financial statements.

CONSOLIDATED|STATEMENTS OF OPERATIONS (DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE DATA)
                                        Sonoco Products Company and Subsidiaries

Years ended December 31                                       2000               1999                1998
-------------------------------------------------------------------------------------------------------------
Net sales                                                 $ 2,711,493         $ 2,546,734         $ 2,557,917
Cost of sales                                               2,107,395           1,953,605           1,968,200
Selling, general and administrative expenses                  272,150             259,917             301,610
Other (income) expense, net(*)                                  5,543              (3,500)           (100,354)
-------------------------------------------------------------------------------------------------------------
Income before interest and taxes                              326,405             336,712             388,461
Interest expense                                               59,604              52,466              54,779
Interest income                                                (3,794)             (5,314)             (5,916)
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                    270,595             289,560             339,598
Provision for income taxes                                    111,999             108,585             153,989
-------------------------------------------------------------------------------------------------------------
Income before equity in earnings of affiliates/
  minority interest in subsidiaries                           158,596             180,975             185,609
Equity in earnings of affiliates/minority interest
  in subsidiaries                                               7,702               6,830               6,387
-------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                              166,298             187,805             191,996
Extraordinary loss, net of income tax benefit                                                         (11,753)
-------------------------------------------------------------------------------------------------------------
Net income                                                $   166,298         $   187,805         $   180,243
-------------------------------------------------------------------------------------------------------------
Average common shares outstanding:
  Basic                                                        99,725             101,886             102,632
  Assuming exercise of options                                    175                 894               1,643
-------------------------------------------------------------------------------------------------------------
  Diluted                                                      99,900             102,780             104,275
-------------------------------------------------------------------------------------------------------------
Per common share
Basic
  Income before extraordinary loss                        $      1.67         $      1.84         $      1.87
  Extraordinary loss, net of income tax benefit                                                          (.11)
-------------------------------------------------------------------------------------------------------------
  Net income                                              $      1.67         $      1.84         $      1.76
-------------------------------------------------------------------------------------------------------------
Diluted
  Income before extraordinary loss                        $      1.66         $      1.83         $      1.84
  Extraordinary loss, net of income tax benefit                                                          (.11)
-------------------------------------------------------------------------------------------------------------
  Net income                                              $      1.66         $      1.83         $      1.73
-------------------------------------------------------------------------------------------------------------
Cash dividends-common                                     $       .79         $       .75         $      .704
=============================================================================================================

(*) Includes restructuring costs and executive severance charges in 2000 and the net gains on the sales of divested businesses in 2000, 1999 and 1998.

The Notes beginning on page 38 are an integral part of these financial statements.

CONSOLIDATED|STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE DATA)
                                        Sonoco Products Company and Subsidiaries

                                                                                                       Accumulated
                                                         Common Shares                Capital in          Other
                                  Comprehensive   ---------------------------         Excess of       Comprehensive        Retained
                                  Income (Loss)   Outstanding         Amount         Stated Value          Loss            Earnings
-----------------------------------------------------------------------------------------------------------------------------------
January 1, 1998                                      105,417         $  7,175          $198,271          $(91,420)         $734,793
Net income                           $180,243                                                                               180,243
   Other comprehensive loss,
     net of tax:
     Translation loss                  (1,821)
     Minimum pension
        liability adjustment           (1,898)
                                     --------
   Other comprehensive loss            (3,719)                                                             (3,719)
                                     --------
Comprehensive income                 $176,524
                                     ========
Cash dividends:
   Common, $0.704 per share                                                                                                 (72,028)
10% common stock dividend                                                               364,917                            (364,917)
Issuance of shares under:
   Stock option plan                                   1,378                             25,067
   Employee stock
     ownership plan                                       68                              2,362
Shares repurchased                                    (5,180)                          (169,080)
Other                                                                                     9,928
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                    101,683            7,175           431,465           (95,139)          478,091
Net income                            187,805                                                                               187,805
   Other comprehensive loss,
     net of tax:
     Translation loss                 (30,654)
     Minimum pension
        liability adjustment            2,785
                                     --------
   Other comprehensive loss           (27,869)                                                            (27,869)
                                     --------
Comprehensive income                 $159,936
                                     ========
Cash dividends:
   Common, $0.75 per share                                                                                                  (76,434)
Issuance of shares under:
   Stock option plan                                     363                              5,387
Shares repurchased                                      (598)                           (13,045)
Other                                                                                     3,784
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                                    101,448            7,175           427,591          (123,008)          589,462
Net income                            166,298                                                                               166,298
   Other comprehensive loss,
     net of tax:
     Translation loss                 (49,933)
     Minimum pension
        liability adjustment              538
                                     --------
   Other comprehensive loss           (49,395)                                                            (49,395)
                                     --------
Comprehensive income                 $116,903
                                     ========
Cash dividends:
   Common, $0.79 per share                                                                                                  (78,718)
Issuance of shares under:
   Stock option plan                                     366                              4,932
Shares repurchased                                    (7,133)                          (138,012)
Other                                                    325                             (4,854)
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                     95,006         $  7,175          $289,657          $(172,403)        $677,042
===================================================================================================================================

The Notes beginning on page 38 are an integral part of these financial statements.

CONSOLIDATED|STATEMENTS OF CASH FLOWS (DOLLARS AND SHARES IN THOUSANDS)
                                        Sonoco Products Company and Subsidiaries


Years ended December 31                                                    2000              1999              1998
----------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net income                                                               $ 166,298         $ 187,805         $ 180,243
Adjustments to reconcile net income to net cash
   provided by operating activities
     Extraordinary loss on debt retirement                                                                      11,753
     Depreciation, depletion and amortization                              150,816           145,846           145,669
     Equity in earnings of affiliates/minority interest
        in subsidiaries                                                     (7,702)           (6,830)           (6,387)
     Cash dividends from affiliated companies                                5,017             7,447            10,284
     Loss (gain) on disposition of assets                                    4,989              (188)            6,168
     Gain on assets held for sale                                           (5,277)           (3,500)         (100,354)
     Deferred taxes                                                         20,182            18,060            71,613
     Changes in assets and liabilities, net of effects from
        acquisitions, dispositions, assets held for sale and
        foreign currency adjustments
          Receivables                                                        3,960           (46,577)            3,637
          Inventories                                                      (24,413)          (15,283)           (2,321)
          Prepaid expenses                                                  28,621           (28,177)           (3,597)
          Payables and taxes                                                74,025           (10,183)          (33,748)
          Other assets and liabilities                                     (54,066)          (10,162)          (66,491)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                  362,450           238,258           216,469
Cash Flows from Investing Activities
Purchase of property, plant and equipment                                 (117,151)         (135,728)         (198,880)
Cost of acquisitions, exclusive of cash                                     (5,670)         (184,399)          (74,911)
Proceeds from non-operating notes receivable                                                  34,000
Proceeds from the sale of assets                                            21,466            18,561           296,845
Investments in affiliates                                                                    (25,640)
Other                                                                                           (693)           (6,489)
----------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by investing activities                          (101,355)         (293,899)           16,565
Cash Flows from Financing Activities
Proceeds from issuance of debt                                              17,055           248,302           161,900
Principal repayment of debt                                               (128,182)         (192,136)         (248,811)
Net increase in commercial paper borrowings                                 74,700            61,800            54,000
Net (decrease) increase in bank overdrafts                                 (12,692)            1,752            11,374
Cash dividends - common                                                    (78,718)          (76,434)          (72,028)
Common shares acquired                                                    (138,012)          (13,045)         (169,080)
Common shares issued                                                         4,932             5,387            32,882
----------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                          (260,917)           35,626          (229,763)
Effects of Exchange Rate Changes on Cash                                    (1,474)             (719)              378
----------------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash and Cash Equivalents                            (1,296)          (20,734)            3,649
Cash and cash equivalents at beginning of year                              36,515            57,249            53,600
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $  35,219         $  36,515         $  57,249
----------------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Disclosures
   Interest paid                                                         $  59,029         $  51,145         $  55,084
   Income taxes paid                                                     $  83,464         $ 119,916         $  95,278
----------------------------------------------------------------------------------------------------------------------

Excluded from the Consolidated Statements of Cash Flows are the effects of certain non-cash activities. On June 10, 1998, the Company issued a 10% common stock dividend ($364,917 fair value). In December 1998, the Company received an obligation for $34,000 in conjunction with the sale of the intermediate bulk containers operation. Debt obligations assumed by the Company in conjunction with acquisitions were approximately $3,300 in 1999 and $6,400 in 1998.

Prior years' data have been reclassified to conform to the current year presentation.

The Notes beginning on page 38 are an integral part of these financial statements.

NOTES|TO CONSOLIDATED FINANCIAL STATEMENTS (DOLLARS IN THOUSANDS
EXCEPT PER SHARE DATA)

                                        Sonoco Products Company and Subsidiaries


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

         The Company records revenue when title passes to the customer. Shipping costs are deducted from net sales in the Consolidated Statements of Operations. Shipping costs amounted to $82,671 in 2000, $79,620 in 1999, and $73,055 in 1998. Handling costs are included in cost of sales.

2.       ACQUISITIONS/DISPOSITIONS

Sonoco completed two acquisitions during 2000 with an aggregate cost of approximately $5,700 in cash. Acquisitions included an Australian composite can business and a small graphics business in the United Kingdom. Both of these acquisitions were in the Company's Consumer Packaging segment. In December 2000, the Company completed the sale of its Capseals unit, makers of container seals, in the United Kingdom. Sales of divested businesses in 2000 resulted in the recognition of a net after-tax gain of $5,277.

         Sonoco completed several acquisitions during 1999, with an aggregate cost of approximately $184,400 in cash and the assumption of $3,300 in debt. Acquisitions in the Company's Industrial Packaging segment included engineered carrier operations in Brazil and Taiwan and Wood Composite Technology, a manufacturer of composite (i.e. wood and plastic) reels serving the wire and cable markets. The Company also completed two acquisitions in the Consumer Packaging segment during 1999. In August, Sonoco acquired the composite can assets of Crown Cork & Seal, Inc. In September, Sonoco acquired the flexible packaging division of Graphic Packaging Corporation. The Company sold its labels and label machinery operations in the United Kingdom and a label machinery operation in the United States resulting in the recognition of a $3,500 after-tax gain.

         Sonoco completed several acquisitions during 1998, with an aggregate cost of approximately $74,900 in cash and the assumption of $6,400 in debt. Acquisitions included the Burk family of companies, producers of injection and extruded plastics products with three manufacturing facilities in Germany, and the LaRochette group, consisting of four converting operations and a paper mill in France. The Company also acquired the remaining 50% share of its joint venture partner in Coretech-Sonoco, a manufacturer of engineered carriers, and Montreal Recycled Paperboard, a recycled paperboard manufacturer in Canada. In addition, the Company formed a joint venture with Texpack combining the paper cone operations of both companies to serve the textile industry. The Company owns 30% of the joint venture named Conitex-Sonoco, LLC. The Company also sold its North American labels operations and its industrial containers operations.

         In 1997, Sonoco completed acquisitions with an aggregate cost of approximately $17,600 in cash and the assumption of $9,900 in debt. Acquisitions included the Industrial Machine Company, a domestic producer of equipment and tooling primarily for the paper-converting and food-processing industries, and Corepak Ltd., an engineered carriers producer in England. Joint ventures were also formed in Brazil and Chile. The Company owns 51% of the Brazilian joint venture, Sonoco For-Plas, a major supplier of `peel off' metal ends and plastic components such as overcaps for cans. The Company also owns 51% of the Chilean joint venture, a manufacturer of engineered carriers and composite cans. Sonoco contributed its fibre partitions operation into a joint venture with Rock-Tenn Company called RTS Packaging, owned 35% by Sonoco. The Company also sold its screen print operations acquired in the 1993 acquisition of Engraph, Inc.

         In 1996, the Company completed acquisitions with an aggregate cost of approximately $94,200 in cash and the assumption of $11,600 in debt. Domestic acquisitions included a producer of moldwood plugs, Moldwood Products Company; a supplier of vapor barrier packaging materials, Hamilton Hybar, Inc.; a manufacturer of engineered carriers, Stonington Corporation; a niche producer of composite cans, Specialty Packaging; and two operations in the Company's wire and cable packaging operations. Significant international acquisitions for Sonoco were the Hongwen joint venture for paperboard production in China, the Indonesian joint venture for production of engineered carriers, and the purchase of two German paperboard can manufacturers.

         The Company has accounted for all of its acquisitions as purchases and, accordingly, has included their results of operations in consolidated net income from the date of acquisition. The pro forma impact of these acquisitions in each year was immaterial.

3.       RESTRUCTURING

Sonoco's Consolidated Statements of Operations include a pretax charge in 2000 of $5,226 ($3,240 after tax) for restructuring actions taken during the fourth quarter. The charge, included in "other (income) expense, net," consisted of termination benefits associated with four plant closings of $1,259 ($780 after tax) and asset impairment charges of $3,967 ($2,460 after tax). Approximately $1,100 remains accrued on the Consolidated Balance Sheets at December 31, 2000.

         As announced on January 30, 2001, additional restructuring will be implemented in the first quarter of 2001, with an expected global reduction of 235 salaried positions, including 169 in the United States. An additional 252 hourly positions are expected to be eliminated globally, including 126 in the United States. In addition to the headcount reductions, the Company will close a total of 10 plant locations, including five in the United States.

         Sonoco estimates that one-time charges related to the restructuring in the first quarter of 2001 will be approximately $30,000 to $40,000 before tax ($20,000 to $30,000 after tax).

4.       ASSETS HELD FOR SALE

In the first quarter of 1999, Sonoco completed the sale of its labels and label machinery operations in the United Kingdom and a label machinery operation in the United States. The completion of the sale of these operations resulted in the recognition of a $3,500 after-tax gain.

         In 1998, the Company sold its industrial containers operations, part of the Industrial Packaging segment, for cash proceeds of $218,400 resulting in a pretax gain of $119,552 ($55,252 after tax). Also in 1998, the Company sold its North American labels operations, part of the Consumer Packaging segment, for net cash proceeds of $87,700. A pretax charge of $19,198 ($13,698 after tax) was recognized in 1998 upon the completion of the sale in addition to a pretax charge of $226,358 ($174,500 after tax) recorded in the fourth quarter of 1997.

         The combined net sales of the above operations were $8,700 in 1999 and $140,000 in 1998. Combined operating (losses) profits were ($100) and $3,300 in 1999 and 1998, respectively.

5.       CASH AND CASH EQUIVALENTS

Cash equivalents are composed of highly liquid investments with an original maturity of three months or less and are recorded at market.

         At December 31, 2000 and 1999, outstanding checks of $20,780 and $32,601, respectively, were included in Payable to suppliers on the Consolidated Balance Sheets.

         At December 31, 2000 and 1999, $739 and $2,792, respectively, of cash and cash equivalents represented proceeds from the issuance of Industrial Revenue Bonds (IRBs) and were restricted to funding qualified expenditures as provided for by the bonds.

6.       INVENTORIES

Inventories are stated at the lower of cost or market. The last-in, first-out
(LIFO) method was used to determine costs of approximately 21% of total inventories in both 2000 and 1999. The remaining inventories are determined on the first-in, first-out (FIFO) method.

         If the FIFO method of accounting had been used for all inventories, the totals would have been higher by $9,447 in 2000 and $9,994 in 1999.

7.       PROPERTY, PLANT AND EQUIPMENT

Plant assets represent the original cost of land, buildings and equipment less depreciation computed under the straight-line method over the estimated useful life of the asset, and are reviewed for impairment whenever events indicate the carrying value may not be recoverable. Equipment lives range from 3 to 11 years, buildings from 20 to 30 years.

         Timber resources are stated at cost. Depletion is charged to operations based on the number of units of timber cut during the year.

         Depreciation and depletion expense amounted to $138,648 in 2000, $135,146 in 1999, and $136,170 in 1998.

         Details at December 31 are as follows:

                                              2000                1999
--------------------------------------------------------------------------------
Land                                      $    37,910         $    36,656
Timber resources                               34,780              34,022
Buildings                                     307,496             296,828
Machinery and equipment                     1,633,705           1,614,283
Construction in progress                       83,125             104,149
--------------------------------------------------------------------------------
                                            2,097,016           2,085,938
Accumulated depreciation
 and depletion                             (1,123,546)         (1,053,435)
--------------------------------------------------------------------------------
                                          $   973,470         $ 1,032,503
===============================================================================

         Estimated costs for completion of authorized capital additions under construction totaled approximately $71,500 at December 31, 2000.

         Certain operating properties and equipment are leased under non-cancelable operating leases. Total rental expense under operating leases was approximately $37,600 in 2000, $38,500 in 1999, and $36,000 in 1998. Future
minimum rentals under non-cancelable operating leases with terms of more than one year are as follows: 2001-$18,400, 2002-$13,900, 2003-$10,400, 2004-$9,300,
2005-$8,000, and 2006 and thereafter-$19,400.

8.       COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED

Goodwill arising from business acquisitions ($3,800 in 2000 and $110,000 in 1999) is amortized on a straight-line basis over periods ranging from 15 to 40 years. The Company evaluates, at each balance sheet date, the realizability of

NOTES|TO CONSOLIDATED FINANCIAL STATEMENTS (DOLLARS IN THOUSANDS
EXCEPT PER SHARE DATA)



goodwill for each operation having a goodwill balance. Amortization expense amounted to $12,168 in 2000, $10,700 in 1999, and $9,499 in 1998. Accumulated
amortization at December 31, 2000 and 1999 was $66,370 and $58,934, respectively.

9.       INVESTMENT IN LIFE INSURANCE

Corporate-owned life insurance (COLI) policies are used by the Company to aid in the financing of employee benefits and are recorded net of policy loans in Other Assets on the Consolidated Balance Sheets. The net pretax cost of COLI, including interest expense, was $1,615 in 2000, $2,392 in 1999, and $4,195 in 1998 and is included in selling, general and administrative expenses. The related interest expense was $10,058 in 2000, $17,108 in 1999, and $36,392 in 1998. Legislation was enacted in 1996 that began phasing out the tax deductibility of this interest. Accordingly, no deduction was taken in 2000 or in 1999 for interest on policy loans. See Note 15 for further details.

10.      DEBT

Debt at December 31 was as follows:

                                                     2000            1999
--------------------------------------------------------------------------------
Commercial paper, average rate of
 6.3% in 2000 and 5.2% in 1999                     $332,000        $257,300
7.0% debentures due November 2004                   149,935         149,905
6.75% debentures due November 2010                   99,861          99,847
5.875% debentures due November 2003                  99,807          99,740
5.49% debentures due April 2000                                      75,000
9.2% debentures due August 2021                      41,305          41,305
6.125% IRBs due June 2025                            34,556          34,533
6.0% IRBs due April 2026                             34,202          34,171
Foreign denominated debt, average rate
 of 10% in 2000 and 7.7% in 1999                     45,411          87,643
Other notes                                          20,564          24,693
--------------------------------------------------------------------------------
Total debt                                          857,641         904,137
Less current portion and
  short-term notes                                   45,556          84,597
--------------------------------------------------------------------------------
Long-term debt                                     $812,085        $819,540
================================================================================

         The Company has authorized a commercial paper program totaling $450,000 and has fully committed bank lines of credit supporting the program by a like amount. These bank lines expire in the year 2001 but may be extended into 2002 under a term-out option. It is management's intent to extend indefinitely the line of credit agreements supporting the commercial paper program. Accordingly, commercial paper borrowings are classified as long-term debt.

         Certain of the Company's debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires that net worth at the end of each fiscal quarter be greater than $750,000 increased by 50% of net income after March 31, 1998, and decreased by stock purchases after January 1, 1998.

         In addition to the committed availability under the commercial paper program, unused short-term lines of credit for general Company purposes at December 31, 2000, were approximately $120,571 with interest at mutually agreed-upon rates. As of December 31, 2000, the Company has registered debt securities of $100,000 under shelf registrations with the Securities and Exchange Commission after a reduction of $150,000 for the November 1999 bond issue.

         The approximate principal requirements of debt maturing in the next five years are: 2001-$45,556, 2002-$5,204, 2003-$103,426, 2004-$153,629, and
2005-$2,271.

11.      EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT

In 1998, the Company tendered for any and all of its 9.20% debentures due
August 1, 2021. The fixed spread offer to purchase the debentures resulted in an extraordinary charge against earnings in the second quarter of $11,753 (after a $7,514 income tax benefit), reflecting the tender of approximately $58,700 principal amount of the $100,000 issue.

12.      FINANCIAL INSTRUMENTS

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

                  December 31, 2000                 December 31, 1999
-------------------------------------------------------------------------------
             Carrying            Fair           Carrying            Fair
             Amount of         Value of         Amount of         Value of
             Liability         Liability        Liability         Liability
-------------------------------------------------------------------------------
Long-term
debt        $(812,085)        $(798,949)        $(819,540)        $(791,041)
===============================================================================

         As of January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities' (FAS 133) as amended by FAS 137 and FAS 138. The standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement or to be deferred in accumulated other comprehensive income in equity until the hedged item is recognized in results of operations. The Company has calculated the effect of adoption of FAS 133 on the derivatives held at adoption and determined that the effect is not material.

13.      STOCK PLANS

The Company has stock option plans under which common shares are reserved for sale to certain employees and non-employee directors. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant and expire 10 years after the date of grant. There were 4,800,258 shares reserved for future grants at December 31, 2000.

         On December 31, 2000 and 1999, the Company granted awards in the form of contingent share units to certain of its executives. The vesting of the awards, which can range from 171,000 to 684,000 shares, is tied to growth in earnings and improved capital effectiveness over a three-year period. None of the stock units will vest if the minimum objectives are not achieved.

         On December 31, 1998, the Company granted special one-time Centennial stock options of 100 shares to substantially all of its employees. These options are exercisable at the closing price of the shares on December 31, 1998, and expire after six years. A total of 1,209,800 options granted under the Centennial Share Program were outstanding at December 31, 2000.

         On September 2, 1997, one-time awards of contingent share units were granted to twenty-five of the Company's executives from shares allocated in the 1991 Key Employee Stock Plan. These awards, consisting of performance-based restricted shares of common stock, were granted to provide corporate and business unit managers with an additional compensation opportunity that is realized only if targeted creation of shareholder value is achieved. The vesting of the awards, which can range from 175,300 to 701,200 shares, is tied to growth in share price over the four-year period ending September 1, 2001. None of the stock units will vest if the minimum share price growth objective is not achieved. Since 1994, the Company has granted one-time awards of contingent shares to certain of the Company's executives. These awards vest over a five-year period with one-third vesting on the third, fourth and fifth anniversaries of the grant. An executive must be actively employed by the Company on the vesting date in order for shares to be issued. Once vested, these awards do not expire. As of December 31, 2000, a total of 486,083 contingent shares granted under this plan remain outstanding, 324,942 of which are vested.

         A summary of the status of the Company's stock option plans is presented below:

                                                                    Weighted-
                                                     Option          Average
                                                     Shares          Price
-------------------------------------------------------------------------------
1998
Outstanding at beginning of year                   7,044,943       $  19.98
 Granted                                           2,925,366       $  31.52
 Exercised                                        (1,397,427)      $  20.91
 Canceled                                            (23,605)      $  28.25
Outstanding at end of year                         8,549,277       $  24.17
Options exercisable at end of year                 5,623,911       $  20.38
-------------------------------------------------------------------------------
1999
 Granted                                           1,341,031       $  28.00
 Exercised                                          (395,298)      $  15.98
 Canceled                                            (79,729)      $  29.45
Outstanding at end of year                         9,415,281       $  25.01
Options exercisable at end of year                 6,568,490       $  23.33
-------------------------------------------------------------------------------
2000
 Granted                                           1,559,324       $  19.70
 Exercised                                          (441,679)      $  19.42
 Canceled                                           (577,083)      $  27.16
Outstanding at end of year                         9,955,843       $  24.31
Options exercisable at end of year                 8,408,319       $  25.15
===============================================================================

         The weighted-average fair value of options granted was $4.77, $5.75, and $6.30 in 2000, 1999 and 1998, respectively.

         The following tables summarize information about stock options outstanding and stock options exercisable at December 31, 2000:

                                        Options Outstanding
                          ------------------------------------------------
                                           Weighted-
                             Number         Average         Weighted-
Range of                  Outstanding      Remaining         Average
Exercise Prices           at 12/31/00   Contractual Life  Exercise Price
--------------------------------------------------------------------------
$10.49-$19.75              3,000,114       5.9 years          $18.31
$20.75-$26.81              3,226,473       4.6 years          $23.21
$28.00-$37.10              3,729,256       6.4 years          $30.47
                           ---------
$10.49-$37.10              9,955,843       5.7 years          $24.31
==========================================================================

                                     Options Exercisable
                          ------------------------------------------------
                             Number                         Weighted-
Range of                  Outstanding                        Average
Exercise Prices           at 12/31/00                     Exercise Price
--------------------------------------------------------------------------
$10.49-$19.75              1,481,021                          $16.90
$20.75-$26.81              3,198,042                          $23.23
$28.00-$37.10              3,729,256                          $30.47
                           ---------
$10.49-$37.10              8,408,319                          $25.15
==========================================================================

         As permitted by Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' (FAS 123), the Company has chosen to apply APB Opinion No. 25, 'Accounting for Stock Issued to Employees', and related interpretations in accounting for its plans. Had compensation cost for the Company's

NOTES|TO CONSOLIDATED FINANCIAL STATEMENTS (DOLLARS IN THOUSANDS
EXCEPT PER SHARE DATA)



plans been determined consistent with the fair market value provisions of FAS 123, the Company's net income and net income per common share, on a diluted basis, would have been reduced to the pro forma amounts indicated below:

                                          2000              1999               1998
---------------------------------------------------------------------------------------
Net income-as reported                $   166,298        $   187,805        $   180,243
Net income-pro forma                      159,302            180,323            174,182
Earnings per share-as reported               1.66               1.83               1.73
Earnings per share-pro forma                 1.59               1.75               1.67
=======================================================================================

         The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                       2000          1999         1998
-------------------------------------------------------------------------------
Expected dividend yield                 2.5%         2.4%         2.3%
Expected stock price volatility        21.0%        20.3%        20.0%
Risk-free interest rate                 6.6%         4.8%         5.4%
Expected life of options            5 years      5 years      5 years
-------------------------------------------------------------------------------

14.      EMPLOYEE BENEFIT PLANS

The Company provides non-contributory defined benefit pension plans for substantially all its United States employees, as well as postretirement healthcare and life insurance benefits to the majority of its retirees, and their eligible dependents, in the United States and Canada. The Company also sponsors contributory pension plans covering the majority of the employees in the United Kingdom and Canada.

         The components of net periodic benefit cost includes the following:


                                     2000             1999             1998
------------------------------------------------------------------------------
Retirement Plans
Service cost                       $ 13,713         $ 16,897         $ 15,218
Interest cost                        42,315           39,565           39,467
Expected return on
  plan assets                       (69,361)         (61,257)         (57,715)
Amortization of net
  transition asset                     (384)            (444)            (458)
Amortization of prior
  service cost                        1,635            2,044            1,643
Amortization of net
  actuarial (gain) loss              (3,335)             461              423
Special termination
  benefit cost                          979
Effect of curtailment                   348                              (870)
------------------------------------------------------------------------------
Net periodic benefit income        $(14,090)         $(2,734)         $(2,292)
==============================================================================

                                           2000             1999            1998
---------------------------------------------------------------------------------
Retiree Health and
 Life Insurance Plans
Service cost                              $ 2,928         $ 3,775         $ 2,894
Interest cost                               8,155           8,372           7,946
Expected return on plan assets             (7,180)         (6,181)         (3,784)
Amortization of prior service cost         (6,130)         (5,633)         (4,807)
Amortization of net actuarial loss          1,595           1,257              66
Special termination benefit cost               41
Effect of curtailment                                                      (2,039)
---------------------------------------------------------------------------------
Net periodic benefit
 (income) cost                            $  (591)         $1,590         $   276
=================================================================================

   The following tables set forth the plans' obligations and assets at December 31:

                                                              Retiree Health and
                                Retirement Plans             Life Insurance Plans
                              2000            1999            2000           1999
-------------------------------------------------------------------------------------
Change in Benefit
 Obligation
Benefit obligation
 at January 1              $ 563,565        $614,715        $102,572        $119,711
Service cost                  13,713          16,897           2,928           3,775
Interest cost                 42,315          39,565           8,155           8,372
Plan participant
 contributions                   954           1,284
Plan amendments                  753           1,278          (7,057)        (25,354)
Actuarial(gain)loss           24,142         (77,497)         37,031           6,783
Benefits paid                (36,932)        (31,925)        (10,743)        (10,032)
Other                            654            (752)            463            (683)
-------------------------------------------------------------------------------------
Benefit obligation
 at December 31            $ 609,164        $563,565        $133,349        $102,572
=====================================================================================


Change in Plan
 Assets
Fair value of plan
 assets at January 1       $ 772,036         $666,299         $82,383         $71,650
Actual return on
 plan assets                 (43,883)         133,954          (4,380)         12,567
Company
 contributions                 4,564            4,324           8,539           8,317
Plan participant
 contributions                   954            1,284
Benefits paid                (36,932)         (31,925)        (10,743)        (10,032)
Other                         (2,990)          (1,900)           (203)           (119)
-------------------------------------------------------------------------------------
Fair value of plan
 assets at
 December 31               $ 693,749         $772,036         $75,596         $82,383
=====================================================================================

                                                        Retiree Health and
                             Retirement Plans          Life Insurance Plans
                            2000          1999          2000          1999
----------------------------------------------------------------------------
RECONCILIATION OF
 FUNDED STATUS,
 DECEMBER 31
Funded status
 of plan                  $ 84,585     $ 208,471      $(57,753)     $(20,189)
Unrecognized net
 actuarial loss (gain)      23,248      (115,852)       57,568        10,370
Unrecognized
 prior service cost         10,959        13,204       (27,386)      (26,459)
Unrecognized
 net transition
 obligation                  3,939           959
----------------------------------------------------------------------------
Net amount
 recognized               $122,731     $ 106,782      $(27,571)     $(36,278)
============================================================================

                                         Retirement Plans
                                       2000           1999
------------------------------------------------------------
TOTAL RECOGNIZED AMOUNTS IN THE
 CONSOLIDATED BALANCE SHEETS
Prepaid benefit cost                $ 147,728      $ 124,900
Accrued benefit liability             (33,645)       (25,822)
Intangible asset                        2,889          3,578
Accumulated other
 comprehensive loss                     5,759          4,126
------------------------------------------------------------
Net amount recognized               $ 122,731      $ 106,782
============================================================

         The projected benefit obligation (PBO), accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $43,598, $41,014 and $7,369, respectively, as of December 31, 2000, and $38,562, $35,896 and $10,074,
respectively, as of December 31, 1999.

         The weighted-average discount rate used in determining the PBO was 7.5% in 2000, 7.75% in 1999, and 6.75% in 1998. The assumed compensation increase was 4.1% in both 2000 and 1999, and 4% in 1998. The expected long-term rate of return on plan assets was 9.5% for all years presented. The assumed healthcare cost trend rate was 5% in 2000 and continuing into the future. Increasing the assumed trend rate for healthcare costs by one percentage point would result in an increase in the accumulated postretirement benefit obligation (APBO) and total service and interest cost component of approximately $2,625 and $226, respectively. Decreasing the assumed trend rate for healthcare costs by one percentage point would result in a decrease in the APBO and total service and interest cost component of approximately $3,340 and $295, respectively.

         The Company's Employee Savings and Stock Ownership Plan provides that all eligible employees may contribute 1% to 16% of their gross pay to the plan, subject to regulations of the Internal Revenue Service. The Company may make matching contributions in an amount to be determined annually by the Company's Board of Directors. The Company's contributions to the plan for 2000, 1999, and 1998, were $7,734, $7,191, and $6,536, respectively.

15.      INCOME TAXES

The Company provides for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting requirements and tax laws. Assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         The provision (benefit) for taxes on income for the years ended December 31 consists of the following:

                             2000         1999          1998
--------------------------------------------------------------
Pretax income
  Domestic                 $206,928     $269,204     $ 324,185
  Foreign                    63,667       20,356        15,413
--------------------------------------------------------------
   Total pretax income     $270,595     $289,560     $ 339,598
==============================================================
Current
  Federal                  $ 64,321     $ 68,927     $  55,737
  State                      11,485        5,700        16,765
  Foreign                    16,011       15,898         9,874
--------------------------------------------------------------
   Total current           $ 91,817     $ 90,525     $  82,376
--------------------------------------------------------------
Deferred
  Federal                  $ 14,512     $ 12,973     $  72,340
  State                       4,079        2,410           889
  Foreign                     1,591        2,677        (1,616)
--------------------------------------------------------------
   Total deferred          $ 20,182     $ 18,060     $  71,613
--------------------------------------------------------------
Total taxes                $111,999     $108,585     $ 153,989
==============================================================

         Cumulative deferred tax liabilities (assets) are comprised of the following at December 31:

                                        2000           1999
-------------------------------------------------------------
Depreciation                         $  64,141      $  60,383
Employee benefits                       48,998         46,602
Other                                   35,752         24,150
-------------------------------------------------------------
  Gross deferred tax liabilities       148,891        131,135
-------------------------------------------------------------
Retiree health benefits                (14,100)       (15,278)
Foreign loss carryforwards             (10,397)       (14,211)
Capital loss carryforwards             (11,160)       (11,160)
Employee benefits                      (24,599)       (20,211)
Accrued liabilities and other          (15,201)       (17,259)
-------------------------------------------------------------
  Gross deferred tax assets            (75,457)       (78,119)
-------------------------------------------------------------
Valuation allowance on deferred
  tax assets                            25,530         27,937
-------------------------------------------------------------
  Total deferred taxes, net          $  98,964      $  80,953
=============================================================

         The net change in the valuation allowance for deferred tax assets is a net decrease of $2,407 in 2000, compared with a net decrease of $6,256 in 1999. The decrease of

NOTES|TO CONSOLIDATED FINANCIAL STATEMENTS (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

$2,407 is related to net operating loss carryforwards of foreign subsidiaries realized.

         Approximately $34,000 of foreign subsidiary net operating loss carryforwards remain at December 31, 2000. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carryforwards, approximately $19,000 have no expiration date. The remaining loss carryforwards expire at various dates in the future.

         A reconciliation of the United States federal statutory tax rate to the actual consolidated tax expense is as follows:

                          2000               1999                1998
--------------------------------------------------------------------------
Statutory
  tax rate         $  94,708  35.0%    $ 101,346  35.0%    $ 118,859  35.0%
State income
  taxes, net
  of federal
  tax benefit          6,672   2.5         5,272   1.8        12,146   3.6
Goodwill               1,960    .7         1,166    .4         6,280   1.8
Asset
  impairment
  and
  dispositions           500    .2        (1,225)  (.4)       15,552   4.6
Corporate-
  owned life
  insurance           12,565   4.6           837    .3        (3,471) (1.0)
Other, net            (4,406) (1.6)        1,189    .4         4,623   1.3
--------------------------------------------------------------------------
  Total taxes      $ 111,999  41.4%    $ 108,585  37.5%    $ 153,989  45.3%
==========================================================================

         Undistributed earnings of international subsidiaries totaled $141,145 at December 31, 2000. There have been no United States income taxes provided on the undistributed earnings since the Company considers these earnings to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries sold, these earnings could become subject to tax.

         At December 31, 2000, the Company has a capital loss carryforward of approximately $32,000 for income tax purposes that expires in the year ending December 31, 2003. The carryforward results from losses incurred on stock divestitures in prior years. For financial reporting purposes, a valuation allowance was provided for the full amount of the deferred tax benefit related to this carryforward.

         The Company has resolved all issues with the Internal Revenue Service
(IRS) for all years through 1992. In October 1999, the Company received a Revenue Agent Report from the IRS related to the years 1993 through 1995. The most significant issue pertains to the deductibility of Corporate-Owned Life Insurance (COLI) loan interest.

         The Company has recorded deductions of approximately $141,000 cumulatively as a result of COLI interest deductions from 1993 through 1998. The Company has made payments for potential additional tax and interest attributable to COLI interest deductions for taxable years ended 1993 through 1995 to avoid the potential assessment by the IRS of additional above market rate interest on the contested amount of COLI interest deductions taken. Additionally, payments were made for taxable years ended 1996 through 1998 to stop the accrual of interest on potential contested amounts.

         In October 2000, the Company learned that in another case, a United States District Court upheld the IRS's position that interest related to loans on COLI policies was not deductible for income tax purposes. Given the unfavorable rulings in the cases that have been litigated and its discussions in December 2000 with the Appeals Division of the IRS, the Company recorded an additional $12,000 of income tax expense in the fourth quarter of 2000. This issue has widespread implications to numerous corporations, including the Company, and its ultimate resolution is unknown. Based on the Company's evaluation of the facts in its case, the Company believes that its provision for income tax is adequate. The Company plans to re-evaluate the adequacy of its reserves as the situation develops.

16.      COMMITMENTS AND CONTINGENCIES

         The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings.

         The Company has been named as a potentially responsible party at several environmentally contaminated sites, located primarily in the northeastern United States, owned by third parties. These sites represent the Company's largest potential environmental liabilities. The Company has approximately $4,000 accrued for these contingencies as of December 31, 2000 and 1999. Due to the complexity of determining clean-up costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined. Furthermore, all of the sites are also the responsibility of other parties. The Company's liability, if any, is shared with such other parties, but the Company's share has not been finally determined in most cases. In some cases, the Company has cost-sharing agreements with other potentially responsible parties with respect to a particular site. Such agreements relate to the sharing of legal defense costs or clean-up costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost-sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away. Accordingly, a reliable estimate of the ultimate cost to the Company with respect to such sites cannot be determined. Costs, however, are accrued as necessary once reasonable estimates are determined.

         Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management's opinion that such costs, when finally determined, will not have an adverse material effect on the consolidated financial position of the Company.

17.      SHAREHOLDERS' EQUITY

On February 2, 2000, the Board of Directors approved a new stock repurchase program authorizing the repurchase of up to 5,000,000 shares of the Company's common stock. Under this authorization, the Company repurchased a total of 2,474,300 shares in the first quarter of 2000. The Board of Directors approved another stock repurchase program on October 20, 2000, authorizing the repurchase of up to a total of 5,000,000 shares of the Company's common stock, inclusive of the shares remaining under the February program. A total of 4,658,900 shares were purchased under this program in December 2000, bringing the total number of shares repurchased in 2000 to 7,133,200. The total cost of the shares repurchased in 2000 was $138,012, for an average price of $19.35 per share. In 1999, the Company repurchased 598,463 shares of its common stock at a total cost of $13,045, for an average price of $21.80 per share.

18.      COMPREHENSIVE INCOME

The following table summarizes the components of accumulated other comprehensive income (loss) and the changes in accumulated comprehensive income (loss) for the years ended December 31, 2000 and 1999:

                          Foreign        Minimum        Accumulated
                         Currency        Pension          Other
                        Translation     Liability     Comprehensive
                        Adjustments     Adjustment        Loss
-------------------------------------------------------------------
Balance at
  January 1, 1999        $ (88,228)      $(6,911)      $ (95,139)
Change during 1999         (30,654)        2,785         (27,869)
----------------------------------------------------------------
Balance at
  December 31, 1999       (118,882)       (4,126)       (123,008)
Change during 2000         (49,933)          538         (49,395)
----------------------------------------------------------------
Balance at
  December 31, 2000      $(168,815)      $(3,588)      $(172,403)
================================================================

19.      FINANCIAL REPORTING FOR BUSINESS SEGMENTS

Sonoco reports its results in two primary segments, Industrial Packaging and Consumer Packaging. The Industrial Packaging segment includes the following products: high performance paper, plastic and composite engineered carriers; paperboard; custom designed protective packaging and protective reels. This segment also included fibre and plastic drums and intermediate bulk containers, which were sold in 1998. The Consumer Packaging segment includes the following products: round and shaped composite cans, printed flexible packaging and high-density film products. This segment also includes specialty packaging and packaging services. This segment also included the North American labels business sold in 1998 and the United Kingdom labels operation sold in 1999.

Years ended    Industrial     Consumer
December 31     Packaging     Packaging    Corporate      Consolidated
----------------------------------------------------------------------
TOTAL REVENUE
  2000         $1,492,772     $1,260,692                   $2,753,464
  1999          1,415,469      1,174,809                    2,590,278
  1998          1,466,133      1,134,003                    2,600,136
INTERSEGMENT SALES(1)
  2000         $   41,971                                  $   41,971
  1999             43,544                                      43,544
  1998             41,121          1,098                       42,219
SALES TO UNAFFILIATED CUSTOMERS
  2000         $1,450,801     $1,260,692                   $2,711,493
  1999          1,371,925      1,174,809                    2,546,734
  1998          1,425,012      1,132,905                    2,557,917
OPERATING PROFIT(2)
  2000         $  212,560     $  119,344     $(61,309)     $  270,595
  1999            188,704        148,008      (47,152)        289,560
  1998            282,114        106,347      (48,863)        339,598
IDENTIFIABLE ASSETS(3)
  2000         $1,126,079     $  675,708     $410,824      $2,212,611
  1999          1,208,056        706,052      382,912       2,297,020
  1998          1,240,915        512,715      329,353       2,082,983
DEPRECIATION, DEPLETION AND AMORTIZATION
  2000         $   92,799     $   58,017                   $  150,816
  1999             91,235         54,611                      145,846
  1998             98,331         47,338                      145,669
CAPITAL EXPENDITURES
  2000         $   67,426     $   49,725                   $  117,151
  1999             81,093         54,635                      135,728
  1998            143,852         55,028                      198,880
=====================================================================

(1)      Intersegment sales are recorded at a market-related transfer price.

(2) Industrial Packaging's 2000 operating profit includes a restructuring charge of $(1,155); 1998 includes a gain on the sale of the industrial containers business of $119,552 and one-time charges of $(37,480). Consumer Packaging's 2000 operating profit includes a restructuring charge of $(4,071); 2000 and 1999 include gains on the sales of divested businesses of $5,182 and $3,500, respectively; and 1998 includes a charge related to the sale of the North American labels business of $(19,198) and other one-time charges of $(3,856). Interest expense and interest income are excluded from operating profit by segment and are shown under Corporate. 2000 operating profit for Corporate also includes a $(5,499) executive severance charge.

(3) Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facilities and prepaid expenses.

GEOGRAPHIC REGIONS

The sales to unaffiliated customers and long-lived assets by geographic region are as follows:

                              2000            1999            1998
---------------------------------------------------------------------
Sales to Unaffiliated
 Customers
  United States            $1,981,178      $1,881,472      $1,959,117
  Europe                      298,419         313,457         304,435
  Canada                      215,226         162,574         119,930
  All other                   216,670         189,231         174,435
---------------------------------------------------------------------
  Total                    $2,711,493      $2,546,734      $2,557,917
=====================================================================

Long-Lived Assets
  United States            $  794,053      $  821,291      $  745,937
  Europe                      159,778         185,336         235,825
  Canada                      129,373         135,602          62,676
  All other                   126,999         144,854         139,766
---------------------------------------------------------------------
  Total                    $1,210,203      $1,287,083      $1,184,204
=====================================================================

SELECTED|ELEVEN-YEAR FINANCIAL DATA (UNAUDITED) (DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE DATA)

Years ended December 31                                     2000               1999               1998               1997
----------------------------------------------------------------------------------------------------------------------------
Operating Results
Net sales                                               $ 2,711,493        $ 2,546,734        $ 2,557,917        $ 2,847,831
Cost of sales and operating expenses                      2,379,545          2,213,522          2,269,810          2,505,531
Interest expense                                             59,604             52,466             54,779             57,194
Interest income                                              (3,794)            (5,314)            (5,916)            (4,971)
Unusual items(1)                                              5,543             (3,500)          (100,354)           226,358
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                  270,595            289,560            339,598             63,719
Provision for income taxes(3)                               111,999            108,585            153,989             60,111
Equity in earnings of affiliates/Minority interest            7,702              6,830              6,387               (991)
----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in
   accounting principles and extraordinary loss             166,298            187,805            191,996              2,617
Cumulative effect of changes in accounting
   principles (FAS 106 and FAS 109)
Extraordinary loss, net of income tax benefit                                                     (11,753)
----------------------------------------------------------------------------------------------------------------------------
Net income                                                  166,298            187,805            180,243              2,617
Preferred dividends                                                                                                   (3,061)
----------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders      $   166,298        $   187,805        $   180,243        $      (444)
============================================================================================================================
Per common share
   Net income available to common shareholders:
     Basic                                                     1.67               1.84               1.76                .00
     Diluted                                                   1.66               1.83               1.73                .00
   Cash dividends-common                                        .79                .75               .704               .641
Average common shares outstanding:
     Basic                                                   99,725            101,886            102,632            100,981
     Diluted                                                 99,900            102,780            104,275            107,350
Actual common shares outstanding at December 31              95,006            101,448            101,683            105,417
----------------------------------------------------------------------------------------------------------------------------
Financial Position
Net working capital                                         258,713            306,450            225,347            438,896
Property, plant and equipment, net                          973,470          1,032,503          1,013,843            939,542
Total assets                                              2,212,611          2,297,020          2,082,983          2,159,932
Total debt                                                  857,641            904,137            783,632            796,359
Shareholders' equity                                        801,471            901,220            821,592            848,819
Current ratio                                                   1.6                1.7                1.5                2.0
Total debt to total capital(2)                                 48.5%              47.5%              46.7%              46.1%
Book value per common share                                    8.44               8.88               8.08               8.05
----------------------------------------------------------------------------------------------------------------------------
Other Data
Depreciation, depletion and amortization expense            150,816            145,846            145,669            153,524
Cash dividends declared-common                               78,718             76,434             72,028             64,639
Market price per common share (ending)                        21.63              22.75              29.63              31.54
Return on total equity (including preferred stock)             19.1%              21.9%              22.0%                .3%
Return on net sales                                             6.1%               7.4%               7.0%                .0%
============================================================================================================================

(1) 2000 data reflects net one-time charges of $5,543 pretax, or $1,372 after tax, for the net gain on the sales of divested businesses, restructuring costs, and executive severance charges. 1999 data reflects the gain on the sale of divested businesses of $(3,500). 1998 data reflects the net gain on the sale of divested businesses of $(100,354) pretax, or $(41,554) after tax. 1997 data reflects the asset impairment charge of $226,358 pretax, or $174,500 after tax. Included in 1993 and 1991 were gains from the early repayment of a note in 1991. Also includes restructuring charges of $42,000 pretax, or $25,000 after tax, in 1992 and $75,000 pretax, or $54,650 after tax, in 1990.

    1996           1995           1994           1993           1992           1991           1990
=====================================================================================================
$ 2,788,075    $ 2,706,173    $ 2,300,127    $ 1,947,224    $ 1,838,026    $ 1,697,058    $ 1,669,142
  2,458,710      2,396,284      2,055,734      1,734,980      1,641,075      1,528,543      1,481,271
     55,481         44,004         35,861         31,154         30,364         28,186         28,073
     (6,191)        (4,905)        (2,398)        (6,017)        (6,416)        (6,870)        (2,196)
                                                  (5,800)        42,000         (8,525)        75,000
-----------------------------------------------------------------------------------------------------
    280,075        270,790        210,930        192,907        131,003        155,724         86,994
    107,433        106,640         82,500         75,200         51,800         63,600         43,934
     (1,771)           369          1,419          1,127          2,048          2,681          7,308
-----------------------------------------------------------------------------------------------------

    170,871        164,519        129,849        118,834         81,251         94,805         50,368

                                                                (37,892)

-----------------------------------------------------------------------------------------------------
    170,871        164,519        129,849        118,834         43,359         94,805         50,368
     (7,196)        (7,763)        (7,763)        (1,264)
-----------------------------------------------------------------------------------------------------
$   163,675    $   156,756    $   122,086    $   117,570    $    43,359    $    94,805    $    50,368
=====================================================================================================

       1.64           1.56           1.21           1.17            .43            .95            .50
       1.58           1.49           1.19           1.08            .43            .95            .50
       .586           .524           .481           .459           .425           .398           .390

     99,564        100,253        100,590        100,849        100,176         99,682        100,610
    108,487        110,111        109,420        109,711        101,112        100,225        101,078
     98,850        100,229        100,379        101,001        100,651         99,897         99,446
-----------------------------------------------------------------------------------------------------

    262,533        229,328        222,068        209,932        152,478        163,860        184,066
    995,415        865,629        763,109        737,154        614,018        580,787        562,591
  2,365,896      2,098,157      1,821,414      1,696,349      1,241,783      1,135,940      1,113,594
    893,088        686,792        547,380        515,826        316,010        283,199        312,120
    920,613        918,749        832,218        788,364        561,890        562,306        512,828
        1.6            1.5            1.6            1.7            1.5            1.6            1.7
       47.2%          39.6%          38.1%          38.0%          35.1%          30.6%          34.7%
       8.10           7.45           6.57           6.10           5.58           5.63           5.15
-----------------------------------------------------------------------------------------------------

    142,927        125,836        112,797         95,745         83,309         76,561         72,152
     58,480         53,145         48,287         46,333         42,443         39,703         39,216
      23.53          23.86          18.94          19.05          20.67          14.94          14.07
       18.3%          18.7%          16.0%          19.0%          13.7%          17.8%           9.6%
        6.1%           6.1%           5.6%           6.1%           4.4%           5.6%           3.0%
=====================================================================================================

(1) Debt levels for 1995 through 2000 have been adjusted for cash related to the issuance of restricted-purpose bonds.

(2) The provision for income taxes in 2000 includes $12,000 related to corporate-owned life insurance.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors of Sonoco Products Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows (appearing on pages 34 through 45 of this report) present fairly, in all material respects, the consolidated financial position of Sonoco Products Company at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Charlotte, North Carolina
January 31, 2001

OFFICERS|EXECUTIVE

HARRIS E. DELOACH, JR., 56
President & Chief Executive
Officer since July 2000. Previously
Sr. Executive Vice President
& Chief Operating Officer
1999-2000; Sr. Executive Vice
President-Global Industrial
Products/Paper/Molded Plastics,
1999; Executive Vice President-
High Density Film, Industrial
Container, Fibre Partitions,
Protective Packaging, Sonoco
Crellin & Baker Reels 1996-
1999. Joined Sonoco in 1985.

JIM C. BOWEN, 50
Sr. Vice President-Global Paper
Operations. Previously Vice
President & General Manager-
Paper; Vice President-
Manufacturing North America,
Paper since 1994-1997; Director
of Manufacturing 1993-1994.
Joined Sonoco in 1972.

BERNARD W. CAMPBELL, 51
Vice President-Information
Services. Previously Staff Vice
President-Information Services
1991-1996; Director-Corporate
Information Services 1990-1991.
Joined Sonoco in 1988.

ALLAN V. CECIL, 59
Vice President-Investor Relations
& Corporate Affairs. Previously
Vice President-Investor Relations
& Corporate Communications
1996-1998. Prior experience:
Vice President-Corporate
Communications & Investor
Relations, National Gypsum and
Mesa Petroleum Co. Joined
Sonoco in 1996.

LARRY O. GANTT, 63
Vice President-Operating Excellence.
Previously Staff Vice President-
Operating Excellence 1997-2000;
Division Vice President-Global
Operations, Consumer Products
1994-1997; Division Vice President
of Manufacturing for Consumer
Products. Joined Sonoco in 1963.

CYNTHIA A. HARTLEY, 52
Vice President-Human Resources.
Previously Vice President-Human
Resources, National Gypsum
Company and Dames & Moore
and previous experience with
Continental Can Company.
Joined Sonoco in 1995.

F. TRENT HILL, JR., 48
Vice President & Chief Financial
Officer. Previously Vice President-
Finance 1994-1995; Vice President-
Industrial Products, N.A. 1990-
1994; Vice President-Finance
1987-1989. Joined Sonoco in 1979.

RONALD E. HOLLEY, 58
Sr. Vice President-Global
Industrial Products. Previously
Vice President-Industrial
Products, N.A. 1999-2000; Vice
President-High Density Film
Products 1993-1999; Vice
President-Total Quality
Management 1990-1993;
Joined Sonoco in 1964.

Eddie Smith    Bernie Campbell   Chuck Paterno   Jim Bowen   Cindy Hartley   Harry Moran    Charles Sullivan   Trent Hill
 [PHOTO]           [PHOTO]          [PHOTO]       [PHOTO]       [PHOTO]         [PHOTO]          [PHOTO]         [PHOTO]

CHARLES J. HUPFER, 54
Vice President-Treasurer &
Corporate Secretary. Previously
Treasurer 1988-1995; Director
of Tax & Audit 1985-1988;
Director-International Finance &
Accounting 1980-1985. Joined Sonoco in 1975.

KEVIN P. MAHONEY, 45
Vice President-Corporate Planning.
Previously Staff Vice President-
Corporate Planning 1996-2000.
Joined Sonoco in 1987.

HARRY J. MORAN, 68
Executive Vice President responsible
for Folding Cartons, Protective
Packaging, Bags/Film,
Caps/Coasters, Baker Reels,
Graphic Services, and the Pack
Center. Previously Executive
Vice President responsible for
Consumer Packaging 1996-1998;
Group Vice President-Consumer
Packaging 1993-1996. Joined
Sonoco in 1983.

CHARLES F. PATERNO, 44
Vice President-Industrial
Products/Paper, Europe.
Previously Division Vice
President-Industrial Products/
Paper, Europe 1996-1998;
President-Sonoco Limited 1994-
1995. Joined Sonoco in 1983.

J.C. RHODES, 62
Vice President-International
Operations-Latin America,
Australia & Director of
Operations-Asia. Previously
Division Vice President-
Operations Support 1996-1998.
Joined Sonoco in 1961.

M. JACK SANDERS, 47
Vice President-Industrial Products,
N.A. Previously Division Vice
President/General Manager,
Protective Packaging 1998-2001;
General Manager-Protective
Packaging 1991-1998. Joined
Sonoco in 1987.

EDDIE L. SMITH, 49
Vice President-Flexible Packaging.
Previously Division Vice
President/General Manager-
Flexible Packaging 1996-1998;
Division Vice President-Consumer
Products, Europe 1994-1996.
Joined Sonoco in 1971.

CHARLES L. SULLIVAN, 57
Sr. Vice President-Global
Consumer Products. Previously
Regional Director for Cargill
Asia/Pacific. Joined Sonoco
in 2000.

Allan Cecil   Ronnie Holley    Kevin Mahoney    Harris DeLoach   Larry Gantt  Charlie Hupfer  Jack Sanders    J.C. Rhodes
 [PHOTO]       [PHOTO]            [PHOTO]          [PHOTO]         [PHOTO]        [PHOTO]        [PHOTO]         [PHOTO]