Form 10-K, Exhibit 13
period 2001-12-31
SONOCO PRODUCTS CO
filed 2002-03-28
CIK 91767

Financial Highlights                    Sonoco Products Company and Subsidiaries


Comparative Highlights (Unaudited)
Years ended December 31

                                                   Actual                      Comparative(*)
                                         --------------------------      --------------------------          Comparative
(Dollars in thousands except per share)     2001            2000            2001            2000              % Change
-------------------------------------------------------------------------------------------------------------------------
Net sales                                $2,606,276      $2,711,493      $2,606,276      $2,711,493              (3.9)%
Gross profit                                544,430         604,098         544,430         604,098              (9.9)%
Net income                                   91,609         166,298         148,603         179,670             (17.3)%
Return on total equity                         11.5%           19.1%           18.6%           20.7%            (10.1)%
Return on net assets                            6.4%           10.7%            9.7%           11.6%            (16.4)%
Return on net sales                             3.5%            6.1%            5.7%            6.6%            (13.6)%
Number of employees                          17,900          17,450
Number of locations                             317             295
Number of shareholder accounts               43,000          45,200
-------------------------------------------------------------------------------------------------------------------------
Per common share:
Net income - basic                       $      .96      $     1.67      $     1.56      $     1.80             (13.5)%
           - diluted                            .96            1.66            1.55            1.80             (13.8)%
Cash dividends - common                         .80             .79                                               1.3%
Ending common stock market price              26.58           21.63                                              22.9%
Book value per common share                    8.40            8.44                                              (0.5)%
Price/earnings ratio                          27.69           13.03           17.15           12.02              42.7%
-------------------------------------------------------------------------------------------------------------------------

(*) The 2000 comparative figures exclude from actual results the net gain on the sales of divested businesses and executive severance charges. The 2001 comparative figures exclude from actual results proceeds from legal settlements. The 2001 and 2000 comparative figures also exclude restructuring charges and additional income taxes and other charges related to corporate-owned life insurance. See page 25 of Management's Discussion and Analysis for additional information.

     [GRAPH]                   [GRAPH]                     [GRAPH]

     Net Sales                 Comparative Net Income      Comparative Earnings
     (Billions of Dollars)     Available to Common         Per Diluted Share
                               Shareholders                (Dollars)
                               (Millions of Dollars)


Reported net sales and earnings, on a comparative basis, in 2001 were 3.9% and 17.3%, respectively, lower than 2000. The lower sales and earnings were primarily due to lower volume, principally in the engineered carriers business. Comparative results exclude the impact of one-time transactions.

Letter to Shareholders

DEAR FELLOW SHAREHOLDER:

         During 2001, Sonoco created significant current and potential value for the Company and its shareholders, despite operating in one of the most difficult general economic environments in its history.

         Our strategic objective remains unchanged - to achieve average annual double-digit total return to shareholders, with returns on capital and equity in the top quartile of the Standard & Poor's (S&P) 500 Index. We are pleased that Sonoco's total return to shareholders (stock price plus dividends) increased by 27% between year-ends 2000 and 2001, following three consecutive years of annual declines. Also, our returns on capital and equity are the highest in the packaging industry and only a few percentage points below the top quartile of companies in the S&P 500 Index.

         The increase in total shareholder return for 2001 reflects in large part confidence by investors in Sonoco's future growth. Much of this confidence undoubtedly is based on the Company's record in 2001 of acting and delivering on its intentions, made possible primarily because of enhanced execution and greater personal accountability.

WHAT WE SAID AND WHAT WE DID

What we said:     "You cannot have an effective operating performance without a consistently improving safety record."

What we did:      Reduced our reportable injuries per 100 full-time employees in
                  2001 to 1.49, the lowest level in Sonoco's history. We believe that people build businesses and that while our safety performance is truly world class, only a zero injury work environment is acceptable.

What we said:     "Excess costs are not acceptable - we are targeting $25
                  million to $30 million of annualized reductions."

What we did:      Identified $48 million in structural cost reductions. In 2001,
                  $17 million was realized, and another $31 million in restructuring savings will be phased in during 2002.
                  Approximately 830 positions were eliminated in 2001 and, of the 13 plant closings announced, 11 plants were closed by year-end. Additional restructuring actions are expected during 2002.

What we said:     "We will generate approximately $170 million of free cash flow after capital expenditures and dividends in 2001."

What we did:      Generated $186.3 million in free cash flow in 2001 after
                  capital expenditures of $102 million and dividends of $76.1 million. We expect to generate $800 million to $900 million in free cash flow over the next five years.

What we said:     "We must find ways to grow the top line, including making
                  acquisitions in our existing businesses. These acquisitions cannot be dilutive to earnings."

What we did:      Completed seven key acquisitions in 2001 at a cost of
                  approximately $260 million. They should add about $250 million in annualized sales. All are accretive and together are expected to add some $.10 per share in annualized earnings during 2002.

What we said:     "We will meet our quarterly earnings estimates more
                  consistently."

What we did:      Delivered earnings per share within the Company's publicly announced estimates for the last six consecutive quarters.

What we said:     "A primary key to success is putting the right people in the right jobs."

What we did:      Made changes in 14 of the top operating and staff positions in the Company. Those transitions have gone well, and we are seeing renewed emphasis within our operations being placed on personal accountability and execution of strategy.

                  We have also made significant changes to our incentive program. Stock options are no longer viewed as entitlements at Sonoco. The number of stock options awarded, if any, to eligible employees is now based on performance.


OPERATING ISSUES

         In most years, accomplishments such as those just outlined would have been accompanied by strong operating and financial results. That was not the case in 2001. Paradoxically, these advancements were achieved despite weak volumes and accompanying declines in sales and earnings, resulting principally because of the recessionary economy.

         The most adverse impact was on the Company's industrial packaging segment, which began experiencing the effects of an economic slowdown in the spring of 2000.

         These conditions intensified significantly in late spring of 2001. However, our volume decline stabilized shortly thereafter and remained fairly flat until December, when volume weakened further. For example, in December 2001, our paper operations experienced the most severe curtailment of machine days in at least two decades.

         In our consumer segment, however, we enjoyed improved year-over-year sales and operating profits in each of the last three quarters in 2001, driven principally by new business initiatives and acquisitions.


SUMMARY OF 2001 RESULTS

         Despite stronger performance in our consumer segment during the last nine months of 2001, the severity of the general economic recession on our industrial customers drove Company-wide volumes down about 4%, not including acquisitions, and 2%, including acquisitions made primarily in the third and fourth quarters of 2001. Excluding one-time transactions in both years, our earnings per diluted share decreased 13.8% in 2001, compared with 2000. Including one-time transactions, earnings per diluted share in 2001 were down 42.2% from 2000. Sales for 2001 were off 3.9%, compared with the previous year. Acquisitions contributed approximately $64 million (2.5%) and $106 million (3.9%) in sales for 2001 and 2000, respectively. The Company generated free cash flow of $186.3 million, up 11.8% over $166.6 million in 2000.


[PHOTO]

Harris E. DeLoach, Jr., President
and Chief Executive Officer, and
Charles W. Coker, Chairman

STRATEGY FOR GROWTH

         While we are pleased that Sonoco's total return to shareholders increased significantly in 2001 despite a down year in sales and earnings, we understand that to sustain average annual double-digit total returns requires greater consistency of sales and earnings growth than we have produced in recent years.

         Over its almost 103-year history, the Company has periodically re-examined and then reinvigorated its growth by raising the competitive bar. In today's global economy, these efforts must be and are a continuous process at Sonoco.

         We certainly do not believe we are smarter than everyone else or that we have a secret for quick and extraordinary profit generation. We are, however, committed to providing a fair return to our shareholders by using our technological expertise to continuously improve existing product and service offerings as well as to develop new ones - all driven by customer and market needs. We shall do so organically and through acquisitions.

         The state of the Company is sound. Our balance sheet is strong. We have paid consecutive dividends since 1925 and plan to continue doing so. We believe our greatest asset is our people, and that people truly do build businesses. And, yes, we believe in conducting our business with the same integrity that has been the Company's historical hallmark.

         To some, this description of who we are may seem old fashioned. But make no mistake; Sonoco is not an old fashioned company when it comes to technology and a commitment to growth. We will not be satisfied with less than being our customers' preferred supplier, providing shareholders with average annual double-digit total returns and achieving returns on capital and equity in the top quartile of the S&P 500 Index.


CASH FLOW DRIVEN

         Our growth strategy is cash flow driven, most of which will be produced by our two global market-leading businesses - engineered carriers and composite cans, backed by our integrated paper operations. These businesses have healthy margins resulting from the vertical integration with paper and a strong global market presence.


                                    [GRAPH]

                                 Cash Dividends
                               Declared - Common
                             (Millions of Dollars)

                      Cash dividends paid to shareholders
                        on each share of stock increased
                       from $.79 in 2000 to $.80 in 2001.
                      The total number of shares on which
                         dividends were paid decreased
                       because of share repurchases made
                               in December 2000.


         Profits in these businesses are strengthened by ongoing productivity improvement led by aggressive Six Sigma and Lean Manufacturing initiatives and by purchasing and capital effectiveness measures. These efforts are expected to more than offset inflation factors. Also, Sonoco's historical ability to maintain a neutral to positive price/cost relationship, bolstered by its vertical integration, provides added margin stability.

         The cash flow from these businesses is then used not only to fund organic and acquisition growth for engineered carriers, composite cans and paper but also for our smaller but faster growth rate businesses, such as flexible packaging, protective packaging and packaging services. In addition, of course, cash flow is used to continue paying dividends; for reducing debt; and for stock buybacks, when appropriate.


EXECUTING THE STRATEGY

         We believe our basic growth strategy is sound. The key to success, however, lies in our execution and degree of personal accountability. This puts action into what otherwise is just words. We cannot control the vagaries of the general economy; therefore, we must concentrate on those things that we can influence. We are focusing our efforts in five primary areas of opportunity.

         FIRST, WE MUST CONTINUE TO FOCUS ON OUR COST STRUCTURE to ensure that it is in line with current and foreseeable sales and earnings performance. Our costs remain too high. Therefore, we will further intensify our attention to manufacturing productivity, purchasing and logistics, and additional organizational restructuring designed for today's highly competitive pricing environment. Most importantly, these structures require the right people in the right jobs. There is no room for mediocrity. In that regard, a greater emphasis will be placed on performance-based compensation linked directly to Sonoco's growth objectives.

         SECOND, WE WILL PLACE EVEN GREATER EMPHASIS ON CAPITAL EFFECTIVENESS, including better control of working capital. Underperforming businesses whose returns are not consistently meeting or exceeding our cost of capital will receive greater attention and must develop credible plans to enhance performance. Each of our business units will be expected to grow its earnings before interest and taxes at a minimum average annual rate of 10%. Some of our businesses have the opportunity to grow, and must grow, at an even higher rate for us to meet our total return objective.


                                    [GRAPH]


                      The increase in shareholders' equity
                         in 2001 was due to net income
                        of $91.6 million and $14 million
                        exercised stock options, offset
                     by dividends of $76.1 million, minimum
                         pension liability adjustments
                     of $15.9 million and foreign currency
                          translation of $8.8 million.


         THIRD, WE WILL EVEN MORE AGGRESSIVELY ENHANCE OUR POSITION IN THE MARKETS WE SERVE. As has been our history, we will be a fair and responsible competitor, but we will not be satisfied with the status quo.

         To that end, our vision is to substantively change the way the world sees packaging. Consumers have opinions about the value of many products, which may involve packaging characteristics; however, they are unlikely to consciously think of packaging in terms of the value they perceive. On the other hand, manufacturers and distributors, though more aware, sometimes view packaging as a necessity or cost of bringing products to market rather than an opportunity to increase market demand and improve productivity. We believe Sonoco's sales and earnings growth and competitive leadership can be significantly enhanced by successfully changing these views. Sonoco will do that by more aggressively identifying and creating solutions to consumer packaging issues and working with customers to raise consumer awareness of the ensuing value. We believe that by bringing to bear our packaging technology leadership and expertise as a global supply chain partner, Sonoco can make packaging a greater source of competitive advantage for customers.

   FOURTH, OUR SALES GROWTH IS CRITICAL to sustainable earnings and double-digit returns to our shareholders. We will pursue top line growth organically and through acquisitions.

         - ACQUISITIONS - Our criteria for acquisitions are threefold: they must be accretive to earnings in the first year, they must complement our existing business technologies and expertise, and they must return our cost of capital within five years. Acquisitions that do not meet all these criteria are unlikely candidates for consideration.

           While the current recessionary economy has negatively affected many of our markets, it has also created an environment conducive to acquiring companies at reasonable prices. In 2001, we made seven key acquisitions. In the industrial segment, we purchased U.S. Paper Mills Corp. and a paper mill in Hutchinson, Kansas, both of which primarily produce lightweight paperboard used in composite cans, tubes and cores, and for producing tissue and towel core-board. Additionally, in paper-based tubes and cores, we acquired Hayes Manufacturing Group; a converting plant in Kaiping, China; and the United Kingdom-based tube and core converting business of Smurfit UK Limited. Finally, we acquired Cumberland Wood Products, makers of wooden wire and cable reels.

           In the consumer segment, we acquired Phoenix Packaging Corp., manufacturers of steel easy-open closures, and the composite can business of Hayes Manufacturing Group.

         - RESEARCH AND DEVELOPMENT - Greater emphasis will be placed on research and development needed to protect and enhance existing products and services as well as bringing new ones to market. Expenditures in this area in 2001 were $14 million, and in 2002 are expected to increase. Furthermore, we filed applications for 222 new patents in 2001, which was double the number filed in 2000. We expect to continue making additions at a similar pace to this significant part of the Company's asset base.

         - MARKET AND CUSTOMER FOCUS - Our organization is becoming even more market and customer focused. Through improved market research, we are doing a better job of determining what our current and potential customers and markets want and need and then delivering the appropriate products and services. For example, we have determined that many customers served by more than one of our businesses prefer to deal with "One Sonoco Face" rather than the traditional multiple account representatives. Our ultimate goal must and will be customer satisfaction, regardless of which products and services the customer desires and needs.

         AND FIFTH, WE MUST NEVER LOSE SIGHT OF THE VALUE OUR PEOPLE BRING to customers, shareholders, the Company and the communities in which we reside. We believe that people build businesses. We have a great Sonoco family, which is becoming more diverse as we operate in 32 countries. Our growing diversity is a strength. Regardless of geographical, ethnic or religious differences, we continue to maintain our almost 103-year-old culture of emphasizing personal safety and treating each other with respect and appreciation. Such an environment creates a more rewarding and fun place to work, and one that will invariably be more productive.


OUTLOOK AND CONCLUSION

         The year 2002 will present many challenges as we face continuing general economic uncertainties, particularly their impact on our industrial segment. We will also experience increased expense of approximately $.03 per share each quarter related to the impact of stock market performance on investment earnings of assets in our pension and postretirement benefit plans. In light of continuing weak business conditions, we have estimated first quarter and full year 2002 earnings per share, excluding one-time transactions, in the range of $.34 to $.38 and $1.68 to $1.72, respectively. These estimates include the impact of the required elimination of goodwill amortization and increased pension and postretirement medical expense.

         Despite difficult general economic conditions, we are "bullish" about Sonoco's ability to benefit significantly when economic recovery occurs. Meanwhile, we believe the current economic environment will continue to present additional consolidation opportunities. We will use our substantial free cash flow, expected to be approximately $140 million in 2002 and $800 million to $900 million over the next five years, plus our strong credit rating, to seek further opportunities. In that regard, our intent over time is to reverse the weighting of sales in our business segments, which for some time has been in the range of 55% industrial and 45% consumer based. In 2001, this ratio was temporarily skewed by the economy's adverse impact on our industrial segment, resulting in a 50/50 relationship. Our objective is to reduce cyclicality in our earnings stream.

         Assuming no significant change in current economic conditions, we expect the seven key acquisitions made in 2001 to add approximately $250 million in annual sales and $.10 in additional annualized earnings per share in 2002.

         Our confidence is further buoyed by the expected full-year impact in 2002 of the $48 million in annualized restructuring savings and the continuing efforts to ensure that our overall cost structure is appropriate for our sales and earnings performance; by the full-year impact of our $60 million in new flexible packaging contracts; and by our increased focus on determining customer and market needs and developing appropriate new offerings.

         These factors, coupled with historically low inventories in much of our industrial customer base, bode well for Sonoco when the economy improves. Meanwhile, we continue to be well positioned as an effective agent in consolidating the markets we serve.

         We believe our operating strategy can and will deliver our objective of average annual double-digit total returns to shareholders. We have made great strides at reducing our cost structure and increasing top line growth capability. These efforts will continue. The key to success, however, is consistent execution by the right people in the right jobs incented to benefit on the same basis as shareholders.

         We thank our employees for their dedication and perseverance in a difficult economic environment. And, we thank our shareholders for your trust - a responsibility we do not take lightly.

Sincerely,



/s/ Charles W. Coker

Charles W. Coker
Chairman



/s/ Harris E. DeLoach, Jr.

Harris E. DeLoach, Jr.
President and Chief Executive Officer


March 11, 2002

Operations Review


         The Company's operations consist of two business segments, industrial and consumer packaging. Within those segments, Sonoco is progressively creating greater synergies and coordination between businesses to enhance its offerings to customers and to more fully leverage the Company's resources to help ensure an appropriate cost structure.

         Productivity and quality improvement, coupled with increased capital effectiveness and appropriate restructuring actions, are keys to an improved cost structure. Since beginning an intensified focus on productivity in 1997, Sonoco has realized approximately $269 million in productivity improvements from manufacturing, purchasing, logistics and administrative functions.

         Although productivity improvements in 2001 decreased to $47 million from $55 million in 2000, due principally to the 4% Company-wide reduction in volumes (excluding acquisitions), the Company continued to advance its productivity improvement capability. Fifty-two Six Sigma black belts (certified productivity experts) completed their first projects, bringing the total completed projects since 1998 to 122. Twenty-seven additional projects are underway.

         The Company continues to centralize and leverage its procurement and logistics expenditures. Sonoco sponsored its second supplier conference in 2001, meeting with 88 of its top suppliers to discuss ways of jointly working to remove supply chain costs. Significant restructuring efforts were also accomplished in 2001, resulting in some $48 million of cost reductions, with $17 million realized in 2001 and another $31 million to be phased in during 2002. The savings were accomplished from plant closings, position reductions and consolidations of business unit and staff functions. For example, this year Sonoco consolidated its accounting functions and established a financial shared services organization. The primary focus of this reorganization is to lower costs and improve efficiency in transaction processing such as invoice payment, payroll, cash collection and general accounting.

         During 2001, Sonoco made significant upgrades to the content, function and e-commerce features of its Web site, www.sonoco.com, to enhance the ability of customers, shareholders and others to conduct business and communicate with the Company. In a complementary effort, the Company upgraded its employee intranet, the Employee Connection, to facilitate improved communications within the global Sonoco family.


INDUSTRIAL SEGMENT

         Sonoco's industrial packaging segment produced approximately 50% of the Company's total sales in 2001, compared with 54% in 2000. The reduction is a result primarily of decreases in volumes and lower recovered paper prices in the industrial segment in 2001, reflecting the impact of the recessionary economy and distorting the more traditional 55% weighting of the industrial sector as a percentage of total Company sales.

         The industrial segment includes high-performance paper, plastic and composite engineered carriers; paper-board; wood, metal and composite reels for wire and cable packaging; fiber-based construction tubes and forms; custom designed protective packaging; and supply chain management capabilities.

ENGINEERED CARRIERS

         Sonoco's engineered carriers (tubes and cores), along with the Company's integrated paper operations remains the largest business in the Company. Sonoco is the global market leader in engineered carriers, serving such markets as paper, textiles, film, tape and metals from 115 converting facilities on five continents.

         A marketing paradigm shift is underway by Sonoco's engineered carriers team. Team members are developing a new framework for thinking about the business - a more entrepreneurial strategy for seeking new markets and developing new packaging solutions. They are calling this effort "T3," representing take-up, transfer and transport, which describes the functions needed by their markets rather than specific products and services. Following are examples of this new approach:

         - In a dramatic departure from Sonoco's traditional use for paperboard tubes and molded plastics, the Company launched the Flow-Rite(TM) Ink Dispensing Cartridge to open a new market in the high-speed printing industry, helping high volume commercial printing customers reduce costs and improve productivity.

         - The Company formed a joint venture that will produce shipping containers for medical samples using Sonoco's tube technology along with absorbent materials expertise from Dyecor Limited, a British firm.

         - In its line of paperboard tubes and cores, Sonoco technicians developed a new series of performance-enhanced paper mill cores with world-class features to help customers increase their productivity by adding more paper to each carrier and to operate at faster speeds.

         - To serve its X-ray film customers, the Company introduced a new model in a series of high-performance fiber, plastic and composite film cores. The new cores help companies maximize the usable film per roll, protect sensitive films from initial production to conversion and realize more yield, less waste and lower costs.


                           [GRAPH]                    [GRAPH]


2001 sales were lower due to decreased volume in the engineered carriers and paper businesses. Operating profit, excluding one-time charges, decreased $53.5 million from 2000 to 2001 primarily due to lower volume. One-time charges that were incurred in 2001, 2000 and 1998 are excluded above. Reported operating profits were $143.8 million in 2001, $212.6 million in 2000 and $282.1 million in 1998.

                                [PHOTO]


                    MAKING PRINTING MORE EFFICIENT.

         Heidelberg, a name synonymous with printing equipment excellence, worked with Sonoco's engineered carriers group to create a more cost-effective ink cartridge for commercial printing. The Sonoco members of the team brought expertise in materials science, spiral winding techniques, plastic parts production and packaging design to meet strict printing performance requirements. Now, Sonoco's paperboard cartridges with plastic end-caps transfer ink into Heidelberg's printing presses easier and with less waste, helping Heidelberg's customers run a more efficient printing system.


                                [PHOTO]


                            OUR PEOPLE TURN
                      RECOVERED PAPER TO PROFIT.


         As one of the world's largest consumers of recovered paper, Sonoco principally uses old corrugated containers plus newsprint, and office paper collected from municipalities and private sources across North America,
         Europe, Asia and South America. This recovered paper
       fiber serves as raw material for nearly all of the paper-
         based products manufactured by Sonoco, including the
        latest x-ray film core held by Sonoco's Winfred Fleming
       (left). Recovering paper is good business - it conserves
          limited natural resources such as trees, water and
           energy; decreases our reliance on landfills; and
         relieves businesses and municipalities of the rising
                       cost of waste management.

         As the Company serves its global markets, several advances were made around the world:

         - Sonoco technicians in Europe developed a new core for the construction industry that reduces moisture penetration inside the core by using a special adhesive and specific paper qualities. The core is currently in use in The Netherlands.

         - As Turkey becomes a major location for the textile industry, the Company's tube and core plant there has experienced significant growth in 2001.

         - Sonoco acquired a tube plant in Belgium, primarily supporting the textile market in the Benelux region, located near the Company's Marquette paper mill in France.

         - An example of the Company's response to customer needs is its creation of a Web-based purchasing catalog for a major European textile customer, Nylstar. The catalog is part of Nylstar's e-procurement initiative and is launched from within Nylstar's SAP system for quicker and easier purchasing online.

         - Part of the Company's effort to get closer to customers is through the development of a sales force automation tool in Europe. Every sales manager in Europe has been trained on the interactive databases that are filled with important sales data and vital customer information to help manage customer relationships and communicate more effectively.

         The following acquisitions made during 2001 add significant cash flow capacity for the global market-leading engineered carriers business:

         - Hayes Manufacturing Group, Neenah, Wis. - As the largest nonintegrated recycled tube and core converter in the United States, this acquisition has been successfully completed, and is expected to be accretive to earnings in 2002. Hayes adds to Sonoco's market position in the upper Midwest and consumes over 50,000 tons of paperboard annually, including some 24,000 tons from U.S. Paper Mills Corp., which Sonoco also acquired in 2001.

         - A textile tube converting facility in Kaiping, China - Sonoco will lease the equipment and building. This acquisition gives the Company an entry into Southern China that complements Sonoco's existing paper mill and tube and core converting operations near Shanghai.

         - The United Kingdom-based core and tube converting business of Smurfit UK Limited - This acquisition added three converting facilities to the Company's four already held tube converting facilities and paper mill in the United Kingdom.


PAPER OPERATIONS

         Sonoco's paper operations provide the primary raw material for the Company's fiber-based packaging, including engineered carriers, composite cans and protective packaging. This vertical integration strategy is backed by 31 paper mills with 43 machines in 13 countries. In 2001,Sonoco's recycled paper manufacturing capacity was 2 million tons.

                                    [PHOTO]


                         Just what the doctor ordered:
                           break-through technology.


             Thousands of medical samples are transported daily from
           doctors' offices to laboratories. To protect samples during transportation, doctors and patients will now be able to
          entrust the Medicor(TM) system with this responsibility. It's a break-through to prevent break-throughs. The Medicor system is a new, patent-pending system for diagnostic and infectious sample transport, meeting government regulations to provide superior protection in transit, as well as rapid internal
              absorbency, containing the sample in the event of an
            accidental spill to protect anyone that handles it. This
             unique packaging system is based on Sonoco's more than
           100-year-old paper tube technology, combined with absorbent materials expertise from Dyecor Limited, Sonoco's joint
                     venture partner in the United Kingdom.




             We make sure consumers don't get what they don't want.


          As a long-term supplier to such customers in the white goods industry as Whirlpool, Maytag and GE, Sonoco is entrusted with product protection, testing and packaging supply chain
         management, with the Company's own engineers working onsite at several customers' facilities. From the warehouse to the
            consumers' laundry room, Sonoco prevents damage with its
            patented paperboard-based protective packaging, known as
          Sonopost(TM) corner posts and cross bracing. Sonoco produces protective packaging in the United States and Mexico.


                                    [PHOTOS]

         Like engineered carriers, the Company's paper operations have seen volumes drop in 2001, reflecting the depressed general economy. The Company's paper operations were also hurt by continued low prices for trade sales of recovered paper.

         The Company's paper mill in Greece that was opened in 2000 continues to improve its profitability, serving Sonoco's converting operations in Turkey and Greece, as well as customers in the Balkan market.

         Sonoco's paper operations, a major contributor to the Company's strong cash flow generating capability, made the following key acquisitions in 2001 that add flexibility to the overall mill system for enhanced productivity and provide needed lightweight paperboard capacity:

         - U.S. Paper Mills Corp., DePere, Wis. - This acquisition makes Sonoco the North American market leader in the less cyclical, consumer-driven lightweight tissue and towel coreboard market. Lightweight paperboard is also used for composite cans and outerplies of tubes and cores. This acquisition added two Fourdrinier machines and one cylinder machine plus three tube and core converting facilities.

         - A 90,000-ton capacity paper mill in Hutchinson, Kansas - This mill provides needed light-weight paperboard capacity for Midwest and West Coast markets and also further strengthens Sonoco's position in the lightweight tissue and towel coreboard market.


MOLDED AND EXTRUDED PLASTICS

         Sonoco's molded and extruded plastics operations supply customers in the textile, fiber optics, wire and cable, automotive, plumbing, filtration, food services, medical and healthcare markets.


WIRE AND CABLE REELS

         Sonoco is the leading producer of wood, composite and metal reels for the United States' wire and cable industry. During 2001, this business suffered from significantly lower volumes, reflecting the general economy and over-capacity in the fiber optics industry.

         Sonoco also took advantage of current market conditions to further consolidate this industry by acquiring Cumberland Wood Products, Helenwood, Tenn., a producer of wood wire and cable reels.


PROTECTIVE PACKAGING

         Historically, Sonoco's protective packaging business has served the white goods industry (washers, dryers, ranges) with custom designed paper-based corner posts and plastic bases. The Company has strong relation-ships with such customers as Whirlpool, Maytag and GE. Sonoco maintains engineers at several customer locations. The year 2001 saw several significant developments in this business, including:

         - The Company was designated a "preferred supplier" by Maytag. Sonoco currently provides Sonopost(TM) paper-based corner posts for Maytag's household appliances.

         - Sonoco expanded operations into Mexico, principally producing paper-based protective posts for ranges. Approximately 90% of ranges sold in the United States are protected by Sonopost corner posts.

                                    [PHOTO]


                      Giving the customer what they want.

     Many customers do not want the inefficiency of dealing with multiple representatives from the same supplier. What they need is streamlined packaging design, development and purchasing. It's this market reality that drove Sonoco to create a single sales interface, or team approach, in the consumer packaging segment. The "Kraft Sales Team," created in 2001, is an example of how effective this approach can be. The members of the team are (front, L-R): Lea
    Wayne and Joanne Penaluna, (back, L-R) Russell Grissett, Bob Hebert and Michelle Haggard. Not pictured: Bob Biasi, Diann Bryan, Dick Jaisle, John
 Prizzi, Debbie Robbins and Tom Setty. Together they provide printed flexible packaging, composite cans, closure options and new packaging ideas to Kraft Foods North America. The relationship between Sonoco and Kraft is due in large part to the Company's new "One Sonoco Face" approach.


                                 Easy does it.

Health conscious adults looking for nutritional products, such as Ensure(R), can find them under a convenient ring pull lid. Sonoco Phoenix, a wholly owned subsidiary, provides these easy-open metal ends as a certified supplier to Ross
    Products, a division of Abbott Laboratories and a world leader in adult nutritionals. Ensure is just one of Ross' products packaged with an easy-open end. Phoenix Packaging Corp. enjoyed a long-standing relationship with Ross, and with Sonoco's recent acquisition of Phoenix, the Company looks forward to working with Ross to meet global market needs.


                                    [PHOTO]

         - The Company expects to introduce during 2002 its new Clear-View(TM) packaging that allows the product inside the packaging to be seen from the outside, helping in warehouse identification and observation of any damage before delivery.

         - Sonoco is now providing paper-based protective corner posts and cross bracing for packaging lawn and garden products for customers such as Sears, Honda and Weber.


CONSUMER SEGMENT

         Sonoco's consumer packaging segment produced approximately 50% of the Company's total sales in 2001, compared with 46% in 2000. The increase primarily reflects the reduction in industrial segment sales, which were negatively impacted by the ongoing recessionary economy and does not reflect a permanent change in the ratio of consumer and industrial sales.

         The consumer packaging segment, which has recorded year-over-year increased sales and operating profits for three consecutive quarters, includes round and shaped composite cans, printed flexible packaging, metal and plastic ends and closures, high density film products, specialty packaging and packaging services.

         More than ever, consumer products companies are using packaging to add value by meeting consumer demand for products that are portable and easy to open and reclose. Not only must packages help differentiate by appearance but through performance as well.

         A supermarket purchase decision is reported to take just seven seconds, and 70% of such decisions take place at the point of sale. Consumer products companies look to Sonoco for packaging that helps make the sale in addition to providing necessary product protection.

           Examples of Sonoco's stable of such products include: a Pringles(R) can, an Oreo(R) Chocolate Sandwich Cookie bag, Minute Maid(R) Premium Orange Juice frozen concentrate with Sonoco's patented Ring-Pull


         [GRAPH]                                          [GRAPH]


2001 sales were higher due to the impact of acquisitions completed during the year. Operating profit in 2001, excluding one-time charges, was flat with 2000 due principally to lower overall volume that was offset by higher prices, lower resin costs and productivity improvements. The figures above exclude the impact of one-time charges in 2001, 2000, 1999, 1998 and 1997. Reported results in these years were $91 million, $119.3 million, $148 million, $106.3 million and $(101.8) million, respectively.

                                    [PHOTO]


                   Never miss that once-in-a-lifetime photo.

  Now you'll never miss a "Kodak moment," even if you find yourself without a camera. KODAK MAX One-Time-Use Cameras are sold through vending machines. The creative team of Sonoco and e-Vend.net(*) developed a new vending method starting with a Sonoco composite can as the basic container, an easy-open aluminum ring-pull end and, of course, the camera inside. The vending machines are conveniently located at airports, hospitals, ski resorts and tourist attractions - even at the 2002 Olympic Winter Games in Salt Lake City, Utah.

                      Flavor and convenience in a pouch.

It's new. It's different. It's a uniquely shaped, ready-to-serve flexible pouch for a liquid beverage. That's what The Minute Maid Company took to market with Sonoco's help. Hand-held food is one of the fastest growing categories,(**) with stand-up pouches forecast to grow 17% globally per year for the next five years.(***) Sonoco sees significant growth for the pouch in bringing a variety of food products to market - such as baked goods, candy, coffee, cereals, dried fruits, soups and pet food.


                                    [PHOTO]


       (*) e-Vend.net is a strategic alliance that includes Eastman Kodak
           Company, Maytag Corporation and Maytag's Dixie-Narco vending machine division

      (**) September 2001, Food & Drug Packaging magazine

     (***) Packaging Strategies magazine study, "Stand-Up Pouches Continuing
           Global Markets, Economics, and Technologies: 2001-2006"

Mirastrip(TM), Pillsbury(R) Grands!(R) Biscuits cans that easily open, the "no can opener required" ring pull on Campbell's(R) Ready to Serve Classics soup cans and Target's plastic merchandise bag with handles that make it so easy to carry.

         At Sonoco's pilot plants and Packaging Development Center in Hartsville, S.C., technicians view packaging from a total systems approach to meet specific customer and market needs related to closure options, barriers, shelf life, liners, enhanced graphics and colors, sizes and shapes.

         Continuing consolidation in the consumer products industry calls for new and innovative approaches to customer service. Large multinational consumer product companies want full service from suppliers, bringing to bear all areas of packaging expertise. In response, Sonoco has initiated the team concept to account management for such customers. Also, the Company's composite can and flexible packaging businesses have combined their service efforts for a number of customers rather than the historical method of multiple account representatives by product line, a trend expected to continue. This "One Sonoco Face" approach is proving successful. For example, it was responsible in large part for the Company's relationship with Kraft Foods North America, which has already resulted in some $20 million of new business.


COMPOSITE CANS

         Sonoco's composite can business is its second largest generator of cash flow. During 2001, the Company took important actions to ensure increased profitable growth in this market-leading business. Significant changes were made in customer service by focusing on the 34 largest accounts that contribute 72% of sales, as well as restructuring the composite can sales force to utilize the team approach. Also, a greater customer and market oriented approach to new product and service development has been initiated, seeking to tap unmet packaging needs of the Company's global customer base. For example, Sonoco will introduce the Sono-Wrap(TM) package later in 2002, the first hermetic single-wrap composite package in North America. The Sono-Wrap package combines high-performance protection and customer-pleasing features such as ease of opening, at a competitive price. This new product is expected to develop additional markets not requiring the same properties of traditional composite cans.

         Another example of exploring new market needs suitable for composite cans is the vending machine can for KODAK One-Time-Use-Cameras and film. This non-traditional use of composite cans has met with excellent consumer acceptance.

         Geographical growth continues to be a major opportunity for composite cans, with an estimated $200 million market in Europe, where Sonoco has about a 50% share; an existing $50 million market in Asia, where Sonoco has a 50% share; and in Brazil, where Sonoco has begun producing easyopen ends. Other examples of geographical growth include:

         - Composite cans are popular around the world. In Australia, Nestle Australia is using a Twister-Pak(TM) canister to differentiate its Nestle Nesquick(R) vanilla powdered milk flavoring from other products targeted to children. The can's twistable rings add play value to the package, making it attractive to children. The can is sized for small hands to grasp and is easy to open and close.


                                    [PHOTO]

         Sono-Wrap packages are customizable by size, shape and taper.

                                    [PHOTO]


                    Packaging great taste that wins smiles.

 It's a hard candy in a soft package. Creme Savers(R), the premium hard candy from LifeSavers Co., can be found on grocery, drugstore and clubstore shelves in three sizes of flexible packages filled with individual pillow pack candy wrappers, and in a 10-piece roll. The customer required unique graphics and high-quality color for the package. Sonoco met these needs through a combination of superior materials science and printing technology, experienced prepress and production technicians, and through its joint venture with cylinder supplier, Keating Gravure. Candy connoisseurs now enjoy the results every day.


                                    [PHOTO]


                             Here's a bright idea.


  When The Proctor & Gamble Company called Sonoco to work on packaging Crest Whitestrips(TM) Dental Whitening System, the Company smiled at the chance to give consumers another at-home dental hygiene option. Sonoco's experience in developing award-winning rotogravure printed flexible packaging led to an eye-catching, sevencolor, printed film structure that serves as the individual product wrapper. In addition, product filling speeds were achieved that were
    20% faster than the goal P&G set. It's what a billion dollar brand like Crest(R) needed. Within eight weeks of identifying the need, P&G placed its first order with Sonoco to get the product to market around the United States.
      Crest Whitestrips' customers have been smiling brighter ever since.

         - In Mexico, the country's top baked goods company, Gamesa, introduced a line of mini cookies in Sonoco's Linearpak(TM) shaped canisters. In addition, Mexico's Grupo Bimbo's Marinela(R) Mini Cookies are offered in a composite can topped by a unique plastic dispensing system featuring the stars of Nickelodeon's hit children's animated televisions series, Rugrats(TM). Also, food service company Dimat converted a number of powdered beverage products from metal cans to Sonoco composite cans.

         - For the past several years, European snack producers have turned to Sonoco cans for differentiation and added convenience. Compaxo Fijne Vleeswaren BV, a top Dutch meat processing company, tapped Sonoco to supply a snack can for its Cervo Dry Sausages.

         - As the popularity of Sonoco's snack cans has grown in Europe, so has its presence in the Middle East. In 2001, the Company began shipping its paperboard cans to Egypt, Oman and Lebanon. Sonoco's cans provide an excellent export package. Exceptional moisture and oxygen barriers serve as the perfect foil against fluctuating temperatures and humidity.

The following important acquisitions were made in composite cans during 2001:

         - Hayes Manufacturing Group - Principally a producer of tubes and cores, this acquisition also included some composite can operations.

         - Phoenix Packaging Corp., North Canton, Ohio - Sonoco acquired this leading manufacturer of steel easy-open closures in North America. The easy-open closures market has grown at a compound annual rate of 9% since 1999. Only about one-third of the potential easy-open market has been converted to date. This acquisition, which was immediately accretive, augments Sonoco's already held aluminum, plastic and foil closures business. The addition of steel easy-open closures gives the Company a full range of closure offerings. Also, the acquisition is expected to add steel buying leverage and enhance conversion opportunities to composite cans from other packages.


FLEXIBLE PACKAGING

           Flexible packaging is Sonoco's newest and fastest growing business. During 2001, some $60 million in new contracts were acquired, with about one-third commencing in 2001 and the remainder expected to be phased in during 2002.

           Over half of the new contracts reflect Sonoco's growing position in the confectionery market, utilizing rotogravure and flexographic printing capabilities. For example, the Company expanded its supply to Cadbury by providing award-winning packaging for its new Mr. Big Vince Carter collector series candy bars, marketed in Canada.

           The Company's broad converting capabilities allow it to serve all of the beverage sub-segments such as labels, pouches, shrink sleeve and shrink multipack overwraps. These capabilities, along with the Company's "One Sonoco Face" approach, helped secure a contract to supply The Minute Maid Company with a flexible pouch design for a new ready-to-drink beverage. This new contract also builds upon Minute Maid's long-time customer relationship with Sonoco for composite cans and flexible labels for its frozen concentrated beverages.

           To support new beverage bottle label contracts, Sonoco purchased the flexible packaging assets from Pac One. The equipment includes three flexographic presses and an offline solventless laminator which will be used to support this market throughout North America.

                                   [PHOTOS]




      Sonoco manages Hewlett-Packard's packaging supply chain seamlessly.

To get there 'just in time' may sound like you're rushing, but in fact, it's just what the Hewlett-Packard Company wants from Sonoco. In Chester, Va., Sonoco provides supply chain management services to HP for its inkjet printer products, supplying its North and South American markets. High-value printer products used in HP's inkjet printers are supplied to stores such as WalMart, Target, Office Depot and Staples `just in time' to meet carefully forecast consumer demand and to support precisely managed inventory controls, courtesy of Sonoco.




                                    [PHOTO]


                                Garden growth.

 Produce growers dream of bigger, more aromatic strawberries that taste better and can be ripened at a more controlled rate. That is precisely what red plastic mulch can provide. Research has shown that Sonoco's red mulch - an innovation made from plastic film - enhances strawberry crop yield up to 15%. It also improves the berries' aroma and flavor, a key to customer satisfaction. The secret is the photosynthesis: the red color of the mulch enhances nature's dynamic growth process between the sun and the strawberry plants, so the berries grow bigger and better. The mulch also comes in black and other colors designed to maximize quality and production of other crops.

           In addition to growth in pouches and beverage bottle labels, Sonoco worked with its long-time customer, Coca-Cola Enterprises, to develop a reverse printed flexo shrink film overwrap for Coke's six packs of 500ml bottles and 12-ounce cans of carbonated soft drinks and Dasani(R) water. Supporting this development effort, the Company's technology team worked closely with Coke to launch its new bottling facility in Canada.

           During 2001, Sonoco filed over 20 records of inventions and patent applications in its flexible packaging business. The Company has commercialized such packaging solutions as Tattoo-it and inkjet printing for the confectionery market, microwaveable packaging for the cookie and cracker market, and stand-up pouches for hot filled juices.


PACKAGING SERVICES

           The Company's packaging services business doubled its sales in 2001 over 2000 by expanding existing business and securing new contracts.

           In January 2001, Sonoco extended its management of The Gillette Company's packaging supply chain to include its razor and blade packaging center in Europe in addition to Gillette's North American razor and blade packaging center. In late 2000, Sonoco received a new five-year contract covering both operations. Sonoco operates this service on a fee basis; plus, the Company is compensated for productivity increases that Sonoco is able to effect for Gillette.

           In 2001, the Company began managing the Hewlett-Packard Company's Americas Product Completion Center in Chester, Va. This facility packages HP's inkjet printer products. This agreement also operates on a fee basis plus compensation for productivity increases developed by Sonoco.


HIGH DENSITY FILM

           Sonoco's high density film business is the leading producer of plastic grocery bags in the United States and offers an array of retail, convenience store, fast food and easy-open produce bags. The Company also produces agricultural mulch film used for growth enhancement of high value crops. With prices for a major raw material, resin, declining somewhat in 2001 after some 18 months of increases, profitability for this business has improved significantly and is again providing returns in excess of the Company's cost of capital, as it has done historically.

           Sonoco rolled out the QuikStar(TM) easy-open produce bag, sold not only in the Company's traditional plastic bag markets in the United States, but also in Canada.


SPECIALTY BUSINESSES

           Sonoco is the North American market leader supplying paper coasters and glass covers to the hospitality, restaurant and healthcare industries. Volume in this business was negatively impacted by decreased travel due to the difficult economic environment and the terrorist acts of September 11, 2001.

           Sonoco produces folding cartons from one plant in Charlotte, N.C., primarily serving health, beauty and personal care customers as part of the Company's supply chain management strategy.

           Sonoco Trident, with operations based in the United Kingdom and the United States, provides a branded artwork and reprographics management service to help customers protect brand integrity in their packaging.

                                    [PHOTO]


             We are bringing fresh flavor to some global products.


In today's fast-paced world, Sonoco offers new packaging solutions to preserve coffee's flavor and aroma while making it easier to get coffee from the can to the cup. The Company is now providing canisters and closure options for Gala Coffee & Tea Limited, the largest producer of roasted and ground coffee in the
 United Kingdom. Sonoco engineers and scientists, like Faye Marshburn (right), developed a new patented packaging format: a Valve-Pak(TM) paperboard can with labels litho-printed in six colors plus lacquer, and an opening system including a Sealed-Safe(R) peelable foil membrane with a one-way degassing valve (allowing the coffee to be packed immediately after roasting, preserving the just-roasted flavor and aroma). It's a combination of Sonoco's composite cans, easy-opening closures and flexible packaging that meets consumer-friendly requirements, including great tasting, aromatic coffee.

People, Culture and Values

SAFETY IS A CORE VALUE

           The safety of Sonoco's employees is a cultural cornerstone. The Company has no higher priority, because Sonoco believes that people build businesses.

           During 2001, Sonoco achieved a Total Incident Rate or TIR of 1.49 (annualized number of reportable injuries per 100 full-time employees), a 25% improvement over 2000 and the best safety record in the Company's history. Similar reductions were made in disabling injuries, lost workdays and injury-related costs. In addition, 149 Sonoco operations completed the year injury-free.


                                    [GRAPH]


 The number of injuries continues to be reduced annually through the Company's historical focus on safety.


SONOCO SUPPORTS ITS COMMUNITIES

           Sonoco remains committed to active community support, helping to ensure a better quality of life for its employees and neighbors. The Company contributed approximately 1% of its consolidated pretax income in the areas of education, health and welfare, arts and the environment. The Company also offers a program of matching employee gifts to colleges and universities.

           Sonoco and its employees are active in supporting The United Way in local communities. The Company encourages its employees to be involved in their communities by volunteering their time and resources.

           While Sonoco historically concentrates its giving locally and regionally, following the tragedies of September 11, 2001, the Company, on behalf of all its employees in 32 countries, donated $100,000 to The September 11th Fund. This fund was established to benefit the surviving victims and their families of the tragic events of that day.

           Sonoco was named one of the 100 best corporate citizens by Business Ethics magazine in 2001. The list recognizes public companies that best serve various stakeholders, including stockholders, employees, customers, the community and the environment.


ENVIRONMENTAL CONCERNS ARE INTEGRAL TO BUSINESS

           Sonoco has a long history of championing recycling and reclamation. In 2001, the Company collected more than 2.5 million tons of recovered fiber. Sonoco uses this recovered fiber as its primary raw material to manufacture paperboard for many of its industrial and consumer packaging products and sells the remainder on the open market.

           The concept of corporate sustainability is of increasing importance to investors who have found that companies that integrate economic, environmental and social growth opportunities into their operating strategy most often outperform their competitors. Because of its historical record in these areas, Sonoco was again named to the Dow Jones Sustainability Group Index.

Selected Quarterly Financial Data (Unaudited)

                                        Sonoco Products Company and Subsidiaries

(Dollars in thousands except per share data)       First Quarter(1)     Second Quarter(2)    Third Quarter(3)     Fourth Quarter(4)
-----------------------------------------------------------------------------------------------------------------------------------
  2001
  NET SALES                                            $632,768             $647,659             $649,265             $676,584
  GROSS PROFIT                                          137,287              136,357              135,256              135,530
  NET INCOME                                              4,660               16,944               42,824               27,181
  PER COMMON SHARE
      NET INCOME     - BASIC                           $    .05             $    .18             $    .45             $    .28
                     - DILUTED                              .05                  .18                  .45                  .28
      CASH DIVIDENDS - COMMON                               .20                  .20                  .20                  .20
      MARKET PRICE   - HIGH                               24.64                25.79                26.25                26.58
                     - LOW                                19.69                21.30                20.55                23.19
-----------------------------------------------------------------------------------------------------------------------------------
  2000
  Net sales                                            $676,299             $688,686             $677,469             $669,039
  Gross profit                                          151,661              154,882              147,497              150,058
  Net income                                             45,017               46,400               38,532               36,349
  Per common share
      Net income     - basic                           $    .45             $    .47             $    .39             $    .37
                     - diluted                              .45                  .47                  .39                  .37
      Cash dividends - common                               .19                  .20                  .20                  .20
      Market price   - high                               23.00                22.88                21.81                22.69
                     - low                                17.75                19.75                16.88                17.00
===================================================================================================================================

(1) In 2001, includes restructuring charges of approximately $44.3 million ($30.8 million after tax).

(2) In 2001, includes restructuring charges of approximately $2 million ($1.3 million after tax), $6 million expense related to the surrendering of corporate-owned life insurance (COLI) and $11.3 million of additional tax expense, and $2 million ($1.3 million after tax) of restructuring charges of an affiliate accounted for on the equity method of accounting.

(3) In 2001, includes net gains of $6.2 million ($3.4 million after tax) from legal settlements and COLI, and $.5 million ($.4 million after tax) of restructuring charges related to an affiliate accounted for on the equity method of accounting. In 2000, includes an executive severance charge of approximately $5.5 million ($3.4 million after tax).

(4) In 2001, includes restructuring charges of approximately $7.1 million ($4.5 million after tax) and $7.5 million expense ($4.9 after tax) relating to restructuring charges related to an affiliate accounted for on the equity method of accounting. In 2000, includes a net gain on the sales of divested businesses of $5.2 million (pretax and after tax), restructuring charges of $5.2 million ($3.2 million after tax), and an income tax charge of $12 million relating to COLI.


                                    [GRAPH]


              The market price of the Company's stock increased to
            $26.58 per share at the end of 2001 while the book value
                     per common share remained fairly flat.

Management's Discussion and
Analysis of Operations and Financial Condition


OVERVIEW

Sonoco continued to make progress toward achieving its strategic and financial goals despite adverse economic conditions in 2001. Free cash flow, after capital expenditures of $102 million and dividends of $76.1 million was over $186 million, compared with $167 million in 2000, a $19 million improvement signifying effective management of the Company's cash flow. In line with our strategic goal to grow the top line, free cash flow was used to help fund acquisitions, with an aggregate cost of $273 million while maintaining a strong credit rating. In addition, the Company continues to aggressively manage costs as evidenced by productivity and restructuring initiatives during the year. Our financial strategy continues to be to achieve average annual double-digit total returns to shareholders, with returns on capital and equity in the top quartile of the Standard & Poor's (S&P) 500 Index.


SPECIAL CHARGES AND ONE-TIME ITEMS

2001 TRANSACTIONS

During 2001, restructuring charges of $53.6 million pretax or $36.6 million after tax were recorded as a result of two restructuring plans announced during the year. The restructuring charges associated with these plans consisted of severance and termination benefits of $27.3 million, asset impairment charges of $16.9 million and other exit costs of $9.4 million, consisting of building lease termination expenses of $7.7 million and other miscellaneous charges of $1.7 million. The objective of these restructuring actions is to realign and centralize a number of staff functions and to permanently remove approximately $48 million of annualized costs from the Company's cost structure, of which approximately $17 million was realized in 2001. With the exception of ongoing pension subsidies and certain building lease termination expenses, costs associated with the restructuring actions are expected to be paid by the end of the fourth quarter 2002 using cash generated from operations. The Company anticipates recording additional restructuring charges during the first quarter of 2002.

         In connection with the Company's restructuring actions, asset impairment charges of $16.9 million were recognized related to the write-off/down of assets associated with 13 plant closings and nine plant locations identified for other restructuring actions. Impaired assets were written down to the lower of carrying amount or fair value, less costs to sell, if applicable. The Company recognized write-offs/downs of impaired facilities and equipment of $15.7 million and write-offs/downs related to facilities and equipment held for disposal of $1.2 million. As of December 31, 2001, all remaining assets impacted by restructuring are not held for sale and are anticipated to be abandoned or scrapped by the end of 2002. The effect of suspending depreciation on assets held for disposition was not material to the Consolidated Statements of Income for the year ended December 31, 2001 (see Note 3 to the Consolidated Financial Statements).

         During 2001, affiliates accounted for on the equity method of accounting, recorded restructuring charges of $10 million pretax or $6.6 million after tax. These costs include the closing of two plants and other miscellaneous restructuring activities. The affiliate restructuring charges are included in "Equity in (loss) earnings of affiliates/minority interest in subsidiaries" in the Company's Consolidated Statements of Income.

         In the second quarter of 2001, the Company surrendered its corporate-owned life insurance (COLI) policies as a result of the settlement with the Internal Revenue Service (IRS) over deductibility of COLI loan interest. The surrender of these policies resulted in additional income taxes of $11.3 million and other costs of $7 million. Other costs are included in "Other (income) expense, net" in the Company's Consolidated Statements of Income. Additionally during 2001, the Company recognized a gain on net legal settlements of $7.3 million.

2000 TRANSACTIONS

During the third quarter of 2000, the Company's chief executive officer elected to take early retirement, and the group vice president for Global Consumer Products resigned. The Company incurred a related one-time charge of $5.5 million pretax or $3.4 million on an after-tax basis. During the fourth quarter of 2000, the Company divested two operations in Europe, the largest of which was the container seals operation in the United Kingdom. These transactions generated cash of $17 million and resulted in a net gain of $5.2 million on both a pretax and after-tax basis as a result of utilizing capital loss carryforwards on these transactions. Also during the fourth quarter, the Company closed two engineered carrier plants and recognized asset impairment charges. These actions totaled $5.2 million pretax or $3.2 million on an after-tax basis.
Additionally, in the fourth quarter, Sonoco recognized additional tax expense of $12 million associated with the IRS's position on COLI. This issue had widespread implications to numerous companies and pertained to the disallowance of previously deducted COLI loan interest.

Management's Discussion and Analysis of Operations and Financial Condition (continued)


ACQUISITIONS

During 2001, the Company made several acquisitions. Acquisitions in the Company's Industrial Packaging segment included U.S. Paper Mills Corporation, a lightweight paper-board operation; Cumberland Wood Products, Inc., a plywood reel operation in Helenwood, Tennessee; a paper-based textile tube converting facility in Kaiping, China; a unit of Smurfit UK Limited, a paper-based core and tube facility in the United Kingdom; a paper mill in Hutchinson, Kansas; a paper-based core and tube facility in Sint-Denijs, Belgium; and an engineered carrier operation in Cartersville, Georgia. Acquisitions in the Company's Consumer Packaging segment included assets of a packaging services operation in Hemel Hempstead, England; and Phoenix Packaging Corporation, a steel easy-open closure operation in North Canton, Ohio. The Company also acquired Hayes Manufacturing Group, Inc., a manufacturer of paper-based tubes, cores and composite cans headquartered in Neenah, Wisconsin. Approximately 80% of this operation is included in the Industrial Packaging segment and 20% in the Consumer Packaging segment. During 2000, the Company purchased the Australian composite can business of Amcor Packaging, as well as a small graphics business in the United Kingdom (see Note 2 to the Consolidated Financial Statements).


RESULTS OF OPERATIONS 2001 VERSUS 2000

OPERATING REVENUE

Consolidated net sales for 2001 were $2.61 billion, versus $2.71 billion in 2000, a decrease of $105 million.

         The components of the sales change were:

($ in millions)
-------------------------------------------------
Decrease in volume                         $(118)
Acquisitions completed in 2001's
 third and fourth quarters                    64
New contract service revenue                  44
Foreign currency translation                 (41)
Selling price/other                          (30)
Dispositions                                 (24)
-------------------------------------------------
Total sales decrease                       $(105)
=================================================

         Sales for 2001 were adversely affected by lower volume, principally in many of the industrial businesses and the composite can operations. Acquisitions, coupled with the new business in our packaging services operations, offset most of the volume shortfall in the base businesses. Selling prices were below 2000, primarily due to lower pricing on external sales of recovered paper. In addition, pricing in some of the industrial businesses was reduced in the second half of 2001 as the global economy continued to weaken. Exchange rates resulting from a strong U.S. dollar during 2001 also lowered sales. The earnings impact from exchange movement was not significant. Domestic sales were $1.88 billion, down 5% over 2000, and international sales were $728.7 million, flat with 2000.

OPERATING PROFITS

Operating profits for 2001 of $175.8 million were $94.8 million, or 35% below 2000 operating profits of $270.6 million. Excluding special charges and other one-time items described on page 25 of the Management's Discussion and Analysis, operating profits would have declined approximately 17% in 2001.

($ in millions)                          2001          2000         % Change
-----------------------------------------------------------------------------
Industrial packaging                    $160.2        $213.7          (25.1)%
Consumer packaging                       117.3         118.2            (.7)%
-----------------------------------------------------------------------------
                                         277.5         331.9          (16.4)%
Special charges and
 one-time items                          (53.3)         (5.5)          (100+)%
Interest expense, net                    (48.4)        (55.8)          13.2%
-----------------------------------------------------------------------------
Consolidated operating profit           $175.8        $270.6          (35.0)%
=============================================================================

         The decline in operating profits is primarily due to lower volume, principally in the industrial businesses and composite can operations. The relationship of selling prices to material cost was favorable when compared with 2000, primarily due to lower recovered paper cost used in many of the Company's products. This favorable benefit was offset by higher year-over-year pension and energy costs totaling approximately $30 million. Gross profit as a percentage of net sales was 20.9% in 2001, compared with 22.3% in 2000.


                                    [GRAPH]


                     The decrease in current assets is pri-
                       marily due to lower trade accounts
                      receivable balances. The increase in
                     net PP&E is primarily due to acquisi-
                            tions completed in 2001.

         Selling, general and administrative expenses of $266.9 million were down $5.2 million from 2000. Despite lower sales in 2001, selling, general and administrative expenses as a percentage of sales remained flat with 2000, at approximately 10% of sales. This was due to a major focus on reducing fixed-cost spending levels. This focus was heightened with the Company's restructuring actions in 2000 and during 2001 as sales volumes continued to soften. Costs are expected to be further reduced in 2002 when a full year's benefit is realized from these restructuring actions.

         Investment returns earned on assets held by the Company's benefit plans are used to lower the Company's cost of providing pension and postretirement benefits. During 2001, the Company experienced higher expense of approximately $23 million primarily related to the impact of stock market performance on investment earnings of assets in pension and postretirement plans. Investment earnings on benefit plan assets declined approximately 6% in 2000 and another 7% in 2001. The impact of this decline, coupled with lowering the discount rate on plan obligations, will increase domestic benefit plan expense in 2002 approximately $21 million pretax or $13 million on an after-tax basis. The Company recently made contributions totaling $42 million to these plans, which approximates the benefits expected to be paid from the plan in 2002.

         Research and development costs charged to expense were $14 million in 2001 and 2000. Expenditures in this area are expected to increase in 2002. Significant projects in our Industrial Packaging segment included efforts designed to enhance performance characteristics of our engineered carriers in the textile, film and paper packaging areas, as well as projects aimed at productivity enhancements. Our Consumer Packaging segment continued to invest in new materials technology and new process technology for a range of packaging options, including composite cans and other forms of shaped packaging.

         Interest expense was lower due to a decrease in commercial paper rates and slightly lower average debt balances.

         The effective tax rate for 2001 was 47.2%,compared with 41.4% in 2000. Excluding the impact of one-time additional COLI charges and certain non-deductible restructuring charges, the effective tax rate for 2001 would have been 37.5%. This compares with 37.7% in 2000 excluding the additional tax provision on COLI and other one-time transactions.

         Net income for 2001 was $91.6 million, versus $166.3 million in 2000. Excluding one-time transactions in both years, net income would have been $148.6 million in 2001, compared with $179.7 million in 2000. Earnings per diluted share in 2001 were $.96 per share, compared with $1.66 in 2000. Excluding one-time transactions in both years, earnings per diluted share would have been $1.55 in 2001, compared with $1.80 in 2000.

         The following table is a reconciliation of net income, excluding one-time items, to net income as reported:

($ in millions)                                        2001          2000
---------------------------------------------------------------------------
Net income, excluding one-time items                  $148.6        $179.7
Add (subtract) one-time items:
 Restructuring charges                                 (53.6)         (5.2)
 Gain on sale of divested businesses (2000)
   and net legal settlements (2001)                      7.3           5.2
 Executive severance agreements                                       (5.5)
 COLI                                                   (7.0)
---------------------------------------------------------------------------
Total pretax one-time items                            (53.3)         (5.5)
 Tax impact of adjustments above                        14.2           4.1
 Additional COLI tax expense                           (11.3)        (12.0)
 Affiliate restructuring, net of tax                    (6.6)
---------------------------------------------------------------------------
Net income as reported                                $ 91.6        $166.3
===========================================================================

         Capital expenditures in 2001 were $102 million, compared with $117.2 million in 2000.

OPERATING SEGMENTS

Sonoco reports results in two segments, Industrial Packaging and Consumer Packaging. International results are reflected in the appropriate segment based on the products produced. Operating profit is defined as revenue less operating costs, with all corporate costs (excluding interest and income taxes) allocated to the two segments. For purposes of the Management's Discussion and Analysis, previously described one-time charges and gains, except as discussed under the captions "Restructuring Activities," are excluded from the segment tables and the discussions that follow. For further information about one-time charges and gains by segment see Note 17 to the Consolidated Financial Statements.

         INDUSTRIAL PACKAGING SEGMENT - The Industrial Packaging segment represented approximately 50% of the Company's sales in 2001 and includes the following products: high-performance paper, plastic and composite engineered carriers; paperboard; wood, metal and composite reels for wire and cable packaging; fiber-based construction tubes and forms; custom designed protective packaging; and supply chain management capabilities.

         Sonoco's paper operations include the Company's 31 paper mills, 43 paper machines and 51 collection facilities around the world. Annually, the paper mills have capacity to produce approximately 2 million tons of recycled paperboard, of which Sonoco uses almost


                                    [GRAPH]


                     Identifiable assets increased approx-
                      imately $65 million due to acquisi-
                          tions completed during 2001.

Management's Discussion and Analysis of Operations and Financial Condition (continued)


70% internally. The Company also produces approximately 170,000 tons of corrugating medium exclusively for Georgia-Pacific under a cost plus fixed management fee arrangement.

         Results for this segment are presented below:

($ in millions)              2001           2000           % Change
-------------------------------------------------------------------
Trade sales                $1,310.0       $1,450.8           (9.7)%
Operating profit              160.2          213.7          (25.1)%
Capital spending               57.5           67.4          (14.7)%
===================================================================

         Trade sales in the Industrial Packaging segment decreased $140.8 million, or 9.7%, to $1.31 billion in 2001. Domestic sales were down $110.5 million, or 11.7%,and international sales were down $30.3 million, or 6%. Operating profits decreased 25% to $160.2 million in 2001. Sales and operating profits increased $32.8 million and $4.5 million, respectively, as a result of acquisitions made in 2001.

         The lower sales and profits in this segment resulted primarily from decreased volume in most of the industrial businesses. This volume decrease was a result of the adverse impact of continuing general weakness in the industrial sector of the United States economy. These conditions began affecting the industrial sector of Sonoco in the second quarter of 2000 and intensified significantly until the spring of 2001. However, these sequential declines in volume stabilized shortly thereafter and remained fairly flat until December 2001, when volumes across most businesses weakened further as customers took downtime and sold from inventories. Lower selling prices on external sales of recovered paper reduced sales by $39 million in 2001, compared with 2000. However, operating profits benefited from a favorable relationship of selling prices to material costs for most of 2001. Average recovered paper costs, a primary raw material, began to drop from a high in the second quarter of 2000, falling more than 50% by the end of the third quarter of 2000. Recovered paper costs essentially stabilized in the fourth quarter of 2000, at approximately $65/ton, and remained at that level throughout 2001. As a result, the Company experienced lower year-over-year material costs for much of 2001. This favorable benefit began to lessen in the third quarter of 2001 as the year-over-year costs equalized and there was virtually no favorable impact during the fourth quarter of 2001. Softening prices, higher benefit costs and energy costs more than offset the full-year favorable impact of lower material costs in this segment.

         Capital spending was $57.5 million in 2001, compared with $67.4 million in 2000. Depreciation, depletion and amortization expense was $94 million in 2001, compared with $92.8 million in 2000. Significant capital spending included the rebuilding of several paper mills, particularly in the United States, Canada, Brazil, Mexico and Europe. The decline in capital spending is in line with strategic plans to lower capital spending in the segment.

         RESTRUCTURING ACTIVITIES - INDUSTRIAL PACKAGING SEGMENT. During 2001,the segment recorded total restructuring charges of $23.6 million. These restructuring charges were mainly attributed to a reduction in force and eight plant closings. Asset impairment charges related to the restructuring included write-offs/downs of impaired facilities and equipment of $5.5 million and write-offs/downs related to facilities and equipment held for disposal of $1.2 million. As of December 31, 2001, all remaining assets impacted by restructuring are not held for sale and are anticipated to be abandoned or scrapped.

         CONSUMER PACKAGING SEGMENT - The Consumer Packaging segment represents approximately 50% of the Company's sales and includes the following products and services: round and shaped composite cans, printed flexible packaging, metal and plastic ends and closures, high density film products, specialty packaging and packaging services.

         Results for this segment are presented below:

($ in millions)              2001           2000           % Change
-------------------------------------------------------------------
Trade sales                $1,296.3       $1,260.7            2.8%
Operating profit              117.3          118.2            (.7)%
Capital spending               44.5           49.7          (10.6)%
===================================================================

         Trade sales in the Consumer Packaging segment increased $35.6 million to $1.30 billion in 2001 from $1.26 billion in 2000. Domestic sales were $1.05 billion, up 1.8%, and international sales were $250 million, up 7.23% from 2000. Operating profit of $117.3 million in 2001 was slightly below 2000.

         Sales and operating profits increased $31.1 million and $14 million, respectively, as a result of acquisitions made in 2001. Higher packaging services revenue, including revenue from new contracts with The Gillette Company and the Hewlett-Packard Company, coupled with higher selling prices, were partially offset


                                    [GRAPH]


                     Identifiable assets increased approx-
                      imately $87 million due to acquisi-
                          tions completed during 2001.

by lower volume, principally in composite cans. Operating profit benefited from the higher selling prices during 2001, primarily in the composite can and the flexible packaging operations. Material costs were below 2000 as a result of lower resin cost in the high density film products operation. This segment also experienced higher benefit costs that were offset by higher productivity and lower fixed costs from restructuring actions taken during the year.

         Capital spending in the consumer segment was $44.5 million in 2001, compared with $49.7 million in 2000. Depreciation, depletion and amortization expense in this segment was $64.6 million in 2001, compared with $58 million in 2000. Significant spending included numerous productivity enhancement projects, particularly in the United States, Mexico and Canada, and consolidation projects in the United States. Additionally during 2001, the flexible packaging business invested in a state-of-the-art flexographic press to support continued growth in the confectionery market. The decline in capital spending is in line with strategic plans to lower capital spending in the segment.

         RESTRUCTURING ACTIVITIES - CONSUMER PACKAGING SEGMENT. During 2001, the segment recorded total restructuring charges of $26.4 million. These restructuring charges were mainly attributed to a reduction in force and asset impairment charges associated with the closing of five facilities. Asset impairment charges related to the restructuring included write-offs/downs of impaired facilities and equipment of $10.2 million.

RESTRUCTURING ACTIVITIES - CORPORATE

During 2001, the Company recorded restructuring charges at Corporate of $3.6 million comprised primarily of severance and termination charges.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations totaled $364.3 million in 2001, compared with $362.5 million in 2000. This increase in operating cash flow over 2000 was achieved through the Company's continued efforts to reduce working capital and maximize cash flow. Free cash flow, after capital expenditures of $102 million and dividends of $76.1 million, was $186.3 million. These funds were used to help finance acquisitions of $273.2 million. The Company expects internally generated cash flows to be sufficient to meet operating and normal capital expenditure requirements both on a short-term and long-term basis.

         Current assets decreased $30.6 million in 2001 to $665.2 million primarily due to lower trade accounts receivable balances. Also, in 2000,current assets decreased $27.3 million to $695.8 million. The current ratio was 1.4 at the end of 2001, compared with 1.6 and 1.7 at the end of 2000 and 1999,respectively.

         The following table summarizes contractual obligations and commercial commitments at December 31, 2001:

                                                    Payments Due by Period
                                              ---------------------------------
($ in millions)                               Less than       1-3        After
CONTRACTUAL OBLIGATIONS           Total        1 year        years      3 years
-------------------------------------------------------------------------------
Long-term debt                    $  922       $   36       $  260       $  626
Operating leases                      88           22           42           24
-------------------------------------------------------------------------------
Total contractual
 cash obligations                 $1,010       $   58       $  302       $  650
-------------------------------------------------------------------------------

                                                              Commitment
($ in millions)                                      Total    Expiration
OTHER COMMERCIAL                                    Amounts   (Less Than
COMMITMENTS                                        Committed    1 Year)
-------------------------------------------------------------------------------
Standby letters of credit                             $ 52       $ 52
Debt guarantees                                          1          1
-------------------------------------------------------------------------------
Total commercial commitments                          $ 53       $ 53
-------------------------------------------------------------------------------

         The Company had fully committed bank lines of credit in the amount of $450 million during 2001 and 2000. The credit is generally undrawn, but provides back-up credit for commercial paper, short-term borrowing under uncommitted facilities and future liquidity needs. The credit agreement matures in July 2002 unless the Company exercises a one-year, term-out option on any outstanding borrowings under the agreement. The Company intends to enter into a similar agreement when it expires. The agreement provides for an increase in interest rates if the Company's credit rating falls, but the agreement does not terminate. None of the Company's material credit arrangements contain rating-based default provisions, nor does the Company have any material off-balance sheet arrangements.

         Debt increased $64.2 million to $921.8 million at December 31, 2001, from $857.6 million at December 31, 2000. During the fourth quarter 2001, the Company issued debt securities ("Notes") of $250 million pursuant to shelf registrations with the Securities and Exchange Commission. The Notes bear interest at 6.50% per year, payable semi-annually on May 15 and November 15, and will mature on November 15, 2013. The Company used the net proceeds from the sales of the Notes to pay down maturing commercial paper. In April 2000, $75 million of 5.49% bonds matured. The Company issued commercial paper to repay the bonds and maintain fixed to floating


                                    [GRAPH]


                       Total debt increased $64.2 million
                       in 2001 from business acquisitions.

Management's Discussion and Analysis of Operations and Financial Condition (continued)


                                    [GRAPH]


                      The debt to total capital ratio was
                         49.3% at December 31, 2001, up
                        slightly from 48.5% at December
                                   31, 2000.

rate debt in the desired range (around 50/50).

         On July 12, 2001, Standard & Poor's announced the reduction of the Company's long-term debt rating from "A" to "A minus" and the commercial paper rating from "A-1" to "A-2" with a stable outlook. On August 13, 2001, Moody's changed the ratings outlook for the Company's "A-2" long-term debt ratings and Prime-1 short-term ratings for commercial paper to negative from stable. Both agencies cited recent acquisitions that were expected to result in increased leverage in the near term as a major reason for the rating revisions.

         Interest expense was $52.2 million in 2001, compared with $59.6 million in 2000 and $52.5 million in 1999. The decrease in 2001, compared with 2000 interest expense, was due mainly to lower commercial paper rates. Average rates fell to 4.1% from 6.3% and resulted in interest savings of approximately $6 million. The remaining decrease was due to slightly lower average debt balances. Almost $3 million of the increase in 2000 was due to an increase of 1% in average commercial paper interest rates. Another $3 million increase was due to increased average debt levels in 2000 resulting from acquisitions in late 1999. The remaining increase was due to our policy to borrow locally in countries with devaluing currencies. The local borrowing serves as a natural hedge of local monetary assets but may carry higher interest costs. Excluding one-time transactions, earnings before interest and taxes would have been 5.3 times interest expense in 2001, compared with 5.6 times and 6.4 times in 2000 and 1999, respectively.

         Earnings before interest, taxes, depreciation, depletion and amortization expense were 8.4 times interest in 2001, 8.1 times in 2000 and 9.1 times in 1999. The Company's debt to total capital ratio was 49.3% at December 31, 2001, compared with 48.5% and 47.5% at the end of 2000 and 1999, respectively. Return on total equity was 11.5% in 2001, compared with 19.1% in 2000 and 21.9% in 1999. Excluding one-time transactions, the return on total equity would have been 18.6% in 2001, 20.7% in 2000 and 21.5% in 1999.

         Shareholders' equity increased $2.7 million from December 31, 2000, to $804.1 million at December 31, 2001. The change resulted mainly from net income of $91.6 million and approximately $14 million of exercised stock options, reduced by dividends of $76.1 million, minimum pension liability adjustments of $15.9 million, and foreign currency translation of $8.8 million. Shareholders' equity decreased $99.7 million from December 31, 1999, to $801.5 million at December 31, 2000. The change resulted primarily from net income of $166.3 million reduced by the repurchase of 7.1 million shares of common stock for $138 million, dividends of $78.7 million and foreign currency translation of $49.9 million. In 2001, the Company repurchased 92,960 shares of common stock pursuant to authorizations by the Company's Board of Directors. At December 31, 2001, the Company had remaining authorizations to repurchase approximately 5,300,000 shares of common stock. The Company does not intend to repurchase significant shares in 2002.

         Dividends per common share were $.80 in 2001, $.79 in 2000 and $.75 in 1999. In April 2001, the Company's Board of Directors voted to maintain, rather than increase, the current quarterly dividend of $.20 per share with the stated intent to consider an increase later in 2001 should general economic conditions improve. Dividends declared through the first quarter 2002 have remained at $.20 per share. Although the ultimate determination of whether to pay dividends is within the sole discretion of the Board of Directors, the Company plans to increase dividends as earnings justify.

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

         The Company is exposed to interest rate fluctuations as a result


                                    [GRAPH]


                          Net working capital decreased
                         $53.8 million in 2001 primarily
                        due to increased accrued expenses
                       and lower accounts receivable bal-
                        ances. (1997 net working capital
                       excludes net assets held for sale.)

of using debt as a source of financing its operations. When necessary, the Company will use traditional, unleveraged interest rate swaps to manage its mix of fixed and variable rate debt to ensure that exposure to interest rate movements is maintained within established ranges. During 2001, the Company did not have any interest swaps outstanding. In February 2002, the Company entered into a swap to match the terms of our $150 million bond maturing in 2004. The swap qualifies as a fair value hedge under Financial Accounting Standard No. 133, `Accounting for Derivative Instruments and Hedging Activities' (FAS 133), and swaps fixed interest for floating.

         The Company is a purchaser of commodities such as recovered paper, resin and energy. In general, the Company does not engage in material hedging of commodity prices due to a high correlation between the commodity cost and the ultimate selling price of its products. These commodities are generally purchased at market or fixed prices that are established with the vendor as part of the purchase process for quantities expected to be consumed in the ordinary course of business. On occasion, where the correlation between selling price and commodity price is less direct, the Company may enter into commodity futures or swaps to reduce the effect of price fluctuations.

         At the end of 2001, the Company had commodity swaps outstanding to lock in the costs of a portion of raw materials for 2002 and 2003. The swaps qualify as cash flow hedges under FAS 133. The fair market value of these swaps at year-end was a liability of $1.3 million.

         FAS 133 requires that derivatives be marked to fair value quarterly and recorded on the balance sheet. The Company uses published market prices or estimated values based on current price quotes and a discounted cash flow model to estimate the fair market value of the swaps.

         The use of financial instruments to hedge foreign exchange, interest rate and commodity price risk was not material to the financial statements as a whole as of December 31, 2001, 2000 or 1999.

         Except for the impact on energy and raw material prices, inflation did not have a material effect on the Company's operations in 2001, 2000 or 1999.

         The Company is subject to various federal, state and local environmental laws and regulations concerning, among other matters, wastewater effluent and air emissions. Compliance costs have not been significant due to the nature of the materials and processes used in manufacturing operations. Such laws also make generators of hazardous wastes and their legal successors financially responsible for the cleanup of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites located primarily in the northeastern United States and owned by third parties. These sites are believed to represent the Company's largest potential environmental liabilities. The Company has accrued approximately $7.2 million at December 31, 2001, with respect to these sites (see Note 14 to the Consolidated Financial Statements).

         The Company's main plant and corporate offices are located in Hartsville, South Carolina. There are 130 owned and 119 leased facilities used by operations in the Industrial Packaging segment and 34 owned and 34 leased facilities used by operations in the Consumer Packaging segment. Europe, the largest foreign geographic location, has 41 manufacturing locations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's analysis and discussion of its financial condition and results of operations are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The Company evaluates these estimates and assumptions on an ongoing basis, including but not limited to those related to inventories, bad debts, derivatives, income taxes, intangible assets, restructuring, pension and other postretirement benefits, environmental liabilities, and contingencies and litigation. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. The impact and any associated risks related to estimates, assumptions, and accounting policies are discussed within Management's Discussion and Analysis of Operations and Financial Condition, as well as in the Notes to the Consolidated Financial Statements, if applicable, where such estimates, assumptions, and accounting policies affect the Company's reported and expected financial results.

         The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgments and estimates used in the preparation of its consolidated financial statements:

         ALLOWANCE FOR DOUBTFUL ACCOUNTS - The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make required payments. Additional allowances may be required if the financial condition of the Company's customers deteriorates.

         REVENUE RECOGNITION - In accordance with US GAAP, the Company records revenue when title and risk of ownership pass to the customer. Certain judgments, such as provisions for estimates of sales returns and allowances, may affect the application of the Company's revenue policy and, therefore, the results of operations in its consolidated financial statements.

Management's Discussion and Analysis of Operations and Financial Condition (continued)


         IMPAIRMENT OF LONG-LIVED ASSETS - The Company periodically reviews long-lived assets used in operations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the determination of impairment losses, such as future cash flows and disposition costs, may affect the carrying value of long-lived assets and possible impairment expense in the Company's consolidated financial statements.

         ACQUIRED GOODWILL AND OTHER INTANGIBLE ASSETS - The determination of the value of goodwill and other intangible assets in connection with business acquisitions requires the use of estimates and assumptions that affect the carrying value and the amount of future period amortization expense and possible impairment expense in the Company's consolidated financial statements.

         INCOME TAXES - The Company records an income tax valuation allowance when the realization of certain deferred tax assets, net operating losses and capital loss carryforwards is not likely. These deferred tax items represent expenses recognized for financial reporting purposes, which will result in tax deductions over varying future periods. Certain judgments, assumptions and estimates may affect the carrying value of the valuation allowance and deferred income tax expense in the Company's consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, `Business Combinations' (FAS 141), and Statement of Financial Accounting Standards No. 142, `Goodwill and Other Intangible Assets' (FAS 142). FAS 141 supercedes Accounting Principles Board Opinion (APB) No. 16, `Business Combinations.' The provisions of FAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. FAS 141 also requires that, upon adoption of FAS 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. FAS 142 supercedes APB 17,`Intangible Assets,' and is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of FAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) remove the 40-year limitation on the amortization period of intangible assets that have finite lives.

         The provisions of FAS 141 and FAS 142 also apply to equity-method investments made both before and after June 30, 2001. FAS 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for using the equity method (equity-method negative goodwill), and that was acquired prior to July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001, must be written-off immediately and recorded as an extraordinary gain, instead of being deferred and amortized. FAS 142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity-method investee that is recognized as goodwill.

         The provisions of FAS 142 will be adopted by the Company on January 1, 2002. The Company is in the process of preparing for its adoption of FAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to these reporting units. In connection with the adoption of FAS 142, the Company expects to reclassify goodwill of approximately $10 million to intangible assets. The Company does not expect to reclassify any intangible assets to goodwill. In addition, the Company expects that it will no longer record approximately $11 million annually of amortization relating to its existing goodwill and indefinite-lived intangibles, as adjusted for the reclassifications referred to above. The Company is also in the process of evaluating the useful lives of its existing intangible assets and anticipates that changes in the useful lives will not have a material impact on the results of its operations.

         FAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (also measured as of the beginning of the fiscal year in year of transition), if any, and must be completed by the end of the company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process that compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of FAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests in 2002 will be reflected as the cumulative effect of a change in accounting principle. The Company has not yet determined what effect these impairment tests, or what additional effects the adoption of FAS 141 and FAS 142, will have on its financial statements.

         In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, `Accounting for Asset Retirement Obligations' (FAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. The Company has not yet determined the effect, if any, this statement will have on its financial statements.

         Also in August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, `Accounting for the Impairment or Disposal of Long-Lived Assets' (FAS 144), which supersedes FASB Statement No. 121, `Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.' This new statement also supersedes certain aspects of APB 30 `Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,' with regard to reporting the effects of a disposal of a segment of a business. FAS 144 will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred (rather than as of the measurement date as presently required by APB
30). In addition, more dispositions may qualify for discontinued operations treatment. The provisions of this statement are required to be applied for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not expect the adoption of FAS 144 to have a material effect on its financial statements.

RESULTS OF OPERATIONS 2000 VERSUS 1999

Consolidated net sales increased $164.8 million, or 6.5%, in 2000 to $2.71 billion from $2.55 billion in 1999. This increase in sales compared with a 7.4% increase during 1999 on sales from continuing operations. The higher sales in 2000 resulted from higher year-over-year selling prices to offset rising material costs (principally in the Industrial Packaging segment) and the impact of acquisitions. Domestic sales were $1.98 billion, up 5.3% over 1999, and international sales were $730.3 million, up 9.8% over 1999. The components of the sales change were:

($ in millions)
--------------------------------------------------
Selling price                               $ 124
Foreign currency translation                  (41)
Volume/mix                                    (15)
Acquisitions, net of dispositions              97
--------------------------------------------------
Total sales increase                        $ 165
==================================================

         As 1999 ended, raw material cost increases had not been fully recovered through higher selling prices. Selling prices were increased in the fourth quarter of 1999 in almost all operations and again during the first half of 2000, resulting in favorable year-over-year pricing of $124 million. Exchange rates lowered sales by $41 million in 2000, driven primarily by the weakening Euro relative to the U.S. dollar. Acquisitions made in 2000 and in the third quarter of 1999, net of dispositions, added $97 million of sales during 2000.

         Operating profits were as follows:

($ in millions)                 2000          1999          % Change
--------------------------------------------------------------------
Industrial packaging           $213.7        $188.7           13.3%
Consumer packaging              118.2         144.5          (18.2)%
--------------------------------------------------------------------
                                331.9         333.2            (.4)%
Special charges and
 one-time items                  (5.5)          3.5         (100.0+)%
Interest, net                   (55.8)        (47.1)         (18.4)%
--------------------------------------------------------------------
Consolidated                   $270.6        $289.6           (6.5)%
====================================================================

         The full year realization of higher selling prices in 2000 and falling material costs in the second half of 2000 increased operating profits by approximately $33 million. Raw material costs, principally recovered paper and resin, steadily increased throughout most of the first half of 2000. Selling prices were increased during the second quarter of 2000 to recover the higher raw material costs. Late in the second quarter, as volume began to slow, recovered paper cost and other commodity material costs dropped. Raw material costs declined throughout the third quarter and volume softened. Raw material costs remained at this low level throughout the fourth quarter, while volume slowed in both the industrial and consumer businesses.

         Manufacturing productivity increased profits by almost $30 million during 2000; however, the improvement was less than expected due to lower volume. Purchasing and logistics initiatives lowered costs by approximately $25 million, helping to mitigate higher energy costs of $10 million and inflationary increases experienced during 2000.

         Gross profit as a percentage of sales was 22.3% in 2000, compared with 23.3% in 1999. An unfavorable year-over-year mix of products sold of approximately $24 million negatively impacted gross profit as a percentage of sales.

Management's Discussion and Analysis of Operations and Financial Condition (continued)


         Selling, general and administrative expenses as a percentage of sales were 10% in 2000, compared with 10.2% for 1999. A major focus of the Company was to maintain or lower fixed-cost spending levels.

         Investment returns earned on assets held by the Company's benefit plans were used to lower the Company's cost of providing pension and postretirement benefits. As a result of higher than expected investment returns on plan assets, the Company benefited from a decrease of approximately $9.1 million in plan expense in 2000, compared with 1999. Additionally, as a result of the significant increase in the market value of plan assets, Statement of Financial Accounting Standard No. 87, `Employers' Accounting for Pensions,' required the additional amortization of a $3.8 million gain in 2000.

         Research and development costs charged to expense were $14 million in 2000, compared with $12 million in 1999. Significant projects in the Industrial Packaging segment included efforts designed to enhance performance characteristics of our engineered carriers in the textile, film and paper packaging areas as well as projects aimed at productivity enhancements. The Consumer Packaging segment continued to invest in new materials technology and new process technology for a range of packaging options, including composite cans and other forms of shaped packaging.

         The effective tax rate for 2000 was 41.4%, compared with 37.5% in 1999. Excluding the additional tax provision on COLI and other one-time transactions, the effective tax rate for 2000 would have been 37.7%.

         Net income in 2000 was $166.3 million, compared with $187.8 million in 1999. Excluding one-time transactions in both years, net income would have been $179.7 million in 2000, compared with $184.3 million in 1999. Earnings per diluted share in 2000 were $1.66 per share, compared with $1.83 in 1999. Excluding one-time transactions in both years, earnings per diluted share would have been $1.80 in 2000, compared with $1.79 in 1999. The Company repurchased
7.1 million shares of its common stock during 2000, a significant portion of which (4.7 million shares) was repurchased late in the fourth quarter of 2000.

         Capital expenditures in 2000 were $117.1 million, compared with $135.7 million in 1999.

         INDUSTRIAL PACKAGING SEGMENT - Results from continuing operations for this segment are presented below:

($ in millions)              2000           1999            % Change
--------------------------------------------------------------------
Trade sales                $1,450.8       $1,371.9            5.7%
Operating profit              213.7          188.7           13.3%
Capital spending               67.4           81.1          (16.9)%
====================================================================

         Trade sales in the Industrial Packaging segment increased $78.9 million, or 5.7%, to $1.45 billion in 2000. Domestic sales were up $57 million, or 6.4%, and international sales were up $22 million, or 4.5%. Selling prices were increased in almost all operations beginning in the third quarter of 1999 and throughout the first few months of 2000 to recover rising raw material costs. Higher year-over-year selling prices, amounting to approximately 7%, increased sales and operating profits by $96 million.

         Operating profits increased 13.3% to $213.7 million in 2000. Raw material costs, principally recovered paper, steadily increased during the first five months of 2000. In May, we began to experience a slowdown in the economy. As the economy slowed, recovered paper costs in the United States weakened in line with falling volumes. At December 31, 2000, recovered paper costs were down almost $30/ton, or 30% below December 1999 levels. Europe and Asia experienced a similar trend with recovered paper although the timing was somewhat behind that of the United States. In the fourth quarter and into January 2001, recovered paper costs stabilized around $65/ton domestically but continued to drop in Europe. In spite of all the ups and downs in recovered paper, the Industrial Packaging segment's operating profits benefited approximately $38 million from higher selling prices relative to material costs for the year.

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

RESTRUCTURING ACTIVITIES - INDUSTRIAL PACKAGING SEGMENT During 2000, two engineered carrier plants were closed in contemplation of the Company's larger consolidation and restructuring program announced January 30, 2001. Costs recorded were mainly attributed to a reduction in force.

         CONSUMER PACKAGING SEGMENT - Results from continuing operations for this segment are presented below:

($ in millions)              2000           1999           % Change
-------------------------------------------------------------------
Trade sales                $1,260.7       $1,166.1            8.1%
Operating profit              118.2          144.5          (18.2)%
Capital spending               49.7           54.6           (9.0)%
===================================================================

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

         Sales prices were increased to pass through higher raw material costs, principally paper and resin, increasing sales and profits by approximately $28 million. The slowing economy and operational issues in certain composite can and flexible packaging operations impacted unit volume in the Consumer Packaging segment. Composite can volume, excluding the impact of acquisitions, was below 1999 levels. We continued to see significant progress being made in the supply chain management of many major manufacturers of consumer products. This lowered the overall volume of products they required as they continued to lower inventories throughout the year. In addition, several of the major consumer products companies underwent reorganization and management changes in 2000 similar to Sonoco, which resulted in disruption to their business and, accordingly, Sonoco's.

         The flexible packaging operation, coupled with the 1999 acquisition of Graphic Packaging, experienced good volume growth during 2000. Additional contracts were awarded to the flexible packaging operation during 2000 that benefited 2001 and will benefit 2002 operations. Operating problems at two of the flexible packaging plants lowered overall profitability for this business. The high density film products operation's sales and profits were below 1999. Lower unit volume and an inability to fully recover resin increases were the key drivers. As a result, the Company purchased some of its resin requirements from suppliers in Asia, which lowered overall cost.

         Productivity improvements totaling $10.5 million in this segment helped to offset inflationary increases and higher energy costs.

         Sonoco continued to grow its consumer services business during 2000 by signing a new five-year contract with The Gillette Company to operate both their United States and European packaging centers for razors and blades. This contract was incremental to the existing contract with Gillette in the United States.

         Capital spending in the consumer segment was $49.7 million in 2000, compared with $54.6 million in 1999. Depreciation, depletion and amortization expense in this segment was $58 million in 2000, compared with $54.6 million in 1999. Spending included: expansions of composite can facilities in Brazil, Mexico, the United Kingdom and the United States; printed flexible expansion in Canada; and numerous productivity enhancement projects.

         RESTRUCTURING ACTIVITIES - CONSUMER PACKAGING SEGMENT During 2000, the consumer segment recorded asset impairment charges associated with the elimination of a can line in Europe.

FORWARD-LOOKING STATEMENTS

Statements included in Management's Discussion and Analysis of Operations and Financial Condition, and elsewhere in this report, that are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by section 21E of the Securities Exchange Act of 1934, as amended. The words "estimate," "project," "intend," "expect," "believe," "anticipate," and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding offsetting high raw material costs, adequacy of income tax provision, refinancing of debt, adequacy of cash flows, effects of acquisitions and dispositions, and financial strategies and the results that are expected from them. Such forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. Such risks and uncertainties include, without limitation: availability and pricing of raw materials; success of new product development and introduction; ability to maintain or increase productivity levels; international, national and local economic and market conditions; ability to maintain market share; pricing pressures and demand for products; continued strength of our paperboard-based engineered carrier and composite can operations; anticipated results of restructuring activities; ability to successfully integrate newly acquired businesses into the Company's operations; currency stability and the rate of growth in foreign markets; actions of government agencies; loss of consumer confidence; and economic disruptions resulting from terrorist activities.

Consolidated Balance Sheets

                                       Sonoco Products Company and Subsidiaries


(Dollars and shares in thousands)
At December 31                                                                                    2001                    2000
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                                   $    36,130             $    35,219
   Trade accounts receivable,net of allowances of $7,294 in 2001 and $5,714 in 2000                289,323                 329,467
   Other receivables                                                                                30,828                  26,875
   Inventories
     Finished and in process                                                                       116,879                 108,887
     Materials and supplies                                                                        144,842                 158,717
   Prepaid expenses                                                                                 32,088                  28,206
   Deferred income taxes                                                                            15,079                   8,422
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   665,169                 695,793
PROPERTY,PLANT AND EQUIPMENT,NET                                                                 1,008,944                 973,470
COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED, NET                                              359,713                 236,733
OTHER ASSETS                                                                                       318,371                 306,615
----------------------------------------------------------------------------------------------------------------------------------
  TOTAL ASSETS                                                                                 $ 2,352,197             $ 2,212,611
==================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Payable to suppliers                                                                        $   211,452             $   227,408
   Accrued expenses and other                                                                      170,053                 121,655
   Accrued wages and other compensation                                                             20,717                  24,196
   Notes payable and current portion of long-term debt                                              35,849                  45,556
   Taxes on income                                                                                  22,199                  18,265
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   460,270                 437,080
LONG-TERM DEBT                                                                                     885,961                 812,085
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                                                         32,231                  27,571
DEFERRED INCOME TAXES AND OTHER                                                                    169,613                 134,404
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
   Serial preferred stock,no par value
     Authorized 30,000 shares
     0 shares issued and outstanding as of December 31,2001 and 2000
   Common shares,no par value
     Authorized 300,000 shares
     95,713 and 95,006 shares outstanding of which 95,453 and 94,681
        are issued as of December 31,2001 and 2000,respectively                                      7,175                   7,175
   Capital in excess of stated value                                                               302,345                 289,657
   Accumulated other comprehensive loss                                                           (197,969)               (172,403)
   Retained earnings                                                                               692,571                 677,042
----------------------------------------------------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                                                                    804,122                 801,471
----------------------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                   $ 2,352,197             $ 2,212,611
==================================================================================================================================

The Notes beginning on page 40 are an integral part of these financial statements.

Consolidated Statements of Income

                                       Sonoco Products Company and Subsidiaries



(Dollars and shares in thousands except per share data)
Years ended December 31                                               2001                    2000                    1999
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                          $ 2,606,276             $ 2,711,493             $ 2,546,734
Cost of sales                                                        2,061,846               2,107,395               1,953,605
Selling,general and administrative expenses                            266,908                 272,150                 259,917
Other (income) expense,net*                                             53,324                   5,543                  (3,500)
------------------------------------------------------------------------------------------------------------------------------
Income before interest and taxes                                       224,198                 326,405                 336,712
Interest expense                                                        52,217                  59,604                  52,466
Interest income                                                         (3,800)                 (3,794)                 (5,314)
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                             175,781                 270,595                 289,560
Provision for income taxes                                              82,958                 111,999                 108,585
------------------------------------------------------------------------------------------------------------------------------
Income before equity in earnings of affiliates/minority
   interest in subsidiaries                                             92,823                 158,596                 180,975
Equity in (loss) earnings of affiliates/minority
   interest in subsidiaries                                             (1,214)                  7,702                   6,830
------------------------------------------------------------------------------------------------------------------------------
Net income                                                         $    91,609             $   166,298             $   187,805
==============================================================================================================================
Average common shares outstanding:
   Basic                                                                95,370                  99,725                 101,886
   Assuming exercise of options                                            437                     175                     894
------------------------------------------------------------------------------------------------------------------------------
   Diluted                                                              95,807                  99,900                 102,780
------------------------------------------------------------------------------------------------------------------------------
Per common share
Net income
   Basic                                                           $       .96             $      1.67             $      1.84
   Diluted                                                         $       .96             $      1.66             $      1.83
Cash dividends - common                                            $       .80             $       .79             $       .75
==============================================================================================================================

* 2001 results include restructuring charges,net gains from legal settlements and corporate-owned life insurance adjustments. 2000 results include restructuring charges and executive severance charges and 1999 results include the net gain on the sale of divested businesses.

The Notes beginning on page 40 are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

                                       Sonoco Products Company and Subsidiaries


                                                                                                   Accumulated
(Dollars and shares                                       COMMON SHARES            Capital in         Other
in thousands except                  COMPREHENSIVE    ----------------------         Excess of     Comprehensive      Retained
per share data)                      INCOME (LOSS)    Outstanding     Amount      Stated Value        Loss            Earnings
------------------------------------------------------------------------------------------------------------------------------
JANUARY 1,1999                                         101,683        $7,175        $431,465        $ (95,139)        $478,091
Net income                           $ 187,805                                                                         187,805
   Other comprehensive loss:
     Translation loss                  (30,654)
     Minimum pension
        liability adjustment,
        net of tax                       2,785
                                     ---------
   Other comprehensive loss            (27,869)                                                       (27,869)
                                     ---------
Comprehensive income                 $ 159,936
                                     =========
Cash dividends                                                                                                         (76,434)
Exercise of stock options                                  363                         5,387
Shares repurchased                                        (598)                      (13,045)
Other                                                                                  3,784
------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31,1999                                       101,448         7,175         427,591         (123,008)         589,462
Net income                           $ 166,298                                                                         166,298
   Other comprehensive loss:
     Translation loss                  (49,933)
     Minimum pension
        liability adjustment,
        net of tax                         538
                                     ---------
   Other comprehensive loss            (49,395)                                                       (49,395)
                                     ---------
Comprehensive income                 $ 116,903
                                     =========
Cash dividends                                                                                                         (78,718)
Exercise of stock options                                  366                         4,932
Shares repurchased                                      (7,133)                     (138,012)
Other                                                      325                        (4,854)
------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31,2000                                        95,006         7,175         289,657         (172,403)         677,042
Net income                           $  91,609                                                                          91,609
   Other comprehensive loss:
     Translation loss                   (8,827)
     Minimum pension
        liability adjustment,
        net of tax                     (15,914)
     Other                                (825)
                                     ---------
   Other comprehensive loss            (25,566)                                                       (25,566)
                                     ---------
Comprehensive income                 $  66,043
                                     =========
Cash dividend                                                                                                          (76,080)
Exercise of stock options                                  800                        14,043
Shares repurchased                                         (93)                       (2,055)
Other                                                                                    700
------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31,2001                                        95,713        $7,175        $302,345        $(197,969)        $692,571
==============================================================================================================================

The Notes beginning on page 40 are an integral part of these financial statements.

Consolidated Statements of Cash Flows

                                       Sonoco Products Company and Subsidiaries


(Dollars and shares in thousands)
Years ended December 31                                                 2001                2000                1999
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                            $  91,609           $ 166,298           $ 187,805
Adjustments to reconcile net income to net cash provided
   by operating activities
     Restructuring reserve (noncash)                                     16,919               3,967
     Depreciation,depletion and amortization                            158,574             150,816             145,846
     Equity in loss (earnings) of affiliates/minority
        interest in subsidiaries                                          1,214              (7,702)             (6,830)
     Cash dividends from affiliated companies                             7,925               5,017               7,447
     Loss (gain) on disposition of assets                                 7,116               4,989                (188)
     Gain on assets held for sale                                                            (5,277)             (3,500)
     Deferred taxes                                                      22,005              20,182              18,060
     Changes in assets and liabilities,net of effects
        from acquisitions, dispositions,assets held for sale
        and foreign currency adjustments
          Receivables                                                    57,255               3,960             (46,577)
          Inventories                                                    23,438             (24,413)            (15,283)
          Prepaid expenses                                               (2,870)             28,621             (28,177)
          Payables and taxes                                            (20,301)             70,058             (10,183)
          Other assets and liabilities                                    1,457             (54,066)            (10,162)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               364,341             362,450             238,258
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property,plant and equipment                               (101,983)           (117,151)           (135,728)
Cost of acquisitions,exclusive of cash                                 (273,187)             (5,670)           (184,399)
Proceeds from non-operating notes receivable                                                                     34,000
Proceeds from the sale of assets                                          6,902              21,466              18,561
Investments in affiliates                                                (3,600)                                (25,640)
Other                                                                                                              (693)
-----------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                  (371,868)           (101,355)           (293,899)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt                                          259,224              17,055             248,302
Principal repayment of debt                                             (24,476)           (128,182)           (192,136)
Net (decrease) increase in commercial paper borrowings                 (174,000)             74,700              61,800
Net increase (decrease) in bank overdrafts                               11,560             (12,692)              1,752
Cash dividends - common                                                 (76,080)            (78,718)            (76,434)
Common shares acquired                                                   (2,055)           (138,012)            (13,045)
Common shares issued                                                     14,043               4,932               5,387
-----------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                          8,216            (260,917)             35,626
EFFECTS OF EXCHANGE RATE CHANGES ON CASH                                    222              (1,474)               (719)
-----------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            911              (1,296)            (20,734)
Cash and cash equivalents at beginning of year                           35,219              36,515              57,249
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $  36,130           $  35,219           $  36,515
-----------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW DISCLOSURES
   Interest paid                                                      $  50,551           $  59,029           $  51,145
   Income taxes paid,net of refunds                                   $  49,035           $  83,464           $ 119,916
=======================================================================================================================

Excluded from the Consolidated Statements of Cash Flows are the effects of certain noncash activities. Debt obligations assumed by the Company in conjunction with acquisitions were approximately $3,300 in 1999.

The Notes beginning on page 40 are an integral part of these financial statements.

Notes to Consolidated Financial Statements
(Dollars in thousands except per share data)

                                       Sonoco Products Company and Subsidiaries


The following notes are an integral part of the consolidated financial statements. The accounting principles followed by the Company appear in bold type.

1.         BASIS OF PRESENTATION

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF SONOCO AND ITS SUBSIDIARIES (THE COMPANY OR SONOCO) AFTER ELIMINATION OF INTERCOMPANY ACCOUNTS AND TRANSACTIONS. INVESTMENTS IN AFFILIATED COMPANIES IN WHICH THE COMPANY OWNS 20% TO 50% OF THE VOTING STOCK ARE INCLUDED ON THE EQUITY METHOD OF ACCOUNTING.

           THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNT OF ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

           THE COMPANY RECORDS REVENUE WHEN TITLE AND RISK OF OWNERSHIP PASS TO THE CUSTOMER. SHIPPING COSTS ARE DEDUCTED FROM NET SALES IN THE CONSOLIDATED STATEMENTS OF INCOME. Shipping costs amounted to $87,024 in 2001, $82,671 in 2000, and $79,620 in 1999. HANDLING COSTS ARE INCLUDED IN COST OF SALES.

         PRIOR YEARS' DATA HAVE BEEN RECLASSIFIED TO CONFORM TO THE CURRENT YEAR PRESENTATION.

2.       ACQUISITIONS/DISPOSITIONS/JOINT VENTURE

Sonoco completed 10 acquisitions during 2001 with an aggregate cost of approximately $273,000 in cash. In connection with these acquisitions, the Company recorded approximate fair value of identified intangibles of $27,000, goodwill of $138,000 and other net tangible assets of $108,000. Acquisitions in the Company's Industrial Packaging segment included a lightweight paperboard operation; a plywood reel operation in Helenwood, Tennessee; a paper-based textile tube converting facility in Kaiping, China; a paper-based core and tube facility in the United Kingdom; a paper-based core and tube facility in Sint-Denijs, Belgium; an engineered carrier operation in Cartersville, Georgia; and a paper mill in Hutchinson, Kansas. Acquisitions in the Company's Consumer Packaging segment included assets of a packaging services operation in Hemel Hempstead, England; and a steel easy-open closure operation in North Canton, Ohio. The Company also acquired a manufacturer of paper-based tubes, cores and composite cans headquartered in Neenah, Wisconsin. Approximately 80% of this operation is included in the Industrial Packaging segment and 20% in the Consumer Packaging segment.

         The following unaudited pro-forma information provides consolidated results as if the acquisitions during the second, third and fourth quarters of 2001 occurred on January 1, 2000. This unaudited pro-forma information does not include the effect of synergies that the Company expects to realize upon integration of these acquisitions.


PRO FORMA (unaudited)                         2001                     2000
------------------------------------------------------------------------------
Net sales                                  $2,776,000               $2,944,000
Net income                                     96,000                  169,000
Earnings per share - basic                       1.01                     1.70
Earnings per share - diluted                     1.01                     1.69
------------------------------------------------------------------------------

         During 2001, the Company also signed an agreement to form a joint venture with Dyecor Limited, a privately held company in the United Kingdom. The Company's contribution to the joint venture was not material.

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

         Sonoco completed several acquisitions during 1999, with an aggregate cost of approximately $184,400 in cash and the assumption of $3,300 in debt. Acquisitions in the Company's Industrial Packaging segment included engineered carrier operations in Brazil and Taiwan and Wood Composite Technology, a manufacturer of composite (i.e., wood and plastic) reels serving the wire and cable markets. The Company also completed two acquisitions in the Consumer Packaging segment during 1999. In August, Sonoco acquired the composite can assets of Crown Cork & Seal, Inc. In September, Sonoco acquired the flexible packaging division of Graphic Packaging Corporation. The Company sold its labels and label machinery operations in the United Kingdom and a label machinery operation in the United States resulting in the recognition of a $3,500 after-tax gain. Net sales and combined operating losses of these operations were $8,700 and $100 in 1999, respectively.

         The Company has accounted for all of its acquisitions as purchases and, accordingly, has included their results of operations in consolidated net income from the date of acquisition. The pro forma impact of the 2000 and 1999 acquisitions was immaterial.

3.       RESTRUCTURING PROGRAMS

         Restructuring charges of $53,551 ($36,616 after tax) were recorded as a result of restructuring actions announced during 2001. Restructuring charges were determined in accordance with the provisions of SEC Staff Accounting Bulletin

No. 100 "Restructuring and Impairment Charges" and Emerging Issues Task Force No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The restructuring charges, net of adjustments, consisted of severance and termination benefits of $27,265, asset impairment charges of $16,919, and other exit costs of $9,367 (consisting of building lease termination charges of $7,715 and other miscellaneous charges of $1,652). The restructuring plan, as revised during the year, included a global reduction of 364 salaried positions (230 in the United States) and 626 hourly positions (437 in the United States), including the closure of 13 plant locations (nine in the United States). As of December 31, 2001, 11 plant locations have been closed, and 828 employees have been terminated (306 salaried and 522 hourly).

         During the fourth quarter of 2000, restructuring charges of $5,226 ($3,240 after tax) were recorded associated with termination benefits of $1,259 and asset impairment charges of $3,967 related to the closure of four plant locations.

         The following table sets forth the activity in the restructuring accrual included in "Accrued expenses and other" on the Consolidated Balance Sheet. Restructuring charges are included in "Other (income) expense, net" in the Consolidated Statements of Income.


                                       Severance and                                Other
                                        Termination            Asset                Exit
                                         Benefits            Impairment             Costs               Total
--------------------------------------------------------------------------------------------------------------
2000 Charges                            $  1,259             $  3,967                                $  5,226
Cash payments                               (159)                                                        (159)
Asset impairment
(noncash)                                                      (3,967)                                 (3,967)
--------------------------------------------------------------------------------------------------------------
Liability, December 31, 2000               1,100                                                        1,100
==============================================================================================================

2001 Charges                              30,614               17,889             $13,682              62,185
Cash payments                            (14,431)                                  (3,143)            (17,574)
Asset impairment
(noncash)                                                     (16,919)                                (16,919)
Reclassifications to
pension liability                         (5,180)                                                      (5,180)
Adjustments                               (3,349)                (970)             (4,315)             (8,634)
--------------------------------------------------------------------------------------------------------------
Liability December 31, 2001             $  8,754             $                    $ 6,224            $ 14,978
==============================================================================================================

         The Company expects to pay the remaining restructuring costs, with the exception of on-going pension subsidies and certain building lease termination expenses, by the end of 2002 using cash generated from operations. Additional restructuring charges are anticipated during the first quarter of 2002.

         Affiliates of the Company accounted for under the equity method of accounting recorded restructuring charges of $9,986 ($6,591 after tax) during 2001. These charges include the closing of two plant locations and other miscellaneous restructuring activities and are included in "Equity in (loss) earnings of affiliates/minority interest in subsidiaries" in the Consolidated Statements of Income.

         Asset impairment charges included in the above noted 2001 restructuring charges resulted from the write-off/down of assets associated with 13 plant location closings, and nine other plant locations impacted by the restructuring. Impaired assets were written down to the lower of carrying amount or fair value, less estimated costs to sell, if applicable, and are summarized by segment as follows:


                                        Consumer         Industrial
                                        Segment            Segment            Total
------------------------------------------------------------------------------------
Write-off/down:
Impaired facilities                     $ 2,588            $  429            $ 3,017
Impaired equipment                        7,639             5,049             12,688
Facilities held for disposal                                  285                285
Equipment held for disposal                                   929                929
------------------------------------------------------------------------------------
Total                                   $10,227            $6,692            $16,919
====================================================================================

         As of December 31, 2001, all impaired assets are not held for sale and are anticipated to be abandoned or scrapped by the end of 2002. The effect of suspending depreciation on assets held for disposition was not material to the Consolidated Statement of Income for the year ended December 31, 2001.

4.       CASH AND CASH EQUIVALENTS

CASH EQUIVALENTS ARE COMPOSED OF HIGHLY LIQUID INVESTMENTS WITH AN ORIGINAL MATURITY OF THREE MONTHS OR LESS AND ARE RECORDED AT MARKET. At December 31, 2001 and 2000, outstanding checks of $32,897 and $20,780, respectively, were included in "Payable to suppliers" on the Consolidated Balance Sheets.

5.       INVENTORIES

INVENTORIES ARE STATED AT THE LOWER OF COST OR MARKET.

         The last-in, first-out (LIFO) method was used to determine costs of approximately 20% and 21% of total inventories at December 31, 2001 and 2000, respectively. The remaining inventories are determined on the first-in, first-out (FIFO) method.

         If the FIFO method of accounting had been used for all inventories, the totals would have been higher by $10,352 in 2001 and $9,447 in 2000.

6.       PROPERTY, PLANT AND EQUIPMENT

PLANT ASSETS REPRESENT THE ORIGINAL COST OF LAND, BUILDINGS AND EQUIPMENT LESS DEPRECIATION COMPUTED UNDER THE STRAIGHT-LINE METHOD OVER THE ESTIMATED USEFUL LIFE OF THE ASSET, AND ARE REVIEWED FOR IMPAIRMENT WHENEVER EVENTS INDICATE THE CARRYING VALUE MAY NOT BE RECOVERABLE.

         Equipment lives range from 3 to 11 years, buildings from 15 to 40 years.

         TIMBER RESOURCES ARE STATED AT COST. DEPLETION IS CHARGED TO OPERATIONS BASED ON THE NUMBER OF UNITS OF TIMBER CUT DURING THE YEAR.

Notes to Consolidated Financial Statements
(Dollars in thousands except per share data)


         Depreciation and depletion expense amounted to $146,020 in 2001, $138,648 in 2000, and $135,146 in 1999. Details at December 31 are as follows:


                                        2001                   2000
-----------------------------------------------------------------------
Land                                $    44,190             $    37,910
Timber resources                         35,183                  34,780
Buildings                               324,996                 307,496
Machinery and equipment               1,753,916               1,633,705
Construction in progress                 72,460                  83,125
-----------------------------------------------------------------------
                                      2,230,745               2,097,016
-----------------------------------------------------------------------
Accumulated depreciation
and depletion                        (1,221,801)             (1,123,546)
-----------------------------------------------------------------------
Property, plant and
equipment, net                      $ 1,008,944             $   973,470
=======================================================================


         Estimated costs for completion of authorized capital additions under construction totaled approximately $52,738 at December 31, 2001.

         Certain properties and equipment are leased under non-cancelable operating leases. Total rental expense under operating leases was approximately $38,990 in 2001, $37,600 in 2000, and $38,500 in 1999. Future minimum rentals under non-cancelable operating leases with terms of more than one year are as follows: 2002-$22,000, 2003-$17,400, 2004-$14,100, 2005-$10,600, 2006-$8,200,
and 2007 and thereafter-$15,400.

         Research and development costs charged to expense were $14 million in both 2001 and 2000, and $12 million in 1999.

7.       COST IN EXCESS OF FAIR VALUE OF ASSETS PURCHASED

Goodwill arising from business acquisitions was $138,000 in 2001, $3,800 in 2000 and $110,000 in 1999. Goodwill arising from business acquisitions through June 30, 2001, was amortized on a straight-line basis over periods ranging from 15 to 40 years. Goodwill arising from business acquisitions after June 30, 2001, ($129,068) was not amortized, in accordance with Statement of Financial Accounting Standards No. 142, `Goodwill and Other Intangible Assets' (FAS 142). THE COMPANY EVALUATES, AT EACH BALANCE SHEET DATE, THE RECOVERABILITY OF GOODWILL FOR EACH OPERATION HAVING A GOODWILL BALANCE. Amortization expense amounted to $12,554 in 2001, $12,168 in 2000, and $10,700 in 1999. Accumulated
amortization at December 31, 2001, 2000 and 1999 was $75,894, $66,370 and $58,934, respectively.

         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, `Business Combinations' (FAS 141), and FAS 142. FAS 141 supercedes Accounting Principles Board Opinion
(APB) No. 16, `Business Combinations.' The provisions of FAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. FAS 141 also requires that, upon adoption of FAS 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. FAS 142 supercedes APB 17, `Intangible Assets,' and is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of FAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) remove the 40-year limitation on the amortization period of intangible assets that have finite lives.

         The provisions of FAS 141 and FAS 142 also apply to equity-method investments made both before and after June 30, 2001. FAS 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for using the equity method (equity-method negative goodwill), and that was acquired prior to July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001, must be written-off immediately and recorded as an extraordinary gain, instead of being deferred and amortized. FAS 142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity-method investee that is recognized as goodwill.

         The provisions of FAS 142 will be adopted by the Company on January 1, 2002. The Company is in the process of preparing for its adoption of FAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to these reporting units. In connection with the adoption of FAS 142, the Company expects to reclassify goodwill of approximately $10,000 to intangible assets. The Company does not expect to reclassify any intangible assets to goodwill. In addition, the Company expects that it will no longer record approximately $11,000 annually of amortization relating to its existing goodwill and indefinite-lived intangibles, as adjusted for the reclassifications referred to above. The Company is also in the process of evaluating the useful lives of its existing intangible assets and anticipates that changes in the useful lives will not have a material impact on the results of its operations.

         FAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (also measured as of the beginning of the fiscal year in year of transition), if any, and must be completed by the end of the Company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process that compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of FAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests in 2002 will be reflected as the cumulative effect of a change in accounting principle. The Company has not yet determined what effect these impairment tests, or what additional effects the adoption of FAS 141 and FAS 142, will have on its financial statements.

8.       INVESTMENT IN LIFE INSURANCE

Corporate-owned life insurance (COLI) policies were used by the Company to aid in the financing of employee benefits and were recorded net of policy loans in "Other Assets" on the Consolidated Balance Sheets. The net pretax cost of COLI, including interest expense and excluding 2001 policy surrender charges of $7,026, was $1,397 in 2001, $1,615 in 2000, and $2,392 in 1999 and is included in "Selling, general and administrative expenses" in the Company's Consolidated Statements of Income.

         The related COLI interest expense was $3,043 in 2001, $10,058 in 2000, and $17,108 in 1999. Legislation was enacted in 1996 that began phasing out the tax deductibility of this interest. Accordingly, no deduction was taken in 2001, 2000 or 1999 for interest on policy loans. In April 2001, the Company surrendered its COLI policies as a result of a settlement with the Internal Revenue Service over deductibility of COLI loan interest. The surrender of these policies resulted in additional income taxes of $11,295 and other costs of $7,026. Other costs are included in "Other (income) expense, net" in the Company's Consolidated Statements of Income. See Note 13 for further details.

9.       DEBT

Debt at December 31 was as follows:



                                       2001                2000
-----------------------------------------------------------------
Commercial paper, average
 rate of 4.07% in 2001
 and 6.3% in 2000                    $158,000            $332,000
6.5% debentures due
 November 2013                        248,570
7.0% debentures due
 November 2004                        149,965             149,935
6.75% debentures due
 November 2010                         99,847              99,861
5.875% debentures due
 November 2003                         99,874              99,807
9.2% debentures due
 August 2021                           41,305              41,305
6.125% IRBs due June 2025              34,580              34,556
6.0% IRBs due April 2026               34,233              34,202
Foreign denominated debt,
 average rate of 11.5% in
 2001 and 10% in 2000                  34,599              45,411
Other notes                            20,837              20,564
-----------------------------------------------------------------
Total debt                            921,810             857,641
Less current portion and
 short-term notes                      35,849              45,556
-----------------------------------------------------------------
Long-term debt                       $885,961            $812,085
=================================================================

         The Company has authorized a commercial paper program totaling $450,000 and has fully committed bank lines of credit supporting the program by a like amount. These bank lines expire in the year 2002 but may be extended into 2003 under a term-out option. It is management's intent to maintain indefinitely line of credit agreements supporting the commercial paper program. Accordingly, commercial paper borrowings are classified as long-term debt.

         Certain of the Company's debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires that net worth at the end of each fiscal quarter be greater than $695,000 increased by 25% of net income after June 30, 2001, and decreased by stock purchases after July 18, 2001.

         In addition to the committed availability under the commercial paper program, unused short-term lines of credit for general Company purposes at December 31, 2001, were approximately $192,811 with interest at mutually agreed-upon rates.

         The approximate principal requirements of debt maturing in the next five years are: 2002-$35,849, 2003-$103,358, 2004-$153,659, 2005-$2,666, and
2006-$2,196.

Notes to Consolidated Financial Statements
(Dollars in thousands except per share data)


10.      FINANCIAL INSTRUMENTS

The following table sets forth the carrying amounts and fair values of the Company's significant financial instruments where the carrying amount differs from the fair value. The carrying amount of cash and cash equivalents, short-term debt and long-term variable-rate debt approximates fair value. The fair value of long-term debt is based on quoted market prices or by discounted future cash flows using interest rates available to the Company for issues with similar terms and average maturities.


                                   DECEMBER 31, 2001                          December 31, 2000
---------------------------------------------------------------------------------------------------------
                            CARRYING                FAIR                 Carrying                Fair
                            AMOUNT OF             VALUE OF               Amount of              Value of
                            LIABILITY             LIABILITY              Liability              Liability
---------------------------------------------------------------------------------------------------------
Long-term
debt                        $885,961               $882,554               $812,085               $798,949
=========================================================================================================

         As of January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, `Accounting for Derivative Instruments and Hedging Activities' (FAS 133), as amended by FAS 137 and FAS 138. The standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The Statement requires that changes in a derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement or to be deferred in accumulated other comprehensive income (loss), a component of shareholders' equity, until the hedged item is recognized in results of operations. The Company uses published market prices or estimated values based on current price quotes and a discounted cash flow model to estimate the fair market value of the swaps.

         The Company uses derivatives from time to time to manage the cost of certain raw materials, to mitigate exposure to foreign currency fluctuation, and to manage its exposure to fixed and variable interest rates within acceptable limits. The Company purchases commodities such as recovered paper, resins, metal, and energy generally at market or fixed prices that are established with the vendor as part of the purchase process for quantities expected to be consumed in the ordinary course of business. The Company may enter into commodity futures or swaps to reduce the effect of price fluctuations. In addition, the Company uses foreign currency forward contracts and other risk management instruments, including contractual provisions, to manage exposure to changes in foreign currency cash flows and the translation of monetary assets and liabilities on the Company's financial statements.

         In 2001, the Company entered into cash flow hedges to mitigate exposure to commodity and foreign exchange risks in 2001 through mid 2003. The fair market value of these derivatives as of December 31, 2001 was $825 after tax and will be reclassified to expense in the same periods the forecasted purchases or payments affect earnings. Based on the current amount of the derivative loss in other comprehensive loss, $667 after tax will be reclassified to expense in 2002. As a result of the high correlation between the hedged instruments and the underlying transactions, ineffectiveness did not have a material impact on the Company or on its Consolidated Statement of Income for the year ended December 31, 2001.

11.      STOCK PLANS

The Company has stock option plans under which common shares are reserved for sale to certain employees and nonemployee directors. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant and expire 10 years after the date of grant. There were 4,522,436 shares reserved for future grants at December 31, 2001.

         On December 31, 1998, the Company granted special one-time Centennial stock options of 100 shares to substantially all of its employees. These options are exercisable at the closing price of the shares on December 31, 1998, and expire after six years. A total of 1,035,800 options granted under the Centennial Share Program were outstanding at December 31, 2001.

         A summary of the status of the Company's stock option plans is presented below:


                                                        Option               Weighted-
                                                        Shares             Average Price
----------------------------------------------------------------------------------------
1999
Outstanding at beginning of year                      8,549,277               $24.17
Granted                                               1,341,031               $28.00
Exercised                                              (395,298)              $15.98
Canceled                                                (79,729)              $29.45
Outstanding at end of year                            9,415,281               $25.01
Options exercisable at end of year                    6,568,490               $23.33
----------------------------------------------------------------------------------------
2000
Granted                                               1,559,324               $19.70
Exercised                                              (441,679)              $19.42
Canceled                                               (577,083)              $27.16
Outstanding at end of year                            9,955,843               $24.31
Options exercisable at end of year                    8,408,319               $25.15
----------------------------------------------------------------------------------------
2001
Granted                                               1,748,603               $23.83
Exercised                                              (832,498)              $17.16
Canceled                                               (381,976)              $28.81
Outstanding at end of year                           10,489,972               $24.63
Options exercisable at end of year                    8,712,119               $24.87
========================================================================================

The weighted-average fair value of options granted was $4.79, $4.77 and $5.75 in 2001, 2000 and 1999, respectively.

         The following tables summarize information about stock options outstanding and stock options exercisable at December 31,2001:


                                               Options Outstanding
                            ---------------------------------------------------------
                                                     Weighted-              Weighted-
                                                      Average                Average
Range of                       Number                Remaining               Exercise
Exercise Prices             Outstanding           Contractual Life            Price
-------------------------------------------------------------------------------------
$14.59-$21.88                3,388,174               4.5 years               $19.75
$22.01-$24.95                3,625,725               6.7 years               $24.07
$25.00-$37.10                3,476,073               7.1 years               $31.85
                            ----------
$14.59-$37.10               10,489,972               6.1 years               $24.63
=====================================================================================

                                      Options Exercisable
                               ------------------------------------
                                                          Weighted-
                                                           Average
Range of                         Number                   Exercise
Exercise Prices                Outstanding                  Price
-------------------------------------------------------------------
$14.59-$21.88                   3,378,924                  $19.74
$22.01-$24.95                   1,930,880                  $24.29
$25.00-$37.10                   3,402,315                  $30.50
                                ---------
$14.59-$37.10                   8,712,119                  $24.87
===================================================================

         On December 31,2001, 2000, and 1999, the Company granted awards in the form of contingent share units to certain of its executives. The vesting of the awards, which can range from 247,000 to 989,000 shares, is tied to growth in earnings and improved capital effectiveness over a three-year period. None of the stock units will vest if the minimum objectives are not achieved.

         Since 1994, the Company has granted one-time awards of contingent shares to certain of the Company's executives. These awards vest over a five-year period with one-third vesting on the third, fourth and fifth anniversaries of the grant. An executive must be actively employed by the Company on the vesting date in order for shares to be issued. Once vested, these awards do not expire. As of December 31, 2001, a total of 418,307 contingent shares granted under this plan remain outstanding, 260,451 of which are vested. For the years ended December 31, 2001, 2000 and 1999, the Company recognized compensation expense of $1,137, $558 and $644, respectively, related to grants of these awards.

         AS PERMITTED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123, 'ACCOUNTING FOR STOCK-BASED COMPENSATION' (FAS 123), THE COMPANY HAS CHOSEN TO APPLY APB OPINION NO. 25, 'ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES,' AND RELATED INTERPRETATIONS IN ACCOUNTING FOR ITS PLANS. Had compensation cost for the Company's plans been determined consistent with the fair market value provisions of FAS 123, the Company's net income and net income per common share, on a diluted basis, would have been reduced to the pro forma amounts indicated below:


                                        2001                   2000                   1999
--------------------------------------------------------------------------------------------
Net income - as reported               $91,609               $166,298               $187,805
Net income - pro forma                  86,349                159,302                180,323
Earnings per share -
 as reported                               .96                   1.66                   1.83
Earnings per share -
 pro forma                                 .90                   1.59                   1.75
============================================================================================

         The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:


                                               2001                2000                1999
---------------------------------------------------------------------------------------------
Expected dividend yield                          2.6%                2.5%                2.4%
Expected stock price volatility                 20.3%               21.0%               20.3%
Risk-free interest rate                          4.9%                6.6%                4.8%
Expected life of options                      5 YEARS             5 years             5 years
=============================================================================================

12.      EMPLOYEE BENEFIT PLANS

The Company provides non-contributory defined benefit pension plans for substantially all its United States employees, as well as postretirement healthcare and life insurance benefits to the majority of its retirees,and their eligible dependents, in the United States and Canada.

         The Company also sponsors contributory pension plans covering the majority of the employees in the United Kingdom and Canada.

                  The components of net periodic benefit cost include the following:


                                            2001                 2000                 1999
--------------------------------------------------------------------------------------------
RETIREMENT PLANS
Service cost                              $ 14,965             $ 13,713             $ 16,897
Interest cost                               44,429               42,315               39,565
Expected return on plan assets             (62,748)             (69,361)             (61,257)
Amortization of net
 transition asset                             (435)                (384)                (444)
Amortization of prior
 service cost                                1,576                1,635                2,044
Amortization of net
 actuarial (gain) loss                         504               (3,335)                 461
Special termination
 benefit cost                                5,180                  979
Acquisitions                                    48
Effect of curtailment                                               348
--------------------------------------------------------------------------------------------
Net periodic benefit
 cost (income)                            $  3,519             $(14,090)            $ (2,734)
============================================================================================

RETIREE HEALTH AND LIFE
 INSURANCE PLANS
Service cost                              $  3,746             $  2,928             $  3,775
Interest cost                                9,438                8,155                8,372
Expected return on plan assets              (6,248)              (7,180)              (6,181)
Amortization of prior
 service cost                               (5,949)              (6,130)              (5,633)
Amortization of net
 actuarial loss                              4,139                1,595                1,257
Special termination
 benefit cost                                                        41
--------------------------------------------------------------------------------------------
Net periodic benefit
 cost (income)                            $  5,126             $   (591)            $  1,590
============================================================================================

Notes to Consolidated Financial Statements
(Dollars in thousands except per share data)


         The following tables set forth the plans' obligations and assets at December 31:


                                                                            Retiree Health and
                                     Retirement Plans                      Life Insurance Plans
                                2001                2000                 2001               2000
---------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT
 OBLIGATION
Benefit obligation
 at January 1                 $ 609,164           $ 563,565           $ 133,349           $ 102,572
Service cost                     14,965              13,713               3,746               2,928
Interest cost                    44,429              42,315               9,438               8,155
Plan participant
 contributions                    1,066                 954
Plan amendments                     359                 753                 742              (7,057)
Actuarial loss                   29,433              24,142              23,012              37,031
Benefits paid                   (36,185)            (36,932)             (9,799)            (10,743)
Special termination
 benefit cost                     5,180
Acquisitions                      5,316                                   3,569
Other                             3,290                 654              (2,806)                463
---------------------------------------------------------------------------------------------------
Benefit obligation
 at December 31               $ 677,017           $ 609,164           $ 161,251           $ 133,349
===================================================================================================
CHANGE IN
 PLAN ASSETS
Fair value of plan
 assets at January 1          $ 693,749           $ 772,036           $  75,596           $  82,383
Actual return on
 plan assets                    (52,011)            (43,883)             (4,604)             (4,380)
Company
 contributions                   18,912               4,564               1,228               8,539
Plan participant
 contributions                    1,066                 954
Benefits paid                   (36,185)            (36,932)             (9,799)            (10,743)
Acquisitions                      6,467
Other                            (3,049)             (2,990)               (207)               (203)
---------------------------------------------------------------------------------------------------
Fair value of
 plan assets at
 December 31                  $ 628,949           $ 693,749           $  62,214           $  75,596
===================================================================================================
RECONCILIATION OF
 FUNDED STATUS,
 DECEMBER 31
Funded status
 of plan                      $ (48,068)          $  84,585           $ (99,037)          $ (57,753)
Unrecognized net
 actuarial loss                 163,787              23,248              87,501              57,568
Unrecognized prior
 service cost                     9,663              10,959             (20,695)            (27,386)
Unrecognized
 net transition
 obligation                       4,971               3,939
---------------------------------------------------------------------------------------------------
Net amount
 recognized                   $ 130,353           $ 122,731           $ (32,231)          $ (27,571)
===================================================================================================


                                                            Retirement Plans
                                                      2001                     2000
--------------------------------------------------------------------------------------
TOTAL RECOGNIZED AMOUNTS IN THE
 CONSOLIDATED BALANCE SHEETS
Prepaid benefit cost included
 in other assets                                    $ 153,461                $ 147,728
Accrued benefit liability                             (54,505)                 (33,645)
Intangible asset                                        2,727                    2,889
Accumulated other comprehensive loss                   28,670                    5,759
--------------------------------------------------------------------------------------
Net amount recognized                               $ 130,353                $ 122,731
======================================================================================

         The projected benefit obligation (PBO), accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $53,897, $51,067 and $7,366, respectively, as of December 31, 2001, and $43,598, $41,014 and
$7,369, respectively, as of December 31, 2000.

         The weighted-average discount rate used in determining the PBO was 7.25% in 2001, 7.5% in 2000 and 7.75% in 1999. The assumed compensation increase was 4.1% for all years presented. The expected long-term rate of return on plan assets was 9.5% for all years presented. For purposes of the Retiree Health and Life Insurance Plans, the assumed healthcare cost trend rates were 12% beginning in 2001 and declining to 6% in 2008 and continuing into the future. Effective in 2003, the Company has amended its plans such that cost increases borne by the Company are limited to the Urban CPI. Increasing the assumed trend rate for healthcare costs by one percentage point would result in an increase in the accumulated postretirement benefit obligation (APBO) and total service and interest cost component of approximately $1,700 and $143, respectively. Decreasing the assumed trend rate for healthcare costs by one percentage point would result in a decrease in the APBO and total service and interest cost component of approximately $2,551 and $208, respectively.

         The Company also sponsors the Sonoco Savings Plan, a defined contribution retirement plan (formerly the Sonoco Employee Savings and Stock Ownership Plan). The plan provides that all eligible employees may contribute 1% to 16% of their gross pay, subject to regulations of the Internal Revenue Service, with 50% vesting after one year and 100% vesting after two years. In 2001, the Company made matching contributions of 50% on the first 6% of pretax and/or after-tax contributions as approved by the Company's Board of Directors. Beginning in 2002, the Company adopted the Internal Revenue Service "Safe Harbor" matching contributions and vesting provisions which provide 100% Company matching on the first 3% of pretax contributions, 50% Company matching on the next 2% of pretax contributions, and 100% immediate vesting. The plan also provides for contributions of 1% to 20% of gross pay beginning in 2002. The Company's contributions to the plan for 2001, 2000 and 1999 were $8,688, $7,734 and $7,191, respectively.

13.      INCOME TAXES

THE COMPANY PROVIDES FOR INCOME TAXES USING THE LIABILITY METHOD. UNDER THIS METHOD, DEFERRED TAX ASSETS AND LIABILITIES ARE DETERMINED BASED ON DIFFERENCES BETWEEN FINANCIAL REPORTING REQUIREMENTS AND TAX LAWS. ASSETS AND LIABILITIES ARE MEASURED USING THE ENACTED TAX RATES AND LAWS THAT WILL BE IN EFFECT WHEN THE DIFFERENCES ARE EXPECTED TO REVERSE.

         The provision for taxes on income for the years ended December 31 consists of the following:

                                   2001               2000                 1999
---------------------------------------------------------------------------------
Pretax income
Domestic                        $ 127,544           $ 206,928           $ 269,204
Foreign                            48,237              63,667              20,356
---------------------------------------------------------------------------------
 Total pretax income            $ 175,781           $ 270,595           $ 289,560
=================================================================================
Current
Federal                         $  40,664           $  64,321           $  68,927
State                               4,177              11,485               5,700
Foreign                            16,112              16,011              15,898
---------------------------------------------------------------------------------
 Total current                  $  60,953           $  91,817           $  90,525
=================================================================================
Deferred
Federal                         $  19,064           $  14,512           $  12,973
State                               2,056               4,079               2,410
Foreign                               885               1,591               2,677
---------------------------------------------------------------------------------
 Total deferred                 $  22,005           $  20,182           $  18,060
---------------------------------------------------------------------------------
Total taxes                     $  82,958           $ 111,999           $ 108,585
=================================================================================

         Cumulative deferred tax liabilities (assets) are comprised of the following at December 31:

                                              2001                   2000
---------------------------------------------------------------------------
Depreciation                               $   82,593            $   64,141
Employee benefits                              66,637                48,998
Other                                          25,699                35,752
---------------------------------------------------------------------------
 Gross deferred tax liabilities               174,929               148,891
---------------------------------------------------------------------------
Retiree health benefits                       (11,466)              (14,100)
Foreign loss carryforwards                     (7,293)              (10,397)
Capital loss carryforwards                    (11,160)              (11,160)
Employee benefits                             (26,899)              (24,599)
Accrued liabilities and other                 (30,670)              (15,201)
---------------------------------------------------------------------------
 Gross deferred tax assets                    (87,488)              (75,457)
---------------------------------------------------------------------------
Valuation allowance on
 deferred tax assets                           21,727                25,530
---------------------------------------------------------------------------
 Total deferred taxes, net                 $  109,168            $   98,964
===========================================================================

         The net change in the valuation allowance for deferred tax assets is a net decrease of $3,803 in 2001, compared with a net decrease of $2,407 in 2000. The decrease of $3,803 is related primarily to realization of net operating loss carryforwards of foreign subsidiaries.

         Approximately $25,000 of foreign subsidiary net operating loss carryforwards remain at December 31,2001. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carryforwards, approximately $13,000 have no expiration date. The remaining loss carryforwards expire at various dates in the future.

         A reconciliation of the United States federal statutory tax rate to the actual consolidated tax expense is as follows:

                                           2001                             2000                                1999
------------------------------------------------------------------------------------------------------------------------------
Statutory tax rate                $61,523        35.0%        $  94,708             35.0%            $101,346           35.0%
State income taxes, net
 of federal tax benefit             4,096         2.3             6,672              2.5                5,272            1.8
Goodwill                            1,508          .9             1,960               .7                1,166             .4
Asset impairment and
 dispositions                                                       500               .2               (1,225)           (.4)
COLI                               14,613         8.3            12,565              4.6                  837             .3
Other, net                          1,218          .7            (4,406)            (1.6)               1,189             .4
------------------------------------------------------------------------------------------------------------------------------
 Total taxes                    $  82,958        47.2%        $ 111,999             41.4%           $ 108,585           37.5%
==============================================================================================================================

         Undistributed earnings of international subsidiaries totaled $121,779 at December 31, 2001. Deferred taxes have been provided on the undistributed earnings, except for amounts that the Company considers to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries sold, these earnings could become subject to tax.

         At December 31, 2001, the Company had a capital loss carryforward of approximately $32,000 for income tax purposes that expires in the year ending December 31, 2003. The carryforward results from losses incurred on stock divestitures in prior years. For financial reporting purposes, a valuation allowance was provided for the full amount of the deferred tax benefit related to this carryforward.

         During 2001, the Company reached a settlement with the Internal Revenue Service (IRS) regarding its examination for the years 1993 through 1995 and, the deductibility of interest arising from Corporate-Owned Life Insurance (COLI) for the years 1993 through 1998. Furthermore, the Company reached agreement with the IRS regarding the taxation arising from the surrender in 2001 of the COLI policies. The Company recorded $14,613 of additional income tax in 2001 related to COLI, $11,295 of which was related to the surrender of these policies. Currently, the Company's federal tax returns for the years 1996 through 1998 are under examination. The Company believes it has made adequate provisions for income taxes that may become payable with respect to these years.

14. COMMITMENTS AND CONTINGENCIES

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

Notes to Consolidated Financial Statements
(Dollars in thousands except per share data)


         The Company has been named as a potentially responsible party at several environmentally contaminated sites, located primarily in the northeastern United States, owned by third parties. These sites represent the Company's largest potential environmental liabilities. The Company accrued approximately $7,220 and $4,000 as of December 31, 2001 and 2000, respectively, related to these contingencies. Due to the complexity of determining clean-up costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined. Furthermore, all of the sites are also the responsibility of other parties. The Company's liability, if any, is shared with such other parties, but the Company's share has not been finally determined in most cases. In some cases, the Company has cost-sharing agreements with other potentially responsible parties with respect to a particular site. Such agreements relate to the sharing of legal defense costs or clean-up costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost-sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away. Accordingly, a reliable estimate of the ultimate cost to the Company with respect to such sites cannot be determined. COSTS, HOWEVER, ARE ACCRUED AS NECESSARY ONCE REASONABLE ESTIMATES ARE DETERMINED. ACCRUED AMOUNTS ARE NOT DISCOUNTED. Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management's opinion that such costs, when finally determined, will not have an adverse material effect on the consolidated financial position of the Company.

15.      SHAREHOLDERS' EQUITY

STOCK REPURCHASES

On February 7, 2001, the Board of Directors approved a new stock repurchase program authorizing the repurchase of up to 5,000,000 shares of the Company's common stock. No shares were repurchased under this program in 2001. Under previous authorizations, the Company repurchased 92,400 shares in the second quarter of 2001 and 560 shares in the fourth quarter of 2001, for a total of 92,960 shares repurchased in 2001. The total cost of the shares repurchased in 2001 was $2,055 for an average price of $22.11 per share. In 2000, the Company repurchased 7,133,200 shares of its common stock at a total cost of $138,012, for an average price of $19.35 per share. In 1999, the Company repurchased 598,463 shares of its common stock at a total cost of $13,045, for an average price of $21.80 per share. At December 31, 2001, the Company had authorizations to repurchase approximately 5,300,000 shares of common stock.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                 2001                 2000                 1999
--------------------------------------------------------------------------------------------------
Numerator:
   Net income                                  $  91,609            $ 166,298            $ 187,805
--------------------------------------------------------------------------------------------------
Denominator:
   Average common
       shares outstanding                         95,370               99,725              101,886
   Dilutive effect of
       employee stock options                        437                  175                  894
--------------------------------------------------------------------------------------------------
   Diluted outstanding shares                     95,807               99,900              102,780
Net income per common share
   Basic                                       $     .96            $    1.67            $    1.84
   Diluted                                     $     .96            $    1.66            $    1.83
==================================================================================================

         Stock options to purchase approximately 3,605, 7,287 and 3,426 shares for 2001, 2000 and 1999, respectively, were not dilutive and therefore were not included in the computations of diluted income per common share amounts. No adjustments were made to reported net income in the computation of earnings per share.

16.      COMPREHENSIVE INCOME

The following table summarizes the components of accumulated other comprehensive income (loss) and the changes in accumulated comprehensive income (loss), net of tax, for the years ended December 31, 2001 and 2000:

                                          Foreign               Minimum                                  Accumulated
                                         Currency               Pension                                     Other
                                        Translation            Liability                                Comprehensive
                                        Adjustments           Adjustments              Other                 Loss
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000              $ (118,882)           $   (4,126)                                $ (123,008)
Change during 2000                         (49,933)                  538                                    (49,395)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000              (168,815)               (3,588)                                  (172,403)
Change during 2001                          (8,827)              (15,914)              $ (825)              (25,566)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001            $ (177,642)           $  (19,502)              $ (825)           $ (197,969)
======================================================================================================================

         The cumulative tax benefit of the Minimum Pension Liability Adjustments was $9,168 and $2,171 in 2001 and 2000, respectively. Additionally, the tax benefit of Other items was $496 in 2001.

17.      FINANCIAL REPORTING FOR BUSINESS SEGMENTS

Sonoco reports its results in two primary segments, Industrial Packaging and Consumer Packaging. The Industrial Packaging segment includes the following products: high performance paper, plastic and composite engineered carriers; paperboard; wood, metal and composite reels for wire and cable packaging; fiber-based construction tubes and forms; custom designed protective packaging; and supply chain management capabilities. The Consumer Packaging segment includes the following products: round and shaped composite cans, printed flexible packaging and high density film products. This segment also includes specialty packaging and packaging services; and the United Kingdom labels operation sold in 1999.

  Years ended                                Industrial         Consumer
  December 31                                Packaging          Packaging        Corporate        Consolidated
------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE
     2001                                    $1,733,203         $1,329,950                          $3,063,153
     2000                                     1,492,772          1,260,692                           2,753,464
     1999                                     1,415,469          1,174,809                           2,590,278
INTERSEGMENT SALES(1)
     2001                                    $   38,053                                             $   38,053
     2000                                        41,971                                                 41,971
     1999                                        43,544                                                 43,544
SALES TO UNAFFILIATED CUSTOMERS
     2001                                    $1,309,957         $1,296,319                          $2,606,276
     2000                                     1,450,801          1,260,692                           2,711,493
     1999                                     1,371,925          1,174,809                           2,546,734
OPERATING PROFIT(2)
     2001                                    $  143,805         $   90,967         $(58,991)        $  175,781
     2000                                       212,560            119,344          (61,309)           270,595
     1999                                       188,704            148,008          (47,152)           289,560
IDENTIFIABLE ASSETS(3)
     2001                                    $1,191,569         $  762,728         $397,900         $2,352,197
     2000                                     1,126,079            675,708          410,824          2,212,611
     1999                                     1,208,056            706,052          382,912          2,297,020
DEPRECIATION, DEPLETION AND AMORTIZATION
     2001                                    $   93,998         $   64,576                          $  158,574
     2000                                        92,799             58,017                             150,816
     1999                                        91,235             54,611                             145,846
CAPITAL EXPENDITURES
     2001                                    $   57,527         $   44,456                          $  101,983
     2000                                        67,426             49,725                             117,151
     1999                                        81,093             54,635                             135,728
------------------------------------------------------------------------------------------------------------------

(1)  Intersegment sales are recorded at a market-related transfer price.

(2) Industrial Packaging's 2001 and 2000 operating profit include restructuring charges of $(23,603) and $(1,155), respectively; 2001 includes a gain on net legal settlements of $7,252. Consumer Packaging's 2001 and 2000 operating profit include restructuring charges of $(26,399) and $(4,071), respectively; 2000 and 1999 include gains on the sales of divested businesses of $5,182 and $3,500, respectively. Interest expense and interest income are excluded from operating profit by segment and are shown under Corporate. Corporate's 2001 operating profit include a $(7,026) corporate-owned life insurance adjustment and a $(3,549) restructuring charge; 2000 operating profit includes a $(5,499) executive severance charge.

(3) Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facilities and prepaid expenses.

GEOGRAPHIC REGIONS

Sales to unaffiliated customers and long-lived assets by geographic region are as follows:

                                  2001                 2000                 1999
------------------------------------------------------------------------------------
SALES TO UNAFFILIATED
 CUSTOMERS
   United States              $ 1,877,589          $ 1,981,178        $ 1,881,472
   Europe                         300,541              298,419            313,457
   Canada                         207,802              215,226            162,574
   All other                      220,344              216,670            189,231
------------------------------------------------------------------------------------
   Total                      $ 2,606,276          $ 2,711,493        $ 2,546,734
------------------------------------------------------------------------------------
LONG-LIVED ASSETS
   United States              $   957,868          $   794,053        $   821,291
   Europe                         170,764              159,778            185,336
   Canada                         128,846              129,373            135,602
   All other                      111,179              126,999            144,854
------------------------------------------------------------------------------------
   Total                      $ 1,368,657          $ 1,210,203        $ 1,287,083
====================================================================================

18.      NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. The Company has not yet determined what effect, if any, this statement will have on its financial statements.

         Also in August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This new statement also supersedes certain aspects of APB 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business. FAS 144 will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred (rather than as of the measurement date as presently required by APB 30). In addition, more dispositions may qualify for discontinued operations treatment. The provisions of this statement are required to be applied for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not expect the adoption of FAS 144 to have a material effect on its financial statements.

         See Note 7 for disclosures regarding the adoptions of FAS 141 and FAS 142.

Selected Eleven-Year Financial Data (Unaudited)
(Dollars and shares in thousands except per share data)


Years ended December 31                         2001            2000             1999             1998              1997
--------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                   $2,606,276       $2,711,493       $2,546,734       $2,557,917       $2,847,831
Cost of sales and operating expenses         2,328,754        2,379,545        2,213,522        2,269,810        2,505,531
Interest expense                                52,217           59,604           52,466           54,779           57,194
Interest income                                 (3,800)          (3,794)          (5,314)          (5,916)          (4,971)
Unusual items(1)                                53,324            5,543           (3,500)        (100,354)         226,358
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                     175,781          270,595          289,560          339,598           63,719
Provision for income taxes(3)                   82,958          111,999          108,585          153,989           60,111
Equity in earnings of affiliates/
  Minority interest(4)                          (1,214)           7,702            6,830            6,387             (991)
--------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of
  changes in accounting principles
  and extraordinary loss                        91,609          166,298          187,805          191,996            2,617
Cumulative effect of changes in
  accounting principles (FAS 106
  and FAS 109)
Extraordinary loss, net of income
  tax benefit                                                                                     (11,753)
--------------------------------------------------------------------------------------------------------------------------------
Net income                                      91,609          166,298          187,805          180,243            2,617
Preferred dividends                                                                                                 (3,061)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to
  common shareholders                       $   91,609       $  166,298       $  187,805       $  180,243       $     (444)
================================================================================================================================
Per common share
  Net income available to
     common shareholders:
     Basic                                         .96             1.67             1.84             1.76              .00
     Diluted                                       .96             1.66             1.83             1.73              .00
  Cash dividends - common                          .80              .79              .75             .704             .641
Average common shares outstanding:
     Basic                                      95,370           99,725          101,886          102,632          100,981
     Diluted                                    95,807           99,900          102,780          104,275          107,350
Actual common shares outstanding at
  December 31                                   95,713           95,006          101,448          101,683          105,417
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Net working capital                            204,899          258,713          306,450          225,347          438,896
Property, plant and equipment, net           1,008,944          973,470        1,032,503        1,013,843          939,542
Total assets                                 2,352,197        2,212,611        2,297,020        2,082,983        2,159,932
Total debt                                     921,810          857,641          904,137          783,632          796,359
Shareholders' equity                           804,122          801,471          901,220          821,592          848,819
Current ratio                                      1.4              1.6              1.7              1.5              2.0
Total debt to total capital(2)                    49.3%            48.5%            47.5%            46.7%            46.1%
Book value per common share                       8.40             8.44             8.88             8.08             8.05
--------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Depreciation, depletion and
  amortization expense                         158,574          150,816          145,846          145,669          153,524
Cash dividends declared-common                  76,080           78,718           76,434           72,028           64,639
Market price per common share (ending)           26.58            21.63            22.75            29.63            31.54
Return on total equity (including
  preferred stock)(1)                             11.5%            19.1%            21.9%            22.0%              .3%
Return on net sales(1)                             3.5%             6.1%             7.4%             7.0%              .0%
================================================================================================================================


Years ended December 31                       1996            1995          1994           1993           1992           1991
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                  $2,788,075     $2,706,173     $2,300,127     $1,947,224     $1,838,026     $1,697,058
Cost of sales and operating expenses        2,458,710      2,396,284      2,055,734      1,734,980      1,641,075      1,528,543
Interest expense                               55,481         44,004         35,861         31,154         30,364         28,186
Interest income                                (6,191)        (4,905)        (2,398)        (6,017)        (6,416)        (6,870)
Unusual items(1)                                                                            (5,800)        42,000         (8,525)
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                    280,075        270,790        210,930        192,907        131,003        155,724
Provision for income taxes(3)                 107,433        106,640         82,500         75,200         51,800         63,600
Equity in earnings of affiliates/
  Minority interest(4)                         (1,771)           369          1,419          1,127          2,048          2,681
-----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of
  changes in accounting principles
  and extraordinary loss                      170,871        164,519        129,849        118,834         81,251         94,805
Cumulative effect of changes in
  accounting principles (FAS 106
  and FAS 109)                                                                                            (37,892)
Extraordinary loss, net of income
  tax benefit
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                    170,871        164,519        129,849        118,834         43,359         94,805
Preferred dividends                            (7,196)        (7,763)        (7,763)        (1,264)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to
  common shareholders                      $  163,675     $  156,756     $  122,086     $  117,570     $   43,359     $   94,805
===================================================================================================================================
Per common share
  Net income available to
     common shareholders:
     Basic                                       1.64           1.56           1.21           1.17            .43            .95
     Diluted                                     1.58           1.49           1.19           1.08            .43            .95
  Cash dividends - common                        .586           .524           .481           .459           .425           .398
Average common shares outstanding:
     Basic                                     99,564        100,253        100,590        100,849        100,176         99,682
     Diluted                                  108,487        110,111        109,420        109,711        101,112        100,225
Actual common shares outstanding at
  December 31                                  98,850        100,229        100,379        101,001        100,651         99,897
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Net working capital                           262,533        229,328        222,068        209,932        152,478        163,860
Property, plant and equipment, net            995,415        865,629        763,109        737,154        614,018        580,787
Total assets                                2,365,896      2,098,157      1,821,414      1,696,349      1,241,783      1,135,940
Total debt                                    893,088        686,792        547,380        515,826        316,010        283,199
Shareholders' equity                          920,613        918,749        832,218        788,364        561,890        562,306
Current ratio                                     1.6            1.5            1.6            1.7            1.5            1.6
Total debt to total capital(2)                   47.2%          39.6%          38.1%          38.0%          35.1%          30.6%
Book value per common share                      8.10           7.45           6.57           6.10           5.58           5.63
-----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Depreciation, depletion and
  amortization expense                        142,927        125,836        112,797         95,745         83,309         76,561
Cash dividends declared-common                 58,480         53,145         48,287         46,333         42,443         39,703
Market price per common share (ending)          23.53          23.86          18.94          19.05          20.67          14.94
Return on total equity (including
  preferred stock)(1)                            18.3%          18.7%          16.0%          19.0%          13.7%          17.8%
Return on net sales(1)                            6.1%           6.1%           5.6%           6.1%           4.4%           5.6%
===================================================================================================================================

(1) 2001 data reflects net one-time charges of $53,324 pretax, or $50,403 after tax, for the net gain from legal settlements, corporate-owned-life insurance (COLI) and restructuring costs. 2000 data reflects net one-time charges of $5,543 pretax, or $1,372 after tax, for the net gain on the sales of divested businesses, restructuring costs and executive severance charges. 1999 data reflects the gain on the sale of divested businesses of $(3,500). 1998 data reflects the net gain on the sale of divested businesses of $(100,354) pretax, or $(41,554) after tax. 1997 data reflects the asset impairment charge of $226,358 pretax, or $174,500 after tax. Included in 1993 and 1991 were gains from the early repayment of a note in 1991. Also includes restructuring charges of $42,000 pretax, or $25,000 after tax, in 1992.

(2) Debt levels for 1995 through 2000 have been adjusted for cash related to the issuance of restricted-purpose bonds.

(3) The provision for income taxes in 2001 and 2000 include $14,613 and $12,000, respectively, related to COLI.

(4) 2001 includes restructuring charges of $9,986, pretax, and $6,591 after tax.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors of
Sonoco Products Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows (appearing on pages 36 through 49 of this report) present fairly, in all material respects, the consolidated financial position of Sonoco Products Company at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/  PricewaterhouseCoopers LLP
-----------------------------------------
PricewaterhouseCoopers LLP
Charlotte, North Carolina
January 31, 2002


                                     [PHOTO]


                          Seated (L-R): Charlie Coker,
                             Caleb Fort, Ed Lawton,
                                 Thomas Whiddon,
                              Bob Brown, Dona Young
                                 and Fitz Coker.
                              Standing (L-R): Alan
                           Dickson, Charlie Bradshaw,
                              Harris DeLoach, Paul
                              Fulton, Hugh McColl,
                            Tom Coxe, Bernard Kasriel
                                and James Coker.

REPORT OF MANAGEMENT

The management of Sonoco Products Company is responsible for the integrity and objectivity of the financial statements and other financial information included in this annual report. These statements have been prepared in conformity with generally accepted accounting principles in the United States of America.

         Sonoco's accounting systems are supported by internal control systems augmented by written policies, internal audits and the selection and training of qualified personnel.

         The Board of Directors, through its Audit Committee consisting of outside directors, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. This committee meets periodically with management, the internal auditors and the independent accountants to assure each is carrying out its responsibilities.

         PricewaterhouseCoopers LLP, independent accountants, have audited the financial statements, and their report is herein.


/s/ Charles J. Hupfer
------------------------------------
Charles J. Hupfer
Vice President, Treasurer, Corporate Secretary
and Chief Financial Officer

BOARD OF DIRECTORS

CHARLES W. COKER, 68
Chairman of the Board since 1990. Formerly Chairman & Chief Executive Officer 1990-1998. Served on Board since 1962.

CHARLES J. BRADSHAW, 65
President & Director, Bradshaw Investments, Inc. (private investments), Georgetown, S.C., since 1986. Served on Board since 1986. Member of the Audit & Compensation Committees.

ROBERT J. BROWN, 67
Founder, Chairman & Chief Executive Officer of B&C Associates (a public relations and marketing research firm), High Point, N.C., since 1973. Served on Board since 1993. Member of the Audit & Employee/Public Responsibility Committees.

FITZ L.H. COKER, 66
Retired, formerly Sr. Vice President 1976-1979. Served on Board since 1964. Member of the Employee/Public Responsibility Committee.

JAMES L. COKER, 61
President, JLC Enterprises (private investments), Stonington, Conn., since 1979. Served on Board since 1969. Member of the Employee/Public Responsibility & Audit Committees.

THOMAS C. COXE, III, 71
Retired, formerly Sr. Executive Vice President 1993-1996. Served on Board since 1982. Member of the Employee/Public Responsibility & Corporate Governance Committees.

HARRIS E. DELOACH, JR., 57
President & Chief Executive Officer since 2000. Served on Board since 1998.

ALAN T. DICKSON, 70
Chairman, Ruddick Corporation (a diversified holding company), Charlotte, N.C., since 1994. Served on Board since 1981. Member of the Compensation, Corporate Governance & Executive Committees.

CALEB C. FORT, 40
Principal & Co-Chairman, The Merit Group, Inc. (supplier to the paint and wallcovering industries), Spartanburg, S.C., since 1990. Served on the Board since July 2001. Member of Employee/Public Responsibility Committee.

PAUL FULTON, 67
Chairman, Bassett Furniture Industries, Bassett, Va., since 2000. Formerly Dean, Kenan-Flagler Business School, University of N.C., Chapel Hill, N.C., 1993-1997. Served on Board since 1989. Member of the Compensation, Audit & Corporate Governance Committees.

BERNARD L.M. KASRIEL, 55
Vice Chairman & Chief Operating Officer, Lafarge (a construction materials group), Paris, France, since 1995. Served on Board since 1995. Member of the Audit, Corporate Governance & Compensation Committees.

EDGAR H. LAWTON, III, 41
President & Treasurer, Hartsville Oil Mill (a vegetable oil processor), Darlington, S.C., since 2000. Served on Board since July 2001. Member of the Audit Committee.

HUGH L. MCCOLL, JR., 66
Chairman, McColl Brothers Lockwood (private bankers), Charlotte, N.C., since 2001. Formerly Chairman & Chief Executive Officer, Bank of America Corporation, Charlotte, N.C., 1983-2001. Served on Board since 1972. Member of the Compensation & Executive Committees.

THOMAS E. WHIDDON, 49
Executive Vice President-Logistics and Technology, Lowe's Companies, Inc., North Wilkesboro, N.C., since 2000. Served on Board since February 2001. Member of Audit & Employee/Public Responsibility Committees.

DONA DAVIS YOUNG, 48
President & Chief Operating Officer, The Phoenix Companies, Inc., Hartford, Conn., since 2001. Served on Board since 1995. Member of the Employee/Public Responsibility, Compensation & Corporate Governance Committees.


                                    [PHOTO[

EXECUTIVE COMMITTEE

Officers

HARRIS E. DELOACH, JR., 57
President & Chief Executive Officer since 2000. Previously Sr. Executive Vice President & Chief Operating Officer 1999-2000; Sr. Executive Vice President-Global Industrial Products/Paper/Molded Plastics 1999; Executive Vice President-High Density Film, Industrial Container, Fibre Partitions, Protective Packaging, Sonoco Crellin & Baker Reels 1996-1999. Joined Sonoco in 1985.

JIM C. BOWEN, 51
Sr. Vice President-Global Paper Operations. Previously Vice President & General Manager, Paper; Vice President-Manufacturing North America, Paper 1994-1997; Director of Manufacturing 1993-1994. Joined Sonoco in 1972.

ALLAN V. CECIL, 60
Vice President-Investor Relations & Corporate Affairs. Previously Vice President-Investor Relations & Corporate Communications 1996-1998. Prior experience: Vice President-Corporate Communications & Investor Relations, National Gypsum and Mesa Petroleum Co. Joined Sonoco in 1996.

CYNTHIA A. HARTLEY, 53
Vice President-Human Resources. Previously Vice President-Human Resources, National Gypsum Company and Dames & Moore and previous experience with Continental Can Company. Joined Sonoco in 1995.

RONALD E. HOLLEY, 59
Sr. Vice President-Global Industrial Products. Previously Vice President-Industrial Products, N.A. 1999-2000; Vice President-High Density Film Products 1993-1999; Vice President-Total Quality Management 1990-1993; Joined Sonoco in 1964.

HARRY J. MORAN, 69
Executive Vice President responsible for Folding Cartons, Protective Packaging, High Density/Film, Coasters and Glass Covers, Wire and Cable Reels, Graphics Management, and Packaging Services. Previously Executive Vice President-Consumer Packaging 1996-1998; Group Vice President-Consumer Packaging 1993-1996. Joined Sonoco in 1983.

EDDIE L. SMITH, 50
Vice President-Flexible Packaging. Previously Division Vice President/General Manager-Flexible Packaging 1996-1998; Division Vice President-Consumer Products, Europe 1994-1996. Joined Sonoco in 1971.

CHARLES L. SULLIVAN, JR., 58
Sr. Vice President-Global Consumer Products. Previously Regional Director for Cargill Asia/Pacific. Joined Sonoco in 2000.


                                    [PHOTO]


                         Seated (L-R): Charles Sullivan,
                           Harris DeLoach, Allan Cecil
                                and Eddie Smith.
                                 Standing (L-R):
                                  Harry Moran,
                                 Cindy Hartley,
                                  Jim Bowen and
                                 Ronnie Holley.

OFFICERS

Corporate

BERNARD W. CAMPBELL, 52
Vice President-Information Services. Previously Staff Vice President-Information Services 1991-1996; Director-Corporate Information Services 1990-1991. Joined Sonoco in 1988.

LARRY O. GANTT, 64
Vice President-Operating Excellence. Previously Staff Vice President-Operating Excellence 1997-2000; Division Vice President-Global Operations, Consumer Products 1994-1997; Division Vice President-Manufacturing, Consumer Products. Joined Sonoco in 1963.

CHARLES J. HUPFER, 55
Vice President-Treasurer, Corporate Secretary &Chief Financial Officer. Previously Treasurer 1988-1995; Director of Tax & Audit 1985-1988; Director-International Finance & Accounting 1980-1985. Joined Sonoco in 1975.

KEVIN P. MAHONEY, 46
Vice President-Corporate Planning. Previously Staff Vice President-Corporate Planning 1996-2000. Joined Sonoco in 1987.

CHARLES F. PATERNO, 45
Vice President-Industrial Products/Paper, Europe. Previously Division Vice President-Industrial Products/Paper, Europe 1996-1998; President-Sonoco Limited 1994-1995. Joined Sonoco in 1983.

J.C. RHODES, 63
Vice President-International Operations-Latin America, Australia & Director of Operations-Asia. Previously Division Vice President-Operations Support 1996-1998. Joined Sonoco in 1961.

M. JACK SANDERS, 48
Vice President-Industrial Products, N.A. Previously Division Vice
President/General Manager, Protective Packaging 1998-2001; General Manager-Protective Packaging 1991-1998. Joined Sonoco in 1987.


Division & Staff

JAMES A. ALBRIGHT, PHD, 57
Staff Vice President-Technology, Global Consumer Products. Joined Sonoco in
1992.

VICKI B. ARTHUR, 44
Staff Vice President-Corporate Controller. Joined Sonoco in 1984.

KEVIN E. BRYANS, 44
Division Vice President/Managing Director-Industrial Products/Paper, Sonoco Asia. Joined Sonoco in 1981.

MICHAEL W. BULLINGTON, 54
Staff Vice President-Global Controller, Consumer Products. Joined Sonoco in
1983.

CHARLES W. COKER, JR., 42
Division Vice President/General Manager-Protective Packaging. Joined Sonoco in 1981.

THOMAS L. COKER, 37
Division Vice President-Consumer Products, Europe. Joined Sonoco in 1987.

H. WILLIAM FROEBER, 51
Division Vice President-Flexible Packaging. Joined Sonoco in 1995.

RODGER D. FULLER, 40
Division Vice President-Consumer Products, N.A. Joined Sonoco in 1985.

TERRY GERHARDT, PHD, 51
Staff Vice President-Corporate Technology. Joined Sonoco in 1985.

DONALD M. GORE, 52
Division Vice President-Sales, Industrial Products, N.A. Joined Sonoco in 1972.

JOHN M. GRUPS, 51
Division Vice President-Global Operations, Consumer Products. Joined Sonoco in 1976.

E.A. HARRIS, 55
Division Vice President-Industrial Products/Paper, S.A./General Manager-Consumer Products, S.A. Joined Sonoco in 1969.

DANIEL G. HAUSE, 53
Division Vice President-Manufacturing, Industrial Products. Joined Sonoco in
1970.

LINDA O. HILL, 53
Staff Vice President-Global Technology. Joined Sonoco in 1966.

R. JIM HINES, 51
Division Vice President-Recovered Paper. Joined Sonoco in 1980.

JOHN D. HORTON, 59
Division Vice President-Sales & Marketing, High Density Film. Joined Sonoco in 1972.

LESLIE H. LAK, 53
Division Vice President-Molded Plastics. Joined Sonoco in 1973.

JOSEPH A. LUCAS, 62
Division Vice President-Sales, Consumer Products. Joined Sonoco in 1998.

KENNETH B. MASON, 50
Staff Vice President-Human Resources, Industrial Products. Joined Sonoco in
1980.

JAMES C. MILLER, 49
Staff Vice President-Engineering & Technology, High Density Film. Joined Sonoco in 1983.

MARTY F. PIGNONE, 45
Division Vice President-Paper, N.A. Joined Sonoco in 1997.

ROBERT L. PUECHL, 46
Division Vice President-Manufacturing, High Density Film. Joined Sonoco in
1986.

CHARLES W. REID, 63
Division Vice President/General Manager, Sonoco Baker Reels. Rejoined Sonoco in 1988.

BRAD D. ROSS, 42
Division Vice President/General Manager, Packaging Services. Joined Sonoco in 1986.

BARRY L. SAUNDERS, 42
Staff Vice President-Global Controller, Industrial Products. Joined Sonoco in 1989.

JAMES H. SHELLEY, 58
Staff Vice President-Employee Relations & Labor Counsel. Joined Sonoco in 1969.

TERRY E. SUELTMAN, 55
Staff Vice President-Corporate Purchasing & Logistics. Joined Sonoco in 2001.

DAVID THORNELY, 57
Managing Director-Sonoco Australasia. Joined Sonoco in 1991.

REX E. VARN, 43
Division Vice President/General Manager-High Density Film. Joined Sonoco in
1980.

SHAREHOLDER INFORMATION

SONOCO STOCK
Sonoco stock is traded on the New York Stock Exchange - Symbol:SON

CORPORATE OFFICES
North Second Street
Hartsville, SC 29550-3305
+843-383-7000
Fax: +843-383-7008
Web site:www.sonoco.com

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Bank of America Corporate Center
1000 North Tryon Street
Suite 5400
Charlotte, NC 28202-4015

LEGAL COUNSEL
Haynsworth Sinkler Boyd, P.A.
P.O. Box 11889
Columbia, SC 29211-1889

SHAREHOLDER SERVICES
Sonoco - B01
North Second Street
Hartsville, SC 29550-3305
+843-383-7864

INVESTOR RELATIONS
& CORPORATE AFFAIRS
Sonoco - A46
North Second Street
Hartsville, SC 29550-3305
+843-383-7635
Fax: +843-383-7478

ANNUAL MEETING
OF SONOCO SHAREHOLDERS
The annual meeting of shareholders will be held at 11:00 a.m., Wednesday, April 17, 2002, at:
   Center Theater
   212 North Fifth Street
   Hartsville, SC 29550

SONOCO NEWS RELEASES
Recent news releases are available on our Web site at www.sonoco.com.

FORM 10-K AVAILABLE
A copy of the Company's annual report on Form 10-K filed with the Securities & Exchange Commission may be obtained by shareholders without charge after April 1, 2002, by writing to:
   Sonoco - A09
   Corporate Communications
   North Second Street
   Hartsville, SC 29550-3305

SHARE ACCOUNT SERVICES
Direct Investment
Dividend Reinvestment
Direct Deposit of Dividends
Transfer Agent
Internet Account Access
Electronic Delivery of Financial
   Information to Shareholders
For more information on any
of these services contact:
   EquiServe-WSS
   P.O. Box 43012
   Providence, RI 02940-3012
   1-800-633-4236
   Web site:www.equiserve.com

STOCK TRANSFERS
Requests should be sent to:
   EquiServe-WSS
   P.O. Box 43012
   Providence, RI 02940-3012

LOGOS/TRADEMARKS
The owner of Sonoco's registered logo and other Company trademarks is:
   SPC Resources, Inc.
   1403 Foulk Road, Suite 102
   Foulkstone Place
   Wilmington, DE 19803-2788