Form 10-K, Exhibit 13
period 2002-12-31
SONOCO PRODUCTS CO
filed 2003-03-07
CIK 91767

Sonoco 2002 Annual Report

Building for Sustainable Growth

SHAREHOLDER RETURN
SALES
CASH FLOW
PRODUCTIVITY
PRODUCT INNOVATION
ACQUISITIONS
DIVIDENDS

SONOCO

Sonoco 2002 Annual Report
Building for
Sustainable Growth

Founded in 1899, Sonoco today serves industrial and consumer customers in 85 nations.

     From our headquarters in Hartsville, South Carolina, United States, and from more than 300 manufacturing and sales locations in 32 countries, our approximately 17,400 employees produce packaging for a variety of industries and for many of the world’s most recognized consumer brands.

Strategic Mission Statement

     Sonoco intends to be the low-cost global leader in providing customer-preferred packaging solutions to selected value-added segments, where we expect to be either number one or two in market share.

     Shareholder return, customer and employee satisfaction, commitment to excellence, integrity, environmental stewardship and a safe workplace will be the hallmarks of our culture.

Strategic Objective

     To achieve average annual double-digit total return to shareholders, with returns on capital and equity in the top quartile of the Standard & Poor’s (S&P) 500 Index.

About the Cover

     Sonoco’s strategy for achieving sustainable growth is cash flow driven and built on a foundation of 104 years of experience, consecutive dividends since 1925 and a solid balance sheet. The arrows revolve around photos of representative growth vehicles—Sonoco gives pet owners convenient package options for food and treats (upper left), protects appliances during handling and shipping (upper right), keeps candy fresh for consumer enjoyment (lower right) and Sonoco brings innovations to the market (lower left).

     The Company’s top line objective is to reach sales of $4 billion by 2006, with cash flow generated primarily by Sonoco’s largest and oldest businesses—engineered carriers and composite cans, backed by Sonoco’s integrated paper operations. Margins and cash flow are expected to be protected by manufacturing productivity, driven by Six Sigma and lean manufacturing methodologies, purchasing savings, and capital effectiveness.

     Cash flow is expected to be used primarily to fund new product development, geographical expansion, acquisitions, dividends, debt reduction and, when appropriate, for stock repurchases.

     The ultimate goal of Sonoco’s cash flow-driven sustainable growth strategy is to achieve the Company’s Strategic Objective.

Inside Front Cover Foldout	Sonoco at a Glance An overview of Sonoco’s markets, products and operations.

1	Financial Highlights A synopsis of Sonoco’s 2002 financial results.

2	Letter to Shareholders Sonoco’s Chairman and Chief Executive Officer discuss the Company’s performance in 2002 and strategy for building growth through 2006.

8	Operations Review A review of 2002 operations in each business, and innovations that will help drive $4 billion in sales by 2006.

25	People, Culture and Values A focus on the vital human elements of Sonoco.

26	Financial Review Details of Sonoco’s financial results, including segment information.

57	Board of Directors

58	Corporate Officers

60	Shareholder Information

61	Glossary of Terms

Sonoco at a Glance

Industrial Packaging

Industrial Packaging	Products and Services	Markets
Engineered Carriers *The world's largest producer of engineered carriers*	Paperboard tubes, cores, roll packaging, supply chain packaging services, molded plugs	Construction, film, flowable products, metal, paper mill, shipping and storage, tape and label, textiles, converters
Paper *A global manufacturer of uncoated paperboard for Sonoco's fiber-based packaging divisions and the external converting industry*	Recycled paperboard, chipboard, tubeboard, lightweight corestock, boxboard, linerboard, specialty grades, beverage insulators	Converted paper products, spiral winders, beverage insulators, displays, gaming
Molded & Extruded Plastics *A leading innovator of high-technology plastic products*	Injection molded and extrusion molded plastics	Textiles, wire and cable, fiber optics, plumbing, filtration, automotive, food services, medical, healthcare
Wire & Cable Reels *The leading producer of wooden, composite and metal reels in North America for the wire and cable industry*	Baker™ steel, nailed wooden, plywood, recycled and poly-fiber reels	Wire and cable manufacturers
Protective Packaging *A leading niche provider of custom designed, engineered protective packaging solutions*	Paperboard packaging forms and transparent unitizing film	Household appliances, consumer electronics, lawn and garden, furniture, office furnishings, kitchen and bath cabinets, automotive, and bulk packaging such as palletized consumer goods

Consumer Packaging

Consumer Packaging	Products and Services	Markets
Rigid Packaging (Paper & Plastic) *The world's largest producer of composite cans and a leader in rigid paperboard and plastic containers*	Round and shaped composite paperboard cans, single wrap paperboard packs, fiber and plastic cartridges, rigid plastic containers	**Food:** snacks, nuts, cookies and crackers, confectionery, frozen concentrate, powdered beverage and infant formula, coffee, refrigerated dough, spices/seasonings, nutritional supplements, pet food and treats **Nonfood:** adhesives, caulks, powdered and tabbed cleansers, chemicals, lawn and garden, automotive, photography and cameras, pet litter additives and flea powders
Closures *A world leader in convenience closure technology and manufacturing*	Aluminum, steel and peelable membrane easy open closures for composite, metal and plastic containers	Canned processed foods, coffee, beverage, powdered beverages and infant formula, snacks, nuts, nutritional supplements, spices and seasonings, pet food and treats and nonfood products
Printed Flexible Packaging *A provider of innovative flexible packaging solutions*	Flexible packaging made from thin gauge, high-value-added rotogravure, flexographic and combination printed film including laminations	Beverage, coffee, confectionery, home and personal care, snacks, pet food
High Density Film *The leading producer of plastic grocery bags in the United States*	Plastic grocery bags, retail bags, T-shirt roll bags, agricultural film, quick service restaurant bags, produce bags	Supermarkets, high-volume retail outlets, convenience stores, agriculture, quick service restaurants
Packaging Services & Folding Cartons *A fee-for-service arrangement for supply chain management and a provider of a wide variety of folding cartons*	Packaging supply-chain management services, point-of-purchase displays, blister packs, paperboard cartons and packaging	Personal care, beauty, health care, electronics, food, pharmaceuticals, hosiery, confectionery, printing products
Glass Covers & Coasters *A leading supplier of paper amenities in North America*	Custom-printed Rixie™ coasters and Stancap™ glass covers	Hotels and resorts, casinos, country clubs, catering services, cruise lines, airlines, healthcare facilities, restaurants
Artwork Management *State-of-the-art brand management solutions with turn-key service*	Brand artwork, online and offline prepress management services	Consumer products

Sonoco at a Glance
Industrial Packaging Products and Services Markets Engineered Carriers Paperboard tubes, cores, roll Construction, film, flowable products, metal, The world’s largest producer packaging, supply chain paper mill, shipping and storage, tape and packaging label, of engineered carriers services, molded plugs textiles, converters
Paper Recycled paperboard, Converted paper products, spiral winders, chipboard, A global manufacturer of uncoated tubeboard, lightweight beverage insulators, displays, gaming corestock, paperboard for Sonoco’s boxboard, linerboard, fiber-based specialty packaging divisions and the external grades, beverage insulators converting industry
Molded & Extruded Plastics Injection molded and Textiles, wire and cable, fiber optics, extrusion plumbing, A leading innovator of filtration, automotive, food services, high-technology molded plastics medical, plastic products healthcare
Wire & Cable Reels Baker™ steel, nailed wooden, Wire and cable manufacturers ply- The leading producer of wooden, wood, recycled and poly-fiber reels composite and metal reels in North America for the wire and cable industry
Protective Packaging Paperboard packaging forms Household appliances, consumer electronics, and A leading niche provider of custom transparent unitizing film lawn and garden, furniture, office furnishings, designed, engineered protective kitchen and bath cabinets, automotive, and bulk packaging solutions packaging such as palletized consumer goods
Consumer Packaging
Rigid Packaging Round and shaped composite Food: snacks, nuts, cookies and crackers, confec- (Paper & Plastic) paperboard cans, single wrap tionery, frozen concentrate, powdered beverage The world’s largest producer of paperboard packs, fiber and and infant formula, coffee, refrigerated composite plastic dough, cans and a leader in rigid cartridges, rigid plastic spices/seasonings, nutritional paperboard containers supplements, pet and plastic containers food and treats Nonfood: adhesives, caulks, powdered and tabbed cleansers, chemicals, lawn and garden, automotive, photography and cameras, pet litter additives and flea powders Closures Aluminum, steel and peelable Canned processed foods, coffee, beverage, membrane powdered A world leader in convenience easy open closures for closure composite, beverages and infant formula, snacks, nuts, technology and manufacturing metal and plastic containers nutritional supplements, spices and seasonings, pet food and treats and nonfood products Printed Flexible Packaging Flexible packaging made from Beverage, coffee, confectionery, home and thin A provider of innovative flexible gauge, high-value-added personal care, snacks, pet food rotogravure, packaging solutions flexographic and combination printed film including laminations High Density Film Plastic grocery bags, retail Supermarkets, high-volume retail outlets, bags, The leading producer of plastic T-shirt roll bags, convenience stores, agriculture, quick grocery agricultural film, service bags in the United States quick service restaurant restaurants bags, pro- duce bags
Packaging Services Packaging supply-chain Personal care, beauty, health care, management electronics, & Folding Cartons services, point-of-purchase food, pharmaceuticals, hosiery, displays, confectionery, A fee-for-service arrangement for blister packs, paperboard supply cartons printing products chain management and a provider of and packaging a wide variety of folding cartons
Glass Covers & Coasters Custom-printed Rixie™ Hotels and resorts, casinos, country clubs, coasters A leading supplier of paper catering services, cruise lines, airlines, amenities and Stancap™ glass covers health- in North America care facilities, restaurants
Artwork Management Brand artwork, online and Consumer products offline State-of-the-art brand management prepress management services solutions with turn-key service

Operations
111 manufacturing plants in North America, South America, Asia, Australia and Europe with approximately 5,870 employees 31 paper mills with 43 machines in 13 countries; 56 paper collection sites in 9 countries; 1 machine manufacturing plant; 1 forest operation and 2 adhesives plants in the United States with approximately 3,190 employees 17 manufacturing plants in North America and Europe with approximately 860 employees 6 manufacturing plants in the United States; 20 distribution centers in the United States and Canada; 13 recycling centers in the United States with approximately 430 employees 5 manufacturing plants in the United States and Mexico with approximately 240 employees 37 can plants in North and South America, Europe, Asia and Australia with approximately 2,340 employees 6 manufacturing plants in the United States with approximately 690 employees 9 manufacturing facilities in North America with approximately 1,140 employees 5 manufacturing plants in the United States with approximately 830 employees 4 plants in the United States and the United Kingdom with approximately 1,240 employees 2 manufacturing plants in the United States, with manufacturers representatives across the United States with approximately 60 employees 2 facilities in the United States and the United Kingdom with approximately 110 employees

Glossary of Terms

Composite can/Paperboard can
 The composite or paperboard package is a container comprised of a body with two ends made from a variety of materials. The package can be produced in a variety of shapes and sizes. The container body is made from paper, various liner materials to achieve barrier requirements and a printed label for package graphics.

Corrugating medium
 The paperboard used as the fluted middle portion of a corrugated box. It is normally produced as a single layer on a Fourdrinier machine using varying combinations of virgin fiber and recycled fiber.

Cylinder paperboard
 The paperboard produced from recycled fibers on a cylinder machine consisting of multiple plies that are bonded together in the papermaking process.

End closure
 A rigid metal, film, plastic or paper structure that is mechanically attached to the end of a package or laminated plastic film, foil or paper membrane heat sealed to the end of a rigid package.

Engineered carriers
 Paper- or plastic-based tubes and cores used as carriers for such products as textiles, film, paper, tape, metals and others. Generally highly engineered to allow take-up of materials, such as those listed, at very high speeds.

Extrusion
 A continuous process where plastic resin is melted using a screw and cylinder combination along with heat and pressure, and forced through a die to obtain a resultant profile shape.

Flexible packaging
 Non-rigid packaging structures used to package and protect various food and nonfood products in the retail and industrial business forum. Snacks and frozen foods, medical appliances, beverages, pet food, etc. are a sampling of products packaged in this medium.

Injection molding
 The process where plastic resin is melted and then forced into a mold containing single or multiple cavities. Once in the mold, the plastic is cooled to a shape reflecting the cavity.

Linerboard
 Fourdrinier or cylinder paperboard manufactured for use as facing material when combining paperboard for conversion into corrugated or solid fiber boxes.

Membrane closure
 A flexible material attached to the end of a rigid package with a peelable heat seal. This material can be a coax plastic film or a lamination of plastic film, foil and paper with a heat seal coating.

Packaging supply chain
 The steps required to create and manufacture the packaging, package the product, distribute the packaged product and sell it in the stores, through point-of-purchase (POP) displays or other means.

Polyethylene
 Plastic made from ethylene used in manufacturing plastic bag and agricultural films.

Recovered paper
 Paper and paper by-products that have been separated, removed or diverted from solid waste disposal and are intended for sale, use, reuse or recycling, whether or not such paper requires subsequent separation and processing.

Spiral winding
 The process used to manufacture spirally wound paper tubes. In this process, slit ribbons of paperboard, coated with adhesive, are wrapped in a helix around a fixed cylindrical mandrel at an angle that will yield a continuous product that can be cut to any desired length.

Other Terms

Brand
 An identity of a product or service that is marketed to customers, satisfying both tangible needs and emotional desires.

Earnings per share (EPS) (basic)
 Calculated by dividing the reported earnings available to common stockholders (net income) by the weighted number of average shares outstanding.

Earnings per share (EPS) (diluted)
 Calculated by dividing the reported earnings available to common stockholders (net income) by the weighted number of average shares outstanding, including the assumption of the exercise of all potentially dilutive securities such as stock options. Diluted EPS are always less than or equal to basic EPS.

Lean Manufacturing/Six Sigma
 Lean manufacturing and Six Sigma are proven business/process improvement methodologies that incorporate tools, techniques and applications that enable companies to optimize business performance and exceed bottom line expectations. These two methodologies work synergistically to eliminate all non-value-added components of business processes while optimizing the value adding components.

Return on net assets
 Tax-effected earnings before interest and taxes, plus equity in earnings of affiliates, divided by average total assets, minus average cash, minus average current liabilities, plus average short-term debt.

Return on total equity
 Net income divided by average total equity.

www.sonoco.com
Changing the Way the World Sees Packaging™
1 North Second Street Hartsville, SC 29550-3305 USA +843/383-7000

Financial Highlights	Sonoco Products Company and Subsidiaries

Comparative Highlights (Unaudited)
Years ended December 31

	Actual		Comparative*
					Comparative
(Dollars in thousands except per share)	2002	2001	2002	2001	% Change

Net sales	$2,812,150	$2,606,276	$2,812,150	$2,606,276	7.9%
Gross profit	552,360	544,430	552,360	556,491	(.7)%
Net income	135,316	91,609	143,346	157,695	(9.1)%
Return on total equity	16.0%	11.5%	16.9%	19.8%	(14.6)%
Return on net assets	8.9%	6.4%	9.4%	10.2%	(7.8)%
Return on net sales	4.8%	3.5%	5.1%	6.1%	(16.4)%
Approximate number of employees	17,400	17,900
Number of locations	306	317
Approximate number of shareholder accounts	50,000	43,000
Per common share:
Net income
– basic	$1.40	$.96	$1.49	$1.65	(10.0)%
– diluted	1.39	.96	1.48	1.65	(10.4)%
Cash dividends – common	.83	.80	.83	.80	3.8)%
Ending common stock market price	22.93	26.58	22.93	26.58	(13.7)%
Book value per common share	8.98	8.40	8.98	8.40	6.9)%
Price/earnings ratio	16.50	27.69	15.49	16.11	(3.8)%

*	Comparative figures exclude restructuring charges in both years and, in 2001, exclude net gains from legal settlements, corporate-owned life insurance adjustments and the effect of not amortizing goodwill. See “Special Charges and One-time Items” on page 27 of Management’s Discussion and Analysis for additional information.

Net Sales Comparative Net Income Comparative Earnings (Billions of Dollars) Available to Common Per Diluted Share Shareholders (Dollars) (Millions of Dollars)
$3.00 $200 191.9 $2.00 2.81 188.3 1.87 1.88 185.7 2.71 1.78 2.61 2.56 2.55
1.65 157.7 1.48
2.25 150 143.3 1.50 1.50 100 1.00 0.75 50 0.50 98 99 00 01 02 98 99 00 01 02 98 99 00 01 02

Reported net sales in 2002 were 7.9% greater than 2001, while earnings, on a comparative basis, were 9.1% lower than 2001. The higher sales were primarily due to acquisitions and organic growth, while the lower earnings were principally due to an unfavorable selling price/material cost relationship. Comparative results exclude restructuring charges, net gains from legal settlements, corporate-owned life insurance adjustments, gains/losses on sale of businesses and goodwill amortization.

SONOCO 2002 ANNUAL REPORT     1

To Our Shareholders

Harris E. DeLoach, Jr., President
and Chief Executive Officer (left),
and Charles W. Coker, Chairman

     2002 was the third consecutive year that Sonoco’s results have been negatively impacted by a severely depressed manufacturing economy. As it has done since the spring of 2000, the Company again focused on improving those areas that it can control. These include cost structure, productivity, capital effectiveness, innovation, consolidation and putting the right people into the right jobs. We believe Sonoco has significantly strengthened its ability to benefit when an economic recovery occurs, while also building for sustainable growth and shareholder return.

Accomplishments

     The Company’s accomplishments during 2002 include generating continued strong cash flow and maintaining a healthy balance sheet, thus further enhancing its ability to participate in industry consolidation opportunities. Our cash flow enabled us to pay dividends for the 78th consecutive year, with yields averaging between 3.5% and 4%; to reduce debt by $88 million; and prepay $119.4 million in future funding requirements for the Company’s pension and postretirement plans. While increasing sales, we further reduced the Company’s overall cost structure and increased productivity. In addition, the Company’s historical emphasis on employee safety resulted in the safest year of its 104-year history.

Operating Issues

     These advances were achieved despite lower average pricing combined with higher raw material costs, new equipment startup issues and increased pension and postretirement expense.

     Company-wide volumes during 2002 were up over a weak 2001 by 8.1%, including acquisitions, and up 1.6%, excluding acquisitions. While all of our businesses were impacted by anemic general economic conditions, several of our businesses were particularly hard hit, most notably wire and cable reels which serve the fiber optic and telecommunications industries.

     Cost increases for old corrugated containers (OCC), the Company’s primary raw material, negatively impacted Sonoco during 2002. The increases were partially offset by higher selling prices on outside sales of OCC. Because of the competitive market environment and inherent lag time in recovering higher OCC costs, the Company was only able to implement one converted products price increase during the cycle. The price increase was sufficient to cover the increase in OCC costs in late 2002, compared with OCC costs in late 2001.

     The Company experienced weak volumes and prices in much of Europe, with the notable exceptions of Turkey and Greece. Restructuring activities were implemented during the year in the United Kingdom, including one plant being closed and one downsized. Additional restructurings are expected in Europe.

     Operating issues at two flexible packaging plants, principally related to start-ups of new equipment, adversely affected 2002 results. We have, however, seen recent month-over-month productivity improvements at these facilities and expect them to produce a positive impact on earnings beginning in the second quarter of 2003.

     Earnings for 2002 also reflect approximately $.13 per diluted share in higher pension and postretirement expense, resulting primarily from the effect of lower investment earnings on assets in Sonoco’s pension and postretirement benefit plans. The Company expects 2003 earnings to be reduced by an incremental increase of approximately $.19 per diluted share due to a further decline in the value of pension and postretirement assets during 2002, coupled with lower interest rates.

Summary of 2002 Results

Cash Dividends Declared – Common (Millions of Dollars) $100
79.8 78.7 76.4 76.1 72.0
75 50 25 98 99 00 01 02

Cash dividends paid to shareholders
on each share of stock increased
from $.80 in 2001 to $.83 in 2002.

     For the twelve months ending December 31, 2002, earnings per diluted share were up 45%, versus 2001, while comparative (excluding restructuring charges in both years and, in 2001, excluding net gains from legal settlements, corporate-owned life insurance (COLI) adjustments and the effect of not amortizing goodwill) earnings per diluted share for the full year 2002 were down approximately 10%, versus 2001. Sales for 2002 increased 7.9% over 2001, primarily reflecting the full-year impact of acquisitions made in 2001. Sales for 2002 include an 8% volume increase in the consumer segment, with virtually all of the increase coming from metal ends. The 8.2% volume improvement for the industrial segment in 2002 was largely offset by lower pricing. Sonoco generated free cash flow during 2002 of $187.1 million, versus $203.8 million in 2001. We define free cash flow in 2002 as cash flow from operations ($271.5 million) adding back elective funding of pension and postretirement benefit plans ($119.4 million) less capital expenditures ($124 million) and dividends ($79.8 million).

     The Company elected to fund its U.S. pension plan by $110 million during 2002, leaving the plan in a slightly over-funded position at year-end. The pre-funding is expected to reduce the 2003 pension expense by approximately $6 million after tax. There were no requirements under ERISA to fund the plan until 2004.

Corporate Governance

     New legislation, regulations and standards aimed at strengthening corporate governance have been proposed and/or adopted by the U.S. Congress, the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Sonoco believes these changes will have a positive impact on investor confidence. The Company has implemented many of these changes, and many were already standard practice for our Company.

     While our overall control measures have been sound, we have further strengthened certain control functions, such as requiring all of our general managers and controllers to certify each month that internal controls and financial statements for their divisions are in compliance with accounting and Company standards. We have also established a disclosure committee to raise issues that should be considered for disclosure in the Company’s SEC and external filings. We have initiated changes to our Board of Directors’ committee charters and governance guidelines, and we have examined the activities of our Board and its committees. We expect to comply fully with all new rules as they become effective.

Building for Sustainable Growth

     To achieve sustainable growth, we intend to implement a cash flow-driven strategy over the next four years. We have set specific objectives, identified the issues we face and outlined the actions we believe are required for success. Our plan is built on a strong foundation of 104 years of experience and a solid balance sheet.

Objectives
$4 Billion Sales by 2006

     The Company’s top line objective is to become a $4 billion global packaging company by 2006. We expect that about one-half of that growth will be generated organically, with the remainder to come from acquisitions.

SONOCO 2002 ANNUAL REPORT     3

     Historically, about 55% of sales has been generated by our industrial segment and 45% by our consumer businesses. Although the ratio has recently been 50/50 due primarily to the manufacturing recession as well as recent acquisitions, our goal over the next four years is to reverse the ratio to 55% consumer and 45% industrial, which should help reduce earnings cyclicality.

Double-digit Shareholder Returns

     Our goal is to convert these sales into average annual double-digit total returns to shareholders. While we have produced an approximate 12% average growth rate for total returns over the life of the Company, our cumulative total return over the last five years has fallen short of our objective, despite having outperformed the Dow Jones Packaging and Containers Index and closing the gap on the Dow Jones Industrial Average and S&P 500 indexes.

     Our dividends have grown over the last five years at a compound average rate of about 5%, and at a 15-year rate of approximately 10%. However, our market value has suffered over the last five years from inconsistent earnings, reflecting in part the manufacturing recession experienced since early 2000; increased pension expense; and, most recently, a short-term spike in OCC prices.

Capital Effectiveness

     Our objective is to be in the top quartile of the S&P 500 Index in returns on long-term capital and equity. We are a leader in the packaging industry and only a few percentage points out of the S&P top quartile.

Cash Flow

     We expect cash flow to at least remain near current levels over the next four years. Free cash flow is expected to be in the annual range of $140 million to $160 million over the coming four years. Average annual capital expenditures are expected to remain in the $125 million to $150 million range over the period.

Balance Sheet

     We remain committed to a strong credit rating that can provide ongoing leverage for consolidation opportunities. Presently, we have one of only two “A range” credit ratings in the packaging industry, and our debt to capital ratio at year-end was 44.5%.

Requirements for Success

     In light of the prolonged general economic weakness, ongoing pricing pressures and an increasingly competitive global marketplace, business as usual is simply unacceptable if we are to meet our objectives. Following are the key issues and associated actions we believe are needed for success.

Execution

     The primary requirement for achieving sustainable growth is having the right people in the right jobs. The best strategy is of little value if not effectively executed. We have made great progress in upgrading our top 150 management positions, and we are working on the next 500 positions. We believe Sonoco has its strongest team ever.

Urgency

     We must manage with a much greater sense of urgency, accelerating the number of new products and the speed to market. That requires a greater tolerance for calculated risk. In most projects, expediency becomes more important than the last 10% of certainty.

Cost Structure

     We must continually challenge the precept that we are the low-cost producer in all our businesses. Where that is not the case, we will determine why and strive to change it.

Shareholders’ Equity (Millions of Dollars) $1,000 901 867 822 802 804 750 500 250
98 99 00 01 02

The increase in shareholders’ equity in 2002 was due to net
income of $135.3 million, $21.6 million of exercised stock
options and foreign currency translation of $15.8 million, offset by dividends of $79.8 million and minimum pension liability
adjustments of $30.9 million.

     Reducing costs has both short- and long-term components. Looking into 2003, most staff groups are reducing their overall budgets below 2002, and we expect to reduce company-wide budgeted 2003 travel and supplies expenses below 2002.

     To help provide longer-term competitive advantage, we are attacking inappropriate cost structures in each business. That means plant and personnel consolidations for some and expansion for others. The larger, more mature cash flow generating businesses simply cannot continue to support the same fixed costs as they did earlier in their life cycles.

     We continue to emphasize productivity improvement through the use of Six Sigma and lean manufacturing methodologies. We expect productivity improvements in 2003 in the range of $40 million to $50 million. We are also placing greater emphasis on supply management—putting the same cost/value pressures on our suppliers that our customers are putting on us.

     Since early 2001, we have identified $58 million of structural cost reductions. To date, we have realized about $47 million, and the remainder is expected to come in 2003. During this period, over 1,100 positions have been eliminated and 14 plants closed. Additional restructuring is expected in 2003.

Recovered Paper

     Another issue that will require attention over the next four years is finding ways of reducing the short-term impact on earnings when OCC costs increase significantly. After years of fairly flat pricing, OCC has become more volatile since 1994. We believe this is a trend that will continue as Asia brings on more paper mill capacity and, consequently, increased demand for OCC. Sonoco’s recovered paper operation not only protects our supply of raw material, but is also a net seller of OCC in the United States, helping moderate the cyclical impact of OCC prices on our paper and converting operations. Our objective is to emulate the benefits of our U.S. recovered paper operations in other global locations.

Growth Initiatives
Customer and Market Focus

     To reach our objective of becoming a $4 billion company by 2006 requires a portfolio of products and services based on customer and market needs—not just on what we have historically offered. Further, we will serve our larger customers, particularly in the consumer sector, with “One Sonoco Face,” rather than with multiple representatives from our different businesses. Our customers have embraced this “One Stop” approach. Our goal is not to be all things to all customers, but rather to offer a broad range of packaging options within the market niches in which we operate. We believe this will provide our customers with a differentiating market advantage.

Restructured and Expanded Portfolio

     Over the next four years, our top line growth and cash flow are expected to come primarily from the seven businesses discussed below, representing a restructured and expanded portfolio of cash flow generators and higher growth rate businesses.

     In the industrial segment, our market leading engineered carriers and paper operations are strong cash flow generators that can help fuel our newer and smaller, though faster growing businesses. Our mature businesses’ top lines are expected to grow organically at about the industrial growth rate. However, our protective packaging business is expected to grow organically in the double-digit range.

     Sonoco’s consumer businesses have been expanded and restructured. They now include rigid paper and plastic packaging, composed of composite cans and selective injection molded, co-extrusion blow molded and thermoformed plastic products. Our global market-leading composite cans generate a strong cash flow and should grow at approximately the GDP rate.

     Another of our consumer growth vehicles is flexible packaging, where we continue to see strong double-digit top line growth and expect increased earnings as new equipment start-ups improve.

     The metal and plastic closure operation is now being operated as a standalone business because of its rapid and, we believe, sustainable growth. Steel easy-open closures have been growing in the

SONOCO 2002 ANNUAL REPORT      5

high single-digit range over the last few years, and only about one-third of their potential market has been converted.

     Another growing piece of our consumer segment is packaging services, providing packaging supply chain management for such customers as The Gillette Company and Hewlett-Packard. Over the next four years, we expect to continue opening new packaging services centers.

Acquisitions

     We have completed several key acquisitions since 2001, adding some $260 million in sales. All are on track to meet or exceed our standard acquisition criteria that they must not be dilutive in the first year, and they must meet the cost of capital within three to five years. Despite adding only two smaller consolidation acquisitions in our wooden wire and cable reels business during 2002, the reduced number of acquisitions from 2001 is simply a timing issue. Our acquisition interest remains strong. We also continuously examine our non-core businesses to determine if their asset values could be more effectively deployed.

Organic Growth

     Sonoco’s organic growth will come geographically and from new products. Our non-North American sales comprise approximately 15% of the Company’s total. We expect the percentage to increase as we continue to expand our presence in some 29 non-North American countries.

     In Europe, we are the market leader in tubes and cores, with about a 20% share of this estimated $750 million market. We have most recently established operations in Turkey and Greece, principally serving the textile industry. We are a co-leader in the $200 million European composite can market, which is growing at about 4% annually, with a market share of about 30%. We are also considering an initial entry for our protective packaging business.

     In Asia, we serve six countries with our engineered carriers and integrated paper operations. This is an estimated $292 million highly fragmented market, of which we are the leader with only about a 13% market share. In China, the largest market in the region, we have two engineered carriers facilities and a paper mill. Composite can sales in Asia also continue to grow. This is an approximate $40 million to $45 million market, of which we are the leader with about a 40% market share. There are considerable opportunities in the region for conversions from metal to paper-based packaging. We also intend to promote easy-open closures in our Asian markets and explore the possibilities in China for our protective packaging niches.

     In Brazil, we have a 50+% share of the engineered carriers market, which is estimated at about 60,000 metric tons. We expect to begin production in late 2003 of steel easy-open closures in Brazil, which has an estimated market potential of about two billion easy-open closures. We also intend to ramp up our rigid paper and plastic container business in a market estimated to be about $920 million.

Safety Record (Total Incident Rate per 100 employees) 2.39 2.40 1.99 1.80 1.49 1.19 1.20 0.60
99 00 01 02

The number of injuries continues to be reduced annually
through the Company’s continuing focus on safety.

Innovation

     One of the most important components of sustainable, profitable growth is innovation. Over the last two years, we have more than doubled our expenditures for new product and market development. Over that same period, we have initiated 610 new patent applications, including foreign applications, more than double those for the previous two years. New product development is made possible by Sonoco’s cadre of materials scientists, engineers and chemists, who respond to customer and market needs for testing, consulting, raw material solutions and manufacturing support. The

Company’s research and development network spans the globe, with several laboratories and pilot plants at the Company’s headquarters and at other locations in the United States, Belgium and Singapore.

Outlook and Conclusions

     The current operating environment remains difficult. While consumer and industrial volumes and sales were up year-over-year, industrial volumes on a quarter-over-quarter basis, excluding acquisitions, remain relatively flat, reflecting continued general economic softness. Discounting any significant general economic improvement, we expect 2003 earnings per diluted share of $1.46 to $1.50, which reflects higher pension costs of approximately $.19 per diluted share and does not include the impact of restructuring charges expected in 2003.

     In such an environment, security of investment is important. And while historical performance is no guarantee of the future, we are a 104-year-old company with only one annual loss, and that was a few hundred dollars in 1925. We have an “A range” credit rating, one of only two in our packaging peer group, and we have paid consecutive dividends since 1925, which puts us among America’s leaders.

     Looking forward, our plans over the next four years should significantly strengthen the Company. We expect to reach some $4 billion in sales, including acquisitions. More importantly, we intend to produce average annual double-digit total returns, while also reaching the top quartile of the S&P 500 Index in returns on long-term capital and equity. While these are challenging goals, our business unit strategic plans meet the requirements for success.

     Our dividend currently carries a yield of 3.5% to 4%. We produce strong cash flow that, combined with our balance sheet, positions us well for consolidation opportunities. We have significantly reduced our overall cost structure and continue to do so. Furthermore, our acquisitions since 2001 are adding about $.10 per diluted share annually as they finish phasing in during 2003. And, sales for our flexible packaging and closures businesses continue to grow.

     We believe Sonoco is well positioned to benefit from an economic recovery and to successfully build sustainable growth that can provide shareholders with an opportunity for average annual double-digit total returns.

Sincerely,

Charles W. Coker Chairman	Harris E. DeLoach, Jr. President and Chief Executive Officer

March 7, 2003

SONOCO 2002 ANNUAL REPORT     7

Building for Sustainable Growth Sonoco is innovative

Operations Review

The Company’s operations consist of two business segments, industrial and consumer packaging. Greater intra- and inter-segment coordination between businesses is helping to increasingly present “One Sonoco Face” to customers buying more than one form of packaging. This move is in response to increasing customer demand for fewer suppliers who can meet their packaging needs—wherever they choose to do business—and to provide a single Sonoco representative or team of specialists, rather than multiple representatives for each of the Company’s product and service offerings. This approach reduces sales costs for Sonoco and has been well received by many major consumer products customers who view it as a way to increase their purchasing productivity and effectiveness.

Sonoco lab specialist Jan Grady uses the ultrasonic technology of the Modulus Tester on paperboard to determine strength and stiffness for product developers who must understand the performance of this raw material. This equipment is one of only two instruments of its kind in use in the paper industry.

and market-driven

     To protect the Company’s cash flow, particularly in today’s difficult pricing environment, Sonoco remains committed to becoming the absolute lowest-cost producer in all of its businesses. The Company expects to meet this objective through continued productivity improvements, structural cost reductions and increased capital effectiveness. Sonoco achieved productivity improvements of approximately $70 million in 2002, despite continued weak volume, consisting of approximately $39 million in manufacturing and approximately $31 million from purchasing initiatives that leverage Sonoco’s global spending. The Company recently held a suppliers conference to seek even better alignment with suppliers and ways to mutually reduce costs.

     Restructuring continued in 2002, including four additional plant closures and further consolidation of business unit and staff functions.

Sonoco provides shrink roll-fed labels for beverage customers like Kraft to give them a competitive edge through shelf appeal. The rotogravure printed full-body label provides shaped containers with a colorful ‘billboard effect,’ as well as tamper protection.

SONOCO 2002 ANNUAL REPORT     9

Building for Sustainable Growth Bringing engineered solutions to our customers

BASF, a global manufacturer of nylon apparel and carpet yarns, is now using Sonoco engineered carriers. BASF employee, Judy Haynie (above), is inspecting carpet yarn at its Anderson, S.C., plant.

     The Sonoco sales team knew that there was an opportunity to improve tube performance during winding at BASF. In response, a Sonoco technical team used proprietary technology to build a strong value proposition. The winning multi-year proposal was both creative and proactive, leading to lowering the customer’s overall systems costs.

     Sonoco employs sophisticated research techniques and advanced manufacturing technologies to make engineered carriers with enhanced performance characteristics for the global textile industry.

Industrial Segment

The industrial segment includes high-performance paper, plastic and composite engineered carriers; paperboard; wooden, metal and composite reels for wire and cable packaging; fiber-based construction tubes and forms; custom designed protective packaging; and supply chain management capabilities.

     Sonoco’s Industrial Packaging segment contributed sales of $1.41 billion in 2002, compared with $1.31 billion in 2001, and approximately 50% of the Company’ s total sales. The sales increase in the segment, compared with 2001, primarily reflects the impact of higher old corrugated containers (OCC) prices on external sales of recovered paper and higher volumes in engineered carriers and paper resulting from acquisitions and organic growth. Operating profits for the industrial segment were $151.7 million, compared with $168.2 million in 2001. The decrease reflects the impact of higher OCC costs on Sonoco’ s engineered carriers and paper operations, continued weakness in molded plastics and higher pension and postretirement expense.

Engineered Carriers

     Sonoco’s engineered carriers (tubes and cores), along with the Company’ s integrated paper operations, remain the largest business in the Company. Sonoco is the world market leader in engineered carriers, serving such markets as paper, textiles, film, tape and metals from 111 converting facilities on five continents.

     Operating Environment. Profits for engineered carriers were adversely impacted by the ongoing recession in the manufacturing sector of the U.S. economy, which continued to dampen demand. Profits were also hurt by approximately $21 million due to higher costs for OCC, the Company’s primary raw material.

Net Sales, Industrial Segment (Billions of Dollars)
$1.80
1.43 1.45 1.41 1.37 1.35 1.31
0.90
0.45
98 99 00 01 02
Operating Profit, Industrial Segment (Millions of Dollars)
$240 220.2 207.7 195.9
180 168.2 151.7
120
60
98 99 00 01 02

2002 sales were higher due to volume increases from acquisitions and organic growth. Operating profit, excluding restructuring charges, net gains from legal settlements, gains/losses on sale of businesses and goodwill amortization expense, decreased $16.5 million from 2001 to 2002 due primarily to an unfavorable selling price/material cost relationship.

The figures above exclude the impact of one-time charges and goodwill amortization expense. Reported operating profits were $145.3 million in 2002, $143.8 million in 2001, $212.6 million in 2000, $188.7 million in 1999 and $282.1 million in 1998.

SONOCO 2002 ANNUAL REPORT    11

Building for Sustainable Growth

Expanding our markets

Sonoco's expanded presence in the less cyclical, consumer-driven lightweight tissue and towel coreboard market continued to yield benefits in 2002. The Company manufactures paperboard that is used by customers to make tissue and towel cores. In 2001, the Company acquired the paper-making capacity of U.S. Paper Mills Corp. in DePere, Wis., and Menasha, Wis., as well as a 90,000-ton/year capacity paper mill in Hutchinson, Kan., to strengthen the Company's position in this market.

Sonoco's paper operations are a major contributor to the Company's strong cash flow generating capability, as well as a key part of the Company's vertical integration strategy.

Building for Sustainable Growth Expanding our markets

     OCC costs per ton in the United States increased significantly beginning in April 2002, from $35 to a high of $130 in July. Due to the lack of underlying demand, OCC prices began dropping rapidly—to $100 in August, to $75 in September and to $50 in December. As a result of the rapid decline of OCC prices and the competitive market environment, the Company was only able to implement one converted products price increase during the cycle. This price increase was sufficient to cover the increase in OCC costs in late 2002, compared with OCC costs in late 2001.

     Historically, Sonoco has fully recovered increased OCC costs through price increases, with a normal six-to eight-week delay in recovery of each increase. During this cycle, however, the weak demand and rapid decrease in OCC price caused a longer than usual recovery period.

     Actions to Reduce Cost Structure and Improve Quality. During 2002, there has been a focus on standardizing, rationalizing and optimizing the global engineered carriers plant network. This effort included closing a plant in Lincolnton, N.C., and a machinery manufacturing operation in Fenton, Mo.; the integration and rationalization of the U.S. Paper Mills Corp. and Hayes Manufacturing Group locations acquired in 2001; and the restructuring of Sonoco’s U.K.-based tube and core business resulting from the acquisition in 2001 of Smurfit UK Limited’s core and tube business, including the closure of the Leek Staffordshire plant and the downsizing of the Brechin, Scotland, plant. Sonoco also standardized product buildup procedures to streamline the integrated supply chain with the Company’s paper operations. And, the integration of the textile tube converting facility in Kaiping, China, has progressed smoothly, with the facility achieving zero injuries during its first year with Sonoco.

     Extended Product Line Innovation. Sonoco’s well-known product brand, the Sonotube® fibre form, has been resurfaced to add new versions to the market—in Europe the Sonotube Premium™ fibre form and the Sonotube Finish Free™ fibre form in the United States. Sonoco is the industry leader in supplying fiber forms for poured concrete to the construction industry.

     The new Sonotube Finish Free form imparts a smooth surface on poured concrete columns, thus reducing traditional column finishing costs up to 50%. The Sonotube Finish Free form is lined with Duraglas™ coating, a high-tech glass-like coating that imparts a near perfect surface onto the concrete. Builders and contractors can take advantage of the features of the new forms to create smooth columns at greatly reduced costs.

     Organic Growth. Sonoco’s strong technological abilities to generate additional value for customers led to Radici Spandex Corporation awarding all of its paperboard core and plastic tube business to Sonoco. Radici requested that Sonoco review how the tubes were running on Radici’s winders to identify alternative surface materials and gain efficiencies. Sonoco tubes are used by Radici to wind elastomeric yarn, a fast growing segment in the textile industry. Sonoco’s Global Technology Group, based in Hartsville, S.C., recommended material changes that improved friction properties of the tube and enhanced yarn transfer.

     Sonoco expanded the geographic distribution of its Flow-Rite™ ink cartridge for commercial printing outside the United States last year. Commercial printers in Japan and Europe have adopted the more cost-effective ink dispensing system for their printing presses, with potential customers identified in Australia and Brazil.

SONOCO 2002 ANNUAL REPORT    13

Building for Sustainable Growth Presenting “One Sonoco Face” to our customers

The Sonoco sales teams have begun serving customers with “One Sonoco Face”; that is, using a single representative or team of specialists familiar with all the Company’s consumer offerings, rather than using multiple representatives for each product and service. It is especially effective with customers buying more than one packaging format. The approach reduces sales costs for Sonoco and increases productivity for customers.

     During 2002, Nestlé USA engaged Sonoco as its exclusive supplier for paperboard cans to package certain Nestlé products in the United States. As part of this agreement, the companies have developed complementary organizational structures that allow them to better respond to changing market needs.

     In 2002, three of the Company’s consumer businesses presented one face at the most prestigious trade industry event in North America, Pack Expo 2002. The groups prepared a joint display and greeted visitors with common product information. Resulting media coverage reflected the Company’s unified image.

Paper Operations

     Sonoco’s paper operations provide the primary raw material for the Company’s fiber-based packaging, including engineered carriers, composite cans and protective packaging. This vertical integration strategy is backed by 31 paper mills and 43 paper machines in 13 countries. In 2002, Sonoco’s recycled paper manufacturing capacity was approximately two million tons.

     Recovered Paper. Sonoco collects approximately three million tons of recovered paper that are generated through an extensive network of collection operations across North America and around the world and sells what is not used internally. While this vertically integrated supply base provides high-quality raw materials for Sonoco paper mills, a substantial quantity is sold on the open market.

     Total paper volume for 2002 was flat with 2001, primarily reflecting continued general economic weakening. Trade sales of recovered paper were up $2.8 million for the year due to the higher OCC prices.

     Acquisitions. The Kansas City, Mo., Topeka, Kan., and Manhattan, Kan., recovered paper operations acquired in 2002 have been fully integrated. Satellite operations were also added in Chesapeake, Va., and Richlands, N.C.

     New Product Innovation. Sonoco’s paper operations have been increasing outside sales to selected markets, such as the less cyclical, consumer-driven tissue and towel coreboard sector. Additionally, the business is the incubator for one of the Company’s newest products, SONOBoard3D™ honeycomb fiberboard, which was introduced to the marketplace as a high-end panel product with attributes corresponding to engineered wood products (see photo, right). SONOBoard3D fiberboard is made completely from recovered paper. In a patented process, SONOBoard3D fiberboard sets itself apart from every other molded pulp technology as a lightweight, high-stiffness fiber panel with extraordinary design flexibility. This revolutionary product has been met with keen interest from bulk packagers, furniture manufacturers, large-scale display and store fixture builders, and military logistics planners.

Molded and Extruded Plastics

     Sonoco’s molded and extruded plastics operations supply customers in the textile, fiber optics, wire and cable, automotive, plumbing, filtration, food services, medical and healthcare markets. This business continued to experience significant market pressure from the decreasing demand in the wire and fiber optic cable industry, producing weak results in 2002.

     New Product Innovation. Several new products were developed in 2002, including the patented film slidecutter that cuts food wrap film accurately, safely and without the problems of conventional metal serrated stationary blades. The slidecutter was developed for a major packaging film manufacturer for commercial application and lowered their cost by half. It is now available for the consumer market.

Wire and Cable Reels

     Sonoco is the leading producer of wooden, composite and metal reels for the North American wire and cable industry. A decline in the fiber optic cable industry, as well as the cable TV industry, continued to impact this business, with volumes significantly lower in 2002. Industry consolidation continued as Sonoco acquired the Texas Reel Company’s plywood reel operations in Sherman, Texas, and the Coonrod Reel Company’s nailed wooden reel operation in Bonham, Texas.

SONOCO 2002 ANNUAL REPORT    15

Building for Sustainable Growth

Creative solutions leading to total systems cost savings

Mexican appliance manufacturer, Mabe, uses Sonoco's Sonoview™ packaging system for focused protection of its refrigerators—from the warehouse to a customer's home. Mabe transports its products to customers throughout Latin America, requiring a very durable protective package.

The Sonoview system combines the 100% recycled paperboard Sonopost® cornerposts with clear, unitizing film, thus allowing Mabe's material handlers to see the product inside the packaging. Product type, color and model, once obscured by packaging, is now in clear view. As a result, costly returns from customers can be reduced. Research has shown that products wrapped in a see-through package receive gentler treatment. Not only are they transported with greater care, but there's less damage from a misplaced boxcutter when removing the protective packaging.

Sonoview technology allows Mabe's warehouse employees to stack refrigerators four high, with greater security and without the risk of crushing. Sonopost cornerposts absorb impact and lock into the base and lid, securing the product inside. Sonoco's protective packaging system's advantages are its simplicity, durability and ease of disposability versus traditional alternatives.

Building for Sustainable Growth Creative solutions leading to total systems cost savings

Protective Packaging

     Sonoco provides engineered protective packaging solutions, including Sonopost® corner posts, Sonobase™ carriers and Sonoview™ clear packaging for a total systems approach for product protection (see photo, left).

     During the first 10 years of this business’ life, Sonoco has been building upon its strong relationship with the large appliance industry, where it provides protective packaging solutions for white goods (washers, dryers, ranges) to companies like Whirlpool, Maytag, General Electric and Electrolux Home Products (Frigidaire). Approximately 50% of appliances sold in the United States are protected by Sonopost technology. The protective packaging business is an integral part of the Company’s vertical integration strategy as one of the largest internal consumers of paper.

     New Product Innovation. The Company expanded its protective packaging product line beyond the Sonopost corner posts to include Sonobase carriers and Sonoview clear packaging. Sonobase technology presents a growth opportunity with existing customers who can add an engineered multi-materials base to their package for enhanced performance and potentially reduced system costs. Sonoview technology (previously known as Clear-View™ packaging) was commercially launched during the year.

     Customer and Market Focus. Sonoco is aggressively pursuing new markets for protective packaging, including:

•	Consumer products palletization (club stores, etc.),

•	Produce (providing protection from field to store),

•	Cabinets (kitchen and bath, office, etc.), and

•	Bulk industrial applications.

     Geographical expansion beyond its current presence in the United States and Mexico is also a focus, potentially supplying the appliance markets in Europe, Brazil and China.

     Due to the Company’s strong customer relationships, three Sonoco engineers successfully completed Whirlpool’s Operational Excellence training. The training is similar to Six Sigma black belt training with an emphasis on how to gather and analyze data using statistical tools and critical thinking skills.

SONOCO 2002 ANNUAL REPORT    17

Building for Sustainable Growth

Bringing familiar products to new geographies

McDonald's
MOLHO
BIG MAC

Composite cans have been used in the United States since the 1960s for many well-known products and brands. Now, the package, with its unique characteristics, is gaining popularity in other countries for many different products:

- *A composite dispensing cartridge for sandwich sauces—McDonald's, Brazil*
- *A Twister-Pak™ twistable composite can for Weetos cereal—Weetabix, United Kingdom*
- *A paper-bottom composite can for oats—Quaker Oats, Mexico*
- *The first composite can for cereal in Malaysia—Family Cereal Sdn. Bhd., West Malaysia*
- *A composite can with unique Halloween character dispensing lids for mini cookies—Grupo Bimbo, Mexico*

Building for Sustainable Growth Bringing familiar products to new geographies

Consumer Segment

The Consumer Packaging segment includes round and shaped rigid packaging (both paper and plastic), printed flexible packaging, metal and plastic ends and closures, high density film products, specialty packaging and packaging services.

     Sonoco’s Consumer Packaging segment produced sales of $1.40 billion in 2002, compared with $1.30 billion in 2001, or approximately 50% of the Company’ s total sales in 2002. The increased sales resulted primarily from additional volume in flexible packaging, steel easy-open closures and packaging services. Operating profits for the consumer segment were $111.9 million, versus $121.4 million in 2001. Operating profits declined primarily because of new equipment start-ups in flexible packaging, increased pension expense and higher raw material costs in composite cans and the high density film operations.

     Consumer lifestyles continue to influence Sonoco’s customers’ product mix and packaging formats. Easy to open and reclose, portable, ready to heat and eat, fun and convenience are all considerations when packaging consumer goods. Sonoco’s broad portfolio of consumer packaging gives customers options to best meet consumer demands.

     Recent industry reports show that consumer appetites are shifting over time, and the desire for more healthy products, “comfort” foods and home-cooking ingredients increased during 2002. For instance:

•	Ready-to-drink juices like Minute Maid Coolers® in a shaped, stand-up pouch made by Sonoco give consumers desired convenience.

•	The desire for light, nutritious meals has driven consumers toward canned soups with easy-open closures. Sonoco Phoenix is supplying an increasing number of easy-open ends for this food category and sees significant potential for further conversion.

•	During times of economic and global political crisis, retailers historically see a spike in sales of comfort food such as salted snacks. A reported increase in snack food sales this year is also associated with American consumers adding snacks as a standard “fourth” meal of the day. Sonoco provides a wide variety of packaging for salted snacks, confectioneries and cookies, crackers and biscuits.

Net Sales, Consumer Segment (Billions of Dollars) 1.40 $1.40 1.30 1.26 1.17 1.13
1.05
0.70
0.35
98 99 00 01 02
Operating Profit, Consumer Segment (Millions of Dollars)
$160 147.5
130.8 122.6 121.4 120 111.9
80
40
98 99 00 01 02

2002 sales were higher due to the impact of acquisitions completed during 2001 and organic growth. Operating profit in 2002, excluding restructuring charges, gains/losses on sale of businesses, and goodwill amortization expense decreased from 2001 due principally to negative price cost relationships in the high density film business and higher pension and postretirement expenses.

The figures above exclude the impact of one-time charges and goodwill amortization expense. Reported operating profits were $105.9 million in 2002, $91 million in 2001, $119.3 million in 2000, $148 million in 1999 and $106.3 million in 1998.

SONOCO 2002 ANNUAL REPORT    19

Building for Sustainable Growth

Making the packages that pet owners need

Pet owners are faced with an increasing number of choices on the pet food aisles and in pet stores. Foods are more segmented with special formulations, and the need for convenience continues to drive new packages. In 2001 alone, pet lovers around the world spent some $27.5 billion on pet foods, treats and litter products. Of this, $11.8 billion was spent in the United States.

In the midst of this pet product boom, Sonoco is supporting pet food and treat makers with packaging that helps make their brands more appealing to pet owners. Sonoco's pet packaging portfolio includes rigid packaging, such as composite cans and Linearpak® shaped cans; flexible packaging solutions; a range of steel, aluminum and peelable membrane easy-open ends for processed and non-processed pet foods; a variety of specialty dispensing features, such as shake and pour rotor-tops; as well as new exclusive technology, such as the SonoWrap™ single-wrap pack and Sonotort™ retort pouches.

The Iams Company packages its Eukanuba® brand dog biscuits in Sonoco's Linearpak cans for pet owners in North America, Europe and Asia.

Eukanuba
Healthy Extras
Senior / Seniors
Maintenance
Entretien
Vital Health System

Building for Sustainable Growth Making the packages that pet owners need

Rigid Packaging

     Sonoco’s rigid packaging portfolio includes round and shaped composite paperboard cans, single- wrap paperboard packs, fiber and plastic cartridges and rigid plastic containers, serving a wide variety of food, beverage and nonfood markets.

     Sonoco’s global market-leading composite can business is the Company’s second largest business and generator of cash flow. In 2002, volumes were down year-over-year in composite cans. Costs increased for OCC, which is the primary raw material for the composite can’s paperboard body. These factors dampened operating profits for the composite can sector.

     Appropriate Cost Structure. As market conditions have changed for customers, Sonoco made plans to close three composite can plants in 2003 to maintain an appropriate cost structure and continue providing customers with the highest level of quality, service and innovation.

     Customer and Market Focus. Sonoco secured a three-year agreement with Nestlé USA as its exclusive supplier for paperboard cans used to package certain Nestlé products in the United States. Sonoco provides a range of packaging solutions to Nestlé for its powdered beverage products, including Nestlé® Nesquik™, Nestlé Carnation® Hot Cocoa Mix and Nestlé Carnation® Coffeemate®. Competition between premium ready-to-drink beverages and drink mixes is fierce, driving powdered beverage companies to introduce new flavors and other product lines to boost sales. These tactics often require stand-out graphics and proprietary packages from Sonoco to draw attention on store shelves.

     Multiple Packaging Formats. Sonoco leveraged its broad consumer packaging portfolio to provide a total packaging solution to long-time composite can customer, Nutcracker Brands, of Billerica, Mass. For the 2002 holiday season, Nutcracker quickly needed a new multi-format promotional gift pack and turned to Sonoco for a solution. The Company’s sales team delivered a secondary package of a bright red, litho-printed folding carton with a convenient, integrated carrying handle and window from its folding carton operation in Charlotte, N.C., along with two Sonoco composite cans filled with nuts featuring the easy-open Ultra-Seal® peelable membrane top and bright red plastic overcaps. Sonoco’s approach provided Nutcracker with a greatly simplified solution with accelerated execution.

     New Product Launch. In 2002, Sonoco introduced a new rigid packaging format for customers, officially launching the SonoWrap™ single-wrap pack during North America’s largest and most prestigious packaging trade event, Pack Expo 2002. This positions Sonoco as the first to market with a highbarrier, cost-competitive, shaped paperboard package. SonoWrap packs give customers a cost-efficient, customizable shaped package.

Product Innovation. Sonoco added rigid plastic containers to its broad portfolio of consumer packaging offerings as part of the Company’s focus on developing new products to meet market needs. These offerings include co-extrusion blow molding (see photo, right), thermoforming and injection molding technologies for specific niche markets. These capabilities were added because Sonoco’s consumer product customers and prospects demand more packaging options. Sonoco believes there is a strong global market opportunity for rigid packaging—paper and plastic—in snacks, cookies and crackers, and pet treats. For example, Sonoco has begun producing an injection molded, microwavable cup for noodles being marketed by Nissin Foods in Brazil.

Easy-open Closures

     With the acquisition of Phoenix Packaging in late 2001, Sonoco established an extensive portfolio of closure options, including membrane (peelable), steel and aluminum easy-open ends for metal, composite and plastic containers. This portfolio gives Sonoco the ability to respond to the growing consumer demand for package convenience. From soup to nuts to fruit punches to dietary supplements, consumers are trading in their can openers for the ease of easy-open ends.

SONOCO 2002 ANNUAL REPORT    21

Building for Sustainable Growth

Giving consumers new options

New!
Fresh Seal
locks in FLAVOR and AROMA
Maxwell House
Quality Coffee Since 1892
ORIGINAL
Signature Blend, Beautifully Balanced
NET WT 13 OZ (368g) COFFEE

Kraft converted to Sonoco's Valved Ultra-Seal® membrane closure for its Maxwell House® brand ground roasted coffees. As the first major North American coffee producer to convert, Kraft introduced its new Fresh Seal™ can with the easy-open top to consumers in July 2002.

The Valved Ultra-Seal closure features a one-way freshness valve that eliminates the need for Kraft to vacuum pack the coffee. Instead, the can is nitrogen-flushed so the closure can be seamed on the can immediately after filling. The one-way valve allows the carbon dioxide to escape after seaming without allowing oxygen into the package. The result is flavorful, aromatic coffee for consumers as well as a far more convenient opening feature. Sonoco also provided Kraft with technical support as it changed equipment and filling techniques.

Building for Sustainable Growth Giving consumers new options

     Restructured Portfolio of Business. Sonoco has long been a provider of membrane and aluminum easy-open ends, and steel ends through the Phoenix acquisition more than doubled its manufacturing capacity.

     The Company has integrated its four existing easy-open ends production plants in the United States with Phoenix’s original two plants, along with research and development facilities and a global distribution network. Sonoco also operates a joint venture in Brazil, Sonoco For-Plas, Ltd., that manufactures membrane ends. Easy-open end customers span North America, Europe, Latin America, South America and Asia.

     Organic Growth. Already the world’s fourth largest convenience closure manufacturer, Sonoco Phoenix plans to double its business by 2007. Additional manufacturing lines have been purchased and are planned to be operational in late 2003 to support this business’s global growth strategy. The Company anticipates key conversions to easy-open closures during the next several years, especially in the seafood, pet food and soup categories. A significant conversion occurred in the coffee market, with Kraft converting to Sonoco’s Valved Ultra-Seal® closure for its Maxwell House® brand ground roasted coffee in metal cans (see photo, left).

     New Product Launch. Sonoco Phoenix introduced a new 401 full-panel, easy-open closure for processed foods made from double reduced (DR) steel, making it the only company capable of producing this closure. These ends are manufactured from much harder, thinner-gauge steel, which significantly reduces the force needed to open the can. The consumer experiences a smoother opening action, yet the package maintains the integrity needed during the rigors of processing.

Flexible Packaging

     Flexible packaging is one of Sonoco’s newest and fastest growing businesses. The balance of the $60 million in new contracts awarded in 2001 was fully realized during 2002. However, operating issues related to the start-up of new equipment negatively affected earnings for the consumer segment overall.

     Customer and Market Focus. Sonoco added new production equipment in the Fulton, N.Y., plant to serve consumer products companies, including Kraft, Nabisco, Wrigley and Nestlé.

     Sonoco continues to serve the confectionery market, providing a constant cache of new packaging for candy bars and gum to support customers’ marketing and sales campaigns, especially seasonal and special event promotions.

     Sonoco continued to grow its presence in the shrink multi-pack film market for the bundling of bottles and cans. Consumer products companies are converting more and more from other multi-pack formats because print registered shrink multi-pack film offers several advantages: gloss and clarity; a distinctive shape as well as a tight, stackable and secure bundle; and the ability to be used in virtually any type of merchandising display. In addition, it helps deter unwanted sampling by consumers. Sonoco is one of only four packaging companies in North America that understands the complexities of high-speed shrink wrapping equipment and is capable of producing flexographic. Sonoco is the only supplier in North America of rotogravure shrink multi-pack film.

     New Product Innovations. Beverage bottle labels are a significant part of the flexible packaging portfolio, and this year Sonoco engineers recommended a new technology to Coca-Cola Limited for linking Coke® with the hit movie, “Harry Potter and the Chamber of Secrets™.” The roll-fed label surrounded two-liter bottles of Coke and featured a question about Harry Potter. To find the answer,

SONOCO 2002 ANNUAL REPORT    23

consumers must buy the bottle of Coke, and refrigeration reveals the answer on the label. This “magic” is due to temperature sensitive thermochromatic inks used on the eight-color flexo-printed OPP laminated film. While the ink appears traditional as it is applied, it changes based on environmental temperatures.

     Sonotort® retort pouches in which the product can be cooked for distribution, are one of the newest packaging innovations for processed foods, as a fresh alternative to metal cans. Sonoco has brought three retort pouches from the lab to its portfolio: a foil-based 4-ply, a foil-based 3-ply and a clear foil-free structure. The 3-ply foil-free microwavable pouch uses a clear barrier film so consumers can see the product. Sonotort retort pouches offer consumers a new level of convenience for all types of food.

Packaging Services

     The Company’s packaging services business includes three packaging centers, two for The Gillette Company and one for Hewlett-Packard, where Sonoco manages their packaging supply chain requirements on a fee-for-service basis. Packaging services is one of Sonoco’s highest sales growth businesses.

     Sonoco also provides artwork management services through Sonoco Trident in the United Kingdom and the United States. Major consumer products companies use this service to help protect brand integrity in their packaging. Customers also use the Company’s point-of-purchase (POP) business to design, source, pack out and ship POP displays.

     As part of its packaging services offering, Sonoco produces folding cartons from its plant in Charlotte, N.C., primarily serving healthcare, beauty and personal care customers.

     Customer and Market Focus. Sonoco built upon its existing relationship supplying flexible packaging and printed folding cartons to Lance, Inc. by providing support for a new POP promotion. Lance planned a new promotion aimed at national club stores for its popular sandwich cookies and crackers, and turned to Sonoco for a comprehensive solution. During the concept phase, Sonoco prepared for Lance a 3-D digital mock-up of the display that showed exactly how the final POP display would look on the selling floor.

     Sonoco supplied Lance with the printed film for the individual six packs of cookies and crackers, the clear overwrap, the four-color process printed sandwich trays for the multi-packs, and the corrugated pallet designed to contain and stabilize the individual sandwich trays. Sonoco’s unique pallet design provided exceptional merchandising flexibility, since it can be used as a center aisle or end cap floor display or on the shelf. Sonoco also oversaw the pack out of the displays. This comprehensive solution is part of the Company’s ongoing effort to provide more of its customers’ packaging supply chain needs.

High Density Film Products

     Sonoco’s high density film business is the leading producer of plastic grocery bags in the United States and offers an array of retail, convenience store, fast food and easy-open produce bags. The Company also produces agricultural mulch film to enhance crop growth.

     This business enjoyed strong productivity improvement in 2002, due to significant automation and a plant closure, with its volume consolidated into the business’s other five plants.

Specialty Businesses

     Sonoco is the North American market leader supplying paper coasters and glass covers to the hospitality, restaurant and healthcare industries. Volume in this business was down in 2002, reflecting the negative impact of general economic conditions on the hotel and dining industry.

People, Culture and Values

Safety

     The foundation of Sonoco’s culture lies in the safety of its employees. Safety comes first at Sonoco— no exceptions for anyone at anytime. 2002 was the safest in the Company’s 104-year history. Sonoco’s record is world class, with a Total Incident Rate (TIR) of 1.19 (annualized number of reportable injuries per 100 full-time employees), a 20% improvement over 2001, which had been the previous record year. Most importantly, 53 fewer people were injured in 2002 than in 2001. Within the Sonoco culture, only a zero TIR record will ever be considered acceptable.

Corporate Citizenship

     For the third consecutive year, Sonoco was named by Business Ethics magazine as one of the 100 Best Corporate Citizens. Selections are made based on service to seven stakeholder groups, including shareholders, employees, community, environment, overseas stakeholders, minorities and women and customers. Sonoco was also named by Computerworld magazine as one of the Best Places to Work in IT (Information Technology) – U.S. for the fourth year.

     Sonoco is a sponsoring company of the inaugural Forum for Corporate Conscience scheduled to be held in March 2003 in Charlotte, N.C. This three-day conference will bring together CEOs of for-profit and non-profit organizations from across the nation, including Sonoco President and Chief Executive Officer Harris DeLoach. These leaders will examine their roles in providing values-based leadership within their organizations and communities.

Community Support

     Sonoco and its employees have historically provided community support with the goal of improving the quality of life in their neighborhoods. The Company contributes approximately 1% of its consolidated pretax income in the areas of education, health and welfare, arts and the environment. The Company also offers a program of matching employee gifts to colleges and universities. The Company’s philanthropic, community, employee and general citizenship activities and policies are reviewed by the Employee/Public Responsibility Committee of Sonoco’s Board of Directors.

Selected Quarterly Financial Data (Unaudited)

Sonoco Products Company and Subsidiaries

(Dollars in
thousands
except per
share data)		First Quarter [1]	Second Quarter[2]	Third Quarter[3]	Fourth Quarter [4]

2002
Net sales		$654,236	$712,354	$717,390	$728,170
Gross profit		135,209	145,290	135,301	136,560
Net income		33,547	37,727	29,204	34,838
Per common share
Net income	-basic	$.35	$.39	$.30	$.36
	-diluted	.35	.39	.30	.36
Cash dividends	-common	.20	.21	.21	.21
Market price	-high	29.40	29.70	27.58	25.47
	-low	24.84	26.43	20.87	19.81

2001
Net sales		$632,768	$647,659	$649,265	$676,584
Gross profit		137,287	136,357	135,256	135,530
Net income		4,660	16,944	42,824	27,181
Per common share
Net income	-basic	$.05	$.18	$.45	$.28
	-diluted	.05	.18	.45	.28
Cash dividends	-common	.20	.20	.20	.20
Market price	-high	24.64	25.79	26.25	26.58
	-low	19.69	21.30	20.55	23.19

[1] In 2002, includes restructuring charges of approximately $1.4 million ($.9 million after tax) and $.1 million income ($.1 million after tax) from the reversal of restructuring charges related to an affiliate accounted for on the equity method of accounting. In 2001, includes restructuring charges of approximately $44.3 million ($30.8 million after tax).

[2] In 2002, includes restructuring charges of approximately $1.7 million ($1.1 million after tax). In 2001, includes restructuring charges of approximately $2 million ($1.3 million after tax), $6 million after-tax expense related to the surrendering of corporate-owned life insurance (COLI) and $11.3 million of additional tax expense, and $2 million ($1.3 million after tax) of restructuring charges of an affiliate accounted for on the equity method of accounting.

[3] In 2002, includes restructuring charges of approximately $6.4 million ($4.1 million after tax). In 2001, includes net gains of $6.2 million ($3.4 million after tax) from legal settlements and COLI, and $.5 million ($.4 million after tax) of restructuring charges related to an affiliate accounted for on the equity method of accounting.

[4] In 2002, includes restructuring charges of approximately $3 million ($2 million after tax). In 2001, includes restructuring charges of approximately $7.1 million ($4.5 million after tax) and $7.5 million expense ($4.9 million after tax) associated with restructuring charges related to an affiliate accounted for on the equity method of accounting.

The market price of the Company’s stock decreased to
$22.93 per share at the end of 2002, while the book value
per common share increased to $8.98.
Market Price vs. Book Value Per Common Share (Dollars) 31.54 $32 29.63 26.58
23.86 23.53 2422.7522.93 21.63 19.05 18.94 16 8.888.98 8.108.088.448.40 7.458.05 8 6.106.57 9293 9495 96 9798 99 00 01 02

Management’s Discussion and
Analysis of Operations and Financial Condition

Overview

     Despite a challenging economic environment in 2002, Sonoco continued to pursue its strategic and financial goals. Sales increased by approximately $200 million, an 8% growth rate over 2001, resulting from the full-year impact of sales from seven key acquisitions completed in 2001 in addition to organic growth. Free cash flow in 2002 (defined as cash flow from operations of $271.5 million adding back funding of benefit plans of $119.4 million less capital expenditures of $124 million and dividends of $79.8 million) was $187.1 million, compared with $203.8 million in 2001, signifying continued cash flow strength and effective management of the Company’s working capital. To help sustain strong cash flow, the Company continues to aggressively manage costs through productivity initiatives, restructuring actions and increased capital effectiveness.

Special Charges and One-time Items
2002 Transactions

     During 2002, the Company recognized restructuring charges, net of adjustments, of $12.6 million pretax or $8.1 million after tax, primarily related to four plant closings in the United States in the Consumer Packaging segment, and severance costs associated with plant consolidations in Europe, in addition to one plant closing in the United States in the Industrial Packaging segment. The restructuring charges consisted of severance and termination benefits of $10.5 million, asset impairment charges of $.4 million and other exit costs of $1.7 million, consisting of building lease termination charges and other miscellaneous costs. The objective of these restructuring actions, in addition to previous actions in 2001, was to realign and centralize a number of staff functions and to eliminate excess plant capacity, thereby removing approximately $58 million of annualized costs from the Company’s cost structure, of which approximately $47 million was realized in 2002. With the exception of ongoing pension subsidies and certain building lease termination expenses, costs associated with the restructuring actions are expected to be paid by the end of the fourth quarter 2003 using cash generated from operations. The Company anticipates that it will take additional restructuring actions and record additional restructuring charges during 2003.

Accounting Changes

     Under the guidelines of Statement of Financial Accounting Standards No. 142, ‘Goodwill and Other Intangible Assets’ (FAS 142), purchased goodwill and intangibles with indefinite lives are no longer amortized in 2002. For comparative purposes, in Management’s Discussion and Analysis, operating profits have been adjusted to exclude goodwill amortization of $12.1 million in 2001 ($4.1 million in the Consumer Packaging segment and $8 million in the Industrial Packaging segment) and $10.9 million in 2000 ($4.4 million in the Consumer Packaging segment and $6.5 million in the Industrial Packaging segment).

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

     In connection with the Company’s restructuring actions, asset impairment charges of $16.9 million were recognized related to the write-off/down of assets associated with 13 plant closings and nine plant locations identified for other restructuring actions. Impaired assets were written down to the lower of carrying amount or fair value, less costs to sell, if applicable. The Company recognized write-offs/downs of impaired facilities and equipment of $15.7 million and write-offs/downs related to facilities and equipment held for disposal of $1.2 million.

     During 2001, affiliates accounted for under the equity method of accounting recorded restructuring charges of $10 million pretax or $6.6 million after tax. These costs included the closing of two plants and other miscellaneous restructuring activities. The affiliate restructuring charges are included in “Equity in earnings (loss) of affiliates/ minority interest in subsidiaries” in the Company’s Consolidated Statements of Income.

     In the second quarter of 2001, the Company surrendered its corporate-owned life insurance (COLI) policies as a result of the settlement with the Internal Revenue Service (IRS) over deductibility of COLI loan interest. The surrender of these policies resulted in additional income taxes of $11.3 million and other costs of $7 million. Other costs are included in “Other expense, net” in the Company’s Consolidated Statements of Income. Additionally during 2001, the Company recognized a gain on net legal settlements of $7.3 million.

2000 Transactions

     During the third quarter of 2000, the Company’s chief executive officer elected to take early retirement, and the group vice president for Global Consumer Products resigned. The Company incurred a related one-time charge of $5.5 million pretax or $3.4 million on an after-tax basis.

SONOCO 2002 ANNUAL REPORT    27

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

During the fourth quarter of 2000, the Company divested two operations in Europe, the largest of which was the container seals operation in the United Kingdom. These transactions generated cash of $17 million and resulted in a net gain of $5.2 million on both a pretax and after-tax basis as a result of utilizing capital loss carryforwards on these transactions. Also during the fourth quarter of 2000, the Company closed two engineered carriers plants and recognized asset impairment charges. These actions totaled $5.2 million pretax or $3.2 million on an after-tax basis. Additionally, in the fourth quarter, the Company recognized additional tax expense of $12 million associated with the IRS’s position on COLI.

Acquisitions

     During the fourth quarter of 2002, the Company completed the purchase of Texas Reel Company’s plywood reel operations in Sherman, Texas, and Coonrod Reel Company’s nailed wooden reel operation in Bonham, Texas. The purchases included equipment, inventory and intangible assets. Annual sales from these acquisitions are expected to be approximately $10 million. In addition, during the second quarter of 2002, the Company purchased a small paper recycling operation in Kansas City, Mo., and Topeka, Kan., and a small recovered paper trucking operation in Manhattan, Kan. These purchases are part of the Industrial Packaging segment (see Note 2 to the Consolidated Financial Statements).

     During 2001, the Company made several acquisitions. Those in the Company’s Industrial Packaging segment included U.S. Paper Mills Corp., a lightweight paperboard and tube operation with operations in DePere, Wis. and Menasha, Wis.; Cumberland Wood Products, Inc., a plywood reel operation in Helenwood, Tenn.; a paper-based textile tube converting facility in Kaiping, China; a unit of Smurfit UK Limited, a paper-based core and tube operation in the United Kingdom; a paper mill in Hutchinson, Kan.; a paper-based core and tube facility in Sint-Denijs, Belgium; and an engineered carriers operation in Cartersville, Ga.

     Acquisitions in the Company’s Consumer Packaging segment included assets of a packaging services operation in Hemel Hempstead, England, and the acquisition of Phoenix Packaging Corporation, a steel easy-open closure operation in North Canton, Ohio.

The increase in other assets is
primarily due to pension funding
made during 2002.
Assets by Category (Millions of Dollars) 975 1009 $2,4001033 974 1014 1,800 752 678 723 696 1,200 661 665 663 541 543 600 408 98 99 00 01 02

     In 2001, the Company also acquired Hayes Manufacturing Group, Inc., a manufacturer of paper-based tubes, cores and composite cans headquartered in Neenah, Wis. Approximately 80% of this operation is included in the Industrial Packaging segment and 20% in the Consumer Packaging segment.

     During 2000, the Company purchased in the consumer segment the Australian composite can business of Amcor Packaging, as well as a small graphics business in the United Kingdom.

Financial Measures

     Although the Company prepares its Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (US GAAP), the Company has historically used certain financial measures that are not defined by US GAAP to evaluate its business. The Company believes that the presentation and discussion of these financial measures in Management’s Discussion and Analysis enhances the understanding of the Company’s results for the periods presented.

     The Company uses comparative net income and financial ratios based on comparative net income, as key measures for evaluating trends in its businesses. Comparative net income is defined as net income as reported on a US GAAP basis excluding the impact of one-time items, restructuring charges, and, in years prior to 2002, goodwill amortization expense. Such adjustments are made to remove the effects of one-time and other transactions that can distort the trend in underlying operational results.

     The Company uses free cash flow as a key measure of evaluating net cash generated from routine business activity. Free cash flow is defined as cash flow from operations less capital expenditures and dividends. However, due to the significant discretionary pension fund contributions made in 2002, the Company has also excluded this item from free cash flow in 2002 and 2001 as it believes that this provides a better evaluation of the net cash generated from routine business activity. Although pension funding is a use of cash, the timing of funding can be discretionary. Dividends and capital spending are considered to be a more routine use of cash and therefore are reflected as a reduction in the free cash flow calculation.

     The SEC recently issued rules effective for filings for periods ending after March 28, 2003, that specify that only non-recurring, infrequent or unusual items can be considered for determining comparative net income and free cash flow. For example, charges, such as restructuring, if recurring, will generally not be an adjustment for purposes of calculating comparative net income.

Results of Operations 2002 versus 2001

Operating Revenue

     Consolidated net sales for 2002 were $2.81 billion, versus $2.61 billion in 2001, an increase of $206 million.

     The components of the sales change were:

($ in millions)
Increase in volume	$211
Increase in contract service revenue	25
Selling price	(27)
Other	(3)

Total sales increase	$206

     The higher sales, compared with the same period in 2001, were due primarily to increased volume, principally as a result of the seven key acquisitions made during 2001; new flexible packaging business; and increased volumes in the engineered carriers/paper operations. These higher sales volumes were, however, partially offset by lower volume in the Company’s molded plastics operations, cable and wire reels business, and composite can operations. Higher contract service revenue in the packaging services business also contributed to the increase in sales. In addition, lower average selling prices of approximately $49 million, primarily in the engineered carriers and high density film businesses, were partially offset by approximately $22 million in higher selling prices for recovered paper sold externally. Domestic sales were $2 billion, up 7.6% over 2001, and international sales were $.8 billion, up 8.8% over 2001. The impact on both sales and operating profit from foreign exchange rate movement was not significant in 2002.

Operating Profits

     Operating profits (income before income taxes) for 2002 of $198.5 million were $22.7 million, or 12.9% higher than 2001 operating profits of $175.8 million. Excluding special charges, the effect of not amortizing goodwill and other one-time items described on page 27 of Management’s Discussion and Analysis, operating profits would have declined approximately 12.5% in 2002.

($ in millions)	2002	2001	% Change

Industrial Packaging	$151.7	$168.2	(9.8)%
Consumer Packaging	111.9	121.4	(7.8)%

	263.6	289.6	(9.0)%
Special charges and one-time items	(12.6)	(53.3)	76.4%
Goodwill amortization		(12.1)	100%
Interest expense, net	(52.5)	(48.4)	(8.5)%

Consolidated operating profit	$198.5	$175.8	12.9%

     Operating profits were impacted by higher volume driven principally by the effect of 2001 acquisitions. In addition, operating profits were impacted by lower average selling prices of approximately $49 million primarily in the engineered carriers and high density film businesses, partially offset by higher selling prices of approximately $22 million for recovered paper sold externally. Higher raw material costs for old corrugated containers (OCC) were partially offset by lower resin costs in the high density film business. Gross profit as a percentage of net sales was 19.6% in 2002, compared with 20.9% in 2001. The decrease in 2002 is primarily related to the negative selling price/material cost relationship previously discussed.

     Selling, general and administrative expenses as a percentage of sales remained flat with 2001 at approximately 10% of sales. In 2002, the Company continued to focus on controlling fixed cost spending. This focus was supported by the Company’s restructuring actions during the year.

     Investment returns earned on assets held by the Company’s benefit plans are used to lower the Company’s cost of providing pension and postretirement benefits. During 2002, the Company experienced higher year-over-year expense of approximately $23 million pretax, primarily related to the impact of stock market performance on investment earnings of assets in U.S. pension and postretirement plans. The market value of U.S. benefit plan assets declined approximately 7% in 2001 and another 9% in 2002. As a result of declines in the market performance of U.S. pension fund assets, coupled with lower interest rates, the Company elected to fund its U.S. pension plan by approximately $76 million late in the fourth quarter of 2002, leaving the plan in a slightly over-funded position at year-end. The Company contributed a total of $110 million to the U.S. pension plan during 2002. There were no requirements under ERISA to fund the plan until 2004 at the earliest, and the Company views this additional funding as a prepayment of future funding requirements. As a result of declines in the market performance of foreign pension fund assets, coupled with lower interest rates, the Company was required to record an additional minimum pension liability of approximately $31 million after tax (see Note 17 to the Consolidated Financial Statements). The Company revised its 2003 pension and postretirement benefit plan assumption for asset rate of return to 8.75% from 9.5% in 2002. The Company expects 2003 earnings to be reduced by an incremental increase of approximately $.19 per diluted share based on the value of pension and postretirement benefit plan assets as of year-end 2002.

     Research and development costs charged to expense were $13.8 million and $12.9 million in 2002 and 2001, respectively. Significant projects in the Industrial Packaging segment included efforts to design new products for the construction industry and to enhance performance characteristics of the Company’s engineered carriers in the textile, film and paper packaging areas, as well as projects aimed at productivity enhancements. The Consumer Packaging segment continued to invest in new materials technology and new process technology for a range of packaging options, including composite cans and other forms of shaped packaging. Expenditures in this area are expected to increase in 2003.

     Net interest expense increased $4.1 million over 2001. The increase was primarily driven by higher interest rates associated with fixed rate debt securities issued in the fourth quarter of 2001 partially offset by lower average debt levels in 2002.

     The effective tax rate for 2002 was 35.6%, compared with 47.2% in 2001. In 2001, excluding the impact of

SONOCO 2002 ANNUAL REPORT    29

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

one-time additional COLI charges and certain non-deductible restructuring charges, the effective tax rate would have been 37.5%. The drop in the effective tax rate, from 37.5% in 2001 to 35.6% in 2002, is partially due to non-deductible goodwill amortization no longer being reported as an expense in 2002 under FAS 142. In addition, the Company’s 401(k) plan participants are now given the right to elect to receive cash dividends on Company stock in the plan that results in the tax deductibility of the related dividends paid by the Company. The examination by the IRS of the Company’s federal tax returns for the years 1996 through 1998 concluded in 2002. There was no material impact to the Company’s Consolidated Financial Statements.

     Equity in earnings (loss) of affiliates/minority interest in subsidiaries increased in 2002 to $7.4 million from $(1.2) million in 2001 primarily due to restructuring charges recorded by affiliates in 2001 of $6.6 million after tax.

     Net income for 2002 was $135.3 million, versus $91.6 million in 2001. Comparative (excluding restructuring charges in both years and, in 2001, excluding net gains from legal settlements, COLI adjustments and the effect of not amortizing goodwill) net income would have been $143.3 million in 2002, compared with $157.7 million in 2001. Earnings per diluted share in 2002 were $1.39 per share, compared with $.96 in 2001. Comparative earnings per diluted share would have been $1.48 in 2002, compared with $1.65 in 2001.

     The following table is a reconciliation of net income as reported, to comparative net income:

($ in millions)	2002	2001

Net income as reported	$135.3	$91.6
Add (subtract) one-time adjustments:
Net gains from legal settlements and COLI adjustments		(.2)
Goodwill amortization		12.1

Total one-time adjustments		11.9
Restructuring charges	12.6	53.6

Total pretax adjustments	12.6	65.5
Tax impact of adjustments above	(4.5)	(17.3)
Additional COLI tax expense		11.3
Affiliate restructuring, net of tax	(.1)	6.6

Comparative net income	$143.3	$157.7

Reported net income per common share:
Basic	$1.40	$.96
Diluted	$1.39	$.96
Comparative net income per common share:
Basic	$1.49	$1.65
Diluted	$1.48	$1.65

Operating Segments

     Sonoco reports results in two segments, Industrial Packaging and Consumer Packaging. International results are reflected in the appropriate segment based on the products produced. Operating profit is defined as revenue less operating costs, with all corporate costs (excluding interest and income taxes) allocated to the two segments. For purposes of Management’s Discussion and Analysis, previously described special charges and one-time items, are excluded from the segments’ operating profits. For further information about special charges and one-time items by segment, see Note 16 to the Consolidated Financial Statements.

     Industrial Packaging Segment-This segment represented approximately 50% of the Company’s sales in 2002 and includes the following products: high-performance paper, plastic and composite engineered carriers; paperboard; wooden, metal and composite reels for wire and cable packaging; fiber-based construction tubes and forms; custom designed protective packaging; and supply chain management capabilities.

     Sonoco’s paper operations include the Company’s 31 papermills, 43 paper machines and 56 collection facilities around the world. The paper mills have annual capacity to produce approximately two million tons of recycled paperboard, of which Sonoco uses approximately 70% internally. The Company also produces approximately 170,000 tons annually of corrugating medium exclusively for Georgia-Pacific under a cost plus fixed management fee arrangement.

     Results for this segment are presented below:

($ in millions)	2002	2001	% Change

Trade sales	$1,407.7	$1,310.0	7.5%
Operating profit	151.7	168.2	(9.8)%
Capital spending	60.8	57.5	5.7%

Identifiable assets remained relatively
constant in 2002.
Industrial Segment (Billions of Dollars) $1.40 1.24 1.21 1.19 1.13 1.14 .05 .70 .35 98 99 00 01 02

     Trade sales in the Industrial Packaging segment increased $97.7 million, or 7.5%, to $1.41 billion in 2002. Domestic sales were up $60.5 million, or 7.3%, and international sales were up $37.2 million, or 7.9%. Operating profits decreased 9.8% to $151.7 million in 2002.

     The higher sales, compared with 2001, were primarily due to increased volume of approximately $107 million, driven principally by the effect of 2001 acquisitions and increased volume in the engineered carriers/paper operations, partially offset by lower volume in the Company’s cable and wire reels business, and molded plastics operations. Net volume increases were partially offset by the impact of lower average selling prices of approximately $8 million.

     Earnings in this segment were impacted by a decline in the Company’s price/cost relationship of approximately $31 million, primarily associated with lower average selling prices and higher raw material costs for OCC, partially offset by external sales of recovered paper. Historically, Sonoco has fully recovered increased OCC costs through price increases, with a normal six-to-eight week delay in recovery of each increase. During this cycle, however, the weak demand and rapid decrease in OCC price caused a longer than usual recovery period. OCC costs per ton in the United States increased significantly beginning in April 2002 from $35 to a high in July of $130, then dropped to $100 in August, to $75 in September and to $50 in December. Although the timing of OCC movements was not the same, similar trends were noted in OCC markets globally. To recover higher OCC costs, the Company implemented price increases in the second and third quarters of 2002 in paperboard and converted products (tubes and cores) in the United States, Canada and Europe. However, as a result of the rapid decline of OCC prices and the competitive market environment, the Company was only able to implement one converted products price increase during the cycle. This price increase was sufficient to cover the increase in OCC costs in late 2002, compared with OCC costs in late 2001. OCC prices continue to be volatile and could continue to be a major factor in segment earnings throughout 2003.

     Earnings were positively impacted by on-going productivity initiatives that resulted in reduced costs of approximately $23 million, and higher volume in engineered carriers, principally as a result of acquisitions completed in 2001, which were offset by lower volume in the Company’s cable and wire reels business and molded plastics operations. Also, pension and postretirement expense was approximately $14 million (pretax) higher in 2002 over the prior year.

     Capital spending was $60.8 million in 2002, compared with $57.5 million in 2001. Depreciation, depletion and amortization expense was $93 million in 2002, compared with $94 million in 2001. Significant capital spending included the rebuilding of several paper mills, primarily in the United States, Canada and Europe.

     Restructuring Activities-Industrial Packaging Segment. During 2002, the segment recorded total restructuring charges of $6.4 million, mainly attributed to the closing of a plant location in the United States and severance costs associated with plant consolidations in Europe.

     Consumer Packaging Segment-This segment represented approximately 50% of the Company’s sales in 2002 and includes the following products and services: round and shaped rigid packaging, both composite and plastic; printed flexible packaging; metal and plastic ends and closures; high density film products; specialty packaging; and packaging services.

     Results for this segment are presented below:

($ in millions)	2002	2001	% Change

Trade sales	$1,404.5	$1,296.3	8.3%
Operating profit	111.9	121.4	(7.8)%
Capital spending	63.2	44.5	42.1%

     Trade sales in the Consumer Packaging segment increased $108.2 million to $1.40 billion in 2002 from $1.30 billion in 2001. Domestic sales were $1.1 billion, up 7.3% from 2001, and international sales were $.3 billion, up 12.1% from 2001. Operating profit of $111.9 million in 2002 was 7.8% below 2001.

     The increase in sales was due primarily to increased volume of approximately $104 million, driven by additional easy-open steel closures revenue at Sonoco Phoenix, which was acquired in 2001, and new flexible packaging business, partially offset by decreased volume in composite cans. Sales in 2002 were also positively impacted by higher packaging services revenue of approximately $25 million. Lower selling prices, primarily in the Company’s high density film business partially offset the higher sales volume and higher packaging services revenue. Packaging services is expected to continue to grow in the coming years.

     Profits in this segment decreased because of negative price cost relationships of approximately $11 million primarily in the high density film business, new equipment start-up costs in flexible packaging and higher pension and postretirement expense of approximately $9 million pretax. Some of the negative impact was offset by productivity initiatives yielding approximately $16 million in year-over-year savings and earnings associated with acquisitions completed in 2001.

     The uncertainty in the global oil market could continue to destabilize the resin market in 2003 which could increase the costs to the high density film and other businesses using resin as a primary raw material.

     Capital spending in the consumer segment was $63.2 million in 2002, compared with $44.5 million in 2001. Depreciation, depletion and amortization expense in this segment was $66.3 million in 2002, compared with $64.6 million in 2001. Significant spending included numerous productivity enhancement and consolidation projects in the United States. Additionally, the flexible packaging business continued to invest in a state-of-the-art flexographic press to support continued growth in the confectionary market.

Identifiable assets remained constant
in 2002.
Identifiable Assets, Consumer Segment (Billions of Dollars) $0.80 .76 .76 .71 .68 0.60 .51 0.40 0.20 98 99 00 01 02

SONOCO 2002 ANNUAL REPORT    31

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

     Restructuring Activities-Consumer Packaging Segment. During 2002, the segment recorded total restructuring charges of $6 million, primarily associated with severance costs related to four plant closings in the United States.

     In addition, 2002 restructuring charges in Corporate totaled approximately $.2 million.

Financial Position, Liquidity
and Capital Resources

     Cash flows from operations totaled $271.5 million in 2002, compared with $364.3 million in 2001. The decrease was primarily due to cash funding of the Company’s pension and postretirement benefit plans of $119.4 million (included in “Other assets and liabilities” on the Company’s Consolidated Statements of Cash Flows). Free cash flow (defined as cash flow from operations of $271.5 million adding back funding for benefit plans of $119.4 million less capital expenditures of $124 million and dividends of $79.8 million) was $187.1 million. Cash flows from investing activities decreased from $371.9 million in 2001 to $124.4 million in 2002 as a result of fewer acquisitions in 2002. Net cash used in financing activities increased in 2002, primarily due to lower debt proceeds, net of the decrease in the repayment of commercial paper borrowings, as compared with 2001. The Company expects internally generated cash flows to be sufficient to meet operating and normal capital expenditure requirements on a short-term and long-term basis.

     Current assets remained relatively unchanged, decreasing $1.9 million in 2002 to $663.3 million. In 2001, current assets decreased $30.6 million to $665.2 million primarily due to lower trade accounts receivable balances. Current liabilities increased $139.8 million to $600 million in 2002 primarily due to increased current debt maturities. The Company has $100 million of 5.875% bonds maturing in November 2003. The bonds are expected to be refinanced with floating rate debt in order to bring the Company’s fixed rate/floating rate ratio closer to its 50/50 target. In 2001, current liabilities increased $23.2 million mainly due to higher accrued expenses. The current ratio was 1.1 at the end of 2002, compared with 1.4 and 1.6 at the end of 2001 and 2000, respectively.

Net working capital decreased
$141.7 million in 2002 primarily due
to the reclassification into current
liabilities of bonds totaling $100 million
reaching maturity in 2003, along
with increased accounts payable.
Net Working Capital (Millions of Dollars)
$400 307 300 259 225 205 200 100 63 98 99 00 01 02

     Capital expenditures in 2002 were $124 million, compared with $102 million in 2001 and $117.2 million in 2000. Capital expenditures in 2003 are expected to be in the $125 million to $150 million range.

     The following table summarizes contractual obligations at December 31, 2002:

Contractual Obligations

		Payments Due By Period

		Less Than	2 to 3	4 to 5	More Than
($ in millions)	Total	1 Year	Years	Years	5 Years

Debt obligations	$834	$135	$156	$3	$540
Operating leases	91	22	31	19	19
Purchase obligations *	180	14	25	23	118

Total contractual obligations	$1,105	$171	$212	$45	$677

*	Includes long-term contractual commitments only. Does not include short-term obligations for the purchase of goods and services used in the ordinary course of business.

     At December 31, 2002, the Company had third party debt guarantees, not included in the Company’s Consolidated Financial Statements, of approximately $5 million related to debt of independent contractors supporting the Company’s forest operations and debt of equity affiliates. The Company had fully committed bank lines of credit in the amount of $450 million during 2002 and 2001. The credit is undrawn, but provides back-up credit for commercial paper, short-term borrowings under uncommitted facilities and future liquidity needs. The credit agreement matures in July 2003 unless the Company exercises a one-year, term-out option on any outstanding borrowings under the agreement. The Company intends to enter into a similar agreement when it expires. The agreement provides for an increase in interest rates if the Company’s credit rating falls, but the agreement does not terminate. None of the Company’s material credit arrangements contain rating-based default provisions.

     Debt decreased $88 million to $833.8 million at December 31, 2002, from $921.8 million at December 31, 2001. The decrease was due to cash flow from operations in excess of needs for capital expenditures, dividends and pension fund contributions.

Total debt decreased $88 million
during 2002, as free cash flow was
used to lower debt levels.
Total Debt (Millions of Dollars)
$1,000 922 904 858 834 784 750 500 250 98 99 00 01 02

During the fourth quarter 2001, the Company issued debt securities (“Notes”) of $250 million pursuant to shelf registrations with the Securities and Exchange Commission. The Notes bear interest at 6.5% per year, payable semiannually on May 15 and November 15, and will mature on November 15, 2013. The Company used the net proceeds from the sales of the Notes to pay down maturing commercial paper.

     In 2002, the Company maintained its “A range” credit rating. On July 12, 2001, Standard & Poor’s announced the reduction of the Company’s long-term debt rating from “A” to “A minus” and the commercial paper rating from “A-1” to “A-2” with a stable outlook. On August 13, 2001, Moody’s changed the ratings outlook for the Company’s “A-2” long-term debt ratings and Prime-1 short-term ratings for commercial paper to negative from stable. Both agencies cited that the rating revisions were due to expected increased leverage in the near term as a result of the 2001 acquisitions.

     Interest expense was $54.2 million in 2002, compared with $52.2 million in 2001 and $59.6 million in 2000. The increase in 2002, compared with 2001, was due mainly to higher average interest rates as the Company repaid $250 million of commercial paper through the issuance of 6.5% debt securities in the fourth quarter of 2001. This increase was partially offset by lower average debt balances, lower commercial paper rates and the amortization associated with the 2002 interest rate swap termination discussed under the Risk Management section of Management’s Discussion and Analysis. The decrease in 2001, compared with 2000 interest expense, was due to lower commercial paper rates. Average rates in 2001 fell to 4.1% from 6.3% and resulted in interest savings of approximately $6 million. The remaining decrease was due to slightly lower average debt balances.

     On a comparative net income basis, earnings before interest and taxes would have been 4.9 times interest expense in 2002, compared with 5.6 times and 5.8 times in 2001 and 2000, respectively. On a comparative net income basis, earnings before interest, taxes, depreciation, depletion and amortization expense were 7.8 times interest in 2002, 8.4 times in 2001 and 8.1 times in 2000. The Company’s debt to total capital ratio was 44.5% at December 31, 2002, compared with 49.3% and 48.5% at the end of 2001 and 2000, respectively. Return on total equity was 16% in 2002, compared with 11.5% in 2001 and 19.1% in 2000. On a comparative basis, the return on total equity would have been 16.9% in 2002, 19.8% in 2001 and 21.7% in 2000.

     Shareholders’ equity increased $63.3 million from December 31, 2001, to $867.4 million at December 31, 2002. The change resulted mainly from net income of $135.3 million, capital generated by exercised stock options of $21.6 million and foreign currency translation of $15.8 million, reduced by dividends of $79.8 million and minimum pension liability adjustments of $30.9 million. Shareholders’ equity increased $2.7 million from December 31, 2000, to $804.1 million at December 31, 2001. The change resulted primarily from net income of $91.6 million and $14 million of exercised stock options, reduced by dividends of $76.1 million, minimum pension liability adjustments of $15.9 million and foreign currency translation of $8.8 million. The Company made no repurchases of its common stock in 2002. In 2001, the Company repurchased 92,960 shares of common stock pursuant to authorizations by the Company’s Board of Directors. At December 31, 2002 and 2001, the Company had remaining authorizations to repurchase approximately 5,300,000 shares of common stock. The Company does not intend to repurchase a significant number of shares in 2003.

     Although the ultimate determination of whether to pay dividends is within the sole discretion of the Board of Directors, the Company plans to increase dividends as earnings grow. Dividends per common share were $.83 in 2002, $.80 in 2001 and $.79 in 2000.

The debt to total capital ratio was
44.5% at December 31, 2002,down
from 49.3% at December 31,2001.
Debt to Total Capital Ratio (Percent) 60% 48.549.3 46.7 47.5 44.5 45 30 15 98 99 00 01 02

Risk Management

     As a result of operating globally, the Company is exposed to market risk from changes in foreign exchange rates. The exposure is well diversified as the Company’s facilities are spread throughout the world, and the Company generally sells in the same country where it produces. The Company monitors these exposures and may use traditional currency swaps and forward foreign exchange contracts to hedge a portion of the net investment in foreign subsidiaries, foreign currency assets and liabilities, or forecasted transactions denominated in foreign currencies.

     The Company is exposed to interest rate fluctuations as a result of using debt as a source of financing its operations. When necessary, the Company expects to use traditional, unleveraged interest rate swaps to manage its mix of fixed and variable rate debt to ensure that exposure to interest rate movements is maintained within established ranges. During the first quarter of 2002, the Company entered into a swap to match the terms of a $150 million 7% bond maturing in 2004. The swap qualified as a fair value hedge under Financial Accounting Standard No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (FAS 133), and swapped fixed interest for floating. During the third quarter of 2002, the Company terminated this agreement and received $3.4 million in cash from the termination, including $.7 million of interest earned up to termination of this derivative instrument. In accordance

SONOCO 2002 ANNUAL REPORT    33

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

with FAS 133, the 7% bonds and related interest rate swap were marked to fair market value through the date of this swap termination. Interest expense will be lowered by future amortization of the gain associated with this swap termination until the related bonds mature on November 15, 2004. At December 31, 2002, the deferred gain related to this swap termination was approximately $2.2 million. During 2001, the Company did not have any interest swaps outstanding.

     The Company is a purchaser of commodities such as recovered paper, resin and energy. In general, the Company does not engage in material hedging of commodity prices because there is usually a high correlation between the commodity cost and the ultimate selling price of its products. These commodities are generally purchased at market or fixed prices that are established with the vendor as part of the purchase process for quantities expected to be consumed in the ordinary course of business. On occasion, where the correlation between selling price and commodity price is less direct, the Company may enter into commodity futures or swaps to reduce the effect of price fluctuations.

     At the end of 2002, the Company had commodity swaps outstanding to fix the costs of a portion of raw materials for 2003 and 2004. The swaps qualify as cash flow hedges under FAS 133. The fair market value of these commodity swaps at December 31, 2002 and 2001, was not material to the Consolidated Financial Statements.

     FAS 133 requires that derivatives be marked to fair value quarterly and recorded on the balance sheet. The Company uses published market prices or estimated values based on current price quotes and a discounted cash flow model to estimate the fair market value of the swaps.

     The use of financial instruments to hedge foreign exchange, interest rate and commodity price risk was not material to the Consolidated Financial Statements as a whole as of December 31, 2002, 2001 or 2000.

     Except for the impact on energy and raw material prices, inflation did not have a material effect on the Company’s operations in 2002, 2001 or 2000.

     The Company is subject to various federal, state and local environmental laws and regulations concerning, among other matters, wastewater effluent and air emissions. Compliance costs have not been significant due to the nature of the materials and processes used in manufacturing operations. Such laws also make generators of hazardous wastes and their legal successors financially responsible for the cleanup of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites owned by third parties. These regulatory actions and a small number of private party lawsuits are believed to represent the Company’s largest potential environmental liabilities. During 2002, litigation involving several sites was concluded, resulting in lower estimated future liabilities. Accordingly, the Company has accrued approximately $4.4 million at December 31, 2002, compared with approximately $7.2 million at December 31, 2001, with respect to these sites (see Note 14 to the Consolidated Financial Statements).

     The Company’s main plant and corporate offices are located in Hartsville, S.C. There are 126 owned and 115 leased facilities used by operations in the Industrial Packaging segment and 33 owned and 32 leased facilities used by operations in the Consumer Packaging segment. Europe, the largest foreign geographic location, has 43 manufacturing locations.

Critical Accounting Policies and Estimates

     The Company’s analysis and discussion of its financial condition and results of operations are based upon its Consolidated Financial Statements that have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The Company evaluates these estimates and assumptions on an ongoing basis, including but not limited to those related to inventories, bad debts, derivatives, income taxes, intangible assets, restructuring, pension and other postretirement benefits, environmental liabilities, and contingencies and litigation. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. The impact and any associated risks related to estimates, assumptions and accounting policies are discussed in Management’s Discussion and Analysis, as well as in the Notes to the Consolidated Financial Statements, if applicable, where such estimates, assumptions and accounting policies affect the Company’s reported and expected financial results.

     The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgments and estimates used in the preparation of its Consolidated Financial Statements:

     Allowance for Doubtful Accounts – The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make required payments. Additional allowances may be required if the financial condition of the Company’s customers deteriorates.

     Revenue Recognition – In accordance with US GAAP, the Company records revenue when title and risk of ownership pass to the customer. Certain judgments,

such as provisions for estimates of sales returns and allowances, may affect the application of the Company’s revenue policy and, therefore, the results of operations in its Consolidated Financial Statements.

     Impairment of Long-lived and Intangible Assets – The Company periodically reviews long-lived and intangible assets used in operations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the determination of impairment losses, such as future cash flows and disposition costs, may affect the carrying value of long-lived and intangible assets and possible impairment expense in the Company’s Consolidated Financial Statements.

     Impairment of Goodwill – The Company reviews goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assumptions and estimates used in the determination of impairment losses may effect the carrying value and possible impairment expense in the Company’s Consolidated Financial Statements.

     Income Taxes – The Company records an income tax valuation allowance when the realization of certain deferred tax assets, net operating losses and capital loss carryforwards is not likely. These deferred tax assets represent expenses recognized for financial reporting purposes, which will result in tax deductions over varying future periods. Certain judgments, assumptions and estimates may affect the carrying value of the valuation allowance and deferred income tax expense in the Company’s Consolidated Financial Statements. Additionally, the Company periodically reviews assumptions and estimates of the Company’s probable tax obligations using historical experience in tax jurisdictions and informed judgments.

     Stock Compensation Plans – The Company records compensation expense associated with performance-based stock compensation plans using vesting assumptions that are derived from performance measures as defined in the plans. In 2002, performance measures consisted of Earnings per Share and Return on Net Assets Employed. Certain judgments, assumptions and estimates in connection with the achievement of these performance measures may affect the carrying value of accrued compensation expense and performance-based stock compensation expense in the Company’s Consolidated Financial Statements.

     Pension and Postretirement Benefit Plans – The Company has significant pension and postretirement benefit costs and credits that are developed from actuarial valuations. The actuarial valuations employ key assumptions that are particularly important when determining the Company’s projected liabilities for pension and other postretirement benefits. Payments related to these benefits will be made over a long period of time and the projected liability will be affected by assumptions regarding inflation, investment returns, market interest rates, changes in the number of plan participants and changes in the benefit obligations and laws and regulations pertaining to benefit obligations. The Company annually reevaluates assumptions used in projecting the pension and postretirement liabilities and associated expense. These judgments, assumptions and estimates may affect the carrying value of pension and postretirement plan assets and liabilities and pension and postretirement plan expenses in the Company’s Consolidated Financial Statements.

Recent Accounting Pronouncements

     In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, ‘Accounting for Asset Retirement Obligations’ (FAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of FAS 143 to have a material effect on its financial statements.

     In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’ (FAS 146), which nullifies Emerging Issues Task Force Issue No. 94-3 (Issue 94-3), ‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).’ FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined was recognized at the date of an entity’s commitment to an exit plan. The provisions of FAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company has not yet applied the provisions of FAS 146, but does not expect the adoption of FAS 146 to have a material effect on its financial statements except for the timing of the recognition of costs associated with future exit or disposal activities.

     As of June 30, 2002, the Company adopted Statement of Financial Accounting Standards No. 145, ‘Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections’ (FAS 145). This statement rescinds Statement of Financial Accounting Standards No. 4, ‘Reporting Gains and Losses from Extinguishment of Debt,’ No. 64, ‘Extinguishments of Debt Made to Satisfy Sinking-fund Requirements,’ and No. 44, ‘Accounting for Intangible Assets of Motor Carriers.’ FAS 145 also amends Statement of Financial Accounting Standards No. 13, ‘Accounting for Leases’ to eliminate an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of FAS 145 did not have a material effect on the Company’s financial statements.

     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, ‘Accounting for

SONOCO 2002 ANNUAL REPORT      35

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

Stock-based Compensation—Transition and Disclosure’ (FAS 148), which amends Statement of Financial Accounting Standards No. 123, ‘Accounting for Stock-based Compensation’ (FAS 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of FAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company has implemented the disclosure provisions of FAS 148 beginning with the December 31, 2002, Consolidated Financial Statements. The Company currently uses the intrinsic value method as prescribed in Accounting Principles Board (APB) Opinion 25, ‘Accounting for Stock Issued to Employees,’ and its related interpretations and the Company does not anticipate implementing a change to the fair value-based method of accounting for stock-based compensation in the foreseeable future.

     In November 2002, the FASB approved FASB Interpretation No. 45 (FIN 45), ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.’ FIN 45 elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure provisions of this interpretation as of December 31, 2002. The Company does not expect the initial recognition and measurement provisions for guarantees issued or modified after December 31, 2002, to have a material impact on the Consolidated Financial Statements.

Results of Operations 2001 versus 2000

     Consolidated net sales for 2001 were $2.61 billion, versus $2.71 billion in 2000, a decrease of $105 million.

     The components of the sales change were:

($ in millions)
Decrease in volume	$(118)
Acquisitions completed in 2001’s third and fourth quarters	64
New contract service revenue	44
Foreign currency translation	(41)
Selling price/other	(30)
Dispositions	(24)

Total sales decrease	$(105)

     Sales for 2001 were adversely affected by lower volume, principally in many of the industrial businesses and the composite can operations. Acquisitions, coupled with the new business in the Company’s packaging services operations, offset most of the volume shortfall in the base businesses. Selling prices were below the year 2000, primarily due to lower pricing on external sales of recovered paper. In addition, pricing in some of the industrial businesses was reduced in the second half of 2001, as the global economy continued to weaken. Exchange rates resulting from a strong U.S. dollar during 2001 also lowered sales. The earnings impact from exchange movement was not significant. Domestic sales were $1.88 billion, down 5% over 2000, and international sales were $728.7 million, flat with 2000.

Operating Profits

     Operating profits for 2001 of $175.8 million were $94.8 million, or 35% below 2000 operating profits of $270.6 million. Excluding special charges, the effect of not amortizing goodwill and other one-time items described on page 27 of the Management’s Discussion and Analysis, operating profits would have declined approximately 16% in 2001.

($ in millions)	2001	2000	% Change

Industrial Packaging	$168.2	$220.2	(23.6)%
Consumer Packaging	121.4	122.6	(1.0)%

	289.6	342.8	(15.5)%
Special charges and one-time items	(53.3)	(5.5)	(100+ )%
Goodwill amortization	(12.1)	(10.9)	(11.0)%
Interest expense, net	(48.4)	(55.8)	13.2)%

Consolidated operating profit	$175.8	$270.6	(35.0)%

     The decline in operating profits was primarily due to lower volume, principally in the industrial businesses and composite can operations. The relationship of selling prices to material cost was favorable when compared with 2000, primarily due to lower recovered paper cost used in many of the Company’s products. This favorable benefit was offset by higher year-over-year pension and energy costs totaling approximately $30 million. Gross profit as a percentage of net sales was 20.9% in 2001, compared with 22.3% in 2000.

     Selling, general and administrative expenses of $266.9 million were down $5.2 million from 2000. Despite lower sales in 2001, selling, general and administrative expenses as a percentage of sales remained flat with 2000, at approximately 10%. This was due to a major focus on reducing fixed cost spending levels. This focus was heightened with the Company’s restructuring actions in 2000 and during 2001 as sales volumes continued to soften.

     During 2001, the Company experienced higher pension and postretirement benefit expense of approximately $23 million, primarily related to the impact of stock market performance on investment earnings of assets in pension and postretirement plans. Investment earnings on benefit plan assets declined approximately 6% in 2000 and another 7% in 2001.

     Research and development costs charged to expense were $12.9 million and $12.4 million in 2001 and 2000, respectively. Significant projects in our Industrial Packaging segment included efforts designed to enhance performance characteristics of our engineered carriers in the textile, film and paper packaging areas, as well as projects aimed at productivity enhancements. Our Consumer Packaging segment continued to invest in new materials technology and new process technology for a range of packaging options, including composite cans and other forms of shaped packaging.

     Interest expense was lower due to a decrease in commercial paper rates and slightly lower average debt balances.

     The effective tax rate for 2001 was 47.2%, compared with 41.4% in 2000. Excluding the impact of one-time additional COLI charges and certain non-deductible restructuring charges, the effective tax rate for 2001 would have been 37.5%. This compares with 37.7% in 2000, excluding the additional tax provision on COLI and certain one-time transactions.

     Net income for 2001 was $91.6 million, versus $166.3 million in 2000. Comparative (excluding the effect of not amortizing goodwill in both years, restructuring charges and one-time adjustments) net income would have been $157.7 million in 2001, compared with $188.3 million in 2000. Earnings per diluted share in 2001 were $.96 per share, compared with $1.66 in 2000. Comparative earnings per diluted share were $1.65 in 2001 and $1.88 in 2000.

     The following table is a reconciliation of net income as reported to comparative net income:

($in millions)	2001	2000

Net income as reported	$91.6	$166.3
Add (subtract) one-time adjustments:
Gain on sale of divested businesses (2000) and net legal settlements (2001)	(7.2)	(5.2)
Executive severance agreements		5.5
COLI	7.0
Goodwill amortization	12.1	10.9

Total one-time adjustments	11.9	11.2
Restructuring charges	53.6	5.2

Total pretax adjustments	65.5	16.4
Tax impact of adjustments above	(17.3)	(6.4)
Additional COLI tax expense	11.3	12.0
Affiliate restructuring, net of tax	6.6

Comparative net income	$157.7	$188.3

     Industrial Packaging Segment – Results for this segment are presented below:

($in millions)	2001	2000	% Change

Trade sales	$1,310.0	$1,450.8	(9.7)%
Operating profit	168.2	220.2	(23.6)%
Capital spending	57.5	67.4	(14.7)%

     Trade sales in the Industrial Packaging segment decreased $140.8 million, or 9.7%, to $1.31 billion in 2001. Domestic sales were down $110.5 million, or 11.7%, and international sales were down $30.3 million, or 6%. Operating profits decreased 23.6% to $168.2 million in 2001. Sales and operating profits increased $32.8 million and $4.5 million, respectively, as a result of acquisitions made in 2001.

     The lower sales and profits in this segment resulted primarily from decreased volume in most of the industrial businesses. This volume decrease was a result of the adverse impact of continuing general weakness in the industrial sector of the United States economy. These conditions began affecting the industrial sector of Sonoco in the second quarter of 2000 and intensified significantly until the spring of 2001. However, these sequential declines in volume stabilized shortly thereafter and remained fairly flat until December 2001, when volumes across most businesses weakened further as customers took downtime and sold from inventories. Lower selling prices on external sales of recovered paper reduced sales by $39 million in 2001, compared with 2000. However, operating profits benefited from a favorable relationship of selling prices to material costs for most of 2001. Average recovered paper costs, a primary raw material, began to drop from a high in the second quarter of 2000, falling more than 50% by the end of the third quarter of 2000. Recovered paper costs essentially stabilized in the fourth quarter of 2000, at approximately $65/ton on a delivered basis, and remained at that level throughout 2001. OCC, a primary grade of recovered paper, was trading at approximately $40 per ton in the United States in December 2001. As a result, the Company experienced lower year-over-year material costs for much of 2001. This favorable benefit began to lessen in the third quarter of 2001 as the year-over-year costs equalized, and there was virtually no favorable impact during the fourth quarter of 2001. Softening prices, higher benefit costs and energy costs more than offset the full-year favorable impact of lower material costs in this segment.

     Capital spending was $57.5 million in 2001, compared with $67.4 million in 2000. Depreciation, depletion and amortization expense was $94 million in 2001, compared with $92.8 million in 2000. Significant capital spending included the rebuilding of several paper mills, particularly in the United States, Canada, Brazil, Mexico and Europe.

SONOCO 2002 ANNUAL REPORT      37

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

     Restructuring Activities – Industrial Packaging Segment. During 2001, the segment recorded total restructuring charges of $23.6 million. These restructuring charges were mainly attributed to a reduction in force and eight plant closings. Asset impairment charges related to the restructuring included write-offs/downs of impaired facilities and equipment of $5.5 million and write-offs/downs related to facilities and equipment held for disposal of $1.2 million. As of December 31, 2001, all remaining assets impacted by restructuring were not held for sale and were anticipated to be abandoned or scrapped.

     Consumer Packaging Segment – Results for this segment are presented below:

($in millions)	2001	2000	% Change

Trade sales	$1,296.3	$1,260.7	2.8)%
Operating profit	121.4	122.6	(1.0)%
Capital spending	44.5	49.7	(10.6)%

     Trade sales in the Consumer Packaging segment increased $35.6 million to $1.30 billion in 2001 from $1.26 billion in 2000. Domestic sales were $1.05 billion, up 1.8%, and inter-national sales were $250 million, up 7.23% from 2000. Operating profit of $121.4 million in 2001 was slightly below 2000.

     Sales and operating profits increased $31.1 million and $14 million, respectively, as a result of acquisitions made in 2001. Higher packaging services revenue, including revenue from new contracts with The Gillette Company and the Hewlett-Packard Company, coupled with higher selling prices, were partially offset by lower volume, principally in composite cans. Operating profit benefited from the higher selling prices during 2001, primarily in the composite can and the flexible packaging operations. Material costs were below 2000 as a result of lower resin cost in the high density film products operation. This segment also experienced higher benefit costs that were offset by higher productivity and lower fixed costs from restructuring actions taken during the year.

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

     Restructuring Activities – Consumer Packaging Segment. During 2001, the segment recorded total restructuring charges of $26.4 million. These restructuring charges were mainly attributed to a reduction in force and asset impairment charges associated with the closing of five facilities. Asset impairment charges related to the restructuring included write-offs/downs of impaired facilities and equipment of $10.2 million.

     Restructuring Activities – Corporate. During 2001, the Company recorded restructuring charges at Corporate of $3.6 million comprised primarily of severance and termination charges.

Forward-looking Statements

     Statements included in Management’s Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this report, that are not historical in nature are intended to be, and are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by section 21E of the Securities Exchange Act of 1934, as amended. The words “estimate,” “project,” “intend,” “expect,” “believe,” “plan,” “anticipate,” “objective,” “goal,” and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding offsetting high raw material costs, adequacy of income tax provisions, refinancing of debt, adequacy of cash flows, effects of acquisitions and dispositions, adequacy of provisions for environmental liabilities, and financial strategies and the results that are expected from them. Such forward-looking statements are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies and objectives concerning the Company’s future financial and operating performance. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. Such risks and uncertainties include, without limitation: availability and pricing of raw materials; success of new product development and introduction; ability to maintain or increase productivity levels; international, national and local economic and market conditions; ability to maintain market share; pricing pressures and demand for products; continued strength of our paperboard-based engineered carriers and composite can operations; anticipated results of restructuring activities; resolution of income tax contingencies; ability to successfully integrate newly acquired businesses into the Company’s operations; currency stability and the rate of growth in foreign markets; use of financial instruments to hedge foreign exchange, interest rate and commodity price risk; actions of government agencies; loss of consumer confidence; and economic disruptions resulting from terrorist activities.

Consolidated Balance Sheets

Sonoco Products Company and Subsidiaries

(Dollars and shares in thousands)
At December 31	2002	2001

Assets
Current Assets
Cash and cash equivalents	$31,405	$36,130
Trade accounts receivable, net of allowances of $8,335 in 2002 and $7,294 in 2001	314,429	289,323
Other receivables	32,724	30,828
Inventories
Finished and in process	118,512	116,879
Materials and supplies	126,042	144,842
Prepaid expenses	23,726	32,088
Deferred income taxes	16,429	15,079

	663,267	665,169
Property, Plant and Equipment, Net	975,368	1,008,944
Goodwill	359,418	348,846
Other Assets	392,041	329,238

Total Assets	$2,390,094	$2,352,197

Liabilities and Shareholders’ Equity
Current Liabilities
Payable to suppliers	$248,640	$211,452
Accrued expenses and other	186,232	170,053
Accrued wages and other compensation	25,016	20,717
Notes payable and current portion of long-term debt	134,500	35,849
Taxes on income	5,639	22,199

	600,027	460,270
Long-term Debt	699,346	885,961
Postretirement Benefits Other Than Pensions	33,400	32,231
Deferred Income Taxes and Other	189,896	169,613
Commitments and Contingencies
Shareholders’ Equity
Serial preferred stock, no par value Authorized 30,000 shares 0 shares issued and outstanding as of December 31, 2002 and 2001
Common shares, no par value Authorized 300,000 shares 96,640 and 95,713 shares outstanding of which 96,380 and 95,453 are issued as of December 31, 2002 and 2001, respectively	7,175	7,175
Capital in excess of stated value	324,295	302,345
Accumulated other comprehensive loss	(212,164)	(197,969)
Retained earnings	748,119	692,571

Total Shareholders’ Equity	867,425	804,122

Total Liabilities and Shareholders’ Equity	$2,390,094	$2,352,197

The Notes beginning on page 43 are an integral part of these financial statements.

SONOCO 2002 ANNUAL REPORT      39

Consolidated Statements of Income

Sonoco Products Company and Subsidiaries

(Dollars and shares in thousands except per share data)
Years ended December 31	2002	2001	2000

Net sales	$2,812,150	$2,606,276	$2,711,493
Cost of sales	2,259,790	2,061,846	2,107,395
Selling, general and administrative expenses	288,673	266,908	272,150
Other expense, net	12,647	53,324	5,543

Income before interest and taxes	251,040	224,198	326,405
Interest expense	54,196	52,217	59,604
Interest income	(1,649)	(3,800)	(3,794)

Income before income taxes	198,493	175,781	270,595
Provision for income taxes	70,614	82,958	111,999

Income before equity in earnings of affiliates/minority interest in subsidiaries	127,879	92,823	158,596
Equity in earnings (loss) of affiliates/minority interest in subsidiaries	7,437	(1,214)	7,702

Net income	$135,316	$91,609	$166,298

Average common shares outstanding:
Basic	96,373	95,370	99,725
Assuming exercise of options	805	437	175

Diluted	97,178	95,807	99,900

Per common share
Net income
Basic	$1.40	$.96	$1.67
Diluted	$1.39	$.96	$1.66
Cash dividends – common	$.83	$.80	$.79

The Notes beginning on page 43 are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

Sonoco Products Company and Subsidiaries

					Accumulated
		Common Shares		Capital in	Other
(Dollars and shares	Comprehensive			Excess of	Comprehensive	Retained
in thousands)	Income (Loss)	Outstanding	Amount	Stated Value	Loss	Earnings

January 1, 2000		101,448	$7,175	$427,591	$(123,008)	$589,462
Net income	$166,298					166,298
Other comprehensive loss:
Translation loss	(49,933)
Minimum pension liability adjustment, net of tax	538

Other comprehensive loss	(49,395)				(49,395)

Comprehensive income	$116,903

Cash dividends						(78,718)
Exercise of stock options		366		4,932
Shares repurchased		(7,133)		(138,012)
Other		325		(4,854)

December 31, 2000		95,006	7,175	289,657	(172,403)	677,042
Net income	$91,609					91,609
Other comprehensive loss:
Translation loss	(8,827)
Minimum pension liability adjustment, net of tax	(15,914)
Other	(825)

Other comprehensive loss	(25,566)				(25,566)

Comprehensive income	$66,043

Cash dividends						(76,080)
Exercise of stock options		800		14,043
Shares repurchased		(93)		(2,055)
Other				700

December 31, 2001		95,713	7,175	302,345	(197,969)	692,571
Net income	$135,316					135,316
Other comprehensive loss:
Translation gain	15,833
Minimum pension liability adjustment, net of tax	(30,921)
Other	893

Other comprehensive loss	(14,195)				(14,195)

Comprehensive income	$121,121

Cash dividends						(79,768)
Exercise of stock options		927		21,618
Other				332

December 31, 2002		96,640	$7,175	$324,295	$(212,164)	$748,119

The Notes beginning on page 43 are an integral part of these financial statements.

SONOCO 2002 ANNUAL REPORT      41

Consolidated Statements of Cash Flows

Sonoco Products Company and Subsidiaries

(Dollars in thousands)
Years ended December 31	2002	2001	2000

Cash Flows from Operating Activities
Net income	$135,316	$91,609	$166,298
Adjustments to reconcile net income to net cash provided by operating activities
Restructuring reserve (noncash)	360	16,919	3,967
Depreciation, depletion and amortization	159,256	158,574	150,816
Equity in (earnings) loss of affiliates/minority interest in subsidiaries	(7,437)	1,214	(7,702)
Cash dividends from affiliated companies	3,626	7,925	5,017
Loss on disposition of assets	100	7,116	4,989
Gain on assets held for sale			(5,277)
Deferred taxes	27,956	22,005	20,182
Changes in assets and liabilities, net of effects from acquisitions, dispositions, assets held for sale and foreign currency adjustments
Receivables	(22,214)	57,255	3,960
Inventories	19,307	23,438	(24,413)
Prepaid expenses	8,281	(2,870)	28,621
Payables and taxes	49,788	(20,301)	70,058
Other assets and liabilities	(102,894)	1,457	(54,066)

Net cash provided by operating activities	271,445	364,341	362,450
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(123,959)	(101,983)	(117,151)
Cost of acquisitions, exclusive of cash	(8,500)	(273,187)	(5,670)
Proceeds from the sale of assets	8,036	6,902	21,466
Investments in affiliates		(3,600)

Net cash used by investing activities	(124,423)	(371,868)	(101,355)
Cash Flows from Financing Activities
Proceeds from issuance of debt	11,620	259,224	17,055
Principal repayment of debt	(9,991)	(24,476)	(128,182)
Net (decrease) increase in commercial paper borrowings	(92,500)	(174,000)	74,700
Net (decrease) increase in bank overdrafts	(2,924)	11,560	(12,692)
Cash dividends – common	(79,768)	(76,080)	(78,718)
Common shares acquired		(2,055)	(138,012)
Common shares issued	21,618	14,043	4,932

Net cash (used) provided by financing activities	(151,945)	8,216	(260,917)
Effects of Exchange Rate Changes on Cash	198	222	(1,474)

(Decrease) Increase in Cash and Cash Equivalents	(4,725)	911	(1,296)
Cash and cash equivalents at beginning of year	36,130	35,219	36,515

Cash and cash equivalents at end of year	$31,405	$36,130	$35,219

Supplemental Cash Flow Disclosures
Interest paid	$44,823	$50,551	$59,029
Income taxes paid, net of refunds	$44,682	$49,035	$83,464

The Notes beginning on page 43 are an integral part of these financial statements.

Notes to Consolidated Financial Statements
(Dollars in thousands except per share data)

Sonoco Products Company and Subsidiaries

     The following notes are an integral part of the Consolidated Financial Statements. The accounting principles followed by the Company appear in bold type.

1.     Basis of Presentation

     The Consolidated Financial Statements include the accounts of Sonoco and its majority-owned subsidiaries (the Company or Sonoco) after elimination of intercompany accounts and transactions. Investments in affiliated companies in which the Company owns 20% to 50% and is able to exercise significant influence, but not control, are accounted for by the equity method of accounting (equity investments). Income applicable to equity investments is reflected as “Equity in earnings (loss) of affiliates/minority interest in subsidiaries” in the Consolidated Statements of Income.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company records revenue when title and risk of ownership pass to the customer. The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make required payments. Shipping costs are deducted from net sales in the Consolidated Statements of Income. Shipping costs amounted to $89,239 in 2002, $87,024 in 2001, and $82,671 in 2000. Handling costs are included in cost of sales.

     Prior years’ data have been reclassified to conform to the current year presentation.

2.     Acquisitions/Dispositions/Joint Ventures

     The Company completed three acquisitions during 2002 with an aggregate cost of approximately $8,500 in cash. In connection with these acquisitions, the Company recorded fair value of identified intangibles of $6,025, goodwill of $1,725, and other net tangible assets of $750. Acquisitions included certain assets from Republic Paperboard Company, LLC and the related Republic Resource Control, LLC; Texas Reel Company’s plywood reel operations in Sherman, Texas; and Coonrod Reel Company’s nailed wooden reel operation in Bonham, Texas. All of these acquisitions were in the Company’s Industrial Packaging segment.

     Pro forma information is not provided for 2002 acquisitions as the impact of these acquisitions is immaterial to the results of the Company.

     The Company completed 10 acquisitions during 2001 with an aggregate cost of approximately $273,000 in cash. In connection with these acquisitions, the Company recorded approximate fair value of identified intangibles of $27,000, goodwill of $138,000 and other net tangible assets of $108,000. Acquisitions in the Company’s Industrial Packaging segment included a lightweight paperboard company with operations in DePere, Wis., and Menasha, Wis.; a plywood reel operation in Helenwood, Tenn.; a paper-based textile tube converting facility in Kaiping, China; a paper-based core and tube operation in the United Kingdom; a paper-based core and tube facility in Sint-Denijs, Belgium; an engineered carriers operation in Cartersville, Ga.; and a paper mill in Hutchinson, Kan. Acquisitions in the Company’s Consumer Packaging segment included assets of a packaging services operation in Hemel Hempstead, England, and a steel easy-open closure operation headquartered in North Canton, Ohio. The Company also acquired a manufacturer of paper-based tubes, cores and composite cans headquartered in Neenah, Wis. Approximately 80% of this operation is included in the Industrial Packaging segment and 20% in the Consumer Packaging segment.

     During 2001, the Company formed a joint venture with Dyecor Limited, a privately held company in the United Kingdom. The Company’s contribution to the joint venture was not material.

     The Company completed two acquisitions during 2000 with an aggregate cost of approximately $5,700 in cash. Acquisitions included an Australian composite can business and a small graphics business in the United Kingdom. Both of these acquisitions were in the Company’s Consumer Packaging segment. In December 2000, the Company completed the sale of its Capseals unit, makers of container seals, in the United Kingdom. Sales of divested businesses in 2000 resulted in the recognition of a net after-tax gain of $5,277.

     The Company has accounted for all of its acquisitions as purchases and, accordingly, has included their results of operations in consolidated net income from the date of acquisition.

SONOCO 2002 ANNUAL REPORT      43

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

3.     Restructuring Programs

     The Company records restructuring charges in accordance with the provisions of SEC Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” and Emerging Issues Task Force No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.”

     During 2002, the Company recognized restructuring charges, net of adjustments, of $12,647 ($8,095 after tax), primarily related to four U.S. plant closings in the Consumer Packaging segment, one U.S. plant closing in the Industrial Packaging segment and severance costs associated with plant consolidations in Europe. These restructuring charges, net of adjustments, consisted of severance and termination benefits of $10,532, asset impairment charges of $360 and other exit costs of $1,755, consisting of building lease termination charges and other miscellaneous costs. During 2001, the Company recognized restructuring charges, net of adjustments, of $53,551 ($36,616 after tax) as a result of restructuring actions announced during the year. The 2001 restructuring charges consisted of severance and termination benefits of $27,265, asset impairment charges of $16,919 and other exit costs of $9,367 (consisting of building lease termination charges of $7,715 and other miscellaneous charges of $1,652). The 2002 and 2001 restructuring plans include a global reduction of 506 salaried positions (255 in the U.S.) and 844 hourly positions (647 in the U.S.), including the closure of 17 plant locations. As of December 31, 2002, 14 plant locations had been closed, and approximately 1,123 employees had been terminated (423 salaried and 700 hourly). During 2000, restructuring charges of $5,226 ($3,240 after tax) were recorded associated with termination benefits of $1,259 and asset impairment charges of $3,967 related to the closure of four plant locations.

     Affiliates of the Company accounted for under the equity method of accounting recorded restructuring charges of $9,986 ($6,591 after tax) during 2001. These charges included the closing of two plant locations and other miscellaneous restructuring activities and are included in “Equity in earnings (loss) of affiliates/minority interest in subsidiaries” in the Consolidated Statements of Income.

     The following table sets forth the activity in the restructuring accrual included in “Accrued expenses and other” on the Consolidated Balance Sheets. Restructuring charges are included in “Other expense, net” in the Consolidated Statements of Income.

	Severance and		Other
	Termination	Asset	Exit
	Benefits	Impairment	Costs	Total

Liability, December 31, 2000	$1,100			$1,100

2001 Charges	30,614	$17,889	$13,682	62,185
Cash payments	(14,431)		(3,143)	(17,574)
Asset impairment (noncash)		(16,919)		(16,919)
Reclassifications to pension liability	(5,180)			(5,180)
Adjustments	(3,349)	(970)	(4,315)	(8,634)

Liability, December 31, 2001	8,754		6,224	14,978

2002 Charges	11,032	383	1,885	13,300
Cash payments	(6,848)		(2,765)	(9,613)
Asset impairment (noncash)		(360)		(360)
Reclassifications to pension liability	(3,276)			(3,276)
Adjustments	(500)	(23)	(130)	(653)

Liability, December 31, 2002	$9,162	$	$5,214	$14,376

     The Company expects to pay the remaining restructuring costs, with the exception of on-going pension subsidies and certain building lease termination expenses, by the end of 2003 using cash generated from operations. The Company anticipates that it will take additional restructuring actions and record additional restructuring charges during 2003.

     During 2002, the Company recognized write-offs of impaired equipment in the Industrial Packaging segment of $299 attributed to the closing of a plant location. Additionally, the Company recognized net-write-offs of impaired equipment in the Consumer Packaging segment of $61 related to adjustments to previously recorded impaired equipment charges.

     Asset impairment charges included in the 2001 restructuring charges resulted from the write-off/down of assets associated with 13 plant location closings and nine other plant locations impacted by the restructuring. Impaired assets were written down to the lower of carrying amount or fair value, less estimated costs to sell, if applicable, and are summarized by segment as follows:

	Consumer	Industrial
	Segment	Segment	Total

Write-off/down:
Impaired facilities	$2,588	$429	$3,017
Impaired equipment	7,639	5,049	12,688
Facilities held for disposal		285	285
Equipment held for disposal		929	929

Total	$10,227	$6,692	$16,919

     The effect of suspending depreciation on assets held for disposition was not material to the Consolidated Statement of Income for the years ended December 31, 2002 and 2001.

4.     Cash and Cash Equivalents

     Cash equivalents are composed of highly liquid investments with an original maturity of three months or less and are recorded at market. At December 31, 2002 and 2001, outstanding checks of $30,033 and $32,897 respectively, were included in “Payable to suppliers” on the Consolidated Balance Sheets. In addition, outstanding payroll checks of $890 and $950 in 2002 and 2001, respectively, were included in “Accrued wages and other compensation” on the Consolidated Balance Sheets.

5.     Inventories

     Inventories are stated at the lower of cost or market.

     The last-in, first-out (LIFO) method was used to determine costs of approximately 26% and 20% of total inventories at December 31, 2002 and 2001, respectively. The remaining inventories are determined on the first-in, first-out (FIFO) method.

     If the FIFO method of accounting had been used for all inventories, total inventory would have been higher by $10,284 in 2002 and $10,352 in 2001.

6.     Property, Plant and Equipment

     Plant assets represent the original cost of land, buildings and equipment less depreciation computed under the straight-line method over the estimated useful life of the asset and are reviewed for impairment whenever events indicate the carrying value may not be recoverable.

     Equipment lives range from 3 to 11 years, buildings from 15 to 40 years.

     Timber resources are stated at cost. Depletion is charged to operations based on the number of units of timber cut during the year.

     Depreciation and depletion expense amounted to $155,543 in 2002, $146,020 in 2001 and $138,648 in 2000. Details at December 31 are as follows:

	2002	2001

Land	$44,285	$44,190
Timber resources	35,672	35,183
Buildings	335,450	324,996
Machinery and equipment	1,833,141	1,753,916
Construction in progress	62,722	72,460

	2,311,270	2,230,745

Accumulated depreciation and depletion	(1,335,902)	(1,221,801)

Property, plant and equipment, net	$975,368	$1,008,944

     Estimated costs for completion of authorized capital additions under construction totaled approximately $49,674 at December 31, 2002.

     Certain properties and equipment are leased under noncancelable operating leases. Future minimum rentals under noncancelable operating leases with terms of more than one year are as follows: 2003 – $22,300, 2004 – $17,500, 2005 – $13,400, 2006 – $10,400, 2007 – $8,900, and 2008 and thereafter – $19,000. Total rental expense under operating leases was approximately $33,600 in 2002, $38,990 in 2001 and $37,600 in 2000.

     Research and development costs charged to expense were $13,800 in 2002, $12,900 in 2001 and $12,400 in 2000.

7.     Goodwill and Intangible Assets

Goodwill

     During the first quarter of 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ‘Goodwill and Other Intangible Assets’ (FAS 142). Under FAS 142, purchased goodwill and intangible assets with indefinite lives are not amortized but instead tested for impairment at least annually. In connection with the adoption of FAS 142, the Company reclassified goodwill to intangible assets of $10,867 as of December 31, 2001. The Company completed its transitional goodwill impairment testing required by FAS 142 during the second quarter of 2002 and its annual goodwill impairment testing required by FAS 142 during the third quarter. Based on this impairment testing, no adjustment to the recorded goodwill balance was necessary.

     The following table sets forth the reconciliation of net income and earnings per share information for the years ended December 31, 2002, 2001 and 2000, adjusted for the non-amortization provisions of FAS 142:

	2002	2001	2000

Reported net income	$135,316	$91,609	$166,298
Add: Goodwill amortization, after tax		9,094	8,606

Adjusted net income	$135,316	$100,703	$174,904

	2002	2001	2000

Reported basic earnings per share	$1.40	$.96	$1.67
Adjusted basic earnings per share	1.40	1.06	1.75
Reported diluted earnings per share	1.39	.96	1.66
Adjusted diluted earnings per share	1.39	1.05	1.75

     The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Consumer	Industrial
	Segment	Segment	Total

Balance as of January 1, 2002	$148,151	$200,695	$348,846
Goodwill purchase price adjustments	(212)	4,988	4,776
Goodwill on 2002 acquisitions		1,725	1,725
Goodwill written off related to plant closures		(478)	(478)
Foreign currency translation	154	4,395	4,549

Balance as of December 31, 2002	$148,093	$211,325	$359,418

SONOCO 2002 ANNUAL REPORT      45

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

Intangible Assets

	2002	2001

Amortizable intangibles – Gross cost
Patents	$3,268	$3,268
Customer lists	37,025	31,000
Land use rights	5,873	5,873
Supply agreements	4,261	4,261
Other	3,185	3,168

Total gross cost	53,612	47,570
Accumulated amortization
Patents	(2,285)	(2,024)
Customer lists	(2,354)	(450)
Land use rights	(1,782)	(1,674)
Supply agreements	(2,609)	(1,787)
Other	(1,744)	(1,126)

Total accumulated amortization	$(10,774)	$(7,061)
Net amortizable intangibles	$42,838	$40,509

     The approximate amortization expense for the next five years is $4,271 in 2003, $3,924 in 2004, $3,116 in 2005, $2,826 in 2006, and $2,522 in 2007.

     As discussed in Note 2, the Company recorded $6,025 of identifiable intangible assets related to the fair value of customer lists, in connection with a 2002 acquisition. These customer lists will be amortized over a period of 15 years and will have no residual value at the end of the amortization period.

     The Company has no identified intangibles with indefinite lives. Intangible assets are included in “Other Assets” on the Company’s Consolidated Balance Sheets.

8. Debt

     Debt at December 31 was as follows:

	2002	2001

Commercial paper, average rate of 1.76% in 2002 and 4.07% in 2001	$65,500	$158,000
6.5% debentures due November 2013	248,745	248,570
7.0% debentures due November 2004	149,977	149,965
6.75% debentures due November 2010	99,863	99,847
5.875% debentures due November 2003	99,945	99,874
9.2% debentures due August 2021	41,305	41,305
6.125% IRBs due June 2025	34,603	34,580
6.0% IRBs due April 2026	34,265	34,233
Foreign denominated debt, average rate of 8.9% in 2002 and 11.5% in 2001	40,363	34,599
Other notes	19,280	20,837

Total debt	833,846	921,810
Less current portion and short-term notes	134,500	35,849

Long-term debt	$699,346	$885,961

     The Company has authorized a commercial paper program totaling $450,000 and has fully committed bank lines of credit supporting the program by a like amount. These bank lines expire in the year 2003 but may be extended by the Company into 2004 under a term-out option. Accordingly, commercial paper borrowings are classified as long-term debt. It is management’s intent to indefinitely maintain line of credit agreements supporting the commercial paper program. Additionally, the Company has $100 million of 5.875% bonds maturing in 2003. The bonds are expected to be refinanced through the commercial paper program which carries floating interest rates rather than fixed interest rates.

     Certain of the Company’s debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires that net worth at the end of each fiscal quarter be greater than $698,700 increased by 25% of net income after March 31, 2002, and decreased by stock purchases after July 10, 2002. Based on this calculation, the Company was $143 million above the minimum level of $724 million required under this covenant. On November 1, 2002, the Company amended its U.S. commercial paper backup credit agreement to exclude from the above net worth covenant any charge to shareholders’ equity arising from minimum pension liability adjustments for its U.S. defined benefit pension plan. At December 31, 2002, no such charge existed.

     In addition to the committed availability under the commercial paper program, unused short-term lines of credit for general Company purposes at December 31, 2002, were approximately $101,990, with interest at mutually agreed-upon rates.

     The approximate principal requirements of debt maturing in the next five years are: 2003 – $134,500, 2004 – $153,515, 2005 – $2,293, 2006 – $1,655, and 2007 – $1,449.

9. Investment in Life Insurance

     Prior to 2002, corporate-owned life insurance (COLI) policies were used by the Company to aid in the financing of employee benefits and were recorded net of policy loans in “Other Assets” on the Consolidated Balance Sheets. The net pretax cost of COLI, including interest expense and excluding 2001 policy surrender charges of $7,026, was $1,397 in 2001 and $1,615 in 2000 and is included in “Selling, general and administrative expenses” in the Company’s Consolidated Statements of Income.

     The related COLI interest expense was $3,043 in 2001 and $10,058 in 2000. Legislation was enacted in 1996 that began phasing out the tax deductibility of this interest. Accordingly, no deduction was taken in 2001 or 2000 for interest on policy loans. In April 2001, the Company surrendered its COLI policies as a result of a settlement with the IRS over deductibility of COLI loan interest. The surrender of these policies resulted in additional income taxes of $11,295 and other costs of $7,026 in 2001. Other costs are included in “Other expense, net” in the Company’s 2001 Consolidated Statements of Income.

10. Financial Instruments

     The following table sets forth the carrying amounts and fair values of the Company’s significant financial instruments where the carrying amount differs from the fair value.

	December 31, 2002		December 31, 2001

	Carrying	Fair	Carrying	Fair
	Amount of	Value of	Amount of	Value of
	Liability	Liability	Liability	Liability

Long-term debt	$699,346	$772,071	$885,961	$882,554

     The fair value of short-term debt and long-term variable-rate debt is based on quoted market prices or by discounted future cash flows using interest rates available to the Company for issues with similar terms and average maturities.

     The Company adopted Financial Accounting Standard No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (FAS 133), and related amendments at the beginning of 2001. This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value. Changes in the fair value of derivatives are recognized in either Net Income or in Other Comprehensive Income, depending on the designated purpose of the derivative. The cumulative effect of adopting this Statement at the beginning of 2001 was not significant.

     The Company uses derivatives from time to time to manage the cost of certain raw materials, to mitigate exposure to foreign currency fluctuation, and to manage its exposure to fixed and variable interest rates within acceptable limits. The Company purchases commodities such as recovered paper, resins, metal and energy generally at market or fixed prices that are established with the vendor as part of the purchase process for quantities expected to be consumed in the ordinary course of business. The Company may enter into commodity futures or swaps to reduce the effect of price fluctuation. In addition, the Company may use foreign currency forward contracts and other risk management instruments to manage exposure to changes in foreign currency cash flows and the translation of monetary assets and liabilities on the Company’s financial statements. The Company uses published market prices or estimated values based on current price quotes and a discounted cash flow model to estimate the fair market value of the derivatives.

     In 2002, the Company entered into cash flow hedges to mitigate exposure to commodity and foreign exchange risks in 2002 and 2003. The fair market value of these derivatives as of December 31, 2002, was $289 after tax and will be reclassified to income in the same periods the forecasted purchases or payments affect earnings. Based on the amount of derivative gain in other comprehensive income, $258 after tax will be reclassified into income in 2003. As a result of the high correlation between the hedge instruments and the underlying transactions, ineffectiveness did not have a material impact on the Company or on its Consolidated Statement of Income for the years ended December 31, 2002 and 2001.

11. Stock Plans

     The Company has stock option plans under which common shares are reserved for sale to certain employees and nonemployee directors. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant and expire 10 years after the date of grant. There were 4,333,535 shares reserved for future grants at December 31, 2002.

     On December 31, 1998, the Company granted special one-time Centennial stock options of 100 shares to substantially all of its employees. These options are exercisable at the closing price of the shares on December 31, 1998, and expire after six years. A total of 945,100 options granted under the Centennial Share Program were outstanding at December 31, 2002.

     A summary of the status of the Company’s stock option plans is presented below:

	Option	Weighted-
	Shares	Average Price

2000
Outstanding at beginning of year	9,415,281	$25.01
Granted	1,559,324	$19.70
Exercised	(441,679)	$19.42
Canceled	(577,083)	$27.16
Outstanding at end of year	9,955,843	$24.31
Options exercisable at end of year	8,408,319	$25.15

2001
Granted	1,748,603	$23.83
Exercised	(832,498)	$17.16
Canceled	(381,976)	$28.81
Outstanding at end of year	10,489,972	$24.63
Options exercisable at end of year	8,712,119	$24.87

2002
Granted	1,511,474	$25.25
Exercised	(945,321)	$19.14
Canceled	(180,499)	$29.21
Outstanding at end of year	10,875,626	$25.12
Options exercisable at end of year	9,415,202	$25.10

     The weighted-average fair value of options granted was $6.62, $6.43 and $5.45 in 2002, 2001 and 2000, respectively.

SONOCO 2002 ANNUAL REPORT 47

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

     The following tables summarize information about stock options outstanding and stock options exercisable at December 31, 2002:

	Options Outstanding

		Weighted-	Weighted-
		Average	Average
Range of	Number	Remaining	Exercise
Exercise Prices	Outstanding	Contractual Life	Price

$17.25-$23.75	2,731,712	4.1 years	$19.89
$23.80-$25.00	3,358,611	5.8 years	$24.08
$25.13-$37.10	4,785,303	6.8 years	$28.83

$17.25-$37.10	10,875,626	5.8 years	$25.12

	Options Exercisable

Range of	Number	Weighted-Average
Exercise Prices	Outstanding	Exercise Price

$17.25-$23.75	2,727,047	$19.88
$23.80-$25.00	3,342,177	$24.08
$25.13-$37.10	3,345,978	$30.40

$17.25-$37.10	9,415,202	$25.10

     During the years ended December 31, 2002, 2001 and 2000, the Company granted awards in the form of contingent share units to certain of its executives. The vesting of the awards, which can range from 227,268 to 852,636 shares, is tied to growth in earnings and improved capital effectiveness over a three-year period. None of the stock units will vest if the minimum objectives are not achieved and as of December 31, 2002, no stock units under this plan were vested.

     Since 1994, the Company has granted one-time awards of contingent shares to certain of the Company’s executives. These awards vest over a five-year period with one-third vesting on the third, fourth and fifth anniversaries of the grant. An executive must be actively employed by the Company on the vesting date for shares to be issued. Once vested, these awards do not expire. As of December 31, 2002, a total of 399,205 contingent shares granted under this plan remain outstanding, 261,142 of which are vested.

     For the years ended December 31, 2002, 2001 and 2000, the Company recognized compensation expense of $1,063, $1,137 and $558, respectively, related to grants of awards.

     As permitted by Statement of Financial Accounting Standards No. 123, ‘Accounting for Stock-based Compensation’ (FAS 123), the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, ‘Accounting for Stock Issued to Employees,’ and its related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for performance stock options is recorded based on the quoted market price of the Company’s stock at the end of the period.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation.

	2002	2001	2000

Net income, as reported	$135,316	$91,609	$166,298
Add: Stock-based employee compensation cost, net of related tax effects included in net income, as reported	680	711	348
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,103)	(7,653)	(7,946)

Pro forma net income	$128,893	$84,667	$158,700
Earnings per share:
Basic – as reported	$1.40	$.96	$1.67
Basic – pro forma	1.34	.89	1.59
Diluted – as reported	$1.39	$.96	$1.66
Diluted – pro forma	1.33	.88	1.59

     During 2002, the Company reviewed it option-pricing methodology used for fair value disclosure purposes. As a result, the Company selected the binomial option-pricing model, which is considered to be a more appropriate pricing methodology for dividend paying stock, and revised certain assumptions. Therefore, the Company has restated pro forma results for 2001 and 2000 using the binomial method. Other than the compensation expense resulting from the awarding of contingent shares noted above, no other stock based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

     The fair value of each option grant is estimated on the date of the grant using the binomial option pricing model with the following assumptions:

	2002	2001	2000

Expected dividend yield	3.4%	3.2%	2.9%
Expected stock price volatility	34.9%	35.4%	33.2%
Risk-free interest rate	4.3%	4.9%	6.6%
Expected life of options	4.2 years	4.0 years	3.8 years

12. Employee Benefit Plans

     The Company provides non-contributory defined benefit pension plans for substantially all its United States and Mexico employees, as well as postretirement healthcare and life insurance benefits to the majority of its retirees and their eligible dependents in the United States and Canada. The Company also sponsors contributory pension plans covering the majority of its employees in the United Kingdom and Canada.

     The components of net periodic benefit cost include the following:

	2002	2001	2000

Retirement Plans
Service cost	$18,296	$15,054	$13,713
Interest cost	48,210	44,523	42,315
Expected return on plan assets	(59,443)	(62,748)	(69,361)
Amortization of net transition (asset) obligation	552	(302)	(384)
Amortization of prior service cost	1,674	1,576	1,635
Amortization of net actuarial (gain) loss	8,674	504	(3,335)
Special termination benefit cost	3,276	5,180	979
Acquisitions		48
Effect of curtailment			348

Net periodic benefit cost (income)	$21,239	$3,835	$(14,090)

Retiree Health and Life Insurance Plans
Service cost	$4,177	$3,746	$2,928
Interest cost	11,559	9,438	8,155
Expected return on plan assets	(5,552)	(6,248)	(7,180)
Amortization of prior service cost	(6,990)	(5,949)	(6,130)
Amortization of net actuarial loss	7,693	4,139	1,595
Special termination benefit cost			41

Net periodic benefit cost (income)	$10,887	$5,126	$(591)

     The following tables set forth the plans’ obligations and assets at December 31:

			Retiree Health and
	Retirement Plans		Life Insurance Plans

	2002	2001	2002	2001

Change in Benefit Obligation
Benefit obligation at January 1	$678,822	$610,875	$161,251	$133,349
Service cost	18,296	15,054	4,177	3,746
Interest cost	48,210	44,523	11,559	9,438
Plan participant contributions	1,049	1,066	1,469
Plan amendments	1,798	359	(8,544)	742
Actuarial loss	75,178	29,344	21,915	23,012
Benefits paid	(44,342)	(36,185)	(16,822)	(9,799)
Special termination benefit cost	3,276	5,180
Acquisitions		5,316		3,569
Other		3,290		(2,806)

Benefit obligation at December 31	$782,287	$678,822	$175,005	$161,251

Change in Plan Assets
Fair value of plan assets at January 1	$629,188	$693,749	$62,214	$75,596
Actual return on plan assets	(50,446)	(52,110)	(5,775)	(4,604)
Company contributions	115,082	19,250	9,728	1,228
Plan participant contributions	1,049	1,066	1,469
Benefits paid	(44,342)	(36,185)	(16,822)	(9,799)
Acquisitions		6,467
Other	(1,859)	(3,049)	(238)	(207)

Fair value of plan assets at December 31	$648,672	$629,188	$50,576	$62,214

Reconciliation of Funded Status, December 31
Funded status of plan	$(133,615)	$(49,634)	$(124,429)	$(99,037)
Unrecognized net actuarial loss	342,887	163,652	113,586	87,501
Unrecognized prior service cost	9,820	9,663	(22,557)	(20,695)
Unrecognized net transition obligation	6,421	6,579

Net amount recognized	$225,513	$130,260	$(33,400)	$(32,231)

	Retirement Plans

	2002	2001

Total Recognized Amounts in the Consolidated Balance Sheets
Prepaid benefit cost included in Other Assets	$244,240	$153,469
Accrued benefit liability	(98,432)	(54,606)
Intangible asset	6,734	2,727
Accumulated other comprehensive loss	72,971	28,670

Net amount recognized	$225,513	$130,260

SONOCO 2002 ANNUAL REPORT 49

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

     The projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $237,330, $227,417 and $127,982, respectively, as of December 31, 2002, and $160,280, $156,382 and $103,194, respectively, as of December 31, 2001.

     The following table sets forth the major actuarial assumptions used in determining the PBO, ABO and net periodic benefit cost (income).

Years ended December 31	U.S	Foreign Plans

Retirement Plans and Retiree Health and Life Insurance Plans:
Discount Rate
2002	6.75%	5.00-7.00%
2001	7.25%	6.25-7.00%
2000	7.50%	6.45-7.00%
Rate of Return
2002	9.50%	5.50-8.50%
2001	9.50%	8.00-8.50%
2000	9.50%	8.00-8.50%
Rate of Compensation Increase
2002	4.10%	1.50-5.00%
2001	4.10%	3.50-5.00%
2000	4.10%	3.50-5.00%
Retiree Health and Life Insurance Plans:
Medical Trend Rate
2002	11% to 6%	5.00-7.00%
2001	12% to 6%	5.00-7.00%
2000	5.00%	5.00-7.00%

     The U.S. Retiree Health and Life Insurance Plan makes up 99% of the Retiree Health liability. Therefore, the following information relates to the U.S. plan only. Increasing the assumed trend rate for healthcare costs by one percentage point would increase the accumulated postretirement benefit obligation (APBO) and total service and interest cost component approximately $1,083 and $89, respectively. Decreasing the assumed trend rate for healthcare costs by one percentage point would decrease the APBO and total service and interest cost component approximately $1,009 and $82, respectively. Based on amendments to the U.S. plan approved in 2002, cost increases borne by the Company will be limited to the Urban CPI beginning in 2003.

     The Company also sponsors the Sonoco Savings Plan for its U.S. employees, a defined contribution retirement plan (formerly the Sonoco Employee Savings and Stock Ownership Plan). Beginning in 2002, the Company adopted the IRS “Safe Harbor” matching contributions and vesting provisions which provide 100% Company matching on the first 3% of pretax contributions, 50% Company matching on the next 2% of pretax contributions and 100% immediate vesting. The plan also provides for contributions of 1% to 20% of gross pay beginning in 2002. For 2001, the plan provided that all eligible employees may contribute 1% to 16% of their gross pay, subject to regulations of the IRS, with 50% vesting after one year and 100% vesting after two years. In 2001, the Company made matching contributions of 50% on the first 6% of pretax and/or after-tax contributions as approved by the Company’s Board of Directors. The Company’s contributions to the plan for 2002, 2001 and 2000 were approximately $11,000, $8,500 and $8,400, respectively.

13. Income Taxes

     The Company provides for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting requirements and tax laws. Assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The provision for taxes on income for the years ended December 31 consists of the following:

	2002	2001	2000

Pretax income
Domestic	$163,680	$127,544	$206,928
Foreign	34,813	48,237	63,667

Total pretax income	$198,493	$175,781	$270,595

Current
Federal	$23,757	$40,664	$64,321
State	2,617	4,177	11,485
Foreign	16,284	16,112	16,011

Total current	$42,658	$60,953	$91,817

Deferred
Federal	$20,851	$19,064	$14,512
State	4,594	2,056	4,079
Foreign	2,511	885	1,591

Total deferred	$27,956	$22,005	$20,182

Total taxes	$70,614	$82,958	$111,999

     Cumulative deferred tax liabilities (assets) are comprised of the following at December 31:

	2002	2001

Depreciation	$97,298	$92,136
Employee benefits	102,466	71,619
Other	11,322	13,655

Gross deferred tax liabilities	211,086	177,410

Retiree health benefits	(17,314)	(11,466)
Foreign loss carryforwards	(8,959)	(7,293)
Capital loss carryforwards	(23,295)	(11,349)
Employee benefits	(39,576)	(27,315)
Accrued liabilities and other	(34,655)	(32,546)

Gross deferred tax assets	(123,799)	(89,969)

Valuation allowance on deferred tax assets	35,731	21,727

Total deferred taxes, net	$123,018	$109,168

     The change in the valuation allowance for deferred tax assets is a net increase of $14,004 in 2002, compared with a net decrease of $3,803 in 2001. A net increase of $2,365 is related to net operating losses of foreign subsidiaries for which their use is limited to future taxable earnings. The remaining increase in the allowance of $11,639 resulted from a change in tax law that increased the Company’s capital loss from a 1998 transaction. However, the Company had no capital gains to offset the additional capital loss which required the Company to increase the valuation allowance.

     Approximately $29,000 of foreign subsidiary net operating loss carryforwards remain at December 31, 2002. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carryforwards, approximately $12,000 have no expiration date. The remaining loss carryforwards expire at various dates in the future.

     A reconciliation of the United States federal statutory tax rate to the actual consolidated tax expense is as follows:

	2002		2001		2000

Statutory tax rate	$69,472	35.0%	$61,523	35.0%	$94,708	35.0%
State income taxes, net of federal tax benefit	4,989	2.5	4,096	2.3	6,672	2.5
COLI			14,613	8.3	12,565	4.6
Other, net	(3,847)	(1.9)	2,726	1.6	(1,946)	(.7)

Total taxes	$70,614	35.6%	$82,958	47.2%	$111,999	41.4%

     Undistributed earnings of international subsidiaries totaled $111,654 at December 31, 2002. Deferred taxes have been provided on the undistributed earnings, except for amounts that the Company considers to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries sold, these earnings could become subject to tax.

     At December 31, 2002, the Company had a capital loss carryforward of approximately $66,700 for income tax purposes that expires in the year ending December 31, 2003. The carryforward results from losses incurred on stock divestitures in prior years. For financial reporting purposes, a valuation allowance was provided for the full amount of the deferred tax benefit related to this carryforward.

     The Company has resolved all issues with the IRS for all years through 1998. The Company believes that it has made adequate provision for income taxes with respect to open years.

14. Commitments and Contingencies

     The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings.

     The Company has been named as a potentially responsible party at several environmentally contaminated sites owned by third parties. These regulatory actions and a small number of private party lawsuits represent the Company’s largest potential environmental liabilities. The Company accrued $4,391 and $7,220 as of December 31, 2002 and 2001, respectively, related to environmental contingencies. During 2002, litigation involving several sites was concluded, resulting in lower estimated future liabilities. However, due to the complexity of determining clean-up costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined. Furthermore, all of the sites are also the responsibility of other parties. The Company’s liability, if any, is shared with such other parties, but the Company’s share has not been finally determined in most cases. In some cases, the Company has cost-sharing agreements with other potentially responsible parties with respect to a particular site. Such agreements relate to the sharing of legal defense costs or clean-up costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost-sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away. Accordingly, a reliable estimate of the ultimate cost to the Company with respect to such sites cannot be determined. Costs, however, are accrued as necessary, once reasonable estimates are determined. Accrued amounts are not discounted. Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management’s opinion that such costs, when finally determined, will not have an adverse material effect on the consolidated financial position of the Company.

15. Shareholders’ Equity

Stock Repurchases

     On February 7, 2001, the Board of Directors approved a new stock repurchase program authorizing the repurchase of up to 5,000,000 shares of the Company’s common stock. No shares were repurchased under this program in 2002 and 2001. Under previous authorizations, the Company repurchased 92,960 shares of its common stock in 2001 at a total cost of $2,055, with an average price of $22.11 per share. In 2000, the Company repurchased 7,133,200 shares of its common stock at a total cost of $138,012, with an average price of $19.35 per share. At December 31, 2002, the Company had authorizations to repurchase approximately 5,300,000 shares of common stock.

Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share:

	2002	2001	2000

Numerator:
Net income	$135,316	$91,609	$166,298
Denominator:
Average common shares outstanding	96,373,000	95,370,000	99,725,000
Dilutive effect of employee stock options	805,000	437,000	175,000

Diluted outstanding shares	97,178,000	95,807,000	99,900,000
Net income per common share
Basic	$1.40	$.96	$1.67
Diluted	$1.39	$.96	$1.66

SONOCO 2002 ANNUAL REPORT 51

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

     Stock options to purchase approximately 6,716,000, 3,605,000 and 7,287,000 shares for 2002, 2001 and 2000, respectively, were not dilutive and therefore were not included in the computations of diluted income per common share amounts. No adjustments were made to reported net income in the computation of earnings per share.

16. Financial Reporting for Business Segments

     Sonoco reports its results in two primary segments, Industrial Packaging and Consumer Packaging. The Industrial Packaging segment includes the following products: high-performance paper, plastic and composite engineered carriers; paperboard; wooden, metal and composite reels for wire and cable packaging; fiber-based construction tubes and forms; custom designed protective packaging; and supply chain management capabilities. The Consumer Packaging segment includes the following products: round and shaped rigid packaging, both composite and plastic; printed flexible packaging; metal and plastic ends and closures; high density film products; specialty packaging; and packaging services.

Years ended	Industrial	Consumer
December 31	Packaging	Packaging	Corporate	Consolidated

Total Revenue
2002	$1,462,684	$1,404,468		$2,867,152
2001	1,348,010	1,296,319		2,644,329
2000	1,492,772	1,260,692		2,753,464
Intersegment Sales [1]
2002	$55,002			$55,002
2001	38,053			38,053
2000	41,971			41,971
Sales to Unaffiliated Customers
2002	$1,407,682	$1,404,468		$2,812,150
2001	1,309,957	1,296,319		2,606,276
2000	1,450,801	1,260,692		2,711,493
Operating Profit [2]
2002	$145,350	$105,885	$(52,742)	$198,493
2001	143,805	90,967	(58,991)	175,781
2000	212,560	119,344	(61,309)	270,595
Identifiable Assets [3]
2002	$1,138,495	$761,192	$490,407	$2,390,094
2001	1,191,569	762,728	397,900	2,352,197
2000	1,126,079	675,708	410,824	2,212,611
Depreciation, Depletion and Amortization
2002	$92,980	$66,276		$159,256
2001	93,998	64,576		158,574
2000	92,799	58,017		150,816
Capital Expenditures
2002	$60,790	$63,169		$123,959
2001	57,527	44,456		101,983
2000	67,426	49,725		117,151

[1]	Intersegment sales are recorded at a market-related transfer price.

[2]	Industrial Packaging’s 2002, 2001 and 2000 operating profits include restructuring charges of $(6,420), $(23,603) and $(1,155), respectively; 2001 and 2000 include goodwill amortization expenses of $(7,974) and $(6,510), respectively; 2001 includes a gain on net legal settlements of $7,252. Consumer Packaging’s 2002, 2001 and 2000 operating profits include restructuring charges of $(6,031), $(26,399) and $(4,071), respectively; 2001 and 2000 include goodwill amortization expenses of $(4,087) and $(4,353), respectively; 2000 includes gains on the sales of divested businesses of $5,182. Corporate’s 2002 and 2001 operating profits include restructuring charges of $(196) and $(3,549), respectively; 2001 includes a $(7,026) COLI adjustment; 2000 operating profit includes a $(5,499) executive severance charge. Interest expense and interest income are excluded from operating profit by segment and are shown under Corporate.

[3]	Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facilities and prepaid expenses.

Geographic Regions

     Sales to unaffiliated customers and long-lived assets by geographic region are as follows:

	2002	2001	2000

Sales to Unaffiliated Customers United States	$2,019,504	$1,877,589	$1,981,178
Europe	333,943	300,541	298,419
Canada	233,569	207,802	215,226
All other	225,134	220,344	216,670

Total	$2,812,150	$2,606,276	$2,711,493

Net PPE, Goodwill and Intangibles
United States	$960,273	$987,510	$797,325
Europe	178,086	170,764	159,778
Canada	134,190	128,846	129,373
All other	105,075	111,179	126,999

Total	$1,377,624	$1,398,299	$1,213,475

     Sales are attributed to countries/regions based upon the plant location from which products are shipped. Long-lived assets are comprised of property, plant and equipment, goodwill, and intangible assets (see Notes 6 and 7 to the Consolidated Financial Statements).

17. Comprehensive Income (Loss)

     The following table summarizes the components of accumulated other comprehensive income (loss) and the changes in accumulated comprehensive income (loss), net of tax as applicable, for the years ended December 31, 2002 and 2001:

	Foreign	Minimum		Accumulated
	Currency	Pension		Other
	Translation	Liability		Comprehensive
	Adjustments	Adjustments	Other	Loss

Balance at January 1, 2001	$(168,815)	$(3,588)		$(172,403)
Change during 2001	(8,827)	(15,914)	$(825)	(25,566)

Balance at December 31, 2001	$(177,642)	$(19,502)	$(825)	$(197,969)
Change during 2002	15,833	(30,921)	893	(14,195)

Balance at December 31, 2002	$(161,809)	$(50,423)	$68	$(212,164)

     The cumulative tax benefit of the Minimum Pension Liability Adjustments was $22,548 and $9,168 in 2002 and 2001, respectively. Additionally, the tax liability of Other items was $148 in 2002 and the tax benefit in 2001 was $496.

18. New Accounting Pronouncements

     In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, ‘Accounting for Asset Retirement Obligations’ (FAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of FAS 143 to have a material effect on its financial statements.

     As of June 30, 2002, the Company adopted Statement of Financial Accounting Standards No. 145, ‘Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections’ (FAS 145). This statement rescinds Statement of Financial Accounting Standards No. 4, ‘Reporting Gains and Losses from Extinguishment of Debt,’ No. 64, ‘Extinguishments of Debt Made to Satisfy Sinking-fund Requirements,’ and No. 44, ‘Accounting for Intangible Assets of Motor Carriers.’ FAS 145 also amends Statement of Financial Accounting Standards No. 13, ‘Accounting for Leases’ to eliminate an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of FAS 145 did not have a material effect on the Company’s financial statements.

     In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’ (FAS 146), which nullifies Emerging Issues Task Force Issue No. 94-3 (Issue 94-3), ‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).’ FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of FAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company has not yet applied the provisions of FAS 146, but does not expect the adoption of FAS 146 to have a material effect on its financial statements except for the timing of the recognition of costs associated with future exit or disposal activities.

     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, ‘Accounting for Stock-based Compensation—Transition and Disclosure’ (FAS 148), which amends Statement of Financial Accounting Standards No. 123, ‘Accounting for Stock-based Compensation’ (FAS 123), to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of FAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company has implemented the disclosure provisions of FAS 148 beginning with the Consolidated Financial Statements dated December 31, 2002.

     In November 2002, the FASB approved FASB Interpretation No. 45 (FIN 45), ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.’ FIN 45 elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure provisions of this interpretation as of December 31, 2002. The Company does not expect the initial recognition and measurement provisions for guarantees issued or modified after December 31, 2002, to have a material impact on the Consolidated Financial Statements.

SONOCO 2002 ANNUAL REPORT 53

Selected Eleven-Year Financial Data (Unaudited)
(Dollars and shares in thousands except per share data)

Years ended December 31	2002	2001	2000	1999

Operating Results
Net sales	$2,812,150	$2,606,276	$2,711,493	$2,546,734
Cost of sales and operating expenses	2,548,463	2,328,754	2,379,545	2,213,522
Interest expense	54,196	52,217	59,604	52,466
Interest income	(1,649)	(3,800)	(3,794)	(5,314)
Unusual items [1]	12,647	53,324	5,543	(3,500)

Income before income taxes	198,493	175,781	270,595	289,560
Provision for income taxes [3]	70,614	82,958	111,999	108,585
Equity in earnings of affiliates/Minority interest [4]	7,437	(1,214)	7,702	6,830

Income before cumulative effect of changes in accounting principles and extraordinary loss	135,316	91,609	166,298	187,805
Cumulative effect of changes in accounting principles (FAS 106 and FAS 109)
Extraordinary loss, net of income tax benefit

Net income	135,316	91,609	166,298	187,805
Preferred dividends

Net income (loss) available to common shareholders	$135,316	$91,609	$166,298	$187,805

Per common share
Net income available to common shareholders:
Basic	$1.40	$.96	$1.67	$1.84
Diluted	1.39	.96	1.66	1.83
Cash dividends – common	.83	.80	.79	.75
Average common shares outstanding:
Basic	96,373	95,370	99,725	101,886
Diluted	97,178	95,807	99,900	102,780
Actual common shares outstanding at December 31	96,640	95,713	95,006	101,448

Financial Position
Net working capital	$63,240	$204,899	$258,713	$306,450
Property, plant and equipment, net	975,368	1,008,944	973,470	1,032,503
Total assets	2,390,094	2,352,197	2,212,611	2,297,020
Total debt	833,846	921,810	857,641	904,137
Shareholders’ equity	867,425	804,122	801,471	901,220
Current ratio	1.1	1.4	1.6	1.7
Total debt to total capital [2]	44.5%	49.3%	48.5%	47.5%
Book value per common share	$8.98	$8.40	$8.44	$8.88

Other Data
Depreciation, depletion and amortization expense	$159,256	$158,574	$150,816	$145,846
Cash dividends declared – common	79,768	76,080	78,718	76,434
Market price per common share (ending)	22.93	26.58	21.63	22.75
Return on total equity (including preferred stock) [1]	16.0%	11.5%	19.1%	21.9%
Return on net sales [1]	4.8%	3.5%	6.1%	7.4%

[1]	2002 data reflects net charges of $12,647 pretax, or $8,095 after tax for restructuring costs. 2001 data reflects net one-time charges of $53,324 pretax, or $50,403 after tax, for the net gain from legal settlements, corporate-owned-life insurance (COLI) and restructuring costs. 2000 data reflects net one-time charges of $5,543 pretax, or $1,372 after tax, for the net gain on the sales of divested businesses, restructuring costs and executive severance charges. 1999 data reflects the gain on the sale of divested businesses of $(3,500). 1998 data reflects the net gain on the sale of divested businesses of $(100,354) pretax, or $(41,554) after tax. 1997 data reflects the asset impairment charge of $226,358 pretax, or $174,500 after tax. Included in 1993 were gains from the early repayment of a note. Also includes restructuring charges of $42,000 pretax, or $25,000 after tax, in 1992.

[2]	Debt levels for 1995 through 2000 have been adjusted for cash related to the issuance of restricted-purpose bonds.

[3]	The provision for income taxes in 2001 and 2000 include $14,613 and $12,000, respectively, related to COLI.

[4]	2001 includes restructuring charges of $9,986, pretax, and $6,591 after tax.

1998	1997	1996	1995	1994	1993	1992

$2,557,917	$2,847,831	$2,788,075	$2,706,173	$2,300,127	$1,947,224	$1,838,026
2,269,810	2,505,531	2,458,710	2,396,284	2,055,734	1,734,980	1,641,075
54,779	57,194	55,481	44,004	35,861	31,154	30,364
(5,916)	(4,971)	(6,191)	(4,905)	(2,398)	(6,017)	(6,416)
(100,354)	226,358				(5,800)	42,000

339,598	63,719	280,075	270,790	210,930	192,907	131,003
153,989	60,111	107,433	106,640	82,500	75,200	51,800
6,387	(991)	(1,771)	369	1,419	1,127	2,048

191,996	2,617	170,871	164,519	129,849	118,834	81,251
						(37,892)
(11,753)

180,243	2,617	170,871	164,519	129,849	118,834	43,359
	(3,061)	(7,196)	(7,763)	(7,763)	(1,264)

$180,243	(444)	$163,675	$156,756	$122,086	$117,570	$43,359

$1.76	$.00	$1.64	$1.56	$1.21	$1.17	$.43
1.73	.00	1.58	1.49	1.19	1.08	.43
.704	.641	.586	.524	.481	.459	.425
102,632	100,981	99,564	100,253	100,590	100,849	100,176
104,275	107,350	108,487	110,111	109,420	109,711	101,112
101,683	105,417	98,850	100,229	100,379	101,001	100,651

$225,347	$438,896	$262,533	$229,328	$222,068	$209,932	$152,478
1,013,843	939,542	995,415	865,629	763,109	737,154	614,018
2,082,983	2,159,932	2,365,896	2,098,157	1,821,414	1,696,349	1,241,783
783,632	796,359	893,088	686,792	547,380	515,826	316,010
821,592	848,819	920,613	918,749	832,218	788,364	561,890
1.5	2.0	1.6	1.5	1.6	1.7	1.5
46.7%	46.1%	47.2%	39.6%	38.1%	38.0%	35.1%
$8.08	$8.05	$8.10	$7.45	$6.57	$6.10	$5.58

$145,669	$153,524	$142,927	$125,836	$112,797	$95,745	$83,309
72,028	64,639	58,480	53,145	48,287	46,333	42,443
29.63	31.54	23.53	23.86	18.94	19.05	20.67
22.0%	.3%	18.3%	18.7%	16.0%	19.0%	13.7%
7.0%	.0%	6.1%	6.1%	5.6%	6.1%	4.4%

SONOCO 2002 ANNUAL REPORT    55

Report of Management

     The management of Sonoco Products Company is responsible for the integrity and objectivity of the financial statements and other financial information included in this annual report. These statements have been prepared in conformity with generally accepted accounting principles in the United States of America.

     Sonoco’s accounting systems are supported by internal control systems augmented by written policies, internal audits and the selection and training of qualified personnel.

     The Board of Directors, through its Audit Committee consisting of outside directors, is responsible for reviewing and monitoring the Company’s financial reporting and accounting practices. This committee meets periodically with management, the internal auditors and the independent accountants to assure each is carrying out its responsibilities.

     PricewaterhouseCoopers LLP, independent accountants, have audited the financial statements, and their report is included herein.

Charles J. Hupfer
Chief Financial Officer

Report of Independent Accountants

To the Shareholders and Directors of
Sonoco Products Company:

     In our opinion, the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows (appearing on pages 39 through 53 of this report) present fairly, in all material respects, the consolidated financial position of Sonoco Products Company at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Charlotte, North Carolina
January 29, 2003

Board of Directors

Charles W. Coker, 69
Chairman of the Board since 1990. Formerly Chairman and Chief Executive Officer 1990-1998. Served on Board since 1962. Member of the Executive Committee.

Charles J. Bradshaw, 66
Chief Executive Officer, Team Sports Entertainment, Inc. (automotive racing league holding company) and its wholly owned subsidiary, TRAC (Team Racing Auto Circuit) (national motor sports league), Charlotte, N.C., since 2002. Served on Board since 1986. Member of the Audit and Compensation Committees.

Robert J. Brown, 68
Founder, Chairman and Chief Executive Officer, B&C Associates (management consulting, marketing research and public relations firm), High Point, N.C., since 1973. Served on Board since 1993. Member of the Audit and Employee/ Public Responsibility Committees.

Fitz L.H. Coker, 67
Retired. Formerly Sr. Vice President 1976-1979. Served on Board since 1964. Member of the Employee/Public Responsibility Committee.

James L. Coker, 62
President, JLC Enterprises (private investments), Stonington, Conn., since 1979. Served on Board since 1969. Member of the Employee/ Public Responsibility and Audit Committees.

Harris E. DeLoach, Jr., 58
President and Chief Executive Officer since 2000. Served on Board since 1998. Member of the Executive Committee.

Alan T. Dickson, 71
Chairman, Ruddick Corporation (a diversified holding company), Charlotte, N.C., since 1994. Served on Board since 1981. Member of the Compensation, Corporate Governance and Executive Committees.

Caleb C. Fort, 41
Principal and Co-Chairman, The Merit Group, Inc. (suppliers to the paint and wallcovering industry), Spartanburg, S.C., since 1998. Served on the Board since 2001. Member of the Employee/Public Responsibility Committee.

Paul Fulton, 68
Chairman, Bassett Furniture Industries, Inc., Bassett, Va., since 2000. Formerly Dean, Kenan-Flagler Business School, University of North Carolina, Chapel Hill, N.C., 1994- 1997. Served on Board since 1989. Member of the Audit, Compensation and Corporate Governance Committees.

Bernard L.M. Kasriel, 56
Vice Chairman and Chief Operating Officer, Lafarge (a construction materials group), Paris, France, since 1995. Served on Board since 1995. Member of the Audit, Compensation and Corporate Governance Committees.

Edgar H. Lawton, III, 42
President and Treasurer, Hartsville Oil Mill (a vegetable oils processor), Darlington, S.C., since 2000. Served on Board since July 2001. Member of the Audit Committee.

Hugh L. McColl, Jr., 67
Chairman, McColl Brothers Lockwood (private bankers), Charlotte, N.C., since 2001. Formerly Chairman and Chief Executive Officer, Bank of America Corporation, Charlotte, N.C., 1998-2001. Served on Board since 1972. Member of the Compensation and Executive Committees.

John H. Mullin, III, 61
Chairman, Ridgeway Farm LLC, Brookneal, Va. (a privately held timber and farming business), since 1989. Formerly Managing Director of Dillon Reed and Co., Inc. Served on Board since July 2002. Member of the Compensation Committee.

Thomas E. Whiddon, 50
Retired. Formerly Executive Vice President-Logistics and Technology, Lowe’s Companies, Inc. (a home improvement retailer), North Wilkesboro, N.C., 2000-March 2003. Served on Board since February 2001. Member of Audit and Employee/Public Responsibility Committees.

Dona Davis Young, 49
President and Chief Executive Officer, The Phoenix Companies, Inc. (a provider of wealth management products and services to individuals and institutions) and Phoenix Life Insurance Company, Hartford, Conn., since 2003. Served on Board since 1995. Member of the Employee/Public Responsibility, Compensation and Corporate Governance Committees.

SONOCO 2002 ANNUAL REPORT    57

Corporate Officers

Executive Committee

Harris E. DeLoach, Jr., 58
President & Chief Executive Officer since 2000. Previously Chief Operating Officer April-July 2000; Sr. Executive Vice President 1999-2000; Sr. Executive Vice President, Global Industrial Products/Paper/Molded Plastics 1999; Executive Vice President, High Density Film, Industrial Container, Fibre Partitions, Protective Packaging, Sonoco Crellin & Baker Reels 1996-1998. Joined Sonoco in 1985.

Jim C. Bowen, 52
Sr. Vice President, Global Paper Operations since 2000. Previously Vice President/ General Manager-Paper 1997-2000; Vice President, Manufacturing-N.A., Paper 1994-1997; Director of Manufacturing 1993-1994. Joined Sonoco in 1972.

Allan V. Cecil, 61
Vice President, Investor Relations & Corporate Affairs since 1998. Previously Vice President, Investor Relations & Corporate Communications 1996-1998. Prior experience: Vice President, Corporate Communications & Investor Relations, National Gypsum Company and Mesa Petroleum Co. Joined Sonoco in 1996.

Cynthia A. Hartley, 54
Sr. Vice President, Human Resources since 2002. Previously Vice President, Human Resources 1995-2002. Prior experience: Vice President, Human Resources, National Gypsum Company and Dames & Moore and Continental Can Company. Joined Sonoco in 1995.

Ronald E. Holley, 60
Sr. Vice President, Global Industrial Products since 2002. Previously Vice President, Industrial Products-N.A. 1999-2000; Vice President, High Density Film 1993-1999; Vice President, Total Quality Management 1990-1993. Joined Sonoco in 1964.

Charles J. Hupfer, 56
Chief Financial Officer, Vice President & Corporate Secretary since 2002. Previously Vice President, Treasurer & Corporate Secretary 1995-2002; Treasurer 1988-1995. Joined Sonoco in 1975.

Eddie L. Smith, 51
Vice President, Customer & Business Development since 2002. Previously Vice President, Flexible Packaging 1998-2002; Division Vice President/General Manager, Flexible Packaging 1996-1998; Division Vice President, Consumer Products-Europe 1994-1996. Joined Sonoco in 1971.

Charles L. Sullivan, Jr., 59
Sr. Vice President, Global Consumer Products since 2000. Previously Regional Director, Cargill Asia/Pacific in 2000 and President, Cargill’s Salt Division 1995-2000. Joined Sonoco in 2000.

Corporate Officers

Vicki B. Arthur, 45
Treasurer & Staff Vice President since 2002. Previously Staff Vice President & Corporate Controller 2001; Manager, Corporate Reporting 1997-2001. Joined Sonoco in 1984.

Bernard W. Campbell, 53
Vice President, Information Services since 1996. Previously Staff Vice President, Information Services 1991-1996; Director, Corporate Information Services 1990-1991. Joined Sonoco in 1988.

Kevin P. Mahoney, 47
Vice President, Corporate Planning since 2002. Previously Staff Vice President, Corporate Planning 1996-2000. Joined Sonoco in 1987.

J.C. Rhodes, 64
Vice President, International Operations-Latin America, Australia & Director of Operations, Asia since 1998. Previously Division Vice President, Operations Support 1996-1998. Joined Sonoco in 1961.

M. Jack Sanders, 49
Vice President, Industrial Products-N.A. since 2001. Previously Division Vice President/General Manager, Protective Packaging 1998-2001; General Manager, Protective Packaging 1991-1998. Joined Sonoco in 1987.

Division & Staff Officers

Kevin E. Bryans, 45
Division Vice President/Managing Director, Industrial Products/Paper-Sonoco Asia. Joined Sonoco in 1981.

Michael W. Bullington, 55
Staff Vice President/Global Controller, Consumer Products. Joined Sonoco in 1983.

Charles W. Coker, Jr., 43
Division Vice President/General Manager, Protective Packaging. Joined Sonoco in 1981.

Thomas L. Coker, 38
Division Vice President/General Manager, Flexible Packaging. Joined Sonoco in 1987.

Rodger D. Fuller, 41
Division Vice President, Consumer Products-N.A. Joined Sonoco in 1985.

Terry Gerhardt, Ph.D., 52
Staff Vice President, Corporate Technology. Joined Sonoco in 1985.

Donald M. Gore, 53
Division Vice President, Sales, Industrial Products-N.A. Joined Sonoco in 1972.

John M. Grups, 52
Division Vice President, Global Operations, Consumer Products. Joined Sonoco in 1976.

James A. Harrell, III, 41
Division Vice President, Industrial Products/Paper-Europe. Joined Sonoco in 1985.

E.A. Harris, 56
Division Vice President, Industrial Products/Paper-S.A. & General Manager, Consumer Products-S.A. Joined Sonoco in 1969.

Daniel G. Hause, 54
Division Vice President, Manufacturing-Global Industrial Products. Joined Sonoco in 1970.

Linda O. Hill, 54
Staff Vice President, Global Technology. Joined Sonoco in 1966.

R. Jim Hines, 52
Division Vice President, Recovered Paper. Joined Sonoco in 1980.

Patrick B. Keese, 39
Division Vice President, Consumer Products-Europe. Joined Sonoco in 1986.

Richard W. Maloney, Jr., 51
Staff Vice President, Human Resources-Consumer Products. Joined Sonoco in 1992.

Kenneth B. Mason, 51
Staff Vice President, Human Resources-Industrial Products. Joined Sonoco in 1980.

James C. Miller, 50
Staff Vice President, Engineering & Technology-High Density Film. Joined Sonoco in 1983.

Marty F. Pignone, 46
Division Vice President, Paper-N.A. Joined Sonoco in 1997.

Robert L. Puechl, 47
Division Vice President, Molded Plastics. Joined Sonoco in 1986.

Charles W. Reid, 64
Division Vice President/General Manager, Sonoco Baker Reels. Rejoined Sonoco in 1988.

Brad D. Ross, 43
Division Vice President/General Manager, Packaging Services. Joined Sonoco in 1986.

Barry L. Saunders, 43
Staff Vice President & Corporate Controller. Joined Sonoco in 1989.

James H. Shelley, 59
Staff Vice President, Employee Relations & Labor Counsel. Joined Sonoco in 1969.

Terry E. Sueltman, 56
Staff Vice President, Corporate Supply Management. Joined Sonoco in 2001.

David Thornely, 58
Managing Director, Sonoco Australasia. Joined Sonoco in 1991.

Rex E. Varn, 44
Division Vice President/General Manager, High Density Film. Joined Sonoco in 1980.

SONOCO 2002 ANNUAL REPORT    59

Shareholder Information

Annual Meeting of Sonoco Shareholders
 Sonoco’s Annual Meeting of Shareholders will be held at 11:00 a.m., Wednesday, April 16, 2003, at the following location:
    The Center Theater
    212 North Fifth Street
    Hartsville, SC

Corporate Offices
1 North Second Street
Hartsville, SC 29550-3305
+843/383-7000
Toll-free: 800/377-2692
Fax: +843/383-7008
Internet: www.sonoco.com

Shareholder Services
Sonoco – B01
1 North Second Street
Hartsville, SC 29550-3305V
+843/383-7864
Fax: +843/383-7066

Investor Relations & Corporate Affairs
Sonoco – A46
1 North Second Street
Hartsville, SC 29550-3305
+843/383-7635
Fax: +843/383-7478

Legal Counsel
Haynsworth Sinkler Boyd, P.A.
P.O. Box 11889
Columbia, SC 29211-1889

Independent Accountants
PricewaterhouseCoopers LLP
Hearst Tower
214 North Tryon Street, Suite 3600
Charlotte, NC 28202-2137

Sonoco Stock
 Sonoco common stock is traded on the New York Stock Exchange and is identified by the ticker symbol SON.

Share Account Services
 For more information on any of the following services contact:
    EquiServe Trust Company, N.A.
    P.O. Box 43012
    Providence, RI 02940-3012
    Toll-free: 800/633-4236
    Outside the U.S.: +816/843-4293
    Internet: www.equiserve.com
Direct Investment
Dividend Reinvestment
Direct Deposit of Dividends
Transfer Agent
Internet Account Access
Electronic Delivery of
    Financial Information to
    Shareholders
Stock Transfers

Web Site
www.sonoco.com
 Sonoco provides a variety of information about its businesses, products and markets on its Web site. The site also includes information on investor relations, which features news releases and presentations to securities analysts; current and past copies of Sonoco annual reports; proxy statements; various SEC filings such as Form 10-K, Form 10-Q and Form 8-K; upcoming events; safety performance and much more.

Form 10-K Available
 A copy of the Company’s annual report on Form 10-K, as filed with the United States Securities and Exchange Commission, is available free to shareholders by calling +843/383-7794, making a request through the Company’s Web site or writing to:
    Sonoco – A09
    Corporate Communications
    1 North Second Street
    Hartsville, SC 29550-3305

Logos/Trademarks
 The owner of Sonoco’s registered logo and other Company trademarks is:
    SPC Resources, Inc.
    125 West Home Avenue
    Hartsville, SC 29550-4123

Equal Opportunity
 Sonoco believes that a diverse workforce is required to compete successfully in today’s global marketplace. The Company provides equal employment opportunities in its global operations without regard to race, color, age, gender, religion, national origin or physical disability.