Form 10-K, Exhibit 13
period 2003-12-31
SONOCO PRODUCTS CO
filed 2004-03-02
CIK 91767

Selected Quarterly Financial Data (Unaudited)

Sonoco Products Company and Subsidiaries

(Dollars in thousands except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003[1]
Net sales		$657,054	$682,990	$688,077	$730,205
Gross profit		123,915	123,761	120,415	130,348
Income from continuing operations[2]		27,340	21,393	10,503	18,942
Income from discontinued operations[3]		1,658	1,440	3,195	54,478
Net income		28,998	22,833	13,698	73,420
Per common share
Net income	-- basic	$.30	$.24	$.14	$.76
	-- diluted	.30	.24	.14	.75
Cash dividends	-- common	.21	.21	.21	.21
Market price	-- high	23.68	24.11	24.27	24.73
	-- low	19.47	20.75	22.10	20.64

2002[1]
Net sales		$630,083	$684,625	$686,798	$699,913
Gross profit		128,111	137,946	128,239	128,345
Income from continuing operations[4]		31,230	36,753	26,970	30,515
Income from discontinued operations[5]		2,317	974	2,234	4,323
Net income		33,547	37,727	29,204	34,838
Per common share
Net income	-- basic	$.35	$.39	$.30	$.36
	-- diluted	.35	.39	.30	.36
Cash dividends	-- common	.20	.21	.21	.21
Market price	-- high	29.40	29.70	27.58	25.47
	-- low	24.84	26.43	20.87	19.81

[1]	All periods have been restated to reclassify the High Density Film business, which was sold in 2003, as discontinued operations and to reclassify shipping and handling costs related to third party shipments from sales to cost of sales.
[2]	Includes restructuring charges of $1.1 million ($.8 million after tax), $7.8 million ($7.8 million after tax), $24.2 million ($15.6 million after tax) and $16.9 million ($11 million after tax) in the first, second, third and fourth quarters, respectively. The fourth quarter also includes a $1.5 million expense ($1.5 million after tax) associated with restructuring charges related to minority interest in affiliates.
[3]	Includes restructuring charges of $.2 million ($.1 million after tax) in the first quarter and a gain of approximately $63.1 million ($49.4 million after tax) associated with the sale of the High Density Film business in the fourth quarter.
[4]	Includes restructuring charges of $1.4 million ($.9 million after tax) and $.1 million income ($.1 million after tax) from the reversal of restructuring charges related to an affiliate accounted for on the equity method of accounting in the first quarter, $.3 million ($.2 million after tax) reversal of restructuring charges in the second quarter, and restructuring charges of $6.3 million ($4 million after tax) and $3 million ($1.9 million after tax) in the third and fourth quarters, respectively.
[5]	Includes restructuring charges of $2 million ($1.3 million after tax), $.1 million ($.1 million after tax) and $.1 million ($.1 million after tax) in the second, third and fourth quarters, respectively.

[GRAPH]

Market Price vs. Book Value
Per Common Share
(Dollars)

	Market Price	Book Value

1994	6.57	18.94
1995	7.45	23.86
1996	8.10	23.53
1997	8.05	31.54
1998	8.08	29.63
1999	8.88	22.75
2000	8.44	21.63
2001	8.40	26.58
2002	8.98	22.93
2003	10.43	24.62

The market price of the Company’s stock increased to $24.62 per share at the end of 2003, while the book value per common share increased to $10.43.

Management’s Discussion and Analysis of Operations and Financial Condition

Overview

     During 2003, the Company continued to position itself more competitively in the global marketplace as it sold the High Density Film business and initiated additional restructuring actions. The Company reported net income of $138.9 million for 2003, compared with $135.3 million in 2002. As reported below, the gain on the sale of the High Density Film business, which has been reclassified as discontinued operations on the Company’s Consolidated Statements of Income, had a positive impact on earnings of $49.4 million, while restructuring charges had a negative impact on earnings of $36.8 million in 2003, versus $6.7 million in 2002.

     Sales for the Company were relatively flat, with slightly softer volume being offset by the favorable translation impact of the weaker dollar. Operating results were lower primarily due to higher pension and postretirement costs, partially offset by the Company’s focus on manufacturing productivity and supply management, along with initial benefits of the restructuring.

     Cash flow remained strong as cash generated from operations was $332 million, which along with the proceeds from the sale of the High Density Film business, was used to fund capital expenditures, pay dividends, reduce debt by approximately $160 million and increase cash investments by approximately $50 million. To sustain strong cash flow, the Company remains focused on growing sales by introducing new products, continuing geographical expansion and making appropriate acquisitions. At the same time, the Company is committed to aggressively managing costs and effectively employing its capital by close attention to working capital management and capital expenditures.

Restructuring Charges, One-time Items and Other Activities

Restructuring Charges

     During 2003, the Company recognized restructuring charges, net of adjustments, of $50.1 million pretax ($35.3 million after tax), primarily related to nine plant closings in the Industrial Packaging segment, three plant closings in the Consumer Packaging segment and a global reduction in salaried positions. The restructuring charges consisted of severance and termination benefits of $37.7 million, asset impairment charges of $8.4 million and other exit costs of $4 million, consisting of building lease termination charges and other miscellaneous exit costs. These costs are associated with the Company’s general plans, announced in August 2003, to reduce its overall cost structure by $54 million pretax. Since August, the Company has announced specific plans that are expected to result in annualized savings of approximately $48 million pretax, of which $6 million had been realized by December 31, 2003. The Company expects to recognize an additional cost of approximately $16 million pretax in the future associated with these 2003 actions. The objectives of these restructuring actions are to realign and centralize a number of staff functions and eliminate excess plant capacity. As part of the target to reduce its cost structure by $54 million, the Company expects to identify, in 2004, an additional five to ten plant closings that are expected to result in additional savings of approximately $6 million pretax in annualized fixed cost reductions. Restructuring charges associated with these 2004 actions cannot be estimated at this time. With the exception of ongoing pension subsidies and certain building lease termination expenses, costs associated with the 2003 restructuring actions are expected to be paid by the end of the fourth quarter 2004 using cash generated from operations.

     In connection with the Company’s restructuring actions, asset impairment charges of $8.4 million were recognized during 2003 related to the writeoff/down of assets associated with four plant closings. Impaired assets were written down to the lower of carrying amount or fair value, less costs to sell, if applicable. Of the $8.4 million, the Company recognized writeoffs/downs of impaired equipment of $7 million and writeoffs/downs related to facilities held for disposal of $1.4 million.

     During 2003, the Company also recorded restructuring charges of $1.5 million related to minority interest in subsidiaries and other miscellaneous charges. The restructuring charges are included in “Equity in earnings (loss) of affiliates/ minority interest in subsidiaries” in the Company’s Consolidated Statements of Income.

     During 2002, the Company recognized restructuring charges, net of adjustments, of $10.4 million pretax ($6.7 million after tax). Additionally, the Company’s High Density Film business, which was divested in 2003, incurred restructuring charges of $2.2 million pretax ($1.4 million after tax) in 2002. The 2002 restructuring charges were primarily related to four plant closings in the United States in the Consumer Packaging segment, severance costs associated with plant consolidations in Europe and one plant closing in the United States in the Industrial Packaging segment. The restructuring charges consisted of severance and termination benefits of $10.5 million, asset impairment charges of $.4 million and other exit costs of $1.7 million, consisting of building lease termination charges and other miscellaneous costs.

     During 2001, the Company recognized restructuring charges of $51.4 million pretax ($35.2 million after tax) as a result of two restructuring plans announced during the year. Additionally, the Company’s High Density Film business, which was divested in 2003, incurred restructuring charges of $2.2 million pretax ($1.4 million after tax) in 2001. The total restructuring charges associated with these plans consisted of severance and termination benefits of

SONOCO 2003 ANNUAL REPORT 25

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

$27.3 million, asset impairment charges of $16.9 million and other exit costs of $9.4 million, consisting of building lease termination expenses of $7.7 million and other miscellaneous exit costs of $1.7 million.

     The asset impairment charges were related to the writeoff/down of assets associated with 13 plant closings and nine plant locations identified for other restructuring actions. Impaired assets were written down to the lower of carrying amount or fair value, less costs to sell, if applicable. Of the $16.9 million, the Company recognized writeoffs/downs of impaired facilities and equipment of $15.7 million and writeoffs/downs related to facilities and equipment held for disposal of $1.2 million.

     During 2001, affiliates accounted for under the equity method of accounting recorded restructuring charges of $10 million pretax ($6.6 million after tax). These costs included the closing of two plants and other miscellaneous restructuring activities. The affiliate restructuring charges are included in “Equity in earnings (loss) of affiliates/minority interest in subsidiaries” in the Company’s Consolidated Statements of Income.

Acquisitions

     The Company completed four acquisitions during 2003, with an aggregate purchase price of $11.1 million. Acquisitions in the Company’s Industrial Packaging segment included an engineered carriers manufacturer in Australia; a recovered paper operation in Savannah, Ga.; and certain assets of a wooden reel manufacturer in Canada and the United States. In addition, the Company increased its ownership interest in a manufacturer of rotogravure cylinders in Charlotte, N.C., that is included in the Company’s Consumer Packaging segment. Pro forma information is not provided for 2003 acquisitions as the impact to the Company was not material.

[GRAPH]

Assets by Category
(Millions of Dollars)

	PP&E, net	Current Assets	Other

1999	1,033	723	541
2000	974	696	543
2001	1,009	665	678
2002	975	663	797
2003	924	755	842

     During the fourth quarter of 2002, the Company completed the purchase of Texas Reel Company’s plywood reel operations in Sherman, Texas, and Coonrod Reel Company’s nailed wooden reel operation in Bonham, Texas. The purchases included equipment, inventory and intangible assets. In addition, during the second quarter of 2002, the Company purchased a small paper recycling operation in Kansas City, Mo., and Topeka, Kan., and a small recovered paper trucking operation in Manhattan, Kan. These businesses are included in the Industrial Packaging segment. The aggregate cost of all 2002 acquisitions was approximately $8.5 million.

     During 2001, the Company made several acquisitions with an aggregate cost of approximately $273 million. Those in the Company’s Industrial Packaging segment included U.S. Paper Mills Corp., a lightweight paperboard and tube operation with operations in DePere, Wis., and Menasha, Wis.; Cumberland Wood Products, Inc., a plywood reel operation in Helenwood, Tenn.; a paper-based textile tube converting facility in Kaiping, China; a unit of Smurfit UK Limited, a paper-based core and tube operation in the United Kingdom; a paper mill in Hutchinson, Kan.; a paper-based core and tube facility in Sint-Denijs, Belgium; and, an engineered carriers operation in Cartersville, Ga.

     In 2001, acquisitions in the Company’s Consumer Packaging segment included assets of a packaging services operation in Hemel Hempstead, England, U.K., and the acquisition of Phoenix Packaging Corporation, a steel easy-open closure operation in North Canton, Ohio.

     In 2001, the Company also acquired Hayes Manufacturing Group, Inc., a manufacturer of paper-based tubes, cores and composite cans headquartered in Neenah, Wis. Approximately 80% of this operation is included in the Industrial Packaging segment and 20% in the Consumer Packaging segment.

Dispositions

     In December 2003, the Company divested its High Density Film business to Hilex Poly Co., LLC, of Los Angeles, Calif., at a price of approximately $119 million, including approximately $81 million in cash, subject to final determination of net working capital, and the balance in subordinated notes and preferred nonvoting membership interests, resulting in a gain of approximately $63.1 million ($49.4 million after tax). Operating results of this business have been presented for all periods as “Income from discontinued operations, net of income tax” in the Company’s Consolidated Statements of Income. After-tax income contributed by the High Density Film business was $60.8 million, including the gain on sale of $49.4 million, in 2003, compared with $9.8 million and $10.1 million in 2002 and 2001, respectively. Operating revenue and operating profit for 2002 and 2001 have been restated to reflect the reclassification of the Company’s High Density Film business as discontinued operations.

Accounting Change

     Under the guidelines of Statement of Financial Accounting Standards No. 142, ‘Goodwill and Other Intangible Assets’ (FAS 142), purchased goodwill and intangibles with indefinite lives were no longer amortized beginning in 2002. Goodwill amortization, which is reported at Corporate, totaled $12.1 million in 2001.

Reclassifications

     During 2003, the Company reclassified shipping and

handling costs related to third party shipments from sales to cost of sales on the Consolidated Statements of Income for all years. These reclassifications increased net sales and cost of sales by the same amount, and therefore did not affect reported net income.

Other Special Charges and One-time Items

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

Results of Operations 2003 versus 2002

Operating Revenue

     Consolidated net sales for 2003 were $2.76 billion, versus $2.7 billion in 2002, an increase of approximately $57 million.

     The components of the sales change were:

($ in millions)
Decrease in volume	$(32)
Selling price	14
Currency exchange rate	68
Other	7

Total sales increase	$57

     Sales for the year were higher than 2002 primarily as a result of favorable exchange rates as the dollar weakened against foreign currencies and higher average selling prices, mainly attributed to the Company’s engineered carriers/paper operations. Company-wide volume was approximately 1% lower than 2002. Domestic sales were $1.86 billion, down 1% from 2002, and international sales were $899 million, up 9% over 2002 due primarily to the impact of foreign exchange.

Operating Profits

     Consolidated operating profits, which represent “Income before income taxes” on the Consolidated Statements of Income for 2003 and 2002, are comprised of the following:

($ in millions)	2003	2002	% Change
Industrial Packaging	$123.0	$151.8	(19)%
Consumer Packaging	85.6	94.3	(9)%

	208.6	246.1	(15)%
Restructuring/Impairment charges	(50.1)	(10.4)	(100)%
Interest expense, net	(50.2)	(52.6)	4%

Consolidated operating profit	$108.3	$183.1	(41)%

     Operating profits for 2003 were adversely impacted by lower volume and mix of approximately $24 million and a negative price/cost relationship of approximately $9 million, primarily associated with higher costs for old corrugated containers (OCC), the Company’s primary raw material, and higher raw material costs in the Company’s rigid paper and plastic packaging operations. The Company was impacted by operating issues in the flexible packaging business due to new equipment start-up issues and additional costs associated with the closing of one flexible packaging plant and the resulting transfer of these operations to other Sonoco facilities. In addition, the Company continued to experience pricing pressure reflecting growing global competition and industry overcapacity. Higher pension and postretirement expenses of approximately $28 million and higher energy costs of approximately $12 million were partially offset by approximately $42 million of lower fixed costs and the results of ongoing productivity initiatives. Gross profit as a percentage of net sales was 18.1% in 2003, compared with 19.3% in 2002. As previously discussed, operating profits included $50.1 million and $10.4 million of restructuring charges in 2003 and 2002, respectively.

     Selling, general and administrative expenses as a percentage of sales remained flat with 2002 at approximately 10% of sales. In 2003, the Company continued to focus on controlling fixed cost spending. This focus was supported by the Company’s restructuring actions during the year.

     Investment returns earned on assets held by the Company’s benefit plans are used to lower the Company’s cost of providing pension and postretirement benefits. During 2003, the Company experienced higher year-over-year expense of approximately $28 million pretax, primarily related to the impact of stock market performance on investment earnings of assets in U.S. pension and postretirement plans during 2002. The market value of U.S. benefit plan assets increased approximately 26% in 2003, compared with a decline of approximately 9% in 2002. There were no requirements under ERISA to fund the plan. The Company revised its 2004 pension and postretirement benefit plan assumptions for asset rate of return to 8.5% from 8.75% in 2003. The Company expects a slight incremental decrease in pension and postretirement expenses in 2004.

     On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligibles starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligibles with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. These options include supplementing the government program on a secondary payor basis or accepting a direct subsidy from the government to support a portion of the cost of the employer’s program. In the months ahead, the Company intends to review its retiree healthcare strategy in light of the Act. The Company will most likely amend its retiree health program to coordinate with the new Medicare prescription drug program or to receive the direct subsidy from the government. As a result, the Company anticipates that its retiree health obligations and costs could be reduced once those amendments are adopted and/or the government subsidies are considered.

     Research and development costs charged to expense

SONOCO 2003 ANNUAL REPORT 27

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

were $14.2 million and $13 million in 2003 and 2002, respectively. Significant projects in the Industrial Packaging segment included efforts to design new products for the construction industry and to enhance performance characteristics of the Company’s engineered carriers in the textile, film and paper packaging areas, as well as projects aimed at productivity enhancements. The Consumer Packaging segment continues to invest in new materials technology and new process technology in support of flexible and rigid packaging options. Research and development expenditures are expected to increase in 2004.

     Net interest expense decreased $2.4 million over 2002. The decrease was primarily driven by lower debt levels and associated interest rates, the payoff of approximately $100 million in 5.875% bonds and swapping certain fixed rate debt for floating rates discussed under the Risk Management section of Management’s Discussion and Analysis.

     The effective tax rate for continuing operations in 2003 was 34.8%, compared with 35.5% in 2002. The lower effective tax rate was primarily due to tax benefits relating to restructuring charges in higher tax rate jurisdictions.

     Various regulatory tax authorities, including the IRS, routinely examine the Company’s income tax returns. In connection with such examinations, tax authorities often raise issues and propose tax deficiencies. Amounts that management has assessed as probable and estimable have been accrued through the income tax provisions. The Company has resolved all issues with the IRS for all years through 1998. The Company is currently under examination for the tax years 1999 through 2001. It is possible that the settlement of this examination, which is expected to occur within one year, could result in a favorable adjustment as compared to the amount accrued. For additional discussion of income taxes see Note 14 to the Consolidated Financial Statements.

     Net income (including discontinued operations) for 2003 was $138.9 million, versus $135.3 million in 2002. Income from continuing operations for 2003 was $78.2 million, compared with $125.5 million in 2002. Net income included restructuring charges of $50.1 million ($36.8 million after tax), compared with restructuring charges of $12.6 million ($8.1 million after tax) in 2002. Earnings per diluted share in 2003 included a net gain on the sale of assets of $.51 per share and restructuring charges of $.38 per share, compared with restructuring charges of $.08 per share in 2002. Although foreign exchange rates had an impact on sales, they did not have a significant impact on earnings in 2003.

[GRAPH]

Identifiable Assets
Industrial Packaging Segment
(Billions of Dollars)

1999	1.21
2000	1.13
2001	1.19
2002	1.14
2003	1.27

Operating Segments

     Sonoco reports results in two segments, Industrial Packaging and Consumer Packaging. International results are reflected in the appropriate segment based on the products produced. Operating profit is defined as revenue less operating costs, with all corporate costs (excluding interest and income taxes) allocated to the two segments. Previously described restructuring charges are included in Corporate operating profit and, accordingly, are excluded from the segments’ operating profits. Restructuring charges associated with the Industrial Packaging segment totaled $33.2 million, mainly attributed to the closing of nine plant locations and a global reduction in salaried positions; restructuring charges associated with the Consumer Packaging segment of $9.6 million were primarily associated with three plant closings in the United States and a global reduction in salaried positions; and, unallocated corporate restructuring costs of approximately $7.3 million were associated with a reduction in salaried positions. For additional discussion of operating segments, see Note 17 to the Consolidated Financial Statements.

     Industrial Packaging Segment – This segment represented approximately 55% of the Company’s net sales in 2003 and includes the following products and services: high-performance paper, plastic and composite engineered carriers; paperboard; wooden, metal and composite reels for wire and cable packaging; fiber-based construction tubes and forms; custom designed protective packaging; and, supply chain management capabilities.

     Results for this segment are presented below:

($ in millions)	2003	2002	%Change
Trade sales	$1,520	$1,466	4%
Operating profit	123	152	(19)%
Capital spending	52	61	(15)%

     The higher sales, compared with 2002, were due primarily to favorable exchange rates of approximately $45 million as the dollar weakened against foreign currencies and higher average selling prices of approximately $14 million, primarily in the Company’s engineered carriers/paper operations. This revenue was partially offset by lower volume across the segment of approximately $11 million. Overall, volumes were down approximately 1%, compared with 2002. Domestic sales were slightly down and international sales were up $57.7 million, or 11% due primarily to the impact of foreign exchange. Operating profits decreased 19% to $123 million in 2003.

     Earnings in this segment were adversely impacted by lower volumes and mix issues of approximately $15 million and a negative price/cost relationship of approximately $8 million primarily associated with higher costs for OCC in the Company’s engineered carriers/paper operations. Additionally, higher pension and postretirement expenses of approximately $14 million and higher energy costs of approximately $11 million were partially offset by approximately $22 million related to lower fixed costs and productivity initiatives.

     Significant capital spending included the rebuilding of several paper mills, primarily in the United States, Canada and Europe. Depreciation, depletion and amortization expense was $96.1 million in 2003, compared with $93 million in 2002.

     Consumer Packaging Segment – This segment represented approximately 45% of the Company’s net sales in 2003 and includes the following products and services: rigid paper and plastic packaging (both round and shaped); printed flexible packaging; metal and plastic ends and closures; specialty packaging; and, packaging services.

     Results for this segment are presented below:

($ in millions)	2003	2002	% Change
Trade sales	$1,238	$1,236	0%
Operating profit	86	94	(9)%
Capital spending	56	51	10%

     Sales for the segment were flat primarily due to decreased volume of approximately $21 million, mainly associated with flexible packaging and rigid paper and plastic packaging, offset by favorable exchange rates of approximately $23 million as the dollar weakened against foreign currencies. Overall, volumes were down approximately 2%, compared with 2002. Domestic sales were $932 million, down 2% from 2002, and international sales were $306.4 million, up 7% from 2002 due primarily to the impact of foreign exchange.

[GRAPH]

Identifiable Assets
Consumer Packaging Segment
(Billions of Dollars)

1999	0.71
2000	0.68
2001	0.76
2002	0.76
2003	0.73

     Lower volume had a negative impact on operating profit of approximately $9 million. Additionally, higher pension and postretirement expenses of approximately $14 million were offset by productivity initiatives of approximately $21 million. Operating issues in the flexible packaging business due to new equipment start-up issues and additional costs associated with the closing of one flexible packaging plant and the resulting transfer of business to other flexible packaging plants had a negative impact on segment earnings. The price/cost relationship for the segment was essentially neutral.

     Significant capital spending included numerous productivity enhancements and consolidation projects in North America. The closures business invested significantly in new Brazil capacity to support increasing global demand. Depreciation, depletion and amortization expense in this segment was $56.6 million in 2003, compared with $52.9 million in 2002.

Financial Position, Liquidity and Capital Resources

     Cash flows from operations totaled $332 million in 2003, compared with $271.4 million in 2002. The increase is primarily attributed to reduced cash funding of pension and postretirement plans in 2003. The Company funded pension and postretirement plans of approximately $29 million in 2003, compared with approximately $120 million in 2002. Cash flows used by investing activities decreased from $124.4 million in 2002 to $35.9 million in 2003 as a result of proceeds from the sale of the High Density Film business. Net cash used in financing activities increased in 2003, primarily due to the repayment of commercial paper borrowings, mainly as a result of the sale of the High Density Film business, compared with 2002. The Company expects internally generated cash flows to be sufficient to meet operating and normal capital expenditure requirements on a short- and long-term basis.

[GRAPH]

Current Ratio

1999	1.7
2000	1.6
2001	1.4
2002	1.2
2003	1.1

     Current assets increased $92 million in 2003 to $755.3 million primarily due to increased cash. In 2002, current assets remained relatively unchanged, decreasing $1.9 million when compared with $665.2 million in 2001. Current liabilities increased $121 million to $679.6 million in 2003 primarily due to increased current debt maturities. The Company has $150 million of 7.0% bonds maturing in November 2004. It is expected that the bonds will be refinanced with floating rate debt. In 2002, current liabilities increased $98.3 million to $558.6 million also due to increased current debt maturities. The current ratio was 1.1 at the end of 2003, compared with 1.2 and 1.4 at the end of 2002 and 2001, respectively.

     Capital expenditures in 2003 were $113.6 million, compared with $124 million in 2002 and $102 million in 2001. Included in these totals are $5.2 million in 2003, $12.6 million in 2002 and $7 million in 2001, which were incurred by the High Density Film business. Capital expenditures in 2004 are expected to be in the $125 million to $150 million range.

SONOCO 2003 ANNUAL REPORT 29

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

     The following table summarizes contractual obligations at December 31, 2003:

Contractual Obligations

		Payments Due By Period
		Less Than	2 to 3	4 to 5	More Than
($ in millions)	Total	1 Year	Years	Years	5 Years
Debt obligations	$675	$201	$4	$2	$468
Operating leases	103	24	19	15	45
Purchase obligations*	51	19	2	2	28

Total contractual obligations	$829	$244	$25	$19	$541

*	Includes only long-term contractual commitments. Does not include short-term obligations for the purchase of goods and services used in the ordinary course of business.

     In December 2003, the Company entered into an agreement with the majority shareholders of Demolli Industra Cartaria S.p.A., an Italian-based manufacturer of paperboard and engineered carriers that is currently partially owned by the Company and reported as an equity investment. This agreement allows the majority shareholder to require (through a put option arrangement) the Company to buy the shares not currently owned by the Company at any time between the date of the agreement and December 2006. The agreement also gives the Company the right at its discretion to purchase the shares (through a call option arrangement) any time after December 2006 through December 2009. The price of the share purchase will be determined by a predetermined formula, which the Company believes approximates fair value, related to an earnings multiple at the time such shares might be put or called. In 2003, Demolli had sales of approximately $80 million.

[GRAPH]

Total Debt
(Millions of Dollars)

1999	904
2000	858
2001	922
2002	834
2003	675

     The Company had fully committed bank lines of credit in the amount of $450 million during 2003 and 2002. The credit is undrawn, but provides back-up credit for commercial paper, short-term borrowings under uncommitted facilities and future liquidity needs. The credit agreement matures in July 2004 unless the Company exercises a one-year, term-out option on any outstanding borrowings under the agreement. The Company intends to enter into a similar agreement when the current one expires. The agreement provides for an increase in interest rates if the Company’s credit rating falls, but the agreement does not terminate. None of the Company’s material credit arrangements contain rating-based default provisions.

     Debt decreased $159.2 million to $674.6 million at December 31, 2003, from $833.8 million at December 31, 2002. The decrease was due to cash flow from operations coupled with proceeds from the sale of the High Density Film business which exceeded capital expenditures, dividends and pension fund contributions. In 2003, the Company maintained its A-range credit rating.

[GRAPH]

Debt to Total Capital Ratio
(Percent)

1999	47.5
2000	48.5
2001	49.3
2002	44.5
2003	35.8

     Interest expense was $52.4 million in 2003, compared with $54.2 million in 2002 and $52.2 million in 2001. The decrease in 2003, compared with 2002, was due to lower debt levels and associated interest rates, the payoff of $100 million in 5.875% bonds, and the amortization associated with the 2002 interest rate swap termination discussed under the Risk Management section of Management’s Discussion and Analysis. The increase in 2002, compared with 2001, was due mainly to higher average interest rates as the Company repaid $250 million of commercial paper through the issuance of 6.5% debt securities in the fourth quarter of 2001. This increase was partially offset by lower average debt balances, lower commercial paper rates and the amortization associated with the 2002 interest rate swap termination.

     Income before interest and taxes was 3.0 times interest expense in 2003, compared with 4.3 times and 4.0 times in 2002 and 2001, respectively. The Company’s debt to total capital ratio was 35.8% at December 31, 2003, compared with 44.5% and 49.3% at the end of 2002 and 2001, respectively. Return on total equity was 15% in 2003, compared with 16% in 2002 and 11.5% in 2001.

     Shareholders’ equity increased $146.7 million from December 31, 2002, to $1,014.2 million at December 31, 2003. The change resulted mainly from net income of $138.9 million, capital generated by exercised stock options of $8.8 million and foreign currency translation of $77.9 million, reduced by dividends of $81.1 million and minimum pension liability adjustments of $3.4 million. Shareholders’ equity increased $63.3 million from December 31, 2001, to $867.4 million at December 31,

2002. The change resulted primarily from net income of $135.3 million, capital generated by exercised stock options of $21.6 million and foreign currency translation of $15.8 million, reduced by dividends of $79.8 million and minimum pension liability adjustments of $30.9 million. The Company made no repurchases of its common stock in 2002 or 2003. At December 31, 2003 and 2002, the Company had remaining authorizations to repurchase approximately 5,300,000 shares of common stock. The Company does not presently intend to repurchase a significant number of shares in 2004.

     Although the ultimate determination of whether to pay dividends is within the sole discretion of the Board of Directors, the Company plans to increase dividends as earnings grow. Dividends per common share were $.84 in 2003, $.83 in 2002, and $.80 in 2001.

Off Balance Sheet Arrangements

     The Company had no material off balance sheet arrangements at December 31, 2003. Third party debt guarantees at December 31, 2003, not included in the Company’s Consolidated Financial Statements, totaled approximately $2 million related to debt of independent contractors supporting the Company’s forest operations.

Risk Management

     As a result of operating globally, the Company is exposed to market risk from changes in foreign exchange rates. The exposure is well diversified as the Company’s facilities are spread throughout the world, and the Company generally sells in the same country where it produces. The Company monitors these exposures and may use traditional currency swaps and forward foreign exchange contracts to hedge a portion of the net investment in foreign subsidiaries, foreign currency assets and liabilities, or forecast transactions that are denominated in foreign currencies. The Company’s foreign operations are exposed to political and cultural risks, but they are not believed to be material because of diversification and the relative stability of the countries in which the Company has operations.

     The Company is exposed to interest rate fluctuations as a result of using debt as a source of financing its operations. When necessary, the Company expects to use traditional, unleveraged interest rate swaps to manage its mix of fixed and variable rate debt to maintain exposure to interest rate movements within established ranges. All interest rate swaps qualified as fair value hedges under Financial Accounting Standards No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (FAS 133), and swapped fixed interest for floating.

     During the first quarter of 2004, the Company entered into a $100 million swap against a $250 million 6.5% bond maturing in 2013. Additionally, during the third quarter of 2003, the Company entered into a $150 million swap against a $150 million 7.0% bond maturing in 2004. During the third quarter of 2002, the Company terminated a $150 million swap against the 7.0% bond maturing in 2004. This swap was entered in the first quarter of 2002. In accordance with FAS 133, interest expense is being lowered by amortization of the $2.7 million gain associated with this 2002 swap termination until the related bonds mature on November 15, 2004. At December 31, 2003, the remaining deferred gain related to this 2002 swap termination was approximately $1 million.

     The Company is a purchaser of commodities such as recovered paper, energy and resin. In general, the Company does not engage in material hedging of commodity prices because there is usually a high correlation between the commodity cost and the ultimate selling price of its products. These commodities are generally purchased at market or fixed prices that are established with the vendor as part of the purchase process for quantities expected to be consumed in the ordinary course of business. On occasion, where the correlation between selling price and commodity price is less direct, the Company may enter into commodity futures or swaps to reduce the effect of price fluctuations.

     At the end of 2003, the Company had commodity swaps outstanding to fix the costs of a portion of raw materials for 2004 through mid-2006 in some cases. The swaps qualify as cash flow hedges under FAS 133. The fair market value of these commodity swaps at December 31, 2003, was a favorable position of $2.6 million ($1.6 million after tax). The fair market value of commodity swaps at December 31, 2002 and 2001, was not material to the Consolidated Financial Statements.

     FAS 133 requires that derivatives be marked to fair value quarterly and recorded on the balance sheet. The Company uses published market prices or estimated values based on current price quotes and a discounted cash flow model to estimate the fair market value of the swaps.

     The use of financial instruments to hedge foreign exchange, interest rate and commodity price risk was not material to the Consolidated Financial Statements as a whole as of December 31, 2003, 2002 or 2001.

     Except for the impact on energy and raw material prices, inflation did not have a material effect on the Company’s operations in 2003, 2002 or 2001.

     The Company is subject to various federal, state and local environmental laws and regulations concerning, among other matters, wastewater effluent and air emissions. Compliance costs have not been significant due to the nature of the materials and processes used in manufacturing operations. Such laws also make generators of hazardous wastes and their legal successors financially responsible for the cleanup of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites not owned by the Company. These regulatory actions and a small number of private party lawsuits are believed to represent the Company’s largest potential environmental liabilities. Accordingly, the Company has accrued approximately $4 million at December 31, 2003, compared with approximately $4.4 million at December 31, 2002, with respect to these sites (see Note 15 to the Consolidated Financial Statements).

     The Company’s main plant and corporate offices are

SONOCO 2003 ANNUAL REPORT 31

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

located in Hartsville, S.C. There are 121 owned and 115 leased facilities used by operations in the Industrial Packaging segment and 27 owned and 32 leased facilities used by operations in the Consumer Packaging segment. Europe, the largest foreign geographic location, has 42 manufacturing locations.

Critical Accounting Policies and Estimates

     The Company’s analysis and discussion of its financial condition and results of operations are based upon its Consolidated Financial Statements that have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The Company evaluates these estimates and assumptions on an ongoing basis, including but not limited to those related to inventories, bad debts, derivatives, income taxes, intangible assets, restructuring, pension and other postretirement benefits, environmental liabilities, and contingencies and litigation. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. The impact and any associated risks related to estimates, assumptions and accounting policies are discussed in Management’s Discussion and Analysis, as well as in the Notes to the Consolidated Financial Statements, if applicable, where such estimates, assumptions and accounting policies affect the Company’s reported and expected financial results.

     The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgments and estimates used in the preparation of its Consolidated Financial Statements:

     Allowance for Doubtful Accounts — The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make required payments. Additional allowances may be required if the financial condition of the Company’s customers deteriorates.

     Revenue Recognition — In accordance with US GAAP, the Company records revenue when title and risk of ownership pass to the customer and when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and when collectibility is reasonably assured. Certain judgments, such as provisions for estimates of sales returns and allowances, may affect the application of the Company’s revenue policy and, therefore, the results of operations in its Consolidated Financial Statements.

     Impairment of Long-lived and Intangible Assets — The Company periodically reviews long-lived and intangible assets used in operations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the determination of impairment losses, such as future cash flows and disposition costs, may affect the carrying value of long-lived and intangible assets and possible impairment expense in the Company’s Consolidated Financial Statements.

     Impairment of Goodwill — The Company reviews goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assumptions and estimates used in the determination of impairment losses may affect the carrying value and possible impairment expense in the Company’s Consolidated Financial Statements.

     Income Taxes — The Company records an income tax valuation allowance when the realization of certain deferred tax assets, net operating losses and capital loss carryforwards is not likely. These deferred tax assets represent expenses recognized for financial reporting purposes, which will result in tax deductions over varying future periods. Certain judgments, assumptions and estimates may affect the carrying value of the valuation allowance and deferred income tax expense in the Company’s Consolidated Financial Statements. Additionally, the Company periodically reviews assumptions and estimates of the Company’s probable tax obligations using historical experience in tax jurisdictions and informed judgments.

     Stock Compensation Plans — The Company records compensation expense associated with performance-based stock compensation plans using vesting assumptions that are derived from performance measures as defined in the plans. In 2003, performance measures consisted of Earnings Per Share and Return on Net Assets Employed. Certain judgments, assumptions and estimates in connection with the future achievement of these performance measures may affect the carrying value of accrued compensation expense and performance-based stock compensation expense in the Company’s Consolidated Financial Statements.

     Pension and Postretirement Benefit Plans — The Company has significant pension and postretirement benefit costs and credits that are developed from actuarial valuations. The actuarial valuations employ key assumptions that are particularly important when determining the Company’s projected liabilities for pension and other postretirement benefits. Key actuarial assumptions used in determining the projected benefit obligation, the accumulated benefit obligation, and net periodic benefit cost (income) for U.S. retirement and retiree health and life insurance plans include: a discount rate of 6.25% to determine benefit obligations, a discount rate of 6.75% to determine net periodic benefit cost (income), an expected long-term rate of return of 8.75% and a rate of compensation increase of 4.6%. These assumptions are as of December 31, 2003, and have changed for 2004.

     The Company adjusts its discount rate annually in relationship to movements in high-quality debt instruments. The long-term rate of return assumption is based on the Company’s historical plan return performance over the past 12 years. The rate of compensation assumption is generally based on salary and incentive increases. A key assumption for the U.S. health and life insurance plan includes a medical trend rate beginning at 10% and trending down to an ultimate rate of 6% over six years. The ultimate trend rate of 6% represents our best estimate of the long-term average annual medical cost increase over the duration of the plan’s liabilities. It provides for real growth in medical costs in excess of the overall inflationary level.

     The Company incurred total pension and postretirement expenses of $65.7 million during 2003, compared with $32.1 million during 2002. These amounts include pension costs associated with restructuring and the high impact of curtailment associated with the disposition of the High Density Film business. This was net of $58.9 million of expected returns on plan assets at the assumed rate of 8.75%. It also included interest cost of $63.3 million at a discount rate of 6.75%. During 2003, the Company made contributions to the pension and postretirement plans of approximately $29 million. The amount of contributions vary from year to year depending on factors including market asset volatility and interest rates. Although, these contributions reduced cash flows from operations during the year, under Statement of Financial Accounting Standards No. 87, ‘Employers’ Accounting for Pensions’ (FAS 87), they did not have an immediate significant impact on pension expense. Unrecognized net actuarial losses were $410.7 million at December 31, 2003, and are primarily the result of poor asset performance over the last few years. The amortization period for unrecognized losses/gains is 12 years for the portion outside the 10% corridor as defined by FAS 87.

     The projected liability of these plans will be affected by assumptions regarding inflation, investment returns, market interest rates, changes in the number of plan participants and changes in the benefit obligations and laws and regulations pertaining to benefit obligations. The Company annually reevaluates assumptions used in projecting the pension and postretirement liabilities and associated expense. These judgments, assumptions and estimates may affect the carrying value of pension and postretirement plan assets and liabilities and pension and postretirement plan expenses in the Company’s Consolidated Financial Statements. The effect of lowering the selected assumptions, excluding any changes to the investment base, is shown below for the year ended December 31, 2003, for U.S. plans, assuming no changes in benefit levels in 2003:

	December 31, 2003
	Percentage	PBO	2003 Expense
Assumption	Point	Higher	Higher
(in millions)	Change	(Lower)	(Lower)
Discount rate	-.25pts	$28.2	$2.7
Expected return on assets	-.25pts	N/A	$1.4

     See Note 13 to the Consolidated Financial Statements for additional information on the Company’s pension and postretirement plans.

Recent Accounting Pronouncements

     Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, ‘Accounting for Asset Retirement Obligations’ (FAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of FAS 143 did not have a material effect on the Company’s financial statements.

     As of January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’ (FAS 146), which nullifies Emerging Issues Task Force Issue No. 94-3 (Issue 94-3), ‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).’ FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The adoption of FAS 146 did not have a material effect on the Company’s financial statements except for the timing of the recognition of costs associated with exit or disposal activities.

     In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 149, ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ (FAS 149). FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. FAS 149 also amends certain other existing pronouncements. FAS 149 is effective for contracts entered into or modified after June 30, 2003, (except that provisions of FAS 149 that relate to FAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates) with certain exceptions and for hedging relationships designated after June 30, 2003. The adoption of FAS 149 did not have a material effect on the Company’s financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of FAS 150 as a liability, which previously may have been classified as equity, consistent with the current definition of liabilities in FASB Concepts Statement No. 6, ‘Elements of Financial Statements.’ FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The

SONOCO 2003 ANNUAL REPORT 33

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

adoption of FAS 150 did not have a material effect on the Company’s financial statements.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), ‘Consolidation of Variable Interest Entities–an interpretation of ARB 51.’ FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. It defines variable interest entities as those entities with a business purpose that either do not have any equity investors with voting rights, or have equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN 46 consolidation requirements apply immediately to variable interest entities created or obtained after January 31, 2003, but this had no impact on the Company’s 2003 financial statements. A modification to FIN 46 (FIN 46R) was released on December 17, 2003. FIN 46R delayed the effective date for variable interest entities created before February 1, 2003, with the exception of special-purpose entities, until the first fiscal year or interim period ending after March 15, 2004. FIN 46R delayed the effective date for special-purpose entities until the first fiscal year or interim period after December 15, 2003. The adoption of FIN 46R is not expected to have a material effect on the Company’s Consolidated Financial Statements.

Results of Operations 2002 versus 2001

     Operating revenues and operating profit for 2002 and 2001 have been restated to reflect the reclassification of the Company’s High Density Film business as discontinued operations.

Operating Revenue

     Consolidated net sales for 2002 were $2.70 billion, versus $2.46 billion in 2001, an increase of $237 million.

     The components of the sales change were:

($ in millions)

Increase in volume	$215
Increase in contract service revenue	25
Selling price	(9)
Other	6

Total sales increase	$237

     The higher sales, compared with the same period in 2001, were due primarily to increased volume, principally as a result of the seven key acquisitions made during 2001; new flexible packaging business; and, increased volumes in the engineered carriers/paper operations. These higher sales volumes were, however, partially offset by lower volume in the Company’s molded plastics operations, cable and wire reels business and composite can operations. Higher contract service revenue in the packaging services business also contributed to the increase in sales. In addition, lower average selling prices of approximately $30 million, primarily in the engineered carriers business, were partially offset by approximately $22 million in higher selling prices for recovered paper sold externally. Domestic sales were $1.9 billion, up 10% over 2001, and international sales were $.8 billion, up 9% over 2001. The impact on both sales and operating profit from foreign exchange rate movement was not significant in 2002.

Operating Profits

     Consolidated operating profits, which represent “Income before income taxes” on the Consolidated Statements of Income for 2002 and 2001, are comprised of the following:

($ in millions)	2002	2001	% Change
Industrial Packaging	$151.8	$168.2	(10)%
Consumer Packaging	94.3	103.5	(9)%

	246.1	271.7	(9)%
Restructuring charges and one-time items	(10.4)	(51.2)	80%
Goodwill amortization		(12.1)	100%
Interest expense, net	(52.6)	(48.4)	(9)%

Consolidated operating profit	$183.1	$160.0	14%

     Segmental operating profits were impacted by higher volume driven principally by the effect of 2001 acquisitions. In addition, operating profits were impacted by lower average selling prices of approximately $30 million in engineered carriers, partially offset by higher selling prices of $22 million for recovered paper sold externally, driven by higher raw material costs for old corrugated containers (OCC). Gross profit as a percentage of net sales was 19.3% in 2002, compared with 20.7% in 2001. The decrease in 2002 was primarily related to the negative selling price/material cost relationship previously discussed.

     Special charges and one-time items which represent “Other expenses, net” on the Consolidated Statements of Income consist of $10.4 million of restructuring charges in 2002, and restructuring charges of $51.4 million, and net gains from legal settlements and COLI adjustments of $.2 million in 2001.

     Selling, general and administrative expenses as a percentage of sales remained flat with 2001, at approximately 10% of sales. In 2002, the Company continued to focus on controlling fixed cost spending. This focus was supported by the Company’s restructuring actions during the year.

     During 2002, the Company experienced higher year-over-year benefit expense of approximately $23 million pretax, primarily related to the impact of stock market performance on investment earnings of assets in U.S. pension and postretirement plans. The market value of U.S. benefit plan assets declined approximately 7% in 2001 and another 9% in 2002. As a result of declines in the market performance of U.S. pension fund assets, coupled with lower interest rates, the Company elected to fund its U.S. pension plan by approximately $76 million late in the fourth quarter of 2002, leaving the plan in a slightly over-funded position at year-end. The Company contributed a total of $110 million to the U.S. pension plan during 2002. As a result of declines in the market performance of foreign pension fund assets, coupled with lower interest rates, the Company was required to record an additional minimum pension liability of approximately $31 million after tax. The Company revised its 2003 pension and postretirement benefit plan assumptions for asset rate of return to 8.75% from 9.5% in 2002.

     Research and development costs charged to expense were $13 million and $11.9 million in 2002 and 2001, respectively. Significant projects in the Industrial Packaging segment included efforts to design new products for the construction industry and to enhance performance characteristics of the Company’s engineered carriers in the textile, film and paper packaging areas, as well as projects aimed at productivity enhancements. The Consumer Packaging segment continued to invest in new materials technology and new process technology for a range of packaging options, including composite cans and other forms of shaped packaging.

     Net interest expense increased $4.1 million over 2001. The increase was primarily driven by higher interest rates associated with fixed rate debt securities issued in the fourth quarter of 2001, partially offset by lower average debt levels in 2002.

     The effective tax rate for 2002 was 35.5%, compared with 48.3% in 2001. The drop in the tax rate in 2002 is mainly due to the impact of additional COLI charges and non-deductible restructuring charges in 2001. In addition, in 2002, non-deductible goodwill amortization was no longer being reported as an expense under FAS 142. The Company’s 401(k) plan participants were given the right to elect to receive cash dividends on Company stock in the plan which resulted in the tax deductibility of the related dividends paid by the Company. The examination by the IRS of the Company’s federal tax returns for the years 1996 through 1998 concluded in 2002. There was no material impact to the Company’s Consolidated Financial Statements.

     Equity in earnings (loss) of affiliates/minority interest in subsidiaries increased in 2002 to $7.4 million from $(1.2) million in 2001, primarily due to restructuring charges recorded by affiliates in 2001 of $6.6 million after tax.

     Net income (including discontinued operations) for 2002 was $135.3 million, versus $91.6 million in 2001. Income from continuing operations for 2002 was $125.5 million, compared with $81.5 million in 2001. Net income included restructuring charges of $12.6 million ($8 million after tax) in 2002, compared with 2001 net charges of $65.5 million ($66.1 million after tax) comprised of restructuring, net gains from legal settlements and COLI adjustments, and the effect of not amortizing goodwill. Earnings per diluted share in 2002 were $1.39 per share, compared with $.96 in 2001. Earnings per diluted share in 2002 included restructuring charges of $.08 per share, compared with net charges of $.69 per share associated with restructuring charges, COLI adjustments, net gains from legal settlements and the effect of not amortizing goodwill in 2001.

     Industrial Packaging Segment — Results for this segment are presented below:

($ in millions)	2002	2001	% Change
Trade sales	$1,466	$1,365	7%
Operating profit	152	168	(10)%
Capital spending	61	58	6%

     The higher sales, compared with 2001, were primarily due to increased volume of approximately $107 million, driven principally by the effect of 2001 acquisitions and increased volume in the engineered carriers/paper operations, partially offset by lower volume in the Company’s cable and wire reels business and molded plastics operations. Net volume increases were partially offset by the impact of lower average selling prices of approximately $8 million. Domestic sales in 2002 were up $63 million, or 7%, and international sales were up $38 million, or 8%, versus 2001.

     Earnings in this segment were impacted by a decline in the Company’s price/cost relationship of approximately $31 million, primarily associated with lower average selling prices and higher raw material costs for OCC, partially offset by external sales of recovered paper. Historically, Sonoco has fully recovered increased OCC costs through price increases, with a normal six-to-eight week delay in recovery of each increase. During this cycle, however, the weak demand and rapid decrease in OCC price caused a longer than usual recovery period. OCC costs per ton in the United States increased significantly beginning in April 2002, from $35 to a high in July of $130, and then dropped to $100 in August, to $75 in September and to $50 in December. Although the timing of OCC movements was not the same, similar trends were noted in OCC markets globally. To recover higher OCC costs, the Company implemented price increases in the second and third quarters of 2002 in paperboard and converted products (tubes and cores) in the United States, Canada and Europe. However, as a result of the rapid decline of OCC prices and the competitive market environment, the Company was only able to implement one converted products price increase during the cycle. This price increase was sufficient to cover the increase in OCC costs in late 2002, compared with OCC costs in late 2001.

     Earnings were positively impacted by ongoing productivity initiatives that resulted in reduced costs of approximately $23 million and higher volume in engineered carriers, principally as a result of acquisitions completed in 2001, which were offset by lower volume in the Company’s cable and wire reels business and molded plastics operations. Also, pension and postretirement expenses were approximately $14 million pretax higher in 2002 over the prior year.

     Significant capital spending included the rebuilding of several paper mills, primarily in the United States, Canada and Europe. Depreciation, depletion and amortization expense was $93 million in 2002, compared with $94 million in 2001.

SONOCO 2003 ANNUAL REPORT 35

Management’s Discussion and Analysis of Operations and Financial Condition (continued)

     Consumer Packaging Segment — Results for this segment are presented below:

($ in millions)	2002	2001	% Change
Trade sales	$1,236	$1,100	12%
Operating profit	94	104	(9)%
Capital spending	51	37	35%

     The increase in sales was due primarily to increased volume of approximately $108 million, driven by additional easy-open steel closures revenue at Sonoco Phoenix, which was acquired in 2001, and new flexible packaging business, partially offset by decreased volume in composite cans. Sales in 2002 were also positively impacted by higher packaging services revenue of approximately $25 million. Lower selling prices, primarily in the Company’s folding cartons and European composite can businesses, partially offset the higher sales volume and higher packaging services revenue. Domestic sales in 2002 were up $104 million, or 12%, from 2001, and international sales were up $32 million, or 12%, from 2001.

     Profits in this segment decreased because of negative price/cost relationships of approximately $5 million, new equipment start-up costs in flexible packaging and higher pension and postretirement expenses of approximately $9 million pretax. Some of the negative impact was offset by productivity initiatives yielding approximately $10 million in year-over-year savings and earnings associated with acquisitions completed in 2001.

     Significant spending included numerous productivity enhancement and consolidation projects in the United States. Additionally, the flexible packaging business continued to invest in a state-of-the-art flexographic press to support continued growth in the confectionery market. Depreciation, depletion and amortization expense in this segment was $52.9 million in 2002, compared with $50.7 million in 2001.

Corporate

     Included in the corporate charges were restructuring charges associated with the Industrial Packaging segment totaling $6.4 million, mainly attributed to the closing of a plant location in the United States and severance costs associated with plant consolidations in Europe; restructuring charges associated with the Consumer Packaging segment of $3.6 million, primarily associated with severance costs related to three plant closings in the United States; and, unallocated corporate restructuring costs of approximately $.2 million. For additional discussion concerning Corporate, see Note 17 to the Consolidated Financial Statements. In addition, the Company’s High Density Film business, now reported as discontinued operations, recorded restructuring charges of approximately $2.2 million, primarily associated with severance costs related to one plant closing in the United States.

Forward-looking Statements

     Statements included in Management’s Discussion and Analysis of Financial Condition and Results of Operations, that are not historical in nature, are intended to be, and are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimate,” “project,” “intend,” “expect,” “believe,” “plan,” “anticipate,” “objective,” “goal,” and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding offsetting high raw material costs, adequacy of income tax provisions, refinancing of debt, adequacy of cash flows, effects of acquisitions and dispositions, adequacy of provisions for environmental liabilities, financial strategies and the results expected from them, and producing improvements in earnings. Such forward-looking statements are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecast in such forward-looking statements. Such risks and uncertainties include, without limitation: availability and pricing of raw materials; success of new product development and introduction; ability to maintain or increase productivity levels; international, national and local economic and market conditions; fluctuations in obligations and earnings of pension and postretirement benefit plans; ability to maintain market share; pricing pressures and demand for products; continued strength of our paperboard-based engineered carriers and composite can operations; anticipated results of restructuring activities; resolution of income tax contingencies; ability to successfully integrate newly acquired businesses into the Company’s operations; currency stability and the rate of growth in foreign markets; use of financial instruments to hedge foreign exchange, interest rate and commodity price risk; actions of government agencies; loss of consumer confidence; and, economic disruptions resulting from terrorist activities.

Consolidated Balance Sheets

Sonoco Products Company and Subsidiaries

(Dollars and shares in thousands)
At December 31	2003	2002

Assets
Current Assets
Cash and cash equivalents	$84,854	$31,405
Trade accounts receivable, net of allowances of $8,199 in 2003 and $8,335 in 2002	320,676	314,429
Other receivables	33,066	32,724
Inventories
Finished and in process	109,080	118,512
Materials and supplies	143,116	126,042
Prepaid expenses	33,751	23,726
Deferred income taxes	30,722	16,429

	755,265	663,267
Property, Plant and Equipment, Net	923,569	975,368
Goodwill	383,954	359,418
Other Assets	457,845	438,386

Total Assets	$2,520,633	$2,436,439

Liabilities and Shareholders’ Equity
Current Liabilities
Payable to suppliers	$239,300	$248,640
Accrued expenses and other	188,092	144,801
Accrued wages and other compensation	23,250	25,016
Notes payable and current portion of long-term debt	201,367	134,500
Taxes on income	27,585	5,639

	679,594	558,596
Long-term Debt	473,220	699,346
Pension and Other Postretirement Benefits	137,494	121,176
Deferred Income Taxes and Other	216,165	189,896
Commitments and Contingencies
Shareholders’ Equity
Serial preferred stock, no par value Authorized 30,000 shares 0 shares issued and outstanding as of December 31, 2003 and 2002
Common shares, no par value Authorized 300,000 shares 97,217 and 96,640 shares outstanding of which 96,969 and 96,380 are issued as of December 31, 2003 and 2002, respectively	7,175	7,175
Capital in excess of stated value	337,136	324,295
Accumulated other comprehensive loss	(136,091)	(212,164)
Retained earnings	805,940	748,119

Total Shareholders’ Equity	1,014,160	867,425

Total Liabilities and Shareholders’ Equity	$2,520,633	$2,436,439

The Notes beginning on page 41 are an integral part of these financial statements.

SONOCO 2003 ANNUAL REPORT 37

Consolidated Statements of Income

Sonoco Products Company and Subsidiaries

(Dollars and shares in thousands except per share data)
Years ended December 31	2003	2002	2001

Net sales	$2,758,326	$2,701,419	$2,464,445
Cost of sales	2,259,887	2,178,778	1,953,595
Selling, general and administrative expenses	289,839	276,579	251,279
Other expense, net	50,056	10,409	51,175

Income before interest and taxes	158,544	235,653	208,396
Interest expense	52,399	54,196	52,217
Interest income	(2,188)	(1,649)	(3,800)

Income before income taxes	108,333	183,106	159,979
Provision for income taxes	37,698	65,075	77,269

Income before equity in earnings of affiliates/minority interest in subsidiaries	70,635	118,031	82,710
Equity in earnings (loss) of affiliates/minority interest in subsidiaries	7,543	7,437	(1,214)

Income from continuing operations	78,178	125,468	81,496
Income from discontinued operations, net of income tax	60,771	9,848	10,113
Net income	$138,949	$135,316	$91,609

Average common shares outstanding:
Basic	96,819	96,373	95,370
Assuming exercise of options	310	805	437
Diluted	97,129	97,178	95,807

Per common share
Net income
Basic	$1.44	$1.40	$.96
Diluted	$1.43	$1.39	$.96
Cash dividends — common	$.84	$.83	$.80

The Notes beginning on page 41 are an integral part of these financial statements.

Consolidated Statements of Changes
in Shareholders’ Equity

Sonoco Products Company and Subsidiaries

					Accumulated
				Capital in	Other
(Dollars and shares	Comprehensive	Common Shares		Excess of	Comprehensive	Retained
in thousands)	Income (Loss)	Outstanding	Amount	Stated Value	Loss	Earnings
January 1, 2001		95,006	$7,175	$289,657	$(172,403)	$677,042
Net income	$91,609					91,609
Other comprehensive income (loss):
Translation loss	(8,827)
Minimum pension liability adjustment, net of tax	(15,914)
Other	(825)

Other comprehensive loss	(25,566)				(25,566)

Comprehensive income	$66,043

Cash dividends						(76,080)
Exercise of stock options		800		14,043
Shares repurchased		(93)		(2,055)
Other				700

December 31, 2001		95,713	7,175	302,345	(197,969)	692,571
Net income	$135,316					135,316
Other comprehensive income (loss):
Translation gain	15,833
Minimum pension liability adjustment, net of tax	(30,921)
Other	893

Other comprehensive loss	(14,195)				(14,195)

Comprehensive income	$121,121

Cash dividends						(79,768)
Exercise of stock options		927		21,618
Other				332

December 31, 2002		96,640	7,175	324,295	(212,164)	748,119
Net income	$138,949					138,949
Other comprehensive income (loss):
Translation gain	77,903
Minimum pension liability adjustment, net of tax	(3,403)
Other	1,573

Other comprehensive income	76,073				76,073

Comprehensive income	$215,022

Cash dividends						(81,128)
Exercise of stock options		577		8,752
Other				4,089

December 31, 2003		97,217	$7,175	$337,136	$(136,091)	$805,940

The Notes beginning on page 41 are an integral part of these financial statements.

SONOCO 2003 ANNUAL REPORT 39

Consolidated Statements of Cash Flows

Sonoco Products Company and Subsidiaries

(Dollars in thousands)
Years ended December 31	2003	2002	2001
Cash Flows from Operating Activities
Net income	$138,949	$135,316	$91,609
Adjustments to reconcile net income to net cash provided
by operating activities
Restructuring reserve (noncash)	8,381	360	16,919
Depreciation, depletion and amortization	163,234	159,256	158,574
Equity in (earnings) loss of affiliates/minority interest in subsidiaries	(7,543)	(7,437)	1,214
Cash dividends from affiliated companies	11,327	3,626	7,925
Loss on disposition of assets	1,228	100	7,116
Gain on sale of High Density Film business	(49,433)
Deferred taxes	11,175	27,956	22,005
Changes in assets and liabilities, net of effects from acquisitions, dispositions, assets held for sale and foreign currency adjustments
Receivables	5,324	(22,214)	57,255
Inventories	(10,117)	19,307	23,438
Prepaid expenses	(7,955)	8,281	(2,870)
Payables and taxes	70,727	49,788	(20,301)
Other assets and liabilities	(3,459)	(102,894)	1,457

Net cash provided by operating activities	331,838	271,445	364,341
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(113,574)	(123,959)	(101,983)
Cost of acquisitions, exclusive of cash	(6,232)	(8,500)	(273,187)
Proceeds from the sale of assets	2,709	8,036	6,902
Proceeds from sale of High Density Film business	81,177
Investments in affiliates			(3,600)

Net cash used by investing activities	(35,920)	(124,423)	(371,868)
Cash Flows from Financing Activities
Proceeds from issuance of debt	20,715	11,620	259,224
Principal repayment of debt	(120,287)	(9,991)	(24,476)
Net (decrease) increase in commercial paper borrowings	(65,500)	(92,500)	(174,000)
Net (decrease) increase in bank overdrafts	(8,075)	(2,924)	11,560
Cash dividends — common	(81,128)	(79,768)	(76,080)
Common shares acquired			(2,055)
Common shares issued	8,752	21,618	14,043

Net cash (used) provided by financing activities	(245,523)	(151,945)	8,216
Effects of Exchange Rate Changes on Cash	3,054	198	222

(Decrease) Increase in Cash and Cash Equivalents	53,449	(4,725)	911
Cash and cash equivalents at beginning of year	31,405	36,130	35,219

Cash and cash equivalents at end of year	$84,854	$31,405	$36,130

Supplemental Cash Flow Disclosures
Interest paid	$50,079	$44,823	$50,551
Income taxes paid, net of refunds	$27,182	$44,682	$49,035
Value of stock issued for acquisition	$2,700

The Notes beginning on page 41 are an integral part of these financial statements.

Notes to Consolidated Financial Statements
(Dollars in thousands except per share data)

Sonoco Products Company and Subsidiaries

     The following notes are an integral part of the Consolidated Financial Statements. The accounting principles followed by the Company appear in bold type.

1. Basis of Presentation

     The Consolidated Financial Statements include the accounts of Sonoco and its majority-owned subsidiaries (the Company or Sonoco) after elimination of inter-company accounts and transactions. Investments in affiliated companies in which the Company owns 20% to 50% and is able to exercise significant influence, but not control, are accounted for by the equity method of accounting (equity investments). Income applicable to equity investments is reflected as “Equity in earnings (loss) of affiliates/minority interest in subsidiaries” in the Consolidated Statements of Income. Investments related to equity in affiliates are included in “Other Assets” in the Company’s Consolidated Balance Sheets and totaled $100,427 and $90,866 for the years ended December 31, 2003 and 2002, respectively.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company records revenue when title and risk of ownership pass to the customer and when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and when collectibility is reasonably assured.

     Certain prior year amounts in the Consolidated Balance Sheets at December 31, 2002, have been reclassified to conform to the current year presentation. Additionally, during 2003, the Company reclassified shipping and handling costs related to third party shipments from “Net sales” to “Cost of sales” on the Consolidated Statements of Income for all years. These reclassifications increased net sales and cost of sales by the same amount, and therefore, did not affect reported net income.

     During the fourth quarter of 2003, the Company completed the sale of its High Density Film business to Hilex Poly Co., LLC, Los Angeles, Calif. Operating results of this business have been presented for all years as “Income from discontinued operations, net of income taxes” in the Company’s Consolidated Statements of Income. Items related to the Consolidated Statements of Income have been restated to reflect the reclassification of the High Density Film business as discontinued operations.

2. Acquisitions/Dispositions/Joint Ventures

     The Company completed four acquisitions during 2003, with an aggregate cost of approximately $11,077 in cash, assumption of debt, relief of notes receivable and issuance of common stock. In connection with these acquisitions, the Company recorded fair value of identified intangibles of $3,150, goodwill of $2,897 and other net tangible assets of $5,030. Acquisitions in the Company’s Industrial Packaging segment included an engineered carriers manufacturer in Australia; a recovered paper operation in Savannah, Ga.; and certain assets of a wooden reel manufacturer in Canada and the United States. In addition, the Company increased its ownership interest in a manufacturer of rotogravure cylinders in Charlotte, N.C., in the Company’s Consumer Packaging segment.

     Pro forma information is not provided for 2003 acquisitions, as the impact of these acquisitions is immaterial to the results of the Company.

     During 2003, the Company decided to divest itself of the High Density Film business in order to redirect the value of those assets to primary growth vehicles that will enhance the opportunity to increase total returns to shareholders and significantly reduce the Company’s exposure to highly cyclical resin markets. In December 2003, the Company completed this divestiture by selling the business to Hilex Poly Co., LLC, Los Angeles, Calif., for a price of approximately $119,100, including approximately $81,100 in cash, subject to final determination of net working capital; $28,000 in subordinated notes bearing a 4.95% interest rate maturing in 10 years; and, a $10,000 nonvoting cumulative preferred instrument yielding 10%. This transaction resulted in a gain of $63,112 ($49,433 after tax). Operating results of this business have been presented for all periods as “Income from discontinued operations, net of income tax” in the Company’s Consolidated Statements of Income.

     The Company completed three acquisitions during 2002, with an aggregate cost of approximately $8,500 in cash. In connection with these acquisitions, the Company recorded fair value of identified intangibles of $6,025, goodwill of $1,725 and other net tangible assets of $750. Acquisitions included certain assets from Republic Paperboard Company, LLC, and the related Republic Resource Control, LLC; Texas Reel Company’s plywood reel operations in Sherman, Texas; and, Coonrod Reel Company’s nailed wooden reel operation in Bonham, Texas. All of these acquisitions were in the Company’s Industrial Packaging segment.

     The Company completed 10 acquisitions during 2001, with an aggregate cost of approximately $273,000 in cash. In connection with these acquisitions, the Company recorded approximate fair value of identified intangibles of $27,000, goodwill of $138,000, and other net tangible assets of $108,000. Acquisitions in the Company’s

SONOCO 2003 ANNUAL REPORT 41

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

Industrial Packaging segment included a lightweight paperboard company with operations in DePere, Wis., and Menasha, Wis.; a plywood reel operation in Helenwood, Tenn.; a paper-based textile tube converting facility in Kaiping, China; a paper-based core and tube operation in the United Kingdom; a paper-based core and tube facility in Sint-Denijs, Belgium; an engineered carriers operation in Cartersville, Ga.; and a paper mill in Hutchinson, Kan. Acquisitions in the Company’s Consumer Packaging segment included assets of a packaging services operation in Hemel Hempstead, England, U.K., and a steel easy-open closure operation headquartered in North Canton, Ohio. The Company also acquired a manufacturer of paper-based tubes, cores and composite cans headquartered in Neenah, Wis. Approximately 80% of this operation is included in the Industrial Packaging segment and 20% in the Consumer Packaging segment.

     The Company has accounted for all of its acquisitions as purchases and, accordingly, has included their results of operations in consolidated net income from the date of acquisition.

3. Restructuring Programs

     Effective January 1, 2003, the Company adopted Financial Accounting Standards No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’ (FAS 146), which nullifies Emerging Issues Task Force Issue No. 94-3 (Issue 94-3), ‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).’ FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost, as defined in Issue 94-3, was recognized at the date of an entity’s commitment to an exit plan. The provisions of FAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of FAS 146 did not have a material effect on the Company’s financial statements except for the timing of the recognition of costs associated with exit or disposal activities.

     Due to the sale of the High Density Film business in December 2003, restructuring charges have been restated to exclude any costs incurred by the High Density Film business, as such charges have been included in “Income from discontinued operations, net of income taxes” on the Consolidated Statements of Income.

     During 2003, the Company recognized restructuring charges, net of adjustments, of $50,056 ($35,329 after tax). Of these charges, $33,219 was attributed to the Industrial Packaging segment, $9,804 was related to the Consumer Packaging segment and $7,033 was associated with Corporate. None of these charges has been allocated to the segments’ operating results. These restructuring charges, net of adjustments, consisted of severance and termination benefits of $37,733, asset impairment charges of $8,381 and other exit costs of $3,942, primarily associated with lease termination and other miscellaneous plant closing costs. The Company expects to recognize an additional cost of approximately $16,000 pretax in the future associated with these 2003 actions. The Company also expects to announce, in 2004, the closing of an additional five to ten plants. The costs associated with the future plant closings have not yet been determined. Remaining charges associated with the 2003 activities will be recorded in future periods in accordance with the guidelines of FAS 146.

     During 2003, the Company also recorded restructuring charges of $1,455 after tax related to affiliates/minority interest in subsidiaries. The restructuring charges are included in “Equity in earnings (loss) of affiliates/minority interest in subsidiaries” in the Company’s Consolidated Statements of Income.

     During 2002, the Company recognized restructuring charges, net of adjustments, of $10,409 ($6,663 after tax). Additionally, the Company’s High Density Film business, which was divested in 2003, incurred restructuring charges of $2,238 pretax ($1,432 after tax). The 2002 restructuring charges, including the High Density Film business charges, were primarily related to four U.S. plant closings in the Consumer Packaging segment, one U.S. plant closing in the Industrial Packaging segment and severance costs associated with plant consolidations in Europe. These restructuring charges, net of adjustments, consisted of severance and termination benefits of $10,532, asset impairment charges of $360, and other exit costs of $1,755, consisting of building lease termination charges and other miscellaneous costs.

     During 2001, the Company recognized restructuring charges, net of adjustments, of $51,402 ($35,241 after tax). Additionally, the Company’s High Density Film business, which was divested in 2003, incurred restructuring charges of $2,149 pretax ($1,375 after tax). The 2001 restructuring charges, including the High Density Film business charges, consisted of severance and termination benefits of $27,265, asset impairment charges of $16,919, and other exit costs of $9,367 (consisting of building lease termination charges of $7,715 and other miscellaneous charges of $1,652).

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

     The 2003, 2002 and 2001 restructuring plans included a global reduction of approximately 880 salaried positions (approximately 510 in the United States) and approximately 1,330 hourly positions (approximately 990 in the United States), and the closure of 29 plant locations. As of December 31, 2003, 23 plant locations have been closed, and approximately 1,960 employees have been terminated (approximately 820 salaried and 1,140 hourly).

     The following table sets forth the activity in the restructuring accrual included in “Accrued expenses and other”

on the Consolidated Balance Sheets. Restructuring charges are included in “Other expense, net” in the Consolidated Statements of Income. In accordance with the agreement of sale for the High Density Film business, the liability associated with the restructuring has been retained by the Company and is, therefore, included in the table below:

	Severance and		Other
	Termination	Asset	Exit
	Benefits	Impairment	Costs	Total

Liability, December 31, 2000	$1,100			$1,100

2001 Charges	30,614	$17,889	$13,682	62,185
Cash payments	(14,431)		(3,143)	(17,574)
Asset impairment (noncash)		(16,919)		(16,919)
Reclassifications to pension liability	(5,180)			(5,180)
Adjustments	(3,349)	(970)	(4,315)	(8,634)

Liability, December 31, 2001	8,754		6,224	14,978

2002 Charges	11,032	383	1,885	13,300
Cash payments	(6,848)		(2,765)	(9,613)
Asset impairment (noncash)		(360)		(360)
Reclassifications to pension liability	(3,276)			(3,276)
Adjustments	(500)	(23)	(130)	(653)

Liability, December 31, 2002	9,162		5,214	14,376

2003 Charges	40,526	8,709	3,142	52,377
Cash payments	(21,953)		(2,970)	(24,923)
Asset impairment (noncash)		(8,381)		(8,381)
Reclassifications to pension liability	(10,234)			(10,234)
Adjustments	(2,793)	(328)	1,000	(2,121)

Liability, December 31, 2003	$14,708	$	$6,386	$21,094

     The Company expects to pay the remaining restructuring costs, with the exception of ongoing pension subsidies and certain building lease termination expenses, by the end of 2004, using cash generated from operations.

     During 2003, the Industrial Packaging segment recognized writeoffs of impaired equipment and facilities held for disposal of $5,212 and $1,409, respectively, attributed to the closing of four plant locations. Additionally, the Consumer Packaging segment recognized writeoffs of impaired equipment of $1,760 related to the closing of one plant location. Impaired assets were written down to the lower of carrying amount or fair value, less estimated costs to sell, if applicable.

     During 2002, the Company recognized writeoffs of impaired equipment in the Industrial Packaging segment of $299 attributed to the closing of a plant location. Additionally, the Company recognized net-writeoffs of impaired equipment in the Consumer Packaging segment of $61 related to adjustments to previously recorded impaired equipment charges.

     Asset impairment charges included in the 2001 restructuring charges resulted from the writeoff/down of assets associated with 13 plant location closings and nine other plant locations impacted by the restructuring.

Impaired assets were written down to the lower of carrying amount or fair value, less estimated costs to sell, if applicable. The Industrial Packaging segment recognized writeoffs/downs of impaired facilities and equipment of $5,478 and writeoffs/downs of facilities and equipment held for sale of $1,214. The Consumer Packaging segment recognized writeoffs/downs of impaired facilities and equipment of $10,227.

The effect of suspending depreciation on assets held for disposition was not material to the Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001.

4. Discontinued Operations

     The financial statements for prior years have been restated to report the revenues and expenses of the components of the Company that were disposed of separately as discontinued operations. Income from discontinued operations for 2003, 2002 and 2001 represents the results of operations of the Company’s High Density Film business, which was sold in December 2003. See Note 2 for a discussion of this disposition.

     The following table sets forth the operating results for the business unit, which was previously reported in the Company’s Consumer Packaging segment:

	2003	2002	2001
Net sales	$198,759	$191,950	$217,742
Operating income before income taxes	17,758	15,504	15,802
Gain on sale	63,112
Income tax expense	(20,099)	(5,656)	(5,689)

Income from discontinued operations	$60,771	$9,848	$10,113
Income from discontinued operations-per diluted share	$.63	$.10	$.11

     No interest expense or income was allocated to this business unit.

     The Company has no material continuing involvement in the management or operations of the divested business.

5. Cash and Cash Equivalents

     Cash equivalents are composed of highly liquid investments with an original maturity of three months or less and are recorded at market. At December 31, 2003 and 2002, outstanding checks in excess of bank deposits totaling $20,433 and $30,033, respectively, were included in “Payable to suppliers” on the Consolidated Balance Sheets. In addition, outstanding payroll checks of $2,415 and $890 in 2003 and 2002, respectively, were included in “Accrued wages and other compensation” on the Consolidated Balance Sheets.

6. Inventories

     Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) method was used to determine costs of approximately 26% of total inventories at December 31, 2003 and 2002. The remaining inventories are determined on the first-in, first-out (FIFO) method.

SONOCO 2003 ANNUAL REPORT 43

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

     If the FIFO method of accounting had been used for all inventories, total inventory would have been higher by $10,462 in 2003, and $10,284 in 2002.

7. Property, Plant and Equipment

     Plant assets represent the original cost of land, buildings and equipment, less depreciation, computed under the straight-line method, over the estimated useful life of the asset, and are reviewed for impairment whenever events indicate the carrying value may not be recoverable.

     Equipment lives range from three to 11 years, buildings from 15 to 40 years.

     Timber resources are stated at cost. Depletion is charged to operations based on the number of units of timber cut during the year.

     Depreciation and depletion expense amounted to $148,843 in 2003, $143,215 in 2002, and $132,814 in 2001. Depreciation expense amounted to $9,696 for 2003, $13,333 for 2002, and $13,865 for 2001 for the High Density Film business which have been reclassified as discontinued operations. Details at December 31 are as follows:

	2003	2002
Land	$46,432	$44,285
Timber resources	36,392	35,672
Buildings	345,296	335,450
Machinery and equipment	1,806,181	1,833,141
Construction in progress	57,248	62,722

	2,291,549	2,311,270

Accumulated depreciation and depletion	(1,367,980)	(1,335,902)

Property, plant and equipment, net	$923,569	$975,368

     Estimated costs for completion of authorized capital additions under construction totaled approximately $58,349 at December 31, 2003.

     Certain properties and equipment are leased under noncancelable operating leases. Future minimum rentals under noncancelable operating leases with terms of more than one year are as follows: 2004 — $24,100, 2005 —$19,500, 2006 — $15,000, 2007 — $12,700, 2008 — $9,700, and 2009 and thereafter — $22,300. Total rental expense under operating leases was approximately $34,000 in 2003, $31,700 in 2002, and $36,510 in 2001.

     Research and development costs charged to expense were $14,225 in 2003, $13,018 in 2002, and $11,851 in 2001.

8. Goodwill and Intangible Assets

Goodwill

     During the first quarter of 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ‘Goodwill and Other Intangible Assets’ (FAS 142). Under FAS 142, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually. The Company completed its transitional goodwill impairment testing required by FAS 142 during the second quarter of 2002 and its annual goodwill impairment testing required by FAS 142 during the third quarter of 2002 and 2003. Based on this impairment testing, no adjustment to the recorded goodwill balance was necessary.

     The following table sets forth the reconciliation of net income and earnings per share information for the years ended December 31, 2003, 2002 and 2001, adjusted for the non-amortization provisions of FAS 142:

	2003	2002	2001
Reported net income	$138,949	$135,316	$91,609
Add: Goodwill amortization, after tax			9,094

Adjusted net income	$138,949	$135,316	$100,703

	2003	2002	2001

Reported basic earnings per share	$1.44	$1.40	$.96
Adjusted basic earnings per share	1.44	1.40	1.06
Reported diluted earnings per share	1.43	1.39	.96
Adjusted diluted earnings per share	1.43	1.39	1.05

     The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows:

	Consumer	Industrial
	Packaging	Packaging
	Segment	Segment	Total
Balance as of January 1, 2003	$148,093	$211,325	$359,418
Goodwill purchase price adjustments	(168)	(37)	(205)
Goodwill on 2003 acquisitions	1,602	1,295	2,897
Foreign currency translation	12,678	9,166	21,844

Balance as of December 31, 2003	$162,205	$221,749	$383,954

Intangible Assets

	2003	2002
Amortizable intangibles — Gross cost
Patents	$3,268	$3,268
Customer lists	38,223	37,025
Land use rights	5,873	5,873
Supply agreements	5,261	4,261
Other	6,404	3,185

Total gross cost	59,029	53,612
Accumulated amortization
Patents	(2,564)	(2,285)
Customer lists	(4,630)	(2,354)
Land use rights	(1,963)	(1,782)
Supply agreements	(3,715)	(2,609)
Other	(2,756)	(1,744)

Total accumulated amortization	(15,628)	(10,774)
Net amortizable intangibles	$43,401	$42,838

     The approximate amortization expense for the next five years is $3,800 in 2004, $3,800 in 2005, $3,500 in 2006, $3,200 in 2007 and $3,000 in 2008.

     As discussed in Note 2, the Company recorded $3,150 of identifiable intangibles mainly related to non-compete agreements in connection with 2003 acquisitions. These agreements will be amortized over a five-year period and will have no residual value at the end of the amortization period. The Company recorded $6,025 of identifiable intangible assets related to the fair value of customer lists in connection with a 2002 acquisition. These customer lists will be amortized over a period of 15 years and will have no residual value at the end of the amortization period.

     The Company has no identified intangibles with indefinite lives. Intangible assets are included in “Other Assets” on the Company’s Consolidated Balance Sheets.

9. Debt

     Debt at December 31 was as follows:

	2003	2002
Commercial paper, average rate of 1.76% in 2002	$0	$65,500
6.5% debentures due November 2013	248,861	248,745
7.0% debentures due November 2004	149,681	149,977
6.75% debentures due November 2010	99,880	99,863
5.875% debentures due November 2003	0	99,945
9.2% debentures due August 2021	41,305	41,305
6.125% IRBs due June 2025	34,627	34,603
6.0% IRBs due April 2026	34,297	34,265
Foreign denominated debt, average rate of 6.0% in 2003 and 8.9% in 2002	49,875	40,363
Other notes	16,061	19,280

Total debt	674,587	833,846
Less current portion and short-term notes	201,367	134,500

Long-term debt	$473,220	$699,346

     The Company has authorized a commercial paper program totaling $450,000 and has fully committed bank lines of credit supporting the program by a like amount. These bank lines expire in 2004, but may be extended by the Company into 2005 under a term-out option. Accordingly, commercial paper borrowings are classified as long-term debt. It is management’s intent to indefinitely maintain line of credit agreements supporting the commercial paper program. Additionally, the Company has $150,000 of 7.0% bonds maturing in 2004. The bonds are expected to be refinanced with floating rate debt.

     Certain of the Company’s debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires that net worth at the end of each fiscal quarter be greater than $758,900, increased by 25% of net income after March 30, 2003, and decreased by stock purchases after July 9, 2003. Based on this calculation, the Company’s net worth was $229,000 above the minimum level of $786,000, required under this covenant as of December 31, 2003. On November 1, 2002, the Company amended its U.S. commercial paper backup credit agreement to exclude from the above net worth covenant any charge to shareholders’ equity arising from minimum pension liability adjustments for its U.S. defined benefit pension plan. At December 31, 2003, no such charge existed for U.S. plans.

     In addition to the committed availability under the commercial paper program, unused short-term lines of credit for general Company purposes at December 31, 2003, were approximately $101,990, with interest at mutually agreed-upon rates.

     The approximate principal requirements of debt maturing in the next five years are: 2004 — $201,367, 2005 — $2,653, 2006 — $1,550, 2007 — $1,421, and 2008 — $865.

10. Financial Instruments

     The following table sets forth the carrying amounts and fair values of the Company’s significant financial instruments where the carrying amount differs from the fair value.

	December 31, 2003		December 31, 2002
	Carrying	Fair	Carrying	Fair
	Amount of	Value of	Amount of	Value of
	Liability	Liability	Liability	Liability

Long-term debt	$473,220	$526,693	$699,346	$772,071

     The fair value of cash and cash equivalents, short-term debt and long-term variable-rate debt approximates fair value. The fair value of long-term debt is based on quoted market prices or by discounting future cash flows using interest rates available to the Company for issues with similar terms and average maturities.

     The Company records derivatives based on Financial Accounting Standards No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (FAS 133), and related amendments. This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value. Changes in the fair value of derivatives are recognized in either net income or in other comprehensive income, depending on the designated purpose of the derivative.

     The Company uses derivatives from time to time to manage the cost of certain raw materials, to mitigate exposure to foreign currency fluctuation and to manage its exposure to fixed and variable interest rates within acceptable limits. The Company purchases commodities such as recovered paper, metal and energy generally at market or fixed prices that are established with the vendor as part of the purchase process for quantities expected to be consumed in the ordinary course of business. The Company may enter into commodity futures or swaps to reduce the effect of price fluctuation. In addition, the Company may use foreign currency forward contracts and other risk management instruments to manage exposure to changes in foreign currency cash flows and the translation of monetary assets and liabilities on the Company’s financial statements. The Company uses published market prices or estimated values based on current price quotes and a discounted cash flow model to estimate the fair market value of the derivatives.

     In 2003, the Company entered into certain cash flow hedges to mitigate exposure to commodity and foreign exchange risks in 2003, out through mid-2006. The fair

SONOCO 2003 ANNUAL REPORT 45

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

market value of these derivatives as of December 31, 2003, was $1,641 on a tax adjusted basis and will be reclassified to earnings in the same periods the forecast purchases or payments affect earnings. Based on the current amount of the derivative loss in other comprehensive income, $857 after tax will be reclassified to income in 2004. As a result of the high correlation between the hedged instruments and the underlying transactions, ineffectiveness did not have a material impact on the Company or on its Consolidated Statements of Income for the years ended December 31, 2003 and 2002.

11. Investment in Life Insurance

     Prior to 2002, corporate-owned life insurance (COLI) policies were used by the Company to aid in the financing of employee benefits and were recorded net of policy loans in “Other Assets” on the Consolidated Balance Sheets. The net pretax cost of COLI, including interest expense and excluding 2001 policy surrender charges of $7,026, was $1,397 in 2001, and is included in “Selling, general and administrative expenses” in the Company’s Consolidated Statements of Income. The related COLI interest expense was $3,043 in 2001. Legislation was enacted in 1996 that began phasing out the tax deductibility of this interest. Accordingly, no deduction was taken in 2001 for interest on policy loans. In April 2001, the Company surrendered its COLI policies as a result of a settlement with the IRS over deductibility of COLI loan interest. The surrender of these policies resulted in additional income taxes of $11,295 and other costs of $7,026 in 2001. Other costs are included in “Other expense, net” in the Company’s 2001 Consolidated Statements of Income.

12. Stock Plans

     The Company has stock option plans under which common shares are reserved for sale to certain employees and nonemployee directors. Options granted under the plans were at the market value of the shares at the date of grant. Options are generally exercisable one year after the date of grant and expire 10 years after the date of grant. There were 4,413,407 shares reserved for future grants at December 31, 2003.

     On December 31, 1998, the Company granted special one-time Centennial stock options of 100 shares to substantially all of its employees. These options are exercisable at the closing price of the shares on December 31, 1998, and expire after six years. A total of 890,900 options granted under the Centennial Share Program were outstanding at December 31, 2003.

     A summary of the status of the Company’s stock option plans is presented below:

	Option	Weighted-
	Shares	Average Price
2001
Outstanding at beginning of year	9,955,843	$24.31
Granted	1,748,603	$23.83
Exercised	(832,498)	$17.16
Canceled	(381,976)	$28.81
Outstanding at end of year	10,489,972	$24.63
Options exercisable at end of year	8,712,119	$24.87

2002
Granted	1,511,474	$25.25
Exercised	(945,321)	$19.14
Canceled	(180,499)	$29.21
Outstanding at end of year	10,875,626	$25.12
Options exercisable at end of year	9,415,202	$25.10

2003
Granted	1,419,694	$21.19
Exercised	(438,470)	$20.96
Canceled	(518,209)	$24.59
Outstanding at end of year	11,338,641	$24.81
Options exercisable at end of year	9,943,286	$25.32

     The weighted-average fair value of options granted was $4.85, $6.62 and $6.43 in 2003, 2002 and 2001, respectively.

     The following tables summarize information about stock options outstanding and stock options exercisable at December 31, 2003:

	Options Outstanding
		Weighted-	Weighted-
		Average	Average
Range of	Number	Remaining	Exercise
Exercise Prices	Outstanding	Contractual Life	Price
$17.25- $22.88	3,521,091	5.8 years	$20.25
$23.06- $24.95	3,238,017	4.7 years	$24.08
$25.00- $37.10	4,579,533	5.0 years	$28.84

$17.25- $37.10	11,338,641	5.2 years	$24.81

	Options Exercisable
Range of	Number	Weighted-Average
Exercise Prices	Outstanding	Exercise Price

$17.25-$22.88	2,131,693	$19.66
$23.06-$24.95	3,232,060	$24.08
$25.00-$37.10	4,579,533	$28.84

$17.25-$37.10	9,943,286	$25.32

     As of December 31, 2002 and 2001, the Company granted awards in the form of contingent share units to certain of its executives.

     The 2002 awards vest over five years with accelerated vesting of three years if performance targets are met. The performance vesting of the awards, which can range from 56,434 to 169,300 shares, is tied to growth in earnings and improved capital effectiveness over a three-year period. The 2001 awards vest over three years and can range from 75,336 to 301,344 shares dependent on growth in earnings and improved capital effectiveness. Under the 2001 plan, none of the stock units will vest if the minimum objectives are not achieved, and as of

December 31, 2003, no stock units under this plan were expected to vest. No such awards were granted for 2003.

     Since 1994, the Company has granted one-time awards of contingent shares to certain of the Company’s executives. These awards vest over a five-year period with one-third vesting on the third, fourth and fifth anniversaries of the grant. An executive must be actively employed by the Company on the vesting date for shares to be issued. Once vested, these awards do not expire. As of December 31, 2003, a total of 359,116 contingent shares granted under this plan remain outstanding, 247,456 of which are vested.

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

	2003	2002	2001
Net income, as reported	$138,949	$135,316	$91,609
Add: Stock-based employee compensation cost, net of related tax effects included in net income, as reported	869	199	468
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,889)	(6,622)	(7,410)

Pro forma net income	$133,929	$128,893	$84,667
Earnings per share:
Basic — as reported	$1.44	$1.40	$.96
Basic — pro forma	$1.38	$1.34	$.89
Diluted — as reported	$1.43	$1.39	$.96
Diluted — pro forma	$1.38	$1.33	$.88

     The fair value of each option grant is estimated on the date of the grant using the binomial option pricing model with the following assumptions:

	2003	2002	2001
Expected dividend yield	3.6%	3.4%	3.2%
Expected stock price volatility	31.8%	34.9%	35.4%
Risk-free interest rate	3.0%	4.3%	4.9%
Expected life of options	4.5 years	4.2 years	4.0 years

13. Employee Benefit Plans

Retirement Plans and Retiree Health and Life Insurance Plans

     The Company provides non-contributory defined benefit pension plans for substantially all of its United States and certain of its Mexico employees, as well as postretirement healthcare and life insurance benefits to the majority of its retirees and their eligible dependents in the United States and Canada. Effective January 1, 2004, the Company switched to a defined contribution plan for all new U.S. employees. The Company also sponsors contributory pension plans covering the majority of its employees in the United Kingdom and Canada.

     The Company uses a December 31 measurement date for its plans.

     The components of net periodic benefit cost include the following:

	2003	2002	2001
Retirement Plans
Service cost	$20,209	$18,296	$15,054
Interest cost	51,767	48,210	44,523
Expected return on plan assets	(55,290)	(59,443)	(62,748)
Amortization of net transition (asset) obligation	576	552	(302)
Amortization of prior service cost	1,665	1,674	1,576
Amortization of net actuarial (gain) loss	22,223	8,674	504
Special termination benefit cost	10,234	3,276	5,180
Acquisitions			48
Other	70
Effect of curtailment	611

Net periodic benefit cost	$52,065	$21,239	$3,835

Retiree Health and Life Insurance Plans
Service cost	$4,360	$4,177	$3,746
Interest cost	11,558	11,559	9,438
Expected return on plan assets	(3,650)	(5,552)	(6,248)
Amortization of prior service cost	(6,581)	(6,990)	(5,949)
Amortization of net actuarial loss	9,026	7,693	4,139
Special termination benefit cost	(1,096)

Net periodic benefit cost	$13,617	$10,887	$5,126

SONOCO 2003 ANNUAL REPORT 47

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

     The following tables set forth the plans’ obligations and assets at December 31:

			Retiree Health and
	Retirement Plans		Life Insurance Plans
	2003	2002	2003	2002
Change in Benefit Obligation
Benefit obligation at January 1	$782,287	$678,822	$175,005	$161,251
Service cost	20,209	18,296	4,360	4,177
Interest cost	51,767	48,210	11,558	11,559
Plan participant contributions	1,074	1,049	2,294	1,469
Plan amendments	398	1,798		(8,544)
Actuarial loss	63,690	62,032	12,111	21,906
Benefits paid	(47,721)	(44,342)	(17,157)	(16,822)
Impact of foreign exchange rates	24,860	13,146	149	9
Special termination benefit cost	10,234	3,276
Effect of curtailment	(3,702)		(1,957)
Other	7,987

Benefit obligation at December 31	$911,083	$782,287	$186,363	$175,005

Change in Plan Assets
Fair value of plan assets at January 1	$648,672	$629,188	$50,576	$62,214
Actual return on plan assets	144,679	(59,682)	11,733	(5,775)
Company contributions	29,907	115,082	2,836	9,728
Plan participant contributions	1,074	1,049	2,294	1,469
Benefits paid	(47,721)	(44,342)	(17,157)	(16,822)
Impact of foreign exchange rates	17,967	9,236
Expenses paid	(4,108)		(201)
Other		(1,859)		(238)

Fair value of plan assets at December 31	$790,470	$648,672	$50,081	$50,576

Reconciliation of Funded Status, December 31
Funded status of plan	$(120,613)	$(133,615)	$(136,282)	$(124,429)
Unrecognized net actuarial loss	303,880	342,887	106,833	113,586
Unrecognized prior service cost	7,927	9,820	(14,937)	(22,557)
Unrecognized net transition obligation	6,740	6,421

Net amount recognized	$197,934	$225,513	$(44,386)	$(33,400)

	Retirement Plans
	2003	2002
Total Recognized Amounts in the Consolidated Balance Sheets
Prepaid benefit cost included in Other Assets	$229,784	$244,240
Accrued benefit liability	(118,136)	(98,432)
Intangible asset	7,148	6,734
Accumulated other comprehensive loss	79,138	72,971

Net amount recognized	$197,934	$225,513

     The accumulated benefit obligation for all defined benefit plans was $853,443 and $736,268 at December 31, 2003 and 2002, respectively.

     The projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were, $290,077, $277,999 and $158,953, respectively, as of December 31, 2003, and $237,330, $227,417 and $127,982, respectively, as of December 31, 2002.

Assumptions

     The following tables set forth the major actuarial assumptions used in determining the PBO, ABO and net periodic benefit cost.

Weighted-average assumptions
used to determine benefit obligations
at December 31	U.S.	Foreign Plans
Retirement Plans and Retiree Health and Life Insurance Plans:
Discount Rate
2003	6.25%	5.00--6.50%
2002	6.75%	5.50--7.00%
Rate of Compensation Increase
2003	4.60%	1.50--4.00%
2002	4.10%	1.50--5.00%

Weighted-average assumptions used to
determine net periodic benefit cost
for years ended December 31	U.S.	Foreign Plans

Retirement Plans and Retiree Health and Life Insurance Plans:
Discount Rate
2003	6.75%	5.00--7.00%
2002	7.25%	5.50--7.00%
2001	7.50%	6.45--7.00%
Expected Long-term Rate of Return
2003	8.75%	5.50--8.50%
2002	9.50%	5.50--8.50%
2001	9.50%	8.00--8.50%
Rate of Compensation Increase
2003	4.60%	1.50--5.00%
2002	4.10%	1.50--5.00%
2001	4.10%	3.50--5.00%

     The expected long-term rate of return assumption is based on the Company’s historical plan return performance over the past 12 years.

Retiree Health and Life Insurance Plans

     The U.S. Retiree Health and Life Insurance Plan makes up 99% of the Retiree Health liability. Therefore, the following information relates to the U.S. plan only.

Healthcare Cost Trend Rate
2003	11.0%
2002	12.0%
Ultimate Trend Rate
2003	6.0%
2002	6.0%
Year at which the Rate Reaches the Ultimate Trend Rate
2003	2008
2002	2008

     Increasing the assumed trend rate for healthcare costs by one percentage point would increase the accumulated postretirement benefit obligation (APBO) and total service and interest cost component approximately $2,751 and $174, respectively. Decreasing the assumed trend rate for healthcare costs by one percentage point would decrease the APBO and total service and interest cost component approximately $2,431 and $154, respectively. Based on amendments to the U.S. plan approved in 2002, cost increases borne by the Company are limited to the Urban CPI.

Retirement Plan Assets

     The following table sets forth the weighted-average asset allocations of the Company’s retirement plans at December 31, 2003 and 2002, by asset category.

Asset Category	U.S.	U.K.	Canada

Equity Securities
2003	68.2%	71.5%	58.0%
2002	63.3%	69.9%	58.0%
Debt Securities
2003	31.8%	23.1%	42.0%
2002	35.9%	24.4%	42.0%
Real Estate
2003	0.0%	4.0%	0.0%
2002	0.0%	4.3%	0.0%
Other
2003	0.0%	1.4%	0.0%
2002	0.8%	1.4%	0.0%

Total
2003	100.0%	100.0%	100.0%
2002	100.0%	100.0%	100.0%

     The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Other assets such as real estate, private equity and hedge funds may be used judiciously to enhance long-term returns while improving portfolio diversification. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

U.S. Defined Benefit Plan

     The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. In January 2004, a core real estate investment of 5% was established by liquidating a portion of the equity and debt securities. The current target allocation for the investment portfolio is Equity Securities — 65%, Debt Securities — 30%, Real Estate —5% and Other — 0%.

U.K. Plan

     The equity investments are diversified across domestic and international stocks of small and large capitalizations. The current target allocation (midpoint) for the investment portfolio is Equity Securities — 72%, Debt Securities — 22%, Real Estate — 5% and Other — 1%.

Canadian Plan

     The equity investments are diversified across domestic and international stocks of primarily large capitalizations. The current target allocation (midpoint) for the investment portfolio is Equity Securities — 50%, Debt Securities — 50%, Real Estate — 0% and Other — 0%.

Retiree Health and Life Insurance Plan Assets

     The following table sets forth the weighted-average asset allocations of the Company’s retiree health and life insurance plans at December 31, 2003 and 2002, by asset category. As mentioned previously, the U.S. Retiree Health and Life Insurance Plan makes up 99% of the Retiree Health liability. Therefore, the following information relates to the U.S. plan only.

Asset Category
Equity Securities
2003	64.6%
2002	60.0%
Debt Securities
2003	33.2%
2002	36.8%
Real Estate
2003	0.0%
2002	0.0%
Other
2003	2.2%
2002	3.2%

Total
2003	100.0%
2002	100.0%

     As of December 31, 2003 and 2002, approximately 74% of the assets associated with the U.S. Retiree Health and Life Insurance Plan were managed utilizing the same methodology as the U.S. Defined Benefit Plan discussed previously, including the same portfolio risk profile, investment mix and target allocation. The remaining 26% of the assets were invested as follows:

	December 31,	December 31,
	2003	2002
Equity securities (domestic)	54.4%	50.8%
Debt securities (domestic)	37.1%	39.3%
Real estate	0.0%	0.0%
Other	8.5%	9.9%

Contributions

     The Company estimates that it will make voluntary contributions of approximately $30 million to its retirement and retiree health and life insurance plans in 2004.

New Legislation

     On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligibles starting in 2006. The Act provides

SONOCO 2003 ANNUAL REPORT 49

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

employers currently sponsoring prescription drug programs for Medicare-eligibles with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. These options include supplementing the government program on a secondary payor basis or accepting a direct subsidy from the government to support a portion of the cost of the employer’s program.

     Paragraph 40 of Statement of Financial Standards No. 106, ‘Employers’ Accounting for Postretirement Benefits Other Than Pensions’ (FAS 106), requires that presently enacted changes in law impacting employer-sponsored retiree healthcare programs which take effect in future periods be considered in current-period measurements for benefits expected to be provided in those future periods. Therefore, under FAS 106 guidance, measures of plan liabilities and annual expense on or after the date of enactment should reflect the effects of the Act.

     Pursuant to guidance under FASB Staff Position 106-1, the Company has chosen to defer recognition of the potential effects of the Act in these 2003 disclosures. Therefore, the retiree health obligations and costs reported in this financial statement do not yet reflect any potential impact of the Act. Specific, authoritative guidance on the accounting for the government subsidy is pending, and that guidance, when issued, could require the Company to change previously reported information.

Sonoco Savings Plan

     The Company also sponsors the Sonoco Savings Plan for its U.S. employees, a defined contribution retirement plan (formerly the Sonoco Employee Savings and Stock Ownership Plan). Beginning in 2002, the Company adopted the IRS “Safe Harbor” matching contributions and vesting provisions which provide 100% Company matching on the first 3% of pretax contributions, 50% Company matching on the next 2% of pretax contributions and 100% immediate vesting. The plan also provides for contributions of 1% to 30% of gross pay beginning in 2004. For 2003 and 2002, the plan provided that all eligible employees could contribute 1% to 20% of their gross pay. For 2001, the plan provided that all eligible employees could contribute 1% to 16% of their gross pay, subject to regulations of the IRS, with 50% vesting after one year and 100% vesting after two years. In 2001, the Company made matching contributions of 50% on the first 6% of pretax and/or after-tax contributions as approved by the Company’s Board of Directors. The Company’s contributions to the plan for 2003, 2002 and 2001 were approximately $12,000, $11,000 and $8,500, respectively.

14. Income Taxes

     The Company provides for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting requirements and tax laws. Assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The provision for taxes on income for the years ended December 31 consists of the following:

	2003	2002	2001
Pretax income
Domestic	$157,889	$163,680	$127,544
Foreign	31,317	34,813	48,237

Total pretax income	$189,206	$198,493	$175,781

Current
Federal	$26,831	$23,757	$40,664
State	2,682	2,617	4,177
Foreign	17,109	16,284	16,112

Total current	$46,622	$42,658	$60,953

Deferred
Federal	$9,644	$20,851	$19,064
State	1,813	4,594	2,056
Foreign	(282)	2,511	885

Total deferred	$11,175	$27,956	$22,005

Total taxes	$57,797	$70,614	$82,958

     Cumulative deferred tax liabilities (assets) are comprised of the following at December 31:

	2003	2002

Depreciation	$113,600	$97,298
Employee benefits	107,381	102,466
Other	14,140	11,322

Gross deferred tax liabilities	235,121	211,086

Retiree health benefits	(22,381)	(17,314)
Foreign loss carryforwards	(22,576)	(8,959)
Capital loss carryforwards	(580)	(23,295)
Employee benefits	(40,257)	(39,576)
Accrued liabilities and other	(41,217)	(34,655)

Gross deferred tax assets	(127,011)	(123,799)

Valuation allowance on deferred tax assets	26,941	35,731

Total deferred taxes, net	$135,051	$123,018

     The decrease in the valuation allowance for deferred tax assets of $8,790 is due to a decrease of $22,407 relating to the Company’s capital loss carryforwards and an increase of $13,617 relating to net operating losses of foreign subsidiaries for which their use is limited to future taxable earnings.

     Approximately $63,000 of foreign subsidiary net operating loss carryforwards remain at December 31, 2003. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carryforwards, approximately $20,000 have no expiration date. The remaining loss carryforwards expire at various dates in the future.

     A reconciliation of the United States federal statutory tax rate to the actual consolidated tax expense is as follows:

	2003		2002		2001
Statutory tax rate	$66,222	35.0%	$69,472	35.0%	$61,523	35.0%
State income taxes, net of federal tax benefit	3,085	1.6	4,989	2.5	4,096	2.3
COLI					14,613	8.3
Valuation
allowance	(8,790)	(4.6)
Other, net	(2,720)	(1.5)	(3,847)	(1.9)	2,726	1.6

Total taxes	$57,797	30.5%	$70,614	35.6%	$82,958	47.2%

     Undistributed earnings of international subsidiaries totaled $167,000 at December 31, 2003. Deferred taxes have not been provided on the undistributed earnings, as the Company considers these amounts to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company or the stock in the foreign subsidiaries sold, these earnings could become subject to tax.

     The Company has resolved all issues with the IRS for all years through 1998. The Company is currently under examination for the tax years 1999 through 2001. The Company believes that it has made adequate provision for income taxes with respect to open years and any settlements may result in a favorable adjustment to the amount accrued.

15. Commitments and Contingencies

     The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings.

     The Company has been named as a potentially responsible party at several environmentally contaminated sites not owned by the Company. These regulatory actions and a small number of private party lawsuits represent the Company’s largest potential environmental liabilities. The Company accrued $3,967 and $4,391 as of December 31, 2003 and 2002, respectively, related to environmental contingencies. Due to the complexity of determining clean-up costs associated with the sites, a reliable estimate of the ultimate cost to the Company cannot be determined. Furthermore, all of the sites are also the responsibility of other parties. The Company’s liability, if any, is shared with such other parties, but the Company’s share has not been finally determined in most cases. In some cases, the Company has cost-sharing agreements with other potentially responsible parties with respect to a particular site. Such agreements relate to the sharing of legal defense costs or clean-up costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost-sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away. Accordingly, a reliable estimate of the ultimate cost to the Company with respect to such sites cannot be determined. Costs, however, are accrued as necessary, once reasonable estimates are determined. Accrued amounts are not discounted. Although the level of future expenditures for legal and environmental matters is impossible to determine with any degree of probability, it is management’s opinion that such costs, when finally determined, will not have an adverse material effect on the consolidated financial position of the Company.

16. Shareholders’ Equity

Stock Repurchases

     On February 7, 2001, the Board of Directors approved a new stock repurchase program authorizing the repurchase of up to 5,000,000 shares of the Company’s common stock. No shares were repurchased under this program in 2003, 2002 and 2001. Under previous authorizations, the Company repurchased 92,960 shares of its common stock in 2001 at a total cost of $2,055, with an average price of $22.11 per share. At December 31, 2003, the Company had authorizations to repurchase approximately 5,300,000 shares of common stock.

Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share:

	2003	2002	2001
Numerator:
Net income	$138,949	$135,316	$91,609
Denominator:
Average common shares outstanding	96,819,000	96,373,000	95,370,000
Dilutive effect of employee stock options	310,000	805,000	437,000

Diluted outstanding shares	97,129,000	97,178,000	95,807,000
Net income per common share
Basic	$1.44	$1.40	$.96
Diluted	$1.43	$1.39	$.96

     Stock options to purchase approximately 7,876,000, 6,716,000 and 3,605,000 shares for 2003, 2002 and 2001, respectively, were not dilutive and therefore were not included in the computations of diluted income per common share amounts. These options may become dilutive in future periods if the market price of the Company’s common stock appreciates. No adjustments were made to reported net income in the computation of earnings per share.

17. Financial Reporting for Business Segments

     Sonoco reports its results in two primary segments, Industrial Packaging and Consumer Packaging. The Industrial Packaging segment includes the following products: high-performance paper, plastic and composite

SONOCO 2003 ANNUAL REPORT 51

Notes to Consolidated Financial Statements (Dollars in thousands except per share data)

engineered carriers; paperboard; wooden, metal and composite reels for wire and cable packaging; fiber-based construction tubes and forms; custom designed protective packaging; and, supply chain management capabilities.

     The Consumer Packaging segment includes the following products: round and shaped rigid packaging, both composite and plastic; printed flexible packaging; metal and plastic ends and closures; specialty packaging; and, packaging services.

     Included in Corporate operating profit are restructuring charges and one-time items detailed below, interest expense and interest income.

Years ended	Industrial	Consumer
December 31	Packaging	Packaging	Corporate	Consolidated
Total Revenue[1]
2003	$1,575,731	$1,238,428		$2,814,159
2002	1,520,745	1,235,676		2,756,421
2001	1,402,664	1,099,834		2,502,498
Intersegment Sales[1,2]
2003	$55,833			$55,833
2002	55,002			55,002
2001	38,053			38,053
Sales to Unaffiliated Customers[1]
2003	$1,519,898	$1,238,428		$2,758,326
2002	1,465,743	1,235,676		2,701,419
2001	1,364,611	1,099,834		2,464,445
Operating Profit[1,3]
2003	$123,033	$85,568	$(100,268)	$108,333
2002	151,770	94,295	(62,959)	183,106
2001	168,130	103,502	(111,653)	159,979
Identifiable Assets[4]
2003	$1,269,197	$734,784	$516,652	$2,520,633
2002	1,138,495	761,192	536,752	2,436,439
2001	1,191,569	762,728	397,900	2,352,197
Depreciation, Depletion and Amortization[1]
2003	$96,074	$56,615		$152,689
2002	92,980	52,943		145,923
2001	93,998	50,711		144,709
Capital Expenditures[1]
2003	$52,426	$55,991		$108,417
2002	60,790	50,625		111,415
2001	57,527	37,432		94,959

[1]	Prior year information has been restated to exclude impact of High Density film business, which has been reclassified as discontinued operations.

[2]	Intersegment sales are recorded at a market-related transfer price.

[3]	Corporate 2003, 2002 and 2001 includes restructuring costs of $(33,219), $(6,420) and $(23,603), respectively, associated with the Industrial Packaging segment; $(9,603), $(3,793) and $(24,250), respectively, associated with the Consumer Packaging segment; $(7,234), $(196) and $(3,549), respectively, for unallocated Corporate. 2001 also includes goodwill amortization expenses of $(12,061), $7,252 for a gain on net legal settlements and a $(7,026) COLI adjustment. Interest expense and interest income are also shown under Corporate.

[4]	Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facilities and prepaid expenses.

Geographic Regions

     Sales to unaffiliated customers and long-lived assets by geographic region are as follows:

	2003	2002	2001
Sales to Unaffiliated Customers
United States	$1,859,609	$1,879,631	$1,709,421
Europe	392,198	348,606	313,783
Canada	262,826	241,315	214,526
All other	243,693	231,867	226,715

Total	$2,758,326	$2,701,419	$2,464,445

Net PPE, Goodwill and Intangibles
United States	$884,863	$960,273	$987,510
Europe	187,588	178,086	170,764
Canada	157,587	134,190	128,846
All other	120,886	105,075	111,179

Total	$1,350,924	$1,377,624	$1,398,299

     Prior year sales information from the United States has been restated to exclude the impact of the High Density Film business, which has been reclassified as discontinued operations.

     Sales are attributed to countries/regions based upon the plant location from which products are shipped. Long-lived assets are comprised of property, plant and equipment, goodwill, and intangible assets (see Notes 7 and 8 to the Consolidated Financial Statements).

18. Comprehensive Income (Loss)

     The following table summarizes the components of accumulated other comprehensive income (loss) and the changes in accumulated comprehensive income (loss), net of tax as applicable, for the years ended December 31, 2003 and 2002:

	Foreign	Minimum		Accumulated
	Currency	Pension		Other
	Translation	Liability		Comprehensive
	Adjustments	Adjustments	Other	Loss
Balance at January 1, 2002	$(177,642)	$(19,502)	$(825)	$(197,969)
Change during 2002	15,833	(30,921)	893	(14,195)

Balance at December 31, 2002	$(161,809)	$(50,423)	$68	$(212,164)
Change during 2003	77,903	(3,403)	1,573	76,073

Balance at December 31, 2003	$(83,906)	$(53,826)	$1,641	$(136,091)

     The cumulative tax benefit of the Minimum Pension Liability Adjustments was $25,312 and $22,548 in 2003 and 2002, respectively. Additionally, the tax liability of Other items was $940 and $148 in 2003 and 2002, respectively.

19. New Accounting Pronouncements

     Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, ‘Accounting for Asset Retirement Obligations’ (FAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of FAS 143 did not have a material effect on the Company’s Consolidated Financial Statements.

     As of January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’ (FAS 146), which nullifies Emerging Issues Task Force Issue No. 94-3 (Issue 94-3), ‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).’ FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The adoption of FAS 146 did not have a material effect on the Company’s Consolidated Financial Statements except for the timing of the recognition of costs associated with exit or disposal activities.

     In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 149, ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ (FAS 149). FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement of Financial Accounting Standards 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (FAS 133). FAS 149 also amends certain other existing pronouncements. FAS 149 is effective for contracts entered into or modified after June 30, 2003, (except that provisions of FAS 149 that relate to FAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates) with certain exceptions and for hedging relationships designated after June 30, 2003. The adoption of FAS 149 did not have a material effect on the Company’s Consolidated Financial Statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of FAS 150 as a liability, which previously may have been classified as equity, consistent with the current definition of liabilities in FASB Concepts Statement No. 6, ‘Elements of Financial Statements.’ FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS 150 did not have a material effect on the Company’s Consolidated Financial Statements.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), ‘Consolidation of Variable Interest Entities—an interpretation of ARB 51.’ FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. It defines variable interest entities as those entities with a business purpose that either do not have any equity investors with voting rights, or have equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN 46 consolidation requirements apply immediately to variable interest entities created or obtained after January 31, 2003, but this had no impact on the Company’s 2003 financial statements. A modification to FIN 46 (FIN 46R) was released on December 17, 2003. FIN 46R delayed the effective date for variable interest entities created before February 1, 2003, with the exception of special-purpose entities, until the first fiscal year or interim period ending after March 15, 2004. FIN 46R delayed the effective date for special-purpose entities until the first fiscal year or interim period after December 15, 2003. The adoption of FIN 46R is not expected to have a material effect on the Company’s Consolidated Financial Statements.

SONOCO 2003 ANNUAL REPORT 53

Selected Eleven-Year Financial Data (Unaudited)
(Dollars and shares in thousands except per share data)

Years ended December 31	2003	2002	2001	2000
Operating Results[1]
Net sales	$2,758,326	$2,701,419	$2,464,445	$2,570,708
Cost of sales and operating expenses	2,549,726	2,455,357	2,204,874	2,250,793
Interest expense	52,399	54,196	52,217	59,604
Interest income	(2,188)	(1,649)	(3,800)	(3,794)
Other expense, net[2]	50,056	10,409	51,175	5,543

Income before income taxes	108,333	183,106	159,979	258,562
Provision for income taxes[3]	37,698	65,075	77,269	107,463
Equity in earnings of affiliates/Minority interest [4]	7,543	7,437	(1,214)	7,702

Income from continuing operations	78,178	125,468	81,496	158,801
Income from discontinued operations	60,771	9,848	10,113	7,497

Income before extraordinary loss	138,949	135,316	91,609	166,298
Extraordinary loss, net of income tax benefit

Net income	138,949	135,316	91,609	166,298
Preferred dividends

Net income (loss) available to common shareholders	$138,949	$135,316	$91,609	$166,298

Per common share
Net income available to common shareholders:
Basic	$1.44	$1.40	$.96	$1.67
Diluted	1.43	1.39	.96	1.66
Cash dividends — common	.84	.83	.80	.79
Average common shares outstanding:
Basic	96,819	96,373	95,370	99,725
Diluted	97,129	97,178	95,807	99,900
Actual common shares outstanding at December 31	97,217	96,640	95,713	95,006

Financial Position
Net working capital	$75,671	$104,671	$204,899	$258,713
Property, plant and equipment, net	923,569	975,368	1,008,944	973,470
Total assets	2,520,633	2,436,439	2,352,197	2,212,611
Total debt	674,587	833,846	921,810	857,641
Shareholders’ equity	1,014,160	867,425	804,122	801,471
Current ratio	1.1	1.2	1.4	1.6
Total debt to total capital[5]	35.8%	44.5%	49.3%	48.5%
Book value per common share	$10.43	$8.98	$8.40	$8.44

Other Data
Depreciation, depletion and amortization expense[1]	$152,689	$145,923	$144,709	$137,041
Cash dividends declared — common	81,128	79,768	76,080	78,718
Market price per common share (ending)	24.62	22.93	26.58	21.63
Return on total equity (including preferred stock)1,[2]	15.0%	16.0%	11.5%	19.1%
Return on net sales 1,[2]	5.0%	5.0%	3.7%	6.5%

[1]	Operating results for all periods have been restated to reclassify the High Density Film business, which was sold in 2003, as discontinued operations.

[2]	2003 data reflects net charges of $50,056 pretax or $35,329 after tax for restructuring costs. 2002 data reflects net charges of $10,409 pretax, or $6,663 after tax for restructuring costs. 2001 data reflects net charges of $51,175 pretax, or $49,028 after tax, for the net gain from legal settlements, corporate-owned life insurance (COLI) and restructuring costs. 2000 data reflects net charges of $5,543 pretax, or $1,372 after tax, for the net gain on the sales of divested businesses, restructuring costs and executive severance charges. 1999 data reflects the gain on the sale of divested businesses of $(3,500). 1998 data reflects the net gain on the sale of divested businesses of $(100,354) pretax, or $(41,554) after tax. 1997 data reflects the asset impairment charge of $226,358 pretax, or $174,500 after tax. Included in 1993 were gains from the early repayment of a note.

[3]	The provision for income taxes in 2001 and 2000 include $14,613 and $12,000, respectively, related to COLI.

[4]	2003 includes restructuring charges of $1,455. 2001 includes restructuring charges of $6,591.

[5]	Debt levels for 1995 through 2000 have been adjusted for cash related to the issuance of restricted-purpose bonds.

1999	1998	1997	1996	1995	1994	1993
$2,391,666	$2,409,045	$2,702,700	$2,638,414	$2,556,248	$2,187,581	$1,828,922
2,085,434	2,149,853	2,382,327	2,344,455	2,275,942	1,969,645	1,643,268
52,466	54,779	57,194	55,481	44,004	35,861	31,154
(5,314)	(5,916)	(4,971)	(6,191)	(4,905)	(2,398)	(6,017)
(3,500)	(100,354)	226,358				(5,800)

262,580	310,683	41,792	244,669	241,207	184,473	166,317
98,333	142,857	51,647	93,837	94,984	72,155	64,830
6,830	6,387	(991)	(1,771)	369	1,419	1,127

171,077	174,213	(10,846)	149,061	146,592	113,737	102,614
16,728	17,783	13,463	21,810	17,927	16,112	16,220

187,805	191,996	2,617	170,871	164,519	129,849	118,834
	(11,753)

187,805	180,243	2,617	170,871	164,519	129,849	118,834
		(3,061)	(7,196)	(7,763)	(7,763)	(1,264)

$187,805	$180,243	$(444)	$163,675	$156,756	$122,086	$117,570

$1.84	$1.76	$.00	$1.64	$1.56	$1.21	$1.17
1.83	1.73	.00	1.58	1.49	1.19	1.08
.75	.704	.641	.586	.524	.481	.459
101,886	102,632	100,981	99,564	100,253	100,590	100,849
102,780	104,275	107,350	108,487	110,111	109,420	109,711
101,448	101,683	105,417	98,850	100,229	100,379	101,001

$306,450	$225,347	$438,896	$262,533	$229,328	$222,068	$209,932
1,032,503	1,013,843	939,542	995,415	865,629	763,109	737,154
2,297,020	2,082,983	2,159,932	2,365,896	2,098,157	1,821,414	1,696,349
904,137	783,632	796,359	893,088	686,792	547,380	515,826
901,220	821,592	848,819	920,613	918,749	832,218	788,364
1.7	1.5	2.0	1.6	1.5	1.6	1.7
47.5%	46.7%	46.1%	47.2%	39.6%	38.1%	38.0%
$8.88	$8.08	$8.05	$8.10	$7.45	$6.57	$6.10

$130,945	$131,103	$140,166	$129,825	$113,774	$101,579	$84,855
76,434	72,028	64,639	58,480	53,145	48,287	46,333
22.75	29.63	31.54	23.53	23.86	18.94	19.05
21.9%	22.0%	.3%	18.3%	18.7%	16.0%	19.0%
7.9%	7.5%	.0%	6.2%	6.1%	5.6%	6.4%

SONOCO 2003 ANNUAL REPORT 55

Report of Management

     The management of Sonoco Products Company is responsible for the integrity and objectivity of the financial statements and other financial information included in this annual report. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

     Sonoco’s accounting systems are supported by internal control systems augmented by written policies, internal audits and the selection and training of qualified personnel.

     The Board of Directors, through its Audit Committee consisting of outside directors, is responsible for reviewing and monitoring the Company’s financial reporting and accounting practices. This committee meets regularly with management, the internal auditors and the independent auditors to assure each is carrying out its responsibilities.

     PricewaterhouseCoopers LLP, independent auditors, have audited the financial statements, and their report is included herein.

Charles J. Hupfer
Chief Financial Officer

Report of Independent Auditors

To the Shareholders and Directors of Sonoco Products Company:

     In our opinion, the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows (appearing on pages 37 through 40 of this report) present fairly, in all material respects, the consolidated financial position of Sonoco Products Company at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 8 to these Consolidated Financial Statements, the Company changed its method of accounting for goodwill in 2002 in accordance with Statement of Financial Accounting Standards No. 142, ‘Goodwill and Other Intangible Assets.’

Charlotte, North
Carolina January 28, 2004

Corporate Officers

Executive Committee

Harris E. DeLoach, Jr., 59
President & Chief Executive Officer since 2000. Previously Chief Operating Officer April-July 2000; Sr. Executive Vice President 1999-2000; Sr. Executive Vice President, Global Industrial Products/Paper/Molded Plastics 1999; Executive Vice President, High Density Film, Industrial Container, Fibre Partitions, Protective Packaging, Sonoco Crellin & Baker Reels 1996-1998. Joined Sonoco in 1985.

Jim C. Bowen, 53
Sr. Vice President since 2002. Previously Sr. Vice President, Global Paper Operations 2000-2002; Vice President/General Manager-Paper 1997-2000; Vice President, Manufacturing-N.A., Paper 1994-1997; Director of Manufacturing 1993-1994. Joined Sonoco in 1972.

Allan V. Cecil, 62
Vice President, Investor Relations & Corporate Affairs since 1998. Previously Vice President, Investor Relations & Corporate Communications 1996-1998. Prior experience: Vice President, Corporate Communications & Investor Relations, National Gypsum Company and Mesa Petroleum Co. Joined Sonoco in 1996.

Cynthia A. Hartley, 55
Sr. Vice President, Human Resources since 2002. Previously Vice President, Human Resources 1995-2002. Prior experience: Vice President, Human Resources, National Gypsum Company and Dames & Moore and Continental Can Company. Joined Sonoco in 1995.

Ronald E. Holley, 61
Sr. Vice President since 2002. Previously Sr. Vice President, Global Industrial Products/Molded Plastics 2000-2002; Vice President, Industrial Products-N.A. 1999-2000; Vice President, High Density Film 1993-1999; Vice President, Total Quality Management 1990-1993. Joined Sonoco in 1964.

Charles J. Hupfer, 57
Vice President & Chief Financial Officer & Corporate Secretary since 2002. Previously Vice President, Treasurer & Corporate Secretary 1995-2002; Treasurer 1988-1995. Joined Sonoco in 1975.

Eddie L. Smith, 52
Vice President, Customer & Business Development since 2002. Previously Vice President/General Manager, Flexible Packaging 1998-2002; Division Vice President/General Manager, Flexible Packaging 1996-1998; Division Vice President, Consumer Products-Europe 1994-1996. Joined Sonoco in 1971.

Charles L. Sullivan, Jr., 60
Sr. Vice President since 2000. Previously Regional Director, Cargill Asia/Pacific in 2000 and President, Cargill’s Salt Division 1995-2000. Joined Sonoco in 2000.

Other Corporate Officers

Vicki B. Arthur, 46
Staff Vice President & Treasurer since 2002. Previously Staff Vice President & Corporate Controller 2001; Director Corporate Reporting 1998-2001. Joined Sonoco in 1984.

Bernard W. Campbell, 54
Vice President & Chief Information Officer since 1996. Previously Staff Vice President, Information Services 1991-1996; Director, Corporate Information Services 1990-1991. Joined Sonoco in 1988.

Kevin P. Mahoney, 48
Vice President, Corporate Planning since 2002. Previously Staff Vice President, Corporate Planning 1996-2000. Joined Sonoco in 1987.

M. Jack Sanders, 50
Vice President, Industrial Products-N.A. since 2001. Previously Division Vice President/General Manager, Protective Packaging 1998-2001; General Manager, Protective Packaging 1991-1998. Joined Sonoco in 1987.